7/13


06015483

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Standard Life plc

*CURRENT ADDRESS Standard Life House
30 Lothian Road
Edinburgh EH1 2DH 0131
Scotland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34998 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 7/26/06

12-31-05
AR/S

Standard Life plc Prospectus



STANDARD LIFE



INDEX

		Page
SUMMARY		
1.	INTRODUCTION TO THE DEMUTUALISATION AND FLOTATION PROPOSAL	3
2.	USE OF PROCEEDS	4
3.	DIVIDEND POLICY	4
4.	THE BUSINESS OF THE GROUP	5
5.	REPOSITIONING AND TRANSFORMATION OF THE GROUP	6
6.	STRENGTHS AND STRATEGY	7
7.	CURRENT TRADING AND PROSPECTS	9
8.	SELECTED SUMMARY FINANCIAL INFORMATION	9
9.	RISK FACTORS	11
10.	ADDITIONAL INFORMATION	13
REGISTRATION DOCUMENT		
PART I:	RISK FACTORS	6
PART II:	DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS	26
PART III:	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	27
PART IV:	OFFER STATISTICS	28
PART V:	SELECTED FINANCIAL INFORMATION	29
PART VI:	INFORMATION ABOUT THE STANDARD LIFE GROUP	34
PART VII:	MANAGEMENT AND EMPLOYEES	87
PART VIII:	OPERATING AND FINANCIAL REVIEW OF THE STANDARD LIFE GROUP	97
PART IX:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK	193
PART X:	HISTORICAL FINANCIAL INFORMATION	201
SECTION A -	ACCOUNTANTS' REPORT ON SLAC IFRS HISTORICAL FINANCIAL INFORMATION	202
SECTION B -	SLAC IFRS HISTORICAL FINANCIAL INFORMATION	204
SECTION C -	ACCOUNTANTS' REPORT ON SLAC GAAP HISTORICAL INFORMATION	298
SECTION D -	SLAC UK GAAP HISTORICAL INFORMATION	300
SECTION E -	ACCOUNTANTS' REPORT ON COMPANY'S IFRS HISTORICAL FINANCIAL INFORMATION	339
SECTION F -	COMPANY'S IFRS HISTORICAL FINANCIAL INFORMATION	341
PART XI:	UNAUDITED PRO FORMA FINANCIAL INFORMATION	346
SECTION A -	UNAUDITED PRO FORMA FINANCIAL INFORMATION	347
SECTION B -	ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION	353
PART XII:	CONSULTING ACTUARIES' REPORT	355
PART XIII:	SUPERVISION AND REGULATION	389
PART XIV:	TAXATION CONSIDERATIONS	403
PART XV:	ADDITIONAL INFORMATION	412
DEFINITIONS		465
GLOSSARY OF TECHNICAL TERMS		480
SECURITIES NOTE		
PART I:	RISK FACTORS	6
PART II:	DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS	9
PART III:	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	10
PART IV:	OFFER STATISTICS	11
PART V:	INFORMATION ABOUT THE OFFERS	12
PART VI:	TERMS AND CONDITIONS OF APPLICATION IN THE PREFERENTIAL OFFER	28
PART VII:	TERMS AND CONDITIONS OF APPLICATION IN THE RETAIL OFFER	39
PART VIII:	TERMS AND CONDITIONS OF THE INITIAL SHARE SALE FACILITY	48
PART IX:	TERMS AND CONDITIONS OF THE STANDARD LIFE SHARE ACCOUNT	53
PART X:	INFORMATION ABOUT THE ORDINARY SHARES	65
PART XI:	ADDITIONAL INFORMATION	86
DEFINITIONS		92

THIS DOCUMENT, THE REGISTRATION DOCUMENT AND THE SECURITIES NOTE together comprise a prospectus (the "Prospectus") relating to Standard Life plc ("Standard Life" or the "Company") prepared in accordance with the Prospectus Rules of the Financial Services Authority ("FSA") made under section 73A of the Financial Services and Markets Act 2000 ("FSMA") and approved by the FSA under section 87A of FSMA. The Prospectus has been filed with the FSA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

This summary should be read as an introduction to the Prospectus. Any decision to invest in the Ordinary Shares should be based on consideration of the Prospectus as a whole by the investor. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") in each member state of the European Economic Area ("EEA"), civil liability attaches to those persons responsible for the summary including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus, namely the Registration Document and the Securities Note. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating the Prospectus before legal proceedings are initiated. The full Prospectus may be obtained free of charge from the Company as set out in "Additional Information" below.

Application will be made to the FSA for the ordinary shares of 10 pence each of the Company (the "Ordinary Shares") issued and to be issued pursuant to the Offers (as defined below), the Over-allotment Shares (as defined below), the Demutualisation Shares (as defined below) and the Ordinary Shares to be issued to employees of the Group on Admission (as defined below) described in the Prospectus to be admitted to the Official List of the FSA (the "Official List") and to London Stock Exchange plc for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together, "Admission"). Admission to the Official List, together with admission to trading on the London Stock Exchange's main market for listed securities, constitute admission to official listing on a regulated market. As at the date of the Prospectus, no Ordinary Shares are admitted to trading on a regulated market. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 July 2006. The Demutualisation Shares will not be issued unless the Scheme becomes effective and the Employee Shares and the Ordinary Shares will not be issued pursuant to the Offers unless Admission occurs. The Over-allotment Shares will only be issued if the over-allotment arrangements are exercised. Accordingly, there will be no conditional dealings in the Ordinary Shares. No application has been or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any other exchange.

STANDARD LIFE PLC

(Incorporated in Scotland under the Companies Act 1985 with registered number SC286832)

Offers of Ordinary Shares

at an Offer Price expected to be between 210 pence and 270 pence per Ordinary Share and to Qualifying Persons at a Preferential Offer Price which is expected to be between 199.5 pence and 256.5 pence per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

MERRILL LYNCH INTERNATIONAL | UBS INVESTMENT BANK

Co-lead Managers

CITIGROUP | JPMORGAN CAZENOVE

The distribution of this document, the Registration Document and the Securities Note and the offer, sale and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Joint Global Co-ordinators or Co-lead Managers to permit a public offer of Ordinary Shares or possession or distribution of this document (or any other offering or publicity material or application form relating to the Ordinary Shares) in any jurisdiction other than in the Permitted Countries (as defined below) except Canada.

The offer, sale and/or issue of the Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or qualified for sale under the laws of any state of the United States or qualified for distribution by prospectus in Canada or under any applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered within Australia, Japan or the United States or to, or for the benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares are being offered and sold within the United States only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the US Securities Act) and in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and outside the United States in reliance on Regulation S under the US Securities Act. The Ordinary Shares are being distributed in Canada under exemptions from the prospectus filing requirements of securities legislation in Canada. Investors in the United States should review additional material information on pages 3 and 4 of the Registration Document.

Merrill Lynch International, UBS Limited and the Co-lead Managers each of which is authorised and regulated in the UK by the FSA, are acting exclusively for the Company and no one else in connection with the Offers. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Offers and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this document.

Prospective investors should rely only on the information contained in this document, the Registration Document and the Securities Note. No person has been authorised to give any information or make any representations other than those contained in this document, the Registration Document and/or the Securities Note and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the Directors, Merrill Lynch International, UBS Limited or the Co-lead Managers.

For the purposes of this document, "Group" and "Standard Life Group", if used to refer to a time before the Scheme (as defined below) becomes effective, means SLAC (as defined below) and each of its subsidiaries and, if used to refer to a time after the Scheme becomes effective, means the Company and each of its subsidiaries.

1. Introduction to the demutualisation and flotation proposal

1.1 Overview

At a special general meeting on 31 May 2006, eligible members of The Standard Life Assurance Company ("SLAC") approved the proposal to demutualise (the "Proposal") and on 9 June 2006 the Court of Session in Scotland (the "Court") sanctioned SLAC's demutualisation scheme (the "Scheme").

Under the Proposal, the Company will issue approximately 1,472 million Ordinary Shares ("Demutualisation Shares") to certain eligible with-profits policyholders ("Eligible Members") in Austria, Canada, the Channel Islands, Germany, Ireland, the Isle of Man and the UK ("Permitted Countries"), approximately 2 million Ordinary Shares ("Employee Shares") in a free share allocation to certain Group employees and will raise £1.1 billion of net new capital for the Group through the following offers (the "Offers"):

- The Preferential Offer to Eligible Members (other than those not resident in the Permitted Countries ("Non-Permitted Country Members")), certain other customers of the Group and certain Group employees on preferential terms, including at a discount to the price in the Institutional and Retail Offers;
- The Institutional Offer to institutional investors in the UK, the United States, other EU states and elsewhere; and
- The Retail Offer to other investors in the UK.

Only persons who hold Demutualisation Shares, Employee Shares or Ordinary Shares issued to them under the Preferential Offer at the Preferential Offer Price will be eligible to receive one additional Ordinary Share (a "Bonus Share") for every 20 Ordinary Shares that they hold continuously up to and including the first anniversary of Admission (anticipated to be 10 July 2007).

The Ordinary Shares which are the subject of the Offers comprise:

- Demutualisation Shares of Eligible Members who have chosen to sell them at flotation through the Initial Share Sale Facility (discussed below); and
- New Ordinary Shares to be issued by the Company.

The latest time and date for receipt of application forms for participation in the Preferential Offer and the Retail Offer is 10.00 a.m. on Wednesday 5 July 2006. Any application to acquire Ordinary Shares under the Preferential Offer will be irrevocable once received and accepted unless, before the Ordinary Shares have commenced trading and the allocations of Ordinary Shares have been notified to investors, the Company is required to publish a supplementary prospectus. This obligation will arise if the Offer Price finally determined is outside the relevant indicative price range. In this event, investors will have at least two working days from publication of such supplementary prospectus to withdraw their applications.

The Offers are conditional on the Scheme becoming effective and Admission occurring with Admission expected to occur, and dealings on the London Stock Exchange expected to commence, at 8.00 a.m. (London time) on 10 July 2006.

1.2 Offer structure

The relative size of the Offers will be determined at the Company's discretion, following consultation with Merrill Lynch International and UBS Limited. Priority will be given to applicants in the Preferential Offer, subject to scale-back. If there is heavy demand for Ordinary Shares, applicants may be allocated Ordinary Shares having a value which is less than the sum they applied for and the allocation policy may favour smaller applications.

The Preferential Offer is subject to a minimum application of £1,000 and a maximum allocation of £50,000 per person in Ordinary Shares at the Preferential Offer Price (as explained below).

Subject to certain conditions and the Joint Global Co-ordinators entering into a purchase agreement with the Company following determination of the Offer Prices (defined below), the Offers will be underwritten by the Joint Global Co-ordinators and Co-lead Managers, and Merrill Lynch International, as stabilising manager, may subscribe for additional Ordinary Shares at the Offer Price representing up to 15% of the new shares issued in the Offers ("Over-allotment Shares").

1.3 Pricing

The Offer Price and Preferential Offer Price (together, the "Offer Prices") will be determined by the Company in consultation with Merrill Lynch International and UBS Limited. The Offer Prices are expected to be announced by 9 July 2006.

It is expected that:

- The Offer Price will be in the range of 210 pence to 270 pence per Ordinary Share (the "Offer Price Range"); and
- The Preferential Offer Price will be at a discount of 5% to the Offer Price and will be in the range of 199.5 pence to 256.5 pence per Ordinary Share (the "Preferential Offer Price Range" and together with the Offer Price Range, the "Price Ranges").

The Offer Prices eventually determined may be outside these indicative price ranges. If the Price Ranges change on or before 9 July 2006, the revised Price Ranges will be announced and advertised as soon as possible. A number of factors will be taken into consideration in determining the Offer Price, including market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility, demand under the Offers, the prices bid to acquire Ordinary Shares in the Institutional Offer and the desire to establish an orderly after-market in the Ordinary Shares. Therefore, the Offer Price will not necessarily be the highest price at which all of the Ordinary Shares in each of the Offers could be sold.

1.4 The Initial Share Sale Facility

Eligible Members will be able to have all, but not some, of their Demutualisation Shares sold on Admission at the Offer Price (subject to a fixed £10 or €15 administrative charge unless the Eligible Member is resident in Canada or a trustee of certain occupational pension schemes) through the Initial Share Sale Facility. Eligible Members who elect to do this will not be eligible to apply for Ordinary Shares under the Preferential Offer or to receive Bonus Shares.

Alternatively, Eligible Members may choose to sell their Ordinary Shares following Admission through the Company's share dealing service, a stockbroker or other share dealing service.

2. Use of proceeds

Of the £1.1 billion of net new capital that the Company expects to raise on flotation, approximately £800 million of the proceeds will be allocated to Standard Life Assurance Limited ("SLAL") and is committed to support capital adequacy and the financing of new business and the remaining £300 million will be used for general corporate purposes.

3. Dividend policy

The Directors' objective is to pay a progressive dividend which will take account of the long-term earnings and cash flow potential of the Group.

The Company's first dividend in respect of the period from Admission to 31 December 2006, payable in May 2007, is expected to be approximately £109 million in aggregate, equating to approximately 5.4 pence per Ordinary Share on the basis of 2,003 million Ordinary Shares assumed to be in issue at Admission. This dividend is likely to represent approximately one half of the total dividend which the Directors would have expected to recommend for 2006 had the Company been listed throughout the year.

Thereafter it is intended that interim dividends will be paid in November and final dividends in May each year. The interim dividend is expected to represent approximately one third of the expected total annual dividend.

4. The business of the Group

4.1 Overview

The Group is a financial services group whose principal activities consist of the provision of life assurance and pensions, investment management, banking and healthcare insurance products.

The Group is one of the largest life assurance and pensions providers in the UK, with net earned premiums (£3.5 billion) and deposits received under investment contracts (£6.9 billion) totalling £10.4 billion for the financial period between 1 January 2005 and 31 December 2005 ("FY 2005").

Life assurance and pensions

The Group's UK life assurance and pensions business ("UKL&P") has a significant position in its market, having written £908 million of new business Annual Premium Equivalent ("APE") (the total of new annualised regular premiums plus 10% of single premiums written during the applicable period) in 2005, representing a market share of 8.4%. UKL&P's share of new business APE written through Independent Financial Advisers in 2005, the principal distribution channel for UK life assurance and pensions products, was 11.1%.

The Group is the fourth largest life assurance and pensions provider in Canada, with new business APE of £184 million in FY 2005.

The Group also has life assurance and pensions operations in Germany (covering Austria), Ireland and Hong Kong and interests in life assurance and pensions joint ventures in India and China.

Investment management

The Group's investment management company, Standard Life Investments Limited ("SLI"), manages assets for the Group and third parties and has a record of strong investment performance. Total funds managed by SLI were £124.8 billion at 31 March 2006. At 31 December 2005, SLI was the 6th largest UK domiciled fund manager and managed 1.8% of the UK listed equity market and 4.1% of the UK listed government and corporate bond market. Third party funds under management have grown from £5.3 billion at 15 November 1998 to £31.2 billion at 31 March 2006.

Banking

Standard Life Bank Limited offers a range of mortgages and retail savings products in the UK. It managed mortgage balances of £10.6 billion at 31 December 2005.

Healthcare

The Group's UK private medical insurance ("PMI") business, Standard Life Healthcare Limited, is one of the largest UK PMI providers.

4.2 Directors

The Directors of the Company are:

Sir Brian Stewart*, Group Chairman
Sandy Crombie, Group Chief Executive
Kent Atkinson*
Lord Blackwell*
Gerry Grimstone*, Group Deputy Chairman
John Hylands
Trevor Matthews, Chief Executive of Life & Pensions, UK & Europe
Alison Mitchell*
Jocelyn Proteau*
Alison Reed, Group Finance Director
Keith Skeoch, Chief Executive of SLI
Hugh Stevenson*
(denotes non-executive Director)*

5. Repositioning and transformation of the Group

In early 2004, against the background of adverse market conditions which reduced investment returns and the level of group capital, a decline in popularity of with-profits products and regulatory changes requiring some life assurance groups to hold more capital, the Group appointed a new Group Chief Executive and undertook a strategic review of its businesses both in the UK and overseas. This review concluded that the Group had a fundamentally good portfolio of businesses, but, in particular, profitability in UKL&P needed to be addressed. The Board subsequently decided, amongst other things, that it was in the interests of members, policyholders and the business for SLAC to work towards demutualisation and flotation, which would provide access to external equity capital to fund the development of the Group's business.

Since this review, a number of steps have been implemented to reposition the Group, including:

- Repricing products and managing the Group's capital more effectively by placing greater emphasis on more profitable products using less capital, including shifting from regular premium to single premium products and reducing the number of products written with guarantees;
- Changing the commission structure on pension products to improve profitability;
- Diversifying the Group's distribution channels;
- Reducing costs, primarily through process efficiencies and reducing headcount by some 3,000 jobs in the UK;
- Lowering investment risk and capital requirements by reducing the exposure to equity assets backing SLAC's with-profits business;
- Improving financial strength by issuing subordinated debt;
- Focusing the Group's business units on profit generation; and
- Strengthening the management team, including the appointment of new executive directors.

The above actions contributed to significant financial improvements and on the basis that the Group had operated under the post-demutualisation structure:

- Group European Embedded Value ("EEV") increased to £3,744 million at 31 December 2005 from £2,964 million at 31 December 2004;
- New business contribution (a measure of the value of new life assurance and pensions business being written) ("NBC") improved to a profit of £33 million for FY 2005 from a loss of £132 million for the financial period between 16 November 2003 and 31 December 2004 ("FY 2004") and further improved to a profit of £30 million for the three months ended 31 March 2006 ("Q1 2006");
- EEV operating profits before tax increased to £395 million for FY 2005 from £180 million for FY 2004; and
- Profit attributable to shareholders was £30 million for FY 2005 compared to a loss of £456 million for FY 2004 on the basis of International Financial Reporting Standards ("IFRS").

The Board is committed to continuing this business transformation and is focused on achieving further profitable growth and creating increasing value for shareholders.

As previously announced, the Directors received approaches relating to potential transactions, including requests to take significant shareholdings in the Company and an approach involving an all share merger with SLAC. The Directors concluded that these potential transactions were not in the best interests of members, policyholders and the business.

6. Strengths and strategy

6.1 Key strengths

The Directors believe that the key strengths of the Group are as follows:

- Approximately 7 million customers, of which over 5 million are in the UK, ranging from private individuals to large corporate clients;
- A long established and well-recognised life assurance and pensions brand in the UK and a well known brand in Canada, with a strong reputation among financial intermediaries;
- In its core UK and Canadian markets, the Group has particular strength in the products and distribution channels relating to life assurance, pensions and other long-term savings and investment products, including:
    - An extensive range of financial products and services, a number of which include innovative features, with the aim of meeting customers' financial requirements throughout their lives;
    - A strong position in retirement provision; and
    - The Group's existing book of business providing opportunities to write profitable new business and thereby develop further its customer relationships;
- Strong distribution capability through intermediaries;
- High quality customer service;
- Integrated, flexible customer IT systems;
- Established operations in Germany and Ireland and developing life assurance and pensions joint ventures in India and China; and
- SLI has established a reputation for delivering strong investment performance through its active investment approach, with an increasing proportion of its business from third party institutional and retail investors.

6.2 Strategy

The Group's objective is to create a leading savings and investments business which generates increasing value for shareholders. The strategy to achieve this exploits the Group's strengths to capitalise on evolving market opportunities. These opportunities include:

- Demographic trends resulting in significant demand for pensions, life assurance, savings and investment products before and during retirement;
- Increasingly discerning customers who want the ability to build their own product portfolios, with service convenience;
- The increasing transfer of retirement provision from governments and companies to individuals;
- Regulatory and technological developments making new products and services possible; and
- The convergence of insurance and investment, creating opportunities for new "hybrid" products.

The key elements of the Group's strategy are:

- *Develop valuable customer relationships and realise the potential of the brand:*

  The Group aims to capitalise on the strength of its brand to be the provider of choice for its customers' financial needs throughout their lives. It will focus on building deeper and longer lasting customer relationships.

- *Evolve a product portfolio that drives profitability and the value of new business:*

  The Group is focusing on higher margin, less capital-intensive, fee-based products which reduce the Group's exposure to investment risk. The Group also aims to evolve from a provider of packaged products into a product and services provider with its self-invested personal pension ("SIPP") and Wrap investment platform, to extend the Group's product reach and to strengthen relationships with distributors and customers.

- *Build and diversify existing distribution channels:*

  The Group aims to strengthen its position in independent intermediated distribution in the UK and Canada as well as to diversify its distribution channels by winning further multi-tie positions with leading distributors, developing its relationships with corporate partners, extending its insurance "wrappers" to third party products and enhancing its direct distribution and e-commerce capabilities.

- *Extend operational capabilities and exploit high quality customer service:*

  The Group intends to streamline further its operational processes and enhance efficiency to reduce costs and further improve the service it provides. It will also continue to use technology to offer a wider range of services to its distributors and customers.

- *Enhance position in core markets and develop organically in existing overseas markets:*

  The Group intends to drive profit and exploit synergies in its mature markets (the UK, Canada, Germany and Ireland) and to develop in the Indian and Chinese markets where it has joint ventures.

- *Leverage investment management expertise:*

  SLI aims to continue to grow its third party funds under management through its active investment approach and its strong investment record. It is also continuing to develop its investment infrastructure to handle increased business volumes in a cost-effective manner.

- *Drive profit and use capital effectively to create shareholder value:*

  The Group aims to continue the repositioning of its business and realise its growth potential by:

  - Actively managing its existing book of business and delivering value by writing profitable new business, including increased contributions to group pension schemes from existing members and new entrants to existing group schemes;

  - Further reducing its unit costs through the implementation of operational efficiencies and the effective use of technology;

  - Focusing on product profitability and efficient use of capital; and

  - Building stronger customer relationships by providing a wider range of products and services,

  with the intention of achieving the following financial targets:

  - Additional annual cost savings of £30 million in the Group's UK life assurance and pensions operations by the end of 2007; and

  - A post-tax operating return on opening embedded value of 9% to 10% in 2007 and increasing thereafter.

There can be no assurance that the Group will be able to achieve these targets as they are necessarily based on a number of assumptions, estimates and factors, some of which are beyond the Group's control. See "Risk Factors" below and "Forward-Looking Statements" in the Registration Document.

7. Current trading and prospects

The Directors believe that the Group has made a strong start to 2006 and is well positioned for the remainder of 2006. The Q1 2006 new business results demonstrate the continued momentum in, and success of, the Group's repositioning initiatives to deliver profitable growth. New business contribution (NBC) for the Group was £30 million for Q1 2006, compared to £33 million for FY 2005.

UKL&P APE sales in Q1 2006 increased by 13% to £263 million compared to Q1 2005, with particularly good performance from single premium investment products. Worldwide insurance APE sales increased by 7% to £342 million compared to Q1 2005, reflecting the strong UK performance, steady group savings and retirement sales in Canada and strong sales in Ireland offset by an expected decline in sales in Germany. SLI delivered strong Q1 2006 performance with gross investment sales up 141% to £2,451 million.

8. Selected summary financial information

The selected financial information contained in this section has been extracted without material adjustment from Part VIII, Part X and Part XII of the Registration Document.

The Group changed its financial year-end reporting date during 2004 from 15 November to 31 December. As a result, the financial information for FY 2004 included in this section, unless otherwise noted, shows results over 13.5 months while other periods show results over 12 months.

The Group's results presented on the basis of IFRS and EEV principles have been shown as though the Group had operated under the post-demutualisation structure during FY 2004 and FY 2005, but exclude the impact of the £1.1 billion of net new capital that is expected to be raised through the Offers.

8.1 Historical Financial Information ("HFI")

Since 2005, the Group has reported its results under IFRS. The summary income statement below includes HFI for FY 2005 and FY 2004 presented on the basis of IFRS and the provisions of the Scheme.

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Life assurance and pensions:		
UK	(225)	(394)
Europe and other	74	(151)
Canada	154	165
Minority interest	83	33
Profit/(loss) before tax attributable to shareholders – L&P operations including minority interest	**86**	**(347)**
Investment management	44	21
Banking	15	(13)
Healthcare and general insurance	7	(1)
Profit/(loss) before tax attributable to shareholders and minority interest	**152**	**(340)**
Tax attributable to shareholder profits	(39)	(83)
Profit/(loss) for period	**113**	**(423)**
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	**30**	**(456)**

The loss attributable to shareholders, calculated on the basis of the post-demutualisation structure for the 12 months to 15 November 2003, and presented on the basis of UK Generally Accepted Accounting Principles, was £402 million.

8.2 European Embedded Value ("EEV")

EEV measures the value of the net assets of the business that will be owned by shareholders of the Company following demutualisation plus the present value of future profits expected to arise from in-force long-term insurance policies where these future profits are attributable to shareholders under the Scheme. EEV is a commonly used industry measure for life assurance companies.

Summarised statement of EEV of the Group:

	As at 31 December 2005 £ million	As at 31 December 2004 £ million	As at 15 November 2003 £ million
Covered Business[1]:			
Present value of in-force			
– UK	2,399	1,955	1,633
– Europe and other	303	312	145
– Canada	406	198	148
Time value of options and guarantees ("TVOG")[2]			
– UK and Europe	(200)	(170)	(159)
– Canada	(19)	(14)	(14)
Total value of in-force	2,889	2,281	1,753
Net assets	712	606	1,054
Total EEV of Covered Business	**3,601**	**2,887**	**2,807**
Net assets of Non-Covered Business[3]			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other	128	96	147
Pension fund deficit	(228)	(248)	(221)
Mark to market of subordinated debt	(219)	(174)	(122)
Total Group EEV	**3,744**	**2,964**	**3,018**

(1) The Group's "Covered Business" is the business of its life assurance and pensions operations in the UK, Europe and other (including Asia) and Canada and the present value of future profits and losses from SLI arising on its management of funds relating to the life assurance and pensions businesses. The operations of Asia have been included in the EEV at IFRS net asset values.

(2) An allowance for the TVOG is required where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.

(3) Net assets of the Non-Covered business are stated on an audited IFRS basis.

Group profitability on an EEV basis:

	FY 2005 12 months £ million	FY 2004 13.5 months £ million
Covered Business:		
Group new business contribution	33	(132)
Expected return on in-force business	341	338
Experience variances	43	67
Operating assumption changes[1]	37	7
EEV operating profit before tax	**454**	**280**
Non Covered Business:		
Investment management	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other[2]	(105)	(95)
EEV operating profit before tax	**395**	**180**
Long term investment return and tax variances	231	61
Movement in TVOG	(44)	(16)
Effect of economic assumption changes	232	(16)
Movement in pension fund deficit	19	(34)
Movement in value of subordinated debt	(63)	(75)
EEV profit before tax	**770**	**100**
Attributed tax	(235)	(52)
Total EEV profit after tax	**535**	**48**

(1) Operating assumption changes include maintenance cost improvements of £339 million in FY 2005 and £144 million in FY 2004, largely offset by the impact of mortality reserve strengthening of £291 million in FY 2005 and £128 million in FY 2004. The strengthening mainly relates to annuities.

(2) Includes corporate centre costs of £58 million in FY 2005 (£38 million in FY 2004), net interest on subordinated debt of £28 million in FY 2005 (£25 million in FY 2004) and net losses from other Group non-life and pensions companies of £19 million in FY 2005 (£32 million in FY 2004).

8.3 Financial strength and ratings

A common measure of financial strength in the UK for long-term insurance business, such as carried on by the Group, is the excess of available capital resources over the Capital Resources Requirement ("CRR"). Assuming demutualisation and flotation occurred as at 31 December 2005 and after taking into account the allocation to it of approximately £800 million as referred to above, SLAL would have reported an excess of capital resources over its CRR in excess of £2 billion at that date.

The current insurer financial strength ratings for SLAC are A1 (stable) and A (stable) from Moody's Investor Service and Standard & Poor's, respectively. Following demutualisation and flotation, the Directors expect SLAL to have the same ratings as SLAC.

9. Risk factors

Prior to making an investment decision, investors should consider the risks associated with the business sector in which the Group operates as well as risks relating specifically to the Group and the Ordinary Shares. Although the Group has in place systems, controls and procedures designed to mitigate the risks to which it is exposed, there can be no assurance that such risks will not occur. A number of the risks referred to below could have a material adverse effect on the Group's business, results of operations or financial condition.

The following is a summary of potential risks only and does not purport to indicate the likelihood of such risks materialising. If investors are concerned by these risks, or require further information to understand them better, they should refer to Part I of the Registration Document and Part I of the Securities Note.

In addition, the risks set out below may not be exhaustive and additional risks and uncertainties not presently known to the Company or which the Company currently deems immaterial may arise or become material in the future.

9.1 Risks associated with the Group's business sector

Risks relating to:

- The market, including fluctuations in equity markets, interest rates and currency exchange rates.
- Regulation and litigation including the effects of changes in laws, regulations and government policies.
- Failure to meet regulatory capital requirements potentially resulting in regulatory action requiring measures to protect policyholders and to preserve capital.
- Actual experience being materially adversely inconsistent with assumptions used in pricing products, establishing reserves and reporting business results.
- Downgrades in financial strength or credit ratings potentially resulting in a loss of business, affecting relationships with intermediaries, affecting the Group's brand and reputation and increasing the cost of funding.
- The significant competition in the markets in which the Group operates.
- Losses resulting from inadequate or failed internal and external processes and controls, systems, human error, external events and failure to attract, motivate and retain skilled personnel.
- Damage to its brand or a decline in customer confidence, for example, resulting from a sharp reduction in equity markets or adverse regulatory or legal actions.
- Prolonged investment underperformance which may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

9.2 Risks associated with the Group

- Provisioning relating to complaints in respect of past mis-selling of mortgage endowment policies could be insufficient and, if the Group were required to increase such reserves, this could result in a reduction in shareholder cash flows available for distribution.

- The Group may fail to execute successfully its continuing repositioning strategy.

- The Group may fail to retain its current relationships with intermediaries or to attract new intermediaries.

- The Group may fail to manage successfully the transition from a mutual to a listed insurance company.

- Reductions in the level of surplus in the Heritage With-Profits Fund by reason of the amounts set aside by the Group in respect of the Mortgage Endowment Promise ("MEP") having to be increased or the Group being required to make additional payments in respect of the MEP.

- The deficit in the Group's defined benefit pension schemes could materially increase and result in the Group having to make additional contributions to reduce it.

- The Group's life assurance and pensions business has exposure to reinsurers, most materially in Canada, whose failure to fulfil their obligations would expose the Group to losses.

- Declarations by holders of with-profits policies written by SLAC post-31 March 2004 waiving their entitlements in the event of demutualisation may be ineffective in certain jurisdictions, potentially requiring the Group to compensate such policyholders.

- SLAC transferred assets to Standard Life Investment Funds Limited in April 2006. This transfer would give rise to a potential charge to stamp duty land tax on demutualisation of approximately £100 million, if legislation due post-demutualisation is not enacted in the form expected.

- The Group's interests in its Indian joint ventures are held on terms which may lead to termination as a result of demutualisation unless agreement can be reached with the joint venture partner.

- SLAL has a potentially unlimited obligation to contribute its pro rata share of funds to its Chinese joint venture company to ensure it is able to meet Chinese minimum solvency margins.

- The Company may be a passive foreign investment company for US federal income tax purposes. If this was the case, there could be adverse tax consequences for US investors.

9.3 Risks associated with the Ordinary Shares

- The Company's ability to pay dividends to shareholders will be subject to legal and regulatory restrictions and on the payment of dividends to it by its subsidiaries. In addition, although such approval is expected to be given, the Company's dividend policy will be dependent upon approval by the Court of proposed share capital reductions of SLAL and the Company following demutualisation.

- The Ordinary Shares have no prior public market and no assurance can be given that an active market in the Ordinary Shares will develop.

- The price of the Ordinary Shares may be volatile and affected by a number of factors, some of which are beyond the Company's control.

- Future share issues, if made, could have a material adverse effect on the price of Ordinary Shares and dilute shareholders.

- Shareholders in the United States and other overseas jurisdictions may not be able to participate in future equity offerings of the Company.

10. Additional information

Copies of, amongst other things, this document, the Registration Document and the Securities Note will be on display during normal business hours until 10 July 2006 at Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the Company's registered office at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

The complete Prospectus will be published in printed form and available free of charge at the Company's registered office, at the offices of Merrill Lynch International, UBS Limited and the Co-lead Managers and by contacting the Standard Life Helpline on 0845 275 3000 or +44 131 270 9060 for the Preferential Offer and 0845 130 1019 for the Retail Offer in the UK, 1888 676-4100 in Canada, 1890 946 334 (LoCall) or +44 131 270 9062 in Ireland, 0810-53 0045 in Austria and 01802-00 12 55 in Germany. The complete Prospectus, and the announcement of the Offer Prices, will also be published in electronic form and available on the Group's website at www.standardlife.com, subject to access restrictions.

If you would like to receive a copy of this document on audio cassette, CD or in Braille, please contact the relevant Standard Life Helpline referred to above.

Dated 15 June 2006

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road,
Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored. www.standardlife.com

UKSP 606 4,600M

Printed by RR Donnelley, London 88418

THIS DOCUMENT, THE SECURITIES NOTE AND THE SUMMARY together comprise a prospectus (the "Prospectus") relating to Standard Life plc ("Standard Life" or the "Company") prepared in accordance with the Prospectus Rules of the Financial Services Authority ("FSA") made under Section 73A of the Financial Services and Markets Act 2000 ("FSMA") and approved by the FSA under Section 87A of FSMA. The Prospectus has been filed with the FSA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

Application will be made to the FSA for the ordinary shares of 10 pence each of the Company (the "Ordinary Shares") issued and to be issued pursuant to the Offers, the Over-allotment Shares, the Demutualisation Shares and the Employee Shares, each as described in the Prospectus, to be admitted to the Official List of the FSA (the "Official List") and to London Stock Exchange plc (the "London Stock Exchange") for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together, "Admission"). Admission to the Official List, together with admission to trading on the London Stock Exchange's main market for listed securities, constitutes admission to official listing on a regulated market. As at the date of the Prospectus, no Ordinary Shares are admitted to trading on a regulated market. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 July 2006. The Demutualisation Shares will not be issued unless the Main Scheme becomes effective, the New Shares will not be issued pursuant to the Offers unless Admission occurs the Over-allotment Shares will only be issued if the Over-allotment Arrangements are exercised and the Employee Shares will not be issued unless Admission occurs. Accordingly, there will be no conditional dealings in the Ordinary Shares. No application has been or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any other exchange.

Applicants to purchase or subscribe for Ordinary Shares in the Offers should note that dealings in the Ordinary Shares will commence prior to the despatch of their definitive share certificates or Share Account Statements, as the case may be. Applicants who purchase or subscribe for Ordinary Shares in the Offers and who deal prior to the receipt of their definitive share certificates or Share Account Statements, as the case may be, do so at the risk of selling Ordinary Shares for which they will not have received an allocation. Definitive share certificates or Share Account Statements, as the case may be, will be despatched to successful applicants by 17 July 2006.

This document does not constitute an offer of, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution in Australia or Japan. The offer, sale and/or issue of the Ordinary Shares has not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or qualified for sale under the laws of any state of the United States or qualified for distribution by prospectus in Canada or under any applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered within Australia, Japan or the United States or to, or for the benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares are being offered and sold within the United States only to "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the US Securities Act ("Rule 144A")) and in reliance on Rule 144A or another exemption from, or in a transaction not subject to the registration requirements of the US Securities Act and outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S"). The Ordinary Shares are being distributed in Canada under exemptions from the prospectus filing requirements of securities legislation in Canada.

Prospective investors should read the whole of this document, together with the Securities Note and the Summary, including the discussion of certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares as set out in Part I – "Risk Factors" and Part I – "Risk Factors" of the Securities Note. Prospective investors should be aware that an investment in the Company involves a degree of risk and that, if certain of the risks described in the Prospectus occur, investors may find their investment materially adversely affected. Accordingly, an investment in the Ordinary Shares is only suitable for investors who are particularly knowledgeable in investment matters and who are able to bear the loss of the whole or part of their investment.



STANDARD LIFE



STANDARD LIFE PLC

(Incorporated in Scotland under the Companies Act 1985 with registered number SC286832)

Offers of Ordinary Shares
at an Offer Price expected to be between 210 pence and 270 pence per Ordinary Share
and to Qualifying Persons at a Preferential Offer Price which is
expected to be between 199.5 pence and 256.5 pence per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

MERRILL LYNCH INTERNATIONAL | **UBS INVESTMENT BANK**

Co-lead Managers

CITIGROUP | **JPMORGAN CAZENOVE**

EXPECTED ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION
(ASSUMING THE OFFER PRICE IS SET AT THE MID-POINT OF THE OFFER PRICE RANGE)

Authorised			Issued and fully paid	
Number	Amount		Number	Amount
3,000,000,000	£300,000,000	Ordinary Shares of 10 pence each	2,002,566,108	£200,256,611

The number of Ordinary Shares to be offered for subscription by the Company in the Offers will be such as will result in the Company raising, before the exercise of the Over-allotment Arrangements, £1.1 billion of net new capital for the Standard Life Group (after deducting the expenses of the initial public offering and amounts to be used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members). Certain Demutualisation Shares will also be offered for sale by the Company in the Offers on behalf of Voluntary Sellers and the proceeds of sale (less, where applicable, a fee in respect of certain costs) will be paid to those persons and/or applied towards enhancing policyholder benefits or as otherwise provided for in the Main Scheme, as the case may be. The Company has also entered into the Over-allotment Arrangements as described below.

The share capital statistics set out above in relation to the issued and fully paid share capital assume: (i) the issue by the Company of 1,472 million Demutualisation Shares; (ii) the issue by the Company of 529 million Ordinary Shares pursuant to the Offers to raise £1.1 billion of net new capital (as described above), comprising Ordinary Shares issued pursuant to the Preferential Offer, the Institutional Offer and the Retail Offer; (iii) the issue by the Company of 2 million Employee Shares; (iv) that the Over-allotment Arrangements are not exercised; (v) that the Offer Price is set at the mid-point of the indicative Offer Price Range and the Preferential Offer Price is calculated based on such mid-point; and (vi) that Ordinary Shares worth £800 million at the mid-point of the Preferential Offer Price Range are sold in the Preferential Offer. The aggregate nominal value and number of issued and fully paid Ordinary Shares shown above will vary depending upon the Offer Price and the Preferential Offer Price, the size of the Preferential Offer and whether, and the extent to which, the Over-allotment Arrangements are exercised.

The Price Ranges are indicative only and may be changed during the course of the Offers. The Offer Price and the Preferential Offer Price may be set within, above or below the respective indicative Price Ranges. A number of factors will be considered in determining the Offer Price (and therefore the Preferential Offer Price) and basis of allocation, including the prevailing market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility, the level and nature of demand for Ordinary Shares under the Offers, the prices bid to acquire Ordinary Shares under the Institutional Offer, and the objective of encouraging the development of an orderly after-market in the Ordinary Shares. Unless required to do so by law or regulation, the Company does not envisage publishing any supplementary prospectus or a pricing statement, as the case may be, until determination of the Offer Price and Preferential Offer Price. A pricing statement containing the Offer Price and the Preferential Offer Price and confirming the number of Ordinary Shares to be allotted and issued pursuant to the Offers (the "Pricing Statement") is expected to be published by 9 July 2006. Further details on how the Offer Price, the Preferential Offer Price and the number of Ordinary Shares which are the subject of the Offers are to be determined are contained in Sections 4 and 5 of Part V – "Information About The Offers" of the Securities Note.

The Ordinary Shares to be made available pursuant to the Offers will, on Admission, rank pari passu in all respects with all other Ordinary Shares, including for all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission.

In connection with the Offers, the Stabilising Manager (or any of its agents or other persons acting for it), may (but will be under no obligation to), to the extent permitted by law and for stabilisation purposes, effect transactions (on any securities market, over-the-counter market, stock exchange or otherwise) with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market, including over-allotting Ordinary Shares up to a maximum of 15% of the total number of New Shares comprised in the Offers (assuming no exercise of the Over-allotment Arrangements) and the Stabilising Manager has entered into the Over-allotment Arrangements with the Company pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, Ordinary Shares (the "Over-allotment Shares") at the Offer Price representing 15% of the number of New Shares comprised in the Offers (assuming there is no exercise of the Over-allotment Arrangements), for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The transactions referred to above may be effected, and the Over-allotment Arrangements may be exercised in whole or in part upon notice by the Stabilising Manager (with Merrill Lynch International and UBS Limited making recommendations as to exercise), at any time during the period commencing on Admission and ending 30 days thereafter. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will be sold at the Offer Price on the same terms and conditions as, and will rank pari passu with, the Ordinary Shares, including for all dividends and other distributions declared, made or paid on the Ordinary Shares and will form a single class for all purposes with the Ordinary Shares. In no event will measures be taken to stabilise the market price of the Ordinary Shares above the Offer Price. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Offers. Following allocation of the Ordinary Shares pursuant to the Offers, the Stabilising Manager may seek to agree the terms of deferred settlement with certain institutional investors who have been allocated Ordinary Shares pursuant to the Institutional Offer. No fees will be payable to such institutional investors.

The distribution of this document, the Securities Note and the Summary and the offer, sale and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Joint Global Co-ordinators or Co-lead Managers to permit a public offer of Ordinary Shares or possession or distribution of this document (or any other offering or publicity material or application form relating to the Ordinary Shares) in any jurisdiction, other than in the Permitted Countries except Canada. Persons into whose possession this document comes are required by the Company and the Joint Global Co-ordinators or Co-lead Managers to inform themselves about and to observe any such restrictions. This document does not constitute or form part of an offer to sell, or the solicitation of an offer to buy, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting exclusively for the Company and no one else in connection with the Offers. None of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited or JPMorgan Cazenove Limited will regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Offers and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this document.

Prospective investors should rely only on the information contained in this document, the Securities Note and the Summary. No person has been authorised to give any information or make any representations other than those contained in this document, the Securities Note and/or the Summary and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the Directors, Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited or JPMorgan Cazenove Limited. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any issue or sale made of Ordinary Shares under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document, the Securities Note and the Summary or that the information in it or them is incorrect as of any time subsequent to the date of the Prospectus.

The Offers and the distribution of this document, the Securities Note and the Summary are subject to the restrictions set out in Part XV – "Additional Information".

In connection with the Offers, each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited and any of their respective affiliates acting as an investor for its or their own account, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in the Ordinary Shares, any other securities of the Company or other related investments in connection with the Offers or otherwise. Accordingly, references in this document, the Securities Note and the Summary to the Ordinary Shares being offered or otherwise dealt with should be read as including any offer to, or dealing by Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited and any of their respective affiliates acting as an investor for its or their own account(s). Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

The contents of this document, the Securities Note and the Summary should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document, including all capitalised terms and certain technical and other items, are defined and explained in the Sections headed "Definitions" or "Glossary of Technical Terms", as the case may be.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Ordinary Shares offered pursuant to the Offers have not been and will not be registered under the US Securities Act, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable state securities laws. Prospective investors are hereby notified that sales of Ordinary Shares may be made in reliance on an exemption from the provisions of Section 5 of the US Securities Act. The Joint Bookrunners, through their respective selling agents may arrange for the offer and resale of the Ordinary Shares in the United States only to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"). For a description of these and certain further restrictions on the offer, sale and transfer of the Ordinary Shares and distribution of this document, the Securities Note and the Summary, see Section 30 of Part XV – "Additional Information". Please note that by receiving this document, the Securities Note and the Summary, purchasers shall be deemed to have made certain representations, acknowledgements and agreements set out herein including, without limitation, those set out in Section 30 of Part XV – "Additional Information".

THE ORDINARY SHARES OFFERED BY THIS DOCUMENT, THE SECURITIES NOTE AND THE SUMMARY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF ORDINARY SHARES OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE SECURITIES NOTE AND/OR THE SUMMARY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL, TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither the Company nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the US Exchange Act. The Company will apply for an exemption from the reporting requirements of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder and in connection therewith will agree to furnish certain documents to the US Securities and Exchange Commission pursuant to such Rule. For so long as any Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) of the US Securities Act, the Company will, during any period in which it is neither subject to Section 13 or 15(d) of the US Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) of the US Exchange Act, provide, upon written request, to holders of Ordinary Shares, any owner of any beneficial interest in Ordinary Shares or to any prospective purchaser designated by such holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

This document, the Securities Note and the Summary are being furnished by the Company in connection with an offering exempt from the registration requirements of the US Securities Act, solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of Ordinary Shares described herein. The information contained in this document, the Securities Note and the Summary has been provided by the Company and other sources identified herein or therein. This document, the Securities Note and the Summary are being furnished on a confidential basis only to persons reasonably believed to be QIBs in the United States. Any reproduction or distribution of this document, the Securities Note and/or the Summary, in whole or in part, in the United States and any disclosure of their contents or use of any information herein or therein in the United States for any purpose, other than in considering an investment by the recipient in the Ordinary Shares offered hereby or thereby, is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, the Securities Note and the Summary, agrees to the foregoing.

ENFORCEMENT OF JUDGMENTS

The Company is a public company incorporated under the laws of Scotland. The majority of the assets of the Company are located in Europe. None of the Directors or officers are citizens or residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce outside the United States judgments obtained against the Company or such persons in US courts, including, without limitation, judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, the Securities Note and the Summary, including those in the Parts headed "Risk Factors", "Information About The Standard Life Group" and "Operating And Financial Review Of The Standard Life Group" constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "forecasts", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company or industry, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, the following are forward-looking in nature: (i) certain statements in Part I – "Risk Factors" with regard to risks relating to regulations that may be or become applicable to the Group, regulatory or legal actions which might involve the Group, the demutualisation and flotation, the Group's actuarial assumptions, the Group's competitive position and its management and information systems; (ii) certain statements in Part VI – "Information About The Standard Life Group" with regard to strategy and management objectives, trends in market shares, prices, market standing and product volumes and the effects of changes or prospective changes in regulation; and (iii) certain statements in Part VIII – "Operating And Financial Review Of The Standard Life Group" with regard to trends in results, prices, volumes, operations, margins, overall market trends, risk management and exchange rates and with regard to the effects of changes or prospective changes in regulation. It is strongly recommended that investors read Part I – "Risk Factors", Part VI – "Information About The Standard Life Group" and Part VIII – "Operating And Financial Review Of The Standard Life Group" for a more complete discussion of the factors which could affect the Group's future performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this document, the Securities Note and the Summary, may not occur. The forward-looking statements referred to above speak only as at the date of this document, the Securities Note and the Summary. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this document, the Securities Note and the Summary except as required by law or by any appropriate regulatory authority. None of the forward-looking statements referred to above are intended to constitute qualifications of the working capital statement of the Company set out in Section 19 of Part XV – "Additional Information" of this document or Section 2 of Part XI – "Additional Information" of the Securities Note.

TABLE OF CONTENTS

		Page
PART I	RISK FACTORS	6
PART II	DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS	26
PART III	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	27
PART IV	OFFER STATISTICS	28
PART V	SELECTED FINANCIAL INFORMATION	29
PART VI	INFORMATION ABOUT THE STANDARD LIFE GROUP	34
PART VII	MANAGEMENT AND EMPLOYEES	87
PART VIII	OPERATING AND FINANCIAL REVIEW OF THE STANDARD LIFE GROUP	97
PART IX	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK	193
PART X	HISTORICAL FINANCIAL INFORMATION	201
SECTION A	ACCOUNTANTS' REPORT ON SLAC IFRS HISTORICAL FINANCIAL INFORMATION	202
SECTION B	SLAC IFRS HISTORICAL FINANCIAL INFORMATION	204
SECTION C	ACCOUNTANTS' REPORT ON SLAC UK GAAP HISTORICAL INFORMATION	298
SECTION D	SLAC UK GAAP HISTORICAL FINANCIAL INFORMATION	300
SECTION E	ACCOUNTANTS' REPORT ON COMPANY'S IFRS HISTORICAL FINANCIAL INFORMATION	339
SECTION F	COMPANY'S IFRS HISTORICAL FINANCIAL INFORMATION	341
PART XI	UNAUDITED PRO FORMA FINANCIAL INFORMATION	346
SECTION A	UNAUDITED PRO FORMA FINANCIAL INFORMATION	347
SECTION B	ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION	353
PART XII	CONSULTING ACTUARIES' REPORT	355
PART XIII	SUPERVISION AND REGULATION	389
PART XIV	TAXATION CONSIDERATIONS	403
PART XV	ADDITIONAL INFORMATION	412
DEFINITIONS		465
GLOSSARY OF TECHNICAL TERMS		480

PART I

RISK FACTORS

Investing in and holding the Ordinary Shares involves a degree of financial risk. Prospective investors in the Ordinary Shares should carefully review the information contained in this document, the Securities Note and the Summary and should pay particular attention to the following risks associated with an investment in the Company. This Section addresses the general risks associated with the business sector in which the Standard Life Group and its competitors operate and more specific risks associated with the Standard Life Group and its businesses. If one or more of the following risks were to occur, it could have a material adverse effect on the Standard Life Group's business, results of operations or financial condition and could materially and adversely affect its share price and investors could lose part or all of their investment. In addition, the risks set out below may not be exhaustive and additional risks and uncertainties not presently known to the Company or which the Company currently deems immaterial may arise or become material in the future.

In addition to the risk factors included in this Section, prospective investors should carefully review the risks associated with the Offers detailed in Part I – "Risk Factors" of the Securities Note.

The financial information contained in this Section has been extracted without material adjustment from Part VIII – "Operating And Financial Review Of The Standard Life Group" and Part X – "Historical Financial Information".

References in certain of the risk factors set out below to the Group needing, or being required, to raise additional capital to satisfy its solvency or regulatory capital requirements are not intended to constitute qualifications of the working capital statement of the Company set out in Section 19 of Part XV – "Additional Information" of this document or Section 2 of Part XI – "Additional Information" of the Securities Note.

1. Risks associated with the Group's business sector

1.1 The Standard Life Group's business, results of operations and financial condition are materially affected by changes in general economic and financial market conditions. The Group is exposed to a number of market risks including fluctuations in equity markets, interest rates and currency exchange rates. Changes in these market conditions could have a material adverse effect on the Group's business, results of operations or financial condition

General. As with other participants in the financial services industry, each of the Standard Life Group's principal business units is affected by changes in general economic and financial market conditions, which can cause its results of operations to fluctuate and potentially adversely affect its financial condition and ability to meet its solvency obligations. These conditions include economic cycles in the insurance, banking and property sectors. Fluctuations in equity markets, interest or exchange rates, inflation, monetary policy, consumer or business spending, changing experience with respect to mortality and morbidity or competitive and other factors also influence the Group's performance. Significant changes in any of these factors could have a material adverse effect on the Standard Life Group's business, results of operations or financial condition. For further details on the economic and financial market conditions to which the Group is subject, please see Part IX – "Quantitative And Qualitative Disclosures About Risk".

Market Fluctuations. Declines in the financial markets, particularly equity markets, can reduce unrealised gains or increase unrealised losses in the Group's various investment portfolios and reduce or eliminate the excess solvency margin of its insurance subsidiaries. They can also lead to a mismatch between the liabilities to policyholders and the value of the underlying assets notionally backing those liabilities for financial management purposes and this can be exacerbated by market volatility. Adverse movements in the value of the Heritage With-Profits Fund's commercial real estate portfolio could have a similar impact. While the Group seeks to minimise the adverse effects of periods of economic downturn and market volatility by diversifying its investments, there can be no assurance that this strategy will be successful.

Revenues from some of the Group's products and services, such as the investment products and services of Standard Life Investments and certain UKL&P (defined at Section 1.2 below), German and Canadian products, depend on fees related primarily to the value of assets under management. Because the fees are generally assessed as a percentage of assets under management and therefore vary directly with the value of such assets, a general rise in interest rates or decline in financial markets, including in particular equity markets, may reduce the Group's revenues by reducing the value of the investment assets that the Group manages. A decline in market values of the Group's assets under management or an increase in asset withdrawals (which could occur as a result of volatile markets, changes in public perceptions about certain investment classes, poor investment performance, changes in the regulation of certain products, a weakening of distribution channels or other factors) could materially adversely affect the Group's level of income.

Interest Rate Fluctuations. Fluctuations in interest rates affect the returns the Standard Life Group may earn on new fixed interest investments. Interest rate changes also affect the market values of, and the amounts of capital gains or losses the Group takes on, the fixed interest securities that it holds. As noted above, a general rise in interest rates may adversely impact the value of certain assets managed by SLI or certain asset pools or variable annuities managed by the Group's life assurance business, which could reduce fee income from these products. A sustained period of low interest rates could also have a material adverse effect on the valuation of certain of the Group's assets and liabilities.

Whilst the Group seeks to reduce the impact of interest rate fluctuations on its life assurance business by transferring interest rate exposure to some policyholders through product design, the Group's business can be adversely affected by sustained low interest rates as well as certain interest rate movements. Certain of the Group's traditional with-profits life assurance products in the Heritage With-Profits Fund provide for guaranteed returns. In a sustained low-interest rate environment, such guarantees may result in the value of such guaranteed returns being greater than the value the Group earns from the assets backing the relevant policies. If there is adverse experience in relation to the guarantee risks with respect to with-profits policies written prior to demutualisation, which will remain within the Heritage With-Profits Fund, they could result in significant reductions in the surplus assets within the Heritage With-Profits Fund. Any such significant reduction could reduce or suspend the Shareholder Cash Flows available for distribution. Under certain circumstances, it could also result in the Group having to meet additional capital requirements (which may require transfers from the Shareholder Fund or trigger the need to raise capital from external sources). There can be no assurance that the Group will be able to manage successfully the potential negative impact of risks associated with sustained low or high interest rates or rapid interest rate changes and such rates or changes could therefore have a material adverse effect on the Group's business, results of operations or financial condition.

The results of the Group's banking operations are also affected by its management of interest rate sensitivity where it is exposed to changes in net interest income caused by movements in market interest rates. The composition of SLB's assets and liabilities, and any gap position resulting from the composition, causes the banking operation's net interest income to vary with changes in interest rates. A mismatch of interest-earning assets and interest-bearing liabilities may, in the event of a significant change in interest rates, have a material adverse effect on the profitability of SLB.

Exchange Rate Fluctuations. As with other financial services groups which have international operations, the Group is subject to the risk of exchange rate fluctuations. The Group's international operations in Canada, Europe and Asia, which together represented 25% of APE new business sales of the Group in FY 2005, generally write policies and invest in assets which match their liabilities. Although this practice limits the effect of exchange rate fluctuations on local operating results, it has caused, and may continue to cause, significant fluctuations in the Group's consolidated financial statements upon translation of the results into pounds sterling. In addition, these fluctuations could potentially, amongst other things:

- Significantly affect the comparability of the Group's performance between financial periods;
- Cause the Group's earnings to fluctuate;
- Increase the amount, in pounds sterling or other currencies, of the Group's debt denominated in other currencies;
- Affect minority interests; or
- Affect the Group's financing costs.

Credit Risk. The Group is exposed to credit risk, amongst other things, through its reinsurance counterparties (for more information in relation to which, see Section 2.7 below), holdings of fixed income instruments in its insurance portfolios and loans and advances by SLB. The Group also uses derivative instruments, including options, forward contracts and interest rate and currency swaps to enter into interest rate and currency swaps with a number of counterparties, to reduce its exposure to various business risks. The Group's life assurance business or SLB could suffer significant losses due to defaults on fixed income investments, loans or advances or the Group's counterparties could fail to honour their obligations under such derivative instruments and such defaults or failure could have a material adverse effect on the Group's business, results of operations or financial condition.

1.2 The principal businesses of the Standard Life Group are subject to extensive regulation and associated regulatory and litigation risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in financial services and taxation laws, regulations and government policies applicable to the Standard Life Group and its business could have a material adverse effect on the Group's business, results of operations or financial condition

The Standard Life Group's insurance, pensions, investment management, banking and healthcare operations are subject to legislation, regulations and government policies in the jurisdictions in which they conduct business (for further information in relation to the specific regulation to which the Standard Life Group is subject, see Part XIII – "Supervision And Regulation"). Regulatory agencies have broad jurisdiction over many aspects of the Group's business, including capital adequacy requirements, marketing and selling practices, advertising, licensing agents, policy forms, terms of business and permitted investments. Industry regulators, such as the FSA in the United Kingdom, the Group's primary regulator, are concerned principally with the protection of policyholders and customers rather than shareholders or creditors.

Financial services laws, regulations, government policies and taxation laws currently affecting the Standard Life Group may change and, although the Group monitors developments, it cannot accurately predict the timing or form of any future initiatives or changes. There have been significant legislative and regulatory changes in recent years in the Group's principal UK life assurance and pensions market, including simplification of the pensions regime which was implemented on 6 April 2006 ("A Day") and the FSA's "depolarisation" reforms, each of which has had a significant impact on the UK life assurance industry and, as a consequence, the Group's UK life assurance and pensions business ("UKL&P"). Further changes are expected over coming years. Please read the descriptions of the markets in which the Group's various business units operate in Part VI – "Information About The Standard Life Group" for further details about certain regulatory, government policy and legislative changes to which the Group is likely to be subject in the near future and Part XIII – "Supervision And Regulation" for further details about the regulation to which the Group is subject.

In December 2002, in response to a perceived need to reassess pension provisioning and retirement saving in the United Kingdom, the UK government established the independent Pensions Commission chaired by Adair Turner to review long-term trends in pension savings and to determine whether there was any need to reform the current voluntary system of pension contribution. The Pensions Commission has issued a number of recommendations in this respect, certain of which have been adopted and incorporated into the Pensions White Paper, a UK government white paper on pensions reform published on 25 May 2006, and could result in a material change in the legislative framework for pensions and demand for group and personal pensions products offered by the Group and other providers.

Changes in relevant government policy, legislation or regulatory interpretation may materially and adversely affect, amongst other things, the Group's product range, the sales and pricing of certain product groups, the way products are distributed, solvency and capital requirements and may give rise to increased costs of compliance.

The Group is subject to the effect of future changes in tax legislation and practice on its business. Any such changes could have a material adverse effect on the Group's business, results of operations or financial condition. The effect on the Group of such changes would depend upon the mix of the long-term business that the Group undertakes, and other relevant circumstances, at the time of any such changes. The Finance Bill 2006 contains a number of provisions which impact upon the taxation of life insurance companies and which have been taken into account in preparing the Prospectus. The provisions are, in the same way as all provisions in the Finance Bill, subject to change until Royal Assent is given, which is expected during July 2006. Further, in his Budget for 2006, the Chancellor of the Exchequer announced a consultation to be undertaken on options for simplifying aspects of the taxation of life assurance companies, and the Group will be subject to the results of this exercise.

Changes to taxation law, which include rules governing business taxes, personal taxes, capital taxes and indirect taxes, may also affect the attractiveness of certain of the products offered by the Standard Life

Group. From time to time, governments in the jurisdictions in which the Group operates, including the United Kingdom, Canada and Germany, have considered or implemented proposals for taxation law changes that could have or have had a material adverse effect on the Group's products as well as those of other industry participants. The enactment of legislation affecting the tax-efficient status of any of the Group's products in the jurisdictions in which the Group operates could result in a significant reduction in sales of a number of those products, which, in turn, could have a material adverse effect on the Group's business, results of operations or financial condition.

UK and European regulations require the Standard Life Group to maintain significant levels of capital and to implement and comply with a number of regulatory requirements relating to its solvency and reporting bases. If the Group should be in danger of failing, or fails, to meet its minimum capital requirements or to maintain sufficient assets to satisfy certain other regulatory requirements, the FSA has broad authority to require the Group to take steps to protect policyholders and to make up capital shortfalls, that might reduce or suspend Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund. Furthermore, if the Group needed to raise additional external capital to satisfy its capital requirements, the Group might be unable to do so or it might find that its ability to raise such capital on favourable terms is impaired, which could have a material adverse effect on the Group's business, results of operations or financial condition

The Standard Life Group, along with other participants in the financial services industry, has had to implement and comply with a number of new regulatory requirements relating to solvency and reporting bases in recent years and will continue to be obliged to do so. Recent regulatory changes include the introduction of a more risk-responsive and "realistic" approach to the calculation of capital and solvency requirements for UK insurance companies, including the "twin peaks" test and the Individual Capital Assessment ("ICA"), as well as the implementation of the Insurance Groups Directive and the Financial Groups Directive. For further information in relation to the specific regulation to which the Standard Life Group is subject, including the matters discussed below, see Part XIII – "Supervision And Regulation".

Twin Peaks Test: Under the FSA's rules and regulations, UK life insurers are required to hold capital at least equal to their Capital Resources Requirement (the "CRR"). For large with-profits funds, such as the Heritage With-Profits Fund, the CRR is determined on the basis of two separate calculations that, together, are referred to as the "twin peaks" test. The first calculation is based on minimum regulatory reserving and capital requirements and is referred to as the Minimum Capital Requirement (the "MCR"). The second, which is referred to as the Enhanced Capital Requirement (the "ECR"), is intended to provide a more risk-responsive or "realistic" measure of a with-profits insurer's capital requirements. The CRR is based on the more onerous result from the two peaks. The Standard Life Group, with a significant amount of in-force with-profits business, is subject to the requirements of this "twin peaks" test.

In preparing for the implementation of the twin peaks capital assessment, the Group was required to submit its realistic balance sheet to the FSA for review showing the position as at 15 November 2003. This was a requirement for the Group because it was one of the firms that had obtained so-called "Tiner" waivers from the FSA. These waivers enabled such firms to obtain modifications to the existing solvency rules as established by regulation that might otherwise have caused pressure on the calculations of solvency, subject to the early implementation of the changes required in order to allow for reporting of their solvency position on a realistic basis.

In order to comply with the requirement to produce a realistic balance sheet, it was necessary for the Group to undertake significant work on its systems in order to operate the new actuarial modelling requirements. This exercise led the Group to initiate discussions with the FSA when it became clear that the new calculations based on the Group's understanding of the proposed new rules demonstrated a divergence from the results produced by the Group's established techniques. These discussions continued with the FSA at a high level and were concluded on 12 January 2004 with an agreement that was satisfactory to both the Group and the FSA. As part of this agreement, a "skilled persons' review" was initiated by the FSA pursuant to Section 166 of FSMA and was completed satisfactorily at the end of March 2004.

The Group is permitted to continue to benefit from an implicit item waiver (£200 million as at 31 December 2005) as part of its regulatory capital requirements, although it is not currently intended to apply for a similar waiver following demutualisation. The Group also benefits from a number of waivers that modify the admissibility rules to include certain assets held by the Group. The Group could determine that it is necessary to seek waivers in the future to strengthen its capital base. The FSA has broad authority to grant waivers, but is under no obligation to do so.

Individual Capital Assessment: Under regulatory capital requirements, the Standard Life Group and all other UK insurance companies are required to assess for themselves the amount of capital needed to back their insurance business in light of their own particular risk exposures on a "realistic" basis (this assessment is referred to as the Individual Capital Assessment, or "ICA"). The FSA uses the ICA in determining its view of the minimum capital to be held by the relevant insurer (such view is known as Individual Capital Guidance, or "ICG", which may be in excess of the amount of capital determined by the relevant insurer or the CRR). Over the past 16 months, the Group, in common with a number of other UK life insurers, has held discussions with the FSA as to the appropriate level of capital needed to back the Group's business. The FSA recently issued the Group with ICG which the Group considers appropriate. However, such ICG did not relate to the Group on a post-demutualisation basis. There is a risk that when the FSA reassesses the Group post-demutualisation, the FSA's determination of the ICG for the Group could be materially different and, in the view of the Group, inappropriate. In such circumstances, the FSA would expect any disagreement about the adequacy of capital to be resolved through further analysis and discussion. However, if no compromise could be reached, the FSA might potentially impose its ICG on the Group as a requirement on the scope of its permission to carry on regulated activities, requiring the Group to set aside or, if necessary, raise additional capital sufficient to meet the FSA's assessment.

Insurance Groups Directive/Financial Groups Directive: The Insurance Groups Directive, together with the Financial Groups Directive, as implemented in the United Kingdom, require European financial services groups to demonstrate net aggregate surplus capital at the group level in excess of solvency requirements in respect of subsidiaries. These directives require a continuous parent company solvency test intended to eliminate "double gearing" (i.e., the use of the same regulatory capital in more than one entity of a group).

Consequences of being in danger of failing, or failing, to meet minimum capital requirements: If there is a risk that the Group could breach any of the foregoing capital requirements to which it is subject, the Group could be required by the FSA to take action to improve its capital position. If there is a risk of a breach, the Group would be obliged to work closely with the FSA to protect policyholder interests over those of shareholders and to restore its capital and solvency position to acceptable levels over time to ensure that the financial resources necessary to meet its responsibilities to policyholders are maintained. This could entail implementing further changes to its mix of assets, a reduction in the bonus rates payable to policyholders, the seeking of waivers from the FSA to permit certain items to be included as permitted capital for its solvency calculations, or the sale of inadmissible assets (i.e. assets which cannot be included for the purposes of calculating capital requirements) which could materially and adversely affect the value of its in-force business. Furthermore, the Main Scheme prevents a transfer being made from the Heritage With-Profits Fund to shareholders in certain circumstances, including if, as a result of the transfer, the Heritage With-Profits Fund would have a Realistic Deficit or would have a Regulatory Surplus below the level which the Board of SLAL considers necessary to declare bonuses in accordance with the reasonable benefit expectations of with-profits investors (determined in accordance with the Core Principles and the PPFM) without creating a Regulatory Deficit. If the Group finds itself unable to meet its regulatory requirements by redeploying existing capital available within the Group, it would have to consider taking further measures to protect its capital and solvency position, which might include raising additional capital in the form of debt or equity. If it needed to raise additional capital from outside the Group, the Group might be unable to do so due to factors outside its control, such as market conditions, or it might find that its ability to raise such capital on favourable terms was impaired, which could result in it having to pay increased servicing or other costs for such capital.

The Standard Life Group is, and in the future may be, subject to regulatory and legal actions in the ordinary course of its business, both in the United Kingdom and internationally, which could have a material adverse effect on the Group's business, results of operations or financial condition

The Standard Life Group faces significant risks of regulatory investigations and proceedings and of litigation in connection with its activities as an insurer, financial services provider, employer, investment adviser, securities issuer, investor and taxpayer in the jurisdictions in which it operates. Regulatory and legal actions may be difficult to assess or quantify and may seek recovery of very large or indeterminate amounts, which may remain unknown for substantial periods of time. In addition, they could result in adverse publicity for, or negative perceptions regarding, the Standard Life Group or they could affect its relations with current and potential customers, as well as divert management's attention away from the day-to-day management of the Group's business.

In the United Kingdom, the FSA has broad regulatory powers dealing with all aspects of financial services including, amongst other things, the authority to grant and, in specific circumstances, to vary or cancel authorisations and to regulate marketing and sales practices, advertising, licensing agents, policy forms and the maintenance of adequate financial resources. The FSA may, from time to time, make enquiries of companies regarding compliance with regulations governing the conduct of business or the operation of a regulated business. These can include investigations of, amongst other things, the degree and sufficiency of supervision of the business and the handling and treatment of clients. The FSA may also conduct reviews into certain products, selling practices or other aspects of UK insurers' businesses, including those of the Standard Life Group, which occurred in the past and were practices followed by market participants at that time (for example, in relation to the mis-selling of mortgage endowment policies) as well as into the businesses and industries in which the Group otherwise operates. Whilst the Directors believe that each of the Group's regulated businesses dedicates sufficient resources to its compliance programme, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted, there can be no assurance that these efforts will eliminate the risk that the FSA could find that the Group has failed to comply with applicable regulations or has not undertaken corrective action as required. In that case, regulatory proceedings could result in a public reprimand, substantial monetary fines or other sanctions which could have a material adverse effect on the Group's reputation or its business, results of operations or financial condition.

The Group is currently involved in a number of regulatory and legal actions. For details regarding certain litigation in which the Group is currently involved, see Section 20 of Part XV – "Additional Information". Although the Directors believe the Group has adequately reserved in all material respects for the costs of these regulatory and legal matters, no assurance can be provided that such reserves will be sufficient to cover any actual liabilities that the Group may incur.

1.3 The impact of any mismatch between assets and liabilities in relation to with-profits and other products, in conjunction with materially adverse investment market movements, could result in regulatory action requiring the Group to take certain actions to protect policyholders, including actions to preserve capital, which could result in a reduction in or suspension of Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund. In addition, failure to adequately manage the matching of assets to liabilities could have a material adverse effect on the Group's business, results of operations or financial condition

Although there is a continuing decline in with-profits products as a proportion of the Standard Life Group's new business (see Section 1.3 of Part VI – "Information About The Standard Life Group"), 40% of the Group's existing long-term business in 2005 comprised with-profits products, including a substantial amount with guaranteed investment returns. The assets backing the with-profits liabilities are invested primarily in equities, fixed interest securities and property. As part of the transition to "realistic" balance sheet regulation, the Group has realigned the with-profits investment portfolio, leading to a reduction of the overall proportion of the Group's investment portfolio invested in equities and property and increasing the proportion held in fixed interest securities in order to reduce the level of volatility which adversely affected SLAC when equity markets declined in the period between 2001 and 2003. Notwithstanding these and other actions taken, there remains a significant mismatch between the assets in the Heritage With-Profits Fund and the nature of its liabilities. In the event of materially adverse investment market movements, the possibility exists that, despite the Group's risk management practices, the liabilities may exceed the value of the assets in the Heritage With-Profits Fund and that the surplus assets in the Heritage With-Profits Fund could be depleted, requiring the Group to take certain actions to protect policyholders, including actions to preserve capital. If this were to occur, there can be no assurance that the actions required to be taken by the Group would not result in the reduction or suspension of the Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund. In addition, the position may be reached where shareholders' funds are transferred to cover any shortfall in the Heritage With-Profits Fund. Furthermore, if the Group needed to raise additional capital from outside the Group, it might be unable to do so due to factors outside its control, such as market conditions, or it might find that its ability to raise such capital on favourable terms was impaired, which could result in it having to pay increased servicing or other costs for such capital, which, in turn, could materially adversely affect the Group's business, results of operations or financial condition. Any inability to take the actions required to preserve its capital position could result in intervention by the FSA or other regulators, which could have a material adverse effect on the Group's business, results of operations or financial condition.

Asset/liability matching risks also apply to many of the Group's other products, including products to be written outside the Heritage With-Profits Fund post-demutualisation. Failure to adequately manage the matching of assets to liabilities in relation to these products, in conjunction with materially adverse investment market movements, could result in the need to supplement reserves with the consequences referred to in the previous paragraph and, in extreme cases, action by the FSA or other regulators, which could have a material adverse effect on the Group's business, results of operations or financial condition.

1.4 Adverse experience compared with the assumptions used in pricing products, establishing reserves and reporting business results could materially adversely affect the Standard Life Group's business, results of operations or financial condition

The Group's financial results from its operations, including its European Embedded Value ("EEV"), depend to a significant extent on whether its actual experience is consistent with the assumptions it uses in underwriting, setting the prices for products and establishing the liabilities represented by future policy benefits and claims, in particular at the time the policy is sold.

Although the Group monitors its actual experience against the actuarial assumptions it has used and refines its long-term assumptions in the light of experience, the nature of the underlying risks means that it is not possible to determine precisely the amounts which it will ultimately pay to meet its liabilities. Amounts may vary from estimates, particularly when those payments in many cases do not occur until well into the future. The Group evaluates its liabilities at least annually, allowing for changes in the assumptions used to establish its liabilities, as well as for actual policy benefits and claims experience. If actual claims experience is less favourable than the underlying assumptions, or if it is necessary to increase provisions in anticipation of a higher rate of future claims, it may be necessary to set aside additional capital. Such adverse developments could materially adversely affect the Group's results of operations, including its EEV, and could result in reduced Shareholder Cash Flows from the Heritage With-Profits Fund.

The Group, as with others in the life assurance and pensions business, has been particularly focused on changes in future expected levels of annuitant mortality (i.e., longevity risk). In exchange for a single premium, annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its annuity pricing and reserving policy, the Group assumes that rates of mortality continuously improve over time. However, the Group's UK annuity book of business of approximately £12 billion includes policies that when written used assumptions regarding mortality which have changed significantly over recent years. The Group has similar longevity risk exposure in its Canadian life assurance and pensions business. If mortality improvement rates significantly exceed the improvement assumed, the Group's business, results of operations or financial condition could be materially adversely affected. Over the last three years, principally relating to the existing UK annuity book of business, UKL&P has increased the level of its reserves by £164 million for FY 2005 and £170 million for FY 2004 in response to changes in assumptions regarding mortality rates. As part of the Main Scheme, the mortality risk associated with the annuity book of business is being transferred out of the Heritage With-Profits Fund through reinsurance arrangements entered into with SLIF, shifting the mortality risk of this portfolio to shareholders. Although the Directors believe that the reserves that have been established for its annuity book of business are adequate, due to the uncertainties associated with such reserves, in particular, the risk of future mortality improvements at a faster rate than expected, there can be no assurance that this will be the case.

Due to the upfront costs incurred in connection with the sale of many of the Group's products, in particular, individual pensions and group pensions in its life assurance business, a key assumption relating to pricing and reserving relates to future expected levels of the rates of early termination of products by its customers (i.e., persistency). The Group's persistency assumptions reflect recent past and other relevant experience for each relevant line of business. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's business, results of operations or financial condition could be materially adversely affected. There is a specific risk that certain of the Group's policyholders will terminate their policies with the Group shortly after demutualisation has occurred, as certain policyholders may have retained their policies for the sole purpose of receiving the benefits and entitlements associated with demutualisation and the subsequent flotation of the Company. Although provision (broadly equivalent to the reduced level of policy lapses experienced in 2004 and 2005) has been made in the Group's EEV calculations for 2006 to allow for the possible impact of policyholders deferring the surrender of their policies until after demutualisation, a significant increase in policy lapses as a result of demutualisation and flotation has not been factored into the assumptions of the Group's persistency rates for 2006 and its EEV calculations. There can be no assurance that policy lapses occurring after demutualisation will not exceed the provision made or that the assumptions used will prove to be correct. If the provision was exceeded and/or the assumptions are understated, it could have a material adverse effect on the Group's EEV.

1.5 A downgrade or a potential downgrade in the Standard Life Group's financial strength or credit ratings could result in a loss of business, affect the Group's relationship with intermediaries, affect the Group's reputation and have a material adverse effect on the Group's business and increase the cost of funding

Financial strength is fundamental to the competitive position of insurance companies. In the United Kingdom, the Group's principal market, its financial strength is important to intermediaries, which in FY 2005 distributed approximately 93% of UKL&P's Annual Premium Equivalent ("APE"). If the Group's financial strength was to decline, intermediaries, including independent financial advisers ("IFAs"), or other distributors, which seek to and may be required to offer products suitable for their customers, may decide to limit or cease their distribution of the Group's products.

Financial strength and credit ratings are reviewed regularly by ratings organisations, which review the financial performance and condition of insurers and publish this information at regular intervals. The various ratings of the Standard Life Group reflect each rating organisation's current opinion of the financial strength and operating performance of such operations, their ability to meet obligations to policyholders and credit worthiness. Ratings organisations assign ratings based upon several factors. While most of the factors are specific to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. The current insurer financial strength ratings of SLAC are A1 (stable) and a P-1 short term rating by Moody's Investor Service and A (stable) and an A-1 short term rating by Standard and Poor's following a downgrade by Standard and Poor's from A+ (negative) on 24 January 2006. Following demutualisation, SLAL, the company which will acquire substantially all of the business of SLAC, is expected to have the same rating as SLAC.

A further downgrade in the Group's financial strength ratings or a downgrade in its credit ratings, or the announced potential for a downgrade of any of these ratings, could have a material adverse effect on the Group's business, results of operations or financial condition in many ways, including: (i) reducing demand for its insurance products, annuities and other investment products; (ii) adversely affecting the Standard Life Group's relationships with its intermediaries and its corporate partners and materially weakening its competitive position; (iii) reducing public confidence in the Standard Life Group and thereby materially increasing the number or amount of policy surrenders and withdrawals by policyholders; (iv) requiring the Group to reduce prices for many of its products and services to remain competitive; (v) increasing its costs of borrowing, including securitisation transactions; (vi) causing the trustees or the actuary of the Group's UK defined benefit pension plan to strengthen the plan's funding target or require any deficit to be paid up more quickly (either of which could result in the Group having to make increased pension contributions).

Standard Life Bank is a frequent borrower in the market to fund its mortgage operations, principally through securitisation transactions. SLB's current counterparty credit and certificate of deposit rating from Standard & Poor's is A-/A-2 (stable) and from Moody's is A2/P-1 (on review for possible downgrade). This review is due to certain organisational changes that will occur within the Group as part of demutualisation resulting in SLB becoming a wholly-owned subsidiary of SLAL. SLB's credit ratings will be directly linked to the rating of SLAL, its immediate parent company post-demutualisation, and could be expected to be one level lower. Therefore a downgrade of SLAL's, and a consequent downgrade of SLB's, credit rating could adversely affect its ability to raise cost-effective funding in the wholesale market. It could also have adverse consequences in relation to existing financing transactions, which could be triggered by a ratings downgrade.

A rating is a statement of opinion, not a statement of fact or a recommendation to exchange, buy, sell or hold any security, including the Ordinary Shares. Such ratings do not comment as to the market price or suitability for a particular investor. There can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn by either the relevant rating agency or the relevant company in its entirety.

1.6 Competition in the Standard Life Group's markets could materially adversely affect the Group's ability to maintain or improve its market share, business, results of operations or financial condition

The markets for financial services in the United Kingdom, Canada and the Standard Life Group's other geographic markets are highly competitive. Many companies compete with the Group, including other insurance companies, mutual fund companies, asset management firms, commercial banks, other financial institutions and specialty providers. In some cases, the Group's competitors are larger, more diversified, have greater financial resources, capital strength or market share or offer a broader range of products than the Group does. This is particularly true for competitors of the Group in the United Kingdom (other than with respect to its life assurance and pension business) and all of its businesses outside the United Kingdom. A number of these competitors have more established and diversified operations in terms of product range and geographical spread than the Group, are regulated differently (including less onerously in certain cases) than the Group and are able to offer more competitive pricing than the Group does for some products and in some locations.

The Directors believe that the principal competitive factors in the sale of the Group's products are, depending on the particular product, product price, flexibility and features, innovation of product design, the range of product lines, commission structure, marketing and distribution arrangements, brand and name recognition, reputation, financial strength ratings, net investment return after charges, including the level of annual and final bonuses declared on with-profits products, and the quality of the service furnished to the customer (directly and via independent intermediaries such as IFAs) before and after a contract is executed. If the Group is unable or is perceived to be unable to compete effectively as to one or more of these factors, for example, if it was unable to develop new products and services, particularly to offset the decline in with-profits policies being written in the United Kingdom, as effectively and successfully as its competitors, or if its competitors are more successful or are perceived to be more successful in competing effectively as to one or more of these factors, the Group's competitive position may be materially adversely affected which, as a result, could have a material adverse effect on the Group's business, results of operations or financial condition.

Although the Group was one of the largest UK life assurance providers in 2005 measured on the basis of APE, it competes in the United Kingdom with over 100 life assurance providers, a number of which have operations that are either comparable to or larger than the Group's operations in their size, scope and brand recognition. Many of these competitors offer similar products and use similar distribution channels, including competing to distribute products through intermediaries. In addition, in its health insurance and banking businesses in the United Kingdom, the Group faces competition from competitors which have greater market share or breadth of distribution, offer a broader range of products, services or features, are able to assume a greater level of risk, or have higher financial strength ratings than the Group does.

In Canada, the Group's second largest market and in which it had a 6% market share in 2004 in terms of premiums and deposits (excluding mutual funds), the Group faces intense competition in large measure due to the consolidation of the Canadian life assurance and pensions industry over the past decade, which has resulted in three of the Group's competitors controlling over 61% of the market in terms of premiums and deposits (excluding mutual funds) in 2005. Failure to develop strategies, products and maintain its competitive position in the face of such competition and potential further consolidation could have a material adverse effect on the Group's business, results of operations or financial condition.

Outside of its traditional two largest markets, the Group has sought in recent years to strengthen its operations in Germany and Ireland and to initiate and expand operations in geographic markets, such as in Asia. In these markets it faces intense competition from local and international financial institutions which may be more established in these markets and may have other competitive advantages, such as greater size and breadth, which may limit the Group's ability to be successful in these markets. In addition, local laws and regulations may be tailored to domestic products which may pose additional challenges to the Group when introducing UK-style life assurance and pensions products.

The recent consolidation in the global financial services industry has also enhanced the competitive position of some of the Group's principal competitors in the United Kingdom by broadening the range of their products and services, their access to capital, increasing their distribution channels and providing more diversified revenue streams, including geographical diversification. Such competitive factors could result in increased pricing pressures on a number of the Group's products and services, particularly as competitors seek to win market share in the United Kingdom, and may harm the Group's ability to maintain or increase its market share or profitability.

1.7 Operational risks are inherent in all of the Group's business units, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes and controls, systems, human error, external events and failure to attract, motivate and retain skilled personnel. If any of these operational risks should occur, they could have a material adverse effect on its business, results of operations or financial condition

The failure, or other ineffectiveness, of the Group's management and information systems and internal operating controls could result in additional administrative and remediation costs and damage relationships with customers and investors which, in turn, could have a material adverse effect on the Group's business, results of operations or financial condition

The Group's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. The complexity of certain of the Group's products and assumptions made in connection with pricing such products means that there is a risk that products may be priced on an unprofitable basis. The Group's ability to make accurate pricing, underwriting and reserving decisions, to maintain financial and operating controls, to monitor and manage its risk exposures across the Group, to keep accurate records, to provide high-quality customer service and to develop and sell profitable products in the future depends, in part, on the efficient and uninterrupted operation of its management and other information systems, including its information technology ("IT") and other business resilience systems.

Due to the nature of certain of the Group's life assurance and pension products, the Group is susceptible to occasional adjustments to the calculation of asset shares backing with-profits policies. Asset shares are used as a tool to help calculate fair payouts and movements in asset shares impact valuation of policy liabilities. The calculation of asset shares includes allowance for investment returns on backing assets which involve some element of approximation. These approximations can include the use of appropriate index returns rather than actual returns. The appropriateness of estimates or approximations used in asset share calculations is reviewed from time to time in compliance with PPFM requirements. In accordance with its PPFM, the Group may change historical parameters applied to asset share calculations if to do so would improve the accuracy of these asset share calculations in the light of subsequent information about actual experience. In addition, although the Group has controls in place to monitor estimates and records used in asset share calculations, if there is an error in how the controls collect the data, adjustments may be necessary. Adjustments in respect of improved estimates or correction of calculation errors have been made in the past. If adjustments are made in light of subsequent information that improve approximations or as a result of actual errors in calculation then the accumulated adjustments could have a material impact (positive or negative) on the level of the liabilities in respect of such policies. Adjustments to asset shares made from time to time, could, therefore, have a material adverse effect on the surplus assets in the Heritage With-Profits Fund.

Over the past 18 months, the Group has developed additional IT, financial, operating and other information systems and processes needed to support a range of critical changes in the business, such as new reporting bases (IFRS, EEV and to meet the disclosure and financial reporting obligations of a listed company), new industry and regulatory requirements, enhanced business planning and to generally procure a more efficient and effective internal control environment. The Company will meet its new disclosure and financial reporting obligations as a listed company by means of enhanced budgeting and forecasting processes and financial reporting systems, both for internal and external reporting, and, in the case of the former, a more pro-active upstream reporting procedure from the Group's business units to central management. In addition, other internal processes and procedures have been enhanced so that senior management and the Group finance, actuarial, risk and compliance and treasury functions can adequately monitor and manage risks, including market, operational and insurance risk across the Group.

Although the Directors believe that there are IT, management and other reporting systems and controls in place to support its business and its disclosure and financial reporting obligations as the Group transitions from a mutual insurance company to a listed company, many of the systems and controls are new and continue to be developed and improved and certain of the systems and processes used by the Group in the preparation of IFRS and EEV financial information are not yet fully automated. Any disruption in the operation of these systems, processes or controls, or issues that emerge in relation to their operation in a listed company environment following Admission, their continuing development and improvement or their ability to provide effective Group-level controls over business units, including operations outside the United Kingdom, such as in Canada, may result in additional cost and, if any of them should prove to be inadequate or ineffective or if they were to fail, could materially adversely affect the Group's relationships with its customers and investors and could result in a material adverse effect on the Group's business, results of operations or financial condition.

The Group outsources certain back office operations, including certain UK processing and IT functions. For example, the majority of the funds managed by Standard Life Investments on behalf of the Group's insurance and banking operations as well as third party funds are held in custody by Citigroup, who also provide certain back office administration functions. Therefore, the Group is reliant upon the operational processing performance of its outsourcing partners, including Citigroup, and if the services provided by such outsourcing partners were to prove insufficient or inadequate for any reason, or if they were to cease to provide them at all for any reason, this could have a material adverse effect on the Group's business, results of operations or financial condition.

Damage, disruption or interruption to the Group's business resilience systems could cause the Group to become subject to increased litigation and regulatory exposure, leading to higher administrative and remediation costs which, in turn, could have a material adverse effect on the Group's business, results of operations or financial condition

The Group's IT and other business resilience systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. The same is true of third party service and software providers on which the Group depends.

The Group's information systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled and the Group has procedures in place designed to mitigate the effects of any such events (for example, disaster recovery plans and contingencies). However, the Group is dependent on these systems functioning as designed and any weakness or underperformance in the systems or processes or the occurrence of any of the events described above could cause the Group to become subject to a higher number of customer, provider and agent disputes and may increase the Group's litigation and regulatory exposure or require it to incur higher administrative costs (including remediation costs), which would have a material adverse effect on its business, results of operations or financial condition.

The Group is dependent on its ability to attract, motivate and retain high quality and highly skilled personnel. Failure to do so could have a material adverse effect on the Group's business, results of operations or financial condition

The Group's continued success depends on its ability to attract, motivate and retain high quality and highly skilled managers, investment managers and financial, actuarial, sales, marketing, information technology and customer support personnel as well as, in the context of the transition to being a listed proprietary company, a sufficiently-sized population of staff familiar with the requirements of a listed company, including, in particular, the disclosure and financial reporting obligations of listed companies. As a result of the recent adoption of IFRS, and the Group's adoption of EEV reporting, there is a significant shortage of personnel in the markets in which the Group operates with expertise in reporting under IFRS and EEV. Competition for highly skilled personnel is intense and the Group, which competes with other financial services groups for such personnel, primarily on the basis of the Group's reputation, financial position, remuneration and support services, may be unable in the future to attract, motivate and retain such people.

The Group has a large number of temporary staff, secondees or employees on short-term contracts who were recruited specifically for the purpose of assisting with the transition from a mutual insurance company to a listed company. Although certain of these people have been incentivised to remain with the Group by means of retention arrangements to ensure that the Group is adequately staffed with appropriate personnel for this transition, there can be no assurance that, in the event of the departure of a significant number of such staff before the transition is completed, replacement staff will be readily available. Failure to attract and retain appropriately qualified personnel, in particular to support its IFRS and EEV reporting requirements, could make timely financial reporting more onerous. Failure to attract, motivate and retain high quality and highly skilled personnel may result in costs to the Group in respect of, among other things, retraining, loss of product and loss of procedural know how, inability to staff projects and the inability to meet objectives. The inability to attract, motivate and retain high quality and highly skilled personnel could therefore have a material adverse effect on the Group's business, results of operations or financial condition.

Damage to the Group's brand or reputation or a decline in policyholder or customer confidence in the Group or its products could have a material adverse effect on the Group's business, results of operations or financial condition

The Group's success and results are, to a large extent, dependent upon the strength of the "Standard Life" brand and the Group's reputation. The Group and its products are vulnerable to adverse market perception as it operates in an industry where integrity and customer trust and confidence are paramount. Like other financial services groups, the Standard Life Group places significant reliance on consumer confidence and sentiment regarding long-term savings. A sharp reduction in equity markets, material operational losses for SLI's customers, adverse regulatory or legal actions impairing the Group's reputation or further mis-selling-type scandals in the UK life assurance industry could damage the public image of the Group and its brand and negatively affect policyholder and customer confidence in the Group or its products, resulting in a downturn in new business volumes and sales. In addition, any mismanagement, fraud, failure to satisfy fiduciary responsibilities (the incidence of which could be increased while the Group implements its new internal information, financial and operating systems and controls), or the negative publicity resulting from these activities or the accusation by a third party of such activities, could tarnish the Group's brand and reputation which, in turn, could have a material adverse effect on the Group's business, results of operations or financial condition.

1.8 Prolonged investment underperformance of SLI's funds under management or an inability of SLI to properly manage customer assets to avoid a material operational loss for one or more of its customers (including third party customers as well as the Group's life assurance and pensions business), may cause existing customers to withdraw funds and potential customers not to grant investment mandates, which could have a material adverse effect on the Group's business, results of operations or financial condition

When buying investment products or selecting an investment manager, customers typically consider, among other things, the historic investment performance of the product or manager and the individual who is responsible for managing the particular fund. This is also true in relation to certain investment products sold by the Group's life assurance and pension business, substantially all of the funds of which are managed by SLI. In the event that SLI does not provide satisfactory or appropriate investment returns in the future, underperforms its competitors or benchmark performance measures, does not sell an investment product which a customer requires or loses its key individual investment managers, existing customers, including UKL&P and Standard Life Canada, may decide to reduce or liquidate their investment or, alternatively, transfer the mandate to another investment manager. In addition, potential customers may decide not to grant investment mandates. As SLI manages substantially all of the funds for the Group's life assurance and pensions business, any prolonged period of investment underperformance could also materially adversely affect the Group's reputation and thereby erode the value of the "Standard Life" brand. Such prolonged period of investment underperformance could, therefore, result in a material adverse effect on the Group's business, results of operations or financial condition.

There are risks associated with the process of managing investments which might lead to a material operational loss for one or more of its customers (including third party customers as well as the Group's life assurance and pensions business). For example, failure to define properly the investment remit applicable to customer assets as a result of unclear agreed guidelines or inaccurate recording of customer communications could lead to investments being made in breach of the mandate. Similarly, failure to manage the investment process or to execute trading activities properly could lead to poor investment decisions and poor asset allocation, the wrong investments being bought or sold or the incorrect monitoring of exposures as well as a possible erosion of the Group's reputation or liability to pay compensation. Failures of this nature could also lead existing customers to withdraw funds and potential customers not to grant investment mandates, which could have a material adverse effect on the Group's business, results of operations or financial condition.

2. Risks associated with the Group

2.1 As is the case with other UK insurers, the Standard Life Group's provisioning in respect of complaints relating to its mis-selling of mortgage endowment policies in the past could be insufficient and, if the Group was required to increase such reserves, this could result in a reduction in Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund. In addition, the FSA could take action against the Group if it is not satisfied with the

Group's complaints handling processes, which could necessitate the diversion of resources within the Group which could, in turn, have a material adverse effect on the Group's business and results of operations

For a number of years, the Standard Life Group and other UK insurance companies offered customers mortgage endowment policies. These policies were designed to allow policyholders to pay during the term of a mortgage only the interest due thereon, as well as premiums on a related endowment policy. Although the Group's policies did not guarantee such a result, policyholders may have had an expectation that, through investment growth, their policy would produce a sufficient amount of capital to pay off the mortgage in full at the end of the term of the policy.

In recent years, as interest rates and inflation have decreased, with comparable declines in investment returns, the annual bonuses paid on, or returns applicable to, such mortgage endowment policies, have, on the whole, decreased in absolute terms. Consequently, since the premiums payable were calculated based on projections prepared at the time of the sale of the policy, certain policyholders face a substantial risk that premiums paid and future investment returns will be insufficient to avoid a shortfall of proceeds upon maturity of their policy.

During 1999, the FSA requested that all companies which sold mortgage endowment policies, including companies within the Standard Life Group, contact all mortgage endowment policyholders to notify them of the possible impact that changing economic conditions could have on the value of their policy at maturity. Since that time, the Group has communicated regularly with customers who were sold mortgage endowment policies, has instituted a complaints-handling process for dealing with dis-satisfied customers and, where appropriate, has offered compensation to policyholders.

As at 31 December 2005, a provision of £116 million was held by SLAC for potential compensation payments to policyholders arising from the Group's review of past sales of mortgage endowment policies. This provision will transfer under the Main Scheme to the Heritage With-Profits Fund and is intended to cover the estimated redress to mortgage endowment policyholders together with administration costs involved in settling complaints and claims in relation to mortgage endowment policies. In 2005, the Group received approximately 57,500 complaints in relation to mortgage endowment policy mis-selling which was significantly higher than the number received in 2004. This increase in complaints may have resulted from the Group's announcements in late 2004 with regard to the Mortgage Endowment Promise ("MEP"), the time barring of complaints received after June 2006, as well as further reductions in bonus rates and policy payouts. If more complaints were to be received, including as a result of the publicity relating to the MEP in the context of demutualisation, the reserves set aside to cover them might have to be increased, which could reduce the surpluses of the Heritage With-Profits Fund and reduce Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund.

In addition to the costs of settling claims in relation to mortgage endowment policies, the FSA may take action if it is not satisfied with complaints-handling processes. In particular, it may request a review of complaints-handling, insist that all past complaints are revisited and reviewed or even mandate a blanket review of all endowment policy sales. Any action of this nature would be expensive and time-consuming, diverting resources which could be used elsewhere in the Group's business, and could consequently have a material adverse effect on the Group's business and results of operations.

2.2 Failure to execute successfully and to achieve the benefits of the Group's repositioning strategy, including failure to realise fully the anticipated benefits of demutualisation and flotation of the Company, could have a material adverse effect on the Group's business, results of operations or financial condition

Evolving market, investment and regulatory conditions led the Standard Life Group in the early part of 2004 to undertake a strategic review of its business with a view to repositioning the Group in the substantially changed economic and regulatory environment, restoring it to profitability and enhancing its regulatory capital position. Although the strategic review focused on UKL&P, it was wide-ranging and examined all of the Group's branches and business units, both in the United Kingdom and overseas. A key conclusion of the strategic review was the decision to reposition the Group's business and to move towards demutualisation of SLAC and flotation of the Company on the London Stock Exchange, which is intended to raise significant additional capital for the Group. For further information in relation to the strategic review undertaken by the Group, see Part VI – "Information About The Standard Life Group".

The success of the repositioning of the Group, in particular of UKL&P, is important to the Group. Such success is subject to a number of risks, including failure to reduce costs further leading to lower than anticipated profitability, adverse impact on the distribution franchise, in particular with respect to intermediaries, including IFAs, the Group's principal UK distribution channel, as changes designed to alter the product mix and improve profitability are implemented in part by a reduction in commission levels paid on products. In addition, such repositioning could be adversely affected by the failure to sell new products successfully, such as SIPPs, offshore bonds and products utilising the Wrap platform as well as the revised product offerings being marketed by the Group's German (including Austrian) and Irish life assurance operations. Whilst the Directors believe that the strategy the Group has adopted, of which demutualisation and flotation are an integral part, is the best means of successfully repositioning the Group's business, there can be no assurance that the Group will realise all of the benefits of demutualisation and flotation or that it will successfully achieve the repositioning of the Group in the time expected.

2.3 The Standard Life Group places substantial reliance on intermediaries, in particular "traditional" IFAs and IFA panels in the United Kingdom, to sell and distribute its products and if it is unable to retain its current relationships with such intermediaries or to attract new intermediaries to broaden its distribution channels it could have a material adverse effect on the Group's business, results of operations or financial condition

Whilst the Group has in place several distribution channels for the sale of its products, the Group places substantial reliance on intermediaries and, in particular, on "traditional" IFAs in the United Kingdom, independent brokers in Germany and a range of intermediary distributors in Canada, to sell its life assurance and pensions, investment, banking and health insurance products. The intermediary sales distribution channel accounted for 93% of UKL&P's APE in FY 2005. Within the intermediary sales distribution channel, "traditional" IFAs, comprising locals, nationals, networks and service companies, accounted for 76% of UK life assurance and pensions business APE for FY 2005, with other intermediaries, such as consulting actuaries and banks, accounting for 15%.

A principal element of the Group's reliance on intermediaries in the United Kingdom involves the need to be included on intermediary "best advice" panels, which are lists of all products from various providers recommended by the intermediary. The intermediary assesses which companies are suitable for its panel by considering, among other things, the security of investment and prospects for future investment returns in the light of a company's product offering, the company's past investment performance, the company's financial strength and perceived stability, the amount of sales commission and fees paid by the company and the quality of the service provided by the company to the intermediary. The intermediary then determines which products are suitable by considering, among other things, product features and price. A decline in the Group's performance in any of the factors considered for inclusion on a panel could result in the Group generally, or its products in particular, not being featured on such panels. The Group competes with other insurers and financial institutions to attract and retain commercial relationships with intermediaries and failure to appear on a panel or to maintain its existing relationships due to the failure to meet the criteria established by the intermediaries, including confidence in the Group's financial strength, would impede sales by the Group and could have a material adverse effect on the Group's business, results of operations or financial condition particularly considering the Group's reliance on this channel for distribution of its products.

During 2004, commission rates payable to intermediaries at the time a policy is issued were reduced on a number of UKL&P's products. Although overall new business volumes during FY 2005 were flat, reduced commissions did reduce significantly the sale of certain product lines, in particular individual pensions. There can be no assurance that the difference between UKL&P's commission rates and those of other companies will not increase, leading to an adverse effect on new business volumes or adversely affecting the Group's efforts to maintain its current relationships and to develop new relationships with intermediaries.

The expectation is that the intermediary and, in particular, the "traditional" IFA market will remain the core distribution channel for UKL&P. The Group is also reliant on intermediaries for distribution of its investment, banking and health insurance products. However, the FSA's depolarisation regime which came into effect in 2005 may significantly alter the Group's relationship with intermediaries and, in particular, "traditional" IFAs. (see Part VI – "Information About The Standard Life Group" for further information regarding depolarisation). Depolarisation has resulted in a number of the Group's principal competitors taking stakes in, or acquiring networks of, IFAs. If this trend were to continue the Group may have access to a reduced number of IFAs to distribute its products or could be required to take additional stakes in IFAs or make acquisitions.

Work is ongoing to develop relationships with other intermediaries and potential corporate partners, such as banks, to diversify the Group's distribution channels and reduce its reliance on "traditional" IFAs. Accordingly, although the Group has begun, and will continue, to seek to mitigate the risks of its reliance on intermediaries and, in particular, "traditional" IFAs, there can be no assurance that this strategy or the new distribution channels/networks it forms as a result will be successful and pursuing this path therefore has its own inherent risks and difficulties. In the event that this strategy or the distribution channels developed are unsuccessful or the Group's access to intermediaries (particularly, "traditional" IFAs) is significantly reduced, this could have a material adverse effect on the Group's business, results of operations or financial condition.

2.4 Failure to manage successfully the transition from a mutual insurance company to a listed proprietary company and to implement the cultural changes required as a result of being a listed company could materially adversely affect the Standard Life Group's business, results of operations or financial condition

As a mutual insurance company, SLAC operated its businesses for the benefit of its with-profits policyholders. Prior to demutualisation, the Group's life assurance and pensions business and its other businesses were not managed with a view to producing returns for the benefit of shareholders as well as with-profits policyholders, as will be expected following demutualisation and Admission. Cultural changes have been and will continue to be required across the Group to increase awareness of the requirements of being a listed company and to ensure that staff satisfy a number of new requirements post-Admission, which will include London Stock Exchange and Listing Rules disclosure and financial reporting requirements and enhanced corporate governance. There can be no assurance that the Group will successfully manage this transition and its failure to do so could have a material adverse effect on the Group's business, results of operations or financial condition.

2.5 Although the reconstitution of the Mortgage Endowment Promise under the Main Scheme will make the Group's financial liability in respect of it easier to quantify than prior to demutualisation, it may nevertheless result in the Group being unable to estimate with certainty the final costs which will arise in relation to it. If the amounts set aside by the Group in respect of the MEP are required to be increased or the Group is required to make additional payments in respect of, or as a result of, the MEP, or its operation and management, in the past or future, such additional reserves or payments could reduce the surpluses of the Heritage With-Profits Fund

Towards the end of 2000, SLAC issued the MEP to certain of its mortgage endowment policyholders. The MEP took the form of a promise on the part of SLAC that, subject to certain conditions being satisfied (relating to investment growth of the assets backing the relevant mortgage endowment policies and there being sufficient growth in the capital of SLAC to enable it to set aside regular provisions for such payments (the "capital growth condition")), payouts at maturity of their mortgage endowment policies would be topped-up where there was a shortfall between the claim value and the mortgage amount originally targeted. Since it was subject to such conditions, the MEP does not, and was never intended to, constitute a guarantee that the top-ups would be paid in all circumstances and this fact was communicated to affected policyholders.

In October 2004, SLAC announced that the capital growth condition required for the MEP had not been met and that SLAC did not anticipate it being met in the foreseeable future. It was also announced that it would be inappropriate to continue making further provisions so long as the capital growth condition continued not to be met. SLAC informed policyholders that, provided that it was satisfied that it was fair and prudent to do so, the existing provisions already set aside for the MEP would be used to pay top-ups to eligible MEP policyholders. As at 31 December 2005, SLAC held provisions of £460 million towards meeting the cost of the MEP.

A reconstitution of the MEP has been approved as part of the Main Scheme, a description of which is set out in Part XV – "Additional Information" of this document. In summary, the MEP as set out in the Main Scheme provides that if, post-demutualisation, investment returns on the assets which back the asset shares of substantially all the UK policies invested in with-profits (the "With-Profits Asset Shares") exceed the "Accelerated Rate", as defined under the terms of the Main Scheme, the Group may be required to make additional payments (over and above those broadly equivalent to what would be affordable out of the current provisions of £460 million, which are to be transferred under the Main Scheme to the Heritage With-Profits Fund) on mortgage endowment policies. This may also be the case if the average investment return on the assets in which the MEP policy is invested were to earn, on average, at least 6% per annum (after tax) from 28 September 2000 to maturity. The reconstitution of the MEP does not reduce or remove the risks referred to in Section 2.1 above of claims arising in relation to mortgage endowment policies, for example, as a result of mis-selling. Shareholder Cash Flows available for distribution from the Heritage With-Profits Fund may be reduced or eliminated as a consequence of these factors.

2.6 The size of the deficit in the Standard Life Group's defined benefit pension schemes could result in the Group having to make increased contributions to reduce it, directly impacting its profitability and cash flow and diverting resources from use elsewhere in the Group

The Standard Life Group provides retirement benefits for many of its former and current employees in the United Kingdom through a defined benefit pension scheme established under trust (the "SLSPS"). The Group also provides defined benefit pension schemes to some current and former employees in Canada, Germany and Ireland.

The IAS 19 basis deficit at 31 December 2005 for all of the Group's defined benefit pension schemes, funded and unfunded, totalled £275 million (£241 million net of tax), allowing for £111 million of amounts held as non-transferable financial instruments held in relation to the Group's Canadian defined benefit pension scheme. The SLSPS accounted for £200 million of the total deficit (£187 million net of tax). Overall, the economic assumptions used by the Group for the SLSPS as at 15 November 2003, 31 December 2004 and 31 December 2005 are similar to those used by FTSE100 life assurance companies.

As part of the Main Scheme, the liabilities in respect of the SLSPS and the German and Irish pension schemes at the time of demutualisation will be allocated to the Non-Profit Fund.

The Group has only limited control over the rate at which it pays into the SLSPS. Under the SLSPS trust deed, its principal employer (SLESL) must pay such contributions to the SLSPS as the trustees' actuary may certify to be necessary. Under the new UK statutory funding requirement, the SLSPS employers are required to contribute to the scheme at the rates they agree with the scheme trustees, or those set by the Pensions Regulator in default of such agreement. The Group has agreed a funding plan with the trustees of the SLSPS under which, in addition to normal contributions in respect of future service liabilities, an employer deficit reduction contribution of £50 million will be made to the SLSPS in September 2006 (or receipt of the proceeds of the Offers, if later). Further deficit reduction contributions to the SLSPS totalling £150 million will be paid in £10 million instalments payable every six months commencing in December 2006 (although the Group has indicated that it would wish to review this deficit contribution programme if the SLSPS' IAS 19 deficit should fall by more than £20 million other than as a result of these deficit payments). The Company will offer to guarantee the obligations of SLESL to the SLSPS for a period of 15 years after demutualisation. Both the trustees and the scheme actuary would be likely to seek to review this funding plan if there were a significant change in the funding level of the SLSPS, or in the Group's perceived financial strength.

The trustees' agreement to the funding plan is subject to the proceeds from flotation of the Company being not less than £1.1 billion.

The Pensions Act 2004 has given the new UK Pensions Regulator the power to issue a Financial Support Direction (an "FSD") to companies within a group in respect of the liabilities of a UK pension plan employer where that employer is a service company, or is otherwise "insufficiently resourced" (as defined for the purposes of the relevant legislation) relative to its pension liabilities. Because SLESL is a service company, companies within the Standard Life Group are at risk of an FSD in respect of its liabilities to the SLSPS in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such an FSD could require them to guarantee or to provide security for those liabilities, or could require additional amounts to be paid into the SLSPS in respect of them. The Group has sought to mitigate this risk by discussion with the trustees of the SLSPS and the agreement of the funding plan and Company guarantee referred to above. The Pensions Regulator can also issue contribution notices if a company has taken actions deliberately designed to avoid meeting its pension promises. In view of the actions already agreed with the trustees, the Directors do not believe that the demutualisation and flotation of the Company will result in a financial support direction or contribution notice. In practice, the risk of a contribution notice being imposed may inhibit the freedom of the Group to restructure itself or to undertake certain corporate activities.

Nevertheless, changes in the size of the deficit in the defined benefit pension schemes operated by the Group, due to a reduction in the value of the pension fund assets or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in the Group having to make increased contributions to reduce or satisfy in full the deficit which would divert resources from use in other areas of the Group's business. This, in turn, could have a material adverse effect on the Group's business, results of operations or financial condition.

2.7 The Group's life assurance and pensions business has exposure to reinsurers most materially in relation to its Canadian life assurance and pensions business (Standard Life Canada) and the failure of any reinsurer to fulfil its obligations exposes Standard Life Canada to greater losses, which could have a material adverse effect on its business, results of operations or financial condition

Standard Life Canada has exposure to reinsurers through reinsurance arrangements. Under such arrangements, other insurers assume a portion of the costs, losses and expenses associated with policy claims and maturities and reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of reinsurance cover purchased will increase Standard Life Canada's risk of loss. When reinsurance is obtained, Standard Life Canada is still liable for those transferred risks if the reinsurer does not meet its obligations. Therefore, the inability or failure of reinsurers to meet their financial obligations could materially adversely affect Standard Life Canada's business, results of operations or financial condition and, as a consequence, the business, results of operations or financial condition of the Group.

2.8 Supplementary declarations by with-profits policyholders post-31 March 2004 waiving their entitlements to compensation in the event of the demutualisation of SLAC may be held to be ineffective by courts or regulators in certain jurisdictions, potentially requiring the Group to compensate such policyholders

From 31 March 2004, the majority of new with-profits policyholders of SLAC were required to accept a supplementary declaration in respect of their investment (a "Supplementary Declaration") waiving the right to claim compensation for loss of their membership rights in the event of SLAC demutualising for a period of three years from the date their application was received by SLAC. The policy was implemented to preserve and maximise value for people who had made with-profits investments before the decision in principle to proceed towards demutualisation and flotation was announced in March 2004. The Group has taken legal advice to confirm the validity of the Supplementary Declarations and has been advised that in certain jurisdictions whilst the better legal view is that the Supplementary Declarations are effective, in the event of a claim by a policyholder to the contrary, a court may decide that they are ineffective in that jurisdiction. There can be no assurance that, if such a claim is brought by a policyholder, the Group will be able to successfully defend it. If a court finds that the Supplementary Declarations are ineffective, the claimant will be entitled to receive the compensation he or she would have received had he or she not accepted the Supplementary Declaration. In addition, the Group may be subject to regulatory intervention requiring it to make compensation payments in relation to all policies affected by the Supplementary Declarations.

2.9 SLAC transferred a significant amount of assets to Standard Life Investment Funds Limited ("SLIF") as the premium under a reinsurance agreement. This transfer would give rise to a potential charge to stamp duty land tax ("SDLT") on demutualisation, were it not for legislation which is due to be enacted post-demutualisation intended to remove the SDLT that would otherwise result. However, there can be no assurance that such legislation will be enacted in the same form and, in the event that it is not, a charge to SDLT could arise

A significant amount of assets of SLAC were transferred from SLAC to SLIF as the premium under a reinsurance agreement entered into in April 2006. The assets transferred included land and property. Provisions in the current Finance Bill relating to SDLT concerning transfers in relation to certain demutualisations are intended to remove the SDLT that would otherwise result from any such transfers or subsequent demutualisation (which is estimated at approximately £100 million). There can be no assurance, however, that the Finance Bill will be enacted in the same form and become legislation. While the Directors believe that the probability of this risk arising is low, in that event, the charge to SDLT of approximately £100 million referred to above would arise.

2.10 The Group's interests in its Indian joint ventures, HDFC Standard Life Insurance Company Limited ("HDFC-SL") and HDFC Asset Management Limited ("HDFC-AM"), are held subject to contractual arrangements with its joint venture partner, Housing Development Finance Corporation Limited ("HDFC"), which may lead to the termination of those joint ventures as a result of demutualisation unless agreement can be reached with HDFC

The provisions of the contractual arrangements pursuant to which the Group holds its interest in HDFC-SL purport to restrict the transfer of shares in HDFC-SL by either party without the consent of the other party. They also potentially give the Group's joint venture partner, HDFC, rights in the event, amongst other things, that SLAC, the member of the Group which is party to those arrangements, experiences a change of control. Under the terms of the agreement, it is arguable that such an event would occur as a result of the demutualisation being implemented. These rights include the right to terminate the joint venture and the right to compulsorily acquire the Group's shares in HDFC-SL on termination of the joint venture, although the enforceability of these rights is not certain under Indian Law.

The provisions of the contractual arrangements pursuant to which the Group, through Standard Life Investments, holds its interest in HDFC-AM potentially give HDFC rights in the event, amongst other things, that SLAC or Standard Life Investments stops or suspends its primary business or is acquired by another entity. Under the terms of the agreement, it is arguable that these events would occur as a result of the demutualisation being implemented. These rights may include the right to acquire the Group's shares in HDFC-AM at a mutually agreed price.

HDFC has not given its consent to the arrangements regarding the demutualisation. Negotiations are ongoing, but if its consent is not forthcoming, HDFC may claim that such arrangements entitle it to exercise the rights described above. If HDFC were to be found entitled to exercise such rights, and proceeded to exercise them successfully, it could, potentially, terminate the joint venture agreement in respect of HDFC-SL and acquire the Group's interests in HDFC-AM and possibly HDFC-SL. Termination of the joint ventures and the acquisition of the Group's interests in them would adversely affect the Group's ability to grow and develop its business in India. Under Indian law, if the joint ventures were to be terminated, the Group could be required to obtain the consent of HDFC should it wish to carry on business in India after such termination.

At HDFC's request, the Group has entered into discussions with HDFC regarding the possible sale to HDFC of the Group's interest in HDFC-AM on terms to be agreed.

Currently, Indian regulations do not permit foreign investors to own directly or indirectly more than a 26% shareholding in a company undertaking insurance business in India. The Group's direct shareholding in HDFC-SL represents 18.68% of the issued share capital of HDFC-SL. The Group's current shareholding in HDFC prevents the Group from increasing its direct shareholding in HDFC-SL above this level. The Group has entered into a contract to sell its entire shareholding in HDFC and upon the disposal of the Group's shareholding in HDFC pursuant to this contract, the Group intends to increase its direct shareholding in HDFC-SL to 26%, subject to obtaining all necessary approvals.

The Group has entered into an option agreement to increase its shareholding in HDFC-SL to parity with HDFC once the regulations change. The Group has been advised that this option agreement may not, in all circumstances, be enforceable under Indian law.

2.11 Pursuant to the terms of the contractual arrangements under which the Group holds its interest in its Chinese joint venture with Tianjin TEDA Investment Holding Co. Ltd. ("TEDA"), Heng-An Standard Life Insurance Company Limited ("HASL"), the Company has a potentially unlimited obligation to contribute its pro rata share of funds to HASL to ensure that it is able to satisfy its minimum solvency requirements pursuant to relevant Chinese laws and regulation

Pursuant to the terms of the joint venture agreement between TEDA and SLAC with respect to HASL, the Group's life assurance and pensions joint venture in China, SLAC and TEDA are under reciprocal obligations to contribute to HASL their pro rata shares of the funds necessary to ensure that HASL is able to meet its minimum solvency requirements pursuant to relevant Chinese laws and regulation or as otherwise required by the Chinese regulator, the China Insurance Regulatory Commission ("CIRC"). Although such a provision is relatively common in Chinese joint ventures in the financial services, banking and insurance industry, where there are minimum capital adequacy or solvency margin requirements to be maintained, nevertheless this obligation is not subject to any limit or cap and, therefore, SLAC's liability in respect of it is potentially unlimited.

As a result of demutualisation, it is expected that the Group's interest in HASL will be transferred from SLAC to the Company and, as a consequence, the liability referred to in the preceding paragraph, should it arise, would ultimately be borne by the Company. HASL has implemented a risk control framework with a view to minimising the likelihood of it breaching its minimum solvency requirements and the CIRC regulations also restrict the range of investments that HASL may make. However, notwithstanding this, if, for any reason, HASL was in breach of the relevant Chinese regulations in respect of its minimum solvency requirements, the Company would be required to contribute, along with TEDA, its pro rata share of the funds required to restore HASL's capital position to the minimum level required by Chinese law, regulation or as required by the CIRC. Depending on the extent of the funds required, this could have a material adverse effect on the Group's business, results of operations or financial condition.

2.12 The Company may be a passive foreign investment company ("PFIC") for US federal income tax purposes

In general, a non-US corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income for this purpose generally includes dividends, interest, rents and royalties. While the PFIC rules provide an exception for income earned in the active conduct of an insurance business by non-US corporations predominantly engaged in an insurance business, the scope of that exception is unclear. In particular, it is unclear how to apply the insurance exception to non-US life insurance companies, such as the Company and its insurance subsidiaries, whose product mix, while conforming to the regulatory requirements applicable to insurance companies in the jurisdictions in which they operate, do not conform to those applicable to domestic US insurance companies. Accordingly, there is substantial uncertainty as to whether the insurance company exception would apply to the Company and its insurance subsidiaries, and it is therefore possible that the Company and its insurance subsidiaries could be PFICs for any taxable year.

If the Company were a PFIC for any taxable year during which a US investor held Ordinary Shares, such US investor would be subject to adverse US federal income tax rules. Under these rules, a US investor may have to pay higher taxes (and interest charges) on any gain realised on a disposition of Ordinary Shares (or treated as realised on a deemed disposition of shares of a subsidiary PFIC) and on certain distributions received on the Ordinary Shares (or treated as received on the shares of a subsidiary PFIC).

US investors should consult their own tax advisers regarding the PFIC status of the Company and its subsidiaries, and the US federal income tax consequences that apply to an investment in a PFIC. See Part XIV – "Taxation Considerations" for further information.

2.13 The Company's ability to pay dividends to its shareholders and to service debt will be subject to legal and regulatory restrictions on the payment of dividends to it by its insurance and other subsidiaries and dependent on other business considerations which might affect the decision as to whether to pay dividends. In addition, the Company's ability to pay dividends, at least in the initial years following its flotation, may be dependent to some extent on successful execution of the proposed share capital reductions of SLAL and the Company

The Company will act as a holding company for the Standard Life Group's life assurance and pensions business subsidiaries and other subsidiaries and will not have any significant operations of its own. As a holding company, the Company will rely on dividends from its subsidiaries as the principal source of cash to meet its obligations, including the payment of operating expenses, principal and interest on debt obligations and shareholder dividends. Some of the Company's subsidiaries are subject to various regulatory restrictions which limit the amount of dividends or distributions they may pay without regulatory approval. In particular, the Company's ability to declare dividends may be restricted in order to protect the security of policyholders, as applicable UK legislation prohibits the payment of dividends by any life assurance company (including to its parent for onward distribution to shareholders) at any time when the value of the assets of a life assurance company attributable to its long-term business fund does not exceed the value of the liabilities of the long-term business fund, in each case as valued in accordance with the relevant valuation regulations (see Part XIII – "Supervision and Regulation" of the Registration Document). The ability of the Company's subsidiaries to pay dividends to it, and its ability to pay dividends to shareholders, are also subject to meeting the expectations of the rating agencies that each subsidiary and the Group as a whole will manage their solvency and capital requirements appropriately given the ratings framework applicable to them. In addition, notwithstanding that the Company may have sufficient distributable reserves to pay dividends to shareholders and may not be restricted in doing so either by regulation or the expectations of ratings agencies, it may nevertheless elect not to do so and may instead employ those funds for another purpose, for example, to invest in and further develop the Group's business. The Company's ability to pay dividends will therefore depend on the Group's results of operations and capital requirements.

It is intended to reduce the share premium account of SLAL, in order to avoid any restriction on SLAL's ability to pay dividends to the Company as a result of the restructuring occurring in connection with demutualisation. In addition, to provide the Company with sufficient distributable reserves immediately after demutualisation and flotation from which it can pay dividends without being reliant on upstream distributions to it from its subsidiaries, it is intended to reduce the share premium account of the Company. These reductions of share premium account require the sanction of the Court, which is to be, and can only be, made shortly after the Main Scheme becomes effective and Admission occurs. Although it is expected that such sanctions will be granted, were this not to happen in either or both cases the Company might not be able to pay its first dividend (currently scheduled for May 2007), as well as any subsequent ones.

PART II

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Sir Brian Stewart
Sandy Crombie
Kent Atkinson
Lord Blackwell
Gerry Grimstone
John Hylands

Trevor Matthews
Alison Mitchell
Jocelyn Proteau
Alison Reed
Keith Skeoch
Hugh Stevenson

COMPANY SECRETARY

Malcolm Wood

REGISTERED OFFICE

Standard Life House
30 Lothian Road
Edinburgh EH1 2DH

LEGAL ADVISERS TO THE COMPANY

English law

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Scots law

Dundas & Wilson CS LLP
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

US law

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

CO-LEAD MANAGERS

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

LEGAL ADVISERS TO THE JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS AND CO-LEAD MANAGERS

English law and US law

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

AUDITORS AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers LLP
Erskine House
68 – 73 Queen Street
Edinburgh EH2 4NH

CONSULTING ACTUARIES

Watson Wyatt Limited
Watson House
London Road
Reigate
Surrey RH2 9PQ

REGISTRARS AND RECEIVING AGENTS

Computershare Investor Services PLC
The Pavilions
Bridgewater Road
Bristol BS13 8AE

LOGISTICS CONSULTANTS

Solid Solutions Associates
5 St. John's Lane
London
ECIM 4BH

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Event	Time and/or date
Latest time and date for receipt of completed Application Forms and Retail Offer Application Forms in order to apply for Ordinary Shares in the Preferential Offer and Retail Offer	10 a.m. on 5 July 2006 (local time)
Latest time and date for receipt of completed Sell Forms in order to sell Demutualisation Shares through the Initial Share Sale Facility	10 a.m. on 5 July 2006 (local time)
Latest time and date for receipt of indications of interest in the Institutional Offer	5 p.m. on 6 July 2006
Announcement of the Offer Price, Preferential Offer Price and bases of allocation[2]	By 9 July 2006
Main Scheme becomes effective	6 a.m. 10 July 2006
Admission to listing and commencement of dealings on the London Stock Exchange[3]	8 a.m. 10 July 2006
Ordinary Shares credited to CREST accounts (where applicable)	10 July 2006
Posting of Share Account Statements and share certificates[4]	By 17 July 2006
Posting of cheques to Non-Permitted Country Members and Voluntary Sellers	By 17 July 2006
Posting of refund cheques to applicants under the Preferential offer and Retail offer	By 17 July 2006
Payment of first dividend	May 2007
Qualifying date for Bonus Shares	10 July 2007

1 Except where otherwise stated, all references to times are to London time. Each of the times and dates in the above are indicative only and may be subject to change.

2 The Pricing Statement announcing the Offer Price and Preferential Offer Price will not be automatically sent to persons but will be made available to the public in accordance with Rule 3.2 of the Prospectus Rules and will be available from the Company's website, www.standardlife.com, and will also be available from certain addresses specified in Section 29 of Part XV – "Additional Information".

3 There will be no conditional dealings in the Ordinary Shares prior to Admission.

4 Eligible Members (except Non-Permitted Country Members) not wishing to apply to buy additional Ordinary Shares in the Preferential Offer, nor wishing to sell their Demutualisation Shares immediately on Admission, may request that their Share Account Statements or, if applicable, share certificates, be sent to them prior to the commencement of dealings, provided that they complete and return their Preferential Offer Application Forms so that they are received no later than 30 June 2006. Such persons will be posted Share Account Statements or share certificates, as appropriate, as soon as practicable following the announcement of the Offer Price and Preferential Offer Price. Unless and until demutualisation and Admission occur, the Share Account Statement or share certificate will be of no easily ascertainable value.

PART IV

OFFER STATISTICS

Indicative Offer Price Range per Ordinary Share[1]	210 pence to 270 pence
Indicative Preferential Offer Price Range per Ordinary Share[1]	199.5 pence to 256.5 pence
Total number of Demutualisation Shares	1,472 million
Total number of Employee Shares[2]	2 million
New Shares to raise capital for the Standard Life Group[3,4,5]	529 million
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements[8]	79 million
Total number of Ordinary Shares in issue following Admission[3]	2,003 million
Market capitalisation of Standard Life plc at the Offer Price[3,6]	£4.8 billion
Estimated net proceeds receivable by Standard Life plc[3,7]	£1.1 billion

1 The Offer Price and the Preferential Offer Price (as the case may be) may be set within, above or below the Offer Price Range and the Preferential Offer Price Range (as the case may be).

2 Assuming that 185 Ordinary Shares are allocated per Eligible Employee to a total of 10,788 Eligible Employees.

3 Assumes that no Over-allotment Shares are issued pursuant to the Over-allotment Arrangements.

4 May be increased or decreased at the discretion of the Company in consultation with Merrill Lynch International and UBS Limited.

5 For the purposes of providing this statistic only, the assumption has been made that New Shares worth £800 million at the mid-point of the Preferential Offer Price Range will be issued in the Preferential Offer and New Shares worth £426 million at the mid-point of the Offer Price Range will be issued in the Institutional Offer and the Retail Offer.

6 Assumes that the Offer Price and the Preferential Offer Price are set at the mid-point of the relevant Price Range. The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will be equal to or exceed the Offer Price.

7 The estimated net proceeds receivable by the Group are stated after the deduction of underwriting commissions and other estimated fees and expenses incurred in connection with the initial public offering of approximately £65 million and amounts used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares.

8 Assumes that 529 million New Shares are included in the Offers based on the mid-point of the Offer Price Range.

PART V

SELECTED FINANCIAL INFORMATION

The following is a summary of the Group's European Embedded Value and Historical Financial Information for the periods indicated. The European Embedded Value information has been extracted without material adjustment from Part XII – "Consulting Actuaries' Report". The Historical Financial Information discussed below has been extracted without material adjustment from Part X – "Historical Financial Information" and is based on the audited Historical Financial Information of the Group for FY 2005, FY 2004 and FY 2003. As the information set out below is only a summary, potential investors are advised to read the whole of this document and not to rely on just the key or summarised information set out below.

The Historical Financial Information for FY 2005 has been presented on the basis of IFRS, with FY 2004 restated in accordance with IFRS. The Historical Financial Information for FY 2004 and FY 2003 has been presented on the basis of UK GAAP.

1. Key Selected Financial information

Please refer to the glossary for an explanation of the terms used in the table below.

	Q1 2006[6] 3 months	FY 2005 12 months	FY 2004 13.5 months
		£millions	
Key Financial Information:			
New business APE[1]	342	1,238	1,443
PVNBP	2,637[2]	9,367[3]	10,999[3]
New business contribution	30[2]	33[3]	(132)[3]
EEV operating profit before tax[3]		395	180
EEV profit before tax[3]		770	100
Total Group EEV[3]		3,744	2,964
IFRS profit/(loss) before tax attributable to shareholders and minority interest[4]		152	(340)
Funds under management[2](£ billions)	125	119	96
Key Ratios:			
New business contribution/PVNBP[2]	1.1%	0.4%	(1.2)%
Post- tax operating return on opening embedded value[2][5]		7.4%	3.3%

(1) APE for FY 2005 and Q1 2006 is unaudited (Source: Group management information systems). APE for FY 2004 is audited (Source: Historical Financial Information.)

(2) Unaudited (Source: Group management information systems.)

(3) Unaudited (Source: Consulting Actuaries' Report.)

(4) (Source: Historical Financial Information.)

(5) This is calculated as EEV operating profit before tax plus the notional interest on the £1.1 billion of net new capital expected to be received under the Offers, all stated net of tax, as a percentage of opening EEV plus £1.1 billion of net new capital expected to be received under the Offers.

(6) Q1 2006 statistics are only available for the items indicated.

2. European Embedded Value

EEV measures the value of the net assets of the business that will be owned by shareholders of the Company following demutualisation plus the present value of future profits expected to arise from in-force long-term insurance policies where these future profits are attributable to shareholders under the Main Scheme. The embedded value of the Group has been calculated in accordance with the EEV Principles and guidance issued by the CFO Forum. The CFO Forum represents the chief financial officers of major European insurers and it believes that its EEV principles have improved the quality and consistency of supplementary reporting in the life sector.

The EEV of the Group has been calculated on a basis which assumes demutualisation occurred at the end of 2005 but excludes the impact of the £1.1 billion of net new capital that is expected to be raised upon flotation. The EEV results of the Group for periods prior to 31 December 2005 have been calculated as though the Group had operated under the post-demutualisation structure over the period from 16 November 2003 to 31 December 2005. The EEV as at 15 November 2003 and 31 December 2004 are such that, allowing for the experience in the period to 31 December 2005, the resultant EEV as at 31 December 2005 would be equal to that calculated as at that date. See Part VIII – "Operating And Financial Review Of The Standard Life Group" and Part XII – "Consulting Actuaries' Report" for further discussion of the EEV results.

The table below shows the summarised statement of EEV of the Group:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited) £ millions	
Covered Business:			
Present value of in-force			
- UK	2,399	1,955	1,633
- Europe and other	303	312	145
- Canada	406	198	148
TVOG			
- UK and Europe	(200)	(170)	(159)
- Canada	(19)	(14)	(14)
Total value of in-force	2,889	2,281	1,753
Net assets	712	606	1,054
Total EEV of Covered Business	**3,601**	**2,887**	**2,807**
Net assets of Non-Covered Business			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other	128	96	147
Pension Fund Deficit	(228)	(248)	(221)
Mark to Market of Subordinated Debt	(219)	(174)	(122)
Total Group EEV	**3,744**	**2,964**	**3,018**

(Source: Consulting Actuaries' Report.)

The table below shows the Group profitability on an EEV basis:

	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Covered Business:		
Group new business contributions	33	(132)
Expected return on in-force business	341	338
Experience variances	43	67
Operating assumption changes	37	7
EEV operating profit before tax	**454**	**280**
Non-Covered Business:		
Investment management	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other	(105)	(95)
EEV operating profit before tax	**395**	**180**
Long term investment return and tax variances	231	61
Movement of TVOG	(44)	(16)
Effect of economic assumption changes	232	(16)
Movement in pension scheme deficit	19	(34)
Movement in value of subordinated debt	(63)	(75)
EEV profit before tax	**770**	**100**
Attributed tax	(235)	(52)
Total EEV profit after tax	**535**	**48**

(Source: Consulting Actuaries' Report.)

3. Historical Financial Information ("HFI")

The HFI is a representation of the accounting results of the Group as though the legal arrangements set out in the Main Scheme had applied to such results. See Part X – "Historical Financial Information" for further information in relation to the basis of preparation of the Historical Financial Information.

The Group reported its HFI results on the basis of IFRS beginning with 2005. This summary includes HFI for FY 2005 and FY 2004 presented on the basis of IFRS and HFI for FY 2004 and FY 2003 presented on the basis of UK GAAP. IFRS are a set of accounting principles which are materially different from UK GAAP. As a result, the IFRS financial data for FY 2005 and FY 2004 are not comparable to the UK GAAP financial data for FY 2004 and FY 2003. Investors should not compare the financial data included herein that are presented on the basis of the different accounting principles. See Part VIII – "Operating And Financial Review Of The Standard Life Group" and Part X – "Historical Financial Information" for further discussion of UK GAAP and IFRS and certain material differences between them.

3.1 IFRS HFI

Set out in the table below are the summarised consolidated results of operations for the Standard Life Group for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	FY 2005	FY 2004
	12 months	13.5 months
	£millions	
Net earned premiums	3,516	4,255
Net investment return	14,377	9,892
Fee and commission income	360	296
Other income	153	134
Total net revenue	**18,406**	**14,577**
Net insurance claims and changes in other policyholder liabilities	15,503	12,219
Operating and administrative expenses	2,150	2,348
Operating expenses	**17,653**	**14,567**
Finance costs	109	80
Profit/(loss) before tax	**644**	**(70)**
Income tax expense attributable to policyholder returns	(492)	(270)
Profit/(loss) before tax attributable to shareholders and minority interest	**152**	**(340)**
Tax attributable to shareholder profits	(39)	(83)
Profit/(loss) for period	**113**	**(423)**
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	**30**	**(456)**

(Source: Historical Financial Information.)

3.2 UK GAAP HFI

Set out in the table below are the summarised consolidated results of operations for the Standard Life Group for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	FY 2004	FY 2003
	13.5 months	12 months
	£millions	
Technical account		
Earned premiums, net of reinsurance	10,110	9,444
Investment income, realised and unrealised gains on investments	9,167	6,791
Other technical income, net of reinsurance	790	604
	20,067	16,839
Net claims incurred and changes in other technical provisions, net of reinsurance	17,755	13,871
Net operating expenses	1,253	835
Other expenses and charges	905	761
Tax attributable to the long-term business	286	179
Transfer to the fund for future appropriations	257	1,592
	20,456	17,238
Balance on the technical account – long-term business	(389)	(399)
Non-technical account		
Balance on the technical account – long-term business	(389)	(399)
Tax (credit)/charge attributable to balance on long-term business	(45)	29
Loss on ordinary activities before tax	(434)	(370)
Tax on credit/(charge) on loss on ordinary activities	45	(29)
Minority interest	(32)	(3)
Loss attributable to shareholders	(421)	(402)

(Source: Historical Financial Information.)

PART VI

INFORMATION ABOUT THE STANDARD LIFE GROUP

1. The Standard Life Group

1.1 Overview

The Standard Life Group is a financial services group whose principal activities consist of the provision of life assurance and pensions, investment management, banking and healthcare insurance products. The Group uses the "Standard Life" name to promote, market and sell financial products in these sectors.

The Standard Life Group commenced business in Edinburgh in 1825 and is today one of the largest life assurance and pensions groups in the United Kingdom, with net earned premiums (£3.5 billion) and deposits received under investment contracts (£6.9 billion) totalling £10.4 billion for FY 2005 and total funds managed by Standard Life Investments of £124.8 billion as at 31 March 2006. The Group has approximately 7 million customers, of which over 5 million are in the United Kingdom.

The Standard Life Group intends to be a leader in savings and investments, using its strengths to take advantage of opportunities in its key markets to create sustainable increases in value for shareholders.

Life assurance and pensions

The Standard Life Group has a significant position in the UK life assurance and pensions market, having written £908 million of new business APE in 2005, representing a market share of 8.4%[1]. The principal distribution channel for life assurance and pensions products in the United Kingdom is IFAs. The Group has a strong position in this channel with a market share of 11.1% of new business APE written through IFAs in 2005[2]. In addition, the Group is the fourth largest life assurance and pensions provider in Canada, with new business APE of £184 million in FY 2005[3].

The Group also has branch operations of its life assurance and pensions business in Ireland and Germany (which also covers Austria), wholly-owned life assurance and pensions subsidiaries in Hong Kong and Ireland and interests in life assurance and pensions joint ventures in India and China.

Investment management

The Group's investment management company, Standard Life Investments, managed £124.8 billion of assets for both the Standard Life Group and third parties as at 31 March 2006. Standard Life Investments is the 6th largest UK-domiciled fund manager[4] and as at 31 December 2005 managed 1.8% of the UK listed equity market and 4.1% of the UK listed government and corporate bond market[5]. Third party funds under management have grown from £5.3 billion as at 15 November 1998 to £31.2 billion as at 31 March 2006.

Through Standard Life Investments, the Group also has a 49.9% interest in an investment management joint venture in India.

Banking

The Group's UK banking business is operated by Standard Life Bank, which offers a range of mortgages and retail savings products and had mortgage balances under management of £10.6 billion as at 31 December 2005. £4.2 billion of the funding for SLB's business in FY 2005 was provided by SLB's retail savings book, with the balance of funding from borrowing in the financial markets as well as by capitalising on its high quality mortgage book by means of its ongoing securitisation programme.

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[1] Source: Association of British Insurers.

[2] Source: Association of British Insurers.

[3] Source: OSFI Annual Returns and Company Reports.

[4] Source: IMA Survey.

[5] Source: Internal SLI reporting.

Healthcare

The Group's UK healthcare and private medical insurance ("PMI") business is operated by Standard Life Healthcare, with annualised in-force premiums of £284 million[6] and 635,000 lives insured as at 31 March 2006. SLH has recently expanded through its acquisition of the private medical insurance business of FirstAssist Insurance Services Limited ("FirstAssist"), which completed in March 2006. Standard Life Healthcare is one of the largest private medical insurers in the United Kingdom in terms of both in-force premiums and lives insured.

1.2 History and development of the Standard Life Group

SLAC was established in 1825 and the first Standard Life Assurance Company Act was passed by Parliament in 1832. SLAC was reincorporated as a mutual assurance company in 1925.

The Standard Life Group originally operated only through branches or agencies of the mutual company in the United Kingdom and certain other countries. Its Canadian branch was founded in 1833 and its Irish operations in 1838. This largely remained the structure of the Group until 1996, when it opened a branch in Frankfurt, Germany with the aim of exporting its UK life assurance and pensions operating model to capitalise on the opportunities presented by EC Directive 92/96/EEC (the "Third Life Directive") and offer a product range in that market with features which local providers were unable to offer. In the 1990s, the Group also sought to diversify its operations into areas which complemented its core life assurance and pensions business, with the intention of positioning itself as a broad range financial services provider. The Group set up Standard Life Bank, its UK mortgage and retail savings banking subsidiary, in 1998 and Standard Life Investments, which had previously been the in-house investment management unit of the Group's life assurance and pensions business, was separated into a distinct legal entity in the same year, with the aim of establishing it as an independent investment management business providing services to both the Group and third party retail and institutional clients. The Group acquired Prime Health Limited (subsequently renamed Standard Life Healthcare) in the United Kingdom in 2000. Standard Life Healthcare expanded in March 2006 with the acquisition of the PMI business of FirstAssist.

The Group's Hong Kong subsidiary, Standard Life Asia Limited ("SL Asia"), was incorporated in 1999 as a joint venture and became a wholly-owned subsidiary of SLAC in 2002. The Group's operations in Hong Kong were established to give the Group a presence in the Far East from which it could expand into China.

The Group's joint ventures in India with Housing Development Finance Corporation Limited ("HDFC") were incorporated in 2000 (in relation to the life assurance and pensions joint venture) and 2003 (in relation to the investment management joint venture). The Group's joint venture in China with Tianjin Economic Development Area General Company ("TEDA") became operational in 2003.

The Group also incorporated Standard Life International Limited ("SLIL") in 2005 for the purposes of providing the Group with an offshore vehicle, based in Ireland, through which it could sell tax-efficient investment products into the United Kingdom. Sales of these products commenced in 2006.

Following the Group's strategic review in 2004 (see Section 1.3 below), the Group established a service company structure for the provision of central corporate services to the Group's business units. Standard Life Employee Services Limited ("SLESL") supplies a wide range of central services to the rest of the Group, including IT, facilities, legal and human resources services, and employs staff working in the Group's UK and Irish operations (other than SLI, SLB and SLH, which employ their staff directly). This service company structure was created to enable SLAC to comply with regulatory restrictions on the provision of non-insurance services and to exploit Group-wide synergies.

1.3 Reasons for, and implementation of, demutualisation and flotation and transformation of the Standard Life Group

Since 1925, SLAC operated as a mutual assurance company. As a mutual, it had no shareholders and its members were its policyholders. As a mutual company, SLAC was managed for the benefit of its

[6] Estimate based on internal calculation as a result of SLH's acquisition of the PMI business of FirstAssist.

members and its business was operated so as to maximise the returns on members' investments, whilst preserving appropriate levels of security. SLAC is Europe's largest mutual assurance company.

During the 1990s, SLAC delivered strong investment returns to its policyholders. This was principally achieved through the high equity-backing ratio of its with-profits business which was designed to achieve long-term growth for policyholders, taking advantage of the high returns to be obtained on equity investments compared to other assets in the prevailing economic conditions at that time.

Since 2000, a number of significant changes have occurred, for example:

- A significant decline in stock market performance between 2001 and 2003 served to reduce the capital base of a number of life assurance companies, including SLAC;

- Low inflation and low interest rates have contributed to the prospect of lower long-term investment returns;

- With-profits products are no longer as popular in the Group's main UK business as they were;

- With-profits investors have declined as a proportion of the Group's total customer base. As with-profits investors effectively bear all of the business risks of the Group, the overall risks of the business are being carried by a progressively smaller group of people; and

- In 2004, the Board decided that SLAC was no longer able to offer policyholders the prospect of additional financial benefits in the form of increased policy payouts ("benefits of mutuality").

Against the background of these significant changes, in the early part of 2004, the Group appointed a new Group Chief Executive and undertook a strategic review of its business. The strategic review was wide-ranging and examined the Group's business in its entirety, both in the United Kingdom and overseas, assessing the potential for a number of operational and financial improvements, but with a particular focus on UKL&P. A more detailed discussion of the repositioning initiative in respect of UKL&P can be found below. It was also acknowledged that the Group's mutual structure, and the increased regulation to which it was subject, imposed limitations on its ability to access additional capital and could limit opportunities for planned growth and development, placing the Group at a disadvantage to insurance companies which did not have such a structure.

As a result, the Directors considered a number of options for addressing this situation, culminating in the announcement on 17 October 2005, following a detailed assessment of such options, that they were satisfied that, in principle, proceeding towards demutualisation and flotation was in the best interests of the Group and its policyholders and the business as it would realise value for with-profits policyholders, reduce the business risks to which they were exposed and provide access to external equity capital to develop and expand the Group's business. As part of the flotation, the Group expects to raise capital to enable it to support and grow its business and to take advantage of market opportunities (see Section 2 of Part V – "Information About The Offers" of the Securities Note for a more detailed discussion of how the proceeds of the flotation of the Company on the London Stock Exchange are to be used). Demutualisation and flotation will give the Standard Life Group access to external equity capital which would not otherwise be available to it. For information about the Offers, please refer to Part V – "Information About The Offers" of the Securities Note.

As stated above, the strategic review assessed the potential for operational and financial improvements across the Group's business units. This review concluded that the Group had a fundamentally good portfolio of businesses but profitability, particularly in UKL&P, needed to be addressed. As a result, a number of important initiatives have been implemented to reposition the Group, and UKL&P in particular, to secure a platform for improved profitability and capital strength. During 2004 and 2005, the Group made significant progress through a combination of:

- Repricing products and managing the Group's capital more effectively by placing more emphasis on more profitable products using less capital, shifting from regular to single premium products (single premium products in the three months ended 31 March 2006 ("Q1 2006") accounted for 54% of total APE compared to 39% in the same period in FY 2005) and by reducing the number of products written with guarantees;

- Changing the commission structure on pension products in an effort to improve profitability;
- Diversifying the Group's distribution channels;
- Reducing costs, primarily through process efficiencies and reducing headcount by some 3,000 jobs in the United Kingdom;
- Lowering investment risk and capital requirements by reducing exposure to equity assets backing SLAC's with-profits business;
- Improving financial strength through the issue of subordinated debt capital totalling £815 million;
- Focusing the Group's business units on profit generation; and
- Strengthening the management team (a new Chief Executive Officer of Life & Pensions, UK & Europe was appointed in 2004 and a new Chief Financial Officer in 2005).

The above actions have contributed to significant financial improvements and on the basis that the Group had operated under the post-demutualisation structure:

- Group EEV[7] increased to £3,744 million as at 31 December 2005 from £2,964 million at 31 December 2004;
- New business contribution[8] improved to a profit of £33 million for FY 2005 from a loss of £132 million for FY 2004 and further improved to a profit of £30 million for Q1 2006;
- EEV operating profits before tax increased to £395 million for FY 2005 from £180 million for FY 2004; and
- Profit attributable to shareholders was £30 million for FY 2005 compared to a loss of £456 million for FY 2004 under IFRS.

The Directors believe that the success of the Group's repositioning strategy is also illustrated by the fact that it succeeded in maintaining a stable level of new business written, despite the fundamental changes that were being implemented, and that its brand did not suffer any significant detriment, particularly amongst its important financial intermediary distributors.

The Board is committed to continuing this business transformation and is focused on achieving further profitable growth and creating increasing value for shareholders. It has set a number of targets in this respect which are set out at Section 1.6 below, which it intends to achieve through the implementation of its strategy.

Although considerable progress has already been made, the Directors continue to believe that the repositioning and transformation of the Group will be best achieved through the structural changes which demutualisation and flotation will bring about. To this end, the Directors developed a detailed plan for the implementation of demutualisation and put the proposal for demutualisation and flotation of the Company

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[7] EEV or European Embedded Value measures the value of the net assets plus the expected future profits from a life assurance and pensions business to its owners, i.e. its shareholders. For a more detailed explanation of EEV, please refer to Part VIII – "Operating And Financial Review Of The Standard Life Group" or see the Glossary.

[8] New business contribution measures the value of new life assurance and pensions business being written. For a more detailed explanation of new business contribution, please refer to Part VIII – "Operating And Financial Review Of The Standard Life Group" or see the Glossary.

before SLAC's members at the SGM held on 31 May 2006, at which it was approved by approximately 98% of Eligible Members voting at the SGM (comprising some 65% of all Eligible Members entitled to vote at the meeting). The Court made its Order sanctioning the Main Scheme on 9 June 2006. The Main Scheme is expected to become effective at 6.00 a.m. (London time) on 10 July 2006, with Admission expected to occur at 8:00 a.m. on the same date.

As announced on 18 April 2006, the Directors received approaches relating to potential transactions. These approaches included requests to take significant shareholdings in the Company and a specific approach involving an all share merger with SLAC. In each case, the Directors concluded that the potential transaction was not in the best interests of members, policyholders and the business, having regard to factors such as the proposed valuation and other terms, the lack of certainty of outcome, the time that it would take to complete any agreement and the risk of disruption to the successful implementation of the Proposal. As required by their fiduciary duties, the Directors will keep under review whether any approach relating to a potential transaction received after the date of the Prospectus but prior to Admission may, in all circumstances, be in the best interests of members, policyholders and the business and, in the event that any further approaches are received following Admission, whether the potential transactions the subject of such approaches are in the best interests of the Company.

1.4 Corporate structure

Pursuant to the Main Scheme which implements the demutualisation of SLAC and certain related arrangements, all of SLAC's existing UK business, Irish branch business and German branch business (which includes business written in Austria by the German branch) will be transferred to Standard Life Assurance Limited ("SLAL"), a new company to be wholly-owned by the Company. The substantial majority of this business will transfer to the Heritage With-Profits Fund with some exceptions, including certain protection insurance and SIPP policies, which will transfer to the Non-Profit Fund. The main operating subsidiaries of SLAC (including Standard Life Canada (other than the two branches), Standard Life Investments, Standard Life Bank and Standard Life Healthcare plus SLESL) will be transferred to the Shareholder Fund of SLAL pursuant to the Main Scheme. However, it is intended that shortly after demutualisation, Standard Life Canada (other than the two branches), Standard Life Investments, Standard Life Healthcare and the service company will be transferred to the Company and thereby become wholly-owned subsidiaries of the Company. Standard Life Bank will remain a wholly-owned subsidiary of SLAL (for the purposes of supporting and maximising its credit rating). It is intended that SLAC's interests in its joint venture operations in India and China will also be transferred to the Company or one of its subsidiaries. Finally, upon demutualisation, the membership rights of all SLAC's members will cease and they will receive, pursuant to the Main Scheme, Demutualisation Shares in the Company or other demutualisation benefits, as appropriate, in compensation.

The following chart shows, in simplified form, the organisational structure of the Group as it will be once demutualisation becomes effective:

Notes:

All companies are 100% owned unless otherwise stated.



Standard Life plc
SLAL
the new UK Life assurance and pensions company, which will also carry on business through branches in Germany, Ireland and Canada
Standard Life Investments
the existing company carrying on investment management business in Europe, North America and Asia
Standard Life Healthcare
the existing company carrying on healthcare insurance business in the United Kingdom
SLCC
the existing company carrying on the main business in Canada
Standard Life Employee Services
the existing Group service company which employs most of the employees of the Group
Standard Life Asia
the existing company carrying on business in Hong Kong
50%
18.68%
HASL
the existing joint venture company carrying on business in China
HDFC-SL
the existing joint venture company carrying on life assurance and pensions business in India
49.9%
SLAC
the existing mutual assurance company
Standard Life Investment Funds Limited
the existing company which will reinsure, inter alia, new business transacted after demutualisation
Standard Life Bank
the existing company carrying on banking business in the United Kingdom
Standard Life International Limited
the existing company through which UKL&P's offshore bonds are sold into the United Kingdom
Standard Life Savings Limited
the existing company through which UKL&P's mutual funds are sold
HDFC-AM
the existing joint venture company carrying on asset management business in India

1.5 Key strengths

The Directors believe that the key strengths of the Standard Life Group are as follows:

- ***Customers***

  - *7 million customers:*

    The Group has approximately 7 million customers, of which over 5 million are in the United Kingdom, ranging from private individuals to large corporate clients. This extensive customer base presents an opportunity for the Group to generate new business, grow its funds under management and take advantage of opportunities to develop further customer relationships to increase the number and type of products sold.

  - *One well-recognised brand:*

    The "Standard Life" name is a long established and well recognised life assurance and pensions brand in the United Kingdom and is well known in Canada. As the Group has grown organically rather than through acquisition, "Standard Life" has remained a unified brand. It is associated with the Group's high quality service and its broad range of products, many of which have innovative features. The Directors believe that owing in large part to the strength of its brand and the quality of its service, the Group has earned a strong reputation with financial intermediaries. The "Standard Life" brand has also supported the Group's entry into new market segments and international markets.

- ***Position in core markets***

  In the United Kingdom and Canada, the Group is an established financial services provider with particular strength in the products and distribution channels relating to life assurance, pensions and other long-term savings and investment products:

  - *Products:*

    - *Extensive range of financial products and services to meet customers' needs throughout their lives:*

    The Group provides an extensive range of financial products and services to customers including savings and protection products (through its UK and Canadian life assurance and pensions operations), a range of investment funds (through SLI), UK mortgage and retail savings products (through SLB) and UK private medical insurance (through SLH). These products are intended to serve customers' financial requirements throughout their lives. The Group's product range is well-known for its breadth, quality and design, especially the innovative features built into a number of its products, which enhance the product offering for customers. The Directors believe that the Group's range of products provides customers with flexibility and a number of different investment options at any given point during their lives. This is an important element of the Group's strategy to develop further deeper, longer lasting relationships with its customers, to offer its customers a broad and co-ordinated range of products from across its business units and to maintain and strengthen its position with financial intermediaries.

- *Product Innovation*:

The Group has a reputation for innovation in the products which it provides. UKL&P was the first major UK life insurer to offer a SIPP product which was administered in-house. As well as the extensive range of investment options that it affords, UKL&P's SIPP has an innovative charging structure and range of commission options for advisers. These features help to differentiate it from other SIPP offerings and has established the Group as one of the United Kingdom's leading SIPP providers in terms of 2005 APE sales. SLI has introduced innovative investment funds, such as its Jersey Property Unit Trusts and SLB offers a pooled savings account which is not widely available in the market.

In UKL&P, the Group's new products are an integral part of its repositioning strategy to move away from commission-based, capital-intensive products towards single premium, lower capital-intensive products with fees that are linked to funds under management, and which reduce the Group's exposure to investment risk.

- *Strong position in retirement provision:*

In the United Kingdom and Canada, the Group has attained strong positions in retirement provision. In the United Kingdom, UKL&P was one of the largest providers of group pension products and had a 33% share of the UK SIPP and drawdown market in terms of APE sales in FY 2005[9]. In Canada, Standard Life Canada was ranked third in FY 2004 (the latest date for which information is available) in terms of assets under management in group pension products[10]. It ranked first in the payout market (similar to annuities in the United Kingdom) in FY 2005[11] and is well represented in the individual savings and retirement market.

This strength in retirement provision in the Group's two core markets means that it is well-positioned to take advantage of the opportunities presented by changing demographic trends in those markets, such as ageing populations creating increased demand for savings and retirement products, and the UK pensions simplification regime which has increased opportunities for profitable growth in recently introduced products and investment platforms, such as SIPP and Wrap.

In addition, the Group's strong position in retirement provision provides it with a substantial existing book of business which the Directors believe it can actively manage to improve retention of profitable schemes and to write new business from increments to existing pension scheme members and from new members to existing schemes with reduced business acquisition costs. It also provides the Group with a number of opportunities to extend the reach of its other products and services.

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9 Source: Association of British Insurers. SIPP and drawdown sales by certain providers are not captured by ABI statistics.

10 Source: Canadian Life and Health Insurance Association – Annuity Business in Canada 2004.

11 Source: Life Insurance and Market Research Association ("LIMRA") Canadian Pension Survey – 12/2005.

- *Distribution:*

  - *Strong distribution capability:*

  The Group has a strong distribution capability through independent channels in the United Kingdom and Canada and has been a market leader for a number of years in distributing life assurance and pensions products through "traditional" IFAs in the United Kingdom, the principal distribution channel for this market. In the United Kingdom, this strength in the "traditional" IFA channel is complemented by the Group's other distribution channels, principally tied-agents, multi-tied agents, other financial intermediaries and corporate partners and a direct sales proposition. Together, these provide the Group's UK business units with a wide range of distribution options for their products. The Group has recently taken a stake in the Tenet Group, the largest independently-owned IFA network in the United Kingdom and is also seeking partnerships with other forms of distributor, such as newly multi-tied banks and major platform providers, having recently entered into distribution arrangements with Barclays Bank, National Australia Bank and Fidelity Funds Network.

- *Customer service and operational excellence:*

  - *High quality customer service:*

    The Group is recognised amongst financial intermediaries for its high quality customer service. Its reputation is based on consistent, reliable, responsive service which the Group has continued to improve at the same time as reducing cost. The Group has taken the strategic decision not to outsource core insurance, administrative and other functions overseas and the Directors believe that its locally-based servicing personnel and systems ensure that information provision and transaction processing is fast, accurate and cost-effective and that they strengthen the Group's ability to understand and respond to customer needs and to broaden the Group's product proposition for customers.

  - *Integrated IT systems:*

    The Group continues to develop and exploit technology in order to maintain its competitive status in this area in a cost-efficient manner. The Group's ability to provide high quality customer service is underpinned by its IT infrastructure, including the industry portals and online services made available to both distributors and customers. The Group has invested in the development of its systems and has implemented integrated IT systems in each of its business units. The Directors believe that these systems, including its award-winning service-orientated architecture, have sufficient capacity to add further functionality and to accept increased business volumes. The Group was able to utilise its systems expertise to be the first provider to develop its SIPP product platform in-house.

- ***Overseas***

  - *Operations in selected overseas markets:*

    In addition to the United Kingdom and Canada, the Group has operations in selected overseas markets, including established businesses in the more mature markets of Ireland, Germany and Austria and joint venture operations in the attractive growth markets of India (both life assurance and pensions and fund management) and China (life assurance and pensions). The Directors believe that the Group's international operations provide opportunities for profitable growth and diversification benefits. Please see Sections 2.10 and 2.11 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in its Indian and Chinese joint ventures as a result of demutualisation.

- ***Investment management***

  - *Strong investment management capability:*

    SLI has established a reputation for delivering strong investment performance through its investment infrastructure and active investment approach. This is demonstrated by the fact that 70% of its funds in the United Kingdom were above peer group median performance in 2005. It has particular strengths in key asset classes, including UK equities, fixed income, property, pan-European private equity and money market funds. As at 31 March 2006, SLI's funds under management totalled approximately £124.8 billion. It attracts an increasing proportion of its business from third parties, with third party institutional and retail mutual fund assets under management having grown from £5.3 billion as at 15 November 1998 to £31.2 billion as at 31 March 2006. As at 31 March 2006, third party assets represented 25% of total assets managed by SLI and accounted for 55% of SLI's total profit in FY 2005. The success of SLI supports the strength of the "Standard Life" brand and the reputation of the Group with financial intermediaries and customers.

1.6 Strategy

The Group's objective is to create a leading savings and investments business which generates increasing value for shareholders. In order to achieve this, it has formulated a strategy which exploits its key strengths to capitalise on evolving market opportunities. These include:

- Demographic trends in the Group's main markets, for example, increasing demand for pensions, life assurance, savings and investment products before and during retirement;
- Increasingly discerning customers who want the ability to build their own product portfolios, with service convenience;
- The increasing transfer of retirement provision from governments and companies to individuals, increasing the need for individuals to make their own arrangements for savings and retirement;
- Regulatory and technological developments which have made new products and services possible (such as the pensions simplification regime in the United Kingdom introduced on A Day and the increasing use of broadband internet); and
- The convergence of insurance and investment products and the consequent emergence of "hybrid" products (such as investment bonds, where an insurance "wrapper" is put around an investment product in order to qualify for tax benefits).

The Directors believe that the key elements of the Group's strategy are:

- ***Customers***
  - *Develop valuable customer relationships and realise the potential of the brand:*

    The Group aims to capitalise on the strength of the "Standard Life" brand to be the provider of choice for its customers' financial needs throughout their lives. It will focus on building deeper and longer lasting customer relationships by offering a broad and co-ordinated range of flexible and innovative financial products and services which cater for a range of principal financial needs throughout an individual's life and by exploiting opportunities to broaden the range of products and services offered to customers from across the Group's business units.

- ***Product evolution***
  - *Evolve a product portfolio that drives profitability and the value of new business:*

    The Group continues to develop its product portfolio to concentrate on higher margin, single premium, less capital-intensive products with fees linked to funds under management, such as the SIPP and investment bonds, which:

    - Decrease the Group's exposure to investment risk;

- Reduce new business strain; and
- Generate positive cashflows for the Group earlier in the life of the product.

The Directors believe that this will allow the Group to manage its capital more effectively and will position the Group to achieve profitable future growth.

The Group also aims to evolve from a provider of packaged products into a product and services provider, exploiting its portfolio products, such as the SIPP, and investment platforms, such as Wrap, to extend the Group's product reach and to strengthen relationships with distributors and customers.

- ***Distribution***

  - *Build and diversify existing distribution channels:*

  The Group intends to capitalise on the opportunity represented by regulatory changes, such as de-polarisation in the United Kingdom, and technological advances, such as the increasing penetration of broadband internet, by:

    - Building on its strong position in independent intermediated distribution in the United Kingdom and Canada and establishing new relationships with other advice-based distribution channels, for example, by winning further multi-tie and single-tie positions with leading distributors and developing its relationships with corporate partners, such as banks;
    - Using its portfolio products, such as SIPP, and investment platforms, such as Wrap, to encourage closer working relationships with its distributors and integrating back office and other systems, thereby securing a greater share of their business;
    - Extending its insurance "wrappers" to third party products; and
    - Developing its direct-to-consumer distribution offering by enhancing its e-commerce capabilities across its business units.

- ***Customer service and operational excellence***

  - *Extend operational capabilities and exploit high quality customer service:*

  The Group's strengths in systems and technology provide it with an important opportunity to reduce costs, improve service and strengthen its relationships with financial intermediaries by:

    - Streamlining further its operational processes through increased automation and the migration of mail-based customer and distributor contact to the telephone and internet, thereby reducing response time and making service provision more cost-effective and efficient;
    - Encouraging financial intermediaries to adopt the Group's technology and use its investment platforms and to add increased functionality to them, thereby strengthening the Group's relationship with these intermediaries; and
    - Offering a wider range of services incorporating increased flexibility and investment options to distributors and customers in a more convenient and accessible manner by increasing interaction with them via the internet.

  The Group's UK business units aim to take advantage of synergies across their operations and their common distribution channels to provide integrated product and service customer propositions which increase products sold, reduce costs and optimise development spend.

- ***Overseas***

  - *Enhance position in core markets and develop presence in its existing overseas markets:*

  The Group intends to continue to invest and drive profit in its operations in the United Kingdom, Canada and its other mature markets (Germany, Austria and Ireland) and take advantage of synergies available with its mature operations in the United Kingdom and Canada, for example, by introducing a unit-linked product platform in Germany and a SIPP offering in Ireland utilising technology developed in the United Kingdom.

The Group has also identified India and China as offering growth opportunities in the future and intends to develop its position in those markets in conjunction with its local joint venture partners, combining its core operating skills and expertise from the United Kingdom, adapted to the requirements of those markets, with the local market knowledge of its partners.

- ***Investment management***
  - *Leverage investment management expertise:*

    SLI will continue to be integral to the Group's strategy of developing its customer and distributor relationships and ensuring their continued loyalty to the "Standard Life" brand by:

    - Exploiting its active investment approach and building on its successful record of delivering strong investment performance to grow the funds it manages for internal and third party clients;
    - Continuing to develop its investment infrastructure so that it can accept increased business volumes and secure competitive advantage in a cost-effective manner; and
    - Continuing to improve its investment performance and broadening the range of investment funds that it offers, particularly in international markets.

- ***Shareholder value***
  - *Drive profit and use capital more effectively to create value:*

    The Group aims to continue the repositioning of its business to create shareholder value and realise its growth potential by:

    - Actively managing its existing book of business and delivering value by retaining profitable in-force business and continuing to write profitable new business on existing policies, including increased contributions to group pension schemes from existing members and new entrants to existing group schemes;
    - Further reducing unit costs in its businesses by continuing to implement operational efficiencies and eliminate duplication of effort across its business units through increasing automation and the effective use of technology;
    - Focusing on product profitability and efficient use of capital; and
    - Building stronger customer relationships by providing a wider range of products and services from across the Group's various business units,

    with the intention of achieving the following targets:

    - Additional annual cost savings of £30 million in the Group's UK life assurance and pensions operations by the end of 2007;
    - Maintaining Group corporate centre costs at 2005 levels, offsetting the increase in additional costs as a result of becoming a listed company; and
    - A post-tax operating return on opening embedded value of 9% to 10% in 2007 and increasing thereafter.

The above targets are necessarily based on a number of assumptions and estimates which the Directors consider reasonable but which are inherently subject to significant business, actuarial, operational, economic and competitive uncertainties and contingencies, many of which are beyond the Group's control. The targets also assume that the Group will be successful in implementing its strategy, the success of which is also subject to uncertainties beyond the Group's control and no assurance can be given that the strategy will be effective or that the anticipated benefits of the strategy will be realised in the periods covered by the targets, or at all. Accordingly, the Group cannot provide any assurance that the targets will be met. Potential investors are cautioned not to place undue reliance on the targets. Please also see "Forward-Looking Statements" and Part I – "Risk Factors".

2. UK and European Life Assurance and Pensions

2.1 Overview

UK and European Life Assurance and Pensions provides life assurance and pensions products predominantly in the United Kingdom but also through its branches in Germany and Ireland. The table below shows APE for the Group's UK and European Life Assurance and Pensions operations for FY 2005 and FY 2004:

	APE[1]	APE[2]
	FY 2005[3]	FY 2004
	12 months	13.5 months
	(unaudited)	
	£millions	
UKL&P	908	963
Germany	66	219
Ireland	34	32
Total	**1,008**	**1,214**

(1) *(Source: Group management information systems.)*

(2) *(Source: Historical Financial Information.)*

(3) *Single premiums and new regular premiums in FY 2005 include investment contracts without discretionary participating features ("DPF"), which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.*

2.2 UK Life Assurance and Pensions

Overview

UKL&P has a significant position in the UK life assurance and pensions market, having written £908 million of new business APE in FY 2005, representing a market share of 8.4%. UKL&P accounted for 73% of the Group's APE in 2005. As at 31 December 2005, UKL&P administered approximately 37,500 group pension plans with approximately 1 million individual members. UKL&P offers a range of life assurance and pensions products and services, including long-term insurance, asset accumulation and retirement income products. UKL&P primarily distributes these products through intermediaries, principally IFAs and also employee benefit and actuarial consultants, as well as through corporate partners. UKL&P also distributes through Standard Life Direct, using its direct sales force for face-to-face and telephone advice, supported by direct marketing, for example, telephone, mail and the internet.

UKL&P is managed from the Group's head office in Edinburgh and had 3,717 staff as at 31 December 2005. The UK branch network consists of 10 business centres across the United Kingdom which support the intermediary sector and the Group's own financial planning consultants, which form part of Standard Life Direct.

Repositioning

The strategic review encompassed a detailed assessment of the position of each of the Group's UK and overseas businesses. In particular, it recognised that it was necessary to reposition UKL&P in order for it to achieve profitable growth and to compete successfully in the UK long-term financial services market.

The repositioning strategy that UKL&P adopted focused on three elements: (i) the cost base and infrastructure underpinning its business, with a view to eliminating inefficiencies and excess capacity; (ii) the market segments in which it operated and the products it sold, with the aim of targeting more profitable market segments and changing UKL&P's product mix; and (iii) its distribution strategy, with the intention of reducing its reliance on the IFA distribution channel and exploring new distribution opportunities following depolarisation.

In relation to the first of these elements, the Group recognised that there was excessive capacity in UKL&P's sales, marketing and other functions and that its cost base was not aligned with those of its UK competitors.

Therefore, in 2004, it implemented a significant cost reduction programme, which has succeeded in reducing full-time equivalent staff numbers in the Group's UK life assurance and pensions operations by 2,090 from 5,807 at 15 November 2003 to 3,717 as at 31 December 2005. Initial headcount reductions were achieved by means of a compulsory redundancy programme. In addition, further selective headcount reductions were made in this period. Beginning in 2005, UKL&P focused on controlling its discretionary spending and reducing staff numbers through a process of natural employee attrition. Despite such headcount reductions, the Directors believe that the Group has continued to attract and retain high quality staff.

With regard to the second element, UKL&P sought to reposition its product offering, seeking to minimise the impact on its profitability caused by its lower margin or loss-making products (for example, high commission-paying individual and group pensions) and instead focusing on higher margin products with improved capital efficiency (such as the SIPP and investment bonds), which reduce its exposure to investment risk, making significant revisions to the pricing terms for its pension products with the aim of moving away from high commission-paying individual pensions and encouraging higher minimum premiums. In relation to group pensions, UKL&P sought to focus on larger group scheme sizes, to reduce its exposure to unprofitable business by introducing individual scheme pricing for each group pension scheme and to move away from making large, up-front, capital-intensive commission payments to distributors by moving to a commission structure which was more closely aligned with the premium payment structure of its products or, in some cases, to a nil-commission structure. In addition, UKL&P increased prices on certain of its existing books of business. It also launched a new investment bond product offering in September 2004, making a number of price and commission changes to these products throughout 2005 to improve profitability further. Following on from these initiatives, UKL&P is working towards achieving a new business contribution, calculated as a percentage of PVNBP, ("new business margin") in the region of 2% by 2008.

UKL&P's repositioning initiative also focused on its distribution strategy and, in particular, its reliance on "traditional" IFAs, with the intention of taking advantage of the changes in intermediary distribution following depolarisation. It was thought essential for UKL&P to strengthen its existing relationships with its intermediary distributors and to ensure that it had continued access to them following depolarisation, whether it was through representation on multi-tied panels, single-tied panels or through "whole of market" IFAs (IFAs offering advice and products from across the whole of the market). In addition, UKL&P sought to broaden the distribution network for its products by entering into a number of distribution arrangements with other corporate partners, such as banks, and acquiring a strategic stake in a prominent IFA network. It also sought to strengthen its relationships with the employee benefit and actuarial consultants responsible for the distribution of a sizeable proportion of its group pensions products (approximately 20% in FY 2005). Between 2003 and 2005, the proportion of UKL&P's new business from outside the "traditional" IFA channel increased from 15% to 25%.

Building on the repositioning initiative, a key part of UKL&P's strategy is to continue to identify opportunities for further improvements in profitability via additional cost and service provision efficiencies and changes in product mix, with an emphasis on more profitable products and market segments. The Group intends to facilitate this by launching new, higher margin products and product variations, such as high value individual pensions products and investment bonds, as well as focusing on its investment platform offering, such as Wrap. UKL&P will also continue to explore new opportunities in distribution post-depolarisation.

Market

The United Kingdom is the world's third largest life assurance market and the largest in Europe, with total premium income in 2005 of £87 billion[12]. It has the highest per capita life insurance expenditure in the EU and second highest in the world[13]. The UK life assurance and pensions industry is also a highly competitive sector, with over 100 life assurers offering similar products and services[14]. Along with the traditional insurance providers, certain of the United Kingdom's major high street banks have now either acquired or established life assurance companies and cross-sell insurance products to their banking customers. Increasingly, competition is also coming from "fund supermarkets" (companies offering a wide range of investment funds either direct to consumers at discounted rates and charges or through intermediaries, where they offer convenience in

[12] Source: Association of British Insurers, UK Insurance Key Facts 2005.

[13] Source: Swiss Re Sigma Report (02/2005).

[14] Source: Association of British Insurers, UK Insurance Key Facts 2005.

terms of being able to buy and sell funds from a single platform). Despite these new market entrants and increased competition, the market has continued to consolidate in recent years. In 2004, the latest practicable date for which information is available, the five largest life assurance and pensions providers accounted for 50% of net written premiums[15].

The UK life assurance and pensions market is characterised by two broad product types: risk or protection products, which confer certain insurance risks to the insurance provider; and savings and investment products, which carry little or no underwriting or insurance risk. These products may be further divided between so-called with-profits (or participating) and non-profits (or non-participating) products. A with-profits policy is backed by a pool of assets and the benefits of the product are, to varying degrees, determined by the bonuses declared by the insurer based on, amongst other things, the performance of the underlying pool of assets. Policy payouts are generally subject to a minimum guarantee and are "smoothed" to lessen the impact of short-term changes in the value of the underlying assets backing the policy. In contrast, the value of non-profit life and pensions products is either linked directly to the performance of the underlying assets (a unit-linked product where the policyholder bears all of the investment risk) or is guaranteed by the insurer meaning that the insurer, as a consequence, bears the investment risk.

In recent years, the UK life assurance and pensions market has undergone a series of significant changes, driven by new regulation and government initiatives, developments in the investment markets, demographic trends, technical innovation and changes to consumer attitudes, which have combined to create increased demand for life assurance and pensions products as a whole over the six year period between 2000 and 2005. This is illustrated in the table below, which shows the development of total UK life assurance and pensions sales over that period, as measured on an APE basis:

Total UK life assurance and pensions APE 2000 – 2005

	Total life assurance	Total pensions	Total life assurance & pensions
		£millions	
2000	4,137	4,206	8,343
2001	4,073	5,687	9,760
2002	3,983	5,932	9,915
2003	3,326	5,284	8,610
2004	3,646	5,188	8,834
2005	4,107	5,725	9,832
Compound annual growth rate 2000 – 2005 (%)	*-0.15%*	*6.3%*	*3.3%*

(Source: Association of British Insurers.)

The changes described above have also contributed to a structural change in the UK life assurance and pensions market. Traditionally, with-profits products have been the most significant product in the UK life assurance and pensions market and accounted for 40% of new business premiums in 2000, based on APE[16]. In more recent years, however, the popularity of these products amongst consumers has been negatively impacted by a period of declining investment returns that have resulted in a general reduction in bonus rates and increased use of market value adjustments across the industry. Increased regulatory scrutiny and subsequent changes to the regulatory framework, including enhanced capital requirements, has also made with-profits products more capital intensive and operationally expensive for life assurers to sell. By 2005, with-profits products accounted for just 8% of all new life assurance and pensions product sales in the United Kingdom based on APE[17]. The decline in with-profits sales has led to the introduction of new products and increased demand for non-profit and, in particular, unit-linked products, as well as certain risk-based protection products.

Demand for life assurance and pensions products in the United Kingdom has been driven by a number of longer-term trends, including a general decline in mortality rates, an ageing population and government

[15] Source: Association of British Insurers, market share data.

[16] Source: Association of British Insurers.

[17] Source: Association of British Insurers.

reforms designed to encourage the private provision of retirement benefits. Since 2001, the UK government has introduced several key policy reforms to encourage individuals to take responsibility for the provision of their own retirement income and to increase consumer awareness of the need for personal savings.

In 2001, for example, the government introduced "stakeholder pensions", which were designed to encourage private savings through offering products with simple designs and more transparent charging structures (charges were initially capped at 1% of the value of the pension fund per annum).

More recently, the UK life assurance and pensions market has witnessed the implementation of the pensions simplification regime on 6 April 2006 (A Day). This legislation is intended to reduce some of the complexity involved in establishing and administering pension schemes through relaxing controls on certain pensions contributions and benefits, and effectively combining eight different tax regimes for pension products into one code. Although it is still too early to assess the full impact of these reforms, they are likely to present UK insurance groups with increased opportunities for profitable growth from recently introduced products and investment platforms, such as SIPP products and the Wrap platform.

In 2001, the Chancellor of the Exchequer announced a review of medium and long-term retail savings in the United Kingdom led by Ron Sandler (the "Sandler Review"). Following the recommendations of the Sandler Review in 2002, the government developed the basic principles and concepts behind stakeholder pensions and sought to extend them to a suite of savings and investment products characterised by simplicity, clear charging structures and caps and a choice of investment risk.

The UK government also established the Pensions Commission which issued its second and most important report at the end of November 2005 with a final report in April 2006. Accepting most of the Pensions Commission's recommendations, the Government issued the Pensions White Paper on 25 May 2006. This contained significant revisions to the basic state pension, the main change being a restoration of the link to earnings rather than price inflation from 2012, subject to affordability, but in any event no later than 2015. At the same time, the state second pension is to be made flat rate from 2030. The combination of a higher basic state pension and a flat rate state second pension will reduce the number of pensioners subject to means-testing in the longer term. The Government also intends to introduce a new national pensions savings scheme (the "NPSS") from 2012 to encourage low to middle income earners to save more towards their retirement. Employees will automatically be enrolled into this new scheme (or their own employer's occupational pension scheme providing it meets a minimum standard) but will be able to opt out. The Government has yet to decide whether to run this new savings scheme itself or base it upon models advanced by various industry bodies. A decision will be made in late 2006 and, although the target population for this scheme is not UK insurers' traditional market, the introduction of this scheme is likely to have at least some impact upon the future shape of the financial services industry.

Government regulation has also sought to increase choice, transparency, value and understanding for consumers through changing the way in which they buy insurance products. Intermediaries continue to be the principal channel for the distribution of life assurance products in the United Kingdom, both for UKL&P and the wider industry. Traditionally, IFAs were required to provide the best advice to customers, considering all of the products available in the market. In contrast, "single–tied" agents were only permitted to sell the products of one provider.

Following the implementation of the depolarisation rules at the end of 2004, advisers now have a choice of being IFAs or "whole of market" advisers, where they may offer products and advice from the "whole of the market"; "multi–tied", advising on the products of a limited range of provider; and "single - tied". There has not yet been a significant move by intermediaries towards multi-tie panels. However, should the number of intermediaries moving to a multi-tie model increase, potentially reducing the number offering products from the "whole of the market", providers excluded from those multi-tie panels could find that they effectively lose access to certain distribution opportunities. Following depolarisation, insurance companies are also permitted to own stakes in intermediaries above the previous 10% limit.

Should the demand for SIPP products and Wrap platforms increase as a result, amongst other things, of the A Day changes, it is likely that technology will become an increasingly important differentiator for consumers as these products are likely to require providers to develop robust information technology infrastructure and systems for effective product delivery. The providers which are able to underpin their product offerings with user-friendly "open architecture" technology platforms facilitating the regular addition of increased functionality are likely to have the most success.

For further details in relation to the regulations to which the Group is subject, please see Part XIII – "Supervision And Regulation".

Strategy

UKL&P's strategy is to continue to build on the achievements of the repositioning initiative to date, particularly in terms of its ongoing focus on cost-control, process improvement and implementing operational efficiencies, including through the increased and effective use of technology, where appropriate. It continues to refocus its product mix away from low margin or loss-making, capital-intensive products, including high commission-paying pensions business to higher margin business and by building on its strengths in pensions, with significant emphasis on its SIPP product. UKL&P has developed a flexible Wrap platform to capitalise on the likely market movement away from traditional packaged products to complete investment solutions in the form of investment platforms. In addition, UKL&P continues to build on its leading position in the "traditional" IFA sector and is seeking to strengthen its relationships with other intermediaries and corporate partners, whether it be through securing additional multi-tie or single-tie distribution arrangements, acquiring stakes in IFA networks and service companies or otherwise.

Product strategy

The Directors believe that there are prospects for growth in the UK individual pensions market and the demand for its products is good given the current demographic make-up of the UK population. The Directors also believe that the major changes heralded by A Day are likely to reduce the popularity of defined benefit pension schemes, with these being replaced by defined contribution pension schemes. The Directors also believe that there is likely to be growth of the unit-linked investment bond market as well as significant growth in the Wrap market in the next five years.

The Group intends to capitalise on the opportunities in the individual pensions market to focus on the more profitable segments of that market and to build on its existing SIPP offering (the SIPP product is expected to be the most important individual pension product that UKL&P sells to individual customers following A Day) and introducing a "Personal Pensions Investment Plan" offering, a flexible mass market personal pension product with a wide range of pooled investment options and the ability to convert to a SIPP at a later date.

With regard to group pensions, the Directors expect contract-based defined contribution schemes (schemes which consist of a number of personal pensions, i.e. individual contracts between the relevant employees and the insurance company, the terms of which are negotiated collectively by the relevant employer) to become the product of choice for many employers, with group SIPP arrangements also becoming more significant. The Group intends to concentrate on developing its products in this area to take advantage of these developments and to increase the proportion of nil or funded commission group pension business that it writes whilst seeking to retain its most profitable group schemes. In addition, UKL&P intends to continue to implement e-enablement initiatives using its IT strength to enhance the online new member and payment processing facilities that it provides its intermediaries and introducing other such functionality.

The Group also intends to capitalise on its existing book of business, for example, in relation to group pensions, which constitutes a significant strategic asset and source of potential future business as a result of the long-term nature of these types of schemes. This existing book of business will be used to write new business from increments (additional contributions) to existing group pension scheme members and also to write new business in relation to new entrants to existing group pension schemes. UKL&P intends to use the existing book of business to encourage existing customers to purchase the Group's other products, such as annuities and drawdown products, and thereby generate profitable new business and improve customer retention.

In addition, the Group intends to capitalise on the likely growth of the unit-linked investment bond market by continuing to offer its Capital Investment Bond and Distribution Bond and providing greater flexibility in terms of funds, charges, commission and technology associated with them. The Group has also launched an international bond through its offshore subsidiary, Standard Life International Limited ("SLIL") with the aim of extending its product offering in the tax-efficient offshore savings market. SLIL intends to leverage the strengths of the Standard Life Group to provide products and services to the offshore market that would not otherwise be economically viable. For example, by selling into the UK market, SLIL benefits from similar competitive advantages to those of UKL&P, namely, its well-established brand in the United Kingdom, distribution capability and service reputation. The core strategy in relation to SLIL is therefore to exploit effectively Group capabilities within the offshore market to offer an overall package of products and services to UKL&P's customers. Its offering is being made initially into the United Kingdom, where the synergies are most apparent.

In relation to its protection product offering, UKL&P intends in future to sell protection policies through a small number of distribution partners. It will also market directly to its existing customers, aiming primarily at high net worth individuals. In this way, UKL&P intends to improve volumes and margins, increase the average case size and lower acquisition costs with a view to new protection business becoming profitable in 2007.

The Directors believe that the investment platform, with the emphasis that it places on robust, flexible information technology infrastructure and systems, is likely to become an increasingly important part of the way that business is transacted with intermediaries and consumers in the United Kingdom. UKL&P already offers such investment platforms in the form of its "Sigma" mutual funds platform and its SIPP product offering. However, the Directors believe that the Wrap platform market, which is currently in its infancy in the United Kingdom, is the logical extension of this trend. These platforms are able to provide a complete "lifecycle" investment solution to customers, enabling a large number of savings and investment products, from a wide range of different tax regimes, to be managed and administered in one place, affording the Group a greater opportunity to cross-sell its various product offerings to customers which should enable it to develop long-term relationships with both its customers and distributors. The Directors believe that establishing such long-term relationships should ensure greater customer loyalty to the Standard Life Group and its products. Therefore, the Directors believe that UKL&P's ability to develop a strong Wrap platform offering, both in terms of the range of investment options that it provides to customers and the technological functionality that it offers in doing so, will be important in enabling it to compete successfully in this emerging market segment. The IT infrastructure and systems underpinning the platform will be especially important in terms of securing distribution with intermediaries as it is likely to be difficult to gain entry to the market once a platform has been introduced and established with intermediaries and they have become familiar with using the technology underpinning it and adding increased functionality to it. For further information concerning the economics associated with Wrap and the benefits it might potentially generate for UKL&P, customers and distributors, please see "Wrap" below.

Distribution strategy

Depolarisation presents a number of challenges and opportunities for UKL&P in terms of distribution and it has taken a number of measures to secure continued distribution of its products in the new regulatory landscape. IFAs, UKL&P's principal distribution channel, will continue to play a key role in its distribution strategy and it intends to build on its leading position in this sector. However, since depolarisation, UKL&P's strategy is to strengthen its distribution capabilities by:

- Continuing to evolve its commission structure by moving towards porfolio products, such as SIPP, and investment platforms, such as Wrap, both of which generate revenue through fees linked to funds under management;

- Encouraging its advice-based distribution partners to use its technology and systems;

- Focusing on diversifying its distribution channels by winning further multi-tie and single-tie positions with leading distributors;

- Building new, and strengthening its existing, relationships with wealth management advisers who deal with high net worth clients by means of its products, product platforms, such as the SIPP and Wrap, and its packaged investment products; and

- Should the opportunity arise, and if there is a strategic benefit to be gained from doing so, acquiring stakes in IFA distribution groups and service companies.

In addition, UKL&P intends to enhance its direct sales proposition in line with its product strategy, constructing separate teams within Standard Life Direct with the expertise and training to operate in the new markets and segments in which UKL&P intends to focus.

Finally, UKL&P intends to invest in and expand its e-commerce offering, both to customers and its distribution partners, with the intention of improving its technology and systems so that they are able to be integrated effectively with distributors' own back office administration and compliance systems with a view to reducing both distributor and UKL&P transaction and customer service costs whilst, at the same time, enhancing the service provided to customers.

Products

UKL&P offers a wide range of products marketed under the "Standard Life" brand. The table below shows APE for UKL&P's key product categories for FY 2005 and FY 2004:

	APE[1] FY 2005[3] 12 months (unaudited)	APE[2] FY 2004 13.5 months
	£millions	
Product category:		
SIPP & drawdown (exc. Mutual Funds)	127	39
Investment bonds	112	95
Investment (TIP and PPIP sold by SLI)	93	64
Group pensions	403	416
Individual pensions	135	277
Annuities	30	43
Protection	6	16
Other	2	13
Total	**908**	**963**

(1) *(Source: Group management information systems.)*

(2) *(Source: Historical Financial Information.)*

(3) *Single premiums and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.*

Product types

In common with other UK long-term insurance companies, UKL&P's products are structured as either with-profits (participating products) or non-profit (non-participating products).

With-profits products – For the reasons explained above, with-profits products have declined significantly since 2000 as a proportion of the Group's overall sales. A number of the Group's products currently sold contain a with-profits element and the Group has a significant book of in-force with-profits business.

Most with-profits products provide benefits that, subject to certain minimum guarantees, reflect the value of the premiums paid, less deductions and with the addition of investment returns. Payouts are "smoothed" with the intention of reducing the impact of fluctuations in investment return from year to year. There are usually two types of bonuses: "annual" and "final". Annual bonuses, often referred to as reversionary bonuses, are normally declared once a year and, once added, are guaranteed in accordance with the terms of the particular product. Final bonuses are only added on a product's maturity or surrender, on the death of the policyholder or on switching from with-profits to unit-linked. Final bonuses can represent a substantial proportion of the ultimate return to policyholders and the level at which any final bonus is set constitutes the principal means by which the "smoothing" effect described above is achieved.

With-profits products fall into the following categories:

- *Conventional with-profits* – This is the oldest form of with-profits policy, where, in general, a minimum level of benefit (or guarantee) is set at the time the policy is issued and applies at the date(s) specified in the policy. Regular bonuses may be added to this initial minimum benefit over the term of the policy. In addition, a final bonus may be paid.

- *Unitised with-profits ("UWP")* – This type of with-profits policy was first introduced into the Group's product range in the 1980s. Contractual benefits are determined by reference to the number of units allocated under the relevant unitised with-profits policy. The number of units allocated increases on payment of premiums (with the number of units allocated depending on the unit price applicable at the time of allocation and, in some cases, on certain contractual charges). There are three types of UWP policies:

  (i) In relation to the first type of UWP policy, the value of units grows (with limited exceptions) in line with the sum of a guaranteed minimum growth rate (either 0%, 3% or 4% per annum) and any regular bonus growth rates declared. The unit value of a policy (i.e. the number of units allocated at the time multiplied by the appropriate unit price) is guaranteed as a minimum payout in certain circumstances. In addition, a final bonus may be payable when benefits are taken to reflect the policy's share of the relevant with-profits assets.

(ii) The second type of UWP policy is the same as the first except that, whereas the final bonus for the first type is calculated using the rates derived from an investigation of relevant representative policies, any final bonus on this type is calculated individually for each policy.

(iii) The third type of UWP policy and the most recently introduced variant of with-profits policy, does not have regular or final bonuses. The unit value reflects the investment returns applicable to the individual policy after making appropriate deductions (for example, for charges) and allowing for the effect of any smoothing adjustments. No minimum investment return applies, so unit values can fall as well as rise.

Non-profit products – UKL&P's non-profit products comprise life assurance products where the policyholder is not entitled to share in profits and surplus, but receives certain guaranteed benefits, in some cases linked to the value of the underlying assets. Examples of this type of product include pure risk policies (for example, fixed annuities, term insurance, critical illness) and unit-linked products. Under a unit-linked policy, a number of units are allocated to the policy in respect of each premium paid (depending on the unit offer price applicable at the time of allocation and, in some cases, on certain contractual charges). Units may be cancelled to meet charges. The value of the policy is determined by reference to the number of units allocated to the policy and the bid price of the units at the time. There is usually a choice of funds available, offering a range of different types of investment and different levels of risk. Unit-linked products are likely to give more variable returns than with-profits products, as the value of units will rise and fall in line with the value of the underlying investments so that the policyholder bears the investment risk.

Product categories

SIPP & drawdown – Drawdown pension products allow individuals to delay, until a maximum age of 75, the purchase of an annuity (which they may wish to do if rates are low when they reach retirement age) and to have an income which arises directly from the pension fund in the meantime.

The leading drawdown product sold by UKL&P is the SIPP. The SIPP is a modern, flexible, innovative individual pension product (for an explanation of individual pension products, please see below) which is attracting investment principally from high net worth individuals who are relatively sophisticated investors. It allows the customer to accumulate a pension fund through regular saving or lump-sum payments and to draw down benefits at retirement instead of buying a pension annuity. The SIPP offers a wide range of investment options, including direct investment in specific shares, bonds or commercial property and gives the individual customer flexibility as to how those investments are managed and how retirement benefits are taken. The SIPP also offers an innovative charging structure where many product charges are only incurred if and when the customer chooses specific options. This differentiates the product from other SIPP offerings where charges are automatically incurred at the outset, regardless of the investment choices made subsequently. The SIPP also offers innovative commission options for advisers, allowing them to tailor their remuneration for individual clients. The Group does not offer a with-profits variant of the SIPP product to customers.

In December 2004, UKL&P became the first major UK life insurer to offer a SIPP that was administered in-house. This was a major initiative for UKL&P, which took three years to develop and which it succeeded in doing at relatively low cost. The majority of SIPP sales in FY 2005 were made to customers who were amalgamating a number of pension funds into SIPP and many SIPP customers are new customers bringing accumulated pension funds from other providers. In FY 2005, £1,109 million was invested in single premium SIPP products, making the SIPP the Group's second most important single premium investment product, just behind investment bonds. As at 31 December 2005, £82 million of this was held in cash within SLB, illustrating the synergies of which the Group's business units are able to take advantage. UKL&P had a 33% share of the UK SIPP and drawdown market in terms of APE sales in FY 2005[18].

[18] Source: Association of British Insurers. SIPP and drawdown sales by certain providers are not captured by ABI statistics.

Investment Bonds – Investment bonds are lump-sum investments with an element of life assurance attached. UKL&P offers both unit-linked and with-profits investment bonds. In the case of each product, a customer's money is placed in a fund, selected by the customer, together with money from other investors. The fund is then invested on the customer's behalf in a range of investments, such as shares, government bonds, property, cash and other investments depending on the particular fund selected. Investment bonds may be with-profits or unit-linked (see above).

UKL&P offers the following investment bonds to customers:

- The *Capital Investment Bond ("CIB")* is a single premium, unit-linked investment contract with no fixed term. The contract provides life cover (the sum assured) equal to 100.1% of the premium invested. The premium, net of any initial charges or enhancements, is invested in an insured fund(s).

  UKL&P re-launched its CIB in 2004, giving customers access to a broad range of investment funds from a number of investment managers and offering a choice of charging structures. This focused fund range was chosen to give customers access to fund managers covering a range of asset sectors and investment styles. This allows customers to diversify their investment across sectors and across investment managers within a single product. With the use of the Group's Portfolio Planning Tool, a customer is able to select a combination of funds that is relevant to their own goals.

- *The Distribution Bond* is a medium- to long-term unit-linked investment vehicle designed to provide customers with a stable and regular income. As with the CIB, the life cover (the sum assured) is equal to 100.1% of the premium invested. The Distribution Bond pays a monthly, quarterly, half yearly or annual distribution of any income earned. The money invested in the Distribution Bond is invested in a combination of shares and government bonds, particularly index-linked gilts, which guarantee a return above the rate of inflation. Because of the nature of the investments made by the fund underlying the Distribution Bond, it is intended to provide a less high-risk investment alternative to the CIB.

- The *International Bond*, which was launched in January 2006, is a single premium unit-linked investment product targeted at UK customers, in particular, individuals planning to retire abroad or who are working abroad for a period of time. It is also targeted at small-to-medium enterprises ("SMEs"), particularly those with large cash deposits. The International Bond is provided by the Group's new Irish-resident subsidiary, SLIL. This allows individuals to invest in a product that offers investment choice and a flexible charging structure while also taking advantage of the tax benefits associated with offshore investment. Income and gains generated by the underlying assets accumulate tax-free until distributions under the bond are made. There are also a number of additional tax benefits associated with an investment in the International Bond. The Group's current intention is to launch an offshore bond portfolio during the second half of 2006. Further opportunities for offshore bond offerings are also being investigated in jurisdictions outside the United Kingdom.

- The *With-Profits Bond* ("WPB") is a single premium life assurance contract with no fixed term. It aims to provide an income or capital growth over the medium to long-term.

Investment – In addition to investment bonds, UKL&P offers a range of other investment products to customers, including:

Trustee Investment Plans – Trustee Investment Plans ("TIPs") are investment-only contracts available to trustees of approved occupational pension schemes, allowing them to invest in a range of low cost funds. Trustees can invest money held for a defined benefit scheme and any money held for a defined contribution scheme that is not earmarked to provide benefits for particular members. With this product, UKL&P manages the scheme's investments but does not deal directly with individuals in the scheme.

Personal Pension Investment Plans – Personal Pensions Investment Plans ("PPIPs") are a version of TIP available to managers of SIPPs that are administered by a third party provider, not UKL&P.

These products are sold through UKL&P as they offer access to third party funds in addition to those provided by Standard Life Investments.

Group pensions – There are two main categories of group pensions products: defined benefit ("DB") pension schemes and defined contribution ("DC") pension schemes. A DB plan is a scheme under which an employee receives pension benefits based on a formula, often linked to his or her final or average salary as an employee. A DC plan is a scheme under which an employee and his or her employer make contributions and the benefits that the employee receives on retirement depend on what has been contributed to the underlying fund and how the investments made by that fund have performed. UKL&P now offers only DC plans, having historically offered DB plans as well. In July 2001, UKL&P outsourced the administration of all of its DB schemes to Jardine Lloyd Thompson Group plc, an employee benefit administration services provider.

The main products which UKL&P sells to new group pensions customers consist of the following:

- *Group SIPP:* This is a trust-based arrangement where every eligible employee can purchase a SIPP from UKL&P, the terms of which are negotiated by the relevant employer and which the relevant employer administers on their behalf.

- *Group Stakeholder Pension:* This is a contract-based arrangement where every eligible employee can purchase a Stakeholder Pension from UKL&P, the terms of which are negotiated by the relevant employer and which the relevant employer administers on their behalf.

- *Group Personal Pension Flex:* This is a contract-based arrangement where every eligible employee can purchase a Personal Pension Flex from UKL&P, the terms of which are negotiated by the relevant employer and which the relevant employer administers on their behalf.

A number of UKL&P's pension products offer the option to have all or part of the contributions allocated to a with-profits fund. Contributions invested in a with-profits fund usually benefit from an investment guarantee which applies at or around maturity or on death. Where funds invested in a with-profits fund are withdrawn at other times, UKL&P may apply an adjustment to reduce the amount paid. A small number of with-profits policies have a guaranteed annuity option, whereby the maturity benefits can be used to buy a pension annuity on terms prescribed at the outset of the policy. Liabilities for this type of business in total make up 4% of the with-profits pension liabilities. Guaranteed annuity options are not offered on any new business (nor on additional contributions to in-force business). The remaining pension products include unit-linked products (products where units are allocated in respect of each premium paid and the value of the policy at maturity is dependent upon the growth of the value of units in the fund in which the policy is invested).

Individual pensions – UKL&P offers a broad range of individual pension products. These are pensions taken out by individuals to provide for themselves (and optionally their dependents) in retirement. Individual pensions are "money purchase" or "defined contribution" pensions, i.e. contributions are paid into a fund, this fund is then invested and, at retirement, the individual share of the proceeds of the fund may be used to purchase an annuity (a regular income) or, following A Day, simply drawn down (provided that there is a product which allows them to do this, such as the SIPP (see below)). Individual pension products could be unitised with-profits or non-participating unit-linked products.

The substantial majority of UKL&P's individual pensions range consists of products that offer a range of pooled investment options and a single charge expressed as a percentage of the total funds invested. These are similar to the products offered by other UK insurers. The principal products marketed to new individual pensions customers are as follows:

- *Stakeholder Pension:* This is an individual pension product that meets the UK government's stakeholder pensions criteria relating to charges, default funds, flexibility and regular information that the investor must be given. The criteria are designed to help ensure that stakeholder pensions give good basic value. Policyholders may choose to invest in a number of unit-linked funds and/or in a stakeholder with-profits fund, which offers smoothing but which does not offer investment guarantees.

- *Personal Pension Flex:* This individual pension product is priced in a similar way to the Stakeholder Pension but offers a wider choice of investment options. Again, policyholders may choose to invest in a number of unit-linked funds and/or a with-profits fund. The with-profits fund offers smoothing and a spot guarantee at the policyholder's selected retirement date which is based on a minimum growth rate of 0% per annum.

UKL&P also offers individual pension products through the rebate arrangement with the UK Department of Work and Pensions ("DWP"). Under this arrangement, UKL&P offers the facility for individual pensions customers to elect to "contract out" of the UK's State Second Pension (referred to as S2P) (formerly the State Earnings Related Pension Scheme or "SERPS", an enhanced state pension administered by the DWP) and to designate a pensions provider, such as the Standard Life Group. Premiums on products sold in this manner are paid through national insurance "rebates" from the DWP. Rebate amounts are invested to provide benefits in the relevant individual's own personal or stakeholder pension.

Annuities – UKL&P offers individual pension annuities that provide a guaranteed income for the life of the policyholder in exchange for the lump-sum capital proceeds of a pension product. Pension annuities contain options chosen by the policyholder at the outset that allow payments to continue for a specified minimum period, to continue to be paid until the death of the policyholder's spouse/dependant children or to increase in payment at a fixed rate or in line with a measure of inflation. No surrender value is available under any of these products.

The majority of UKL&P's new pension annuities business (£23 million of APE in FY 2005) is derived from existing customers of the Group with maturing pension policies, which is expected to continue to be the case. The remaining £7 million of APE annuities business in FY 2005 was written for new customers, mainly customers using an "immediate vesting" plan to amalgamate pension funds to purchase an annuity.

Protection products – Protection products are insurance products which pay a lump sum on death or critical illness, or protect a policyholder's income or enable the policyholder to meet loan repayments in the event of unemployment, accident, sickness or death. UKL&P's individual protection products in the United Kingdom include flexible menu-type plans which allow the customer to choose life and critical illness cover, mainly to protect mortgage loans, as well as other options which allow the policyholder to increase or decrease, as the case may be, the sum assured during the term of the contract, for example, in the latter case, in line with a reducing mortgage debt, or to extend the term without any underwriting. UKL&P also offers plans which provide customers with a means to protect their income if they are unable to work through illness or disability. Benefits can be taken either as a lump sum or as an income.

Wrap – UKL&P recently launched its Wrap platform. UKL&P developed its Wrap platform in partnership with FNZ, one of New Zealand's leading Wrap providers, and is continuing to work with FNZ to enhance it .

A Wrap platform is a sophisticated investment management platform which provides a framework for holding investment funds, pensions, direct equity holdings and some life assurance contracts in the same investment account on the platform rather than as separate investment holdings, thereby reducing the administrative burden of managing those investments and reducing costs. The UK Wrap market is currently in its infancy but interest amongst the intermediary community is increasing.

UKL&P's Wrap platform offers customers access to cash, collective investments, UK and international equities as well as access to a wide range of tax wrappers for different types of investment, including pensions, such as the SIPP, individual savings accounts ("ISAs"), personal equity plans ("PEPs") and onshore and offshore bonds. UKL&P's Wrap customers are offered access to a range of approximately 1,000 eligible funds and other investments with the ability to add other eligible funds should this be required. The platform offers a range of planning and reporting tools to enable customers and their advisers to select the most appropriate investment portfolios and strategies, building on FNZ's advanced Wrap platform by integrating the Group's Portfolio Planning Tool. UKL&P charges a fee for administering the Wrap platform and providing the services described above which represents a percentage of the assets under management through the platform. In addition, it creates opportunities to market UKL&P's and the Group's other products and services to customers using UKL&P's Wrap platform to manage savings and investment products that they have with other institutions, to secure increased penetration amongst, and market additional products to, high net worth individuals and to strengthen relationships with distributors and secure a greater share of their business by using its Wrap technology to encourage closer integration with their systems. For distributors, Wrap also has a number of other advantages, including reducing their costs and regulatory compliance burden, facilitating the provision of higher margin asset allocation advice and assisting their transition to a non-transactional business model where they are able to deliver good quality service on a recurring fee basis, rather than depending on commission. For customers, Wrap offers the ability to manage their finances in one place, enables them to undertake financial planning more effectively and facilitates tax planning and reporting.

Mutual funds – UKL&P offers a mutual funds platform, "Sigma", which was launched in April 2004 and gives customers access to 75 funds from 13 fund managers, including funds managed by Standard Life Investments. In addition, this range is supplemented by a range of multi-manager funds from a leading US asset consultant. These mutual funds are offered through UKL&P as they relate to certain savings products, such as ISA or PEP vehicles and offer access to funds in addition to those provided by Standard Life Investments.

Distribution

Following depolarisation, it has become increasingly important for UKL&P and other UK insurers to diversify their distribution channels. In order to achieve this, UKL&P distributes its products through a number of channels, including intermediaries, corporate partners and direct to consumers. The intermediary sales distribution channel, which is the principal distribution channel for life assurance and pensions products in the United Kingdom, provided approximately 93% of UKL&P's APE for FY 2005 (FY 2003: 94%). Within the intermediary sales distribution channel, the mix has changed with "traditional" IFAs, comprising locals, nationals, networks and service companies, accounting for approximately 76% of UK life assurance and pensions business APE for FY 2005 (FY 2003: 85%) with other intermediaries, such as consulting actuaries and banks, accounting for 15% (FY 2003: 9%). In FY 2005, locals accounted for 31% of UKL&P's APE (FY 2003: 42%), nationals accounted for 14% (FY 2003: 9%) and networks and service companies 31% (FY 2003: 34%). The Group has taken a number of measures to diversify its distribution channels. In its key intermediary distribution channel, it is seeking to secure representation on single-tied, multi-tied or independent panels, for example, and it continues to seek further distribution arrangements with other corporate partners, such as banks. A description of these distribution channels is set out below:

Intermediaries

UKL&P is one of the leading life assurance and pensions providers within the "traditional" IFA distribution sector, with an 11.1% share of the IFA market in FY 2005[19]. Following the implementation of the FSA's depolarisation rules in June 2005, IFAs are intermediaries who sell products and give advice from across the whole of the market.

UKL&P is included on many such intermediary "best advice" panels, which are lists of all products from various providers recommended by the intermediary. The intermediary assesses which companies are suitable for its panel by considering, amongst other things, the security of investment and prospect for future investment returns in the light of a company's product offering, the company's past investment performance, the company's financial strength and perceived stability, the amount of sales commission and fees paid by the company and the quality of the service provided by the company to the intermediary. The intermediary then determines which products are suitable by considering, amongst other things, product features and price. As part of its distribution strategy, UKL&P is focusing on enhancing its relationships with the wealth management element of the intermediary sector which provides financial advice to high net worth individuals. This is an integral part of UKL&P's, and the wider Group's, strategy to become an asset gathering and asset growth business, concentrating on new wealth management products, such as the SIPP, and platforms, such as Wrap.

The inclusion of UKL&P on many intermediary "best advice" panels and the relationships it has established through its broker consultant sales forces ensure that UKL&P's products are recommended where suitable. Additional services, such as technical support, training and e-commerce and technology support, strengthen relationships still further between UKL&P and the intermediaries that distribute its products (for further information in relation to the service that UKL&P provides to its distributors, see below).

Following depolarisation, the Directors believe that it has become increasingly important that product providers and financial advisers have closer working relationships. To this end, in July 2005, UKL&P took a direct stake in a financial adviser, Tenet Group, the largest independently-owned IFA network in the United Kingdom, supporting over 5,000 advisers. This was the first such stake that UKL&P had acquired and represented a significant strategic milestone for it in terms of its distribution strategy. In acquiring this stake, UKL&P was seeking to enhance its close working relationship with this particular network, both in terms of encouraging it to use the Group's technology and systems and in terms of understanding what it requires or expects with respect to product development.

[19] Source: ABI Statistic Exchange.

UKL&P also uses the services of a number of other intermediaries outside the "traditional" IFA sector, such as employee benefit and actuarial consultants, to distribute its range of group pension products. These intermediaries are attractive to UKL&P as they are remunerated through the payment of fees, rather than commissions, and typically provide access to larger group pension schemes. UKL&P has distributed an increasing proportion of group pensions products through this channel in recent years and it accounted for 15% of UK life assurance and pensions business APE for FY 2005.

Corporate partnerships

UKL&P is seeking to reduce its reliance on intermediaries and, in particular, "traditional" IFAs, by expanding its distribution network to other corporate partners and, to date, UKL&P has announced 15 distribution arrangements, including multi-tie positions with leading distributors, such as Sesame Limited, Burns-Anderson and Bankhall Financial Services Limited and distribution agreements with Barclays Finance Planning and National Australia Bank Group. The Group has also entered into a strategic alliance with Fidelity Funds Network, the leading funds supermarket, through which it expects to secure additional sales of its investment bond and SIPP products.

Direct to consumer

In March 2004, Standard Life Direct was launched following a restructuring of the UKL&P Direct Customer Division, its in-house direct sales division. The restructuring aimed to ensure that the Group could continue to offer quality advice and service to customers who deal directly with the Group, either by telephone or face-to-face.

In addition to its direct sales force, the Group uses direct marketing, such as media advertising and customer magazines, to promote its brand and products in the United Kingdom.

E-commerce

Finally, e-commerce is playing a much more significant part in the distribution of the Group's products. The e-commerce services offered to intermediaries include quotes, proposal submission and online underwriting. In addition, customer valuations are available. The Group is recognised within the industry as one of the UK's leading providers of e-commerce services.

Customer service

UKL&P's Customer Service Division ("CSD") comprises four sub-divisions. Three sub-divisions are organised by product category (life servicing, individual pensions and group pensions). The fourth sub-division (Operations Development) provides various support functions for the other sub-divisions. Each product sub-division is responsible for post-product sale servicing, whether relating to new business or existing policies, and handling policy claims and maturities. Each CSD sub-division interacts with UKL&P customers either directly or through the intermediaries through which they were sold the relevant product.

As at 31 December 2005, CSD had 2,085 full-time staff (2,016 permanent full-time equivalent employees ("FTEs") and 69 temporary FTEs) and a mortgage endowment policy complaint handling unit of 153 FTEs (114 permanent FTEs and 39 temporary FTEs).

Over the last ten years, the Group has established a reputation for providing a high quality of service to both its distributors and customers, having won a number of service awards and having compared favourably with competitors in recent benchmarking studies.

CSD's strategy is to deliver market-leading service whilst, at the same time, reducing the costs it incurs in doing so and it has already achieved success in implementing this strategy. For example, between December 2003 and December 2005, CSD (excluding staff handling mortgage endowment policy complaints) reduced its number of FTEs from 2,334 (2,323 permanent FTEs and 11 temporary FTEs) to 2,085 FTEs whilst, at the same time, increasing productivity in terms of policies administered per staff member from 2,045 to 3,121, representing a performance improvement of 53%. The quality of service that CSD provides has become closely associated with the "Standard Life" brand and supports and underpins many of the strategic initiatives that UKL&P is undertaking.

The individual elements of CSD's strategy comprise: (i) optimising CSD's use of lower cost service delivery channels, for example, migrating more expensive mail-based communication to more cost-efficient telephone- and internet-based processes; (ii) delivering what is valued by the Group's customers, including treating them fairly and endeavouring to simplify service provision for customers wherever possible; and (iii) implementing operational efficiencies to reduce costs, for example, by employing "lean" techniques and "straight through processing" to reduce waste and improving processes through automation without damaging the overall level of service provided to customers. CSD has a skilled and experienced workforce based in the United Kingdom that is knowledgeable about the products that UKL&P provides. There is a comprehensive programme to train, develop and retain service employees and they are an important element of CSD's service strategy.

Another important part of CSD's service proposition is the technology and systems infrastructure which underpins it, including service-oriented architecture (for further information in relation to the Group's information technology, please see Section 8 below).

2.3 European Life Assurance and Pensions

The Group's European Life Assurance and Pensions operations consist of its branches in Germany (which also covers Austria) and Ireland. The activities of the Group's German and Irish branch operations are conducted under the "passporting" system, which allows regulated activities to be undertaken in other EEA states in reliance on the Group's UK authorisation.

The table below shows APE for the Group's German and Irish branch operations for FY 2005:

	APE[1]	APE[2]
	FY 2005[3]	FY 2004
	12 months	13.5 months
	(unaudited)	
	£millions	
Germany (inc. Austria)	66	219
Ireland	34	32
Total	**100**	**251**

(1) *(Source: Group management information systems.)*

(2) *(Source: Historical Financial Information.)*

(3) *Single premiums and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.*

2.3.1 German Life Assurance and Pensions

Overview

The German branch of the Standard Life Group (which covers Austria) ("Standard Life Germany") was launched in 1996 to take advantage of the implementation of the Third Life Directive and was intended to provide an alternative to the traditional investment approach which prevailed in Germany at that time. The Third Life Directive allowed the Standard Life Group to offer alternative products with higher equity backing ratios to those offered by domestic German providers and thereby offer the prospect of higher returns that equity securities have generally provided over the long-term when compared to bonds. Standard Life Germany is based in Frankfurt and had 428 staff as at 31 December 2005. In 1999, the Standard Life Group's Austrian sales office was opened, which is managed from the Group's base in Germany, with premiums for business relating to Austria being written through Standard Life Germany. Standard Life Germany has national coverage in both Germany and Austria. Standard Life Germany's share of the German life assurance market is approximately 1.4% based on new business APE and its share of the Austrian market is approximately 1.8% based on gross written premiums as at 31 December 2005[20].

Standard Life Germany's policyholders are not covered by a policyholder insolvency protection scheme in either the United Kingdom (the Financial Services Compensation Scheme ("FSCS")) or in Germany (the Statutory Security Fund). The Directors believe that this fact puts it at a competitive disadvantage. Standard

20 Source: Internal reporting/German Insurance Association ("GDV"), Internal reporting/Austrian Insurance Association ("VVO").

Life Germany is seeking to address this situation and has approached the FSA to consider allowing insurance contracts issued, and where the risk in respect of which is situated, in EEA states other than the United Kingdom to be covered under the FSCS.

Market

In 2005, the German and Austrian life assurance and pensions industries generated €72.5 billion and €7.1 billion of gross written premiums, respectively[21]. The German and Austrian markets were Europe's 3rd and 16th largest markets during 2004, respectively[22]. In the past, Germany and Austria have been largely dependent on state pension systems, and have a low rate of life insurance penetration compared to certain other countries such as the United Kingdom. In recent years, however, both the German and Austrian governments have attempted to tackle the rising costs of state pension provision and to encourage individuals to take increased responsibility for their own financial future. These and other trends have driven growth in the German and Austrian life assurance and pensions industry, with gross written premiums having grown at a compound annual growth rate of 1% and 5.7% in Germany and Austria over the period from 2000 to 2005, respectively[23]. The German life assurance and pensions market is dominated by domestic insurance providers. There are over 100 life insurance providers active in the German market with the five largest insurance providers accounting for approximately 34% of gross written premiums during 2004[24].

Traditionally, the long-term savings products offered in Germany and Austria have been with-profits endowment and deferred annuity contracts which have been characterised by relatively high levels of guarantees for the policyholder and limited discretion in determining the level of ongoing bonuses for the product provider. As a result, the investment portfolio associated with such products has tended to be geared towards fixed income securities. Following the fall in interest rates over recent years, products offering a degree of security regarding the likely return, with the additional attraction of potentially superior returns through higher exposure to equity returns, have grown in popularity. Over the last 10 years, the Group has positioned itself successfully in this market segment and expects to benefit as customers move away from products bearing relatively high levels of guarantees in return for the potential to achieve greater returns. The market for unit-linked products has in recent years also shown significant growth with new business APE having grown at a compound annual rate in Germany of just over 20% between 1997 and 2004[25]. Much of this new business has, however, been invested in funds offering some form of guarantee.

The reduction of tax benefits attributable to certain products sold in Germany at the start of 2005 had a notable impact on new business sales in Germany during 2004 and 2005. Overall sales volumes during 2004 were exceptionally high due in part to these tax changes as sales were accelerated into 2004 with a consequent lower level of demand during 2005. It is expected that 2006 will see more normalised levels of new business sales. From 1 January 2008, a new insurance contract act is expected to be enacted in Germany. The draft bill is presently under discussion. The draft bill is expected to bring about major changes with regard to life assurance products, in particular relating to the calculation of redemption values and surplus participation. At present, it is not possible to predict how the legislative reform will affect Standard Life Germany's products. However, there is a possibility that, as a result of the enactment of this legislation, Standard Life Germany may be required to substantially alter its present product range.

Occupational pension schemes are expected to become increasingly prominent in the German life assurance market as the taxation treatment of various pension vehicles has been harmonised. In addition, the reduction of tax benefits in relation to endowment products is expected to make more flexible deferred annuity products, which still offer tax benefits, more attractive to consumers.

The German market is characterised by a relatively diverse range of distribution channels. The principal distribution channel for German life assurance and pensions products is tied agents, accounting for 33% of new business APE in 2004. Independent financial advisers and independent brokers accounted for a further 28% of new business APE over the same period. This channel is expected to grow over the next ten years. Bank branches accounted for an additional 26% of new business APE over the same period[26].

---

[21] Source: GDV/VVO.

[22] Source: Swiss Re Sigma Report (02/2005).

[23] Source: GDV/VVO.

[24] Source: Hoppenstedt Financial Information.

[25] Source: GDV.

[26] Source: Towers Perrin Tillinghast Distribution Channel Survey.

Strategy

Standard Life Germany's strategy is to differentiate itself from its competitors by offering innovative products together with strong intermediary support. Standard Life Germany plans to enlarge its product portfolio in Germany and Austria towards the end of 2006 with the addition of a unit-linked product offering. This will consist of a range of multi-fund deferred annuity contracts as well as providing additional intermediary support and tools. This business line is expected to form an increasingly important part of the Group's product range in Germany and Austria over the next five years.

Products

The Group has positioned itself over the last 10 years in Germany and six years in Austria as a provider of UWP contracts which follow the UK with-profits model adapted to the needs of German and Austrian customers. The Group's UWP contracts typically offer a lower level of guarantee than those offered on German and Austrian with-profits products and a potential for comparatively superior returns as a result of the relatively high equity backing ratio.

In 2005, Standard Life Germany relaunched its product range. As well as adding increased customer flexibility, the relaunch included a complete repricing together with reductions to the level of guarantees on certain new business contracts. At the same time, Standard Life Germany launched its first product into Germany and Austria which contained no investment guarantees. The principal product categories sold in the German and Austrian markets can broadly be categorised as follows:

UWP Deferred Annuity Products

The Group provides a range of UWP contracts based around a single product type. In broad terms, the current UWP products are structured as deferred annuity contracts with an option to elect to receive a lump sum rather than an annuity on the maturity of the contract. Investment guarantees apply on death or maturity and each contract contains a guaranteed annuity amount which is calculated at the point at which the contract is entered into. Tax treatment of annuity payments in Germany remains favourable. Although at a lower level than previously, lump-sums payments in Germany continue to attract limited tax breaks in certain circumstances. Premiums can be paid on a regular or single premium basis. Additional risk riders can also be selected to provide additional benefits on death and disability (including premium waiver). Products are front-end loaded, meaning that the majority of the charges paid by policyholders for the relevant product are paid in the early years of the policy term, allowing Standard Life Germany to recover quickly the new business strain incurred in writing the business.

Standard Life Germany's products are targeted at individuals and groups, with certain group products structured in a similar way to defined contribution pension schemes.

Smoothed Managed Fund Products

Smoothed managed fund products have broadly similar features to UWP Deferred Annuity Products except that there are no investment guarantees and payouts do not directly follow the underlying investment returns but rather are smoothed to reduce investment volatility. Premiums can be paid on a regular or single premium basis.

Immediate Annuities

The Group writes small volumes of immediate annuity business in Germany and Austria.

Distribution

Standard Life Germany distributes most of its German and Austrian new business through independent brokers. Historically, the proportion of intermediaries operating on a multi-tied basis has been low although this has shown some signs of increasing as European-wide intermediary regulation is implemented in Germany and Austria.

Standard Life Germany has built strong relationships and a strong brand with intermediaries and aims to both broaden its partner base of intermediaries and also to obtain an increasing share of the business written by its existing partners. When the Group first entered the German market, Standard Life Germany distributed products through a single broker, Marschollek, Lautenschläges & Partner ("MLP"). Over time, Standard Life Germany has expanded its relationships with independent brokers. MLP accounted for only 11% of new business APE for Standard Life Germany in FY 2005.

2.3.2 Irish Life Assurance and Pensions

Overview

The Standard Life Group has been active in the Irish market since 1838. The Irish branch ("Standard Life Ireland") has its head office in Dublin with further offices in Cork and Galway and had 244 staff as at 31 December 2005. As of 31 December 2005, Standard Life Ireland's market share was approximately 3.4%[27] in terms of APE, placing Standard Life Ireland in eighth position[28] in its market.

Market

During FY 2004, the Irish life assurance and pensions industry generated €7.9 billion of gross written premiums[29]. FY 2005 was the second consecutive year of new business growth in the Irish life assurance and pensions market with new business premiums of €1,398 million on an APE basis, a 22% increase on the levels during FY 2004[30]. The drivers of growth in the Irish life assurance and pensions market remain positive, with continuing economic growth and favourable demographic trends. In the shorter term, government reforms designed to encourage long-term savings and the private provision of pensions, including those recently announced in the current Finance Bill, are expected to offer further opportunities for growth in the industry.

The Irish life assurance and pensions market has been characterised by certain structural similarities to that of the United Kingdom. A number of the market's key participants are branches or subsidiaries of UK life assurance and pensions providers, and a number of these and other providers have sold policies with design features common to products sold in the United Kingdom. In contrast to the United Kingdom, however, the Irish life assurance and pensions market is relatively concentrated with the largest three participants accounting for approximately 69% of premiums in FY 2005 based on APE[31].

The Irish government has launched a number of initiatives over recent years to encourage the private provision of retirement income and to increase consumer awareness of the need for personal savings. These have included the National Pensions Policy Initiative launched in 1996, and the introduction of Approved Retirement Funds, Personal Retirement Savings Accounts and Special Savings Investment Accounts.

Distribution in the Irish life assurance and pensions market is dominated by brokers and bancassurance, which accounted for 58% and 27%, respectively, of all new business sales in FY 2005 based on APE[32]. In the pensions market, where Standard Life Ireland is most active, brokers accounted for 71% of all new business sales in FY 2005 based on APE[33].

Strategy

Standard Life Ireland's strategy is to take advantage of certain economies of scale offered by being part of the Standard Life Group and to exploit synergies with UKL&P and to utilise its strengths and capabilities in the UK market. This includes its service culture and IT infrastructure and its increasing focus on asset gathering and asset growth, using and adapting those to the Irish market and selling new and innovative products not widely available, such as a version of the SIPP specifically tailored to the Irish market, a portfolio planning tool and a mutual funds range.

[27] Source: Life Strategies.

[28] Source: Life Strategies.

[29] Source: Irish Insurance Federation Factfile.

[30] Source: Life Strategies.

[31] Source: Life Strategies.

[32] Source: Life Strategies.

[33] Source: Life Strategies.

Products

In the past, the Group has offered a full product range in Ireland similar to that offered by the Group in the United Kingdom (as described above). Recently, Standard Life Ireland has largely withdrawn from the group pensions, regular savings and protection markets. Standard Life Ireland's current products cover three broad areas: lump sum investments (single premium, whole-of-life contracts broadly equivalent to the CIB in the United Kingdom), pensions accumulation (occupational pensions for proprietary directors and personal pensions, similar to stakeholder pensions in the United Kingdom and the SIPP) and retirement income (a mixture of annuities and income drawdown products). Investment choices are predominantly unit-linked but do include some with-profits, albeit without any guarantees. The key differentiator between the Group's products and those of its competitors was the addition, in May 2006, of a range of investment options including property, stocks and shares, collective investments and cash that are on offer in addition to the range of investment-linked funds. These additional investment options are expected to generate future growth and are based on the UK SIPP product offering, tailored to the Irish market, with an emphasis on property as a key investment option.

Product enhancements, including the shift away from with-profits towards unit-linked products and the launch of an Irish version of the SIPP, have required a significant investment in Standard Life Ireland's IT systems. While all new products allow access to a wide range of investment managers, Standard Life Investments manages the majority of the assets of Standard Life Ireland.

Distribution

The business sells all individual pensions and investment products through insurance brokers. These comprise authorised advisers, which are similar to multi-tied agents in the United Kingdom, as well as independent insurance brokers (including some banks operating on an independent basis).

3. Canadian Life Assurance and Pensions

3.1 Overview

The Standard Life Group was one of the first life assurance groups to operate in Canada, opening an agency in 1833. Standard Life Canada offers a full range of group savings and retirement, individual savings and retirement and group insurance products. It is the fourth largest provider of life assurance and pension products in Canada, with a new business APE of £184 million in FY 2005 and 6% market share of the Canadian life and healthcare market in 2004 (in terms of premiums and deposits (excluding mutual funds))[34]. Standard Life Canada includes two branches of UK life assurance companies, one of SLAC and one of SLAL, which, after demutualisation, will permit SLCC to write certain types of structured settlement and stacking policies (see "Savings Products" below).

Standard Life Canada has its head office in Montreal and a further 25 regional offices and sales offices across Canada and had over 2,000 staff as at 31 December 2005.

Following the strategic review in 2004, a decision was taken to restructure the Group's Canadian operations. At that time, they operated mainly as a branch of the Group's UK business but it was decided that the majority of this business was to be transferred to a wholly-owned subsidiary of SLAC, having its own distinct board structure (the "Domestication"). Amongst other things, Domestication was intended to improve the efficiency of the Group's Canadian operations and enhance competitive position by reducing costs, minimising the impact of anticipated changes in regulatory capital requirements for foreign companies operating in Canada on a branch basis and by clarifying and enhancing governance practices (through having a distinctive board structure and local governance). The Domestication was completed on 31 December 2004. SLAC's Canadian branch will be maintained for the time being to hold structured settlement business that could not be transferred out of the branch as part of the demutualisation-related restructuring.

[34] Source: OSFI Annual Returns.

3.2 Market

Canada is the world's fourth largest pensions market globally with total pension assets under management of approximately CAD$873 billion in 2004[35]. It is also the world's eleventh largest life insurance market with CAD$51.6 billion in gross written premiums[36] in 2004. The Canadian total retail wealth market represented over CAD$1.9 trillion in assets in 2004[37], the latest date for which such information is available. Life and health insurance gross written premiums amounted to CAD$26.9 billion in 2004, while variable investment products and group and individual fixed annuities comprised gross written premiums of CAD$24.7 billion in 2004[38].

Canada's life assurance and pensions insurance market is highly competitive and participants include: (i) insurance companies offering a full range of employee benefit plans for groups and wealth management and insurance products for individuals; (ii) large domestic banks offering wealth management products and, in some cases, ancillary insurance operations; (iii) mutual fund companies offering wealth management products; and (iv) other participants in the financial services industry such as independent dealerships, consulting houses, portfolio managers and full service brokers that cater to specific segments of the market.

Approximately 100 companies sell life, pensions and health insurance in Canada[39]. A number of these companies have international operations. In recent years, most of the largest domestic insurance companies have completed their transformation into shareholder-owned enterprises and are now listed on the stock market. Several large mergers and acquisitions have concentrated the market between three major insurance companies, which now account for approximately 61% of the Canadian life assurance market in terms of gross written premiums and deposits (excluding mutual funds) in 2004[40].

The principal products offered in Canada are retirement products, including annuities, pension plans, registered retirement savings plans and registered retirement income funds ("RRIFs"), and group and individual life and health insurance. Over the last several years, savings and retirement products have shifted towards products offering equity market appreciation instead of fixed rate returns. In the pensions market, DB pension plans made up 93% of total funds under management in 2004 with the balance mainly being DC pension plans[41]. The retail wealth market is highly concentrated in the affluent market segment, which is composed of Canadian households holding 69% of all wealth assets[42]. A "lifecycle" focus, where providers design their offering to ensure a seamless transition from accumulation to payout products is expected to be the continuing trend in the future.

All Canadians are covered by the federal government old-age security scheme which provides a minimum level of retirement support. However, the combination of declining population growth and an ageing population is expected to increase the emphasis on private sector solutions to cover pension and health costs and individual retirement provision. These trends, together with greater sophistication and knowledge of employees relating to retirement needs, mean that the pension market is expected to continue to grow.

Prior to 2005, the Income Tax Act (Canada) imposed limits on investments in foreign property by many Canadian retirement plans. Foreign property included shares and debt of issuers who were not resident in Canada and also interests in certain pooled or mutual fund trusts that themselves held foreign property. Foreign property did not include insurance company segregated fund products irrespective of whether returns under these products were based on assets that would have been foreign property if held directly by a retirement plan. The foreign property limits for Canadian retirement plans were eliminated in 2005. Canadian retirement plans therefore have the ability to increase investments in assets that would have

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[35] Source: Investor Economics 2005 Household Balance Sheet Report – 15/06/05.

[36] Source: Canadian Life and Health Insurance Association Key Statistics – 02/2005.

[37] Source: Investor Economics 2005 Household Balance Sheet Report – 15/06/05.

[38] Source: Canadian Life and Health Insurance Association Key Statistics – 02/2005.

[39] Source: Mergent Industry Reports.

[40] Source: OSFI Annual Returns.

[41] Source: Investor Economics 2005 Household Balance Sheet Report – 15/06/05.

[42] Source: Investor Economics 2005 Household Balance Sheet Report – 15/06/05.

constituted foreign property prior to 2005, including investments in pooled or mutual fund trusts that compete with insurance company segregated fund products. The removal of these restrictions therefore levels the playing field for trust and insurance products.

The Canadian life assurance and pensions market is regulated at both a federal level and provincial level, with Canada's ten provincial regulators focused on market conduct.

Life, pensions and health insurance products are distributed through a diverse range of channels including general agents, brokers, financial advisors and employee sales forces of life insurance companies. Though several Canadian banks have insurance subsidiaries, Canadian law prohibits banks from selling most types of insurance directly through their branch networks. Retail investment products are principally distributed through direct channels and investment dealers.

3.3 Strategy

The dominant position of the three main providers in the market means that it is increasingly important for Standard Life Canada to differentiate clearly its products and services in order to succeed in the market. In this respect, Standard Life Canada intends to capitalise on its areas of strength, particularly its pensions expertise, its disability management skills and its leading position in annuities, and to continue to enhance its product offering by capitalising on its product innovation, in particular, in group and individual savings and retirement and payout products, money management and risk management expertise. In this way, it will seek to drive product profitability and increase the value of new business. The Directors believe that Standard Life Canada has consistently provided high quality customer service (for example, between 2003 and 2005, its average annual client retention ratio has varied between 95% and 95.7%) and this will form the basis of its growth strategy, which will focus on high retention and client loyalty and growing funds under management. Standard Life Canada also intends to enhance its operational strength, streamlining its processes and using technology to continue to improve its effectiveness and efficiency. In addition, Standard Life Canada intends to concentrate on expanding its distribution reach into non-traditional channels and strengthening existing relationships with its most valued distributors.

Standard Life Canada intends to refine and target its distribution strategy in the coming years as it develops its new business acquisition strategy in the group savings and retirement area. It will continue to target the defined contribution market, in particular medium to large schemes, expand its efforts in the small to medium defined benefit market and expand into new product segments, such as the Group RRIF sector. Standard Life Canada will also continue to develop its in-house member services unit, which provides communication, education and hotline services for pension plan members, and seek to sell group retirement products and its individual insurance, savings and retirement products to such persons through it.

3.4 Products

Standard Life Canada's product range covers three broad categories: (i) group savings and retirement; (ii) individual insurance, savings and retirement; and (iii) group insurance. The table below shows APE for Standard Life Canada's key product categories for FY 2005 and FY 2004:

	APE[1]	APE[2]
	FY 2005[3]	FY 2004
	12 months	13.5 months
	(unaudited)	
	£millions	
Product category:		
Group savings and retirement	89	78
Individual insurance, savings and retirement	71	69
Group insurance	24	26
Total	**184**	**173**

(1) *(Source: Group management information systems.)*

(2) *(Source: Historical Financial Information.)*

(3) *Single premium and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.*

Group savings and retirement

Standard Life Canada's group savings and retirement products comprise occupational pension plans (both defined contribution and defined benefit), which it offers to institutional customers as part of their benefits packages for employees, and "payout" products which are similar to annuities in the United Kingdom. The group savings and retirement market accounted for 48% of Standard Life Canada's APE in FY 2005.

Pensions

Standard Life Canada was ranked third in the pensions market with a total market share of 15% in 2004[43], the latest date for which information is available, in terms of assets under management. Standard Life Canada offers integrated, "lifecycle" pension solutions, specially tailored defined contribution and defined benefit pension products to employers, employees and the intermediaries which principally distribute them in the medium to large segment of the market. The product offering incorporates a wide range of services such as asset management, record-keeping, educational and seminar training, member communications and tools, administration and compliance monitoring.

Standard Life Canada endeavours to distinguish itself in this market by offering a number of innovative product features, including an asset allocation model, which combines both risk and retirement lifespan elements for DC pension plan products, and a well-developed selection of "webtools", which make it easy for both employee plan members, as well as employer plan sponsors, to manage the investment portfolio of the relevant pension plan and perform a variety of other functions. With regards to defined benefit products, Standard Life Canada provides both a "bundled" product offering (combining investment, trust, administration, investment selection and actuarial services) through its Group Consulting team for the small defined benefit market and an "unbundled" product (providing investment management or a multi-manager investment platform) for defined benefit assets administered by third parties.

Payout

The Canadian "payout" market is similar to the UK annuities market and is dominated by insurance companies. Standard Life Canada holds the number one position with a 29% market share in terms of premiums in FY 2005[44]. It offers annuities and Group RRIFs. Annuities can be deferred or paid-up with a fixed annuity amount set at the outset which cannot be changed subsequently. A Group RRIF is similar to an annuity but has a variable payout amount selected by the relevant member with additional features including flexibility over the investment mix and different payout options. Only a small number of providers offer Group RRIFs in Canada at present.

Individual insurance, savings and retirement

Standard Life Canada is ranked fourth in the individual savings and retirement market, with a 10.1% market share in terms of new business APE in FY 2005. Among insurers, Standard Life Canada is ranked first in the individual annuity market, with a 33.7% market share in terms of new business APE in FY 2005[45]. In the retail insurance market, Standard Life Canada ranked ninth on the basis of new annualised premiums for life and critical illness cover[46] and had a 0.7% market share of new business in the Canadian mutual funds market[47] in 2005. The combined retail market (individual savings and retirement and life assurance) accounted for 39% of Standard Life Canada's insurance business APE in FY 2005 (annuities and savings accounted for 26% and life assurance accounted for 13% over the same period)[48]. Standard Life Canada's individual insurance, savings and retirement products can be sub-divided into four broad categories which cater to wealthy Canadians (professionals, self-employed persons, corporate executives and retirees) in the pre- and post-retirement market: (i) savings products; (ii) mutual funds; (iii) life insurance; and (iv) critical illness insurance.

[43] Source: Canadian Life and Health Insurance Association – Annuity Business in Canada 2004.

[44] Source: LIMRA Canadian Pension Survey – 12/2005.

[45] Source: LIMRA Individual Annuity Sales Report – 12/2005.

[46] Source: LIMRA Canadian Individual Life Sales Q4 2005 – 12/2005.

[47] Source: Investor Economics Insight Report – 01/2006.

[48] Source: Internal reporting.

Savings products

Standard Life Canada offers wealth accumulation-type products in the form of term investments where capital is invested at a guaranteed rate of return until maturity, segregated funds, which are variable investment contracts whose performance depends on the selected investment but which offer a minimal guarantee of capital upon maturity or death and other "payout" products. Standard Life Canada also offers structured settlements, which are special annuities payable in the case of injuries where fault has been determined by a court and which are subject to favourable tax treatment. These annuities are taken out by the party found to be liable by the court on behalf of the injured person.

Structured settlements

Structured settlements are niche products and Standard Life Canada is one of only several providers in Canada writing such business. In some cases, SLCC writes these policies in conjunction with the Group's Canadian branch where this type of business requires two insurers (the Canadian branch of SLAC prior to demutualisation and the Canadian branch of SLAL after demutualisation).

Mutual funds

Mutual funds are packaged investment products which consist of variable investments whose value varies depending on the types of funds selected, investment performance and the fees paid by the relevant investor. An innovative feature of the Group's Canadian mutual fund offering is its consultative wholesaling team which assist mutual fund advisers to build their business.

Life assurance

Standard Life Canada offers two products in this area: (i) "Universal Life" (for further information in respect of which, see Section 7.3.2 of Part VIII- "Operating And Financial Review Of The Standard Life Group"), which is an investment and permanent life assurance policy combined in one contract; and (ii) renewable term assurance for either a 10- or 20-year period.

Critical illness insurance

Premiums are guaranteed for the insured's lifetime or for the premium payment period. Benefits are payable according to specific illnesses.

Group insurance

Group insurance products accounted for 13% of Standard Life Canada's insurance business APE in FY 2005, and Standard Life Canada ranked seventh in terms of new business APE in 2005, with a market share of 5.4%[49] in its target market of 50 to 1,000 lives. Standard Life Canada's group insurance offering essentially consists of three primary components: (i) health and dental insurance; (ii) disability insurance; and (iii) life insurance. Group insurance is a one-year term contract which is renewed and re-priced every year. Standard Life Canada's group insurance product is purchased by employers as part of the benefits package that they provide for their employees. It is also purchased by associations and unions for their members.

Standard Life Canada is also incorporating into its group insurance products a range of "health and wellness" tools and services, including employer trend analysis, advice, information and educational facilities, to improve employee health.

3.5 Distribution

The Canadian Operations' principal distribution channels are: (i) insurance brokers; (ii) consultants (national and regional); (iii) independent financial advisers (comprising general and associate agencies, mutual fund dealerships, independent brokers, investment dealerships and national accounts); and (iv) Standard Life Canada's own sales offices. The distribution channels used vary depending on the type of product sold.

Group savings and retirement

Standard Life Canada's group savings and retirement products are predominantly distributed through intermediaries in the following ways: (i) national and regional employee benefit consultants, which account for the majority of Standard Life Canada's sales of group savings and retirement products, principally large

[49] Source: LIMRA Canadian Group Life and Health Fourth Quarter 2005 Sales Report.

cases; and (ii) insurance brokers, which account for the remaining sales, principally in the small to mid-market. The majority of Standard Life Canada's sales of group savings and retirement products are made through the intermediary channel.

Individual insurance, savings and retirement

The Canadian Operations' individual insurance, savings and retirement products are distributed through a variety of intermediary channels which are serviced by its sales offices across Canada. These sales offices offer all products in a "one stop shop" relationship with financial advisers. The intermediaries can be categorised as follows: (i) general and associate agencies (regional networks of financial advisers selling life, savings and retirement products); (ii) mutual fund dealerships (selling mainly investment funds); (iii) independent brokers (specialised brokers who mainly sell life and savings products); (iv) investment dealer firms (selling all financial products); and (v) national accounts (which are similar to general agencies but which operate on a national basis). At present, general agencies are the single most important channel for life insurance and savings products for Standard Life Canada. However, the Directors expect that members of the Mutual Fund Dealers Association and the Investment Dealers Association will become increasingly significant distribution channels for the higher net worth customer profile that Standard Life Canada is targeting in the retail market as such persons move towards retirement. These distribution channels are compensated through payment of commissions and fees.

Group insurance

Group insurance is mainly distributed through insurance brokers which specialise in this type of product and consulting firms. Brokers are the most significant distribution channel. They work on a commission basis and are paid by Standard Life Canada as the insurer. Consulting firms work mostly on a fee-for-service basis and are paid by the relevant sponsor of the plan.

4. Asian Life Assurance and Pensions

Overview

The Group has established joint ventures in India and China and has a subsidiary, SL Asia, in Hong Kong. India and China, in particular, have achieved significant economic growth over the past 10 years (with annual growth rates of 6% and 9%, respectively). This growth, as well as the comparatively low level of penetration of insurance products in two of the world's most populous countries, provide attractive growth opportunities for the Group's business in these markets.

The Group's strategy for its Asian businesses is to continue to grow its joint venture operations in what it regards as two of the key emerging markets in Asia, India and China and to develop SL Asia as a standalone life assurance and pensions business in Hong Kong.

The Group's approach in Asia is to combine its wide-ranging skills and expertise, particularly in asset accumulation and management, with the local market knowledge of its carefully selected partners.

Indian joint venture

The Group operates in India through HDFC Standard Life Insurance Company Limited ("HDFC-SL"), a joint venture with HDFC. HDFC-SL sells a range of individual savings, pensions and protection products as well as a number of group term assurance and savings products, which are distributed through financial consultants, corporate agents, brokers and the branches of HDFC Bank (see below). The joint venture currently has a market share of the Indian life assurance market of approximately 4% on an APE basis. As at 31 March 2006, HDFC-SL operated from 169 branches with over 33,000 sales agents serving over 530 locations across India.

As a result of the liberalisation of the state monopoly on the provision of life assurance products in 2000, the Insurance Regulatory and Development Authority of India has created a competitive environment in a market that offers growth opportunities due to rising disposable income levels and increasing demand for life assurance and asset management products.

The Group's direct shareholding in HDFC-SL is 18.68%. The Group also has a strategic shareholding in HDFC which prevents it from increasing its direct shareholding in HDFC-SL above 18.68%. Currently, Indian regulations do not permit foreign investors to own, directly or indirectly, more than a 26% shareholding in a company undertaking insurance business in India. The Group has entered into a contract to sell its entire shareholding in HDFC and, upon the disposal of the Group's shareholding in HDFC pursuant to this contract, the Group intends to increase its direct shareholding in HDFC-SL to 26%, subject to obtaining all necessary approvals. The Group holds an option to acquire additional shares in HDFC-SL up to parity with HDFC (45% to 49%) once the regulations referred to above are amended, which the Group intends to exercise. SLI also has an investment management joint venture with HDFC. For information in relation to this joint venture, see Section 5.9 below. Please see Section 2.10 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in its Indian joint ventures as a result of demutualisation.

HDFC was incorporated in 1977 as the first specialist mortgage company in India and has since developed into a financial conglomerate with over 200 branches. HDFC owns approximately 22% of HDFC Bank, which was incorporated in 1994 and now has distribution reach through over 500 branches to a customer base of over eight million accounts.

Chinese joint venture

The Group entered the mainland Chinese market in November 2002 by way of a joint venture with TEDA. The joint venture company, Heng An Standard Life Insurance Company Limited ("HASL"), was launched in March 2004. HASL distributes a range of individual savings, protection and term assurance, as well as group protection, products through the four state banks and an employed sales force. New Business APE reached £2 million by 31 December 2005[50]. HASL currently operates from three locations: Tianjin, Qingdao and Beijing. HASL has undertaken significant preparations for branch expansion and is aiming to replicate its branch model in different cities nationwide with consistent operations and business models.

In late 2004, the China Insurance Regulatory Commission lifted the geographic restrictions on the establishment of foreign-invested insurance institutions in China and permitted foreign-invested life insurance companies to carry on health, group and pension/annuity insurance businesses. The Directors believe that this was a critical step in creating a competitive environment for insurance products in China.

HASL has a total paid up capital of approximately RMB 1.3 billion (approximately £100 million) and is the largest and one of the most heavily capitalised joint venture insurance companies in China. In accordance with Chinese foreign investment regulations, the joint venture is on a 50/50 ownership basis, the 50% held by the Group being the maximum allowable foreign holding. TEDA currently holds 50% of HASL equity, 39.9% for itself and 10.1% is held for other Chinese companies.

TEDA is a Chinese government agency responsible for the economic development of Tianjin and has attracted a large number of other major foreign investors in the region, including Motorola, Coca-Cola and Toyota.

Please see Section 2.11 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in its Chinese joint venture.

Hong Kong

The initial purpose of SL Asia was to provide the Group with a presence in Asia from which it could expand into the attractive high growth market of China, whilst the application process for licences in China was ongoing.

Since HASL has commenced trading, the Group intends to develop SL Asia as a standalone Hong Kong business (focusing on unit-linked, UWP and term assurance business through independent brokers) and potentially as a hub for regional expansion in other parts of Asia.

[50] Source: HASL December 2005 accounts.

5. Investment Management

5.1 Overview

The Company's wholly-owned subsidiary, Standard Life Investments, was launched as a distinct corporate entity in November 1998 and was created from the in-house investment management unit of the Standard Life Group. It managed £118.8 billion of funds for both the Standard Life Group (of which £77.7 billion was managed on behalf of UKL&P) and third parties as of 31 December 2005. This had increased to £124.8 billion as at 31 March 2006. Third party funds under management have grown from £5.3 billion as at 15 November 1998 to £31.2 billion as at 31 March 2006. SLI aims to produce superior investment returns for retail and institutional investors (including other business units within the Standard Life Group). SLI's principal office is in Edinburgh and it has additional offices in London, Dublin, Montreal, Boston and Hong Kong as well as representative offices in Seoul and Beijing. It outsourced its fund administration, custody and related services to Citigroup in November 2003 and mutual fund customer administration to Bank of New York in June 2005

SLI has delivered strong investment performance for both retail and institutional clients through its active investment approach. This is demonstrated by the fact that 70% of its funds in the United Kingdom were above peer group median performance for the one year period ending 31 December 2005. In addition, it ranked in the 14th, 20th and 28th percentile over a one, three and five year period, respectively, based on the money-weighted average performance of its funds under management relative to their benchmarks.

SLI has a 49.9% stake in an Indian joint venture with HDFC, HDFC–AM. Please see Section 5.9 below for further information in relation to HDFC-AM.

5.2 Market

Total funds under management for the world's 500 largest asset managers grew 13% in 2004 to reach US$48,800 billion compared with growth of 22% during the previous year[51]. In the United Kingdom, retail funds, in the form of unit trusts and open-ended investment companies ("OEICs"), were managed by 118 companies with approximately 45% of the total retail funds managed by the top 10 managers[52]. Institutional asset managers in the United Kingdom typically manage pension funds for insurance companies and corporates. Investment prospects for the asset management industry are favourable in the medium term. In particular, the ageing of developed countries' populations, the need for increased retirement savings and growing disposable income are likely to underpin demand for asset management products and services.

In recent years, retail and institutional investor attention has become increasingly focused on absolute return and the increased diversification benefits of investing in alternative products such as private equity, property and hedge funds. In addition, the potential for active managers to add value is increasingly being recognised in the general move away from balanced to specialist mandates.

The trend toward diversification has led to faster growth among some of the very largest managers, and also among some smaller, niche managers, reflecting the growing popularity among investors to take two different approaches: investing into passive management, particularly into enhanced indexation products, and achieving portfolio diversification through the use of a greater number of specialised managers. Asset diversification has also helped large multi-strategy managers capable of offering many different products from one platform.

Recent competition in the UK asset management industry has led to more aggressive pricing amongst asset managers who have had to adjust their cost bases accordingly, which, in many instances, has been achieved through the outsourcing of back office functions. Scale has become a driver of industry consolidation, given the potential it provides for fund managers to extract economies of scale as well as broaden the range of products that they can offer. Despite continued mergers and acquisitions activity across the financial services sector as a whole, investment management in the United Kingdom remains a highly fragmented market, given consumer demand for niche providers.

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[51] Source: P&I/Watson Wyatt.

[52] Source: Investment Management Association ("IMA") website.

Depolarisation in the intermediary market for investment products has also increased product choice. A number of banking groups and life assurance companies have embraced "open architecture" platforms, opening up their distribution channels to external suppliers of asset management products, acting as distributors rather than providers of products. The retail distribution landscape has been marked by the rise of the fund supermarket, both for the placing of sales by intermediaries and direct to the public. These are electronic platforms that facilitate the sale and purchase of mutual funds and provide administrative services to intermediaries and investors. Fund supermarkets offer asset managers a lower cost sales channel broadening investor access to a wide range of providers.

5.3 Strategy

SLI's strategy is to continue to develop its investment infrastructure, particularly its distinctive active investment process, and then deploy it repeatedly to generate superior investment performance and returns for its Group and third party clients (both retail and institutional). SLI intends to use its strength and expertise in UK equity and other UK asset classes and pan-European private equity and property to develop its international product offering. SLI is an integral and key element of the Group's overall strategy to build valuable customer relationships, broaden its customer base and to grow the funds it manages on behalf of its customers.

SLI continues to develop its support and client-servicing infrastructure in a cost-effective manner in order to deliver profitable growth. Various support activities have been outsourced, notably fund administration, custody and related services to Citigroup in November 2003 and mutual fund customer administration to Bank of New York in June 2005. This has allowed SLI to concentrate upon its core investment management competencies and to invest resources to enhance its international operational capabilities, including the delivery of new products to new markets, with lower support unit costs.

The successful implementation of SLI's strategy can be seen through SLI's investment record, which has helped to achieve significant inflows of funds from third parties. It also supports the long-term investment and savings products of the rest of the Standard Life Group, offers a source of earnings diversification and growth and enhances the "Standard Life" brand.

5.4 Funds under management

As at 31 December 2005, SLI's funds under management totalled £118.8 billion, which included £1.2 billion managed by HDFC-AM. As at 31 March 2006, SLI's funds under management had increased to £124.8 billion. SLI's largest client is UKL&P, which accounted for £77.7 billion of funds under management as at 31 December 2005. Third party funds have grown from £5.3 billion as at 15 November 1998 to £28.1 billion as at 31 December 2005. As at 31 March 2006, they stood at £31.2 billion. Third party institutional and retail mutual funds under management, whilst representing 23.7% of total funds under management, contributed almost 44% of fund management revenues in FY 2005. Of the growth in funds between 2004 and 2005, 72% can be attributed to improved investment performance and market appreciation and 28% to the securing of new third party investment mandates. Standard Life Investments is the 6th largest UK-domiciled fund manager[53] and as at 31 December 2005 managed 1.8% of the listed UK equity market and 4.1% of the UK listed government and corporate bond market[54]. In addition, as at 31 December 2005, Standard Life Investments was the 11th largest property fund manager in the world (with £10.4 billion of funds under management).

[53] Source: IMA Survey.

[54] Source: Internal SLI reporting.

The table below shows funds under management of SLI as at 31 March 2006, 31 December 2005, 31 December 2004 and 15 November 2003 split between the Group and third parties:

	As at 31 March 2006	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited) £billions		
Funds under management:				
Group	93.6	90.7[1]	77.4	71.3
Third party	31.2	28.1	18.3	15.3
Total	**124.8**	**118.8**	**95.7**	**86.5**

(1) £77.7 billion of funds are managed on behalf of UKL&P, with the remainder being managed on behalf of other Group entities.

(Source: Group management information systems.)

The table below shows funds under management of SLI by asset class as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited) £billions	
Fund split by asset class:			
Fixed interest	41.9	35.4	26.9
Equities	49.2	38.4	40.2
Index Linked	4.1	3.7	2.7
Property	10.4	9.1	7.7
Cash/Other	13.2	9.1	9.0
Total	**118.8**	**95.7**	**86.5**

(Source: Group management information systems.)

The table below shows funds under management of SLI by product type for third party funds under management as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited) £millions	
Product type:			
UK investments:			
Mutual Funds	2,862	2,279	1,853
Private Equity	1,580	936	706
Segregated Funds	5,915	2,663	1,996
Pooled Property Funds	438	192	46
Triple A Money Market Fund	4,421	2,291	1,969
Total UK investments	**15,216**	**8,361**	**6,570**
Total European investments	**29**	–	–
Canadian investments:			
Mutual Funds	1,019	541	347
Investment Counselling	976	998	1,486
Total Canadian investments	**1,995**	**1,539**	**1,833**
Total Asian investments[1]	1,312	1,045	1,031
Total investments	**18,552**	**10,945**	**9,434**
Third party insurance contracts	9,577	7,345	5,816
Total third party funds under management	**28,129**	**18,290**	**15,250**

[1] Represents funds under management in Hong Kong and the Group's share of investments in India.

(Source: Group management information systems.)

5.5 Products

SLI provides a variety of asset management products to both retail and institutional investors. SLI has particular strength in UK equity and other UK asset classes and pan-European private equity and property, although it is increasingly looking to apply the expertise that it has developed in this area to international assets. SLI's key product categories consist of: (i) pooled funds; (ii) segregated funds; and (iii) private equity ("PE") funds. In addition, it offers a range of investment vehicles in specialist asset classes, such as (i) property funds; (ii) mutual funds; and (iii) Triple A funds.

A table analysing gross sales of SLI's investment products for FY 2005, FY 2004 and FY 2003 by geographic segment is set out below:

	Gross sales[1]		
	FY 2005	FY 2004	FY 2003
	12 months	13.5 months	12 months
		(unaudited) £millions	
UK investments:			
Mutual Funds	605	364	341
Private Equity	671	272	229
Segregated Funds	2,173	842	422
Pooled Property Funds	177	–	–
Triple A Money Market Fund[2]	1,925	641	487
Total UK investments	**5,551**	**2,119**	**1,479**
Total European investments[3]	**29**	–	–
Canadian investments:			
Mutual Funds	324	204	140
Investment Counselling[4]	75	54	113
Total Canadian investments	**399**	**258**	**253**
Total Asian investments[5]	**(62)**	**(24)**	**200**
Total worldwide investment products	**5,917**	**2,353**	**1,932**

(Source: Group management information systems.)

(1) New business third party insurance contracts won by SLI, predominantly for TIP, PPIP and group pensions, totaling £1,409 million for FY 2005, are reported externally as insurance contracts and consequently excluded from the table above and reported through life assurance and pensions new business. SLI manages the funds relating to these products.

(2) Due to the nature of the Triple A Money Market Fund, the gross sales shown are calculated using average net client balances.

(3) European investments represents the win of a European segregated mandate in FY 2005.

(4) "Investment Counselling" refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.

(5) Reflects the Group's share of joint venture investment sales in respect of India. As a result of the sales market volatility in India, gross and net sales are calculated as sales less redemptions. Actual Indian gross sales were £4.5 billion in FY 2005, although net sales showed a net outflow of £62 million.

Mutual and specialised funds

Mutual funds allow investment through the purchase of units in an appropriate fund vehicle. SLI's range of mutual and specialised funds includes:

- *Institutional and retail OEICs:* SLI manages a range of OEICs for institutional and retail investors targeted at producing either capital growth or income and which invest in a variety of different asset classes to achieve the desired returns. SLI's institutional OEIC has no initial charge, competitive annual management fees and investors have access to 18 sub-funds, covering global markets. SLI's retail OEICs include many actively managed funds, including growth and income funds as well as those combining both these features. These funds cover the whole investment risk spectrum, allowing investors to decide the level of risk that suits their particular requirements.

- *Investment trusts:* SLI currently manages four investment trusts. These are: (i) a European private equity trust, which invests in European private equity funds run by Europe's leading managers, with a particular focus on those funds that invest in large- and mid-market buyouts and expansion capital; (ii) a small companies trust, which aims to achieve long-term capital growth by investing in UK-quoted mid-sized and smaller companies; (iii) a property income trust, which aims to provide an attractive level of income along with the prospect of capital growth by investing in a diversified UK commercial property portfolio; and (iv) an equity income trust, which seeks to provide shareholders with an above average income with the aim of growing the dividend at least in line with the Retail Price Index ("RPI"), while also achieving capital growth. This trust invests principally in UK equities and may also hold a proportion in fixed interest stocks to supplement income or to provide stability when the outlook for the UK equity market is less optimistic. SLI has also launched two sector-based Jersey Property Unit Trusts ("JPUTs") and raised £177 million from third party investors. For further information in relation to SLI's investment trusts, please see Note 1 (a) to the Historical Financial Information in Section B of Part X – "Historical Financial Information".

In addition to its OEICs and investment trusts, SLI also manages a Luxembourg SICAV and Canadian mutual funds.

Pooled funds

Pooled funds are available to both institutional and retail investors. They give investors access to funds in a more cost-effective manner than some mutual fund and segregated fund structures. SLI's range includes:

- The Trustee Investment Plan ("TIP"), which allows trustees of HM Revenue & Customs-approved occupational schemes to invest in a range of specialist funds. Trustees can invest money held for a defined benefit scheme and any money held for a defined contribution scheme that is not earmarked to provide benefits for particular members; and

- The Personal Pension Investment Plan ("PPIP"), which allows the managers of SIPPs access to a wide range of investment funds.

SLI has launched a Global Index-linked Bond Fund for retail investors and more recently an unconstrained UK equity fund for pooled pension fund investors.

Segregated funds

SLI manages segregated mandates on a specialist or balanced basis. Balanced funds are invested in a diversified range of equities, bonds, property and cash whereas specialist funds are invested only in the markets or asset classes specified by the client. SLI offers several asset classes and strategies. As well as market benchmark targets, SLI also offers a selection of liability-driven investment strategies.

Private equity funds

SLI managed approximately £2.4 billion in private equity funds as at 31 December 2005. These include pan-European listed investment trusts, in-house capital and limited partnerships. SLI is also developing other related products and provides bespoke private equity investment services to segregated clients.

Triple A funds

Triple A funds are types of money market funds. They are mutual funds that invest in short-term debt instruments. They provide the benefit of pooled investments, as investors can participate in a more diverse and high-quality portfolio than they otherwise could individually.

Over the last three years, SLI has been a leading provider of Triple A money market funds (the "Triple A" rating is intended to indicate that the rated funds are of a similar (though not directly comparable) investment quality to an AAA-rated long-term fixed-income product) and liquidity plus funds for corporate clients.

5.6 Distribution

SLI is increasingly successful in growing third party funds by approaching other market segments through its own direct sales force. For example, with institutional investment consultants, SLI is already on a number of the larger and most prominent "buy lists" across several product offerings. Many of its retail funds are also on a wide range of platforms for other distributors, giving access to a broader range of retail investors. As well as SLI's direct sales force, SLI is supported by UKL&P's strong distribution network of intermediaries, which continues to play an important role in distributing SLI's retail investment products, such as mutual funds, through its Sigma platform.

5.7 Investment performance

SLI has delivered better than average performance for the majority of its retail and institutional clients during the five-year period ending 31 December 2005. The table below shows SLI's investment performance for the one, three and five year periods ending 31 December 2005.

	1 Year	3 Year	5 Year
		(unaudited)	
Institutional Funds			
Pooled Pension Funds			
% Above Median*	77	64	61
% Top Quartile*	41	36	28
Number of funds	22	22	18
(Source: CAPS.)			
Segregated Pension Funds[(1)]			
% of funds outperforming respective benchmark	100%	100%	100%
Number of funds	16	9	9
Retail Funds			
OEICs			
% Above Median*	75	61	41
% Top Quartile*	60	33	35
Number of funds	20	18	17
(Source: S&P Micropal.)			
Unit-Linked Pension Funds			
% Above Median*	68	67	78
% Top Quartile*	37	33	39
Number of funds	19	18	18
(Source: S&P Micropal.)			
Unit-Linked Life Assurance Funds			
% Above Median*	56	50	75
% Top Quartile*	25	6	38
Number of funds	16	16	16
(Source: S&P Micropal.)			

* *Relative to performance of fund's peer group.*

(1) *(Source: Group management information systems.)*

Participating with-profits funds

The participating with-profits funds of the Standard Life Group comprise a substantial part of the funds managed by SLI, totalling £39 billion or approximately 33% of funds under management as at 31 December 2005. The benchmark for these funds is set by the Investment Committee by reference to the overall objectives of the funds and comparison with peers. SLI is instructed to add value through active investment management and is given some discretion around these benchmarks.

The weighted average annualised return above these benchmarks that has been achieved over the past one, three and five years is as follows:

	1 Year	3 Year	5 Year
		(unaudited)	
	(%)	(%)	(%)
All Funds	**1.42**	**0.72**	**0.56**

Note: Asia and Canada have not been included in the above returns.

(Source: Derived from Group management information systems.)

A description of the investment management agreement entered into on 17 January 2006 pursuant to which SLI manages substantially all of SLAC's investment portfolio is set out at Section 15 of Part XV – "Additional Information".

Investment process

The Directors believe that SLI is able to differentiate itself by targeting strong and sustainable investment return through its investment process which is based on its "focus on change" investment philosophy. This process involves the early identification of changes in the key drivers affecting share, bond and property markets. This "common investment language" is designed to promote a team-based or "global" approach to investment management, encouraging the deliberate transfer and sharing of investment insights across all asset and investment classes and between all fund managers for exploitation to the best effect.

5.8 Investment infrastructure

SLI's investment infrastructure comprises its staff, both investment managers and support staff, the processes that they operate, the systems that support them and the way these components combine in the various geographical locations in which SLI operates. SLI has invested, and continues to invest, in technology to support its investment process and through this and the outsourcing of administrative services to Citigroup and Bank of New York (see above). As a result, the Directors believe that SLI has the ability, through its investment infrastructure, to manage additional funds at limited incremental cost.

5.9 HDFC-AM

SLI has a 49.9% stake in an Indian joint venture with HDFC, HDFC Asset Management Company Limited ("HDFC-AM"). This joint venture is an investment management business with funds under management of approximately £1.2 billion as at 31 December 2005, primarily from investors resident in India. HDFC-AM became the second largest private sector fund manager in India when it acquired the business of Zurich Financial in 2003. At HDFC's request, the Group has entered into discussions with HDFC regarding the possible sale to HDFC of the Group's interest in HDFC-AM on terms to be agreed. Please see Section 2.10 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in its Indian joint ventures as a result of demutualisation.

6. Banking

6.1 Overview

Standard Life Bank offers mortgage and retail savings products in the United Kingdom, via intermediaries and direct to consumers through telephone and internet-based platforms.

SLB was launched in January 1998 as a wholly-owned subsidiary of SLAC. The Group is one of the few UK life assurance and pensions providers to have a mortgage and retail savings business within its portfolio. The rationale for establishing SLB was to extend the Group's product offering, enabling the Group to position and market itself as a broad range financial services provider seeking to cater for the majority of the financial needs of its potential customers and to create further opportunities in markets to which it previously had no direct access. The retail savings balance of SLB as at 31 December 2005 stood at £4.2 billion. SLB launched its mortgage offering in January 1999 and mortgage balances under management reached £10.6 billion as at 31 December 2005, which the Directors believe provides SLB with the scale it requires to operate competitively in the market. SLB had a market share of 1.1% of outstanding mortgage balances as of 31 December 2005[55].

SLB benefits from a high quality mortgage book. Mortgages upwards of three monthly payments in arrears, including repossessed cases, were 0.14% as at 31 December 2005 compared to the market average of 1.00% according to data provided by the Council of Mortgage Lenders. The quality of its mortgage portfolio is maintained by focusing on credit quality and customer affordability, loan-to-income and loan-to-value multiples (SLB's weighted average indexed loan-to-value ratio as at 31 December 2005 was 55.4%).

As well as retail funding, SLB uses both the wholesale markets and securitisation as sources of funding for its business. SLB's credit ratings are A2/P-1 from Moody's (on review for possible downgrade as a result of the structural changes occurring within the Group as part of demutualisation) and A-/A-2 from Standard & Poor's. Following demutualisation, SLB will be a subsidiary of SLAL, the Group's principal life assurance and pensions operating subsidiary. This will enable it to benefit from SLAL's financial strength and help to ensure that it is able to support its credit worthiness and therefore its credit ratings.

---

[55] Source: Council of Mortgage Lenders market data.

6.2 Market

The UK retail mortgage and savings industry is a competitive market which has been characterised by continuing structural and regulatory changes over recent years. Both the mortgage and retail savings markets continue to attract new entrants including specialised product providers, online banks and established non-financial services companies such as diversified consumer companies and supermarkets.

The UK deposit market is relatively concentrated with the top five deposit providers accounting for 63.9% of total deposits as at 31 December 2004[56], the latest practicable date for which information is available. The retail savings market continues to be competitive, with a number of new entrants in recent years, particularly banks offering internet-only accounts.

The UK mortgage market has expanded significantly over the past few years following a period of rapid house price inflation. UK mortgage balances outstanding were £967 billion as at 31 December 2005, representing an 80% increase over the levels as at 31 December 2000[57]. Although house price inflation eased during 2004 and 2005 with the housing market becoming less buoyant as a result, mortgage affordability remained strong with a robust level of house purchase and remortgage activity and continued growth in the buy-to-let mortgage market in 2005. A continued favourable economic and interest rate environment has also helped to sustain low levels of bad debts, mortgage arrears and repossessions compared to earlier periods.

The UK mortgage market is relatively concentrated, with a high degree of competition amongst the major high street banks and building societies. In 2004, the top 5 mortgage providers accounted for 57% of total balances outstanding and 56% of gross lending[58]. The competitive nature of the UK mortgage market has led providers to expand their mortgage offering beyond traditional products and market segments, for example, into the buy-to-let market. The house purchase and remortgage markets were the largest segments with gross lending in 2005 split as follows: 45% house purchase; 41% remortgage; and 14% further advances[59].

The UK mortgage market has seen a number of regulatory and policy changes in the recent past. Since October 2004, all residential mortgage lending (with the exception of most buy-to-let lending) has been regulated by the FSA, replacing the voluntary mortgage code previously observed. This has placed greater administrative and technological demands on mortgage providers. Other factors which may have a further impact on mortgage lenders and consumers in the future include the FSA's "Treating Customers Fairly" initiative (for further details in respect of which, see Part XIII – "Supervision And Regulation"), Home Information Packs (packs of detailed information about a property, including a Home Condition Report by a qualified home inspector, which will be required to be provided by anyone who markets a residential property in England and Wales from 2007 onwards), Basel II (for further details in respect of which, see Part XIII – "Supervision And Regulation") and the European Mortgage market proposal of the Forum Group on Mortgage Credit, a review body established by the European Commission in March 2003, comprising 48 legislative and non-legislative measures to boost the integration of the EU home loans market, intended to lead to more choice and financial savings for consumers and new opportunities for lenders.

Direct distribution accounted for approximately 47% of gross mortgage lending in 2004, with intermediary distribution accounting for the remainder. The largest area of growth within the intermediary sector has been with mortgage brokers, whose share of gross mortgage lending has increased from an estimated 3% in 2002 to 14% in 2004[60].

[56] Source: Datamonitor, UK Savings & Investments 2005 (07/2005).

[57] Source: Council of Mortgage Lenders market data.

[58] Source: Council of Mortgage Lenders market data.

[59] Source: Council of Mortgage Lenders.

[60] Source: Datamonitor, UK Mortgage Distribution (11/2005).

6.3 Strategy

SLB's strategy is the active pursuit of sustained profitable growth by capitalising on the Group's franchise and brand and exploiting synergies with other businesses within the Standard Life Group. Its distribution channels (without the fixed cost of a branch network), strong intermediary relationships, flexible product design and sophisticated mortgage underwriting (which is designed to better eliminate unattractive risks) all complement each other to assist SLB in its strategy of attracting, and establishing long-term relationships with, financially astute customers from within carefully selected demographic categories.

A key part of SLB's distribution strategy is to utilise the Group's existing distribution channels and to make it efficient for both intermediaries and direct customers to deal with SLB via its advanced, integrated multi-channel delivery capability (whether it be via e-commerce, telephone or a combination of both).

SLB's funding strategy includes maintaining a diverse range of funding to minimise liquidity risk and to ensure an appropriate balance between overall cost and duration of funding. In addition to the retail funding provided by SLB's retail savings book (which includes personal and business accounts as well as cash balances from UKL&P's SIPP product and also life maturities cash savings options), SLB's funding strategy also includes funding its business through borrowing in the financial markets as well as by capitalising on its high quality mortgage book by means of its ongoing securitisation programme.

6.4 Products

SLB offers a number of flexible and innovative mortgage and retail savings products as described below.

Mortgage products

SLB's current range of mortgage products covers residential, buy-to-let and equity-release mortgages. Each of the following product categories has a number of flexible and innovative features which allow customers independently to manage their financial affairs and to tailor their mortgage by giving them the facility to add or remove optional features. There is also the ability to combine elements of product offerings from other businesses within the Standard Life Group as well as selected third party providers where appropriate, including protection, payment protection and home insurance. SLB also encourages greater persistency for its products by seeking to reward customers for their loyalty.

Residential mortgages

SLB's core residential mortgage product is a flexible mortgage with a variety of discounted, variable and fixed rates. Flexible features that can be applied to SLB's residential mortgages include equity release within a limit agreed at the outset (and which can be re-assessed), regular or one-off overpayments and the ability to take repayment holidays. In addition, SLB has constructed an offsetting savings account option linked to its flexible mortgage range, under which, the balance in the associated offset savings account is effectively treated as an overpayment of the outstanding mortgage balance for interest calculation purposes.

Buy-to-let mortgages

Buy-to-let mortgages are aimed at personal property investors holding up to a maximum of 10 properties. SLB offers competitive rates supported by sophisticated underwriting in conjunction with the opportunity for customers to overpay, borrow back and take repayment holidays.

Equity-release mortgages

SLB offers an equity-release (interest roll-up-type) mortgage product aimed at older customers who wish to access the equity in the value of their homes, for example, to assist in their retirement provision by supplementing their income. No capital repayments or interest payments are required during the customer's lifetime and a no negative equity guarantee is provided which safeguards the customer (i.e. the customer does not have to repay any more than the market value at either the point of sale of the property or death). In addition, there is a flexible draw down feature which allows the customer to increase the amount of their loan against agreed limits for the first five years from taking out the product and thereafter subject to reassessment.

Retail savings products

SLB offers personal and business savings accounts which offer competitive interest rates and provide customers with the ability to transact directly with SLB either over the telephone or via the internet.

These accounts are immediate access accounts (where customers can make withdrawals or perform other transactions without having to give prior notice), fixed term accounts (where withdrawals can only be effected on the expiry of the fixed term) or notice accounts (where no penalty withdrawals can only be effected on the giving of a specified period of notice).

SLB also offers its customers flexible and innovative features, for example, the ability to "pool", whereby customers (and their family or friends) with the same type of account (in terms of notice period and plan) may pool the funds in their accounts to take advantage of a higher interest rate as a result of their larger pooled funds.

SLB's pricing policy is to pay a sustainable competitive rate but with no guarantees on the general interest rate level.

6.5 Distribution

The primary distribution channels for SLB are intermediaries and direct to consumers using SLB's telephone and internet-based platforms. 85% of mortgage business is placed via intermediaries, with the remaining 15% being placed by customers directly. Whilst it is envisaged that the intermediary channel will continue to be the primary source of business, it is expected that business placed directly by customers will grow as a result of SLB's focus on, and development of, an online facility allowing customers to apply for or to tailor their mortgages. SLB is continually enhancing its e-commerce offering to both intermediaries and consumers.

The majority of SLB's retail savings business is derived directly from customers either by telephone or over the internet.

7. Healthcare

7.1 Overview

Standard Life Healthcare offers private healthcare and medical insurance ("PMI") products in the United Kingdom to three market segments: small-to-medium enterprises ("SMEs"), individuals and large corporates which SLH accesses through its own direct sales force, IFAs, specialist intermediaries and direct marketing. Previously named Prime Health Limited, SLH was acquired by the Group in 1994. The Group's rationale for diversifying into PMI insurance provision was that, in having a small, innovative provider in this market, the Group would be able to offer healthcare solutions as an additional element of its wider protection insurance product offering to individual and corporate customers. As at 31 December 2005, the total amount of annualised in-force premiums was £191.5 million with 411,000 lives insured.

In March 2006, SLH completed the acquisition of the UK PMI business of FirstAssist. FirstAssist provides a complementary fit with SLH's customer base adding further scale to SLH's presence in the SME and large corporate markets, and was an element of the strategy to create a healthcare business with sufficient scale to achieve a competitive cost structure. The transaction increased the value of SLH's annualised in-force premiums and lives insured by approximately 48% (to £284 million and 635,000, respectively[61]) and makes SLH one of the largest private medical insurers in the United Kingdom with a market share of 8.5% in terms of the total amount of in-force premiums as at 31 March 2006.

SLH currently operates from offices in Guildford, Stockport and Bournemouth, employing over 870 staff. Following completion of the acquisition of the PMI business of FirstAssist, SLH intends to relocate its head office to Bournemouth and to close its Guildford office by mid-2008. SLH intends to operate from Bournemouth and Stockport thereafter.

7.2 Market[62]

The UK PMI market produced total gross written premiums of approximately £3.0 billion for FY 2004, the latest practicable date for which information is available, and insured 6.6 million lives. Insurance cover is purchased either directly by individuals (who tend to be from the more affluent segments of the population) or by employers, who pay the premiums on behalf of the individual as part of the overall employee benefits package.

[61] Estimate based on internal calculation as a result of SLH's acquisition of the PMI business of FirstAssist.

[62] Unless otherwise stated, all data referred to in this Section originates from the Laing & Buisson Health & Care Cover UK Market Sector Report 2004.

The two largest providers of PMI in the United Kingdom represent almost 65% of the market. The market continues to attract new entrants and remains relatively fragmented. Consequently, it is becoming ever more important for providers to differentiate themselves to attract new, and retain existing, business. The shift in the corporate market in particular to product solutions focused on "prevention over cure", provides opportunities to do this and to achieve profitable growth through the development and incorporation of "healthcare solutions" into products.

In the near term, economic conditions in the United Kingdom are expected to continue to drive corporate demand for healthcare cover. In the longer term, the general level of demand for PMI will likely depend on a number of factors including the success of the NHS in reducing waiting times and offering full consumer choice in service and the generation of continuing efficiencies in private hospital treatment. The ability of PMI providers to market innovative products and to manage costs efficiently will also affect their ability to benefit from such factors.

Intermediaries have an established position in the company-paid PMI markets in which there are over 100 intermediary firms active. Intermediation is less common in the individual market due to lower commission levels and the significant time required to provide tailored quotations to individual customers. Individual policies are typically sold direct by insurers through sales forces or by direct mail, telephone and the internet.

7.3 Strategy

SLH's strategy is centred on it providing an extensive and flexible range of "healthcare solutions", rather than being solely a provider of insurance products. As such, SLH places emphasis on developing its health and well-being preventative offering through its relationship with Vielife Limited and other third parties. The Directors believe that SLH benefits from a high quality product range designed specifically to complement the Group's UK proposition. In particular, SLH uses its existing products and will develop new products to maximise sales and customer retention opportunities in its business and with other parts of the Group, particularly with SLB, where certain of SLH's products are expected to be used increasingly to add value to SLB's product offering and thereby aid customer retention on SLB's mortgage and retail savings accounts. SLH's product offering is underpinned by the high quality service it provides to both customers and intermediaries.

7.4 Products

SLH, in common with its principal competitors, sells a range of PMI products offering different levels of cover and benefits within each product category to three different customer segments: (i) the SME segment; (ii) the individual segment; and (iii) the large corporate segment. All types of product are renewable each year. The SLH product portfolio is weighted towards the individual and SME segments. However, it continues to write some business in the larger corporate segment as the ability to write business across all segments is viewed as being important amongst the intermediaries which SLH uses to distribute a proportion of its products (see below for further details).

SLH has grown steadily through offering innovative products, value for money and an efficient administration and claims service. A recent innovation has been the offering of a "switch" option for its individual customers which allows them to transfer their health insurance from competing providers to SLH easily with identical terms to those offered by their previous insurer. The healthcare solutions offered by SLH include traditional PMI plans and a range of healthcare services that either complement or are built into its core PMI products. SLH's flagship PMI product range is offered across its three customer segments. There are varying types of plan which range from the comprehensive to the more streamlined, which charges a reduced premium. In addition, SLH offers FirstAssist's range of PMI products to SMEs and large corporates. SLH offers full cover on all its products.

In addition to its core PMI product range, SLH also offers a range of products directed at the growing self-pay market, that is, to individuals willing to pay a greater excess on their policy in the event of a claim in order to take advantage of reduced premiums in return. It also offers a range of cash plan products which are administered by a third party on SLH's behalf. The cash plan products insure against a specified number of defined risks, for example, the costs of certain ancillary types of medical treatment risk, such as dental or optical treatment and overnight hospital stays.

7.5 Distribution

SLH uses four primary distribution channels to sell its products, including the FirstAssist Values range. These comprise: (i) its direct sales force; (ii) IFAs; (iii) specialist intermediaries; and (iv) direct marketing. SLH's direct sales force accounted for 48% of SLH's product sales, direct marketing accounted for a further 14% and intermediaries, including specialist consultants, accounted for 38%[63] in FY 2005. Historically, FirstAssist's product range was sold exclusively through intermediaries.

SLH's direct sales force consists of 79 self-employed appointed representatives, all registered with the FSA. This direct sales force gives SLH direct access to individual and SME customers.

Sales to SMEs are made through both the direct sales force and intermediaries with sales to larger corporate customers typically made through specialist employee benefit or actuarial consultants or directly through the human resources department of the relevant corporate customer.

8. The Group's information technology

The Group's information technology has been a key strength in enabling it to operate efficiently and effectively for a number of years and the Group has made, and continues to make, focused investment in its IT systems. The Directors believe that the Group's IT delivers cost-effective technological solutions to support the Group's business units and efficient and responsive service to distributors and customers, which has contributed to the Group's reputation for high quality customer service.

The Group's IT delivers applications and services to the Group's distributors and customers in a number of ways, including through the internet, by telephone and by mail in the form of single, integrated platforms in each business unit. The Group's IT systems have grown organically along with the Group, with a mixture of in-house developments and package use and, as a result, the Group has avoided some of the IT complexity that can arise from a history of mergers and acquisitions. The Group has significant development expertise which has enabled it to build its market-leading SIPP proposition in-house.

A core part of the Group's IT platform consists of its highly regarded "service-orientated architecture" ("SOA"). SOA is a means of breaking applications down into their component parts and ensuring that those components, called "Business Services", are developed consistently using standard design patterns. This means that Business Services which have been developed for one application can be re-used in others. Nearly 500 Business Services, such as the ability to provide agent details, produce statements and maintain addresses, are available for re-use in this way and can be used across multiple delivery channels, whether the request is received via the internet, telephone or mail and whether it is made by an individual policyholder, intermediary, employer or employee. This has a number of benefits, including reducing costs, development time, maintenance effort and risk, whilst increasing consistency of results and speed to market for new products and services. To date, the Group has been able to re-use 65% of its services, contributing to savings in the region of £8.7 million in development costs[64].

Furthermore, since 2002, transaction rates have increased by over 1,000%. SOA has enabled this additional volume to be processed without needing to increase the number of operations staff. In addition, SOA has provided a framework where applications and infrastructure are separated, enabling them to evolve independently of each other, allowing for future flexibility and reducing development costs and risks to the Group.

The Group received a Gold Medal from the British Computer Society in 2005 in recognition of its use of SOA and it is used as a global reference site for SOA by IBM. Forrester Research, a leading independent IT research company, has recognised the Group's IT as best practice with regard to its SOA.

Distributor and customer service and support

The Group's IT supports various industry portals and online services to intermediaries. For the Group's key intermediaries, the ability to link to their back office systems has also been provided, encouraging closer working relationships. The Group intends to use IT services to encourage financial intermediaries to adopt its technology and to add increased functionality and further investment options to its products and platforms.

[63] Source: Group management information systems.

[64] Source: Business Service Re-use Report dated May 2006.

In addition, a range of services have been developed to support intermediaries, customers, employers and group pension scheme administrators and trustees in their interaction with the Group. These allow automation of new member processing and regular payments as well as self-servicing of many information requests and changes providing greater convenience whilst reducing the Group's costs. The number of online applications (as a percentage of the total number of applications received) to join group pension schemes has increased from 45% in September 2005 to 62% in April 2006.

The Group also provides internet services to individual policyholders via its website, including enabling them to view their policy details.

Cost-effectiveness

The Group's IT is also important in reducing operating costs and, as a consequence, improving its competitive standing with intermediaries. As the Group lowers its operating costs through its innovative use of technology, its key intermediary distributors also have the opportunity to lower theirs and thus improve their profitability. In this way, the Group's IT can help to foster intermediary loyalty and thereby secure competitive advantage for the Group.

In addition to the cost benefits associated with SOA, the Group has undertaken a number of "straight through processing" initiatives designed to further reduce costs, minimise the risk of errors occurring in customer interactions, improve response times and generally enhance the service the Group provides to its customers. For example, the Group has embarked on an initiative to migrate mail-based customer and distributor contact to the telephone and internet and has introduced a central document storage and distribution system which has been instrumental in reducing the time taken to handle and deliver mail to UKL&P. The same system can also be used when receiving requests via the telephone, e-mail or through the internet, providing an integrated response regardless of the method of customer contact.

9. Investments

9.1 General

The overall financial strength of the Group and the results, both current and future, of its life assurance and pensions business are in part dependent upon the quality and performance of its various investment portfolios.

9.2 Total investments

The following table shows the Group's investments as well as the other assets of the Group as at 31 December 2005. In addition, at that date, the Group had £5,018 million of external retail mutual funds under management (£2,862 million in the United Kingdom, £1,019 million in Canada and the remainder in India). In this table, investments are valued as set out in Notes (i) and (o) of the Accounting Policies and Notes 12 and 17 of the Notes to the Group's IFRS Historical Financial Information set out in Section A of Part X – "Historical Financial Information".

	Group	
	31 December 2005	31 December 2004
	£millions	
Assets:		
Investments in associates and joint ventures	2,608	1,891
Investment property	9,907	8,779
Property and equipment	590	699
Deferred tax assets	75	43
Reinsurance assets	779	617
Loans and receivables	12,496	12,171
Derivative financial assets	247	230
Investment securities:		
Equity securities and interests in pooled investment funds:		
Listed	42,747	34,754
Unlisted	854	740
Equity securities and interests in pooled investment funds	**43,601**	**35,494**
Debt securities at fair value through profit and loss:		
Listed	37,366	32,596
Unlisted	6,386	4,834
Held to maturity debt securities:		
Listed	78	132
Debt securities	**43,830**	**37,562**
Other:		
Intangible assets	44	27
Deferred acquisition costs	290	269
Other debtors	1,342	1,392
Cash and cash equivalents	4,451	2,840
Total assets	**120,260**	**102,014**

(Source: Historical Financial Information.)

Included in the equity securities and interests in pooled investment funds of SLAC are amounts relating to investment contracts with SLIF, which is a subsidiary of the Group.

The aggregate amount of debt securities expected to be settled after twelve months from the balance sheet date is £41,918 million (FY 2004: £35,360 million).

The following table shows the key investment securities split by country as at 31 December 2005.

	UK	Canada	Ireland	Germany	Other	Total
			(unaudited) £millions			
Investment property	5,985	677	–	–	3,245	9,907
Equity securities	36,300	5,149	890	519	743	43,601
Debt securities	35,614	6,199	1,373	636	8	43,830

(Source: Group management information systems.)

9.3 Net investment returns

The following table shows the net income from the investments of the Group's continuing operations by asset category for the periods indicated.

	FY 2005	FY 2004
	£millions	
(a) Financial instruments other than those at fair value through profit or loss		
Interest income		
Cash and cash equivalents	126	173
Loans and receivables	710	691
Held to maturity debt securities	9	11
Other	1	–
	846	875
Impairment losses (recognised)/reversed	(1)	2
	845	877
(b) Losses on foreign exchange	(6)	(26)
(c) Financial instruments at fair value through profit and loss		
Net unrealised gains/(losses)		
Equity securities	4,109	840
Debt securities	597	719
Derivative financial instruments	(45)	217
Other	–	(10)
	4,661	1,766
Net realised gains/(losses)		
Equity securities	4,756	4,071
Debt securities	2,643	2,194
Derivative financial instruments	(307)	(376)
Other	7	(5)
	7,099	5,884
(d) Investment property		
Rental income	587	600
Net unrealised gains	991	674
Net realised gains	200	117
	1,778	1,391
Total net investment return	**14,377**	**9,892**

(Source: Historical Financial Information.)

Included within interest income is £1 million (FY 2004 : £1 million) in respect of interest income accrued on impaired financial assets. Included in net realised gains/(losses) on financial instruments at fair value through profit or loss are dividends on equity securities of £1,121 million (FY 2004 : £920 million) and interest income on debt securities of £2,021 million (FY 2004 : £1,985 million).

The Group holds certain derivatives to hedge part of its investment portfolio. The gains/(losses) of these derivatives have been included in the unrealised and realised gains/(losses) of the respective underlying assets.

9.4 Insurance investment strategy and objectives

The Group's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Where the nature of underlying liabilities, level of capital and local regulatory requirements permit, the Group tends to invest its assets predominantly in equities, fixed income and property.

9.5 Management of insurance funds

The Group manages its insurance funds principally through its fund management business, Standard Life Investments.

In each of the Group's business units, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with SLI fund managers who are responsible for implementing the specific investment strategy through their local fund management operations. Governance of the internal fund management arrangements is achieved by means of a number of arm's length investment management agreements.

9.6 Investments relating to UK insurance business

Strategy

Under UK regulatory requirements, there is a need to produce and document principles and practices of financial management for with-profits business ("PPFM"). For SLAL, the PPFM which will be applied to the Heritage With-Profits Fund must be consistent with the core principles relating to the management of the Heritage With-Profits Fund set out in the Main Scheme (the "Core Principles"). The Core Principles state, amongst other things, that the investment policy for the Heritage With-Profits Fund and the bonus philosophy applied to policies invested in with-profits, must:

- Be determined as if the Heritage With-Profits Fund were a separate mutual company with access to specified amounts and types of regulatory capital and assets equal to the value of the realistic liability, if any, in respect of certain types of financing arrangements designed to accelerate the emergence of Shareholder Cashflows and with no obligation to transfer shareholder cashflows out of the Heritage With-Profits Fund or to distribute the residual estate, that is, the surplus assets in the Heritage With-Profits Fund;

- Have regard to the nature of the liabilities attributed to the Heritage with-Profits Fund, including the guarantees on policies invested in with-profits, and seek to match the liabilities in respect of non-profit policies with assets of an appropriate nature and term; and

- Have regard to the reasonable expectations (as modified by the Main Scheme, if applicable) of with-profits policyholders and the duty to treat them fairly.

Having regard to the need to comply with the Core Principles and the PPFM, the Heritage With-Profits Fund's with-profits assets are invested in a wide range of assets, including UK and overseas equities, property holdings, fixed interest stocks and cash deposits. As part of the exposure to such asset classes, the fund managers may use derivatives as an investment tool, subject to predetermined guidelines.

The assets backing UK with-profits policies' asset shares include those allocated to a number of notional sub-funds. Particular categories of with-profits business are allocated to particular notional sub-funds. As described in this Section, in determining its investment strategies, the Group operates within constraints which are reviewed regularly by the Directors. Within these constraints, the Group currently follows a number of different investment strategies in the different notional sub-funds for the assets backing UK with-profits policy asset shares, with the strategy (for example, mix of assets) applying to a particular class of policy and/or sub-fund depending on the nature of the relevant liabilities and, in particular, the level of any guarantees provided. These sub-funds and/or the groups and categories of policies allocated to them may be varied from time to time to ensure an investment strategy deemed appropriate by the Directors is being followed in respect of particular classes of business.

The assets backing overseas with-profits policies are likewise invested in accordance with strategies appropriate to the relevant liabilities.

Investment decisions balance risk and expected return. In general, the higher the risk, the higher the expected return. The need to maintain an adequate financial position for the Heritage With-Profits Fund constrains the maximum amount of risk that can be taken in search of higher returns.

Within this constraint it can be appropriate to have different risk limits for groups of with-profits assets that back different liabilities. For example, for policies with guaranteed minimum returns, the more the Group invests in assets like equities and property, the more capital must be set aside within the Heritage With-Profits Fund to cover the possibility of net investment returns being lower than the guaranteed minimum. The amount of capital required depends on the extent of the guarantees provided.

In light of the amount of available capital, it can be necessary as investment market conditions change to adjust the proportions invested in assets like equities and property to ensure that risks remain within acceptable limits. For example, in certain circumstances (e.g. following a sudden or sustained drop in investment values), it may be necessary to reduce significantly the proportion of assets backing UK with-profits policy asset shares invested in equities and property.

In assessing the availability of capital in the Heritage With-Profits Fund for the purpose of determining investment strategy, the obligation to transfer future shareholder cashflows out of the Heritage With-Profits Fund is disregarded. This means that the investment strategy for the Heritage With-Profits Fund will take account of the availability of these cashflows as capital under stressed conditions.

In setting investment strategy, the Group takes into account a number of factors, including:

- The obligations of SLAL under the PPFM and its duty to treat customers fairly;
- The balance between risk and expected return;
- The need to maintain an adequate financial position for the Heritage With-Profits Fund;
- The aim to invest in a wide range of asset classes;
- The nature of the liabilities in the Heritage With-Profits Fund, including guarantees; and
- The need to maintain suitable liquidity.

In normal circumstances the Group would expect to make any large changes to the asset mix gradually.

For the Group's UK pensions annuities business and other non-participating business, the objective is to maximise profits within the constraints of the investment policy as approved by the Board. The investment policy includes appropriate investment guidelines and limits that take into account the duration of the liabilities, the solvency position of the Company and the risk appetite of the Group. The strategy, as set out within the investment policy, is to invest in fixed income securities of appropriate maturity dates.

For the Group's unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations that the Group has made to its unit-linked product policyholders.

Counterparty exposures

In addition to having a geographically diversified equity portfolio, SLAC also has a wide exposure to UK equities, which broadly mirrors the FTSE All-Share Index. As at 31 December 2005, the five largest counterparty exposures to which SLAC's long term insurance funds were exposed to are shown below:

			Comprising		
Rank	**Institution**	**Exposure**	**Equities**	**Bonds**	**Cash**
			(unaudited) £millions		
1.	Royal Bank of Scotland Group	1,017	458	274	285
2.	HSBC Holdings	749	513	235	2
3.	HBOS	738	348	240	150
4.	Barclays	604	322	249	33
5.	Vodafone Group	539	502	37	–
	Total	**3,647**	**2,143**	**1,035**	**470**

(Source: Management Information – Quarterly Funds Report.)

PART VII

MANAGEMENT AND EMPLOYEES

1. Board of Directors

The Directors of the Company, each of whom is also a Director of SLAC, are as follows:

Director	Function
Sir Brian Stewart	Non-executive Group Chairman
Sandy Crombie	Group Chief Executive
Kent Atkinson	Non-executive Director
Lord Blackwell	Non-executive Director
Gerry Grimstone	Non-executive Group Deputy Chairman
John Hylands	Executive Director
Trevor Matthews	Executive Director, Chief Executive of Life & Pensions, UK and Europe
Alison Mitchell	Non-executive Director
Jocelyn Proteau	Non-executive Director
Alison Reed	Group Finance Director
Keith Skeoch	Executive Director, Chief Executive of SLI
Hugh Stevenson	Non-executive Director

Each of the Directors' business address is the Company's registered office at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

1.1 Directors' details

Sir Brian Stewart, CBE, CA, 61, was appointed Director in April 1993. He was appointed Chairman in July 2003. He is also Chairman of Scottish & Newcastle plc.

Sandy Crombie, FFA, 57, was appointed Director in January 2000 and Group Chief Executive in January 2004. He joined Standard Life in 1966 and was Chief Executive of Standard Life Investments from its launch in 1998 until his appointment as Group Chief Executive.

Kent Atkinson, 61, was appointed Director in January 2005 and is Chairman of the Audit Committee. He is also currently Senior Independent Director of Coca-Cola HBC S.A. and telent plc and is a non-executive director of Axalto N.V. He is chairman of the audit committee of all three companies.

Lord Blackwell, PhD, 53, was appointed Director in January 2003 and is Chairman of Life and Pensions, UK and Europe. He is Chairman of Interserve plc, Senior Independent Director of Slough Estates plc, director of SmartStream Technologies Limited and a Board Member of the Office of Fair Trading. He is also a special adviser to KPMG's Corporate Finance Practice, Chairman of the Centre for Policy Studies Limited and an active member of the House of Lords.

Gerry Grimstone, 56, was appointed Director in July 2003 and Deputy Chairman in March 2006. He holds a number of non-executive positions including Dairy Crest Group plc and the Chairmanships of Candover Investments plc and F&C Global Smaller Companies plc.

John Hylands, FFA, 54, was elected Director in April 2002. He joined the Standard Life Group in 1979 and was Group Finance Director between December 2001 and June 2005. Previously he was General Manager (Marketing) between 1994 and 2001. He is currently leading the demutualisation programme.

Trevor Matthews, FIA, FIAA, ASA, 54, was appointed Director in July 2004. He joined the Standard Life Group in July 2004 and is currently Chief Executive of Life & Pensions, UK and Europe. He previously held the role of President and Chief Executive Officer of Manulife in Japan and prior to that was the Executive Vice President of Manulife's Canadian operations.

Alison Mitchell, 53, was appointed Director in December 2000. She is a well-known UK personal finance journalist, having presented BBC Radio 4's 'Moneybox' programme for many years and been a financial presenter of BBC TV's 'Breakfast Time' and ITV's Budget programmes. She has written several popular financial books.

Jocelyn Proteau, 59, was appointed Director in August 2003 and is Chairman of SLCC. He has worked for much of his career in the mutual sector of the Canadian financial services industry. He holds a number of non-executive positions and is Chairman of Technologies 20/20 Inc. and Chairman of Capital ABTB Inc.

Alison Reed, ACA, 49, was appointed Group Finance Director in June 2005. She joined the Standard Life Group from Marks & Spencer Group plc, where she was Group Finance Director. She is a non-executive director and Chairman of the audit committee of British Airways plc and was a non-executive director of HSBC Bank plc from 1996 until 2004.

Keith Skeoch, FSI, FRSA, 49, was appointed Director in March 2006. He is Chief Executive of Standard Life Investments. He joined Standard Life Investments in 1999 after nearly 20 years' investment experience at James Capel & Co. Limited in a number of roles, including Chief Economist and Managing Director International Equities.

Hugh Stevenson, 63, was appointed Director in June 1999 and is the Company's senior independent Director and Chairman of Standard Life Investments. He is Chairman of Equitas Limited and of The Merchants Trust plc and is also a non-executive director of the Financial Services Authority. From 1992 to 1998, he was Chairman of Mercury Asset Management Group plc.

1.2 Terms and conditions of employment of executive Directors

Service agreements of executive Directors

The terms and conditions of employment of each executive Director are set out in the following service agreements:

- A service agreement between Sandy Crombie (1) and Standard Life Employee Services Limited ("SLESL") (2) dated 31 March 2006. The current salary payable under the agreement is £707,000 per annum;

- A service agreement between Alison Reed (1) and SLESL (2) dated 29 April 2005. The current salary payable under the agreement is £454,500 per annum;

- A service agreement between Trevor Matthews (1) and SLESL (2) dated 9 April 2006. The current salary payable under the agreement is £505,000 per annum;

- A service agreement between John Hylands (1) and SLESL (2) dated 11 April 2006. The current salary payable under the agreement is £343,880 per annum; and

- A service agreement between Keith Skeoch (1) and SLI (2) dated 3 April 2006. The current salary payable under the agreement is £350,000 per annum.

All of the service agreements referred to above are governed by the law of Scotland. The remuneration payable under each of these service agreements is set out in Section 8 of Part XV – "Additional Information". Save for the arrangements described below, none of the executive Directors is entitled to compensation payments if their employment is terminated.

In order to ensure consistency of contractual arrangements for the executive Directors, in 2005, the Group undertook an exercise to review and standardise executive terms and conditions of employment. As a result of this review, the executive Directors entered into the service agreements referred to above. In summary, the key features of these agreements are as follows:

- Asymmetrical notice period (six months from the Director, 12 months from the relevant employing company);

- Provision for payment in lieu of notice through monthly instalments (if required);

- Post-termination restrictions;

- Provision for the Remuneration Committee to authorise discretionary payments from annual bonus and long-term incentive plans in the event of termination of employment; and

- The facility to suspend all or any of the Director's duties and powers on terms the relevant employing company considers expedient for a maximum of six months in aggregate (except in the case of Alison Reed, where this maximum period is not included in her service agreement).

The new service agreements do not contain any provisions which vary or otherwise affect the amount of remuneration to which any of the Directors is entitled.

John Hylands' service agreement does not contain the provisions referred to above (with the exception of the post-termination restriction relating to the solicitation of critical employees). Should his employment be terminated at the end of the demutualisation process, he will receive a termination payment equating to one year's "package" ("package" refers to annual bonus, long-term incentive plan, pension and other benefits). This payment would not be discharged by instalments. The nature of the post-termination restrictions and the facility to suspend duties and powers in John Hylands' service agreement are also different to those in the other service agreements to reflect these termination arrangements.

Termination of service agreements

In accordance with the provisions of the Combined Code, each executive Director's service agreement is terminable on 12 months' written notice. Each executive Director's employment can be terminated by making a payment equal to the salary and pension contributions and the value of other contractual benefits due to the relevant executive Director in lieu of any unexpired notice period. This payment may be paid in instalments. These provisions do not apply to John Hylands.

Restrictions following termination of service agreements

For six months from the date on which notice of resignation is served by the relevant executive Director or notice of termination of employment is given by SLESL or SLI as appropriate (whether such notice is worked or the relevant executive Director is placed on Garden Leave), the relevant executive Director may not compete with specified companies within the Standard Life Group by soliciting business, canvassing customers and/or accepting orders for the provision of "Restricted Goods" or "Restricted Services" (both terms as defined in the service agreement applicable to the relevant executive Director). In addition, the executive Director may not be employed, engaged or at all interested (except as a "Minority Holder" (such term as defined in the service agreement applicable to the relevant executive Director)) in a business or entity which is engaged in the provision of the "Restricted Goods" or "Restricted Services" referred to above. These provisions do not apply to John Hylands.

Where no notice is given or received, the above restrictions apply for a period of six months following the actual date of termination. These provisions do not apply to John Hylands.

For a period of 12 months following the actual date of termination, the relevant executive Director is prohibited from soliciting away from, or inducing any person to leave, employment within Standard Life Group companies specified within the relevant service agreement where such person was, on the actual date of termination, a "Critical Employee" (as such term is defined in the service agreement applicable to the relevant executive Director).

Garden Leave

Following notice of termination of employment being given or received, SLESL or SLI, as the case may be, may, at its sole discretion, place the relevant executive Director on "Garden Leave" (as such term is defined in the service agreement applicable to the relevant executive Director) for a period of up to six months (except in the case of Alison Reed, where this maximum period is not included in her service agreement). These provisions do not apply to John Hylands.

Compensation for loss of office

There is no current or proposed arrangement in connection with the Proposal for any payment or other benefit to be made or given to any Director as compensation for loss of office or as consideration for or in connection with his or her retirement from office, or in respect of his or her endorsement of the Proposal.

Neither demutualisation nor the flotation will trigger the early payment of any annual bonus and no annual bonus will be awarded purely as a result of the flotation.

Save as disclosed above, there are no existing or proposed service agreements or consultancy agreements between any of the Directors and any member of the Standard Life Group and there is no current or proposed arrangement in connection with the proposal for any of the service agreements referred to above to be amended in any respect.

1.3 Terms and conditions of employment of non-executive Directors

The non-executive Directors do not have contracts of service with SLAC. They are appointed under a letter of appointment. Each of the non-executive Directors is appointed for an initial term of three years and, if his or her appointment is renewed pursuant to the terms of the letter of appointment applicable to such Director, such Director's term of appointment typically will continue for two further periods of three years, although the Board may invite the non-executive Director to serve for an additional period. The date of first appointment for the Chairman and each non-executive Director is as follows:

Sir Brian Stewart	27 April 1993
Kent Atkinson	26 January 2005
Lord Blackwell	24 June 2003
Gerry Grimstone	22 July 2003
Alison Mitchell	16 December 2000
Jocelyn Proteau	26 August 2003
Hugh Stevenson	16 June 1999

Details of non-executive Directors' remuneration are set out in Section 8 of Part XV – "Additional Information".

Neither the Chairman nor any of the non-executive Directors is entitled to compensation on leaving the Board.

2. Senior management

The current members of the senior management team of the Standard Life Group and of the principal businesses are the executive Directors listed above and:

Joseph Iannicelli, HBA, BAS, 44, has been President and Chief Executive Officer of SLCC since January 2005. He joined the Standard Life Group in 1992 and has held a variety of strategic, marketing and sales roles of increasing responsibility, including Senior Vice President, Group Insurance; Vice President Marketing, Group Life and Health; Regional Sales Manager, Group Insurance. Prior to joining the Standard Life Group, he worked for an international insurance company in a senior sales role.

Anne Gunther, FCISB, ACIB, 51, has been Chief Executive of Standard Life Bank since March 2002 and has specialist skills in directly-provided financial services, including contact centres and e-commerce, as well as operations, marketing and strategy development. Before joining Standard Life Bank, she was Managing Director of Direct Channels at Lloyds TSB (covering all retail channels for non-branch-based banking, such as contact centres, ATMs, internet and automated telephony). The early part of her career was spent with NatWest plc, culminating in her appointment there as Head of Telephony. In 2004, in recognition of her leadership in deploying innovative technologies and perfecting the design of the user interface to transform banking services and broaden the access channels for bank customers, the University of Edinburgh awarded her the Degree of Doctor *honoris causa.*

Mike Hall, DMS, MCMI, C.Dir, 51, joined Prime Health (now Standard Life Healthcare) in May 1997 as Assistant Managing Director and in October 1998 was appointed Managing Director. He became Chief Executive of Standard Life Healthcare in December 2001. He has worked in healthcare for approximately 30 years, of which 12 years have been spent in the public sector and 18 years in the private sector.

Marcia Campbell, 47, has been with the Standard Life Group since 1990, performing a variety of strategic and operational roles. She is currently Group Operations Director, responsible for managing Strategy, IT, Facilities, Legal and Human Resources. She is also responsible for the Group's operations in the

Asia Pacific region. Prior to working in the Standard Life Group, she worked for an international management consultancy at which she was appointed to the position of Director of UK Operations.

For details of the remuneration payable to members of the senior management team of the Standard Life Group referred to above, please refer to Section 8 of Part XV – "Additional Information".

3. Corporate governance

The Standard Life Group has established clearly defined corporate governance procedures. As SLAC is a mutual company, the Directors were not required to comply with the revised Combined Code on Corporate Governance (the "Combined Code"), as issued by the Financial Reporting Council in July 2003. However, the Directors fully support the principles of strong corporate governance and chose to implement all relevant elements of the Combined Code. Except as disclosed in Section 3.4 below, the Directors consider that the Group complies with the Combined Code. There is a programme to ensure compliance with the Combined Code following Admission which also ensures that there is an ongoing process to identify, evaluate and manage the significant risks faced by the Group in accordance with the supplemental guidance issued in the Turnbull Report. Compliance with the Combined Code is regularly reviewed by the Nomination and Governance Committee and the Board and compliance with the risk management and internal control framework is regularly reviewed by the Audit Committee and the Board.

3.1 Organisational structure

The organisational structure of the Standard Life Group comprises a Group Corporate Centre and business units, including subsidiary companies and branch operations. Authority for managing the Standard Life Group is delegated to the Group Chief Executive and in turn to the executive Directors and senior managers referred to above. For each subsidiary, the appropriate senior managers have been appointed as directors. The boards of principal operating subsidiaries also include an appropriate number of non-executive Directors of the Company (see Section 3.9 below). The management of the Group Corporate Centre and each business unit is the responsibility of the relevant directors and senior management.

3.2 Board of Directors

The roles and responsibilities of the Board, as well as those of the Chairman, Deputy Chairman, Group Chief Executive, non-executive Directors, Senior Independent Director and the executive Directors, are set out in a formal Board Charter. Certain matters are specifically reserved for decision by the Board. These include approval of the objectives and strategies of the Group and approval of significant changes in the Group's capital or corporate structure or in its structures of management or control. The Board, comprising the Chairman, five executive Directors and six non-executive Directors, meets on a monthly basis to consider key business issues. When necessary, the Board will meet more frequently. Directors receive relevant briefing papers in advance of Board and committee meetings, and receive regular reports on the Group's financial position, key areas of the Group's business operations and other material issues.

3.3 The roles of the Chairman and Group Chief Executive

The division of responsibilities between the Chairman and Group Chief Executive is clearly defined and the roles are separate. The respective responsibilities are documented in the approved Board Charter. The Chairman is responsible for the leadership of the Board and the Group Chief Executive for the management of the Group. In discharging his responsibilities, the Group Chief Executive is advised by the executive Directors and senior managers of the business units and the Group Corporate Centre.

3.4 Directors' independence

The Board has a majority of non-executive Directors. The Board considers all of the non-executive Directors to be independent in character and judgment. There are no relationships or circumstances which are likely to affect the independent judgment of any of these Directors. The Chairman has been a Director of SLAC since 1993. Given the long-term nature of much of the Group's business, the Board considers that such length of service is important to the balance of the Board. He is also Chairman of Scottish & Newcastle plc, a FTSE 100 company. Upon Admission, this appointment as Chairman of the Company will not comply with provision A.4.3 of the Combined Code. The Board has reviewed and considered the Chairman's commitments and is satisfied that he has sufficient time to devote to his position as Chairman of the Company.

The Board has asked Sir Brian Stewart to continue as Chairman until the Company is fully established as a publicly listed company and this he has agreed to do. The Board will put in place a process to appoint a successor, which will be consistent with best practice in corporate governance, at the appropriate time.

3.5 The Company Secretary

All Directors have access to the advice and services of the Company Secretary. He is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring that Board procedures are followed, and relevant regulations observed.

3.6 Committees of the Board

SLAC has established a number of committees of the Board to perform specific functions in relation to the governance of the Group. Each of these committees has formal terms of reference which are included in the Board Charter approved by the Board. These terms of reference also take into account the relevant Smith and Higgs guidance. The Company has established equivalent committees, with equivalent membership and terms of reference, which will operate from the Effective Date. Each of the Board committees is authorised to seek, at the expense of the Group, appropriate professional advice both from within and outside the Group whenever it considers this necessary.

All committees of the Board are chaired by and have a majority of, or exclusively comprise, independent, non-executive Directors. The current composition of committees of the Board:

Audit	Kent Atkinson (Chairman), Lord Blackwell, Gerry Grimstone, Jocelyn Proteau
Remuneration	Gerry Grimstone (Chairman), Hugh Stevenson, Lord Blackwell
Nomination and Governance	Sir Brian Stewart (Chairman), Sandy Crombie, Gerry Grimstone, Jocelyn Proteau, Hugh Stevenson
Investment	Hugh Stevenson (Chairman), Kent Atkinson, Gerry Grimstone, Alison Mitchell

Audit Committee

The chairman of the Audit Committee previously served as the Group Finance Director of Lloyds TSB plc and is also currently chairman of the audit committees of Coca-Cola HBC S.A., telent plc and Axalto N.V. The Directors believe that the chairman of the Audit Committee has recent and relevant financial experience.

Role of the Audit Committee

The Audit Committee's remit is to consider matters relating to the financial reporting arrangements of the Group, its internal and external audit arrangements and its internal control and compliance arrangements and to make appropriate recommendations to the Board. The Audit Committee meets at least four times a year, although it will meet more frequently when required. At least once a year, it meets with the external and internal auditors without management being present. Audit Committee meetings are also attended by invitation by the Group Chief Executive, Group Finance Director, Group Chief Accountant, Group Internal Audit Director and Director, Group Risk and Compliance.

The Audit Committee reviews the financial statements of the Group, the regulatory returns of relevant subsidiaries and any formal statements on financial performance. This review incorporates consideration of the significant accounting policies, estimates and judgments applied in the financial statements, changes made to these during the period, and the view of the external auditors. The Audit Committee considers the effectiveness of the Group's internal audit function and monitors the external auditors' independence and objectivity and the effectiveness of the external audit process. It receives regular updates from the Group ORC and Group ALCO. The Audit Committee also reviews the arrangements by which employees of the Group may, in confidence, raise concerns about possible impropriety in matters of financial reporting or other matters under the Audit Committee's remit and ensures that any concerns are independently investigated and that appropriate follow-up action is taken. In undertaking its duties, the Audit Committee is authorised by the Board to obtain any information it requires from any Director or employee of the Group.

External audit

The Audit Committee approves the statutory audit fees annually. A policy is in place which supports and safeguards the objectivity and independence of the auditors, taking into consideration relevant professional and regulatory requirements, so that the services provided are not impaired by the provision of certain allowed non-audit services. The policy prohibits the auditors from performing certain types of non-audit services and ensures that where non-audit fees are significant, they are subject to the prior approval of the Chairman of the Audit Committee.

The Audit Committee reviews annually a report provided by the external auditors confirming their independence and objectivity within the context of regulatory requirements and professional standards.

The Audit Committee assesses the qualification, expertise and resources of the external auditors in order to assess their effectiveness. It considers the scope and planning of the external audit of the Group, reviewing the findings with the external auditors. It also approves the terms of engagement and remuneration to be paid to the external auditors for audit services and reviews and agrees the engagement letter issued by the external auditors at the start of each audit.

The Audit Committee has responsibility for making a recommendation to the Board on the appointment, reappointment and removal of the external auditors.

Internal audit

The Audit Committee assists the Board in fulfilling its responsibilities relating to the effectiveness of the internal audit function. The Audit Committee reviews the internal audit programme and ensures that the resources of the internal audit function are adequate, considers the scope and planning of the internal audit of the Group and reviews any findings with the internal auditors. The Audit Committee approves the appointment or termination of appointment of the Group Internal Audit Director.

Remuneration Committee

The Remuneration Committee considers and makes recommendations to the Board on the remuneration policy and rewards for the Chairman, the executive Directors and senior executives. It reviews the remuneration policy regularly and reviews the design of, and targets for, any performance-related pay schemes of the Directors. The Remuneration Committee normally meets at least twice a year and the Group Chief Executive normally attends the meetings.

The Remuneration Committee receives independent advice on remuneration policy from a number of external advisers as well as receiving advice from the Group Chief Executive, the Group Operations Director, the Human Resources Director and the Compensation and Benefits Manager concerning the implementation of remuneration policy.

Nomination and Governance Committee

The Nomination and Governance Committee keeps under review the size, structure and composition of the Board. It also reviews both the executive and non-executive leadership needs of the Group, with a view to ensuring the continued ability of the Group to compete effectively in the marketplace. The Nomination and Governance Committee also assists the Board in relation to general corporate governance issues and reviews regularly the corporate governance arrangements of the Group. It normally meets at least twice a year, or when required to make recommendations to the Board on new Board appointments and to carry out other activities related to the composition and effectiveness of the Board.

When considering new appointments, the Nomination and Governance Committee evaluates the balance of skills, knowledge and experience of the Board, and following this, prepares a description of the role, including the capabilities required. Once a role description has been agreed, the Nomination and Governance Committee interviews suitable candidates and makes appropriate recommendations to the Board. The process used to determine Board appointments includes the use of external search consultants.

The Nomination and Governance Committee approves processes for succession planning which take into account the skills and expertise required by the Board and senior management within the Group, to allow the Group to operate effectively.

The Nomination and Governance Committee also reviews annually the time commitment required from non-executive Directors and is satisfied that they have sufficient time to meet their commitment to the Group. The formal letter of appointment received by non-executive Directors is available from the Company Secretary.

On behalf of the Board, the Nomination and Governance Committee oversees the formal annual review process to assess how well the Board, its committees and Directors are performing and how their respective performances might be improved. This review assesses performance against the relevant terms of reference. The process involves the use of questionnaires and interviews with all Board members to gather information, followed by a review discussion. The review also assesses the performance of each Director and the contribution he or she makes against agreed performance objectives.

With regard to governance, the Nomination and Governance Committee reviews the Charters of the Board and the boards of the principal subsidiaries and makes recommendations to the Board where appropriate. The Nomination and Governance Committee also keeps under review the corporate governance arrangements of the Group, having regard to regulatory and legal requirements and relevant generally accepted corporate governance standards. In addition, the Nomination and Governance Committee reviews the Group's overall compliance with the Combined Code and the related disclosures made by the Directors in the Annual Report of the Company.

Investment Committee

The Investment Committee meets regularly to review and report to the Board on matters relevant to the management of, and investment activities in relation to, the Group's non-linked funds. The Investment Committee is also responsible for reviewing the policies and guidelines concerning the role of Group companies as active institutional shareholders. With effect from the Effective Date, the Investment Committee's duties will be expanded to cover the Group's shareholder funds also. The Investment Committee normally meets at least four times a year. The Chief Executive Officer of Standard Life Investments attends meetings of the Investment Committee, together with appropriate members of staff of Standard Life Investments.

3.7 Management committees

SLAC has established a number of management committees to perform a number of specific functions in relation to the management and governance of the Group. Each of these committees has formal terms of reference. On the Effective Date, these committees will become management committees of the Company. These committees consist of the Group Executive Committee and Disclosure Committee described below and the Group Asset and Liability Committee and Group Operational Risk Committee, which are described in Part IX – "Quantitative And Qualitative Disclosures About Risk".

Group Executive Committee

The Group Executive Committee's ("GEC's") terms of reference are to support the Group Chief Executive in his role of managing the Group's activities on a day-to-day basis. The membership of the GEC comprises the Group and business unit chief executive officers, Group Finance Director, the executive Director leading the demutualisation programme and the Group Operations Director. The GEC's duties are to make recommendations to the Group Chief Executive and, through him, to the Board and/or appropriate Board committees, on all relevant matters, including:

- The Group's objectives, strategy and structure;
- The annual plans and operating and capital expenditure budgets of the Group;
- The management structure of the Group and the relationships between Group companies;
- The performance of the Group against its approved plans and budgets;
- The Group's communications with members, other stakeholders (including relevant regulatory authorities) and the general public;

- The Group's arrangements for the development of senior executives and for succession planning at senior levels; and

- Group policies.

Disclosure Committee

The members of the Disclosure Committee are the Chairman, the Deputy Chairman, the Group Chief Executive, the Group Finance Director, the Group Corporate Affairs Director and the Company Secretary and General Counsel. The role of the Disclosure Committee is to consider the disclosure treatment of information which has been identified within the Group as potentially requiring disclosure and to ensure that disclosures which are required to be made are accurate and made on a timely basis. The Disclosure Committee has formal terms of reference which have been approved by the Board.

3.8 With-Profits Committee

The board of SLAL has established a With-Profits Committee. Membership of this committee will comprise two non-executive Directors (Kent Atkinson and Lord Blackwell) and an independent Chairman (Niall Franklin) who is a fellow of the Faculty of Actuaries, and who has recent relevant experience in the conduct of with-profits business and the fair treatment of with-profits policyholders.

The role of the With-Profits Committee is to monitor and advise the board of SLAL on the management of the Group's with-profits business, providing independent judgment as required. Its duties include advising the board on setting and changing the criteria for exercising discretion in relation to with-profits business; monitoring and advising the board on the exercise of any discretion in relation to with-profits business; monitoring and reporting to the board on how any competing or conflicting rights and interests of with-profits policyholders and shareholders could be, or have been, addressed; reviewing and advising the board on the PPFM and any proposed changes to them to ensure that with-profits policyholders are treated fairly and that their interests are effectively protected; and monitoring and reporting to the board on compliance with the PPFM. Such report may, at the Committee's discretion, be appended to the Company's report to its with-profits policyholders.

3.9 Subsidiary governance and management

Each of the subsidiaries of SLAC has its own board of directors. Following Admission, SLAL will also have its own board of directors and the membership of the boards of the Company's principal operating subsidiaries will also include non-executive Directors of the Company. The boards of each of the Company's principal subsidiary companies will adopt board charters equivalent to the Board Charter. In these charters, the boards of the principal subsidiary companies will acknowledge the requirements to refer certain matters to the Board of the Company for approval, to comply with Group policies and to report to the Board of the Company on the implementation of these requirements.

3.10 Continuing obligations post-Admission

With effect from the Effective Date, the Board will adopt a code of practice and procedural manual in relation to its compliance with the continuing obligations requirements of the Listing Rules. The effectiveness of the procedures and processes put in place to satisfy these requirements will be reviewed regularly by the Audit Committee.

3.11 Model Code

The Company has adopted a code of securities dealings in relation to the Ordinary Shares which is based on, and is at least as rigorous as, the Model Code as published in the Listing Rules. The code adopted applies to the Directors and other relevant employees of the Group.

4. Employees

The following table sets out the number of FTEs of the Group as at 15 November 2003, 31 December 2004 and 31 December 2005.

	Number of Full Time Equivalent Employees		
	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)	
By geographic location:			
United Kingdom	7,454	8,223	10,174
Other Europe	681	686	672
Canada	2,215	2,346	2,361
Rest of world	55	69	88
By business line:			
Insurance and Group corporate centre	9,057	9,797	11,802
Investment management	633	667	668
Banking	715	860	825
Total employees	**10,405**	**11,324**	**13,295**

(Source: Group management information systems.)

In the United Kingdom, the staff who work in the Group's UKL&P and Group Corporate Centre operations are employed by the Group's central employee services company, SLESL. Standard Life Investments, Standard Life Bank and Standard Life Healthcare, however, each employ their own staff on a direct contract basis. Internationally, staff who work for Standard Life Investments and its wholly-owned subsidiaries are employed by SLI or the relevant subsidiary, while all others are employed by a branch of SLESL or a branch or wholly-owned subsidiary of the Company. Employees of the Group are also entitled to participate in a number of share incentive schemes. Please see Part XV – "Additional Information" for further information in relation to such schemes.

PART VIII

OPERATING AND FINANCIAL REVIEW OF THE STANDARD LIFE GROUP

The following is a discussion of the Standard Life Group's financial condition and results of operations as at 31 December 2005, 31 December 2004 and 15 November 2003 and for the 12 months ended 31 December 2005 (FY 2005), the 13.5 months ended 31 December 2004 (FY 2004), and the 12 months ended 15 November 2003 (FY 2003) and of the material factors that have affected or may affect the Group's ongoing and future operations. The European Embedded Value (EEV) results in this Section have been prepared based on the provisions of the Main Scheme and have been reported on by the Group's Consulting Actuaries, Watson Wyatt in Part XII – "Consulting Actuaries' Report".

The discussion of the Group's financial condition and results of operations is based on IFRS financial information for FY 2005 and FY 2004 and on UK GAAP financial information for FY 2004 and FY 2003 extracted without material adjustment from the relevant HFI included in Part X – "Historical Financial Information". As IFRS differs in certain material respects from UK GAAP, a description of the principal differences between IFRS and UK GAAP is set out in Section 8.3 – "Reconciliations of the Standard Life Group's balance sheet and income statement reported under IFRS and UK GAAP" which includes a reconciliation of differences to show the transition from UK GAAP to IFRS as at 31 December 2004 for the balance sheet and for FY 2004 for the income statement. See also Note 40 of the IFRS HFI included in Section B of Part X – "Historical Financial Information".

Some of the information contained in the following discussion, including information with respect to the Standard Life Group's plans and strategies for its business and expected sources of financing, contain forward-looking statements that involve risk and uncertainties. Investors should read "Forward-Looking Statements" for a discussion of the risks and uncertainties related to those statements and should also read Part I – "Risk Factors" for a discussion of certain factors that may affect the Group's business, results of operations or financial condition.

This Part VIII is broken into sections covering the following:

- An overview of the Group's business, which includes a description of the effects of the Group's strategic review and repositioning and of the Main Scheme and the new structure of the Group (Section 1);
- A discussion of the general industry factors affecting the Group's results of operations and financial condition (Section 2);
- A discussion of the Group's change in period–end in 2004 (Section 3);
- A discussion of the Group's insurance and investments new business results, which provide a guide to the level of business the Group is writing (Section 4);
- A description and discussion of the Group's EEV results, which provide a measure of value reflecting the long term nature of the Group's operations (Section 5);
- A description of the critical accounting policies under IFRS which have a material impact on the Group's results of operations (Section 6);
- A discussion of the Group's results of operations for FY 2005 and FY 2004 under IFRS and the Group's results of operations for FY 2004 and FY 2003 under UK GAAP, in each case for the Group and by business segment as well as the basis of preparation for such results (Section 7);
- A description of the principal differences between UK GAAP and IFRS in order to illustrate the major differences between the two accounting bases (Section 8);
- A discussion of the Group's Pro Forma results, which illustrates the Group's results of operations for FY 2005 had the Main Scheme and the anticipated post-demutualisation fund structure been in place as at 1 January 2005 (Section 9);
- A discussion of the Group's capital resources and liquidity (Section 10);
- A discussion of the Group's Q1 2006 trading performance and future prospects (Section 11); and
- The Group's dividend policy (Section 12).

1. Overview

1.1 Introduction

The Standard Life Group is a financial services group whose principal activities consist of the provision of life assurance and pensions, investment management, banking and healthcare insurance products. The Group uses the "Standard Life" name to promote, market and sell financial products in these sectors.

Today, the Group is one of the largest life assurance and pensions providers in the UK, with net earned premiums (£3.5 billion) and deposits received under investment contracts (£6.9 billion) totalling £10.4 billion for FY 2005 and total funds under management for Standard Life Investments of just under £125 billion as at 31 March 2006. The Group intends to be a leader in savings and investments using its strengths to take advantage of significant change in its key markets and to create sustainable increases in value for shareholders and customers. For further information on the Group's key strengths and strategy, see Part VI – "Information about the Standard Life Group – The Standard Life Group – Key strengths" and Part VI – "Information about the Standard Life Group – The Standard Life Group – Strategy".

Life assurance and pensions

The Standard Life Group has a significant position in the UK life assurance and pensions market, having written £908 million of new business APE in 2005, representing a market share of 8.4%. The Group's share of new business APE written through IFAs in 2005, the principal distribution channel for life assurance and pensions products in the UK, was 11.1%. In addition, the Group is the fourth largest life assurance and pensions provider in Canada, with new business APE of £184 million in FY 2005[1].

The Group also has life assurance and pensions operations in Germany, Ireland and Hong Kong and interests in life assurance and pensions joint ventures in India and China.

Investment management

The Group's investment management business is principally operated by Standard Life Investments, which managed £124.8 billion of assets for both the Group and third parties as at 31 March 2006. Third party funds under management have grown from £5.3 billion as at 15 November 1998 to £31.2 billion as at 31 March 2006.

Through Standard Life Investments, the Group also has a 49.9% interest in an investment management joint venture in India.

Banking

The Group's UK banking business is operated by Standard Life Bank, which offers a range of mortgages and retail savings products. Standard Life Bank had mortgage balances under management of £10.6 billion as at 31 December 2005.

Healthcare

The Group's UK healthcare and private medical insurance business is operated by Standard Life Healthcare. SLH has recently expanded through the acquisition of the private medical insurance business of FirstAssist, which completed in March 2006. SLH (including FirstAssist) had annualised in-force premiums of £284 million (estimate based on internal calculation as a result of SLH's acquisition of FirstAssist) and 635,000 lives insured as at 31 March 2006.

1.2 Strategic review and repositioning

In early 2004, the Standard Life Group appointed a new Group Chief Executive and undertook a strategic review of the Group's UK and overseas businesses. In addition to the need to access external capital, this review recognised that it was necessary for the Group to take a number of steps to improve profitability, and, in particular, to reposition UKL&P in order for the Group to achieve profitable growth and to compete successfully in the UK long-term savings market.

[1] Source: OSFI Annual Returns and Group management information systems.

Following the strategic review initiated at the beginning of 2004, the Group decided to:

- Reprice products and manage the Group's capital more effectively by placing greater emphasis on more profitable products using less capital, including shifting from regular premium to single premium products and decreasing investment risk by reducing the number of products written with guarantees;
- Change the commission structure on pension products in an effort to improve profitability;
- Diversify the Group's distribution channels;
- Reduce costs, primarily through process efficiencies and reducing headcount by some 3,000 jobs in the United Kingdom;
- Lower investment risk and capital requirements by reducing the exposure to equity assets backing SLAC's with-profits business;
- Improve financial strength through the issue of subordinated debt capital totalling £815 million;
- Focus the Group's business units on profit generation; and
- Strengthen the management team (a new Chief Executive Officer of Life & Pensions, UK & Europe was appointed in 2004 and a new Chief Financial Officer in 2005).

While implementing these changes, the Group has maintained a stable level of new business written.

Strategic review and repositioning of UK Life Assurance and Pensions

The Group's repositioning strategy has principally focused on UKL&P and consisted of three principal elements:

- Restructuring UKL&P's cost base and infrastructure underpinning its business;
- Targeting more profitable market segments and changing UKL&P's product mix accordingly; and
- Reducing its reliance on the "traditional" IFA distribution channel and exploring new distribution opportunities post-depolarisation.

For further information about the specific actions taken to effect the repositioning strategy for UKL&P, see Part VI – "Information about the Standard Life Group – UK and European Life Assurance and Pensions – UK Life Assurance and Pensions – Repositioning". The first two elements of this repositioning strategy impacted the Group's financial results over the past two years, with the greatest impact seen in FY 2005.

In line with the first element of the repositioning strategy, UKL&P decreased its staff and administrative costs by £110 million to £365 million in FY 2005 from £475 million in FY 2004 due in large part to the significant reduction in staff costs as the benefits of the headcount reductions made by the Group in FY 2004 were fully realised. Other cost reductions and improvements in efficiency also contributed and included reducing sales branches to 24 as at 31 December 2005 from 39 as at 15 November 2003, implementing automated and other efficiency procedures in customer services as well as reduced marketing spend.

In connection with the second element, UKL&P significantly reduced commission levels paid to IFAs for some of its products, which contributed to a shift away from individual pensions products. New business on an APE basis for such products fell to £135 million in FY 2005 from £248 million in Calendar 2004. These measures significantly contributed to UKL&P's improvement in profitability in FY 2005. As part of its product repositioning, UKL&P is focusing on higher margin products and lines of business within products which are more capital efficient (such as SIPP, investment bonds and nil commission group pensions products) and are typically single premium products. In FY 2005 compared to Calendar 2004, new single premium business increased by 23% and new regular premium business declined by 7%. These trends have continued into the first quarter of 2006. See Section 11 – "First quarter 2006 trading performance and future prospects". As well as lowering new business strain, SIPP and investment bonds, which accounted for much of the change in mix, shift substantially all the investment risk to policyholders. SIPP and investment bonds took in £1,109 million and £1,117 million of single premium business, respectively, in FY 2005 compared to £394 million and £945 million, respectively in FY 2004. The improvement in margins was evident as new business contribution before tax improved from a negative contribution of £151 million in FY 2004 to a positive contribution of £27 million in FY 2005.

UKL&P has also begun to diversify its distribution channels through establishing partnerships with multi-tie distributors and corporate partners such as banks and by further developing its direct sales force. Although the impact of such steps has not had a material impact on the results during the periods under review, the proportion of new businesses APE sold through banks and other new channels, direct sales and through consulting actuaries increased to 24% in FY 2005 from 15% in FY 2003.

Strategic review and actions taken and to be taken across the Group

Pursuant to its strategic review, the Group implemented a cost reduction programme, which included the reduction in headcount by some 3,000 jobs in the United Kingdom and took steps to eliminate inefficiencies and excess capacity within the Group. Of total staff reductions made between FY 2004 and FY 2005, 89% related to reductions in the United Kingdom, with the balance in international operations.

The overall reductions in staff and administration costs for the Group as a whole were less than at UKL&P as the UKL&P cost savings were offset in large part by increases at SLI and corporate centre costs as well as certain one-off costs experienced in FY 2005. For additional discussion on costs and expenses See Section 7.2 – "Results of operations – Consolidated results of operations of the Standard Life Group". Part of the Group's strategy is to continue to reduce unit costs through process improvements, implementation of operational efficiencies and the effective use of technology with targeted cost reductions of £30 million in UKL&P by the end of 2007 and the maintenance of corporate centre costs at 2005 levels notwithstanding additional costs to be incurred as a result of becoming a UK listed company.

In addition to its principal focus on repositioning UKL&P, all of the Group's other businesses have been focused on targeting profitable growth by seeking cost savings as well as improving return on capital and cost/income ratios.

Effects of strategic review and repositioning

The actions taken in connection with the Group's strategic review and repositioning have contributed to a significant improvement in the profitability of new business, which is reflected by the Group's EEV operating profit before tax increasing by 119.4% to £395 million in FY 2005 from £180 million in FY 2004, with the EEV operating profit before tax of the UK Covered Business (defined in Section 5) increasing to £272 million in FY 2005 from £92 million in FY 2004, an increase of 195.7%.

The Group intends to take a number of further steps to improve its financial performance and profitability, including continuing the shift in its product offering to more profitable products, broadening and diversifying its distribution channels, building on its existing customer relationships to increase loyalty and retention as well as to broaden its customer base and utilising its capital more effectively. In this regard the Group has set for itself a number of financial targets, principal amongst which is a post-tax operating return on opening embedded value of 9 to 10% (based on opening EEV) in 2007 and increasing thereafter. See Part VI – "Information about the Standard Life Group – The Standard Life Group – Strategy".

There can be no assurance that the Group will achieve the targets it has set itself and its ability to do so will depend on a number of factors, some of which are beyond its control. See "Forward Looking Statements" and "Part I – "Risk Factors".

1.3 Effects of Main Scheme and new structure

Overview

Set out in the chart below is the post-demutualisation structure which shows cash flows to shareholders in accordance with the Main Scheme. The commentary below the chart discusses the financial implications of the Main Scheme for shareholders, including a description of how funds will flow to the Company which may then be distributed to shareholders. The arrows in the chart below denote the cash flow movements from the various long-term insurance funds and operating companies post-demutualisation.



Standard Life plc
Note 5
Note 5
Standard Life Assurance Ltd (SLAL) / Shareholder Fund
Other operating subsidiaries and joint ventures
• SLCC
• SLI
• SLH
• Asian joint ventures
Note 2
Note 4
Heritage With - Profits Fund
• Most existing business
• Increments related to existing business and other limited new business
Note 1
Non-Profit Fund
• Existing pension contribution insurance policies, income protection plan policies and certain SIPP business
• Most new business
New With - Profits Funds
Note 3
SLAL operating subsidiaries
• SLB
• SLIF
• SLIL
Note 6

Notes

Note 1 Transfers from the Heritage With-Profits Fund to the Non-Profit Fund by reference to defined formulae set out in the Main Scheme. Transfers will be subject to solvency tests of the Heritage With-Profits Fund. While it is the intention that Shareholder Cash Flows (as defined below) will pass through the Non-Profit Fund, the Main Scheme provides flexibility so that such cash flows may be distributed directly to the Shareholder Fund or to the Non-Profit Fund.

Note 2 Distribution of cash flows received from the Heritage With-Profits Fund and profits emerging in the Non-Profit Fund.

Note 3 The New With-Profits Funds will hold the investment elements of new German UWP business and new UK, Irish and German smoothed managed business written in the Non-Profit Fund. Certain cash flows, including certain charges, will be distributed to the Non-Profit Fund.

Note 4 Distribution of profits from operating subsidiaries of SLAL, which include SLB, SLIF and SLIL.

Note 5 Dividends from SLAL and from shareholder-owned subsidiaries, which include SLCC, SLI and SLH, and from the Group's Asian joint ventures.

Note 6 Reinsurance of the investment element of in-force unit-linked business and mortality risk on the in-force annuity book at demutualisation, and certain UK and Irish new business post-demutualisation to SLIF.

Post-demutualisation structure and return to shareholders from existing in-force and new business

The Main Scheme and the new structure for the Group and its funds establish and delineate the rights of policyholders and shareholders to the assets and liabilities transferred from SLAC and to the future cash flows on in-force business transferred from SLAC as well as to new business written post-demutualisation. It is expected that only a minimal amount of non-incremental new business will be written in the Heritage With-Profits Fund post-demutualisation, and almost all non-incremental new business will be written in the newly established funds, principally the Non-Profit Fund (discussed below).

Long-term insurance funds post-demutualisation

Post-demutualisation, the Main Scheme requires SLAL to establish and maintain the Non-Profit Fund and the Heritage With-Profits Fund. These funds will comprise:

- *The Non-Profit Fund* – This fund will contain, among other things, certain existing non-profit classes of business (pension contribution insurance policies, income protection plan policies and certain

SIPP policies) written pre-demutualisation and most new insurance business written post-demutualisation (i.e., all new insurance business written in SLAL other than business or elements of business written in the other funds, as described below). Profit and loss emerging from business written in the Non-Profit Fund or transferred to the Non-Profit Fund in connection with the Main Scheme as well as any Shareholder Cash Flows (defined below) transferred into the Non-Profit Fund from the Heritage With-Profits Fund will be attributable to shareholders.

- *The Heritage With-Profits Fund* – This fund will contain all of the existing business, both with-profits and non-profit, written prior to demutualisation in the UK or through the Irish or German branches, with the exception of the classes of business which have been allocated to the Non-Profit Fund pursuant to the Main Scheme. The Heritage With-Profits Fund may also contain post-demutualisation increments to policies allocated to it. Minimal levels of new with-profits business post-demutualisation may also be written in the Heritage With-Profits Fund subject to limitations set out in the Main Scheme. For a discussion of the return to shareholders from business allocated to the Heritage With-Profits Fund, see "Shareholder Cash Flows from the Heritage With-Profits Fund" below.

In addition, with respect to certain business written in the Non-Profit Fund, four additional new long-term with-profits funds will be created, one to accommodate the investment element of all UWP business of the German branch written post-demutualisation and three to accommodate the investment element of stakeholder-style smoothed managed business written post-demutualisation by the Group's UK and European life assurance and pensions business. Profit and loss arising from this business in the Non-Profit Fund will be attributable to shareholders. The "New With-Profit Funds" will comprise:

- *The German UWP Fund* – This fund will contain the investment element of all of the new unitised with-profits classes of business written by the German branch (including policies originating in Austria) in the Non-Profit Fund post-demutualisation which have guaranteed minimum unit price growth rates.

- *The UK Smoothed Managed With-Profits Fund* – This fund will contain the investment element of the new UWP classes of business written by UKL&P in the Non-Profit Fund post-demutualisation which do not contain guarantees.

- *The Irish Smoothed Managed With-Profits Fund* – This fund will contain the investment element of the new UWP classes of business written by the Irish branch in the Non-Profit Fund post-demutualisation which do not contain guarantees.

- *The German Smoothed Managed With-Profits Fund* – This fund will contain the investment element of the new UWP classes of business written by the German branch (including policies originating in Austria) in the Non-Profit Fund post-demutualisation which do not contain guarantees.

In addition to the long-term insurance funds described above, SLAL will, as required by the Main Scheme, maintain a "shareholder fund" which will include, in addition to some of the proceeds from the Offers, assets and liabilities associated with the subordinated debt and holdings in certain of the significant operating subsidiaries, including, amongst others, SLB, SLIF and SLIL (collectively, the "Shareholder Fund"). Profit and loss emerging from the Shareholder Fund will be attributable to shareholders.

Shareholder Cash Flows from the Heritage With-Profits Fund

The Main Scheme provides that certain cash flows arising on specified blocks of UK and Irish business within the Heritage With-Profits Fund will be transferred, following actuarial investigation, to shareholders (the "Shareholder Cash Flows") subject to a solvency test being met (discussed below). The levels of Shareholder Cash Flows are to be calculated in accordance with formulae defined in the Main Scheme with the intention that shareholders will receive substantially all of the net profits, other than investment surplus, in respect of such defined blocks of business. Other than these transfers to shareholders, all other profits and experience adjustments arising in the Heritage With-Profits Fund will be for the benefit of policyholders. In particular, there is no shareholder entitlement to a proportion of bonuses declared for policyholders.

The Shareholder Cash Flows will be determined in general terms as follows:

- *Non-profit business* – The calculation of the Shareholder Cash Flows differs between conventional non-profit policies and unit-linked policies:

  - *Conventional non-profit business other than annuities in payment* – Shareholder Cash Flows comprise all the profits and losses on this business other than the investment surpluses or deficits arising in respect of the assets in which the reserves held for this business are invested (which accrue to the Heritage With-Profits Fund). Specifically, the Shareholder Cash Flows for this business are calculated as premiums received minus (i) claims incurred; (ii) initial, renewal and termination expenses determined in accordance with the terms of the Main Scheme; and (iii) commissions payable. An allowance will be made for tax relief on expenses and notional interest at the valuation rate of interest. The Shareholder Cash Flows will also benefit from any reduction in regulatory reserves over the period and bear any increase in regulatory reserves over the period.

  - *Unit-linked business* – Shareholder Cash Flows comprise all charges, which include an annual management charge, applicable to the policies minus: (i) any claim payments in excess of unit funds; (ii) initial, renewal and termination expenses determined in accordance with the terms of the Main Scheme; (iii) those investment management expenses incurred in respect of the management of the assets underlying the various unit funds (again determined in accordance with the terms of the Main Scheme); and (iv) commissions payable. In addition, the Shareholder Cash Flows will include an allowance for notional interest at the valuation rate of interest. The Shareholder Cash Flows will also benefit from any reduction in sterling reserves over the period and bear any increase in sterling reserves over the period.

- *UWP* – Shareholder Cash Flows will be determined in essentially the same way as for unit-linked business except that: (i) the annual management charge levied on unit-linked units is replaced by the equivalent deduction in respect of UWP units; (ii) allowance is made for certain claim payments in excess of the value of with-profits units after applying any terminal bonus and any unit price adjustment; and (iii) allowance is made for investment management expenses (determined in accordance with the terms of the Main Scheme) incurred in respect of the management of the assets backing asset shares.

- *Conventional with-profits* – Shareholders will not be entitled to any cash flows.

- *With-profits pensions annuities* – Shareholders will not be entitled to any cash flows.

- *Non-profit annuities* – Shareholders will not be entitled to any cash flows.

The transfers of the Shareholder Cash Flows contribute to shareholder profit and will be recognised as such in SLAL's accounts. It is intended that, subject to the appropriate reduction of capital in SLAL being sanctioned by the Court following Admission, these amounts will be available for making the payment of dividends to the Company and transfers of the above amounts are expected to be made annually to the Non-Profit Fund subject to the constraints on such transfers described below and any other requirements for the payment of dividends being satisfied. The Shareholder Cash Flows may in turn be transferred to the Shareholder Fund and be available for further distribution by way of dividend to the Company providing that any other requirements for the payment of dividends are satisfied. Shareholder Cash Flows will, to the extent possible, be made out of unallocated surplus in the Heritage With-Profits Fund. On the basis of current tax law, the current Finance Bill, HM Revenue and Customs practice and the provisions of the Main Scheme, it is considered that transfers from unallocated surplus may be made to shareholders without incurring further tax.

Transfers of Shareholder Cash Flows to the Non-Profit Fund will be subject to a solvency test which prevents transfers of any Shareholder Cash Flows if, as a result of the transfer, the Heritage With-Profits Fund would have a Realistic Deficit or would have a Regulatory Surplus below the level which the Board of SLAL considers necessary to declare bonuses in accordance with the reasonable benefit expectations of with-profits investors (determined in accordance with the Core Principles and the PPFM) without creating a Regulatory Deficit. As a result of these constraints, effectively all of the value of future profits from in-force business continues to be available to provide security to policyholders until it is transferred as permitted by the terms of the Main Scheme. Where amounts that would otherwise be transferred have to be retained in the Heritage With-Profits Fund as a result of these constraints, these amounts, together with accrued interest, will be added to the Shareholder Cash Flows in the subsequent period.

In the event that the formulae in the Main Scheme give rise to negative Shareholder Cash Flows, that amount will be transferred into the Heritage With-Profits Fund. The Main Scheme characterises this transfer as a contingent loan or the provision of assets but further provides that the repayment of the loan or assets may only be made out of future Shareholder Cash Flows. The commercial effect of the provision is that the shareholders bear any aggregate losses on the defined blocks of business.

The Main Scheme also provides for the potential acceleration of Shareholder Cash Flows if SLAL were to securitise the Shareholder Cash Flows. There may also be an acceleration of Shareholder Cash Flows resulting from a change in the FSA's solvency rules. The Main Scheme contains provisions requiring SLAL to maintain a "Further Capital Support Account" for the protection of policyholders in the amount by which the Shareholder Cash Flows had been accelerated. To protect policyholders in these circumstances, the Main Scheme prohibits assets from being distributed out of the Shareholder Fund if it would result in the excess of the realistic value of the assets of the Non-Profit Fund and Shareholder Fund over the realistic value of the liabilities in those funds being less than the "Further Capital Support Account", being an amount broadly equivalent to the amount by which the Shareholder Cash Flows have been accelerated.

Should the Heritage With-Profits Fund require additional assets to meet the minimum level of solvency required by FSA rules, the Shareholder Fund or any other member of the Group will make a contingent loan or otherwise make assets available to the Heritage With-Profits Fund.

In the case of German business, shareholders do not receive profits in the form of a transfer out of surplus. However, the expenses charged to the Heritage With-Profits Fund will include an amount in addition to the costs actually incurred. This additional amount will be determined by a formula designed to produce a similar result to the formulae which define the Shareholder Cash Flows. The effect is that shareholders receive profits on the German business and, although the profits derived in respect of this business are not subject to the constraints that are otherwise imposed on the transfer of the Shareholder Cash Flows pursuant to the Main Scheme, the formulae that have been established slow down the rate at which the emerging cash flows would otherwise be transferred to shareholders.

Residual Estate

The residual estate represents the excess of the realistic value of assets in the Heritage With-Profits Fund over the realistic value of the liabilities of the Heritage With-Profits Fund, ignoring the liability to distribute any such excess as bonuses on with-profits policies in the Heritage With-Profits Fund (the "Residual Estate"). As reported by SLAC's with-profits actuary in its Members' Circular, it has been estimated that, as at 31 December 2005, after allowing for estimates of the effects of the various transactions and asset and liability movements associated with demutualisation, the Residual Estate would have been expected to be in excess of £0.5 billion. This estimate has been derived by the Group by making adjustments to the realistic balance sheet (included in the audited FSA return) and using certain assumptions as to how SLAL would have operated post-demutualisation as at that date. The estimates and movements taken into account for this purpose included, amongst others:

- Expenses associated with demutualisation;
- Transfer of certain assets for the benefit of shareholders, including the Group's principal operating subsidiaries and cash flows from transferred businesses;
- Transfer of assets to back policies being transferred to SLCC and to the Non-Profit Fund;
- Premium in respect of the annuity longevity reinsurance being assumed by SLIF;
- Transfer of capital to the Non-Profit Fund to meet its initial capital requirements;
- Retention of a small amount of capital in SLAC so that it can meet its capital requirements;

- Consideration paid to acquire, and the capital requirements of, FirstAssist; and
- Transfer of assets and liabilities associated with the subordinated debt.

As at the point of demutualisation the values of the realistic assets and liabilities will be assessed in light of the profile of the assets and liabilities at that time and in light of market conditions at that time. This could lead to methodological and assumption changes in various elements of the balance sheet, including the policyholder liabilities, which will be sensitive to the profile of the actual assets.

In addition, the estimate of the Residual Estate has been affected by new information emerging after the completion of the year-end actuarial valuation. This has arisen from the review carried out, from time to time, in accordance with the PPFM and the adjustment of asset shares to align them with underlying asset values. See Section 5.2.5 – "European Embedded Value – Basis of preparation & methodology – Residual Estate".

Fluctuation of the Residual Estate

The primary role of the Residual Estate is to ensure that a prudent amount is retained in the Heritage With-Profits Fund to cover amounts which may be charged to the Heritage With-Profits Fund in accordance with the Main Scheme. This means that it must first be applied to meet any amounts which may be charged to the Heritage With-Profits Fund which had not already been foreseen at the date of demutualisation. It will absorb the effects of adjustments to asset shares made from time to time as a result of ensuring that the determination of asset shares remains consistent with the PPFM.

It is intended that any Residual Estate will be distributed, over time, through enhancement of final bonuses. The distribution is likely to be gradual, with the intention that enough is held back at any time for the Residual Estate to meet its primary role as described above of ensuring that a prudent amount is retained in respect of liabilities that may arise in the Heritage With-Profits Fund.

The value of the liabilities of the Heritage With-Profits Fund does not fluctuate with market movements in the same way that the value of the Heritage With-Profits Fund's assets fluctuate with market movements. Accordingly, the Residual Estate will be volatile, particularly in response to market conditions. This is due to the following main factors:

- The existence of guarantees (including minimum future growth rates of 4% and 3% on certain policies) in the liabilities will tend to cause the liabilities to fall by less than the value of assets when equity or property values fall.
- Significant rises in equity markets will tend to cause assets to increase by more than the increase in liabilities as the guarantees will be less valuable.
- Increases in implied market volatility will increase the value of the liabilities in respect of the guarantees without there necessarily being a corresponding increase in the value of assets. Falls in fixed interest yields will also increase the liabilities in respect of guarantees.
- The PPFM identify a range of management actions that can be taken in response to stressed conditions such as increasing guarantee deductions, which will partially offset the increase in costs of guarantees.
- Changes in the shape of the yield curve can cause the values of assets and liabilities to move to different degrees.
- Some liabilities are backed by corporate bonds and so the changes in value of the liabilities might not be matched by the changes in value of the assets if allowances for default risk change.
- The presence of the MEP will limit the growth of the Residual Estate in a period of sustained strong equity and property returns as it will start to trigger liabilities for payments to policyholders.
- There are various investment guidelines triggered in adverse market conditions to protect the Heritage With-Profits Fund, such as the degree of shifts out of equities when markets fall.

The Group has examined and taken a number of steps designed to mitigate the risks in the Heritage With-Profits Fund associated with major adverse market movements such as better matching of assets and liabilities, differentiating equity backing ratios for policyholders with high and low guarantees and other management actions. The Group will continue to investigate and implement appropriate de-risking measures over time.

The effect of any restriction on value of future profits from in-force business or the transfer of Shareholder Cash Flows will be manifest in the Group's reported financial information through:

- The reported embedded value which would show the effect of any restriction or release of restriction on value of future profits from in-force business in that reporting period; and

- The time value of options and guarantees (TVOG) which would be expected to increase as the level of the residual estate declines. The TVOG is also sensitive to yields on fixed income securities, equity and property values and implied market volatility.

Sensitivity of the Residual Estate to Certain Adverse Conditions

The Residual Estate has been subjected to the following stresses to illustrate its sensitivity to certain adverse conditions:

- A fall in equity values of 20%;

- A fall in property values of 12.5%;

- A reduction of 72 bps in bond yields; and

- A 32.5% increase in the termination rates assumed in the determination of the realistic value of the assets and liabilities of the Heritage With-Profits Fund.

After applying these stresses, the Directors estimate that the Residual Estate would still have been positive as at 31 December 2005.

This estimate is based on the current methodology used by the Group in calculating the Residual Estate, including with respect to the modelling of guarantee deductions, which may be refined in the future, and this refinement may have a significant impact on the size of the Residual Estate. This estimate includes certain assumptions about the asset mix backing the Residual Estate, which may change in the future.

Standard Life Investment Funds (SLIF)

Except as provided in the following sentence, most new business written in the Non-Profit Fund will be reinsured into SLIF, a shareholder-owned subsidiary of SLAL, on original terms such that most new business strain will be borne by SLIF. SLIF will not reinsure new German branch business, the investment element of new UK and Irish UWP business or certain new UK and Irish protection business. In addition, SLIF will reinsure the mortality element of the existing annuity book. All profits and losses arising in SLIF will be attributed to shareholders.

Operating subsidiaries

On demutualisation, the main operating subsidiaries of SLAC, including SLCC, SLI, SLB, SLH, SLIF and SLIL will be transferred to SLAL. It is intended that, with the exception of SLB, SLIF and SLIL, these subsidiaries will then be transferred to the Company. SLB, SLIF and SLIL will be retained by SLAL as assets of the Shareholder Fund. Dividends paid by SLB, SLIF and SLIL to SLAL will form part of the profits of SLAL available for onward distribution to the Company. SLAL will recognise its investments in operating subsidiaries at cost and will be subject to regular impairment tests. Movements in the net asset value of SLB, SLIF, SLIL or the other operating subsidiaries of SLAL will therefore not ordinarily impact the profits available for distribution by SLAL to the Company. Accordingly, new business strain in SLIF will not ordinarily reduce the profit available for distribution by SLAL.

Subordinated debt

The Group's outstanding subordinated debt issued through, and guaranteed by, a subsidiary of SLAC will be transferred to, and become a subordinated liability of, the Company, and such liability will be the subject of a subordinated guarantee by SLAL. In turn, the Company will make a corresponding subordinated loan to SLAL on the same basis as the external debt. The Shareholder Fund will receive assets with a fair value equal to SLAL's accounting liabilities in respect of the subordinated debt. Shareholders will effectively bear the net interest cost of the subordinated debt due to this arrangement, which will arise in SLAL.

Pension schemes

All accrued liabilities in respect of the Standard Life Group's defined pension schemes will be allocated to the Non-Profit Fund at the time of demutualisation. To ensure that the Non-Profit Fund remains solvent for regulatory purposes, an amount of shares in SLAC's subsidiaries with a regulatory admissible value at least equal to the pension scheme liability will be transferred to the Non-Profit Fund rather than the Shareholder Fund. It is intended that these shares will be transferred to the Shareholder Fund shortly after demutualisation in exchange for other assets equal to the fair value of the shares, these assets being met from the capital injection to be made out of the proceeds from the Offers.

Any subsequent improvement or deterioration in the deficit in the pension schemes will directly impact the surplus in the Non-Profit Fund and will be reflected in the profit attributable to shareholders. Following demutualisation, funding of the accumulated deficit of the pension schemes will be the obligation of shareholders.

Costs and expenses to be charged to the Heritage With-Profits Fund

Costs incurred by SLAL in the operation of the business within the Heritage With-Profits Fund will be charged, at actual cost, to the Heritage With-Profits Fund. Therefore, the Heritage With-Profits Fund (and not the shareholders) will bear the expense risk on all business which is not part of the defined blocks, namely the conventional with-profits and annuity business. Shareholders bear the expense risk on the defined blocks of business as Shareholder Cash Flows are after the deduction of actual expenses.

2. General industry factors affecting results of operations and financial condition

The Group's results of operations and financial condition are affected by general industry factors such as economic and market conditions, the demographics of its markets, government policy, legislation and regulation, claims and litigation risk and competition. See Part I – "Risk Factors" for more information on risks associated with these and other factors.

Economic and market conditions

A significant portion of the Group's income is based on a percentage charge on the value of funds under management. This income stream is therefore directly affected by any change in the market value of the investments in those funds. Furthermore, declines in financial markets, including, in particular, equity markets, will tend to make savings based products offered by the Group less attractive to customers causing them to withdraw funds or to seek alternative savings products not offered by the Group. Such impact is evidenced by the significant decline in the popularity of with-profits products which resulted in part from the overall market falls in the 2001 to 2003 period that negatively affected the policy values of the with-profits funds of the Group and other providers. The difficult investment markets of the 2001 to 2003 period and low interest rate environment reduced investment returns, resulting in reduced bonuses on with-profits products during this period which further led to the decline in the popularity of such products. With-profit products represented only 10.9% of the Group's insurance new business in FY 2005 as determined by APE compared with 25.8% in FY 2003. Although financial markets have improved since 2003, the Group's declared bonuses on with-profits products announced in early 2006 remain at lower levels than before the weakening markets.

Fluctuations in interest rates can also significantly impact sales and surrenders of life assurance and pensions products as well as impact the value of funds under management. Rising interest rates will generally reduce the value of funds under management, particularly fixed income securities, which can reduce fees linked to the value of assets. In addition, because the profitability of the Group's businesses is directly linked to financial market performance and is impacted materially by changes and movements in markets and interest rates, the Group's management of these movements can have a material impact on its results of operations which may vary between financial periods.

As part of the transition to realistic balance sheet regulation the Company has sought to take a number of steps designed to mitigate the risks in the Heritage With-Profits Fund associated with major adverse market movements. Such measures have included closer matching of assets and liabilities and reducing the overall proportion of assets invested in equity securities and other actions. Notwithstanding these actions, there remains a significant mismatch between assets and liabilities such that materially adverse market movements could reduce the level of the Residual Estate. A decline in such level in any period could materially adversely affect EEV and the amount of Shareholders Cash Flows available for distribution from the Heritage With-Profits Fund.

Despite recent fluctuations and market changes, the Directors believe that the historical strength of the UK equity markets, combined with demographic factors and government efforts to increase individual savings and self-provision for retirement, has resulted in increased consumer focus on savings and investment products. The improving financial markets, including the rise in UK equity markets in 2005, had a favourable impact on the Group's results in FY 2005 as evidenced by the growth in EEV and value of funds under management as well as the popularity of UKL&P's SIPP and investment bond products, which provide broad investment options for policyholders and typify the trend away from more traditional life protection and with-profits products to savings and investment products where the policyholder bears the investment risk. The strengthening financial markets and product shift trends are consistent with the Group's strategy of focusing on asset accumulation and, in particular, products and platforms which will facilitate the Group increasing its overall level of funds under management.

Changes in current and prospective interest rates as well as changes in the yield curve, which shows the relationship between interest rate yields and maturity lengths of bonds, can affect the operating results of the Group's insurance, investment management and banking businesses. Certain of the Group's existing book of with-profits life assurance products provide for guaranteed returns of as much as 4%. In a sustained low-interest rate environment, such guarantees may also affect profitability as the low interest rates may lead to the value of guaranteed benefits being greater than the value of the assets backing the relevant policies. While interest rates are relatively low currently compared to historical levels, the level of risk has been reduced recently, in part due to interest rate rises which began in late 2004 and continued into 2005 in the UK. The profitability of "spread-based" insurance products in Canada (whose profitability is dependent upon the difference between investment performance and amounts promised to customers, as opposed to fee-based products) depends in large part upon the ability to manage interest rate spreads and the credit and other risks inherent in the investment portfolio as well as administration expenses.

The results of the Group's banking operations will be affected by movements in interest rates to the extent that there is a mismatch of interest-earning assets and interest-bearing liabilities. The impact may be positive or negative depending on the yield curve and the timing of repricing Standard Life Bank's assets and liabilities.

Demographics

Demographic studies suggest that over the next decade there will be continued growth in the number of individuals who enter the age group that the Directors believe is most likely to purchase the Group's life assurance and pensions products in the UK, Canada, Europe and elsewhere. According to the UK Government Actuary's Department ("GAD"), from 1981 to 2003, UK life expectancy at birth increased from 70.9 years to 76.2 years for men and from 76.9 years to 80.5 years for women and life expectancy is expected to increase further. In addition, the average age of the UK population as a whole is increasing. The GAD projects that the percentage of the UK population aged 55 or older will increase from just under 28% in 2005 to just over 32% in 2020. The ageing population in the UK and in the Group's other principal markets as well as a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include the potential for increased demand for private healthcare coverage and an increasing shift in the burden for funding protection needs from governments to the private sector. The Directors expect these trends to result in increased demand for the Group's life assurance and pensions, savings and health insurance products in the coming years.

Although these demographic changes present the Group with distinct opportunities, they also expose the Group to certain risks. The Group, as with others in the life assurance and pensions business, has been particularly focused on changes in future expected levels of annuitant mortality (i.e., longevity risk). As part of its pension annuity pricing and reserving policy for its approximately £12 billion UK annuity book of business, the Group assumes that rates of mortality continuously improve over time. However, in each of the last two years UKL&P has had to increase significantly reserves in respect of annuities by £164 million and £170 million for FY 2005 and FY 2004, respectively, to reflect changes in mortality assumptions. The Directors believe that the strengthening of reserves over the past three years has put the Group in line with its peers. However, if improvements in mortality prove in the future to exceed the level of improvement anticipated in the reserves, this may give rise to the need to further strengthen reserves which could result in losses on the annuity business.

Government policy, legislation or regulation

The Group's operating environment is shaped by government policy on pensions, by the tax regime and by the regulatory regime in the territories in which it operates. Recent changes in UK pensions legislation have resulted in a more flexible personal pensions regime and have given the Group the opportunity to expand its SIPP and drawdown business. The UK government issued its Pensions White Paper on 25 May 2006 in which it responded to, and set out definitive proposals regarding, the recommendations of the Turner Commission on pensions provision. Such proposals include significant revisions to the basic state pension, the main change being a restoration of the link to earnings rather than price inflation from 2012, subject to affordability, and, at the latest, 2015. The UK government also intends to introduce a new national pensions savings scheme from 2012 to encourage low to middle income earners to save more towards retirement. The UK government has not yet decided whether this scheme will be run by the UK government or by the private sector. As a result, it is not possible to predict the impact these revisions will have on the Group's business although these changes are likely to have at least some impact on the future shape of the financial services industry.

The attractiveness of the Group's products are dependent on their tax treatment in the hands of customers. For example, the Group's FY 2005 and FY 2004 results were significantly impacted by a change to German tax laws which reduced the tax benefits for certain products beginning on 1 January 2005, resulting in the Group's life assurance and pensions branch in Germany experiencing a significantly higher level of business in FY 2004 than was otherwise anticipated as policyholders in Germany accelerated purchases of policies affected by the change in tax law. This resulted in significant German new business and related new business contribution in FY 2004 (with the consequent associated new business strain) and a marked reduction in new business income in FY 2005 when compared to FY 2004.

The UK prudential regulatory regime for insurance companies has changed significantly over the past three years and UK insurance groups are now required to adopt a more sophisticated approach to the management of capital, intended to provide a more risk responsive or "realistic" measure of a with-profit insurer's capital requirements. This has contributed to an increase in less capital intensive products being written. In addition, the UK regulator has relaxed the rules on polarisation and this has increased the number of potential distribution strategies available to the Group.

Competition

The markets for financial services in the UK, Canada and the Standard Life Group's other geographic markets are highly competitive. Many companies compete with the Group, including other insurance companies, mutual fund companies, investment management firms, commercial banks, other financial institutions and niche providers. The Group was one of the largest UK life assurance providers in 2005 measured on the basis of new business APE, but competes in the UK with over 100 life assurance providers, a number of whom have operations that are comparable to or larger than the Group's operations in their size, scope and brand recognition. Some of these competitors offer similar products and use similar distribution channels, in particular the Group's primary UK distribution channel, IFAs. Such competition, including utilisation of the same distribution channels, has put pressure on pricing and margins of products. As part of the Group's repositioning strategy, it reduced commissions payable to IFAs on certain of its products which negatively impacted the sale of UK group and individual pension products in FY 2005 as some competitors continue to pay higher commissions.

In Canada, the Group's second largest market, Standard Life Canada had a 6% market share (in terms of premiums and deposits (excluding mutual funds)) in 2004. The Group faces intense competition in large measure due to the consolidation of the Canadian life assurance and pensions industry over the past decade, which has resulted in three of the Group's competitors controlling over 61% of the market (in terms of premiums and deposits (excluding mutual funds)) in FY 2004. See Part I – "Risk Factors" for more information on the competitive risks relating to its operations in Canada and Part VI – "Information About The Standard Life Group – Canadian Life Assurance and Pensions – Strategy" for more information regarding Standard Life Canada's strategy in this consolidated market.

3. Change in period-end

FY 2004 includes 13.5 months compared with 12 months for each of FY 2005 and FY 2003. Prior to 2004, the Group's financial period-end was 15 November. In preparation for the demutualisation and the Offers, the Group changed its financial period-end from 15 November to 31 December. This change was made beginning with FY 2004, which began on 16 November 2003 and ran to 31 December 2004. 16 November 2003 represents the Group's transition date to IFRS and the opening balance sheet for IFRS purposes was also restated as at that date. As a result, the period-on-period comparisons are not directly comparable and the impact of the additional 1.5 months in FY 2004 compared to each of FY 2005 and FY 2003 is in certain cases significant.

4. Insurance and investments new business of the Standard Life Group

4.1 Insurance new business

Annual Premium Equivalent (APE) has been the traditional UK industry standard formula for calculating levels of insurance new business over time, to smooth out the effect of large single premium payments. APE is equivalent to the total of new regular premiums plus 10% of single premiums received during the applicable period. In addition to APE, Present Value of New Business Premiums (PVNBP) has been introduced as a relatively new measure of reporting insurance sales in conjunction with the EEV method of financial reporting. See Section 5.2 – "Basis of preparation and methodology". It represents total single premiums received during a period plus the discounted value of premiums expected to be received over the term of the new regular premium contracts. New business on a PVNBP basis is shown and discussed in Section 5.4 – "Covered Business by geographic segment".

The Group records insurance premiums on a different basis under IFRS and UK GAAP. See Section 8 – "Reconciliations of financial statements reported under IFRS and UK GAAP". However, for APE, premiums are recorded on a regulatory basis and are consistent across all the periods presented below.

The following table shows APE for FY 2005, FY 2004 and FY 2003 by geographic segment and, for the UK and Canada, by product line. In addition, to present APE on a more comparable basis, the table also includes amounts for the 12 months ended 31 December 2004 ("Calendar 2004"). The Directors believe that comparing the new business numbers for Calendar 2004 to FY 2005 and FY 2003 is a more meaningful presentation than only comparing FY 2004 to such amounts. As a result of the change in period-end in 2004, the Calendar 2004 amounts are unaudited and have been determined using management information to derive a comparative 12-month period:

	APE			
	FY 2005[1]	Calendar 2004	FY 2004	FY 2003
	12 months	*12 months*	*13.5 months*	*12 months*
		(unaudited)[2] £millions		
UK insurance:				
SIPP & drawdown	127	36	39	42
Investment bonds	112	80	95	107
Investment (TIP & PPIP)	93	54	64	58
Group pensions	403	375	416	327
Individual pensions	135	248	277	302
Annuities	30	37	43	63
Protection	6	14	16	37
Other	2	12	13	21
Total UK life & pensions	**908**	**856**	**963**	**957**
Standard Life Healthcare	20	29	33	28
Total UK insurance	**928**	**885**	**996**	**985**
European insurance:				
Germany	66	205	219	83
Ireland	34	27	32	43
Spain[3]	2	6	8	11
Total European insurance	**102**	**238**	**259**	**137**
Canadian insurance:				
Group savings and retirement	89	75	78	59
Individual insurance, savings and retirement	71	59	69	70
Group insurance	24	23	26	21
Total Canadian insurance	**184**	**157**	**173**	**150**
Total Asian insurance[4]	**24**	**15**	**15**	**11**
Total insurance	**1,238**	**1,295**	**1,443**	**1,283**

(1) Single premiums and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.

(2) Source: Group management information systems.

(3) The Spanish operations, which included life assurance, pensions and general insurance business, were sold in October 2005.

(4) Total Asian insurance includes premiums from operations in Hong Kong and the Group's share of new business in its joint ventures in India and China.

The following table shows single premiums and new regular premiums for the Group's insurance business for FY 2005, Calendar 2004, FY 2004 and FY 2003 by geographic segment and, for the UK and Canada, by product line:

	Single premiums				New regular premiums			
	FY 2005[1]	Calendar 2004	FY 2004	FY 2003	FY 2005[1]	Calendar 2004	FY 2004	FY 2003
	12 months	12 months	13.5 months	12 months	12 months	12 months	13.5 months	12 months
		(unaudited)[2] £millions				(unaudited)[2] £millions		
UK insurance:								
SIPP & drawdown	1,109	359	394	423	16	–	–	–
Investment bonds	1,117	801	945	1,074	–	–	–	–
Investment (TIP & PPIP)	934	537	641	574	–	–	–	–
Group pensions	428	456	497	421	360	329	366	285
Individual pensions	734	1,214	1,386	1,611	62	127	138	141
Annuities	295	371	425	629	–	–	–	–
Protection	–	–	–	–	6	14	16	37
Other	4	5	6	6	2	11	13	20
Total UK life & pensions	**4,621**	**3,743**	**4,294**	**4,738**	**446**	**481**	**533**	**483**
Standard Life Healthcare	–	–	–	–	20	29	33	28
Total UK insurance	**4,621**	**3,743**	**4,294**	**4,738**	**466**	**510**	**566**	**511**
European insurance:								
Germany	36	31	35	33	63	201	216	80
Ireland	164	139	159	190	17	13	16	23
Spain	5	7	10	11	1	5	6	10
Total European insurance	**205**	**177**	**204**	**234**	**81**	**219**	**238**	**113**
Canadian insurance:								
Group savings and retirement	498	331	360	264	39	41	42	33
Individual insurance savings and retirement	472	390	452	456	24	20	24	25
Group insurance	4	–	–	–	24	23	26	21
Total Canadian insurance	**974**	**721**	**812**	**720**	**87**	**84**	**92**	**79**
Total Asian insurance	**13**	**14**	**15**	**3**	**22**	**13**	**14**	**11**
Total insurance	**5,813**	**4,655**	**5,325**	**5,695**	**656**	**826**	**910**	**714**

(1) Single premiums and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.

(2) Source: Group management information systems.

Group insurance new business

The Group's strategy to focus on single premium business rather than new regular premium business was reflected in the premium mix for the Group's geographic segments during the periods. For UKL&P, single premium business increased by 23% in FY 2005 compared to Calendar 2004 while new regular premium business fell by 7% in FY 2005 compared to Calendar 2004. However, the total level of single premiums in FY 2005 was below that in FY 2003, with a £877 million reduction in single premiums for individual pensions from FY 2003 to FY 2005 and a £334 million drop in annuities more than offsetting significantly increased sales of other products between the periods, in particular the SIPP product, which was introduced in FY 2004. In addition, in Canada, strong sales of single premium group and individual savings and retirement products in FY 2005 boosted Group sales by £250 million in comparison to FY 2003.

Total insurance new business on an APE basis decreased by 14.2% to £1,238 million in FY 2005 after an increase of 12.5% to £1,443 million in FY 2004 (£1,283 million in FY 2003). The change in APE in FY 2005 compared to FY 2004 and the change in FY 2004 compared to FY 2003 was impacted by the additional 1.5 months included in FY 2004. When compared to Calendar 2004, FY 2005 new business sales decreased by 4.4%, after an increase of 0.9% compared to FY 2003. The increase in Calendar 2004 was principally due to a rise in APE sales in Germany relating to tax changes (see below) which offset a decline in UKL&P's APE sales due, in part, to the reaction of distributors and customers to well-publicised issues leading to the Group's strategic review as well as the commission reductions for individual and group pension products of the end of 2004 discussed below.

UK and European insurance new business

UK insurance new business

Overall UK insurance new business results (which include results for Standard Life Healthcare) in FY 2005 reflect the repositioning strategy adopted in 2004 of seeking out more profitable sales rather than sales volume. See Part VI – "Information about the Standard Life Group – UK and European Life Assurance and Pensions – UK Life Assurance and Pensions – Repositioning" and "Section 1.2 – Strategic review and repositioning". This strategy resulted in both group and individual pensions products becoming less prominent in the new business sales mix while SIPP and other investment products became more significant components of UK insurance new business during the periods under review. Group and individual pension new business accounted for 58.0% of total UK insurance new business APE in FY 2005, declining from 70.4% in Calendar 2004 after rising from 63.9% in FY 2003 due to a number of new group schemes being acquired in Calendar 2004. In FY 2005, 44% of group and individual pension sales related to existing members increasing their contributions and 23% related to new members joining existing group pension schemes (new business accounted for the remaining 33% of sales). Combined investment product sales, which includes SIPP & drawdown, investment bonds and investments (TIP & PPIP) product segments, comprised 35.8% of UK new business APE in FY 2005, 19.2% in Calendar 2004 and 21.0% in FY 2003.

SIPP and drawdown – Sales increased by 252.8% to £127 million (£114 million of which were SIPP sales) in FY 2005 after a decrease of 14.3% to £36 million in Calendar 2004 (only £1 million of which were SIPP sales given the product's introduction late in 2004) compared to £42 million in FY 2003. The increase in SIPP new business premiums in FY 2005 was due to its strong reception from both IFAs and customers and a full year of sales. The introduction of the SIPP product highlights the Group's greater focus on developing a more profitable product mix. The reduction in drawdown business in Calendar 2004 compared to FY 2003 arose due to the closure of a product to new business in late 2004.

Investment bonds – Sales increased by 40% to £112 million in FY 2005 after a decline of 25.2% to £80 million in Calendar 2004 (£107 million in FY 2003). The success of investment bond sales in FY 2005 reflected strong financial markets driving demand for these products, pricing initiatives in FY 2005 and followed various product enhancements introduced in June 2005 including the expansion of investment options available to the customer. The decline in Calendar 2004 compared to FY 2003 was principally due to the closure of a guaranteed bond product to new business in August 2004 and a decline in new investment in the with-profits bond product.

Investment products (TIP and PPIP) – New business rose by 72.2% to £93 million in FY 2005 after a fall of 6.9% to £54 million in Calendar 2004 (£58 million in FY 2003). The increase in FY 2005 was attributable to strong financial markets as well as product enhancement initiatives such as a wider choice of funds and a greater range of remuneration options for advisers while the decrease in Calendar 2004 compared to FY 2003, although not significant, was attributable to the increased investment management charges that came into force in November 2003.

Group pensions – Sales increased by 7.5% to £403 million in FY 2005 after an increase of 14.7% to £375 million for Calendar 2004 (£327 million in FY 2003). While sales of group pension products rose over the periods under review, changes introduced to the Group's commission structure at the end of 2004 when commission rates were reduced in connection with the repositioning, adversely impacted sales during the second half of FY 2005. While, as part of its repositioning, UKL&P is focused principally on acquiring new group business with nil commissions, UKL&P has a significant existing portfolio of group schemes and expects to generate ongoing new business from this portfolio (both from existing members increasing their contributions and from new members joining these schemes).

Individual pensions – Sales declined by 45.6% to £135 million in FY 2005 after a fall of 17.9% to £248 million in Calendar 2004 (£302 million in FY 2003). The significant decline in both regular premium and single premium individual pensions sales in FY 2005 and Calendar 2004 reflected the reduction of commission rates for individual pensions products effective from the end of 2004, which resulted in a decline in sales.

Annuities – Annuities sales declined by 18.9% to £30 million in FY 2005 after a decline of 41.3% to £37 million in Calendar 2004 (£63 million in FY 2003). The Group's annuity business largely arises from the vesting of existing pension policies. The reductions in new business in FY 2005 and Calendar 2004 compared to earlier periods were primarily attributable to deferrals of purchases due to demutualisation and anticipation of opportunities available following A Day. In addition, prior to 2002, the Group changed its pricing policy, moving away from offering aggressive rates towards offering rates that were roughly in the middle of its competitors' rates; such change resulted in the reduction of sales in subsequent periods, although such impact was not felt immediately. UKL&P has decided, in line with the repositioning strategy, not to maintain or increase its volumes at the expense of margins.

Protection – New business fell by 57.1% to £6 million in FY 2005 after a fall of 62.2% to £14 million in Calendar 2004 (£37 million in FY 2003). The decrease in protection sales in FY 2005 was due, in part, to strong price competition which resulted in the Group's pricing levels not being competitive with other protection providers. In addition, a slowing UK housing market in FY 2005 contributed to the decline. The reduction in Calendar 2004 compared to FY 2003 was also due to increased competition which impacted sales.

Standard Life Healthcare – Sales declined by 31.0% to £20 million in FY 2005 after a slight increase to £29 million in Calendar 2004 (£28 million in FY 2003), resulting from the repositioning of the business to concentrate on more profitable segments within the private healthcare market including the ending of a relationship with Saga Services Ltd., SLH's former affinity partner, on 16 November 2004. Due to the acquisition of the private medical insurance business of FirstAssist in March 2006, the Directors expect sales to increase in 2006.

European insurance new business

New business for the Group's European life assurance and pensions products, which are sold by operations in Germany (which also covers Austria) and Ireland decreased by 57.1% to £102 million in FY 2005 after an increase of 73.7% to £238 million in Calendar 2004 (£137 million in FY 2003).

The principal reason for the decrease in FY 2005 compared to Calendar 2004 related to Germany, where insurance new business fell by 67.8% to £66 million in FY 2005 after a rise of 147% to £205 million in Calendar 2004 (£83 million in FY 2003). The decline in FY 2005 was principally due to the substantial volume of policies written in Calendar 2004 in anticipation of tax law changes which became effective on 1 January 2005 and which reduced the tax benefits associated with certain policies purchased after the effective date.

Irish insurance new business sales increased by 25.9% to £34 million in FY 2005 after a decrease of 37.2% to £27 million in Calendar 2004 (£43 million in FY 2003). The trends in new business sales in Ireland reflected the Group's restructuring of this business during Calendar 2004 and which was largely responsible for the decline in new business sales as the Irish branch moved away from its traditional focus on with-profits products, with the improvement in FY 2005 reflective of the Group's repositioning efforts in this market. In particular, there was a significant improvement in sales in the second half of FY 2005 following the launch under the brand name "Synergy" of a series of new products and funds offering a wider variety of investment options for individual customers.

Canadian insurance new business

Total new insurance sales for the Group's Canadian insurance products increased by 17.2% to £184 million in FY 2005 after an increase of 4.7% to £157 million in Calendar 2004 (£150 million in FY 2003). The increase in FY 2005 was due to the strength of the Canadian dollar in FY 2005 compared to the pound sterling as well as strong sales of single premium group and individual savings and retirement products.

Group savings and retirement – Sales increased by 18.7% to £89 million in FY 2005 after an increase of 27.1% to £75 million in Calendar 2004 (£59 million in FY 2003). The increase in FY 2005 was due to a number of large contracts that were secured in December 2005. The increase in Calendar 2004 from FY 2003 was attributable to strong group annuity sales due to growth in insured annuities and capital accumulation plans obtained by capturing business from customers who withdrew business from competitors who merged with or were acquired by other competitors.

Individual insurance, savings and retirement – Sales increased by 20.3% to £71 million in FY 2005 after a decline of 15.7% to £59 million in Calendar 2004 (£70 million in FY 2003). The increase in FY 2005 was due mainly to improving equity markets which resulted in the entire Canadian individual savings range of products performing well in FY 2005. The decline in Calendar 2004 compared to FY 2003 was due to the low interest rate environment, as fixed-term based products experienced a sharp decrease. Guaranteed annuities were also adversely impacted by the Group's credit rating downgrade in FY 2004 and increased competition in the structured settlements segment.

Group insurance – Sales increased slightly to £24 million in FY 2005 after a slight increase to £23 million in Calendar 2004 (£21 million in FY 2003). The increase for these products was due to the currency rate fluctuations between the pound sterling and the Canadian dollar which offset an otherwise slight decline due to general market contraction.

Asian insurance new business

Insurance APE sales arising from Asian insurance new business increased by 60% to £24 million in FY 2005 after an increase of 36.4% to £15 million in Calendar 2004 (£11 million in FY 2003).

The Group's share of new business in its joint ventures in India and China represents the majority of APE in Asia. The Asian businesses are in early stages of development (the India and China joint ventures commenced trading in August 2000 and December 2003, respectively). The trend in new business sales reflects the growing nature of these operations.

4.2 Investments new business

The Standard Life Group's investment management business is conducted principally through Standard Life Investments, which operates primarily in the UK although it also has business elsewhere in Europe, Canada, the United States and Asia.

Total third party gross sales for investment products increased by 200% in FY 2005 to £5.9 billion compared to £2.0 billion in Calendar 2004 (an increase of 151% in FY 2005 when compared to FY 2004), after experiencing an increase of 2% from FY 2003. SLI experienced strong inflows across all product lines in the UK in FY 2005 on both a gross and net sales basis.

The following table shows gross and net sales of the SLI investment products to third parties for FY 2005, Calendar 2004, FY 2004 and FY 2003 by geographic segment and, for the UK and Canada, by product line:

	Gross sales[1]				Net sales			
	FY 2005	Calendar 2004	FY 2004	FY 2003	FY 2005	Calendar 2004	FY 2004	FY 2003
	12 months	12 months	13.5 months	12 months	12 months	12 months	13.5 months	12 months
		(unaudited)[2] £millions				(unaudited)[2] £millions		
UK investments:								
Mutual Funds	605	324	364	341	293	67	87	171
Private Equity	671	272	272	229	613	272	272	229
Segregated Funds	2,173	750	842	422	1,936	525	617	183
Pooled Property Funds	177	–	–	–	177	–	–	–
Triple A Money Market Fund[3]	1,925	450	641	487	1,925	450	641	487
Total UK investments	**5,551**	**1,796**	**2,119**	**1,479**	**4,944**	**1,314**	**1,617**	**1,070**
Total European investments[4]	**29**	–	–	–	**27**	–	–	–
Canadian investments:								
Mutual Funds	324	182	204	140	246	130	147	102
Investment Counselling[5]	75	49	54	113	(287)	(500)	(569)	10
Total Canadian investments	**399**	**231**	**258**	**253**	**(41)**	**(370)**	**(422)**	**112**
Total Asian investments[6]	**(62)**	**(54)**	**(24)**	**200**	**(62)**	**(54)**	**(24)**	**200**
Total worldwide investment products	**5,917**	**1,973**	**2,353**	**1,932**	**4,868**	**890**	**1,171**	**1,382**

(1) New business third party insurance contracts won by SLI, predominantly for TIP, PPIP and group pensions, totaling £1,409 million for FY 2005, are reported externally as insurance contracts and consequently excluded from the table above and reported through life assurance and pensions new business. SLI manages the funds relating to these products.

(2) Source: Group management information systems.

(3) Due to the nature of the Triple A Money Market Fund, the gross sales shown are calculated using average net client balances.

(4) European investments represents the win of a European segregated mandate in FY 2005.

(5) "Investment Counselling" refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.

(6) Reflects the Group's share of joint venture investment sales in respect of India. As a result of the sales market volatility in India, gross and net sales are calculated as sales less redemptions.

UK investments new business

Total UK gross sales rose significantly in FY 2005, Calendar 2004 and FY 2003, increasing to £5,551 million in FY 2005 compared to £1,796 million in Calendar 2004 and £1,479 million in FY 2003. The FY 2005 increase in gross sales was principally attributable to SLI's strong investment performance and the winning of a significant number of mandates and clients, particularly in segregated funds and the Triple A Money Market Fund.

Mutual Funds – Gross sales increased to £605 million in FY 2005 after a decline to £324 million in Calendar 2004 (£341 million in FY 2003). FY 2004 experienced higher outflows primarily as a result of investors' loss of confidence industry-wide. Gross sales of mutual funds in FY 2005 were buoyed by a combination of strong financial markets, the return of investors' confidence generally and an improvement in SLI's market position.

Private Equity Funds – Gross sales increased in each of FY 2005, Calendar 2004 and FY 2003 as a result of a number of major new business wins in this area, particularly in FY 2005. Gross sales increased to £671 million in FY 2005 after an increase to £272 million in Calendar 2004 (£229 million in FY 2003). The increase in Calendar 2004 was also due in part to the successful launch of a private equity fund of funds in 2004.

Segregated Funds – Gross sales increased sharply in each of FY 2005, Calendar 2004 and FY 2003 as a result of a number of major new business wins in this area, particularly in FY 2005, driven by SLI's strong investment performance. Gross sales increased to £2,173 million in FY 2005 after an increase to £750 million in Calendar 2004 (£422 million in FY 2003).

Pooled Property Funds – Gross sales in FY 2005 were as a result of the introduction of a number of new property investment vehicles launched in 2005.

Triple A Money Market Fund – Gross sales rose to £1,925 million in FY 2005 after a slight decline to £450 million in Calendar 2004 (£487 million in FY 2003). The increase in gross sales in FY 2005 was a result of a number of new clients acquired in 2005.

Canadian investments new business

Total Canadian gross investment sales increased to £399 million in FY 2005 from £231 million in Calendar 2004 and £253 million in FY 2003. The increase in FY 2005 was principally due to higher levels of mutual fund sales.

Mutual Funds – Gross sales increased to £324 million in FY 2005 after an increase to £182 million in Calendar 2004 (£140 million in FY 2003). The increase in FY 2005 was principally attributable to an improving market for mutual funds led by customer concerns over the adequacy of retirement income combined with improving financial markets and a return of investors' confidence in the mutual funds industry. This increase was also attributable to Standard Life Canada's success in strengthening relationships with key distributors which enabled it to capitalise on its suite of funds and product offering. The rise in Calendar 2004 was primarily the result of consumers having moved away from fixed term investment products in Canada due to low interest rates. Gross sales of mutual funds accounted for over 81.2% of total Canadian investments gross sales in FY 2005 compared to just 55.3% in FY 2003.

Investment Counselling – Gross sales increased to £75 million in FY 2005 after decreasing to £49 million in Calendar 2004 (£113 million in FY 2003). The decline in Calendar 2004 and level of gross sales in FY 2005 were affected by relatively poor investment performance for the product leading to significant net outflows during the periods.

Asian investments new business

Standard Life Investments' joint venture in India, HDFC-AM, was the second largest privately managed mutual fund provider in India in terms of funds under management as at 31 December 2005. Actual Indian gross sales were £4.5 billion in FY 2005 although net sales showed a net outflow of £62 million. As a result of the significant sales volatility in this market, Indian gross sales are shown net of redemptions.

5. European Embedded Value

5.1 Introduction

European Embedded Value, or EEV, measures the value to shareholders of the net assets plus the expected future profits on in-force business from a life assurance and pensions business. The EEV of the Standard Life Group has been calculated in accordance with the EEV principles and guidance issued in May 2004 and October 2005 (the "EEV Principles") by the CFO Forum (which represents the chief financial officers of major European insurers, including the Standard Life Group), and that calculation has been reviewed and reported on in Part XII – "Consulting Actuaries' Report" by Watson Wyatt in its capacity as Consulting Actuaries to Standard Life.

EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. It is designed to provide a more meaningful reflection of the performance of life assurance and pensions business over a reporting period than IFRS. The total profit recognised over the lifetime of a policy is the same as under IFRS, but the timing of recognition of profits is different.

For the purposes of EEV reporting, a distinction is drawn between "Covered Business" to which the EEV methodology is applied and "Non-Covered Business" which has been reported on an IFRS basis unless otherwise stated. The Standard Life Group's "Covered Business" is its life assurance and pensions businesses in the UK, Europe and other (including Asia) and Canada, as well as the current and future profits and losses from Standard Life Investments arising on its management of funds relating to the life assurance and pensions businesses. As the businesses included in "other" are not material in the context of the Group they have been valued at net asset value under IFRS. The Standard Life Group's "Non-Covered Business" includes third party investment management, banking, healthcare and other businesses not associated with its life assurance and pensions business. See Part XII – "Consulting Actuaries' Report".

The EEV of the Standard Life Group has been calculated as though the Group had operated under the post-demutualisation structure over the period from 16 November 2003 to 31 December 2005 and on the basis that demutualisation occurred at the end of FY 2005 while excluding the impact of the net new capital that is expected to be raised in connection with the Offers. The EEV includes the net assets of the businesses that will be owned by shareholders of the Company following demutualisation plus the present value of future profits expected to arise from in-force long-term insurance policies where these future profits are attributable to shareholders under the Main Scheme. See Section 1.3 – "Effects of Main Scheme and new structure".

5.2 Basis of preparation & methodology

The EEV in the tables in Sections 5.3 and 5.4 has been derived using the methodologies and assumptions discussed below.

5.2.1 Allowance for risk and other assumptions

Under the EEV Principles, risks within the Covered Business are allowed for in the following ways:

- Application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk-free rate;
- Holding of required capital for the Covered Business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- Allowing for time value of options and guarantees (TVOG).

5.2.2 Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk-free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, the Group has opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected "real world" asset returns equates with the PVIF calculated using "risk neutral" investment returns and discount rates. This approach was adjusted to recognise the benefits of the additional returns above risk free rates available for investing in illiquid assets, namely corporate bonds and mortgages where they match appropriate liabilities. Allowance has then been made for non-market risk by applying stress tests to the PVIF using the Group's internal capital model, and quantifying an additional risk margin based on the results of the stress tests. The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with the Group's internal capital model.

Separate risk discount rates have been calculated for in-force and new business (pre- and post-demutualisation), and for the principal geographic segments (UK and Europe, and Canada). The risk margins are also reduced to allow for any cost of required capital which is already reflected within the EEV.

At each valuation date, each risk margin is reassessed based on current economic factors and risk profile and is updated only if a significant change has occurred. In particular, changes in risk profile arising from movements in asset mix are allowed for via the updated risk margin calculation.

The tables below present the risk discount rates for the Group's principal geographic segments:

	In-force risk discount rates								
	As at 31 December 2005			As at 31 December 2004			As at 15 November 2003		
	Risk-free rate	Risk margin	Risk discount rate	Risk-free rate	Risk margin	Risk discount rate	Risk-free rate	Risk margin	Risk discount rate
	(unaudited)[1] (%)								
United Kingdom	4.12	3.50	7.62	4.57	3.80	8.37	5.02	3.90	8.92
Europe	3.52	3.50	7.02	4.00	3.80	7.80	4.74	3.90	8.64
Canada	4.02	2.50	6.52	4.53	2.60	7.13	5.06	2.60	7.66

(1) Source: Consulting Actuaries' Report.

	New business risk discount rates					
	FY 2005			FY 2004		
	Risk-free rate	Risk margin	Risk discount rate	Risk-free rate	Risk margin	Risk discount rate
	(unaudited)[1] (%)					
United Kingdom						
Pre-demutualisation	4.57	2.90	7.47	5.02	2.90	7.92
Post-demutualisation	4.57	2.60	7.17	5.02	2.60	7.62
Europe						
Pre-demutualisation	4.00	2.90	6.90	4.74	2.90	7.64
Post-demutualisation	4.00	2.60	6.60	4.74	2.60	7.34
Canada						
All new business	4.53	2.60	7.13	5.06	2.60	7.66

(1) Source: Consulting Actuaries' Report.

Because UK and European business is written within the same UK-based company, a common risk margin has been applied. Canadian business is mainly written in a Canadian-based subsidiary (SLCC) which has a different risk profile and capital structure to the UK-based company, and so requires a different risk margin.

For the UK and European businesses, the risk margin used to calculate the EEV as at 31 December 2005 was 3.50%. This consists of 2.35% for market risk and 1.15% for non-market risk. Because all of the required capital is assumed to be covered by surplus within the Heritage With-Profits Fund as described below, there is no cost of required capital within the EEV. As a result, all risks to future cash flows need to be reflected within the risk margin. For this reason, the risk margin is not directly comparable to most of the Group's UK-listed peer group.

The UK and European risk margin has fallen from 3.90% as at 15 November 2003 and 3.80% as at 31 December 2004 primarily due to the reduction in annuitant mortality risk as a proportion of overall shareholder owned risks. See Sections 3.22 to 3.24 of Part XII – "Consulting Actuaries' Report" for details of the movements in the margin relating to non-market risk over the period. Similarly, the risk margin used for new business is lower than that used for in-force business mainly due to the proportion of longevity risk within new business being significantly lower than for the in-force business. In Canada, the risk margin before explicitly allowing for cost of capital as at 31 December 2005 was 3.50%, comprising 1.95% for market risk and 1.55% for non-market risk. However, in Canada shareholder-owned assets are used to provide the required capital. Allowing for this cost of required capital explicitly reduced the 31 December 2005 risk margin by 1.00% to 2.50%.

The methodology is described in further detail in the Consulting Actuaries' report in Part XII – "Consulting Actuaries' Report".

5.2.3 Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the Covered Business whose distribution to shareholders is restricted. As a minimum this will represent the capital requirement of the local regulator.

The Group has set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, the Group excludes any required capital which is provided by the existing surplus in the Heritage With-Profits Fund, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the Heritage With-Profits Fund would need to be provided by assets in the Shareholder Fund. Projections performed by the Group suggest that the surplus in the Heritage With-Profits Fund is expected, on best estimate assumptions, to cover this level of required capital in most future years. As the cost of required capital in years when it is not covered by surplus in the Heritage With-Profits Fund is not material, no shareholder assets have been assumed to be encumbered.

The levels of required capital in the current EEV calculations are therefore as follows:

- *United Kingdom* – No capital requirement (in excess of statutory reserves or asset shares) is valued in the EEV.
- *Europe* – No capital requirement (in excess of statutory reserves or asset shares) is valued in the EEV.
- *Canada* – The level of required capital is taken as 150% of the Minimum Continuing Capital and Surplus Requirement ("MCCSR") for the company and 150% of the Test of Adequacy of Assets in Canada and Margin Requirements ("TAAM") for the branch.

Further information regarding required capital and reserves can be found in Sections 3.29 to 3.30 of Part XII – "Consulting Actuaries' Report".

For new business written in the UK and Europe post-demutualisation, the Group expects to set required capital at 100% of EU minimum regulatory capital, as it is expected to be higher in aggregate than Standard Life's internal risk-based capital requirement.

5.2.4 Time value of options and guarantees (TVOG)

The time value of options and guarantees represents the potential additional cost to shareholders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder. The Group has taken a market consistent approach to the calculation of the TVOG using stochastic modelling techniques. TVOG has been calculated separately for UK, Europe and Canada.

UK and Europe

The main source of TVOG in the Group EEV arises from the Heritage With-Profits Fund. Under the terms of the Main Scheme, this type of option for the UK, Germany and Ireland arises only when the Heritage With-Profits Fund has insufficient assets to pay guaranteed policy benefits and the shareholders must therefore forgo receipt of expected Shareholder Cash Flows or inject additional funds into the Heritage With-Profits Fund. The main options and guarantees within the Heritage With-Profits Fund in respect of UK and European business are in respect of with-profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the Heritage With-Profits Fund at any point in time will be sensitive to:

- The level of the Residual Estate;
- Investment conditions in terms of bond yields, equity and property values and implied market volatility; and
- The investment profile of the assets backing the applicable policies at the time TVOG is calculated.

The level of TVOG has been calculated by a model which projects the Heritage With-Profits Fund under a large number of different future economic scenarios. Particular features of this calculation are:

- The projected economic scenarios and the methodology used to discount Shareholder Cash Flows are based on market consistent assumptions;
- The total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk free bonds;
- Changes in policyholder behaviour are allowed for according to the particular economic scenario;
- Changes in management actions are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the Heritage With-Profits Fund will be managed in future as described in the Main Scheme and in the PPFM; and
- Each projection allows for the gradual release of the Residual Estate over time to policyholders where there are sufficient funds to do so.

Canada

The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

5.2.5 Residual Estate

As reported by SLAC's with-profits actuary in the Members' Circular, the estimated amount of the Residual Estate as at 31 December 2005 would have been expected to be in excess of £0.5 billion, after allowing for, amongst other things, estimates of the effects of the various transactions and asset and liability movements associated with demutualisation. Subsequent to 31 December 2005 there have been a number of events which would have impacted the estimated level of the Residual Estate. Such events included:

- The undertaking of a review to comply with PPFM requirements of assessing, from time to time, tracking differences between actual investment returns on assets backing unitised with-profits policies and indices used to enable daily unit pricing. In connection with such a review of certain of its unitised with-profits products, it was determined that two significant adjustments, which will reduce the Residual Estate, were required to reflect the proper unit values:
    - o *Tracking differences* – Due to the current value of the investments backing the applicable policies being marginally in excess of the values, as extracted from corresponding indices used to calculate daily unit values, in May 2006, the Directors were of the opinion that it was appropriate to increase overall unit values for current policies affected; and
    - o *Allocation of fixed income returns* – Returns of fixed income investments had not been properly allocated in calculating unit values.

- In April 2006 CAD$145 million of Canadian shareholder's equity was replaced by subordinated debt which will be held by the Heritage With-Profits Fund following demutualisation. This will increase the Residual Estate although it will reduce the EEV to shareholders. See Section 5.3.2 – "Movement in EEV" and Part XII – "Consulting Actuaries' Report – European Embedded Value Balance Sheet".

The tracking differences referred to under the first bullet point above did not have an impact on the Residual Estate or the TVOG as at 31 December 2005 as it is a FY 2006 event and will be reflected in that period's EEV.

The Company estimates that assuming demutualisation had become effective at 31 December 2005, and taking into account the events described above (excluding the tracking difference adjustment which only affects the 2006 results), the Residual Estate still would have been expected to be in excess of £0.5 billion.

As noted above, the TVOG is sensitive to movements in the Residual Estate. The impact of the Canadian subordinated debt transaction would have been to increase the Residual Estate. As a result, the TVOG would have fallen by an estimated £12 million - although this benefit to Embedded Value would be offset by £56 million of other reductions in the Canadian Free Surplus and Value of In-force.

The combination of the failure to properly allocate returns of fixed income investments and other refinements of the estimates of the adjustments to the Residual Estate as at 31 December 2005 is estimated to have increased the TVOG by approximately £22 million.

The tracking differences described above will be taken into account in calculating EEV in 2006. The Residual Estate is likely to be impacted by numerous factors as described in Section 1.3 above, but taken in isolation, the estimated reduction in the Residual Estate caused by making an adjustment for the tracking differences as at 31 December 2005 would have increased the TVOG by approximately £35 million.

5.2.6 Other assumptions

Expense assumptions

Expense assumptions on a per-policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions. No future productivity gains have been anticipated in deriving expense assumptions.

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of Standard Life Investments in providing investment management services to the life assurance and pensions business rather than the investment fees actually charged.

In determining future expenses in relation to Covered Business, no allowance has been made in the EEV or the new business contribution for any allocation of corporate centre costs.

Development costs represent specific costs incurred which are considered temporary in nature and are not expected to occur again.

Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take up, surrenders and withdrawals. The assumptions reflect the Directors' best estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

Assumptions regarding option take up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect the Directors' best estimate of how policyholder behaviour may vary in such circumstances. The EEV calculations make an allowance where appropriate for the possible impact of policyholders deferring the surrender of their policies until after demutualisation which resulted in a provision of £16 million as at 31 December 2005.

Exchange rate

EEV and other balance sheet assets and liabilities are translated at the Balance Sheet date. New business contribution and other income statement items are translated at the average exchange rates for the year.

Tax assumptions

The opening and closing EEV numbers for the Covered Business are presented net of the tax which Standard Life expects to pay as a proprietary company post-demutualisation. The tax deducted has been reduced to take into account transfers to shareholders from unallocated surplus which it is considered can be made without incurring tax and has been assessed on the basis of the current tax law, the current Finance Bill, HM Revenue and Customs practice and the provisions of the Main Scheme. The tax deducted also takes into account the risk of markets moving adversely in the future which would reduce the amount that can be so transferred to shareholders.

All of the pre-tax movements in the embedded value, including the new business contribution, are presented on the basis that full shareholder tax is payable. This is consistent with the Group's expectation for business sold post-demutualisation. However, for surplus emerging after demutualisation from business in the Heritage With-Profits Fund, shareholder tax is not expected to be payable for a period of years following demutualisation as a result of the transfers that it is considered can be made to shareholders without incurring tax as referred to above.

5.3 Primary EEV Statements

5.3.1 Consolidated EEV Balance Sheet

The table below shows the summary statement of EEV of the Standard Life Group as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)[1] £millions	
Covered Business:			
Present value of in-force, net of cost of capital, excluding time value of options and guarantees (TVOG):			
United Kingdom	2,399	1,955	1,633
Europe and other[2]	303	312	145
Canada	406	198	148
TVOG:			
UK and Europe	(200)	(170)	(159)
Canada	(19)	(14)	(14)
Total value of in-force	**2,889**	**2,281**	**1,753**
Net assets[3]	712	606	1,054
Total EEV of Covered Business	**3,601**	**2,887**	**2,807**
Net assets of Non-Covered Business[4]:			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other[5]	128	96	147
Total Net Assets of Non-Covered Business	**590**	**499**	**554**
Total Group EEV before adjustments	**4,191**	**3,386**	**3,361**
Pension fund deficit[6]	(228)	(248)	(221)
Mark to market of subordinated debt[7]	(219)	(174)	(122)
Total Group EEV	**3,744**	**2,964**	**3,018**

(1) Source: Consulting Actuaries' Report.

(2) "Other" includes certain subsidiaries and interests in joint ventures in Hong Kong, India, China and Bermuda.

(3) Net assets of Covered Business represent assets held to cover any capital requirements plus any free surplus. These assets mainly arise within Canada.

(4) Net assets of the Non-Covered Business are stated on an audited IFRS basis unless otherwise stated.

(5) "Other" includes the net assets of the other non-life assurance and pensions subsidiaries (£73 million, £96 million and £147 million in FY 2005, FY 2004 and FY 2003, respectively), plus an additional £55 million of assets set aside in FY 2005 as a consequence of the acquisition of the PMI business of FirstAssist which completed in March 2006.

(6) The pension fund deficit reflects the accounting value of the deficit in the Group's final salary pension schemes, after allowance for deferred tax adjusted for self-invested assets in Canada which are not permissible under IFRS, and liabilities already recognised within the Canadian EEV.

(7) This adjustment represents the difference between the market value of the subordinated debt and the IFRS valuation, net of deferred taxation. As the market value exceeds the IFRS valuation this reduces EEV. Under the Main Scheme, the subordinated debt will be transferred to the Company at the IFRS valuation together with assets at least equal to this amount.

The EEV of the Covered Business of the Standard Life Group is a measure of the shareholders' interest in the Covered Business, excluding any value which may be attributed to future new business. It is defined as:

1. The free surplus allocated to the Covered Business, plus

2. The required capital attributed to the Covered Business, less

3. The cost of holding this required capital, plus

4. The present value of in-force business ("PVIF") being the present value of the projected future after tax distributable profits attributable to shareholders from the Covered Business in-force at the valuation date, adjusted where appropriate to take account of TVOG described above.

For a full explanation of each of the items referred to above, see Part XII – "Consulting Actuaries' Report".

The tables below show the components of the EEV of the Covered Business, by geographic segment, as at the dates presented, broken out by the components of EEV:

	As at 31 December 2005					
	Free surplus	**PVIF excluding TVOG**	**Required capital**	**Cost of required capital**	**TVOG**	**EEV**
			(unaudited)[1] £millions			
UK	20	2,399	–	–	–	2,419
Europe	5	303	–	–	–	308
Canada	69	670	549	(264)	–	1,024
Other	69	–	–	–	–	69
TVOG[2]	–	–	–	–	(219)	(219)
Total Covered Business	**163**	**3,372**	**549**	**(264)**	**(219)**	**3,601**

(1) Source: Consulting Actuaries' Report.

(2) The TVOG of £219 million includes £200 million from the Covered Business in the UK, Germany and Ireland and £19 million from the Covered Business in Canada.

	As at 31 December 2004					
	Free surplus	**PVIF excluding TVOG**	**Required capital**	**Cost of required capital**	**TVOG**	**EEV**
			(unaudited)[1] £millions			
UK	101	1,955	–	–	–	2,056
Europe	(39)	312	–	–	–	273
Canada	13	404	466	(206)	–	677
Other	65	–	–	–	–	65
TVOG[2]	–	–	–	–	(184)	(184)
Total Covered Business	**140**	**2,671**	**466**	**(206)**	**(184)**	**2,887**

(1) Source: Consulting Actuaries' Report.

(2) The TVOG of £184 million includes £170 million from the Covered Business in the UK, Germany and Ireland and £14 million from the Covered Business in Canada.

	As at 15 November 2003					
	Free surplus	PVIF excluding TVOG	Required capital	Cost of required capital	TVOG	EEV
			(unaudited)[1] £millions			
UK	303	1,633	–	–	–	1,936
Europe	54	145	–	–	–	199
Canada	207	355	438	(207)	–	793
Other	52	–	–	–	–	52
TVOG[2]	–	–	–	–	(173)	(173)
Total Covered Business	**616**	**2,133**	**438**	**(207)**	**(173)**	**2,807**

(1) Source: Consulting Actuaries' Report.

(2) The TVOG of £173 million includes £159 million from the Covered Business in the UK, Germany and Ireland and £14 million from the Covered Business in Canada.

5.3.2 Movement in EEV

The table below shows Group EEV at the start and end of FY 2005 and FY 2004 and the impact of foreign exchange and capital movements on the Group EEV for such periods:

	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited)[1] £millions	
Start of year Group EEV	**2,964**	**3,018**
EEV profit after tax	535	48
Net capital movements[2]	135	(57)
Exchange rate movements	110	(45)
End of year Group EEV	**3,744**	**2,964**

(1) Source: Consulting Actuaries' Report.

(2) This includes capital transferred out of the Heritage With-Profits Fund for investment in subsidiaries including in FY 2005 £55 million of assets set aside as a result of the acquisition of the PMI business of FirstAssist.

Group EEV increased by £780 million during FY 2005 to £3,744 million from £2,964 million in FY 2004. In addition to movement in profits set out in the table below, the Group EEV also benefited from positive foreign exchange movements of £110 million during FY 2005 (FY 2004, negative movement of £45 million) mainly in respect of Canada and positive capital movements (capital transferred out of the Heritage With-Profits Fund for investment in subsidiaries including £55 million of assets set aside as a result of the acquisition of the PMI business of FirstAssist) totalling £135 million (FY 2004, a negative movement of £57 million). In line with the EEV approach, these movements are not reflected in the EEV profit and loss account.

In April 2006, CAD$145 million of Canadian shareholder equity was replaced by subordinated debt. As the subordinated debt will be held by the Heritage With-Profits Fund following demutualisation, this will increase the Residual Estate although it is estimated it would have reduced total Group EEV by £44 million, as at 31 December 2005, as a result of:

- Reductions of £56 million in aggregate in the net asset value of the Canadian in-force business and in the value of Canadian in-force business due to tax benefits associated with the increased interest payments on debt; and

- A reduction in TVOG of £12 million because the burn through cost for the Heritage With-Profit Fund would be reduced as a result of the subordinated debt increasing the working capital of that Heritage With-Profits Fund.

5.3.3 Profit and Loss Account

The table below sets out selected financial information from the Group's EEV profit and loss account for FY 2005 and FY 2004:

	FY 2005 12 months	FY 2004 13.5 months
	(unaudited)[1] £millions	
Profit & Loss Account[2]:		
Covered Business:		
UK	272	92
Europe	53	109
Canada	131	78
Other[3]	(2)	1
Covered Business operating profit before tax	**454**	**280**
Non-Covered Business:		
Investment management[4]	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other non-life business[5]	(19)	(32)
Corporate centre costs	(58)	(38)
Net funding costs of subordinated debt	(28)	(25)
Non-Covered Business operating loss before tax	**(59)**	**(100)**
EEV operating profit before tax	**395**	**180**
Long-term investment return and tax variances	231	61
Effect of economic assumption changes	232	(16)
Change in pension fund deficit	19	(34)
Movement in value of subordinated debt	(63)	(75)
Movement of TVOG	(44)	(16)
EEV profit before tax	**770**	**100**
Attributed tax	(235)	(52)
EEV profit after tax[6]	**535**	**48**

(1) Source: Consulting Actuaries' Report.

(2) The profit & loss account does not take account of exchange rate movements and capital adjustments.

(3) "Other" includes EEV operating profits and losses in the Group's Covered Business in Asia and Bermuda on an IFRS basis.

(4) Investment management profits are shown on an IFRS basis but exclude investment management profits and losses attributable to the life assurance and pensions business which are captured in the results of the Covered Business.

(5) "Other non-life business" mainly represents the trading results of the Group's mutual fund operations in the UK and Canada (£7 million of the losses in FY 2005 related to Canadian operations with £3 million of these losses relating to operations which were sold in Q1 2006).

(6) The EEV profit after tax above does not include costs of £84 million in FY 2005 and £75 million in FY 2004 in respect of demutualisation and reorganisation costs, as these have been borne by with-profits policyholders.

The EEV result for the Group's Covered Business shows an operating profit before tax of £454 million in FY 2005 compared with £280 million in FY 2004, an increase of 62.1%. The reasons for this increase are discussed in Section 5.4 – "Covered Business by geographic segment" below.

The Non-Covered Business recorded a loss of £59 million in FY 2005 compared with a loss of £100 million in FY 2004. The reduction in the operating loss was largely due to increased profits in investment management, banking and healthcare. These increases were partially offset by losses arising at the Group level due to higher corporate centre costs and increased interest charges on the subordinated debt and subordinated members account. See Section 7 – "Results of operations".

As well as the growth in operating profits, the overall EEV in FY 2005 has been favourably affected by strong investment markets with a positive contribution from investment return and tax variances of £231 million (FY

2004, £61 million) and economic assumption changes of £232 million (FY 2004, a negative contribution of £16 million) partially offset by the related increase in the tax charge of £183 million, being the increase to £235 million in FY 2005 from £52 million in FY 2004.

Long-term investment return and tax variances

Long-term investment return and tax variances measure the impact on EEV profits arising from the differences between actual investment returns and tax experienced over the period and those assumed at the start of the period. The most significant areas of variation arose from better than expected stock market performance of equity investments and changes in government bond yields in FY 2005 and FY 2004. These variations were most notable on the UK business with positive variances of £197 million and £70 million in FY 2005 and FY 2004, respectively, which principally reflect the increase in expected future management charges as a result of increased fund values.

Effect of economic assumption changes

Effect of economic assumption changes includes changes to risk discount rates, expected returns on assets and future inflation. These are set by reference to prevailing market conditions, and so may change from period to period. The movements in FY 2005 of £232 million and negative £16 million in FY 2004 are largely due to economic assumption changes in the UK and Canada during those periods.

In the UK, changes to the economic assumptions were a positive contribution of £70 million in FY 2005 compared with a positive contribution of £22 million in FY 2004. These positive contributions include the impact of a reduction in the risk margin of 0.3% in FY 2005 and 0.1% in FY 2004. The reasons for these reductions in risk margins are discussed in Section 5.2.2 – "Risk discount rates".

In Canada, changes to economic assumptions made a positive contribution of £158 million in FY 2005 compared with a negative contribution of £30 million in FY 2004. The main changes in FY 2005 were due to changes made to the Canadian statutory valuation basis, which had a positive impact on EEV, and the reduction in risk discount rate from 7.13% to 6.52%, resulting from a combination of decreases in risk margins and the risk free rate, offset by reduced assumptions on future investment returns. Similar changes to the risk discount rate were made in FY 2004 when the risk discount rate was reduced from 7.66% to 7.13%, although the impact of the change was more than offset by changes made to investment assumptions.

Change in pension fund deficit

The movements on the Group's pension fund deficits of positive £19 million in FY 2005 and negative £34 million in FY 2004 were largely due to changes in the value of accrued benefits. The Board has communicated to employees its intention to restrict pensionable increases in remuneration to inflation. In the accounts of SLAC for FY 2005, the rate of increase in salaries was reduced from 4.5%-5% per annum to 2.85%-4% per annum. This change in assumption is the principal reason for the positive change in FY 2005.

Movement in value of subordinated debt

The Group has in issue over £1,500 million of subordinated liabilities, comprising subordinated guaranteed bonds and subordinated members' accounts securities. The negative movements of £63 million in FY 2005 and £75 million in FY 2004 are due to the underlying movements in sterling and Euro bond yields which increased the market value of liabilities in both years as the subordinated debt is denominated in such currencies.

Movement of TVOG

The TVOG charge was £44 million in FY 2005 compared with a charge of £16 million in FY 2004. These charges mainly reflect the adverse impact of reductions in fixed interest yields on the potential cost of guaranteed with-profits liabilities in FY 2005 compared with FY 2004. Reductions in yields increase the potential cost of these guarantees.

5.4 Covered Business by geographic segment

5.4.1 Segmental EEV operating profit/(loss) after tax

The table below presents the EEV operating profit/(loss) after tax of the Group's Covered Business, by geographic segment, during FY 2005 and FY 2004:

	United Kingdom		Europe		Canada		Other[1]		Total	
	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004
	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months
					(unaudited)[2] £millions					
New business contribution	27	(151)	8	30	(2)	(11)	–	–	33	(132)
Expected return on existing business	225	224	33	17	70	65	–	–	328	306
Experience variances	48	36	10	4	2	27	–	–	60	67
Operating assumption changes	(22)	(28)	1	55	58	(20)	–	–	37	7
Development costs	(17)	–	–	–	–	–	–	–	(17)	–
Expected return on free surplus	11	11	1	3	3	17	(2)	1	13	32
EEV operating profit/ (loss) before tax	**272**	**92**	**53**	**109**	**131**	**78**	**(2)**	**1**	**454**	**280**
Tax	(83)	(28)	(20)	(46)	(42)	(25)	–	–	(145)	(99)
EEV operating profit/ (loss) after tax	**189**	**64**	**33**	**63**	**89**	**53**	**(2)**	**1**	**309**	**181**

(1) "Other" includes profits and losses from operations in Hong Kong as well as the Group's share of revenues in India and China and the results of a branch in Bermuda.
(2) Source: Consulting Actuaries' Report.

The Group EEV operating profit after tax for the Group's Covered Business increased by £128 million from £181 million in FY 2004 to £309 million in FY 2005. The increase is predominantly related to the improved performance of the UK operations in FY 2005, partly offset by reduced profitability in Europe linked to exceptional levels of new business in FY 2004. These movements are discussed below.

5.4.2 New business contribution

New business contribution (NBC), which is the expected present value of all future cash flows attributable to the shareholder from new business, is one of the key indicators that the Standard Life Group uses to measure the profitability of its new life assurance and pensions business. The NBC shown in this Section has been calculated by the Group on the basis of shareholders' interest in this business post-demutualisation. The Shareholder Cash Flows for the UK and Europe on the new business written during FY 2004 and FY 2005 are based on the Main Scheme formulae.

Note that the risk discount rates used to calculate NBC are the same for all product lines in the UK within each reporting period, and are as shown in the Section "Risk Discount Rates" above.

The tables below present the pre-tax new business contribution of the Group's geographic segments for FY 2005 and FY 2004, including by product line for UKL&P (after allocation of acquisition expenses):

	NBC	PVNBP	NBC/PVNBP	APE	NBC/APE
	FY 2005	FY 2005	FY 2005	FY 2005[1]	FY 2005
	12 months	12 months	12 months	12 months	12 months
	£millions	£millions	(unaudited)[2] (%)	£millions	(%)
UK					
Pensions	11	4,987	0.2	758	1.5
Life	9	1,131	0.8	114	7.9
Annuities	22	295	7.5	30	73.3
Protection	(15)	42	(35.7)	6	(250)
Total for UK life & pensions	**27**	**6,455**	**0.4**	**908**	**3.0**
Europe	8	920	0.9	100	8.3
Canada	(2)	1,882	(0.1)	184	(1.2)
Other	–	110	–	26	–
Total life & pensions	**33**	**9,367**	**0.4**	**1,218**	**2.7**

(1) Single premiums and new regular premiums in FY 2005 include investment contracts without DPF, which under IFRS are treated as deposits (and therefore not shown as premiums in the income statement) and added to investment contract liabilities in the balance sheet.

(2) Source: Consulting Actuaries' Report.

	NBC	PVNBP	NBC/PVNBP	APE	NBC/APE
	FY 2004	FY 2004	FY 2004	FY 2004	FY 2004
	13.5 months	13.5 months	13.5 months	13.5 months	13.5 months
	£millions	£millions	(unaudited)[1] (%)	£millions	(%)
UK					
Pensions	(126)	4,977	(2.5)	796	(15.8)
Life	(10)	1,041	(1.0)	108	(9.3)
Annuities	28	425	6.6	43	65.1
Protection	(43)	95	(45.3)	16	(268.8)
Total for UK life & pensions	**(151)**	**6,538**	**(2.3)**	**963**	**(15.6)**
Europe	30	2,614	1.1	251	11.5
Canada	(11)	1,742	(0.6)	173	(6.2)
Other	–	105	–	23	–
Total life & pensions	**(132)**	**10,999**	**(1.2)**	**1,410**	**(9.4)**

(1) Source: Consulting Actuaries' Report.

UK new business contribution

The table below presents the NBC, before and after allocation of acquisition costs, and PVNBP for the four major product categories of UKL&P for FY 2005 and FY 2004:

	NBC		PVNBP	
	FY 2005	FY 2004	FY 2005	FY 2004
	12 months	13.5 months	12 months	13.5 months
	(unaudited)[1] £millions			
UK				
Pensions	141	63	4,987	4,977
Life	38	26	1,131	1,041
Annuities	27	39	295	425
Protection	(1)	2	42	95
Total— before acquisition costs	**205**	**130**	–	-
Acquisition costs[2]	(178)	(281)	–	–
Total for UK life & pensions	**27**	**(151)**	**6,455**	**6,538**

(1) Source: Consulting Actuaries' Report.

(2) Acquisition costs include distribution and issue expenses but exclude commission, which has been allowed for in the NBC before acquisition costs. The figures have been grossed up for tax.

The contribution made by new business improved from a loss of £151 million in FY 2004 to a positive contribution of £27 million in FY 2005. This improvement reflected a combination of a £103 million reduction in acquisition costs and an increase in the new business contribution before acquisition costs of £75 million resulting from a change in product mix and commission reduction. The loss on new business in FY 2004 arose from a combination of expense over-runs and high levels of commission.

The largest improvement in profitability was in the pensions business where new business contributions before acquisition costs increased to £141 million in FY 2005 from £63 million in FY 2004, a 123.8% increase. This increase was largely attributable to the success of various actions taken by UKL&P to reposition its pensions business to focus on more profitable segments of the market. One action taken by UKL&P was a reduction of commission rates on group and individual pensions business at the end of FY 2004. Although this resulted in lower volumes for group and individual pensions, margins have improved for these segments. In addition, a more selective approach was taken to pricing of group pensions business leading to a better quality of business in terms of average premium and average scheme size. At the end of FY 2004, the SIPP product was launched. This new product was well received by the market and significant volumes of business were written in FY 2005.

New business contribution before acquisition costs for UKL&P's unitised life business, which includes investment bonds, increased to £38 million in FY 2005 from £26 million in FY 2004, a 46.2% increase. The launch in September 2004 of investment bonds with more profitable charging structures and wider investment choice than existing investment bonds together with the withdrawal of the less profitable bonds were the main reasons for this increase in FY 2005 compared with FY 2004.

New business contribution before acquisition costs from annuities reduced to £27 million in FY 2005 from £39 million in FY 2004, a reduction of 30.8%. This reduction was principally due to a reduction in volumes which is discussed in Section 4.1 – "Insurance New Business".

Contributions of new protection business and other products before acquisition costs declined to negative £1 million in FY 2005 from positive £2 million in FY 2004 reflecting reduced volumes.

Acquisition costs for all products combined reduced by 36.7% from FY 2004 to FY 2005 despite a reduction in new business volumes, measured by APE, of only 5.7% over the period. The cost reduction was primarily the result of a reduction in headcount in the sales and customer service areas. This was achieved through a rationalisation of the branch network and increased efficiencies in new business processing.

European new business contribution

In Europe, the contribution made by new business reduced from £30 million in FY 2004 to £8 million in FY 2005. New business contribution in FY 2004 reflected the one-off benefit of exceptionally high volumes of new business written in Germany in anticipation of tax changes taking effect on 1 January 2005.

Canadian new business contribution

In Canada, the contribution made by new business improved from a loss of £11 million in FY 2004 to a loss of £2 million in FY 2005. This improvement is partly due to the repricing of some products and the impact of expense reductions related to management actions in 2005. The new business contribution in FY 2005 and FY 2004 was adversely affected by certain individual life insurance products that have now been repriced and which generated a loss of £36 million in FY 2005 (FY 2004, loss of £28 million). There were some residual losses related to these products incurred in Q1 2006, and it is expected that a small amount of residual losses will be incurred in Q2 2006.

5.4.3 Expected return on existing business

The Group's expected return on existing business increased by £22 million from £306 million in FY 2004 to £328 million in FY 2005. This increase is explained below.

UK Covered Business

The expected return on existing business of the UK operation was essentially unchanged at £224 million in FY 2004 and £225 million in FY 2005. This marginal increase was due to the impact of the increased PVIF at the beginning of FY 2005 compared to FY 2004 offset by a lower risk discount rate and the shorter reporting period.

European Covered Business

For the European operations the expected return on existing business increased to £33 million in FY 2005 from £17 million in FY 2004. The increase in FY 2005 is due to the increased PVIF at the beginning of 2005, £312 million, compared to 2004, £145 million. The significant increase in the opening PVIF was related to the impact of the volume of business written in Germany in FY 2004.

Canadian Covered Business

The expected return on existing business for Canadian operations increased by £5 million in FY 2005, despite reductions in the risk discount rate and a shorter time period, largely due to the increase in opening PVIF and exchange rate movements.

5.4.4 Experience variances and operating assumption changes

The table below sets out an itemised breakdown of experience variances and operating assumption changes affecting profit from existing business by geographic segment for FY 2005 and FY 2004:

	United Kingdom		Europe		Canada		Total	
	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004
	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months
	(unaudited)[1] £millions							
Lapses – surrenders	–	(4)	1	2	–	–	1	(2)
Lapses – paid up policies	4	2	1	(3)	–	–	5	(1)
Maintenance expenses	27	4	4	–	–	(14)	31	(10)
Mortality and Morbidity	–	–	–	–	–	–	–	–
Tax	12	11	–	–	–	13	12	24
Other	5	23	4	5	2	28	11	56
Experience variances	**48**	**36**	**10**	**4**	**2**	**27**	**60**	**67**
Lapses – surrenders	(63)	(6)	–	–	(29)	(42)	(92)	(48)
Lapses – paid up policies	–	–	(11)	–	–	–	(11)	–
Maintenance expenses	220	69	19	75	100	–	339	144
Mortality and Morbidity	(262)	(94)	(7)	(17)	(22)	(17)	(291)	(128)
Tax	–	–	–	–	–	–	–	–
Other	83	3	–	(3)	9	39	92	39
Operating assumption changes	**(22)**	**(28)**	**1**	**55**	**58**	**(20)**	**37**	**7**
Total	**26**	**8**	**11**	**59**	**60**	**7**	**97**	**74**

(1) Source: Consulting Actuaries' Report.

UK Covered Business

Experience variances were £48 million in FY 2005 compared with £36 million in FY 2004. The increase was largely the result of larger positive maintenance expense variances in FY 2005 compared with FY 2004. The impact of this improvement on EEV operating profit/(loss) before tax was more than offset by development costs of £17 million principally relating to expenditures in respect of the Wrap platform and other strategic initiatives.

Operating assumption changes represented a negative contribution to operating profits of £22 million in FY 2005 compared with a negative contribution of £28 million in FY 2004. The operating assumption changes in FY 2005 comprise primarily a positive movement of £220 million (FY 2004, £69 million) due to a reduction in maintenance costs for individual and group pensions as well as lower expenses on other products such as investment bonds, savings products and annuities. Maintenance expenses were lower due to cost reduction measures, including headcount reductions. An increase in charges on capital investment bonds also made a positive contribution to the change in operating assumptions in FY 2005. These positive movements were offset by a charge of £262 million reflecting further strengthening of reserves in the annuity business to take account of expected future improvement in mortality. Changes to the assumptions regarding mortality and morbidity resulted in a charge of £94 million in FY 2004 more than offsetting the positive contribution in FY 2004 relating to maintenance expenses resulting in the overall negative contribution of £28 million in FY 2004. Persistency assumption changes were more adverse in FY 2005 than FY 2004 reflecting changes to withdrawal assumptions on with-profit bonds in FY 2005. Adverse lapse assumption changes resulted in a charge of £63 million in FY 2005 compared with a charge of £6 million in FY 2004.

Positive persistency variances were experienced for some product lines in FY 2004 and FY 2005. The Directors believe that this may in part be due to policyholders deferring the surrender of their policies until after demutualisation. Therefore, an allowance has been made in the EEV for the Covered Business equal to the sum of these positive experience variances.

European Covered Business

Experience variances and operating assumption changes for the European Covered Business contributed £11 million in FY 2005 compared to £59 million in FY 2004. In FY 2004 the German business wrote a record level of policies (nearly doubling its policy count to 390,000) and the impact of the unusually high volumes was a favourable maintenance expense assumption change of £75 million. This improvement was offset in part by an unfavourable mortality assumption change in Ireland of £17 million. In FY 2005 positive maintenance expense experience variance and operating assumption changes of £23 million were partly offset by further unfavourable mortality assumption changes of £7 million and lapse assumptions regarding paid up policies of £11 million.

Canadian Covered Business

Experience variances and operating assumption changes for the Canadian Covered Business contributed £60 million in FY 2005 compared to £7 million in FY 2004. In FY 2005 positive maintenance expense operating assumption changes of £100 million due to realisation of cost savings in the business were partly offset by unfavourable mortality and morbidity assumption changes of £22 million and lapse assumptions regarding surrendered policies of £29 million. In FY 2004 the unfavourable mortality and morbidity and lapse assumption changes of £59 million were offset by other favourable operating assumption changes of £39 million as well as positive experience variances of £27 million.

5.5 Sensitivity information

Information on the sensitivity of the EEV at 31 December 2005 and the NBC for FY 2005 to various factors is shown in Section 6 of Part IX – "Quantitative And Qualitative Disclosures About Risk" and Part XII – "Consulting Actuaries' Report".

5.6 Illustrative new business contribution

New business written post-demutualisation will be primarily written in the Non-Profit Fund, with limited new business in the Heritage With-Profits Fund, and the shareholders' interest in this business will therefore be different from their interest in business written pre-demutualisation. The Group has calculated illustrative new business contributions for the new business written in FY 2005 using the shareholders' interests which will apply to business written after the demutualisation date, and assuming that all new business is written in the Non-Profit Fund and the New With-Profit Funds. The main differences are:

- 100% of profits will be attributable to shareholders;
- Shareholders will provide the required capital and hence incur a cost of capital; and
- Shareholders will be liable for the cost of financial options and guarantees directly.

For the illustrative new business contribution shown below, the required capital is assumed to be 100% of regulatory capital. This is expected to be higher, in aggregate, than Standard Life's own internally-assessed risk-based capital requirement in respect of this new business, which is based on the ICA requirements. The capital requirements of the Canadian business are assumed to be the same pre- and post-demutualisation.

The illustrative new business contribution on a post-demutualisation basis is shown for FY 2005 in the table below:

	Illustrative NBC	Base NBC	Difference	Illustrative NBC/PVNBP	Illustrative NBC/APE
			(unaudited)[1]		
	£millions	£millions	£millions	(%)	(%)
UK	35	27	8	0.5	3.8
Europe	–	8	(8)	0.0	0.4
Canada	(2)	(2)	–	(0.1)	(1.2)
Other	–	–	–	0.0	0.0
Total life & pensions	**33**	**33**	–	**0.4**	**2.7**

(1) Source: Consulting Actuaries' Report.

In the UK, the impact of the reduced risk discount rate compared to the base NBC and the inclusion of all profits on annuity business are more than sufficient to offset the impact of introducing a cost of required capital on the illustrative basis. Overall, NBC in the UK is £8 million higher on the illustrative basis than the base NBC.

In Europe, however, the illustrative NBC is £8 million lower than the base NBC, principally reflecting the introduction of the cost of required capital.

In addition, the new business contribution post-demutualisation will be affected by the impact of the new business written in the Heritage With-Profit Fund. This will (initially) reduce taxable profits emerging from the Heritage With-Profits Fund and will delay the emergence of transfers to shareholders that can be made without incurring tax. It is estimated that the negative impact on the new business contributions written in FY 2005 caused by incremental business being written in the Heritage With-Profits Fund would be approximately £5 million which represents the impact of the delayed emergence of surplus.

6. IFRS critical accounting policies

Critical accounting policies are those policies which are particularly significant in presenting the Group's results of operations and include those that involve significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions and are therefore particularly critical to an understanding of the Group's financial statements. The Directors believe that the Group's critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see the IFRS HFI included in Section B of Part X – "Historical Financial Information".

6.1 Recognition of profits on heritage with-profits business

The Main Scheme provides that profits on in-force UK and European policies other than conventional with-profits policies and with-profits annuities will be attributable to shareholders. The Main Scheme specifies formulae for determining how much profit can each year be transferred out of the Heritage With-Profits Fund so as to be available to shareholders. If the formulae give rise to a negative amount, such amount has to be transferred into the Heritage With-Profits Fund. See Section 1.3 – "Effects of Main Scheme and new structure." The whole of the transfer out of, or into, the Heritage With-Profits Fund is recognised in the income statement.

As the Shareholder Cash Flows are determined on the basis of the formulae in the Main Scheme and regulatory accounting, they are not affected by the application of IFRS accounting policies.

6.2 Liabilities in respect of insurance and investment contracts

At 31 December 2005, liabilities in respect of insurance and investment contracts represented 86% of the Group's total liabilities. In accordance with IFRS 4, insurance policies that transfer financial risk but not significant insurance risk are classified as investment contracts.

Detailed information on the terms and conditions attaching to policies, methods of calculating liabilities and key assumptions used in determining policyholder liabilities are disclosed in Note 20 to the 2005 financial statements as set out in the IFRS HFI included in Section B of Part X – "Historical Financial Information".

Non-participating insurance contracts

Liabilities to policyholders arising from non-participating insurance contracts other than Canadian contracts have been calculated using the gross premium method. Explicit estimates are made of premiums, expected claims, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest prescribed by the FSA. The valuation rates used at 31 December 2005 were 3.75% for pension assurances and 3% for other assurances. The rates for annuities used at 31 December 2005 were 4% for life, 4.5% for pensions and 1.3% for inflation-linked. Each of these changes was between 25 and 50 basis points lower than the corresponding assumptions for the previous year. Mortality assumptions are based on the Group's own experience. Mortality improvement is assumed based on Continuous Mortality Investigation, or "CMI", tables. Mortality assumptions were changed in both 2005 and 2004 to take account of projected improvements in mortality. Such changes resulted in increases in the provisions. Assumptions for future policy expense levels are determined from the group's recent expense analysis and assume an annual inflation rate of 3.83% for UK business. Changes in such assumptions from year to year can have a material impact on liabilities to policyholders.

Liabilities in respect of Canadian non-participating insurance contracts are based on Canadian accounting and regulatory valuation principles and in particular the Canadian Asset and Liability Method ("CALM"). The value of policy liabilities is equal to the value of a set of supporting assets just sufficient with reinvestment and disinvestments to meet all policy liabilities when due. Generally Canadian GAAP measures assets at cost or amortised cost. Since the Group's policy is to measure investment securities at fair value an adjustment is made to the CALM liabilities to reflect the impact of the measurement change in the backing assets.

The most significant assumptions that impact these liabilities are the expected interest rates, investment returns for equities and property and mortality rates. The expected interest rate is determined by reference to the yield curve of Canadian federal bonds at 31 December 2005. Investment returns were assumed to be 7% for equities and 6.91% for property as at 31 December 2005. Mortality assumptions are derived from studies performed during 2004 and 2005 using a blend of industry and own company experience.

Non-participating investment contracts

For unit-linked contracts, the unit value is based on the bid-value of the fund assets at the reporting date before expenses of selling or buying the underlying assets. All fees and costs arising on contracts are deemed to be associated with the provision of investment management services and therefore are not included in the measurement of the financial liability.

Liabilities for non unit-linked non-participating investment contracts are measured at amortised cost, using the effective interest rate method. Amortised cost is calculated as the fair value of premiums received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The effective interest rate is the rate which discounts estimated future cash flows through expected life of the liability payments so as to arrive at the initial amount.

Participating insurance and investment contracts

Insurance contracts and participating investment contracts falling within the scope of the FSA's realistic capital regime are measured at the amount of the realistic value of the liabilities determined in accordance with FSA rules, adjusted to exclude any amounts due to shareholders. The FSA's realistic reporting regime seeks to place a realistic and market consistent value on liabilities for with-profits business. In particular the liabilities include provision for the expected payment of discretionary benefits such as future bonuses as well as both the intrinsic value and the time value of options and guarantees and allow for possible future management actions.

The realistic liabilities for almost all policies are based on the aggregate value of individual policy asset shares that reflect the actual premium, expense and charge history of each policy. For example, the investment return credited to asset shares is consistent with the return achieved on the assets backing the relevant category of participating business; any mortality deductions are based on published mortality tables; for those asset shares on an expense basis the allowance attributed to the asset share is as far as practical the appropriate share of the actual expenses; for those on a charges basis, the allowance is consistent with that for an equivalent unit-linked policy.

For participating business, most guarantees and future bonuses are valued prospectively using a stochastic model, which simulates future investment returns, asset mix and bonus strategy. Allowance is made within the projections for future bonus reflecting projected investment conditions and the Group's PPFM. For guarantees on participating contracts not valued using the stochastic model, the liability is calculated by applying the ratio of guarantee costs to the asset share for the product most similar in nature with appropriate adjustments.

The expense and mortality assumptions are best estimate assumptions determined from the Group's recent analyses. They are consistent with the assumptions for non-participating insurance contracts with the explicit margins for prudence removed.

Present value of future profits on non-participating contracts

The present value of future profits ("PVFP") on non-participating contracts written in the with-profits fund is recognised in the balance sheet to the extent that the value of these profits is taken into account, directly or indirectly, in determining the realistic value of the liability to participating policyholders. At 31 December 2005, the PVFP was determined using a risk discount rate calculated on a market consistent basis and set equal to the risk free rate plus a margin to allow for the non market risks inherent in the cash flows being discounted.

At 31 December 2005, the discount rate used to value the future profits ranged from 6.72% to 7.07%. The investment returns assumed were 4.22% on equities and property, 4.19% to 4.22% on gilts, 4.22% to 4.87% on corporate fixed interest securities. Expense inflation was assumed to be 3.83%. The RPI has been assumed to be 2.85%.

Sensitivity of liabilities to assumptions

If the level of expenses were assumed to be 10% higher, liabilities would increase by £136 million; if expenses were assumed to be 10% lower, liabilities would decrease by £128 million. If mortality was assumed to improve by 10%, liabilities would increase by £508 million; if it worsened by 10%, they would decrease by £438 million. A corresponding sensitivity analysis for valuation rates of interest is not available, but an analysis based on movements in market values of assets, corresponding to a reduction in the valuation rates of interest of some 0.75%, results in liabilities being higher by £574 million; movements corresponding to an increase in the valuation rate of 0.75% would result in liabilities being £548 million lower.

6.3 Deferred acquisition costs ("DAC")

Participating insurance and investment contracts

Acquisition costs are not capitalised in respect of participating contracts, in line with realistic valuation requirements.

Non-participating insurance contracts

For contracts written in a with-profits fund, acquisition costs are not deferred and recognised as a separate asset since the margins out of which the costs will be met are already recognised in the associated PVFP asset.

For those contracts written outside a with-profits fund, all acquisition costs incurred to sell, underwrite and initiate a new insurance contract will be deferred and amortised in proportion to the projected margins over the period the relevant contracts are expected to remain in force.

Implicit allowance is made for DAC within the Canadian Asset and Liability Method (CALM).

Following demutualisation, it is expected that virtually all new contracts will be written outside a with-profits fund and the DAC asset will begin to accumulate.

Non-participating investment contracts

Incremental costs directly related to the cost of acquiring new business are deferred to the extent that they are deemed recoverable from future charges. The recoverability test takes account of both any front-end fees that have been deferred and any PVFP asset recognised on these contracts.

For those investment contracts written in a with-profits fund, acquisition costs are not deferred except to the extent of any deferred income reserve ("DIR") on those contracts. DIR is recognised in relation to front-end fees that relate to services (on investment management services contracts) to be provided in future periods over the life of one contract, in order to recognise the income over the life of the contract. The DAC asset is amortised on a consistent basis with the DIR liability in line with the expected emergence of profits from the underlying product grouping.

For contracts written outside a with-profits fund, all costs are deferred to the extent that they are considered incremental and directly attributable to the contract written and are amortised over the life of the contract as the related revenue is recognised.

Following demutualisation, it is expected that virtually all contracts will be written outside a with-profits fund and the DAC asset will begin to accumulate.

6.4 Revenue and expense recognition

Premiums and claims relating to insurance contracts and participating investment contracts are recognised when due for payment.

For non-participating investment contracts contributions received are treated as policyholder deposits and not reported in the income statement. Claims paid to policyholders are treated as a reduction to these deposits. The change in policyholder liabilities is reflected each period in the income statement.

For unit-linked investment contracts all fees and costs are deemed to be associated with the provision of investment management services and are recognised as the services are provided. Front-end fees, including bid-offer spread and less than 100% initial unit allocation, which are charged on the inception of a non-participating unit-linked investment, are deferred and recognised over the period as services are provided.

Ongoing fees that are charged periodically, either directly or by making a deduction from invested funds, are recognised as received, with no deferral or anticipation, as the services are provided.

All contractual initial fees and incremental transaction costs in respect of non-unit-linked non-participating investment contracts which are directly attributable to the issue of the contract are deemed to be attached to issuing the financial liability rather than the provision of investment management services and are included within the effective interest rate method, which is used to calculate the amortised cost of these contracts.

6.5 Investment securities and derivatives

Investment securities

Virtually all the Group's equities, debt securities and interests in pooled investment funds are managed and evaluated on a fair value basis and are therefore recognised in the balance sheet at their fair value. Fair values are based upon the current quoted bid price where an active market exists. Where a quoted price in an active market cannot be obtained, an appropriate valuation technique is used to determine fair value.

Derivatives and hedge accounting

Derivatives are carried in the financial statements at fair value. Derivatives with positive fair values are recorded in the balance sheet as assets. Derivatives with negative fair values are recorded as liabilities.

In the case of derivatives that do not qualify for hedge accounting, movements in the fair value are taken to the income statement.

For the purposes of hedge accounting, the treatment depends upon whether the hedge is a "Fair Value" hedge (i.e. a hedge of the fair value of a recognised asset or liability or unrecognised firm commitment) or a "Cash Flow" hedge (i.e. a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognised asset or liability). In the case of a fair value hedge, changes in the fair value of the derivative are reported in the income statement, along with the changes in the fair value of the hedged item. In the case of a cash flow hedge, changes in the fair value of the derivative are reported as a component of shareholders' equity, and are reclassified to the income statement when the forecasted transaction or variability in cash flows occurs. The ineffective portion of changes in fair value of hedges is recorded in the income statement.

Hedge accounting is discontinued in the event that the hedge relationship is ineffective, expires, matures or is terminated.

Embedded derivatives

Options, guarantees and other derivatives embedded in a host contract are separated and recognised as a derivative unless they are considered closely related to the host contract, meet the definition of an insurance contract or if the host contract itself is measured at fair value with changes in fair value recognised in the income statement.

6.6 Pension costs and other post-retirement benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the relevant Group companies, determined by periodic actuarial calculations.

For defined benefit plans, the liability recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets, together with adjustments for past service costs. Plan assets exclude any insurance contracts or non-transferable financial instruments issued by the Group. The defined benefit contribution is calculated annually by independent actuaries using the projected unit credit method whereby estimated future cash flows are discounted using interest rates of high quality corporate bonds denominated in the currency in which the benefits will be paid of similar term as the liability.

The principal assumptions used in determining defined benefit pensions obligations as at 31 December 2005 are: rate of increase in salaries: 2.85% to 4%; rate of increase in pensions: 2.25% to 2.85%; discount rate: 4.8% to 5.25%; inflation rate: 2.25% to 2.85%; expected rate of return on plan assets: 6.45%. Mortality assumptions are based on 1992 experience mortality tables. Revisions to the assumptions during 2005 increased the reported deficit by £130 million.

Actuarial gains and losses are recognised in the Statement of Recognised Income and Expense in the period in which they occur.

For defined contribution plans, the Group pays contributions to publicly or privately administered insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised in staff expenses when they are due.

7. Results of operations

7.1 Basis of preparation of Historical Financial Information (HFI)

Included in this Section is a discussion of the HFI for the Standard Life Group for FY 2005, FY 2004 and FY 2003. As the Group has reported its results under IFRS beginning with FY 2005 and to provide a comparison of its 2005 results with its 2004 results under IFRS, this Section includes HFI for FY 2005 and FY 2004 presented on the basis of IFRS and HFI for FY 2004 and FY 2003 presented on the basis of UK GAAP. Throughout the periods covered by the HFI, SLAC was a mutual company owned by its members. The financial statements previously published by SLAC have been adjusted in the HFI to reflect the terms of the Main Scheme and any adjustments required to the underlying financial records to reflect the transition to a proprietary company.

The segmental information shown in Section 7.3 – "Results of operations by business unit" has been derived from the accounting records of the Company, and its subsidiaries, based on the results shown in the HFI. The information has been presented in summary form, and in a format appropriate to the nature of the businesses of the different segments.

Comparability between periods under IFRS and UK GAAP

As a result of adopting IFRS as at 31 December 2005 and for FY 2005 and FY 2004, the Group's audited consolidated financial statements were prepared on a basis of accounting different from the Group's audited consolidated financial statements as at 31 December 2004 and 15 November 2003 and for the periods then ended which were prepared in accordance with UK GAAP.

IFRS are accounting principles which are materially different from UK GAAP. As a result, the IFRS financial information is not comparable to the UK GAAP financial information. Investors should not compare the financial information included herein which is prepared on the basis of the different accounting principles. Included below in Section 8.3 – "Reconciliations of the Standard Life Group's balance sheet and income statement reported under UK GAAP and IFRS", is a description of the principal differences between IFRS and UK GAAP and a reconciliation of the Group's income statement for FY 2004 and balance sheet as at 31 December 2004 prepared in accordance with IFRS to such statements prepared in accordance with UK GAAP.

The HFI for FY 2005 and FY 2004 are presented on a consistent basis under IFRS except that SLAC implemented FRS 27 – *Life Assurance* ("FRS 27"), which restates UK with-profits liabilities on a "realistic" basis, in FY 2005. The Group is not required to restate, and has not restated, the income statement for FY 2004 to reflect the impact of FRS 27.

IFRS and UK GAAP differ in certain material respects from US GAAP. The Group has not prepared a summary of differences between IFRS and US GAAP or UK GAAP and US GAAP and has not prepared any financial information in accordance with US GAAP nor a reconciliation or quantification of differences between IFRS and US GAAP or UK GAAP and US GAAP. Investors are encouraged to consult their own financial advisers if they have any questions with respect to US GAAP.

Adjustments to Group consolidated financial statements to derive HFI

Throughout the period covered by the HFI, SLAC was a mutual company owned by its members. The statutory accounts of the SLAC group recorded neither a profit nor a loss on its long-term business because, under the mutual structure, all surpluses from the business accrued to the benefit of the with-profits policyholders. The HFI has been derived using the SLAC group accounting records and in accordance with the accounting policies set out therein. The principal adjustments made to the underlying SLAC group accounting records are summarised below.

Profit/(loss) before tax attributable to shareholders and minority interest

The income statement presented in the HFI has been prepared to show those proportions of the transfers made to the unallocated divisible surplus ("UDS") under IFRS or the fund for future appropriations ("FFA") under UK GAAP, which would have been attributable to shareholders and with-profits policyholders, respectively, had SLAC been owned by shareholders under the terms of the Main Scheme during the accounting periods under review.

The part of the transfer to the UDS or FFA, as appropriate, that would have been attributable to shareholders comprises five components:

(a) The transfer of assets between shareholders and policyholders that would have arisen under the Main Scheme in respect of the UK and Irish UWP and non-profit business. These transfers are based on amounts reported in the regulatory returns and therefore exclude any DAC;

(b) The charge in excess of actual expenses in respect of business written in the German branch;

(c) The profits and losses of the operating subsidiaries which, under the Main Scheme, will transfer to the Shareholder Fund or Non-Profit Fund;

(d) The amount by which the return on the assets backing the subordinated debt exceeds or is less than the coupon paid; and

(e) In relation to annuities, the amount attributable to shareholders will be the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by SLIF from the Heritage With-Profits Fund.

In order to calculate the shareholder profit or loss that would have arisen in the accounting periods under review in relation to (a), (b) and (e) above, long-term insurance premiums, claims and commissions, associated reinsurance and operating costs and actuarial reserves have been derived from the accounting and actuarial records of SLAC and have been allocated to each business unit and product category by reference to the nature of the individual products giving rise to the transactions. The shareholder transfer, charge or reinsurance profit is then calculated for each product category by reference to formulae defined in the Main Scheme or terms of the reinsurance treaty.

Taxation

As a mutual company, the tax attributable to SLAC's business was regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax charge attributable to shareholders in the HFI solely reflects the tax in the operating subsidiaries that will be held outside the Heritage With-Profits Fund.

Other adjustments

Certain adjustments have been made that were not reflected in the SLAC group's previously published accounts because of the significance of the amounts involved in the context of the shareholder profit reported in the HFI.

For further details of the basis of preparation of the HFI, see "Basis of Preparation" set out in the IFRS HFI in Section B of Part X – "Historical Financial Information".

7.2 Consolidated results of operations of the Standard Life Group

Consolidated results of operations of the Standard Life Group for FY 2005 and FY 2004 on the basis of IFRS

Set out in the table below are the FY 2005 and FY 2004 results of operations for the consolidated Group on the basis of IFRS:

	IFRS HFI	
	Consolidated Group	
	FY 2005	FY 2004
	12 months	13.5 months
	£millions	
Revenue:		
Net earned premium	3,516	4,255
Net investment return	14,377	9,892
Fee and commission income	360	296
Income arising from associates and joint ventures	99	86
Other income	54	48
Total net revenue	**18,406**	**14,577**
Expenses:		
Claims and benefits paid	4,195	5,112
Claim recoveries from reinsurers	(59)	(61)
Change in reinsurance assets	(112)	(41)
Change in insurance and participating liabilities	5,167	2,840
Change in investment contract liabilities	5,886	3,912
Change in deduction from liabilities due to present value of future results	(488)	–
Change in unallocated divisible surplus	871	441
Administration expenses		
Restructuring and demutualisation expenses	84	75
Other administration expenses	2,066	2,273
	2,150	2,348
Change in liability for third party interest in consolidated funds	43	16
Operating expenses	**17,653**	**14,567**
Finance costs	109	80
Profit/(loss) before tax	**644**	**(70)**
Income tax expense attributable to policyholders returns	(492)	(270)
Profit/(loss) before tax attributable to shareholders and minority interest	**152**	**(340)**
Tax expense	531	353
Less: tax attributable to policyholders	(492)	(270)
Tax attributable to shareholders' profits	39	83
Profit/(loss) for the period	**113**	**(423)**
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	**30**	**(456)**

Revenue

Total net revenue for the Standard Life Group increased by 26.3% to £18,406 million in FY 2005 from £14,577 million in FY 2004.

Net earned premium consists of premiums received in relation to life assurance and pensions products including with-profits business, but excluding premiums received on contracts such as unit-linked bonds and certain pensions contracts, which are classified as investment contracts under IFRS and are therefore not recognised in the income statement. Net earned premium fell by 17.4% to £3,516 million in FY 2005 from £4,255 million in FY 2004, principally due to a decline in net earned premium in UKL&P.

This decline related primarily to the shift in underlying business in line with the Group's repositioning strategy away from participating with-profits business recognised in the income statement to non-participating unit-linked products, the contributions from which are not recognised in the income statement under IFRS. Total premiums and deposits received in FY 2005 totalled £10.4 billion compared with £10.2 billion in FY 2004 with £6,952 million in FY 2005 being received from non-participating investment contracts, an increase of 16.1%, from £5,988 million in FY 2004.

Net investment return increased by 45.3% to £14,377 million in FY 2005 from £9,892 million in FY 2004 due to realised and unrealised gains in the equity, debt and investment property portfolios, reflecting the strength of financial markets in FY 2005.

Fee and commission income increased by 21.6% to £360 million in FY 2005 from £296 million in FY 2004. Fee and commission income principally comprises charges on investment contracts and fees earned by the Group's investment management business (SLI). These increased due to the underlying increase in asset values on which fees are earned and strong growth in third party assets under management, this being most marked in the UK and Canada.

Operating Expenses

Total operating expenses for the Group increased by £3,086 million to £17,653 million in FY 2005 from £14,567 million in FY 2004, a rise of 21.2%.

Claims and benefits paid declined by 17.9% to £4,195 million in FY 2005 from £5,112 million in FY 2004 partly due to the additional 1.5 months in FY 2004 and partly due to a reduction in surrenders occurring during FY 2005 in the UK, which the Directors believe was partly attributable to policyholders retaining policies in anticipation of demutualisation and A Day.

Change in reinsurance assets increased by 173.2% to £112 million in FY 2005 from £41 million in FY 2004 due to an increase in insurance liabilities. No new reinsurance agreements were put in place during FY 2005.

Change in insurance and participating liabilities increased by 81.9% to £5,167 million in FY 2005 from £2,840 million in FY 2004, principally due to the strong performance of global financial markets, and, in particular, the UK equity markets, together with lower interest rates and lower claims being incurred. Liabilities generally rise in line with the asset values backing the policies.

Change in investment contract liabilities increased by 50.5% to £5,886 million in FY 2005 from £3,912 million in FY 2004 due to the rises in the global financial markets and levels of contributions received, especially in the UK where the SIPP and investment bonds products achieved £2 billion of sales in FY 2005. The increase in asset values and significant inflows of new money resulted in a comparable increase in liabilities.

The change in deduction from liabilities was due to the first time adoption of FRS 27. The £488 million in FY 2005 represents the present value of future profits on non-participating business falling within the scope of FRS 27. As allowed for in FRS 27, there was no similar amount recorded in the FY 2004 income statement.

The change in UDS increased by 97.5% to £871 million in FY 2005 from £441 million in FY 2004 representing the increase in excess assets held by the Heritage With-Profits Fund over the liabilities under in-force contracts and other liabilities of the Heritage With-Profits Fund calculated in accordance with FRS 27. A large element of this movement is linked to the net investment return which is attributable to policyholder surplus assets.

Restructuring and demutualisation expenses increased by 12.0% to £84 million in FY 2005 from £75 million in FY 2004. In FY 2005, £68 million represented the cost associated with work undertaken preparing for the demutualisation and the flotation of the Company and £16 million of the costs related to implementation of the Group's strategic review, in particular redundancy costs. Of the FY 2004 costs, £45 million related mainly to redundancy and pension augmentation payments and £30 million was incurred as part of the strategic review. The restructuring and demutualisation costs and other one-off administration expenses are not included in the formulae calculation and therefore will not affect shareholder profit. Significant costs associated with demutualisation and flotation will also impact results in 2006 although such costs will be borne by the Heritage With-Profits Fund.

The following table sets out the other administration expenses of the Standard Life Group for FY 2005 and FY 2004 on the basis of IFRS, with administration costs split to show ongoing administrative expenses and other costs included therein:

	IFRS HFI	
	FY 2005	FY 2004
	12 months	13.5 months
	£millions	
Commission expenses	410	632
Interest expense	546	521
Staff costs and other employee related costs	545	624
Administrative expenses	325	370
Other expenses:		
Non-recurring costs	102	90
Consolidated investment vehicles	136	106
Total other expenses	238	196
	2,064	2,343
Net impact of movements in DAC	2	(70)
Total other administration expenses	**2,066**	**2,273**

Total other administration expenses declined by 9.1% to £2,066 million in FY 2005 from £2,273 million in FY 2004. The level of this decline was impacted by the additional 1.5 months in FY 2004. Commissions paid to intermediaries, in particular IFAs, declined by 35.1% from £632 million in FY 2004 to £410 million in FY 2005, reflecting the decision in the UK to reduce commission payments on certain product lines and to focus on lower commission based products and distribution, reduced volumes of new business in Germany and the shorter FY 2005.

Interest expense increased by 4.8% to £546 million in FY 2005 from £521 million in FY 2004. This relates to the interest on customer accounts held with Standard Life Bank together with interest on debt securities and mortgage backed floating rate notes issued by Standard Life Bank. The increase in interest expenses reflects the higher level of borrowings in FY 2005.

Staff costs reduced by 12.7% from £624 million in FY 2004 to £545 million in FY 2005 as a result of management actions to lower headcount which fell by 1,909 in FY 2005 compared to FY 2004 (based on average number of employees). Such benefits were partly offset by higher performance-related staff costs, principally at SLI, which rose as a result of the increase in activity in FY 2005.

Administrative expenses declined by 12.2% reflecting the additional 1.5 months expenditure in FY 2004. However this result masks the underlying movements in administrative costs across business units, and so further analysis of staff costs and administrative costs by business unit is shown below.

The following table sets out the total staff cost and administrative expenses by business operations for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Staff costs	545	624
Administrative expenses	325	370
Total staff costs and administrative expenses	**870**	**994**
UKL&P	365	475
Standard Life Canada	123	127
Germany, Ireland and Asia Life assurance companies	66	80
Standard Life Investments	151	147
Standard Life Bank	62	73
Standard Life Healthcare	45	54
Corporate centre	58	38
Total staff costs and administrative expenses	**870**	**994**

UKL&P significantly reduced costs in FY 2005 compared to FY 2004. The European Life and Pension operations, SLB and SLH also recorded decreases in staff and administration costs consistent with the Group's repositioning, though part of the improvement was attributable to the additional 1.5 months in FY 2004. These improvements were offset in part by higher costs at SLI attributable to their strong performance in FY 2005. Corporate centre costs increased to £58 million in FY 2005 compared to £38 million in FY 2004 partly due to the additional costs of improving group functions to meet the requirements of a listed company, and partly due to reallocation of costs, which had previously been included within business units, particularly UKL&P, such as the costs of vacant office space, to the Group corporate centre. See Section 7.3 – "Results of operations by business unit" for a more detailed discussion of costs.

Non-recurring costs increased from £90 million in FY 2004 to £102 million in FY 2005. In FY 2005 the principal components of these costs were £67 million relating to mortgage endowment complaints and £35 million for the group finance programme. In FY 2004, the costs primarily related to mortgage endowment complaints of £66 million and to discontinued operations in Spain and other international costs which were discontinued as a result of the strategic review.

Expenses relating to consolidated investment vehicles are in respect of unit trust and open-ended investment companies which are consolidated under IFRS. The increase in the expenses reflects the increased number of investment vehicles in FY 2005 in comparison to FY 2004.

Profit/(loss) before tax attributable to shareholders and minority interest

Profit/(loss) before tax attributable to shareholders and minority interest improved to a profit of £152 million in FY 2005 from a loss of £340 million in FY 2004.

Finance costs increased by 36.3% to £109 million in FY 2005 from £80 million in FY 2004 primarily because of the issue of further subordinated debt of £267 million in 2005 and a full year's interest cost on subordinated debt issued in FY 2004.

Income tax expense attributable to policyholder returns increased to £492 million in FY 2005 from £270 million in FY 2004 reflecting the higher investment returns generated in the Heritage With-Profits Fund.

Profit/(loss) attributable to shareholders

Profit attributable to shareholders was £30 million in FY 2005 compared to a loss of £456 million in FY 2004. This increase was affected by the additional 1.5 months in FY 2004 and was principally due to reduction in the level of losses in UKL&P and profits from the European Life Assurance and Pensions business as well as from the Group's non-life assurance and pensions businesses.

The total tax expense for the Group was £531 million in FY 2005, increasing from £353 million in FY 2004. Tax relating to the Group's life assurance and pensions business, which is attributable to policyholders, was £492 million in FY 2005 and £270 million in FY 2004.

The remaining balance of the tax charge is attributable to shareholder profits and reflects the tax charge of the operating subsidiaries that will be held outside the Heritage With-Profits Fund post-demutualisation. The tax attributable to the operating subsidiaries is detailed below:

	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Standard Life Canada	26	83
Standard Life Investments	13	8
Standard Life Bank	1	(3)
Other operating subsidiaries	(1)	(5)
Total tax attributable to shareholders profits	**39**	**83**

The increase in profit attributable to minority interest of £83 million in FY 2005 and £33 million in FY 2004 can be attributed to the improved performance of a number of investment funds with external investors, such as the Standard Life European Private Equity Trust PLC. Under IFRS, these funds which relate solely to policyholders are fully consolidated in the Group's results.

Consolidated HFI for the Standard Life Group for FY 2004 and FY 2003 on the basis of UK GAAP

UK GAAP differs in certain material respects from IFRS. The principal differences as they relate to the Group's consolidated financial statements can be found under Section 8 – "Reconciliations of financial statements reported under IFRS and UK GAAP ". The principal items which make the UK GAAP results for the Group not comparable with the IFRS results are as follows:

- *Insurance and Investment Contract Liabilities.* Under UK GAAP all contracts written by an insurance company are accounted for on a similar basis. IFRS requires products to be classified as either insurance or investment contracts depending on whether there has been a transfer of significant risk. Insurance contracts and those that have an element of discretionary participating features (DPF) continue to be accounted for as they were accounted for under UK GAAP. Under IFRS, investment contract liabilities without DPF are measured at either amortised cost or at fair value. Amounts receivable under investment contracts without DPF are no longer shown as premiums in the income statement but are treated as deposits and added to investment contract liabilities in the balance sheet. Claims payable on investment contracts without DPF are treated similarly. In 2004, this change in accounting treatment reduced both income and expenses by £5,595 million.

- *Investments and Loans.* Under IFRS all investment securities and derivatives are designated as fair value through profit or loss ("FVTPL"). The fair values are based on the current quoted bid prices where an active market exists, or, when this is not possible, as appropriate market consistent valuation technique is used to determine fair value. An adjustment is required where the UK GAAP measurement basis differs to that prescribed under IFRS.

- *Consolidation of additional entities* – IFRS requires the consolidation of certain investment vehicles which did not require to be consolidated under UK GAAP.

The comparability of the HFI presented on the basis of IFRS and UK GAAP is also impacted by the adoption of FRS 27. In accordance with FRS 27, this financial reporting standard has been adopted in the period covered by the IFRS HFI. This standard has a significant impact on the presentation within the HFI. In particular, participating liabilities are determined on a realistic basis and are reduced by the present value of future profits on non-participating contracts and DAC is only held to the extent of the DIR recognised.

Set out in the table below are the consolidated results of operations for the Standard Life Group for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	Consolidated Group	
	FY 2004	FY 2003
	13.5 months	12 months
	£millions	
Technical account – long-term business		
Earned premiums, net of reinsurance		
Gross premiums written	10,219	9,520
Outward reinsurance premiums	(109)	(76)
	10,110	9,444
Investment income	3,830	3,113
Gains on realisation of investments	3,417	197
Unrealised gains on investments	1,920	3,481
Other technical income, net of reinsurance	790	604
	20,067	16,839
Claims incurred, net of reinsurance		
Claims paid – gross amount	8,117	7,248
– reinsurers' share	(53)	(38)
	8,064	7,210
Change in provision for claims	(20)	(7)
	8,044	7,203
Changes in other technical provisions, net of reinsurance:		
Long-term business provision		
– gross amount	3,395	1,480
– reinsurers' share	(122)	(102)
	3,273	1,378
Technical provisions for linked liabilities:		
– gross amount	6,419	5,270
– reinsurers' share	(24)	(1)
	6,395	5,269
Technical provisions for general business:	43	21
	9,711	6,668
Net operating expenses	1,253	835
Investment expenses and charges	224	211
Other technical charges, net of reinsurance	681	550
Tax attributable to the long-term business	286	179
Transfer to the fund for future appropriations	257	1,592
	2,701	3,367
	20,456	17,238
Balance on the technical account – long-term business	(389)	(399)
Non-technical account		
Balance on the long-term business technical account	(389)	(399)
Tax (credit)/charge attributable to balance on long-term business technical account	(45)	29
Loss on ordinary activities before tax	(434)	(370)
Tax credit/(charge) on loss on ordinary activities	45	(29)
Loss on ordinary activities after tax	(389)	(399)
Minority interest	(32)	(3)
Loss attributable to shareholders	(421)	(402)

Earned premiums, net of reinsurance, increased by 7.1%, to £10,110 million in FY 2004 from £9,444 million in FY 2003. When comparing on a annualised (pro rata) basis, earned premiums, net of reinsurance, were lower in 2004 than 2003, increased sales volumes in Canada and Europe being more than offset by reduced volumes in the UK where reduced commissions impacted sales levels.

Investment income, which consists of dividend, interest and rental income, increased by 23.0% to £3,830 million in FY 2004 compared to £3,113 million in FY 2003. This increase was due in part to the longer financial period and increased funds under management.

Gains on realisation of investments increased to £3,417 million in FY 2004 compared to £197 million in FY 2003. This increase was related to the large disposal of equity investments by the company during 2004 in favour of bonds as it reduced the equity exposure of the assets backing SLAC's with-profits business. Offsetting these realised gains in part was the resulting decline in unrealised gains on investments to £1,920 million in FY 2004 from £3,481 million in FY 2003 due to the reduction in the equity portfolio and shift towards fixed income securities.

Other technical income, net of reinsurance increased by 30.8% from £604 million in FY 2003 to £790 million in FY 2004. Other technical income comprises general business income, investment management charges received and non-insurance subsidiary income. A large portion of the movement is due to an increase in general business premiums from £323 million in FY 2003 to £410 million in FY 2004 relating to an increase in Canadian accident and sickness premiums and additional general business premiums in Standard Life Healthcare.

Claims incurred, net of reinsurance increased by 11.8% from £7,210 million in FY 2003 to £8,064 million in FY 2004, principally due to the additional 1.5 months in FY 2004.

The change in technical provisions for long-term business and linked liabilities increased by 45.4% from £6,647 million in FY 2003 to £9,668 million in FY 2004, mainly related to the improving stock markets and positive funds flow.

Net operating expenses increased by £418 million to £1,253 million in FY 2004 from £835 million in FY 2003, an increase of 50.1%. This was primarily due to three factors: (i) the additional 1.5 months in FY 2004; (ii) administrative expenses in FY 2004 included the exceptional costs of £75 million in relation to redundancy costs and consultancy fees in respect of the strategic review; and (iii) the level of acquisition costs increased as a result of the level of new business written in Germany in FY 2004, although the change in the movement of DAC was £108 million in FY 2004 compared to £272 million in FY 2003. Movements in DAC in FY 2004 were significantly impacted by the change in the treatment of DAC resulting from the Domestication of the Canadian non-participating business which resulted in an elimination of explicit DAC of £288 million.

The movement in the fund for future appropriations of £257 million in FY 2004 (£1,592 million in FY 2003) represented the impact of improved investments markets offset by the cost of bonuses and changes to assumptions underlying the long-term business provisions. The fund for future appropriations represents the excess of the assets held by the Heritage With-Profits Fund over the sum of liabilities under in-force contracts and other liabilities.

Loss attributable to shareholders

Loss attributable to shareholders for the Standard Life Group increased by 4.7% to a loss of £421 million in FY 2004 from a loss of £402 million in FY 2003. This increase was affected by the additional 1.5 months in FY 2004 and was principally due to the higher level of losses in the UK and European Life Assurance and pensions business, lower profitability in Canada principally due to the impact of Domestication, offset in part by improved results in investment management and banking. The higher losses in UK and European Life Assurance and Pensions was in part due to new business strain from the higher volume of business written in Germany in 2004.

The total tax expense in the Technical account for the Group was £286 million in FY 2004, increasing from £179 million in FY 2003. £331 million in FY 2004 and £150 million in FY 2003 of the tax on the long-term business was regarded as policyholder tax.

The tax in the Non-technical account relates to the tax charge of the operating subsidiaries that will be held outside the Heritage With-Profits Fund. The total tax in the Non-technical account was a tax credit of £45 million in FY 2004 and a charge of £29 million in FY 2003. The tax attributable to the operating subsidiaries is detailed below:

	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Standard Life Canada	(51)	22
Standard Life Investments	7	4
Standard Life Bank	2	2
Other operating subsidiaries	(3)	1
Total tax (credit)/charge on loss on ordinary activities in Non-technical account	**(45)**	**29**

7.3 Results of operations by business unit

The following discussion provides additional information on the Group's business segments. For the purposes of financial reporting, the Group's segments consist of Life Assurance and Pensions, Investment Management (SLI), Banking (SLB) and Healthcare and General Insurance (primarily SLH). The Group's largest segment, Life Assurance and Pensions, includes:

- UK and European Life Assurance and Pensions, discussed in Section 7.3.1, which includes UKL&P, as well as its European operations, consisting of branches in Germany (which includes Austria) and Ireland, and, until October 2005, Spain;
- Canadian Life Assurance and Pensions (Standard Life Canada), discussed in Section 7.3.2; and
- Asian Life Assurance and Pensions, discussed in Section 7.3.3, which includes a wholly owned subsidiary in Hong Kong as well as joint ventures in India and China. The joint ventures are accounted for using the equity method.

The following table shows the Group's consolidated results of operations by business unit for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	Consolidated Group	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Profit/(loss) on ordinary activities before shareholder tax:		
Life Assurance and Pensions:		
UK and European Life Assurance and Pensions:		
UK Life Assurance and Pensions	(225)	(394)
European Life Assurance and Pensions	74	(150)
Total UK and European Life Assurance and Pensions	(151)	(544)
Canadian Life Assurance and Pensions	154	165
Asian Life Assurance and Pensions	–	(1)
Minority interest[(1)]	83	33
Total Life Assurance and Pensions	86	(347)
Investment Management	44	21
Banking	15	(13)
Healthcare and General Insurance	7	(1)
Profit/(loss) before tax attributable to shareholders and minority interest	**152**	**(340)**
Tax attributable to shareholder profits	(39)	(83)
Profit attributable to minority interest	83	33
Profit/(loss) attributable to shareholders	**30**	**(456)**

(1) Included separately to show the shareholder profit/(loss) attributable to shareholders before tax of UKL&P.

UK GAAP differs in certain material respects from IFRS. The principal differences as they relate to the Group's consolidated financial statements can be found under Section 8 – "Reconciliations of financial statements reported under IFRS and UK GAAP". In addition, principal items which make the UK GAAP results of each business unit not comparable with its IFRS results are detailed in the relevant business unit discussion below.

The following table shows the Group's consolidated results of operations by business unit for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI Consolidated Group	
	FY 2004 13.5 months	FY 2003 12 months
	(unaudited) £millions	
Profit/(loss) on ordinary activities before shareholder tax:		
Life Assurance and Pensions:		
UK and European Life Assurance and Pensions		
UK Life Assurance and Pensions	(392)	(467)
European Life Assurance and Pensions	(150)	(11)
Total UK and European Life Assurance and Pensions	(542)	(478)
Canadian Life Assurance and Pensions	51	95
Asian Life Assurance and Pensions	(3)	(7)
Minority Interest	32	3
Total Life Assurance and Pensions	(462)	(387)
Investment Management	20	5
Banking	9	5
Healthcare and General Insurance	(1)	7
Loss on ordinary activities before tax	**(434)**	**(370)**
Tax credit/(charge) on loss on ordinary activities	45	(29)
Minority interest	(32)	(3)
Loss attributable to shareholders	**(421)**	**(402)**

7.3.1 Results of operations of the Standard Life Group's UK and European Life Assurance and Pensions business

The results that follow consist primarily of historical financial information determined on the basis of IFRS and UK GAAP. A feature of the IFRS and UK GAAP profit and loss accounts is that they combine the policyholder and shareholder elements of revenues and expenses. For example, premium income includes an element which will be retained by the shareholders as income as well as the amount that will be invested on behalf of policyholders. As a result, the profit and loss accounts do not provide an analysis of the sources of shareholder profit or loss. To provide a fuller indication of the sources of shareholder profit or loss, the IFRS and UK GAAP information for UK and European Life and Pensions business is supplemented by an analysis of the Main Scheme formulae results of these businesses.

UK Life Assurance and Pensions

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

The following table sets out the results of operations relating to UKL&P for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	UKL&P	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Revenue:		
Net earned premium	1,880	2,601
Net investment return	11,718	7,682
Fee and commission income	231	169
Income arising from associates and joint ventures(1)	79	80
Other income	18	102
Total net revenue	**13,926**	**10,634**
Expenses:		
Net insurance claims and changes in other policyholder liabilities	12,023	8,996
Change in deduction from liabilities due to present value of future results	(510)	–
Change in unallocated divisible surplus	891	618
Administration expenses:		
Restructuring and demutualisation expenses	80	71
Other administration expenses	924	921
Change in liability for third parties interest in consolidated funds	35	3
Operating expenses	**13,443**	**10,609**
Finance costs	93	72
Profit/(loss) before tax	**390**	**(47)**
Income tax expense attributable to policyholder returns	(532)	(314)
Loss before tax attributable to shareholders and minority interest	**(142)**	**(361)**
Profit attributable to minority interest	(83)	(33)
Loss before tax attributable to shareholders	**(225)**	**(394)**

(1) Income arising from associates and joint ventures principally comprises the return received on holdings in unit trusts and open ended investment companies which, because of percentage holdings of between 20% and 50%, are deemed to be associates under IFRS.

Revenue – Net earned premium on insurance and participating investment contracts declined by 27.7% to £1,880 million for FY 2005 from £2,601 million for FY 2004. The decrease was due in part to UKL&P's shift in its product mix towards single premium unit-linked business with strong new business arising from the launch of SIPP and the re-launch of investment bonds under a new charging structure. Contributions from these investment contracts (which are not reflected as premium income under IFRS), accounted for 75.3% of total amounts received from sales of life assurance and pensions contracts in FY 2005 (66.8% in FY 2004), increasing by 9.3% to £5,732 million for FY 2005 from £5,242 million for FY 2004. The decline in net earned premium also reflected the declining popularity in recent years of with-profits business, evidenced by premiums on participating investment contracts falling by 31.1% to £742 million for FY 2005 from £1,077 million for FY 2004 as well as a decline in new business premiums for UKL&P's annuities products to £295 million in FY 2005 from £425 million in FY 2004.

Net investment return and fee and commission income increased largely due to strong financial market performance, in particular strong equity markets in FY 2005, as well as due to the effect of investing new business premiums.

Other income declined by 82.4%, to £18 million for FY 2005 from £102 million for FY 2004. This decline was largely due to the restructuring of the Group's shared services, which in FY 2004 were part of UKL&P and were recharged by UKL&P and recorded as income. Since the end of FY 2004 these services have been provided by the Group's Shared Service Centre.

Operating expenses – Net insurance claims and changes in other policyholder liabilities includes net insurance claims and benefits paid together with changes in reinsurance contract assets, insurance and participating investment contract liabilities, and non-participating investment contract liabilities benefits.

UKL&P's net insurance claims and benefits declined to £3,247 million for FY 2005 from £4,092 million for FY 2004, a 20.7% decrease. The claims mix, like the premiums mix, is evolving as UKL&P shifts from traditional insurance and participating investment products to single premium unit-linked investment products where policyholders bear substantially all of the investment risk.

The change in policyholder liabilities increased from £4,904 million in FY 2004 to £8,776 million in FY 2005. The majority of this change relates to the change in non-participating investment contracts which increased from £2,655 million in FY 2004 to £5,099 million in FY 2005. This increase was largely a result of strong financial markets which generated higher investment return in FY 2005. The change in insurance contract liabilities in the period also included the effect of annuity reserves strengthening.

The change in deduction from liabilities due to present value of future results in FY 2005 represents the increase in the present value of future profits on non-participating business within the scope of FRS 27 of £510 million. There is no equivalent deduction in FY 2004 as this deduction was a result of the first time adoption of FRS 27.

Other administration expenses for UKL&P increased by £3 million, or 0.3%, to £924 million for FY 2005 from £921 million for FY 2004. Included within such expenses for FY 2005 and FY 2004 were movements in DAC of £3 million and £71 million, respectively. These movements reflect changes in the carrying value of the DAC asset as at the end of each period, together with the DAC amortisation charge for the period. Excluding changes in DAC, other administration expenses decreased by £65 million, or 6.6%, to £927 million in FY 2005 from £992 million in FY 2004.

Other administration expenses encompasses all overheads incurred in the normal course of business including staff costs and commissions. The decrease in FY 2005 when excluding movements in DAC was attributable predominantly to a £64 million, or 23.7%, reduction in commission expenses in FY 2005 (commission expenses were £206 million and £270 million in FY 2005 and FY 2004, respectively). The reduced commissions paid to intermediaries are largely attributable to the Group's repositioning strategy to reduce commissions in the UK with respect to certain product lines (in particular, individual and group pensions) and to focus on lower commission based products and distribution.

As set out above, staff and administration costs declined to £365 million in FY 2005 from £475 million in FY 2004. This decline was principally due to a decline in staff costs to £212 million in FY 2005 compared to £313 million in FY 2004 resulting primarily from the headcount reductions made in FY 2004, the full impact of which was realised in FY 2005. Processing and other cost efficiencies in customer services, reduced marketing spend as well as rationalisation of the sales branch network all contributed to the decrease in administration expenses. Expenses have also been impacted by the allocation of certain costs between UKL&P and the Group corporate centre. A significant portion of these costs were classified as staff costs in FY 2004.

The bulk of the Group's restructuring and demutualisation expenses relate to UKL&P and were £80 million in FY 2005 and £71 million in FY 2004 with expenses relating to the demutualisation increasing to £70 million in FY 2005 from £40 million in FY 2004 while restructuring expenses declined to £10 million in FY 2005 from £31 million in FY 2004.

Loss before tax attributable to shareholders – As a result of the foregoing, loss before tax attributable to shareholders for UKL&P improved to a loss of £225 million in FY 2005 from a loss of £394 million in FY 2004.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

The principal items which make the UK GAAP results for the Group's UK and European Life Assurance and Pensions business not comparable with the IFRS results reflect the same accounting principles relating to Investments and Loans and Insurance and Investment Contract Liabilities summarised in Section 7.2 – "Consolidated results of operations for the Standard Life Group – Consolidated HFI for the Standard Life Group for FY 2004 and FY 2003 under UK GAAP".

The following table sets out a summary of the results of operations relating to UKL&P for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	UKL&P	
	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Earned premiums, net of reinsurance	7,843	7,561
Investment income	7,565	5,858
Other income	116	27
	15,524	13,446
Net insurance claims and changes in other policyholder liabilities	14,083	11,354
Net operating expenses	713	590
Other expenses	529	330
Transfer to the fund for future appropriations	591	1,639
	15,916	13,913
Loss on ordinary activities before tax	(392)	(467)

Earned premiums, net of reinsurance increased 3.7% to £7,843 million for FY 2004 from £7,561 million for FY 2003, which reflects a significant reduction in single premium new business in FY 2004 offset by the additional 1.5 months in FY 2004.

Investment income, which consists of dividend, interest and rental income together with the gains on the realisation of investments and the unrealised gains on investments, increased to £7,565 million for FY 2004 from £5,858 million for FY 2003, primarily due to gains on realisation of investments which increased to £3,224 million in FY 2004 from £165 million in FY 2003. This significant increase in realised gains was principally attributable to gains arising from the disposal of certain equity holdings as a result of the changes made to SLAC's investment portfolio. There was a decline of 62.8% in unrealised gains on investments (£1,165 million in FY 2004 compared to £3,129 million in FY 2003) due to the reduction of previously accumulated gains in the equity portfolio consequent from the disposal of the equity holdings noted above which was partially offset by financial market movements. Dividend, interest and rental income increased £611 million to £3,175 million for FY 2004 from £2,564 million for FY 2003. This increase was due to the additional 1.5 months in FY 2004, together with increased funds under management.

Other income increased to £116 million in FY 2004 from £27 million in FY 2003, largely due to one-off income during FY 2004 relating to the Domestication of the Canadian Life Assurance and Pensions business and the winding up of a small subsidiary company.

Claims increased from £5,932 million in FY 2003 to £6,581 million in FY 2004, a 10.9% increase. This increase was due to increases in total maturities, surrender and deaths due to the longer FY 2004 period. The change in technical provisions, which consists of the long-term business provision and technical provisions for linked liabilities increased from £5,422 million in FY 2003 to £7,502 million in FY 2004. This increase, reflected increases in new business and improved investment returns reflected in improved asset values underlying unit-linked products.

Net operating expenses increased to £713 million in FY 2004 from £590 million in FY 2003 partly due to the longer period of FY 2004 and partly due to redundancy and consultancy costs arising from the strategic review. Included within net operating expenses were commission expenses which accounted for £270 million in FY 2004 as compared with £313 million for FY 2003. The reduction in commission expenses reflects the initial impact of the strategic review as the Group moved away from products with a higher charging structure towards those with a lower commission base. Staff costs were £313 million in FY 2004 and £288 million in FY 2003 reflecting the additional 1.5 months in FY 2004.

Other expenses, which includes tax and investment expenses, including interest on subordinated debt, increased to £529 million in FY 2004 from £330 million in FY 2003 principally due to an increase in the current tax element of the policyholder tax charge.

Transfers to the fund for future appropriations declined £1,048 million in FY 2004 compared to FY 2003.

Loss on ordinary activities before tax – As a result of the foregoing, loss on ordinary activities before tax for UKL&P decreased £75 million, or 16.1%, to a loss of £392 million for FY 2004 from a loss of £467 million for FY 2003.

Shareholder transfer formulae for UK Life Assurance & Pensions business within the Heritage With-Profits Fund

The formulae when applied in practice post-demutualisation will be used to calculate the margins emerging within the Heritage With-Profit Fund from:

- The defined block of in-force business; and
- New business in the form of increments to existing members of schemes.

Other new business will be written in the Non-Profit Fund, and will be accounted for separately, with no references to the formulae, and will include investment margins and, where appropriate, movements in DAC.

However, for the purposes of the HFI, it is a requirement that business is restated on the basis on which it was actually written, and since in the periods covered by HFI, all new business was written in the Heritage With-Profit Fund, this business is all treated as if it were subject to the formulae. The Main Scheme formulae results post-demutualisation will largely reflect charges less expenses associated with the defined blocks of business.

The annuity business is not part of the defined block of business, but the mortality profits or losses are transferred to shareholders as part of the Main Scheme through reinsurance to SLIF, so it is included in the figures and discussion set out below.

The following table shows the application of the formulae as set out in the Main Scheme and discussed in Section 1.3 – "Effects of Main Scheme and new structure" to show the Shareholder Cash Flows, which would have emerged from the defined blocks of business, including all new business in respect of these blocks and from the reinsurance of annuitant mortality to SLIF, as provided by the Main Scheme for the periods set out below:

	Formulae Result		
	UKL&P		
	FY 2005	FY 2004	FY 2003
	12 months	13.5 months	12 months
	(unaudited) £millions		
Conventional business:			
Premiums	354	479	645
Expenses	(27)	(56)	(60)
Commissions	(9)	(15)	(39)
Claims	(849)	(937)	(854)
Reserves	439	422	249
Result of conventional business	**(92)**	**(107)**	**(59)**
Linked business:			
Policy charges net of rebates	16	28	18
Annual management charges	429	399	295
Expenses	(368)	(422)	(405)
Commissions	(169)	(224)	(234)
Claim strain & surrender penalties	(25)	(31)	(26)
Reserve movements	15	(5)	(33)
Result of linked business	**(102)**	**(255)**	**(385)**
Subordinated debt	(28)	(25)	(25)
Other subsidiaries	(3)	(7)	2
Total result	**(225)**	**(394)**	**(467)**

Conventional business – UKL&P's conventional business is comprised principally of its annuity business, but also includes its protection business and a small amount of non-profit business. The formulae result to derive the Shareholder Cash Flows with respect to this business is arrived at by deducting from premiums all of the various charges relating to the policies concerned including expenses, commissions, other charges relating to the policies, claims and by adjusting for reserve movements. For annuities, expenses and the related reserves are omitted from this calculation. An allowance for interest on policyholder funds held is included in the reserve movement.

Premiums – Premiums for the conventional business have fallen throughout the periods under review, from £645 million in FY 2003 to £479 million in FY 2004 and to £354 million in FY 2005. The bulk of these premiums, and virtually all of this reduction is in relation to new annuity business, which is mainly single premium business. Premiums on protection business have remained fairly constant throughout the periods although at relatively low levels. See –"Insurance and investments new business of the Standard Life Group – Insurance new business". Post-demutualisation this annuity business will be written outside the Heritage With-Profits Fund with the consequence that there will be minimal premiums in the formulae result going forward.

Expenses – Expenses, which include the staff and overhead costs associated with writing and administering conventional business, virtually all of which relate to the acquisition of new business, fell from £60 million in FY 2003 to £56 million in FY 2004 and to £27 million in FY 2005. This represents a decline from FY 2003 to FY 2004 of 6.7% and a decline from FY 2004 to FY 2005 of 51.8%. Expenses relating to the acquisition of new business accounted for £55 million, £50 million and £23 million in FY 2003, FY 2004 and FY 2005, respectively. These lower costs reflect the reduction in new business written and the focus of UKL&P throughout the period in controlling costs. Maintenance expenses were £5 million, £6 million and £4 million in FY 2003, FY 2004 and FY 2005, respectively.

Commissions – Commission expenses virtually all relate to the acquisition of new business and have fallen from £39 million in FY 2003 to £15 million in FY 2004 and to £9 million in FY 2005. This represents a decline from FY 2003 to FY 2004 of 61.5% and a decline from FY 2004 to FY 2005 of 40.0% as a result of a reduction in volume levels primarily due to UKL&P's review and amendment of its commission rates in line with its repositioning strategy.

Claims – Claims rose from £854 million in FY 2003 to £937 million in FY 2004 and then declined to £849 million in FY 2005. The additional 1.5 months in FY 2004 is largely the cause of these fluctuations between periods as virtually all of the claims represent annuity payments, which have remained relatively stable during the periods under review.

Reserves – Movements in reserves have contributed significantly to the result of UKL&P's conventional business in each of FY 2003, FY 2004 and FY 2005, principally due to the annuities book which represented reserves of £12 billion during these periods while the reserves on all other conventional business amounted to £0.2 billion. The movements in reserves are small in relation to the total reserves, but such small changes have a significant impact on the results achieved. In each of the accounting periods the annuity reserves have been strengthened to deal with specific issues relating to changes in mortality (longevity risk). In FY 2003 the reserves were increased by £112 million in relation to reversionary annuities and by £10 million in relation to mortality risks; in FY 2004 there was a further increase of £170 million in relation to mortality; and in FY 2005 a increases of £164 million in relation to mortality and £25 million in relation to annuity enhancements post-A Day.

Result of conventional business – The shareholder interest in conventional business was a loss of £59 million in FY 2003, a loss of £107 million in FY 2004 and a loss of £92 million in FY 2005. These movements were significantly affected by new business which will not be reflected in the Shareholder Cash Flows from this business post-demutualisation as new business will be principally written outside of the Heritage With-Profits Fund and by the significant annuity reserve adjustments which were made in the periods under review.

Linked business – Linked business includes both unit-linked and UWP business and covers both life assurance and pensions products. The formulae result is arrived at by accumulating the various charges deducted from premiums received and from policyholder funds under management and deducting the various costs incurred in relation to the policies concerned – either by way of commissions and expenses or by way of provision of additional 'rider' benefits on the policies concerned.

Policyholder charges net of rebates – The net policyholder charges and rebates applied to policyholder funds has varied during the periods, rising from £18 million in FY 2003 to £28 million in FY 2004 and then falling back to £16 million in FY 2005. These charges fall into three main categories:

- Initial charges on premiums which are gradually being eroded as new policy terms are applied to eliminate such charges from pension products, as older regular premium life policies decline over time and as enhanced benefits are applied to more recent single premium life bonds. These rose from £29 million in FY 2003 to £50 million in FY 2004 and then dropped back to £33 million in FY 2005;

- Deductions in relation to additional benefits purchased by policyholders – generally this relates to death benefits on regular premium life policies. These deductions have fallen steadily throughout the periods, amounting to £50 million, £53 million and £45 million in FY 2003, FY 2004 and FY 2005 respectively. This reflects the continued decline in this type of business written by UKL&P; and

- Rebates in relation to unitised pension policies to compensate policyholders affected by the removal of enhanced allocation rates in 2002. The value of these rebates has been relatively stable at £61 million in FY 2003, £75 million in FY 2004 and £62 million in FY 2005.

Annual management charges – Annual management charges increased from £295 million in FY 2003 to £399 million in FY 2004 and then to £429 million in FY 2005. This represents an increase from FY 2003 to FY 2004 of 35.3% and from FY 2004 to FY 2005 of 7.5%. These charges, which relate to deductions made from unit-linked funds and from UWP asset shares which cannot be identified with individual policyholders, are generally calculated by applying a percentage charge to the assets held in the funds concerned. The increases over the periods are partly attributable to increases in net new money received from policyholders and partly attributable to the overall improvement in financial markets, particularly equity markets, over the periods, which have increased asset values.

Expenses – Expenses declined to £368 million in FY 2005 compared to £422 million in FY 2004 and £405 million in FY 2003. Expenses allocated under the formulae include the proportion of Group corporate centre costs attributable to the defined blocks. The aggregate expense amount includes three separate elements:

- Acquisition expenses, which will not all be applicable to the formulae post-demutualisation, amounted to £242 million in FY 2003, £242 million in FY 2004 and £198 million in FY 2005 with the reductions in these expenses over the periods being largely due to the impact of implementing the management actions arising out of the strategic review and the resulting lower cost of running UKL&P's sales operations;

- Policy maintenance expenses which were £123 million in FY 2003, £123 million in FY 2004 and £103 million in FY 2005. The decline in FY 2005 and FY 2004 (after taking account of the additional 1.5 months in FY 2004) reflected UKL&P's focus on improving business efficiency during the periods; and

- Investment expenses of £40 million in FY 2003, £57 million in FY 2004 and £67 million in FY 2005. These increases reflect the increase in growth in funds under management as referred to above related to the increased inflows into the unit-linked funds and improving financial markets over the period.

Commission – Commissions have fallen from £234 million in FY 2003 to £224 million in FY 2004 and to £169 million in FY 2005. The majority of commissions relates to new single premium business, with a relatively small amount relating to regular premiums. In total, these commissions constituted 3.7%, 3.3% and 2.5% of the total unitised premiums received in FY 2003, FY 2004 and FY 2005 respectively. The reductions reflect UKL&P's review of commission arrangements after the strategic review. This impact is also reflected in the reduction in initial charges.

Claim strain and surrender penalties – The value of claim strain and surrender penalties increased from £26 million in FY 2003 to £31 million in FY 2004 and then declined to £25 million in FY 2005. There has been a general downward trend, matching the reduction in the related income for charges for additional benefits, although FY 2003 was impacted by a surrender penalty recovery of £4 million on certain older policies which reduced the aggregate amount. The majority of the costs relate to claim strain which represents payments made to policyholders based on the occurrence of a specific event, such as death, in excess of the unitised value of the policy. Aside from the impact of the surrender penalty recovery of £4 million in FY 2003, surrender penalties were £447,000 and £206,000 in FY 2004 and FY 2005, respectively.

Reserve movements – Reserve movements have improved from a loss in FY 2003 of £33 million to a loss in FY 2004 of £5 million and to a profit in FY 2005 of £15 million. These reserve movements relate to changes in sterling reserves set aside to accommodate potential adverse expense experiences in future years relating to unitised products. As policy maintenance expenses have reduced, so the future outlook has improved and the need for additional reserves has decreased.

Result of linked business – The overall linked business result has improved from a loss of £385 million in FY 2003 to a loss of £255 million in FY 2004 and to a loss of £102 million in FY 2005. As noted above, these losses have been significantly affected by acquisition expenses of £242 million, £242 million and £198 million in FY 2003, FY 2004 and FY 2005, respectively, which will not all affect Shareholder Cash Flows post-demutualisation.

Total result – The formulae resulted in losses for UK Life Assurance and Pensions for each of the periods under review. These losses, however, were after:

- *Strengthening of annuity reserves*. A strengthening of annuity reserving basis in respect of mortality assumptions for the UK which resulted in an increase in reserves of £10 million for FY 2003, £170 million for FY 2004, and £164 million for FY 2005 as discussed above. Further increases of annuity reserves were made of £112 million in FY 2003 for reversionary annuities and in FY 2005 of £25 million in respect of annuity enhancements. This strengthening of annuity reserves has a significant impact on the results each year; and

- *New business strain*; which was incurred with no allowance for deferral of acquisition costs. Post-demutualisation, new business strain will be borne largely in SLIF, with allowance for deferral of acquisition costs.

There has been a reduction in losses throughout the period, with a significant reduction in 2005. This reflects the repositioning activities commenced during FY 2004, which have led to reduced expenses and commission. The improving financial markets also have resulted in increased asset values and hence fund charges which comprise the bulk of the underlying income.

European Life Assurance and Pensions

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

The following table sets out the results of operations relating to the Standard Life Group's European Life Assurance and Pensions business for FY 2005 and FY 2004 on the basis of IFRS. These businesses consist of the branch operations in Germany and Ireland. Results of operations in Spain are also included in the periods under review but these operations were sold in October 2005:

	IFRS HFI	
	European Life Assurance and Pensions	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Revenue:		
Net earned premium	717	710
Net investment return	636	400
Fee and commission income	6	11
Income arising from associates and joint ventures	2	2
Other income	20	6
Total net revenue	**1,381**	**1,129**
Expenses:		
Net insurance claims and changes in other policyholder liabilities	1,185	1,264
Change in deduction from liabilities due to present value of future results	22	–
Change in unallocated divisible surplus	(13)	(117)
Administration expenses		
Restructuring and demutualisation expenses	4	1
Operating and other administration expenses	149	175
Change in liability for third parties interest in consolidated funds	–	–
Operating expenses	**1,347**	**1,323**
Finance costs	–	–
Profit/(loss) before tax	**34**	**(194)**
Income tax credit attributable to policyholder returns	40	44
Profit/(loss) before tax attributable to shareholders	**74**	**(150)**

European Life Assurance and Pensions – Total net revenue for the European Life Assurance and Pensions business increased by 22.3% to £1,381 million in FY 2005 from £1,129 million in FY 2004. This £252 million increase for the aggregated businesses reflects an increase in total revenue of £199 million for the German branch, £70 million for the Irish branch and a decrease of £17 million attributable to the Group's Spanish operations which were sold in October 2005.

Profit/(loss) before tax attributable to shareholders for the Group's European Life Assurance and Pensions business increased to a profit of £74 million in FY 2005 from a loss of £150 million in FY 2004. This significant improvement is primarily attributable to the German branch where new business strain associated with the high level of new business written in Germany in FY 2004 in anticipation of changes in German tax law which became effective on 1 January 2005 adversely affecting profitability in FY 2004.

German branch – Total net revenue for the German branch increased £199 million, or 37.9%, to £724 million for FY 2005 from £525 million for FY 2004. Net earned premium grew by 20% (despite the additional 1.5 months in FY 2004) to £550 million in FY 2005 due to the increase in regular premium policies written in FY 2004. Due to these increased premium flows as well as strong financial markets, investment income increased to £171 million in FY 2005 from £65 million in FY 2004.

Staff and other operating costs for the German branch decreased to £39 million for FY 2005 from £48 million FY 2004, as efficiency gains were achieved. Commission paid, before allowance of deferred acquisition costs, decreased to £72 million for FY 2005 from £238 million in FY 2004, this decrease being related to the reduction in new business being written in FY 2005.

Profit/(loss) before tax attributable to shareholders was an £81 million profit in FY 2005 for the German branch compared to £128 million loss in FY 2004. The German market is characterised by high up front commissions which are recovered quickly due to high charges in the early years of a policy, before reaching a more regular level of charges. In FY 2005, however, the high charges from the business written in FY 2004 generated a significant increase in profitability. Despite the higher level of premiums in FY 2004, the significant levels of commissions paid resulted in a loss.

Irish branch – The Group's Irish branch experienced an increase in total net revenues of £70 million, or 12%, to £654 million for FY 2005 from £584 million for FY 2004. Although total revenues increased, net earned premium declined from £246 million in FY 2004 to £163 million in FY 2005 on insurance contracts. This reflected the move away from with-profits products, towards unit-linked/non-participating products, in line with the Group's repositioning strategy. The premium income on non-participating products increased by £77 million from £76 million in FY 2004 to £153 million in FY 2005.

The Irish branch experienced a decrease in staff costs and other expenses of £6 million, or 17.1%, to £29 million in FY 2005 from £35 million in FY 2004. The decrease in these expenses was mainly related to the closure of four sales offices and reductions in commissions.

Profit/(loss) before tax attributable to shareholders was a £7 million loss in FY 2005 for the Irish branch compared to a £22 million loss in FY 2004 as a result of the foregoing.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

The principal items which make the UK GAAP results for the Group's UK and European Life Assurance and Pensions business not comparable with the IFRS results reflect the same accounting principles relating to Investments and Loans and Insurance and Investment Contract Liabilities summarised in Section 7.2 – "Consolidated results of operations for the Standard Life Group – Consolidated HFI for the Standard Life Group for FY 2004 and FY 2003 under UK GAAP".

The following table sets out a summary of the results of operations relating to the Standard Life Group's European Life Assurance and Pensions business for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	European Life Assurance and Pensions	
	FY 2004	**FY 2003**
	13.5 months	**12 months**
	(unaudited) £millions	
Earned premiums, net of reinsurance	788	629
Investment income	424	177
Other income	14	17
	1,226	823
Net insurance claims and changes in other policyholder liabilities	1,383	676
Net operating expenses	142	169
Other expenses	45	32
Transfer to the fund for future appropriations	(194)	(43)
	1,376	834
Loss on ordinary activities before tax	**(150)**	**(11)**

European Life Assurance and Pensions – Earned premiums, net of reinsurance, for the Group's European Life Assurance and Pensions business increased by 25.3% to £788 million in FY 2004 from £629 million in FY 2003. This increase related principally to the results of the German branch, which offset a decline of earned premiums, net of reinsurance, for the Irish branch due to the impact of restructuring the Irish business.

Investment income increased by 139.5% to £424 million in FY 2004 from £177 million in FY 2003. This increase related principally to the results of the Irish branch.

Loss on ordinary activities before tax for the Group's European Life Assurance and Pensions businesses increased by £139 million to a loss of £150 million in FY 2004 from a loss of £11 million in FY 2003. This £139 million increase in losses for the aggregated businesses reflects a loss on ordinary activities before tax of £128 million for the German branch and £22 million for the Irish branch in FY 2004. This loss was primarily the result of exceptionally high German business levels in FY 2004, prior to the withdrawal of tax incentives at the end of the year and the corresponding new business strain which resulted therefrom.

German branch – Earned premiums, net of reinsurance, for the German branch increased £171 million, or 60.2%, to £455 million for FY 2004 from £284 million for FY 2003. The significant increase in FY 2004 reflected a one time acceleration of policies written to take advantage of tax benefits for policyholders that would be lost due to tax law changes which became effective on 1 January 2005.

Staff and other operating costs for the German branch increased to £48 million for FY 2004 from £40 million in FY 2003 and commission paid, before allowance of deferred acquisition costs, increased to £240 million in FY 2004 from £77 million in FY 2003, these increases being related to the increase in new business being written in 2004.

Irish branch – Investment income for the Irish branch increased by £201 million to £336 million for FY 2004 from £135 million for FY 2003 due to increased unrealised gains on funds under management of £219 million in FY 2004 compared to £36 million in FY 2003.

The Irish branch staff and other costs increased by £3 million, or 9.4%, to £35 million in FY 2004 from £32 million in FY 2003, mainly due to the longer reporting period.

Shareholder transfer formulae for European Life Assurance & Pensions business in the Heritage With-Profits Fund

As with the UK, the HFI contains elements of the result in respect of new business which will be dealt with rather differently in practice post demutualisation, when new business will be written in the Non-Profit Fund.

The following table shows the application of the formulae as set out in the Main Scheme and discussed in Section 1.3 – "Effects of Main Scheme and new structure" to show the Shareholder Cash Flows, which would have emerged from the defined blocks of business as provided by the Main Scheme for the periods set out below:

	Formulae Result		
	European Life Assurance & Pensions		
	FY 2005	FY 2004	FY 2003
	12 months	13.5 months	12 months
		(unaudited) £millions	
Conventional business:			
Premiums	23	51	75
Expenses	(3)	(3)	(2)
Commissions	–	(1)	(1)
Claims	(18)	(20)	(15)
Reserves	(6)	(42)	(52)
Result of conventional business	**(4)**	**(15)**	**5**
Linked business:			
Initial charges	195	168	110
Annual management charges	23	22	17
Policy charges net of rebates	4	4	3
Expenses	(58)	(71)	(61)
Commissions	(83)	(249)	(85)
Claim strain & surrender penalties	–	–	–
Reserve movements	(3)	(9)	–
Result of linked business	**78**	**(135)**	**(16)**
Total result	**74**	**(150)**	**(11)**

Conventional business – Conventional business within the Group's European Life Assurance and Pensions businesses arises only in Ireland. As in the UK, annuity business constitutes the bulk of this conventional business, which also includes protection business and a small amount of non-profit business.

Premiums – Premiums for the conventional business fell from £75 million in FY 2003 to £51 million in FY 2004 and to £23 million in FY 2005. This represents reductions of 32.0% from FY 2003 to FY 2004 and of 54.9% from FY 2004 to FY 2005. The reduction in conventional business sales in Ireland results principally from a reduction in annuity business. Post-demutualisation, this annuity business will be written outside the Heritage With-Profits Fund with the consequence that there will be minimal premiums in the formulae result going forward.

Expenses – Expenses, most of which relate to the acquisition of new business, have remained fairly constant at £2 million in FY 2003, £3 million in FY 2004 and £3 million in FY 2005.

Commissions – Commission expenses have been relatively insignificant throughout the periods and will not impact the formulae result post-demutualisation.

Claims – Claims were £15 million in FY 2003, £20 million in FY 2004 and £18 million in FY 2005. As virtually all of the claims represent annuity payments, such payments tend to remain stable over time. The trend has been for annuity claims to increase gradually each period (excluding the impact of the additional 1.5 months in FY 2004), reflecting the growing book of business.

Reserves – Movements in reserves have contributed significantly to the result on this block of business, principally due to the annuities book. Reserve changes partially reflect the level of new business in FY 2003 and FY 2004. In addition, the annuity reserves have been strengthened as in the UK, in particular in FY 2004.

Result of conventional business – The shareholder interest in conventional business was a profit of £5 million in FY 2003, falling to a loss of £15 million in FY 2004 and then improving to a loss of £4 million in FY 2005. These movements were significantly affected by the annuity reserve adjustments which had been required in the periods under review.

Linked business – Linked business accounts for the Group's non-conventional business in Europe, including both unit-linked and UWP businesses in Ireland and Germany, covering both life assurance and pensions products. The total figures provided combine two very different business streams – a more mature Irish block of business and a relatively new German block of business which has a very different policy cash flow profile and is heavily impacted by significant movements in new business (such as occurred in FY 2004).

Initial charges – Initial charges have risen throughout the period, rising from £110 million in FY 2003 to £168 million in FY 2004 and then to £195 million in FY 2005. Virtually all of these charges relate to charges on German business. The German unitised policies are designed with high initial costs on issue which are recovered from high initial charges in the following two years before a more stable longer-term pattern of business is reached. In FY 2004, German new business was at unusually high levels due to the previously discussed tax law changes and, as a result, the initial charges deducted from premiums in this predominantly regular premium business were high in FY 2005 and will continue through 2006.

Annual management charges – Annual management charges have increased from £17 million in FY 2003 to £22 million in FY 2004 and then to £23 million in FY 2005. This represents increases of 29.4% from FY 2003 to FY 2004 and of 4.5% from FY 2004 to FY 2005. These charges are calculated in the same way as for the UK business. The increases in FY 2004 and FY 2005 are due in part to increases in net new money received from policyholders and in part due to the strength of the financial markets, which has increased the value of policyholder funds held. Most of the charges relate to Irish business as the funds under management relating to the newer German business have not yet had time to build up sufficiently to produce significant annual management charges.

Expenses – Expenses have been relatively stable over the periods, increasing from £61 million in FY 2003 to £71 million in FY 2004 and then falling to £58 million in FY 2005. The aggregate expense amount includes three separate elements:

- Acquisition expenses, which will not be incurred in the formulae post-demutualisation, amounted to £41 million in FY 2003, £42 million in FY 2004 and £32 million in FY 2005. The reduced costs reflect the steps taken in Ireland and Germany to improve efficiency of their new business processes;

- Policy maintenance expenses were £14 million in FY 2003, £21 million in FY 2004 and £20 million in FY 2005. These expenses principally relate to the German business, where costs have risen as the overall volume of business grew. The number of policyholders in Germany increased from approximately 200,000 to approximately 400,000 from FY 2003 to FY 2005; and

- Investment expenses, mainly attributable to Ireland, were £6 million in FY 2003, £8 million in FY 2004 and £6 million in FY 2005.

Commissions – Commissions have been significantly affected by German business, increasing from £85 million in FY 2003 to £249 million in FY 2004 and then falling back to £83 million in FY 2005. The majority of the commissions relates to new business in Germany with Irish commissions amounting to only £8 million in each of the periods. The German commissions in FY 2004 were abnormally high due to the substantial volume of policies written at the end of FY 2004 in anticipation of tax law changes which became effective on 1 January 2005.

Reserve movements – Reserve movements have been variable, amounting to nil in FY 2003, a £9 million loss in FY 2004 and a £3 million loss in FY 2005. Virtually all of these movements relate to Irish business and are in respect of changes in sterling reserves set aside to accommodate potential adverse expense experiences in future years relating to unitised products. As maintenance expenses increased in Ireland in FY 2004, so the expectation of potential future expense cost increases was taken into account by increasing the reserves. A further small increase was made in FY 2005.

Result of linked business – The overall linked business result deteriorated from a loss of £16 million in FY 2003 to a loss of £135 million in FY 2004 and then improved to a profit of £78 million in FY 2005. As noted above, these results have been significantly affected by the pattern of German business with large acquisition expenses and commissions of £270 million being incurred in FY 2004 against initial charges of only £160 million, producing a loss in Germany for that period of £128 million; whereas, in FY 2005, the acquisition expenses and commissions in Germany fell to £90 million against initial charges of £189 million, and a profit emerged for that year of £81 million.

7.3.2 Results of operations for the Standard Life Group's Canadian Life Assurance and Pensions business

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

In addition to the normal trading results of operations, the results of the Group's Canadian Life Assurance and Pensions business have been impacted by two factors, Domestication in FY 2004 and material exchange rate movements in FY 2005.

Domestication

FY 2004 results were significantly impacted by the Domestication (see Part VI – "Information About The Standard Life Group – Canadian Life Assurance and Pensions – Overview") whereby most of the non-participating business of the Canadian branch was domesticated to a Canadian subsidiary company on 31 December 2004. As a consequence of Domestication, the basis for calculating policy liabilities changed. This change resulted in a one-time release of reserves on an IFRS basis of £196 million in FY 2004, reducing net insurance claims and changes in other policyholder liabilities by that amount. The change in methodology on Domestication also resulted in a change in the treatment of DAC. This change resulted in the elimination of explicit DAC asset of £239 million, increasing other administration expenses by this amount. These impacts are summarised in the table below:

	IFRS HFI Canadian Life Assurance & Pensions FY 2004 13.5 months (unaudited) £millions
Release of reserves on Domestication	196
Elimination of explicit DAC asset on Domestication	(239)
Net impact of Domestication on profit/(loss) before tax	**(43)**

Exchange Rate Movements

FY 2005 results were impacted by the strengthening of the Canadian dollar, which resulted in a 7% gain in reported sterling results. This will be referred to as appropriate within the following analysis.

The following table sets out the results of operations of the Standard Life Group's Canadian Life Assurance and Pensions business for FY 2005 and FY 2004 on the basis of IFRS. It should be noted that Canadian results are reported under Canadian GAAP for local statutory and regulatory requirements and under IFRS for Group consolidation purposes. Canadian GAAP is not significantly impacted by changes in market value as assets and liabilities are closely matched. However, under IFRS the accounting treatment for investment contracts can create volatility because the liabilities are valued at amortised cost, whereas the assets are recognised at market value, which could lead to increased volatility in the IFRS income statement, specifically in net investment return and the net insurance claims and changes in other policyholder liabilities:

	IFRS HFI	
	Canadian Life Assurance & Pensions	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Revenue:		
Net earned premium	710	684
Net investment return	1,407	1,231
Fee and commission income	60	41
Income arising from associates and joint ventures	11	(1)
Other income	16	30
Total net revenue	**2,204**	**1,985**
Expenses:		
Net insurance claims and changes in other policyholder liabilities	1,723	1,309
Administration expenses		
Restructuring and integration expenses	–	3
Other administration expenses	320	500
Operating expenses	**2,043**	**1,812**
Finance costs	7	8
Profit before tax attributable to shareholders	**154**	**165**

Revenue

Total net revenues increased by £219 million, to £2,204 million in FY 2005, up from £1,985 million in FY 2004. This represents an 11.0% increase principally due to growth in net investment return, attributable to strong equity and property markets and the effect of the strengthening of the Canadian dollar against the pound sterling.

Net earned premium was £710 million in FY 2005 compared to £684 million in FY 2004, a 3.8% increase. On a local currency basis, net earned premium declined although such decline was primarily attributable to the longer FY 2004. FY 2005 was marked by continued competitive pricing pressures and a low interest rate environment. Despite these challenging conditions, strong relationships with distributors contributed to continued new sales growth and, coupled with strong persistency amongst existing customers, resulted in growth in all products in FY 2005 when compared to 2004 on an annualised basis. This growth was led by group savings and retirements, where Standard Life Canada maintained its market-leading position in group annuities with premiums benefiting from significant successes in securing a number of large contracts in FY 2005.

Net investment return increased £176 million, or 14%, to £1,407 million in FY 2005, up from £1,231 million in FY 2004. An increase in average investment assets of 13% coupled with higher returns on all investment categories contributed to the results. Strong equity markets resulted in improved investment gains. Declining interest rates and changes in the investment portfolio generated a sharp increase in both realised and unrealised gains on bonds compared to FY 2004, offsetting lower average interest yields on Canada's bond and mortgage loan portfolios. Investment property values grew significantly due to an active real estate market in Canada generating revenues higher than FY 2004.

Fee, commission and other income increased £5 million, or 7% to £76 million in FY 2005, up from £71 million in FY 2004. Fee income from group segregated funds increased by £7 million to £38 million in FY 2005, up from £31 million in FY 2004, as funds under management as at 31 December 2005 reached £5.2 billion, up from £3.7 billion as at 31 December 2004. Strong sales, low redemption rates and asset appreciation, as well as the strengthening of the Canadian dollar during FY 2005 all contributed to the increase in funds under management. Fee income on mutual funds increased by 50% to £21 million, due to the significant increase in funds under management.

Income arising from associates and joint ventures increased £12 million to £11 million in FY 2005, from a loss of £1 million in FY 2004. These consist exclusively of property operations located principally in Western Canada, which benefited from increased activity due to the rise in oil and gas prices in FY 2005 resulting in significant increases in value.

Operating expenses

The net insurance claims and changes in policyholder liabilities increased £414 million, or 31.6%, to £1,723 million in FY 2005, up from £1,309 million in FY 2004. Of this increase, £196 million was the result of the impact of Domestication on FY 2004 which reduced reserves (see above) while the remainder was due to differences in reserves in FY 2005 relating to in-force movements, including £175 million for increases in market values of assets supporting liabilities. Assumption changes, amounting to a net £58 million, consisted of: improvements in mortality, which impacted favourably life insurance liabilities but increased annuity liabilities; strengthening of reserves due to higher than expected lapses on life insurance; and strong reductions of liabilities due to improvement in operating expenses, asset and liability matching, and credit defaults on fixed income investments.

In addition to the impacts of Domestication outlined above, a comparison of results is also affected by the acquisition cost deferral policies applied to UK branch business and Canadian subsidiary business before and after Domestication. FY 2004 includes the impact of the pre-Domestication deferral policy (net of amortisation) of £46 million, compared to the post-Domestication deferral policy where only £4 million of costs were deferred. This change resulted in a £42 million increase in commission expense in FY 2005 compared to FY 2004 as a result of Domestication.

Excluding the adjustments attributable to Domestication, expenses increased due to higher commissions paid in FY 2005 and because of the impact of the strengthening Canadian dollar. In FY 2005, commissions increased by £15 million compared to FY 2004 largely due to higher first-year commissions paid on certain Universal Life products. An aggressive increase in these products' commission scale to generate sales in late FY 2004 resulted in a high volume of sales, but with unprofitable margins. Beginning in Spring of FY 2005, the commission structure was revised downwards reducing sales volumes, although certain sales made in FY 2005 have been processed in Q1 2006.

Excluding non-recurring costs pertaining to demutualisation and related restructuring in FY 2005, other administration expenses decreased by 8% in FY 2005 compared to FY 2004. Most of this reduction resulted from reduced staffing levels, as permanent headcount levels dropped to 1,868 as at 31 December 2005 from 1,987 as at 31 December 2004, a reduction of 119. While some expenses increased due to growth in business volumes, overall costs did not fluctuate greatly between FY 2005 and FY 2004 due to the implementation of an efficiency and synergy programme instituted in Canada in connection with the repositioning strategy.

Investment management expenses decreased 10% to £95 million in FY 2005 mostly due to the effects of the additional 1.5 months in FY 2004 and exchange rate movements. The most significant contributing factor was real estate expenses, which decreased by 6.5% excluding exchange rate movements, despite higher rental income.

Finance costs decreased £1 million, or 12.5%, to £7 million in FY 2005, down from £8 million in FY 2004. The decrease is mainly a result of the additional 1.5 months in FY 2004.

Profit before tax attributable to shareholders

As a result of the foregoing, profit before tax attributable to shareholders for the Group's Canadian Life Assurance and Pensions business decreased to £154 million in FY 2005 from £165 million in FY 2004, a 6.7% decrease.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

The principal items which make the UK GAAP results for the Group's Canadian Life Assurance and Pensions business not comparable with the IFRS results are as follows:

- *Insurance and Investment contract liabilities* – Difference between UK GAAP and IFRS are the same as described for Insurance and Investment Contract Liabilities summarised in Section 7.2 – "Consolidated results of operations for the Standard Life Group – Consolidated HFI for the Standard Life Group for FY 2004 and FY 2003 under UK GAAP".

- *Domestication* – Under UK GAAP the impact of Domestication on the reported results is more pronounced than under IFRS. Principally, this difference is caused by the elimination of a higher DAC asset on the adoption of a modified Canadian basis for the valuation of reserves including an implicit cost deferral. The higher elimination of DAC under UK GAAP is a consequence of the greater deferral of costs under UK GAAP than under IFRS. In accordance with IAS 18, IFRS results include only the deferral of commission costs on investment contracts compared to the full deferral of costs under UK GAAP. The release of reserves recorded on the event of Domestication also differs under IFRS because of the different valuation basis used for liabilities under IFRS compared to UK GAAP. The net negative impact of Domestication under UK GAAP was £106 million, being a £182 million release of reserves offset by an £288 million write-off of DAC. This compares to a £43 million net negative impact under IFRS.

- *DAC policy* – In addition to differences in the elimination of DAC on Domestication, the narrower DAC policy under IFRS results in a lower deferral of costs pre-Domestication compared to that recorded under UK GAAP.

The following table sets out a summary of the results of operations of the Group's Canadian Life Assurance and Pensions business for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP	
	Canadian Life Assurance & Pensions	
	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Earned premiums, net of reinsurance	1,475	1,254
Investment income	1,164	761
Other income	203	159
	2,842	2,174
Net insurance claims and changes in other policyholder liabilities	2,194	1,832
Net operating expenses	399	82
Other expenses	198	165
	2,791	2,079
Profit on ordinary activities before tax	**51**	**95**

Earned premiums, net of reinsurance, increased by £221 million or 17.6% to £1,475 million for FY 2004 from £1,254 million for FY 2003. This increase was primarily the result of improved sales performance in group pension products and the additional 1.5 months in FY 2004.

Investment income increased by £403 million, or 53.0%, to £1,164 million for FY 2004 from £761 million for FY 2003. This was due to an overall increase in funds under management of 10%, coupled with higher returns on all investment categories, and strong increases in realised and unrealised gains due to robust equity and property markets and bond gains due to the declining interest rate environment.

Other technical income net of reinsurance increased £44 million, or 28%, to £203 million for FY 2004 from £159 million for FY 2003. This was due to growth in in-force premiums in group insurance business, coupled with the impact of the additional 1.5 months in FY 2004.

Net insurance claims and changes in other policy liabilities increased by £362 million to £2,194 million in FY 2004 from £1,832 million in FY 2003, impacted by Domestication, and increases in claims and benefits of £175 million principally due to the additional 1.5 months in FY 2004. Excluding the release of reserves of

£182 million on Domestication (see above), technical provisions increased £369 million in FY 2004, mostly due to the net growth of in-force and growth in provisions for linked liabilities reflecting the strong growth in the segregated funds business.

Net operating expenses increased by £317 million, due mainly to the impact of Domestication (see above). Excluding one-time charges of £288 million associated with Domestication, operating expenses reached £111 million in FY 2004, up from £82 million in FY 2003, reflecting a lower deferral of acquisition costs in FY 2004 and the impact of the additional 1.5 months in FY 2004.

Other expenses, increased £33 million to £198 million in FY 2004 from £165 million in FY 2003, mostly reflecting the increase in group insurance claims and the additional 1.5 months in FY 2004.

Profit on ordinary activities before tax

Profit on ordinary activities before tax for the Group's Canadian Life Assurance and Pensions business decreased to £51 million in FY 2004 from £95 million in FY 2003, a 46.3% decrease. This decrease was principally due to the impact of Domestication on the results, which amounted to a net charge of £106 million in FY 2004.

7.3.3. Results of operations of the Standard Life Group's Asian Life Assurance and Pensions business

The results for the Group's Asian Life Assurance and Pensions business on the basis of IFRS improved from a loss of £1 million in FY 2004 to a breakeven position in FY 2005. The results reflected the improving performance of the Group's joint ventures in India and China, both of which are at an early stage of development.

The loss on ordinary activities before tax on the basis of UK GAAP for the Group's Asian Life Assurance and Pensions business improved by £4 million to show a loss of £3 million in FY 2004 compared to a loss of £7 million in FY 2003. The reduction in the loss in FY 2004 was primarily attributable to the reduction in the costs of the Group's direct operations in Hong Kong due to a reduction in scale of those direct operations.

The results shown on the basis of UK GAAP for FY 2004 and FY 2003 show a larger loss than under IFRS, as a result of the differing treatment of joint ventures, which on the basis of IFRS are consolidated using the equity method of accounting, whereas under UK GAAP, the joint venture results have been included as an investment within the results for UKL&P. The results presented on the basis of UK GAAP therefore represent the results of operations of Hong Kong only.

7.3.4 Results of operations of the Standard Life Group's Investment Management business

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

The following table sets out the results of operations of the Group's Investment Management business, Standard Life Investments, for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	Investment Management	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) *£millions*	
Revenue:		
Fee and commission income	189	164
Net investment return	5	3
Total net revenue	**194**	**167**
Expenses:		
Administration expenses	151	147
Interest expense	1	1
Operating expenses	**152**	**148**
Share of profits arising from associates and joint ventures	2	2
Profit before tax attributable to shareholders	**44**	**21**
Key ratios:		
EBIT margin(1)(2)	21.2%	11.6%
Annualised revenues / average funds under management(2)	17.6bps	16.0bps

(1) The EBIT margin is calculated by dividing EBIT by fee and commission income. EBIT is derived by taking profit before tax attributable to shareholders and adding back interest expense and deducting net investment return.

(2) Source: Group management information systems.

Revenue

Total net revenue increased by 16.2% to £194 million in FY 2005 from £167 million in FY 2004 with total net revenue derived from SLI's management of third party funds accounting for £81.8 million in FY 2005, increasing from £62.3 million in FY 2004.

Fee and commission income increased 15.2% to £189 million for FY 2005 from £164 million for FY 2004. Fee and commission income is comprised principally of management fees, but also performance fees, related to the funds under management. Management fees are the revenue Standard Life Investments earns from the management of fund portfolios and are typically calculated as a percentage of the funds under management. For certain funds, SLI also receives performance fees which are earned if it achieves investment performance that exceeds an agreed target benchmark and are typically calculated as a percentage of the excess return over benchmark. Performance fees received for SLI's management of funds for the Group accounted for £15.1 million and £11.7 million of the total fee and commission income in FY 2005 and FY 2004, respectively. Under the new intra-Group investment management arrangement, performance fees are expected to account for a lower percentage of total fee and commission income in the future. For further information in relation to the fee arrangements in respect of the investment management agreements, see Section 15 of Part XV – "Additional Information".

The increase in fee and commission income in FY 2005 compared to FY 2004 was largely due to strong inflows into third party funds during FY 2005, together with the favourable market conditions over the period which boosted the value of underlying funds under management. Third party funds under management, which accounted for 55% of SLI's total profit in FY 2005, increased from £18.3 billion at 31 December 2004 to £28.1 billion at 31 December 2005. This rise in third party funds under management enhanced the product mix, supporting the revenue growth during FY 2005 as third party funds increased to almost 24% from just over 19% of funds under management in FY 2004. For a more detailed discussion of investment new business, see Section 4.2 – "Investments new business".

Net investment return, which consists of interest income earned on cash or money market holdings, increased by £2 million to £5 million for FY 2005 from £3 million for FY 2004. This increase was primarily the result of growth in cash balances through retained earnings, which within SLI generated additional interest receivable.

Share of profit after tax of associates and joint ventures, representing profits earned from owning a 49.9% stake in its Indian joint venture, HDFC-AM, remained stable at £2 million for FY 2005.

Operating expenses

Although total revenues grew by 16.2%, total operating expenses only increased by 2.7% to £152 million in FY 2005 from £148 million in FY 2004.

The increase in administration expenses of £4 million, to £151 million for FY 2005 from £147 million for FY 2004 was primarily due to higher performance-related staff and sales costs as a result of the increase in activity in FY 2005. FY 2004 also included one-off expenditures for the development of front office systems not repeated in FY 2005.

Profit/(loss) before tax attributable to shareholders

As a result of the foregoing, profit before tax attributable to shareholders for Standard Life Investments increased to £44 million in FY 2005 from £21 million in FY 2004, a 109.5% increase.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

While UK GAAP differ in certain material respects from IFRS, there are no material adjustments applicable to the Investment Management business.

The following table sets out a summary of the results of operations of the Standard Life Group's Investment Management business for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	Investment Management	
	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Fee and commission income	162	132
Net investment income	3	2
	165	134
Administration expenses	146	130
Interest expense	1	1
	147	131
Share of profit before tax of associates and joint ventures	2	2
Profit on ordinary activities before tax	**20**	**5**

Revenue

Fee and commission income increased by £30 million to £162 million for FY 2004 from £132 million for FY 2003, mainly due to an increase in funds under management driven by strong sales, particularly in third party funds, together with favourable market movements, which increased the value of underlying funds under management. In particular, third party assets rose by 19.6% from £15.3 billion at 15 November 2003 to £18.3 billion at 31 December 2004 improving the product mix and consequently boosting revenues. The additional 1.5 months in FY 2004 also contributed to the increase. Net investment income increased to £3 million for FY 2004, an increase of £1 million from FY 2003, largely due to the growth in cash balances due to retained earnings, resulting in additional interest receivable.

Expenses

Administration expenses increased by 12.3% from £130 million for FY 2003 to £146 million in FY 2004. This was primarily due to the additional 1.5 months included in FY 2004.

Profit on ordinary activities before tax

As a result of the foregoing, profit on ordinary activities before tax increased by £15 million from £5 million for FY 2003 to £20 million for FY 2004.

Funds under management of Standard Life Investments

The following table shows the summary of movements in funds under management as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)[1] £millions	
Summary of movements:			
Opening funds under management	95,710	86,531	74,865
Net sales	6,431	1,540	2,864
Market / other movements	16,701	7,639	8,802
Closing funds under management	**118,842**	**95,710**	**86,531**

(1) Source: Group management information systems.

The following table shows the funds under management managed by Standard Life Investments, split out by asset class, as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)[1] £millions	
Asset allocation:			
Fixed interest	41,934	35,386	26,914
Equities	49,246	38,366	40,209
Index-linked	4,054	3,729	2,682
Property	10,357	9,147	7,663
Cash/other	13,251	9,082	9,063
Total SLI funds under management	**118,842**	**95,710**	**86,531**

[1] Source: Group management information systems.

The following table shows the funds under management managed by Standard Life Investments, split out by product for third party funds under management, as at 31 December 2005, 31 December 2004 and 15 November 2003. Total third party funds under management include certain contracts that meet the definition of insurance contracts for regulatory purposes, and included in new business APE but where the only income is investment fees:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)[1] £millions	
Product type:			
UK Investments:			
Mutual Funds	2,862	2,279	1,853
Private Equity	1,580	936	706
Segregated Funds	5,915	2,663	1,996
Pooled Property Funds	438	192	46
Triple A Money Market Fund	4,421	2,291	1,969
Total UK investments	**15,216**	**8,361**	**6,570**
Total European investments	**29**	–	–
Canadian investments:			
Mutual Funds	1,019	541	347
Investment Counselling	976	998	1,486
Total Canadian investments	**1,995**	**1,539**	**1,833**
Total Asian investments[2]	**1,312**	**1,045**	**1,031**
Total Investments	**18,552**	**10,945**	**9,434**
Third party insurance contracts	9,577	7,345	5,816
Total third party funds under management	**28,129**	**18,290**	**15,250**

[1] Source: Group management information systems.
[2] Represents funds under management in Hong Kong and the Group's share of investments in India.

Funds under management rose by over £23 billion, or 24.2%, to £118.8 billion as at 31 December 2005, from £95.7 billion at 31 December 2004 after an increase of over 10.6% from £86.5 billion as at 15 November 2003. The rise in funds under management in FY 2005 was primarily as a result of strong net inflows of £6.4 billion together with favourable market movements. The FTSE-All-Share index increased by over 18% during the year.

Third party funds under management rose by 53.8% to £28.1 billion at 31 December 2005 from £18.3 billion as at 31 December 2004, £5.5 billion of which was a result of strong net inflows reflecting institutional sales of £2.7 billion, up 196%, and mutual fund gross sales of £293 million, in FY 2005 up 337% on Calendar 2004. The Triple A Money Market Fund enjoyed a strong year with net average sales up

328% for FY 2005 compared to the same period in FY 2004. Funds managed for the Group increased by 17.2% in FY 2005 driven principally by increases in stock market performance and the flow of new money into SIPP and Investment Bonds.

The boost to funds under management in FY 2004 was due to net inflows of £1.5 billion together with positive market movements of £7.6 billion. During the period, the FTSE All-Share increased by 10.9%. Third party funds under management rose by £3.0 billion to £18.3 billion at 31 December 2004 from £15.3 billion as at 15 November 2003, £1.7 billion of which was due to strong inflows. The main components of this were UK institutional funds, Triple A Money Market Funds and Private Equity. Funds managed for the Group increased by £6.1 billion to £77.4 billion as at 31 December 2004 from £71.3 billion as at 15 November 2003, primarily due to favourable market movements.

During FY 2004, Standard Life Investments completed £7.5 billion of equity sales on behalf of SLAC in order to achieve a strategic realignment of the with-profits investment portfolio from equities into bonds. This was to support an overall equity backing ratio ("EBR") for the Heritage With-Profits Fund of 50%. As a result, fixed interest assets managed as a proportion of total funds under management increased from 31.1% as at 15 November 2003 to 37.0% as at 31 December 2004.

The following table shows the FTSE equity market levels as well as fixed income and property indices as at 31 December 2005, 31 December 2004 and 15 November 2003:

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)	
FTSE World (excluding the United Kingdom)	303.37	248.15	234.28
FTSE All-Share	2,847.02	2,410.75	2,173.50
FT All Stocks Gilt Index	1,935.43	1,793.27	1,650.20
IPD Total Return Index – all property	764.00	643.00	533.00

7.3.5 Results of operations of the Standard Life Group's Banking business

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

The following table sets out the results of operations relating to the Standard Life Group's Banking business, Standard Life Bank, for FY 2005 and FY 2004 on the basis of IFRS:

	IFRS HFI	
	Banking	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Revenue:		
Net interest income	75	56
Loan impairment provisions	(1)	–
Fee and commission income	10	10
Total net revenue	**84**	**66**
Expenses:		
Administration expenses	69	79
Operating expenses	**69**	**79**
Profit/(loss) before tax attributable to shareholders	**15**	**(13)**
Key ratios:		
Interest margin[1][3]	64bps	47bps
Cost/income ratio[2][3]	82.1%	119.7%

(1) Interest margin for FY 2004 shown on an annualised basis. Interest margin increased from FY 2004 to FY 2005 as net interest income increased primarily due to the impact of changes in the "mark to market" of financial instruments from FY 2004 to FY 2005 and differing impact on the FY 2005 period due to the application of IAS 39 (see below). A reduced proportion of the mortgage book paid discounted rates in FY 2005 than in FY 2004 and increased mortgage arrangement fees were introduced across the product range in FY 2005, the impact of discounts and fees are included within interest margin under IFRS.

[2] The cost/income ratio reflects in part the negative impact on revenues in FY 2004 due to adjustments made in connection with IAS 18 and IAS 39.
[3] Source: Group management information systems.

Revenue

Total net revenue for the Group's Banking business increased to £84 million in FY 2005 from £66 million in FY 2004, a 27.3% increase. This increase was due principally to a significant increase in net interest income.

Net interest income increased £19 million, or 33.9%, to £75 million for FY 2005 from £56 million for FY 2004. This increase was primarily due to a greater negative impact in FY 2004 of valuation adjustments made in connection with the application of IAS 18 – *Revenue Recognition* ("IAS 18") and IAS 39 – *Financial Instruments: Recognition and Measurement* ("IAS 39") (see below) which reduced net interest income. The negative impact of IAS 18 and IAS 39 amounted to £10.7 million and £22.0 million in FY 2005 and FY 2004, respectively, which included the impacts of effective interest rate adjustments (mainly in relation to the mortgage book) amounting to £5.2 million in FY 2005 and £10.4 million in FY 2004 and of derivatives, foreign currency translation and hedge accounting adjustments amounting to £5.5 million in FY 2005 and £11.6 million in FY 2004. In addition, SLB benefited from higher mortgage asset holdings throughout FY 2005 compared to FY 2004.

Loan impairment provisions increased by £729,000 in FY 2005 compared with an increase of £64,000 in FY 2004 as arrears volumes increased, although they remained at a low level compared to industry average (see discussion of credit quality below).

Fee and commission income, which relates to income from fees other than those directly related to the acquisition of mortgage business, remained constant at £10 million for FY 2005 and FY 2004.

Expenses

Administration expenses decreased to £69 million in FY 2005 from £79 million in FY 2004 principally due to the additional 1.5 months in FY 2004.

Profit/(loss) before tax attributable to shareholders

As a result of the foregoing, profit/(loss) before tax attributable to shareholders for the Group's Banking business increased to £15 million in FY 2005 from a loss of £13 million in FY 2004.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

The principal items which make the UK GAAP results for the Group's Banking business not comparable with the IFRS results are as follows:

- *Net interest income* – Under UK GAAP, net interest income is stated excluding the effect of discounts and other incentive costs. Interest income is grossed up and the cost of the incentives amortised and treated as expenses. In addition, derivative instruments are accounted for on an accruals basis. Under IFRS, net interest income is calculated on an effective interest rate basis. Incentive and transaction costs directly related to financial instruments held at amortised cost are spread over the expected life of the related instrument and included within net interest income. Derivative instruments are fair valued under IFRS with fair value movements being included within net interest income.

- *Fee income* – Under UK GAAP, fee and commission income includes mortgage arrangement and booking fees and also early repayment charges which are incorporated into the interest margin calculation under IFRS.

- *Expenses* – The majority of the depreciation and amortisation under UK GAAP relates to mortgage incentive costs. Under IFRS, SLB's mortgage book is held at amortised cost resulting in the mortgage incentive costs being accounted for on an effective interest rate basis (see above). Remaining depreciation costs relate to fixed and intangible assets.

The loss under IFRS in FY 2004 compared to a profit under UK GAAP (see below) was principally due to IAS 18 and 39 which had the following impacts:

- Certain derivative instruments which were previously accounted for on an accruals basis as hedges under UK GAAP could not be treated as hedges under IFRS and were fair valued. Fair value movements on currency derivatives were offset to a large degree by translation movement on the underlying debt instruments being hedged. This resulted in the Group being required to recognise a net £11.6 million of losses in FY 2004 in relation to these instruments, which had the effect of reducing net interest income for that period.

- The impact of effective interest rates, primarily in relation to the mortgage book, meant that acquisition costs incurred in FY 2004 were amortised over a longer period than under UK GAAP and that certain acquisition costs previously expensed were brought back into account in FY 2004. The net effect of these adjustments led to an additional £10.4 million of losses being recognised in FY 2004.
- There was a positive impact on profitability in FY 2004 due to a £0.9 million reduction in provisions due to the change in provisioning basis under IFRS.
- Additional negative impact of £0.5 million occurred in FY 2004 due to other adjustments.

Combined, these adjustments resulted in a loss before tax of £13 million under IFRS compared to a profit before tax of £9 million under UK GAAP in FY 2004.

The following table sets out a summary of the results of operations of the Standard Life Group's Banking business for FY 2004 and FY 2003 on the basis of UK GAAP:

	UK GAAP HFI	
	Banking	
	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Net interest income	131	111
Net fee income	11	5
	142	116
Provision for bad and doubtful debts	1	1
Administrative and other expenses	132	110
Profit before tax on ordinary activities	**9**	**5**
Key ratios:		
Interest margin(1)(2)	110bps	123bps
Cost/income ratio(2)	93.7%	95.7%

(1) Interest margin for FY 2004 shown on an annualised basis.
(2) Source: Group management information systems.

Revenue

Net interest income increased to £131 million in FY 2004 from £111 million in FY 2003, a 18.0% increase. The increase in net interest income from FY 2003 to FY 2004 reflects the growth in the mortgage book over that period, partly offset by lower interest margin as well as the additional 1.5 months in FY 2004. The reduction in interest margin in FY 2004 compared to FY 2003 was due to greater reliance on securitisation, which is a more expensive source of funding and the effect of a widening gap between LIBOR and the Bank of England base rate.

Net fee income increased by £6 million to £11 million in FY 2004 from £5 million in FY 2003. This was due to additional mortgage related fees generated via increased new business and redemption activity in FY 2004 when compared to FY 2003. This increase was further augmented by the additional 1.5 months in FY 2004.

Expenses

Administrative and other expenses above includes amortisation of mortgage discount and incentive costs which increased in FY 2004 compared to FY 2003.

Included in amortisation of mortgage discount and incentive costs is the amortisation of initial commissions paid to intermediaries. Under UK GAAP, the accounting policy for initial commissions to intermediaries paid on mortgage advances is to capitalise and then amortise it over three years. During FY 2004, the amortisation technique was changed to reflect an even charge over the three year period. Previously the amortisation technique reflected a full year's charge in the year in which the commission was incurred. If this change had not been made, £2 million more would have been charged to the profit and loss account in FY 2004.

Administrative expenses, excluding the impact of the additional 1.5 months in FY 2004, decreased as SLB reduced its headcount and spending to benefit from technologically driven process efficiencies.

Provision for bad and doubtful debts remained stable between periods reflecting low arrears volumes compared to industry average.

Profit before tax on ordinary activities

As a result of the foregoing, profit before tax on ordinary activities for the Standard Life Group's Banking business increased by £4 million, or 80%, to £9 million for FY 2004 from £5 million for FY 2003.

Mortgages under management for Standard Life Bank

The following table shows the mortgages under management of SLB as at the end dates of FY 2005, FY 2004 and FY 2003 and movements of such assets over the periods:

	FY 2005	FY 2004	FY 2003
	12 months	13.5 months	12 months
		(unaudited)[1] £millions	
Mortgages under management:			
Opening mortgage assets	**10,159**	**8,714**	**7,187**
Gross lending	3,092	4,585	3,684
Redemptions/repayments	(2,679)	(3,140)	(2,157)
Net movement of mortgage assets	413	1,445	1,527
Closing mortgage assets	**10,572**	**10,159**	**8,714**
Total mortgage assets securitised	4,028	3,344	2,449
Percentage of mortgage assets securitised (%)	38.1%	32.9%	28.1%
Attrition (%)	25.8%	33.3%	27.1%

(1) Source: Group management information systems.

Mortgages under management at SLB rose by £0.4 billion, or 4%, to £10.6 billion as at 31 December 2005, from £10.2 billion as at 31 December 2004 after an increase of 17%, or £1.5 billion, from £8.7 billion as at 15 November 2003. Gross lending fell from FY 2004 to FY 2005 partially due to the shorter accounting period in FY 2005, but also as SLB's market share of total UK gross lending fell, a trend which has remained in Q1 2006, as SLB continued to manage carefully the balance between market share and profitability.

SLB has sought growth of quality, credit worthy mortgage assets (subject to capital constraints), with retail funding being an important source for this lending. The lending focus remains on the UK with a presence in both residential and buy-to-let markets.

Credit quality

The following table sets out the percentage of arrears greater than three months to SLB's total mortgage portfolio as well as the average percentages for members of the Council of Mortgage Lenders ("CML"), the trade association for mortgage lenders in the UK, as at 31 December 2005, 31 December 2004 and 31 December 2003:

	Arrears Benchmark					
	As at 31 December 2005		As at 31 December 2004		As at 31 December 2003	
	CML[1]	SLB[2]	CML[1]	SLB[2]	CML[1]	SLB[2]
			(unaudited) (%)			
Arrears & Repossessions:						
>3 - 6 months	0.54	0.080	0.47	0.048	0.45	0.029
>6 - 12 months	0.30	0.050	0.23	0.028	0.25	0.018
>12 months +	0.12	0.008	0.10	0.006	0.11	0.001
In Possession	0.04	0.004	0.02	0.000	0.02	0.003
Total Arrears 3 months +	1.00	0.142	0.82	0.082	0.83	0.051

(1) Source: CML market data.

(2) Source: Group management information systems.

Funding

SLB's Lothian mortgage backed securitisation programme issued bonds in June 2004 and February 2005, bringing net securitised funding to £4.0 billion as at 31 December 2005. Customer accounts were £4.2 billion as at 31 December 2005 in line with the amount as at 31 December 2004, however, remaining below the £4.5 billion level reached as at 15 November 2003. Wholesale funding made up the balance of SLB's funding requirements.

	As at 31 December 2005	As at 31 December 2004	As at 15 November 2003
		(unaudited)[1] £billions	
Funding Mix:			
Securitisation	4.0	3.3	2.4
Wholesale	2.8	3.1	2.5
Customer accounts	4.2	4.2	4.6

(1) Source: Group management information systems.

7.3.6 Results of operations of the Standard Life Group's Healthcare and General Insurance business

Results of operations for FY 2005 and FY 2004 on the basis of IFRS

The following table sets out the results of operations relating to the Standard Life Group's Healthcare and General Insurance business for FY 2005 and FY 2004 on the basis of IFRS. Due to the acquisition of the private medical insurance business of FirstAssist which completed in March 2006, Standard Life Group's healthcare business will increase in size by around 48% on the basis of estimated in-force premium income. The acquisition brings approximately £92 million of annualised in-force premiums and 230,000 lives insured. Results for this business segment when reported in 2006 will not be directly comparable to the results below due to this acquisition. It is expected that Standard Life Healthcare's financial results for 2006 will show a small impairment charge reflecting the impact on sales and in-force business of competitor activity prior to regulatory clearance.

	IFRS HFI	
	Healthcare and General Insurance	
	FY 2005	FY 2004
	12 months	13.5 months
	(unaudited) £millions	
Revenue:		
Net earned premium	200	233
Net investment return	4	7
Other income	1	–
Total Healthcare revenue	**205**	**240**
Expenses:		
Claims and benefits paid	140	167
Administration expenses	62	78
Total Healthcare expenses	**202**	**245**
Healthcare operating profit/(loss) before tax	**3**	**(5)**
General insurance operating profit/(loss) before tax[1]	4	4
Profit/(loss) before tax attributable to shareholders	**7**	**(1)**
Key ratio:		
Healthcare claims ratio[2]	70.1%	71.7%

(1) In addition to the Group's health insurance business operated by SLH, this business unit includes certain other insurance-related activities. These include subsidiaries serving as general insurers for the property damage/business interruption programme for the Group's (and third party segregated clients') investment property portfolio. As Standard Life Healthcare is the principal operating company in this business unit, only SLH's results are discussed in detail below.

(2) Source: Group management information systems.

Revenue

Total revenue for Standard Life Healthcare decreased by 14.6% from £240 million in FY 2004 to £205 million in FY 2005.

Net earned premium declined by £33 million, or 14.2%, to £200 million for FY 2005 from £233 million for FY 2004. The fall in net earned premium was due in part to the additional 1.5 months in FY 2004, but also as the result of SLH ending its relationship with its former affinity partner, Saga Services Ltd., on 16 November 2004. As of this date, Standard Life Healthcare no longer accepted, or renewed business it had received through Saga Services Ltd. All policies were transferred to another insurer by 15 November 2005. The SLH board decided to end the association with Saga Services Ltd. following a review of the contract terms and conditions. The ending of the relationship enables Standard Life Healthcare to pursue its own product development in the important over fifties market segment. Saga Services Ltd. accounted for net earned premium of £45 million in FY 2004 and £17 million in FY 2005.

Net investment income decreased by £3 million, or 42.9%, to £4 million for FY 2005 from £7 million for FY 2004. This was due to the longer period of FY 2004 and a change in investment policy.

Expenses

Total expenses for SLH decreased by 17.6% to £202 million in FY 2005 from £245 million in FY 2004. Claims and benefits paid decreased £27 million, or 16.2%, to £140 million for FY 2005 from £167 million for FY 2004. This decrease was primarily due to the longer period in FY 2004.

The claims ratio improved in FY 2005 following management action in the areas of pricing and underwriting to improve profitability after an unexpected rise in claims incidence in FY 2004.

Operating and administrative expenses decreased £16 million, or 20.5%, to £62 million for FY 2005 from £78 million for FY 2004. This decrease was primarily the result of reduced staffing costs due to headcount reductions made in connection with the Group's strategic review and reduced commission costs as a consequence of ending the relationship with Saga Services Ltd.

Profit/(loss) before tax attributable to shareholders

Profit/(loss) before tax attributable to shareholders for the Group's Healthcare and General Insurance business increased to £7 million in FY 2005 from a loss of £1 million in FY 2004. The profit/(loss) before tax attributable to shareholders for Standard Life Healthcare was responsible for £3 million of the profit for the business in FY 2005 and £5 million of the £1 million loss for the business in FY 2004.

Results of operations for FY 2004 and FY 2003 on the basis of UK GAAP

While UK GAAP differs in certain material respects from IFRS, there are no material adjustments applicable to the Healthcare and General Insurance business.

The following table sets out a summary of the results of operations relating to the Standard Life Group's Healthcare and General Insurance business for FY 2004 and FY 2003 on the basis of UK GAAP. Given the relative size of Standard Life Healthcare in comparison to the other subsidiaries in this business unit, SLH's results are discussed in more detail below:

	UK GAAP HFI	
	Healthcare and General Insurance	
	FY 2004	FY 2003
	13.5 months	12 months
	(unaudited) £millions	
Earned premiums, net of reinsurance	233	183
Net investment income	7	6
Other income	–	–
	240	189
Claims and benefits paid	167	121
Operating and administrative expenses	78	64
	245	185
Healthcare profit/(loss) on ordinary activities before tax	**(5)**	**4**
General insurance profit/(loss) on ordinary activities before tax	4	3
Healthcare and General Insurance profit/(loss) on ordinary activities before tax	**(1)**	**7**
Key ratio:		
Healthcare claims ratio[1]	71.7%	66.1%

[1] Source: Group management information systems.

Earned premiums, net of reinsurance, for Standard Life Healthcare increased 27.3% to £233 million in FY 2004 from £183 million in FY 2003 primarily due to the longer accounting period in FY 2004, coupled with an 8% increase in new business sales and improvements in retention rates.

Net investment income increased £1 million, or 16.7% to £7 million for FY 2004 from £6 million for FY 2003 primarily due to the longer accounting period in FY 2004.

Claims and benefits paid for Standard Life Healthcare increased by £46 million, or 38.0%, to £167 million for FY 2004 from £121 million for FY 2003 and was primarily due to an unexpected rise in claims incidence in 2004, partly attributable to the acquisition of lower quality business and to competitors changing their pricing structure for small corporate business as well as the longer accounting period in FY 2004. Action was taken to correct this situation and to improve Standard Life Healthcare's profitability as evidenced in the FY 2005 results.

Operating and administrative expenses increased £14 million, or 21.9%, to £78 million for FY 2004 from £64 million for FY 2003. This increase was primarily the result of the additional 1.5 months in FY 2004.

Profit/(loss) on ordinary activities before tax

Profit/(loss) on ordinary activities before tax for the Group's Healthcare and General Insurance business declined to a loss of £1 million in FY 2004 from a profit of £7 million in FY 2003. Profit/(loss) on ordinary activities before tax for Standard Life Healthcare decreased £9 million to a loss of £5 million for FY 2004 from a profit of £4 million for FY 2003 primarily due to rise in claims incidence in FY 2004 and the additional 1.5 months in that period.

8. Reconciliations of financial statements reported under IFRS and UK GAAP

A full reconciliation of the 2004 IFRS and UK GAAP profit and loss account and balance sheet is provided as part of the IFRS HFI (see Part X – "Historical Financial Information"). A summary of the key differences, with particular emphasis on shareholder profit, is set out below.

8.1 First time adoption of IFRS

The Standard Life Group adopted IFRS for the first time in its annual financial statements for FY 2005, which includes comparative financial statements for FY 2004. IFRS requires the Group to develop accounting policies based on the standards and related interpretations that were effective on 31 December 2005. IFRS 1 also requires that those policies be applied to the opening IFRS Balance Sheets as of 16 November 2003 and the annual IFRS financial statements for the periods ended 31 December 2005 and 2004.

The Group restated the opening IFRS Balance Sheet at the date of transition, being 16 November 2003. All of the Group entities adopted IFRS at the same date for consolidation purposes.

The Group has utilised the following optional exemptions available within IFRS 1:

- *Business combinations* – the Group has not restated combinations that occurred before the date of transition to IFRS and, as such, goodwill at 16 November 2003 is stated at its carrying value previously reported, which will be nil as goodwill was previously written off to the FFA under UK GAAP;

- *Cumulative translation differences on all foreign operations* – translation differences are recognised in a separate component of equity, known as the translation reserve. The Group has taken advantage of an optional exemption available within IFRS 1 that permits it to not recalculate the cumulative translation reserve at the date of transition. As a result the opening reserve at transition date is reset to zero; and

- *Designation of financial instruments* – at the date of transition to IFRS, the Group designated certain investments that had already been recognised under previous UK GAAP as Fair Value Through Profit or Loss (FVTPL).

The Group had a number of hedge relationships that were treated as hedging under UK GAAP. On transition to IFRS, where the hedge accounting criteria in IAS 39 for these hedges were not met, the hedge accounting was discontinued and these hedging instruments are accounted for as FVTPL, unless at any point they are subsequently included within a new designated hedge arrangement that meets the requirements of IAS 39.

Consistent with IFRS 1, any estimates included in the Group's opening IFRS Balance Sheet have been made by considering the information that existed at the time the estimate was made under previous GAAP, rather than information that became available after that date, after taking into account any applicable adjustments resulting from differences in accounting policies.

8.2 Change in accounting policies during the period

In accordance with IFRS 4 – *Insurance Contracts*, the Group continues to apply the same accounting policies for the recognition and measurement of obligations arising from insurance contracts and investment contracts with discretionary participation features (DPF) that it used for the preparation of its published financial statements for the period ended 31 December 2004. The only exception is that the recognition and measurement requirements of FRS 27 have been adopted, as an improvement to the Group's accounting policies. The ASB issued FRS 27 on 13 December 2004 for mandatory application for accounting periods ending on or after 23 December 2005. As acknowledged within FRS 27, its retrospective application is difficult. The Group has assessed that it is impractical to restate the Balance Sheet at 16 November 2003 and the Income Statement for the period to 31 December 2004 for the impact of FRS 27. The Balance Sheet at 31 December 2004 has been restated.

8.3 Reconciliations of the Standard Life Group's balance sheet and income statement reported under IFRS and UK GAAP

The following discussion presents the Standard Life Group's Balance Sheet and income statement to show certain of the reclassifications and adjustments that have been made. The UK GAAP Balance Sheet and income statement have been presented in a format consistent with IFRS. Each of the significant adjustments is described below.

The following is a reconciliation of the significant differences between IFRS and UK GAAP in the Group's Balance Sheet as of 31 December 2004:

		As of 31 December 2004		
	Notes	Historical financial information as reported under UK GAAP	Adjustments	Historical financial information as reported under IFRS
			£millions	
Intangible assets	9	–	27	27
Deferred acquisition costs	7,10	2,119	(1,850)	269
Investments in associates and joint ventures	5,6	298	1,593	1,891
Investment property	6,9	–	8,779	8,779
Property and equipment	9	5,477	(4,778)	699
Deferred tax assets	8,10	259	(216)	43
Reinsurance assets		747	(130)	617
Loans and receivables	1,4,6,9	9,940	2,231	12,171
Derivative financial assets	1	–	230	230
Investment securities:				
Equity securities and interests in pooled investment funds	4,6	15,986	19,508	35,494
Debt securities	4,6	30,041	7,521	37,562
		46,027	27,029	73,056
Assets held to cover linked liabilities	6	33,366	(33,366)	–
Other debtors	1	1,858	(466)	1,392
Cash and cash equivalents	4,6,9	109	2,731	2,840
Total assets		**100,200**	**1,814**	**102,014**
Minority interest	4	145	105	250
Non-participating contract liabilities:	2,10			
Non-participating insurance contract liabilities	2,10	–	18,854	18,854
Non-participating investment contract liabilities	2,10	–	30,597	30,597
		–	49,451	49,451
Participating contract liabilities:				
Participating insurance contract liabilities	2,10	–	18,264	18,264
Participating investment contract liabilities	2,10	–	15,929	15,929
Present value of future profits on non-participating contracts	2,10	–	(1,041)	(1,041)
Unallocated divisible surplus	10	4,881	(1,203)	3,678
		4,881	31,949	36,830
Insurance contract liabilities	2	84,370	(84,370)	–
Third party interest in consolidated funds	4	–	77	77
Borrowings	4	3,280	2,421	5,701
Subordinated liabilities		1,519	81	1,600
Pension and other post retirement benefit provisions	3	–	472	472
Deferred income	7	244	(10)	234
Deferred tax liabilities	8	567	(139)	428
Current tax liabilities	8	68	32	100
Customer accounts related to banking activities and deposits by banks	1	4,262	885	5,147
Derivative financial liabilities	1,6	–	358	358
Other liabilities	6	864	502	1,366
Total liabilities and minority interest		**100,200**	**1,814**	**102,014**

The following is a reconciliation of the significant differences between IFRS and UK GAAP in the Group's income statement for FY 2004:

	Notes	FY 2004 Historical financial information as reported under UK GAAP	Adjustments	Historical financial information as reported under IFRS
		£millions		
Revenue:				
Gross earned premium	2	10,219	(5,868)	4,351
Premium ceded to reinsurers		(109)	13	(96)
Net earned premium		10,110	(5,855)	4,255
Net investment return		9,167	725	9,892
Fee and commission income		–	296	296
Income arising from associates and joint ventures		–	86	86
Other income		790	(742)	48
Total net revenue		20,067	(5,490)	14,577
Expenses:				
Claims and benefits paid	2	8,097	(2,985)	5,112
Claim recoveries from reinsurers		(53)	(8)	(61)
Change in reinsurance assets	2	–	(41)	(41)
Change in insurance and participating liabilities	2	10,393	(7,553)	2,840
Change in investment contract liabilities		–	3,912	3,912
Unallocated divisible surplus		257	184	441
Restructuring and demutualisation expenses		75	–	75
Administrative expenses	7,8	1,322	951	2,273
		1,397	951	2,348
Change in liability for third party interest in consolidated funds	4	–	16	16
Operating expenses		20,091	(5,524)	14,567
Finance costs		80	–	80
Loss before tax attributable to shareholders and minority interests		(104)	34	(70)
Income tax expense attributable to policyholders returns	8	(330)	60	(270)
Income tax expense attributable to shareholders profits	8	45	(128)	(83)
Loss for the period		(389)	(34)	(423)
Profit attributable to minority interest		32	1	33
Loss attributable to shareholders		**(421)**	**(35)**	**(456)**

Each of the significant adjustments noted in the balance sheet and income statement above is described below.

Note 1 – Investments and loans valuation

Under IFRS all investment securities and derivatives are designated as FVTPL. The fair values are based on the current quoted bid price where an active market exists, or, when this is not possible, an appropriate market consistent valuation technique is used to determine the fair value. An adjustment is therefore required where the UK GAAP measurement basis differs to that prescribed under IFRS for the following areas:

- Listed investments adjusted to reflect change in valuation from mid to bid price;
- Unlisted investment securities adjusted to fair value where this differed from directors' valuation;
- Under IFRS, loans and receivables, subordinated debt and borrowings are carried at amortised cost as calculated using the effective interest rate (EIR) method as opposed to market value basis under UK GAAP; and
- Under IFRS, all derivatives are required to be held at their fair value. Netting is also specifically prohibited. Additionally, the closing balance sheet rate is used under IFRS for foreign exchange hedges whereas under UK GAAP these contracts were valued using the contracted rate.

Note 2 – Investment and insurance contract liabilities

Product classification

Under UK GAAP all contracts written by an insurance company are accounted for on a similar basis. IFRS 4 requires products to be classified for accounting purposes as either insurance or investment contracts depending on whether there has been a transfer of significant insurance risk. Insurance contracts and those that have a discretionary participating feature continue to be accounted for using UK GAAP. Under IFRS, non-participating investment contract liabilities are measured at either amortised cost or at fair value (in the case of linked liabilities).

Accounting for non-participating investment contracts

Under IFRS unit-linked non-participating investment contracts are carried at fair value and continue to be valued consistently with the valuation of the underlying assets. Consequently, under IFRS the unit-linked liability is calculated as the fair value of the underlying assets on a bid value basis excluding the additional prudential reserves which would have been included under UK GAAP.

The Group measures non-linked non-participating investment contract liabilities at amortised cost using the effective interest rate method.

Deposit accounting

Under UK GAAP all premiums receivable and claims payable are recognised in the Income Statement (revenue accounting). IFRS requires the application of deposit accounting whereby amounts receivable under Investment contracts without DPF are no longer shown as premiums in the Income Statement but are treated as deposits and added to investment contract liabilities in the Balance Sheet. Similarly, claims payable on Investment contracts without DPF are no longer shown as claims in the Income Statement but treated as a repayment of a deposit and are accounted for as a reduction in the investment contract liability in the Balance Sheet. The impact is to reduce income and expenses by £5,595 million. There is no impact to UDS.

Insurance contract liabilities

Under UK GAAP insurance contracts and participating investment contracts are valued using a prospective discounted cashflow basis. The discount rate applied to contractual cash flows is determined on a basis that is consistent with the valuation of the assets backing the contracts. Under IFRS, the backing assets are measured on a different basis than under UK GAAP and therefore a corresponding adjustment is made to the liabilities.

Note 3 – Employee benefits

Under UK GAAP, the expected cost of providing pension obligations over the projected period of the employees' service was recognised in the Income Statement. Under UK GAAP, there is no requirement to recognise the pension fund deficit in the Balance Sheet. Under IFRS, the defined benefit pension deficit is recognised as a liability in the Group's Balance Sheet. The pension liability recognised for Group was £472 million at 31 December 2004. The Group has elected to recognise all actuarial gains and losses outside of the Income Statement, in the Statement of Recognised Income and Expense.

Note 4 – Consolidation of additional entities

IFRS requires the consolidation of certain other investment vehicles which did not require consolidation under UK GAAP. This is due to a stricter definition of when an entity is deemed to be under the control of an investor.

The Group now consolidates several open-ended investment companies, unit trusts and other investment vehicles on a line-by-line basis.

Note 5 – Associates and Joint Ventures

Under IFRS, joint ventures and associates are accounted for using the equity method of accounting. The effect of the adjustments is the reclassification and recognition of Investments in Associates and Joint Ventures of £1,080 million and additional income arising from associates and joint ventures of £86 million being recognised for FY 2004.

Note 6 – Unit-linked asset explosion

Assets held to cover linked liabilities of £33,366 million are no longer disclosed in the single line 'Assets held to cover linked liabilities' but are allocated to the individual asset categories, with movements in the value of those specific assets taken to the income statement. This has resulted in the recognition of additional debt securities and equity securities of £8,048 million and £21,038 million, respectively. There is no impact on UDS as a result of this change.

Linked liabilities are also separately disclosed according to the nature of the contract, being insurance or investment contract liabilities.

Note 7 – Deferred acquisition costs (DAC) and deferred income reserve (DIR)

Incremental costs that directly relate to the cost of acquiring new investment management business are deferred as an asset and amortised in line with the associated revenue as the services are provided.

The Group has elected to make certain improvements to its accounting for DAC. Under the revised policy all costs associated with acquisition are deferred and deferral extends to single as well as regular premium business.

Initial fees on investment contracts are deferred as a DIR liability to be recognised as services are provided over the life of the contract to which they relate. Under UK GAAP, these fees were recognised in the Income Statement when received.

The treatment of DAC is also significantly impacted by the adoption of FRS27 which effects the IFRS HFI, but was not required to be adopted in the HFI under UK GAAP (see Note 10 below)

Note 8 – Deferred taxation

IFRS requires deferred tax to be calculated on temporary differences rather than timing differences under UK GAAP. Under IFRS, where any asset or liability has a temporary difference and that temporary difference is increased or decreased in the IFRS financial statements by making an adjustment to its carrying value on transition to IFRS, then an adjustment will be required to deferred tax provisions recognised in the UK GAAP financial statements. Furthermore, IAS 12 does not permit discounting of deferred tax provisions whereas UK GAAP did.

Note 9 – Other adjustments

The other adjustments that arise as a result of the transition to IFRS include the following:

- Software development costs that meet the requirements for recognition as an intangible asset under IFRS must be capitalised and recognised as an intangible asset.
- The Group has opted to reclassify some of its properties as investment properties, which are shown as a separate asset component in the IFRS financial statements and are held at fair value under IFRS. Additionally, owner-occupied properties under UK GAAP were valued on a vacant possession basis whereas under IFRS they are valued at fair value.
- Under IFRS, lease incentives are recognised as a reduction in rental income over the lease term.
- 'Cash equivalents' is a newly defined term under IFRS and results in more assets falling into the scope of 'Cash and Cash Equivalents'. £2 billion of assets have been classified into Cash and Cash Equivalents in 2004 primarily from loans and receivables and investment securities.
- The income statements of Group entities that have a functional currency different from the Group presentation currency are translated at average rates rather than year-end rates.

Note 10 – Adoption of FRS 27

As noted above, insurance contracts and participating investment contracts are accounted for using accounting policies that were applied prior to the transition to IFRS. As permitted by IFRS 4 an improvement to these policies has been reflected in these financial statements. This improvement relates to the implementation of the UK accounting standard FRS 27 – *Life Assurance* which deals with accounting for liabilities to policyholders under participating contracts. It is acknowledged within FRS 27 that retrospective application is difficult. The Group has assessed that it is impracticable to restate the Balance Sheet at 16 November 2003 and the Income Statement for FY 2004 for the impact of FRS 27. The Balance Sheet at 31 December 2004 has been restated.

In accordance with FRS 27, participating contract liabilities are determined on a realistic basis and are reduced by the present value of future profits ("PVFP") on non-participating contracts written in the Heritage With-Profits Fund. DAC is only held on non-participating investment contracts to the extent of the DIR recognised. This has resulted in an increase in participating contract liabilities of £409 million and a reduction in deferred acquisition costs of £1,788 million at 31 December 2004. The participating contract liabilities are offset by the PVFP on non-participating contracts of £1,041 million. The effect of these adjustments is to decrease deferred tax liabilities by £124 million and deferred tax assets by £53 million, offset by an increase to reinsurance assets of £6 million. Corresponding amounts have been adjusted to the UDS in accordance with FRS 27 resulting in a decrease of £1,078 million at 31 December 2004. FRS 27 requires insurance contracts to be classified into their participating and non-participating components and reflected as such on the Balance Sheet. A presentational adjustment has been made to reflect this classification for insurance and investment contracts.

FRS 27 requires cost of guarantees to be valued on a fair value approach. FRS 27 permits the PVFP on the non-participating business written within the Heritage With-Profits Fund to be deducted from the realistic liability as this value is included within the realistic liability calculation.

9. Unaudited Pro Forma financial information

In addition to the HFI, the Group has prepared Pro Forma financial information for FY 2005. The Pro Forma financial information is reported on by PricewaterhouseCoopers LLP and is included in Part XI – "Unaudited Pro Forma Financial Information". The Unaudited Pro Forma Consolidated Income Statement presents the consolidated income statement for FY 2005, as set out in the HFI in Section B of Part X – "Historical Financial Information", but then adjustments have been made to reflect the profit that would have arisen had the Main Scheme and the anticipated post-demutualisation capital and debt structure been in place at 1 January 2005. This includes the assumption that net new capital of £1.1 billion (after taking into account the estimated expenses of £65 million incurred in connection with the initial public offering and amounts used to fund payments of £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares) will be raised for the Group from the Offers.

The Unaudited Pro Forma Consolidated Income Statement has been presented primarily because of the way in which new business written in the UK and European Life and Pensions business is reflected in the HFI. The HFI is prepared to reflect the profits and losses attributable to shareholders set out in the Main Scheme. The results shown in the HFI for new business written in the UK and European Life and Pensions business in the periods under review reflect the application of the shareholder transfer formulae because that business was, as a matter of fact, written in the Heritage With-Profits Fund.

After demutualisation, the shareholder transfer formulae will be used to determine the amount attributable to shareholders in respect of in-force business, whereas the results of new business written (with the exception of increments written in the Heritage With-Profits Fund) will be directly attributable to shareholders and therefore the shareholder transfer formulae will not apply to that new business. This distinction means that acquisition costs and certain reserving strains are treated differently in the HFI in comparison to the way that those costs and strains will actually be treated after demutualisation.

The Unaudited Pro Forma Consolidated Income Statement presented in the Unaudited Pro Forma Financial Information seeks to make adjustments that are appropriate to reflect this difference in treatment of new business and to present an illustrative result, as if that new business had been written in a new Non-Profit Fund.

The Unaudited Pro Forma Financial Information does not take account of the trading results or movements in working capital and cash flows of the Standard Life Group between 1 January 2006 and the Effective Date.

The Unaudited Pro Forma Financial Information is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent Standard Life Group's actual financial position or results.

Unaudited Pro Forma Consolidated Income Statement for FY 2005

Set out below is a summary of the result shown in the Unaudited Pro Forma Consolidated Income Statement of the Standard Life Group for FY 2005 showing the adjustments made to the profit attributable to shareholders in the HFI, to present the Pro Forma profit attributable to shareholders.

	Pro Forma FY 2005 12 months (unaudited) £millions
Profit for the period attributable to shareholders per HFI	30
Pro Forma adjustments:	
Deferral of acquisition costs	157
Investment income on flotation proceeds	33
New business reserving strain	(55)
Changes in participating contract liabilities	-
Pro Forma profit for the period attributable to shareholders	165

The Pro Forma profit for the period attributable to shareholders is £135 million higher than that shown in the HFI, primarily because of the deferral of acquisition costs on new business written in UK and Europe, despite an adjustment to reflect additional new business reserving costs of £55 million. In addition, investment income has been recognised on approximately £800 million of the flotation proceeds which will be used for capital adequacy purposes in UKL&P.

Adjustments to prepare the Unaudited Pro Forma Financial Information

The adjustments made in the Unaudited Pro Forma Consolidated Income Statement are expected to be of continuing relevance to the Group's results. These adjustments are discussed in more detail below:

Deferral of acquisition costs

In the HFI, a component of shareholder profit is represented by the transfer of assets to the Non-Profit Fund. This transfer was calculated in accordance with the formulae defined in the Main Scheme by reference to certain cashflows from the unitised business and non-profit business. These cash flows are based on the amounts reported in the regulatory return and therefore exclude any deferral of acquisition costs.

Following the Effective Date, virtually all new business will be written in the Non-Profit Fund for the benefit of shareholders, who will be entitled to all elements of profit arising on this business. Profits attributable to shareholders on all new business written post the Effective Date will reflect deferral of acquisition costs.

The adjustment shown in the Unaudited Pro Forma Consolidated Income Statement reflects the deferral of that element of acquisition costs attributable to shareholders had the new business written in 2005 been written in the Non-Profit Fund.

Investment return on flotation proceeds

An amount of approximately £800 million of the flotation proceeds will be used within the Group for capital adequacy purposes. The Unaudited Pro Forma Consolidated Income Statement includes additional investment income of £33 million to reflect a return of 4.18%, the rate of return achieved on gilts during the period. The return on the remaining expected flotation proceeds of £300 million is not shown in the Unaudited Pro Forma Consolidated Income Statement and would have been £13 million before tax based on the rate of return on gilts (4.18%).

New business reserving strain

The reserving strain arising from new unitised with-profits business (excluding increments) will change post-demutualisation. This business will be written in the Non-Profit Fund (and the with-profits element will be transferred to a new with-profits fund), and will therefore be attributable to shareholders. The reserving approach used will as a result be on a regulatory basis. Prior to demutualisation, the "twin peaks" regime applied to the business as it was written in a realistic basis with-profits fund. The new business strain of £55 million is based on the reserves included in the 2005 regulatory return.

Change in participating contract liabilities

	(unaudited) £millions
Elimination of the change in the present value of future profits (PVFP) on non-participating contracts	(488)
Recognition of "Other unallocated participating contract liabilities"	(397)
Tax effects of other adjustments	14
	(871)
Elimination of the change in unallocated divisible surplus (UDS)	871
	–

As a result of the Main Scheme, the PVFP on non-participating contracts will be set against the liability for future transfers to shareholders. The Main Scheme also provides that the residual estate will, over time, be paid out to participating policyholders as planned enhancements. Therefore, no UDS or PVFP on non-participating contracts will be recognised in the balance sheet and participating contract liabilities will include "other unallocated participating contract liabilities". Accordingly, the Unaudited Consolidated Pro Forma Income Statement reflects adjustments to eliminate the change in UDS and PVFP on non-participating contracts and recognises a change in other unallocated participating contract liabilities. This change has no impact on the profit attributable to shareholders shown in the HFI.

Tax attributable to policyholders' and shareholders' profit

In the HFI, no adjustments have been made either to re-analyse the actual tax balances, as shown in the SLAC mutual accounts, between shareholder and policyholder elements, or to compute any additional tax charge or credit (current or deferred) which might arise post-demutualisation. The tax charge attributable to shareholders in the HFI reflects the tax charge on the operating subsidiaries that will be held outside the Heritage With-Profits fund.

The Unaudited Pro Forma Consolidated Income Statement has been adjusted to reflect the taxation effects of the adjustments discussed in "Deferral of acquisition costs" and "Investment return on flotation proceeds" above. For these adjustments, the tax effect has been calculated at the rate of tax in the territories affected and having regard for the tax already recognised in the HFI.

The tax adjustment in respect of new business strain reflects tax at 40% (corresponding to the tax rate in the territory affected), together with the value of tax losses that would have arisen had the new business been written in the Non-Profit Fund of a proprietary company. Recognition of these tax losses results in no overall additional shareholder tax but results in a reduction in the tax attributable to policyholders.

The Unaudited Pro Forma Consolidated Income Statement has not been adjusted to reflect further potential changes in current or deferred tax that may arise as the quantification of these changes is dependent on future events.

10. Capital resources and liquidity

10.1 Regulatory capital requirements

Overview of requirements

The principal operating entities in the Group are subject to regulation in the jurisdictions in which they are based (primarily in the UK). Each principal regulated entity is required to ensure that its assets exceed its liabilities by at least a specified amount. In the case of UK insurers this amount is termed the capital resources requirement (CRR). In addition, the Group as a whole must maintain a minimum level of capital resources.

Group requirements after demutualisation

Prior to demutualisation, SLAC automatically satisfied the group solvency requirements (under both the Insurance Groups Directive and the Financial Groups Directive, as implemented in the United Kingdom) if it satisfied its individual capital requirements since it was itself the owner of the Group. Upon demutualisation, the Company is the owner of the Group, and so SLAL, as the relevant regulated entity, will additionally have to ensure that the Company's group capital resources ("GCR") are sufficient to meet the Company's group capital resources requirement ("GCRR"). In practice, the GCRR will be broadly equivalent to the aggregate of the individual entities' capital requirements and the position of SLAL and the Company will not be materially different in principle from that which would prevail if SLAL had been the owner of all the operating companies.

UK and European Life Assurance and Pensions

UK insurance companies are subject to two distinct requirements. The first is the "Pillar One" requirement, which is calculated in accordance with FSA Rules to determine the CRR. Companies must hold sufficient capital resources ("CR") valued in accordance with FSA rules to cover the CRR.

The second is the "Pillar Two" requirement. This is based on a company-specific assessment in which the insurer itself determines the amount of capital it considers to be necessary. The rules are not prescriptive as to how the determination is made, and it is permissible for the Company to use its own economic model to calculate the amount of capital that has to be held in order to reduce the risk of default to a specified level (typically 0.5% over a one year time horizon). This amount is termed the individual capital assessment, or ICA, and with the exception of disclosure to the FSA, remains confidential to the company. Periodically, the FSA will review the company's assessment of its ICA and make its own assessment of the capital required and provide individual capital guidance (ICG) to the company where there is a material difference between these assessments.

Pillar One requirements

For the purposes of determining whether the Pillar One requirements are met, capital resources are analysed between core tier 1 capital (principally permanent share capital and accumulated reserves), non-core tier 1 (non-cumulative preference shares and innovative instruments), upper tier 2 (cumulative preference shares and perpetual subordinated debt) and lower tier 2 (fixed term subordinated debt). There are a number of detailed rules applying to the extent to which credit can be taken for available capital in the Pillar One calculations, including a requirement that at least 50% of the CRR must be covered by core tier 1 capital.

The position of SLAC as at 31 December 2005 and 31 December 2004 was as follows:

	SLAC	
	As at 31 December 2005	**As at 31 December 2004**
	(unaudited) £millions	
Capital Requirements:		
Capital resources requirement (CRR)	2,898	2,513
Capital Resources:		
Core Tier 1 after valuation differences	4,996	3,449
Tier 1 waivers (implicit item)	200	500
Other non-core tier 1	579	548
Upper tier 2	769	490
Lower tier 2	526	481
Total capital resources	7,070	5,468

Because SLAC was at these times the owner of all the operating subsidiaries, the above figures reflect the position of the entire Group.

In calculating the above capital resources, assets and liabilities are effectively valued in accordance with FSA rules rather than IFRS rules, an adjustment being made for any differences between the FSA value of an item and the IFRS value of capital to determine total capital resources. In particular, in the absence of a waiver, no policy can be recognised as an asset even where the present value of the future cash flows under the policy is expected to be positive, nor can DAC be recognised as an asset. As a result, the writing of new business typically reduces capital resources for the purposes of measuring the regulatory solvency calculations, as well as giving rise to additional capital resource requirements.

Realistic balance sheet of with-profits business

In calculating the CRR, a separate "realistic" balance sheet is prepared for each with-profits fund of a UK life company with with-profits insurance liabilities exceeding £500 million. For this purpose the assets and liabilities of a with-profits fund are valued on a realistic basis and it must be demonstrated that the with-profits fund has sufficient capital available to withstand an instantaneous adverse stress test (determined in accordance with FSA Rules) to its realistic balance sheet. The minimum level of capital sufficient to meet this test is the risk capital margin ("RCM"). The RCM is sensitive to the assumptions that are made concerning the management actions that would be taken in adverse circumstances. If a company assumes that it will take severe actions in the event of adverse circumstances, its RCM will be lower than that of a company which assumes it will take less severe actions. An indication of the strength of a with-profits fund is given by the ratio of the realistic net assets to the realistic total assets, which is referred to as the "working capital ratio". The following table shows the position for SLAC as a whole, without adjustment for demutualisation and flotation, there being no separate with-profits fund in the mutual company:

	SLAC	
	As at 31 December 2005	As at 31 December 2004
	(unaudited) £millions	
Realistic balance sheet:		
Realistic assets(1)	45,319	40,483
Realistic liabilities	41,232	37,195
Realistic net assets ("working capital")(2)	4,087	3,288
RCM	735	929
Excess of working capital over RCM ("realistic excess")	3,352	2,359
Working capital ratio(2)/(1)	9%	8%

If the realistic excess of working capital over RCM is less than the corresponding excess of admissible assets over regulatory liabilities and regulatory capital requirements then the difference, termed the with-profits insurance capital component ("WPICC"), is added to the requirement in determining the CRR. In SLAC, the realistic excess has been greater than the regulatory excess so that the CRR has been unaffected by the realistic balance sheet position. However, this situation will change following demutualisation.

Impact of demutualisation on solvency position

As reported by SLAC's with-profits actuary in the Members' Circular, it has been estimated that, if the demutualisation had taken place at 31 December 2005, but allowing for the intended investment in SLAL of approximately £800 million of flotation proceeds, SLAL would have reported an excess of capital resources at that date over its CRR in excess of £2 billion.

This estimate is hypothetical and has been derived by the Group by making adjustments to the audited regulated and realistic balance sheets of SLAC as at 31 December 2005 to reflect the proposed demutualisation and flotation and the actions allowed for that took place after 31 December 2005, as set out in Section 1.3 – "Effects of Main Scheme and new structure – Residual Estate". The estimate includes certain assumptions about the asset mix backing the Residual Estate, which may change in the future.

The capital resources in the post-demutualisation position will be reduced because:

- Several of the principal operating subsidiaries (SLI, SLH, the overseas subsidiaries and the Asian joint ventures) and other assets will be held by the Company and so their regulatory value will not be included in SLAL's resources; and

- It is assumed that SLAL will not in the future apply for a waiver from the FSA to enable it to include a portion of the value of future profits in its capital resources.

The effect of the above reductions will be offset by the injection of approximately £800 million additional capital from the flotation. The reduction in the excess of capital resources over the CRR represents in part a genuine reduction in the assets that SLAL will have available to meet its commitments compared to the position of SLAC. However, at the same time, there is an increase in the CRR even though in economic terms there has been no increase in the risks to which SLAL is exposed compared to the risks which SLAC was exposed. This is because demutualisation will affect the determination of the CRR in two material respects.

Firstly, the realistic balance sheet in respect of the Heritage With-Profits Fund will include a liability in respect of a significant proportion of the value of future profits on existing non-profit business and future deductions from existing accumulating with-profits policies reflecting the fact that following demutualisation these represent the Shareholder Cash Flows which will in normal circumstances be transferred from the Heritage With-Profits Fund to the Non-Profit Fund following actuarial investigation.

The Main Scheme contains mechanisms whereby the Shareholder Cash Flows would not be transferred out of the Heritage With-Profits Fund if they are needed to be retained to maintain the strength of the fund at an adequate level as defined in the Main Scheme. In practice, therefore, the Shareholder Cash Flows would be available to provide capital support to the Heritage With-Profits Fund if needed even though it is not permissible to take credit for them in the calculation of the CRR.

Secondly, it will be necessary to recognise the Residual Estate in the Heritage With-Profits Fund as a liability since this will in due course be distributed to existing with-profits policyholders if it is not otherwise required to meet liabilities chargeable to the Heritage With-Profits Fund in accordance with the Main Scheme. As a consequence, the realistic surplus will be zero and so will be lower than the regulatory excess assets. As a result, it will be necessary to include the difference in the WPICC in determining the CRR.

Realistic balance sheet

As reported by SLAC's with-profits actuary in the Members' Circular, it was estimated that the Residual Estate, after giving effect to the transfers and allocation of assets and liabilities on demutualisation in accordance with the Main Scheme, would have been expected to be in excess of £0.5 billion if the Main Scheme had been effective as at 31 December 2005. Since that date a number of events have occurred which would have had an impact on the Residual Estate (but not taking account of investment performance) including the events described above in Section 5 – "European Embedded Value". After taking into account such events (but not taking into account investment performance since 31 December 2005), the Group estimates that at 31 December 2005 after giving effect to demutualisation it would have been expected that the Residual Estate would have remained in excess of £0.5 billion.

As described in Section 1.3, the Residual Estate is particularly sensitive to financial market movements and investment performance.

Pillar Two requirements

Post-demutualisation, the Group's Pillar Two requirements will be of greater significance in managing the capital of the Group. Whereas the Pillar One requirements are intended to be general minimum levels and companies generally hold resources significantly in excess of the Pillar One minimum, the Pillar Two requirement is intended to reflect a realistic estimate of the amount a company needs to hold. The Directors are of the view that the amounts expected to be raised in the flotation will provide the Group with sufficient resources that it will be likely to meet its Pillar Two requirements.

Canada

The following table shows the regulatory solvency position of SLCC shown in Canadian GAAP as at 31 December 2005:

	As at 31 December 2005	As at 31 December 2004
	(unaudited) £millions	
Available capital	744	560
Required capital	339	280
MCCSR ratio	220%	200%

120% of MCCSR is prescribed by the Canadian regulatory authorities as the minimum capital ratio based on Canadian GAAP. OSFI may require a higher level of capital to allow a company to write new business.

Other principal regulated entities

The following tables show the regulatory capital positions of the Group's other UK regulated entities as at 31 December 2005 and as at 31 December 2004 as determined for the purposes of valuing these entities in SLAC's FSA returns:

	As at 31 December 2005	As at 31 December 2004
	(unaudited) £millions	
Investment Management:		
Capital available	106	72
Capital requirement	27	26
Excess	79	46
Banking:		
Capital available	542	n/a
Capital requirement	317	n/a
Excess	225	n/a
Healthcare and General Insurance:		
Capital available	58	66
Capital requirement	33	37
Excess	25	29

The regulatory capital position of SLB was not calculated for inclusion in SLAC's FSA return for FY 2004. As at 31 December 2004 SLB's regulatory capital was £482 million and its risk asset ratio was 10.88%. The corresponding position for 31 December 2005 was regulatory capital of £536 million and a risk asset ratio of 12.37%.

10.2 Working capital statement

The Company believes that, taking into account net proceeds of £1.1 billion receivable by the Company under the Offers, the working capital available to the Standard Life Group is sufficient for the Group's present requirements, that is, for at least the next 12 months following the date of this document.

10.3 Liquidity requirements and sources

Cash Flows

The following is a condensed cash flow statement for the Group under IFRS for FY 2005 and FY 2004. As noted above, the IFRS accounts combine the policyholder and shareholder elements of the cash flows.

	IFRS HFI	
	Consolidated Group	
	FY 2005	FY 2004
	12 months	13.5 months
	£millions	
Cash and cash equivalents, opening balance	2,696	2,940
Net cash flows from operating activities	1,333	(516)
Net cash flows from investing activities	66	(189)
Net cash flows from financing activities	176	480
Effect of exchange rate differences on cash and cash equivalents	75	(19)
Cash and cash equivalents, at end of year	4,346	2,696

The increase in cash and cash equivalent in FY 2005, a net increase of £1,650 million compared to a net decrease of £244 million in FY 2004, is primarily attributable to the increase in net cash flow from operating activities which increased cash flows by £1,333 million in FY 2005 compared to a net outflow of £516 million in FY 2004. Such improvement is principally attributable to the change in operating assets and liabilities which was a net increase of £1,119 million in FY 2004 compared with a net decrease of £395 million in FY 2005 representing cash built up as a result of a sale of equities to reduce the Group's weighting in equity holdings. Net cash flows from operating activities was also significantly impacted by the improvement in operating result before tax (£1,515 million in FY 2005 compared to £371 million in FY 2004). Net cash flows from investing activities changed from a net cash out flow of £189 million in FY 2004, primarily for investment in property and equipment (£173 million), to a net cash inflow of £66 million in FY 2005. Such inflow was principally attributable to the net proceeds from disposal of subsidiaries of £179 million (predominantly in relation to the sale of units in consolidated unit trusts to third parties) offset by purchases of property and equipment of £84 million. Net cash flows from financing activities decreased from net inflows of £480 million in FY 2004 to net inflows of £176 million in FY 2005. The higher levels in FY 2004 was principally due to proceeds from the issuance of subordinated debt of £560 million in FY 2004 compared with net proceeds from subordinated debt of £263 million in FY 2005. Interest paid on subordinated liabilities increased to £107 million in FY 2005 compared to £65 million in FY 2004 and repayment of other borrowings decreased from £122 million in FY 2004 to £2 million in FY 2005.

Following demutualisation substantially all of the Group's existing book of business will be held in the Heritage With-Profits Fund and shareholders will only be entitled to receive Shareholder Cash Flows permitted to be distributed under the Main Scheme. See Section 1.3 – "Effects of Main Scheme and new structure – Shareholders Cash Flows from the Heritage With-Profits Fund" for a discussion of these Shareholder Cash Flows. See also the discussion below under Section 10.4 – "Distributable Reserves" for a description of cash flow sources to enable the Company to pay its proposed dividends.

Liquidity

Group

The Group's primary uses of funds at the holding company level will include payment of general operating expenses, payment of principal, interest and other expenses related to holding company debt, payment of dividends on its equity share capital, contributions to subsidiaries and acquisitions.

Post-demutualisation, the Group will conduct all its operations through its operating subsidiaries or joint ventures. Dividends from the Group's subsidiaries will be the Company's principal sources of cash to meet its obligations, including payments of the Company's expenses, and to pay dividends to shareholders. Principal and interest on the outstanding subordinated debt will be met out of principal and interest on the matching loan to SLAL. Dividends received will include payments from SLAL, which reflect the Shareholder Cash Flows from the Heritage With-Profits Fund as provided for in the Main Scheme and the profits and losses arising from new business written in SLAL post-demutualisation and dividends from other subsidiaries and the Group's joint ventures. See Section 1.3 – "Effects of Main Scheme and new structure" and Section 10.4 – "Distributable reserves" below.

Insurance business

The FSA regards the management of risk arising from longer-term matching of assets and liabilities as part of insurance risk rather than liquidity risk. The risk is therefore addressed via the insurance regulatory capital requirements.

A related issue is the ability of the insurance operations to meet new business strain. To the extent that new business strain is not covered by the net cash received on in-force business, it will need to be met out of existing excess working capital or from injections of additional capital. The following table indicates the extent to which new business strain was covered by cash received on in-force business for the Covered Business (which includes the current profits and losses of SLI arising on its management of funds relating to the life assurance and pensions business) in FY 2005 and FY 2004 by geographic segment. The table reflects movements in free surplus and required capital which occurred in FY 2004 and FY 2005 (exchange rate and capital movements are not included in the table):

	UK		Europe & Other		Canada		Total	
	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004	FY 2005	FY 2004
	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months	12 months	13.5 months
	(unaudited)[1] £millions							
New business strain	(234)	(326)	(39)	(129)	(33)	(24)	(306)	(479)
Expected transfer to net worth	198	183	87	48	33	29	318	260
Expected return on net worth	7	8	(1)	3	27	35	33	46
Operating experience variances	30	26	6	3	-	18	36	47
Development costs	(12)	-	-	-	-	-	(12)	-
Operating cash flows excluding assumption changes	**(11)**	**(109)**	**53**	**(75)**	**27**	**58**	**69**	**(126)**
Assumption changes and non-operational experience variances	(57)	(84)	(12)	(16)	22	(97)	(47)	(197)
Total cash movement	**(68)**	**(193)**	**41**	**(91)**	**49**	**(39)**	**22**	**(323)**

(1) Source: Consulting Actuaries' Report.

These figures represent an extract of information presented in the Consulting Actuaries' Report and are shown net of tax. The expected transfer to net worth (i.e. the margins expected to be received in the year as calculated for the purposes of the EEV), the expected return on net worth and the experience variances give an indication of the cash received on in-force business.

In FY 2005, the operating cash flows excluding assumption changes more than covered the new business strain by some £69 million with substantial excesses of £53 million for Europe and other (including Asia) and £27 million for Canada offsetting a £11 million shortfall in the UK. The total position improved substantially in FY 2005 compared to FY 2004 resulting from the decline in volumes of new business written in Germany in FY 2005 following the high volumes written in FY 2004 and the reduction of commission levels in the UK in FY 2005 partly offset by reductions in Canadian operating cash flows in FY 2005.

Investment management business

UK investment management businesses are required by the FSA to maintain sufficient liquid capital at all times to enable them to meet their obligations as they fall due. The Financial Resources Requirement ("FRR") stipulated by the FSA is designed to ensure that this is achieved. In arriving at its liquid capital position, SLI takes account of any assets which are illiquid in the short term. SLI is required to ensure its liquid capital exceeds its FRR at all times.

Banking business

Standard Life Bank had a balance of funding between deposits from customers (38%) and wholesale liabilities and from securitisation transactions (62%) at 31 December 2005. This funding supports the retail asset book and treasury assets. The majority of treasury assets are held for liquidity purposes.

10.4 Distributable reserves

Under UK company law, dividends may only be paid out of accumulated realised profits. In general, profits recognised in a company's individual IFRS financial statements will be realised profits for the purposes of UK company law. There are special rules for UK life companies: profits on a UK company's life business are distributable only to the extent that they represent allocated actuarial surplus as recognised in its FSA returns.

In addition to the legal restrictions on distributions, there may be practical restrictions arising from the need for the operating subsidiaries to maintain minimum levels of solvency capital. These restrictions are of a different nature from the UK Companies Act constraints since it is possible to reduce these capital requirements by, for example, reducing business volumes or purchasing reinsurance or, alternatively, to meet the capital requirements by obtaining additional capital.

Immediately following the demutualisation and flotation, neither the Company nor SLAL will have any material accumulated realised profits. As at 31 December 2005, SLI and SLB had accumulated realised profits of £74 million and £3 million, respectively. SLCC had some £88 million of reserves as at 31 December 2005 which were in principle distributable.

The Company intends to apply to the Court immediately after the flotation for £500 million of its share premium account to be cancelled and replaced by a distributable special reserve of an equivalent amount.

The insurance business acquired by SLAL from SLAC under the Main Scheme will be transferred in consideration for the issue of shares by SLAL to the Company, resulting in SLAL becoming a wholly-owned subsidiary of the Company immediately after demutualisation. This share issue will result in the creation of a substantial share premium account in SLAL's balance sheet and the recognition of a "merger difference", reflecting primarily the present value of future Shareholder Cash Flows to be derived from the insurance business transferred to SLAL. Unless this share premium account is cancelled, SLAL could be restricted from declaring and paying dividends to the Company out of such future Shareholder Cash Flows as they arise. Immediately after the demutualisation and flotation have been completed, it is therefore also intended to apply to the Court for its approval of the cancellation of SLAL's share premium account, and its replacement by a special reserve against which the merger difference can be written off.

New business strain on UK business will be borne largely by SLIF through its reinsurance arrangement with SLAL. This will reduce SLIF's reported net asset position. However, this will not ordinarily impact on the distributable reserves of SLAL since movements in its investment in SLIF will not generally be reflected in SLAL's stand-alone IFRS accounts. It would only be necessary for SLAL to reflect the movement in its IFRS accounts if the recoverable amount in respect of the investment in SLIF fell below the cost of that investment.

10.5 Capital management policies and risk management objectives

There are two primary objectives of capital management within the Group. The first objective is to ensure that capital is, and will continue to be, adequate to maintain the required level of safety and stability of the Group and hence to provide an appropriate degree of security to our customers. The second objective is to support the development of the business by ensuring that the returns generated on capital investment are sufficient to provide adequate compensation to the providers of capital, after allowing for the risks to which that capital is exposed.

The capital requirements of each business unit are routinely forecast on a periodic basis and the requirements are assessed against both the forecast available capital and the internal rate of return expected to be achieved from planned activities. In addition, internal rates of return achieved on capital invested are assessed against hurdle rates, which are intended to represent the minimum acceptable return given the risks associated with each investment.

10.6 Capitalisation and indebtedness

Set out below is the capitalisation and indebtedness statement of the Standard Life Group as at 31 March 2006 on a historical basis:

	As at 31 March 2006[1]
	(unaudited) £millions
Total current debt:	
– Guaranteed[2]	2,270
– Secured	–
– Unguaranteed/ unsecured	220
Total non-current debt (excluding current portion of long-term debt):	
– Guaranteed[2]	1,979
– Secured	–
– Unguaranteed/ unsecured	–
Total debt	**4,469**
Shareholders' equity	
a. Share capital	–
b. Legal reserve	–
c. Other reserves	–
Total	**4,469**

(1) This table does not take account of Ordinary Shares to be issued in connection with demutualisation, the Employee Share Allocation and the Offers. As per the Unaudited Pro Forma Consolidated Balance Sheet in Section A of Part XI —"Unaudited Pro Forma Financial Information", on the assumption that the Company raises net new capital of £1.1 billion and issues Ordinary Shares in connection with demutualisation, the Employee Share Allocation and the Offers, the Company would have shareholders' equity of £2.3 billion.

(2) The guaranteed bonds are:

(a) 6.75% Sterling Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and 6.375% Euro Fixed/floating rate subordinated guaranteed bonds due 2022. They were issued on 12 July 2002 by SL Finance plc, a wholly owned subsidiary of SLAC, and the principal and interest in respect of the bonds was irrevocably and unconditionally guaranteed on a subordinated basis by SLAC. Pursuant to Extraordinary Resolutions relating to these bonds passed on 10 May 2006, at the time of the demutualisation of SLAC, the issuer of the bonds is to become Standard Life with SLAL providing a subordinated guarantee of the bonds. The claims of the bondholders to payment under the subordinated guarantee rank below the claims of all senior creditors of SLAL including policyholders. Also included is an undated subordinated note issued on 29 June 2005 by Standard Life Funding BV ("SLF BV"), a wholly owned subsidiary of Standard Life Bank. Within the subordinated deed of guarantee, SLB guarantees the payment of all sums payable by SLF BV under the subordinated notes. The rights and claims of all subordinated noteholders are subordinated to the claims of all senior creditors of both SLF BV and SLB; and

(b) the Mutual Assurance Capital Securities ("MACS") issued on 4 November 2004 by SL MACS PLC and SL MACS (No. 2) PLC. The MACS are perpetual securities and as such have no fixed date of redemption. The gross proceeds of the issue of MACS were made available to SLAC pursuant to two Subordinated Member's Account (SMA) agreements between SLAC and the issuers. Pursuant to Extraordinary Resolutions relating to the MACS passed on 10 May 2006, at the time of the demutualisation of SLAC the issuer of the MACS is to become Standard Life with SLAL providing a subordinated guarantee of the MACS. The claims of bondholders under the subordinated guarantee would, on a winding up of SLAL, be subordinated and rank junior to the full satisfaction of the claims of (i) senior creditors of SLAL, including all policyholders, and (ii) the subordinated guaranteed bonds.

Before the end of 2006, the Company intends to finance with third parties through a capital markets transaction or otherwise up to CAD$400 million of subordinated debt which is currently structured as a series of Canadian dollar subordinated debentures within the Group.

The following table shows the net financial indebtedness of the Group, including the indebtedness reported in the table above, as at 31 March 2006:

		As at 31 March 2006
		(unaudited) £millions
A.	Cash	327
B.	Cash equivalent	3,946
C.	Trading securities	–
D.	**Liquidity (A) + (B) + (C)**	**4,273**
E.	**Current financial receivable**	**73**
F.	Current bank debt	79
G.	Current portion of non current debt	–
H.	Other current financial debt	2,411
I.	**Current financial debt (F) +(G) + (H)**	**2,490**
J.	**Net current financial indebtedness (I) – (E) – (D)**	**(1,856)**
K.	Non-current bank loans	–
L.	Bonds issued	1,874
M.	Other non-current loans	105
N.	**Non-current financial indebtedness (K) + (L) + (M)**	**1,979**
O.	**Net financial indebtedness/ funds (J) + (N)**	**123**

The Group currently has the following contingent guarantees:

- The 6.75% Sterling Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and 6.375% Euro Fixed/Floating Rate Subordinated Guaranteed Bonds due 2022 issued originally by SL Finance plc, a wholly owned subsidiary of the Company, are the subject of a subordinated guarantee from SLAC. Pursuant to Extraordinary Resolutions relating to the bonds passed on 10 May 2006, the issuer will become Standard Life and SLAL will provide a subordinated guarantee of the bonds. Accordingly, the Group will then provide an additional contingent guarantee of these bonds;
- SLB has guaranteed the liabilities of its subsidiary, Standard Life Funding BV, in connection with the subsidiary's issuance of commercial paper and medium term notes issued under the medium term note programme. The liabilities of Standard Life Funding BV as at 31 March 2006 were £1,201 million; and
- Pursuant to Extraordinary Resolutions relating to the MACS passed on 10 May 2006, Standard Life is to become the issuer of the MACS issued originally by SL MACS plc and SL MACS (No. 2) and SLAL is to provide a subordinated guarantee of the MACS. Accordingly, the Group will then provide an additional contingent guarantee of the MACS.

10.7 Credit facilities and other financing arrangements

Standard Life's group treasury is responsible for making recommendations on the Standard Life Group's financing strategy, implementing the agreed financing strategy, negotiating and documenting all new Standard Life debt facilities and ensuring the continued compliance with existing debt representations and covenants.

The broad aim of the Standard Life Group's debt strategy is to ensure that financing arrangements across the Group are adequate for anticipated funding needs, as referenced to the current Group business plans and other strategic initiatives, having regard to cost of debt, debt maturity profile, the need for flexibility, currency exposure and interest rate exposure.

For a detailed description of the Group's fund raising facilities, including credit facilities, medium term note programmes, commercial paper programmes and securitisation facilities. See "Part XV – Additional Information – Material Contracts".

SLB has entered into a number of term facilities and revolving loan agreements which require it to pay interest on any sums drawndown at market standard rates and contain representations and warranties, covenants, indemnities and events of default of a kind that would normally be expected in such types of commercial loan agreements. SLB has drawndown £350 million under a term facility with a syndication of banks and £50 million under a bi-lateral term facility with another bank. These drawings are due to be repaid in full no later than 2 December 2006 and 26 August 2006, respectively. SLB has also entered into a £450 million revolving loan agreement with a syndication of banks with an expiry date of 10 June 2010 and into a further six bi-lateral revolving loan agreements with expiry dates in 2006, 2007 or 2008, all of which are undrawn.

On 7 June 2006, SLAC entered into a £600 million revolving loan agreement with a syndication of banks with an expiry date of 7 June 2009. Upon the satisfaction of a number of conditions precedent, this loan agreement will transfer automatically to the Company at demutualisation. This loan agreement requires the borrower under the loan agreement to pay interest on any sums drawndown at market standard rates and contains representations and warranties, covenants, indemnities and events of default of a kind that would normally be expected in such a commercial loan agreement.

10.8 Rating considerations

The table below shows the ratings of the Standard Life Assurance Company, Standard Life Bank and debt within the Group as of the date of this document:

	Standard & Poor's			Moody's		
	Short Term	Long Term	Outlook	Short Term	Long Term	Outlook
Standard Life Assurance Company	A-1	A	Stable	P-1	A1	Stable
Standard Life Bank	A-2	A-	Stable	P-1	A2	Review for possible downgrade
Group Debt – SL Finance		BBB+			A3	Stable
Group Debt – SL MACS		BBB+			Baa1	Stable
Standard Life Bank – Sub Debt		BBB			A3	Negative

Standard & Poor's published on 24 January 2006, a stable outlook on the insurer financial strength rating of the Standard Life Assurance Company. The announcement commented that a demutualisation that raised sufficient new equity capital to maintain capital adequacy would remain supportive of that rating. On this basis and on the basis of preliminary discussions with Standard & Poor's, the board of the Standard Life Assurance Company expects the ratings on its successor Standard Life Assurance Limited and Standard Life Bank to be unchanged by a successful demutualisation.

Moody's said that it is likely that an "A1" Insurance Financial Strength Rating will be assigned to Standard Life Assurance Limited, subject to the successful demutualisation and listing of Standard Life. Moody's added that the proposed demutualisation brings a number of positive benefits to the Group such as improved Group capitalisation and financial flexibility and reduced financial leverage, which supports the Group's ongoing repositioning of UKL&P. Moody's are going to review Standard Life Bank's deposit ratings for possible downgrade.

A rating is a statement of opinion, not a statement of fact or a recommendation to exchange, buy, sell, or hold any particular security, including the Ordinary Shares. Such ratings do not comment as to the market price or suitability for a particular investor. There can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

10.9 Contractual obligations and commercial commitments

In addition to the guarantees or commitments to external parties which are described in Section 10.6, the Standard Life Group has capital commitments of £319 million at 31 December 2005, primarily relating to contractual obligations in relation to capital expenditure on investment properties. The Group's commitment to off-balance sheet financial instruments at 31 December 2005 was £2.8 billion, of which £2.3 billion related to commitments to lend funds by Standard Life Bank in respect of undrawn mortgage loan facilities available to customers at that date, and other commitments of £0.5 billion primarily relating to commitments to provide funding to private equity investment vehicles in which the Group participates. These investment vehicles are consolidated under IFRS, and the commitment disclosed represents the total amount committed by these investment vehicles to external parties rather than solely the Group's element of the funding commitment. The Group also has operating lease and other commitments. For further information relating to these commitments see Note 33 'Commitments' of the IFRS HFI set out in Section B of Part X – "Historical Financial Information".

11. First quarter 2006 trading performance and future prospects

The Directors believe that the Group has made a strong start to 2006 and is well-positioned for the remainder of 2006. The Q1 2006 new business results demonstrate the continued momentum in and success of the Group's repositioning initiative to deliver profitable growth.

Annual Premium Equivalent

UKL&P APE sales increased 13% to £263 million in Q1 2006 (£232 million for the three months ended 31 March 2005 ("Q1 2005")), with particularly good performance from SIPP, investment bonds and investment products (TIP & PPIP), demonstrating the benefit of the Group's focus on investment-driven, single premium business. Worldwide insurance APE sales increased by 7% to £342 million in Q1 2006 (£320 million for Q1 2005), reflecting, in addition to the UK, an expected decline in sales in Germany, which was partially offset by steady group savings and retirement sales in Canada and strong sales in Ireland.

New Business Contribution

The table below presents the pre-tax new business contribution in the Group's geographic segments for Q1 2006 and FY 2005:

	NBC	PVNBP	NBC	PVNBP
	Q1 2006(1)	Q1 2006	FY 2005	FY 2005
	3 months	3 months	12 months	12 months
		(unaudited)(2) £millions		
UK	26	1,955	27	6,455
Europe	2	167	8	920
Canada	2	478	(2)	1,882
Other	–	37	–	110
Total life & pensions	**30**	**2,637**	**33**	**9,367**

(1) NBC for Q1 2006 has been calculated as at the end of the quarter, using the same assumptions as were used to calculate the FY 2005 figures, but using actual acquisition expenses and commissions.
(2) Source: Group management information systems.

For UKL&P, the contribution made by new business in Q1 2006 of £26 million was just below the FY 2005 result as the impact of the repositioning initiatives continued to feed through. The new business margin has increased substantially from 0.4% in FY 2005 to 1.3% in Q1 2006. The primary driver for increase in margin was lower acquisition costs in Q1 2006 compared with the average in FY 2005. Margins were further improved by a movement in product mix towards single premium investment bonds and SIPP.

Traditional pensions business was more heavily weighted towards the less capital-intensive single premium business. In addition, the strategic alliance with Fidelity Funds Network produced encouraging investment bond and SIPP business. UKL&P continued to position itself for further profitable growth with the launch in Q1 2006 of the International Bond and the group SIPP product.

Standard Life Investments

SLI delivered strong Q1 2006 performance with gross investment sales up 141% to £2,451 million in Q1 2006 (£1,019 million for Q1 2005). Total SLI funds under management at the end of first quarter stood at £124.8 billion as at 31 March 2006 compared to approximately £118.8 billion as at 31 December 2005, with third party funds of £31.2 billion constituting 25% of the total.

12. Dividend policy

The Directors' objective is to pay a progressive dividend which will take account of the long-term earnings and cash flow potential of the Group.

The Directors intend that the first dividend in respect of the period from Admission to 31 December 2006, payable in May 2007, is expected to be approximately £109 million in aggregate, equating to approximately 5.4 pence per Ordinary Share assumed to be in issue at Admission. This dividend is likely to represent one half of the total dividend which the Directors would have expected to recommend for the year ended 31 December 2006 had the Company been listed throughout the year.

Thereafter, it is intended that the interim dividend will be paid in November and final dividends in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend.

The Directors intend to offer shareholders the opportunity to take their dividends in the form of shares rather than cash, or to reinvest their dividends in the Company's shares.

The ability of the Company to pay dividends will be dependent upon, amongst other things, the availability of sufficient distributable reserves. (Please see Section 2.13 of Part I – "Risk Factors" and Section 1 of Part I – "Risk Factors" of the Securities Note for a discussion of the risks in connection with the Company's payment of dividends).

The Directors may revisit the Group's dividend policy from time to time.

PART IX

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

1. Overview

A significant part of the Group's business involves the acceptance and management of risk. As a provider of financial services, the Group and its businesses consider risk management a core competency which is an integrated part of the control process and key when considering strategic, business and capital planning. In connection with Demutualisation, the Group has enhanced its risk management processes through implementation of a Risk Management Framework. The Risk Management Framework provides a structured approach to identify, assess, control and monitor financial and operational risk and is an integral part of the Group's Internal Risk and Control Framework. The elements of the Internal Risk and Control Framework are aligned to the internationally recognised COSO (Committee of Sponsoring Organisations of the Treadway Commission) framework of internal control. The Group's Risk Management Framework has established three lines of defence for managing its risks:

- Day-to-day risk management is delegated from the Board to the Group Chief Executive and, through a system of delegated authorities, to business managers;

- Risk oversight is provided by established risk management committees. These management committees are supported by the specialist risk management and compliance functions across the group; and

- Independent oversight of the adequacy and effectiveness of the internal control and risk management systems is provided by the Group Audit Committee. This Board committee is supported by the internal audit function.

The Group's risk management strategy is to identify potential events that may affect stakeholders' returns and manage the impact of these events within identified parameters ("Risk Appetite") to provide reasonable assurance regarding the achievement of the Group's business goals and objectives.

As part of the Risk Management Framework, the Group establishes its risk profile by identifying, assessing, controlling and monitoring the risks faced by them:

- Risk identification requires the major sources of risk to be identified;

- Risk assessment requires an assessment of the exposure to each major source of risk. The assessment includes qualitative and quantitative factors and is subject to appropriate stress and scenario testing;

- Risk control requires a response to the risk exposure. Management selects the risk responses, which may include avoiding, accepting, reducing or transferring the risk exposure; and

- Risk monitoring requires that the current exposure to identified risks is monitored and reported as required.

The risk profile is assessed regularly, at least quarterly, and reviewed by the relevant executives and the Group Risk Committees (as described below).

The Board approves risk policies for credit, insurance, liquidity, market and operational risk. These risk policies set out the minimum standards on how the Group identifies, assesses, controls and monitors each risk. Each Group Risk Policy includes, where appropriate, limits to support the Group's risk appetite.

The Board's responsibility is to establish and maintain a framework of internal controls that enables the financial and operational risks of the Group to be assessed and managed.

The Control Self Assessment process is a key element of the Risk Management Framework. Having defined the core processes and documented critical sub-processes across the Group, the Control Self Assessment process is intended to provide assurance as to the adequacy and effectiveness of the existing control activities implemented to manage risks associated with business processes. Assessments are performed by business managers and monitored by the individual business units' Risk Function (as described below). Group Risk Management is responsible for monitoring the completion of the process and reviewing and challenging the results. Independent monitoring is provided by Group Internal Audit. Group Internal Audit's role is to provide on a regular basis independent, objective assurance on the adequacy and effectiveness of the controls in place to mitigate risks and to report on the results of audit reviews, to senior management and governing bodies at a Group Company level, and to the Group Audit Committee.

The Group Chief Executive has established two Group Risk Management Committees:

- Group Asset and Liability Committee ("Group ALCO") – the Group ALCO's duties include ensuring that the financial risks (market, credit, liquidity and insurance) inherent in the Group's activities are identified and managed in accordance with the appetite and limits approved by the Board.
- Group Operational Risk Committee ("Group ORC") – the Group ORC's duties include ensuring that the operational risks inherent in the Group's activities are identified and managed in accordance with the appetite and limits approved by the Board.

Risks are classified into the following categories: Credit risk, market risk, liquidity risk, insurance risk, operational risk, strategic risk and group risk. The Group has defined risk policies for credit, market, liquidity, insurance and operational risk.

The Group Chief Executive has allocated the control function of "Risk Assessment" to the Director, Group Risk Management & Compliance. The Director, Group Risk Management & Compliance is supported by the Group Risk Management function and reports directly to the Group Finance Director and is the FSA Approved Person charged with reporting to the Board on setting and controlling risk exposure across the Group.

Group Risk Management has primary responsibility for supporting the Board, the Group ALCO, and the Group ORC in meeting their risk management responsibilities. In addition, it liaises with the Group Companies and Group Company Risk Functions, in relation to their risk management tools, analysis and management information.

Each Group Company has its own Risk Function. These functions do not report directly to Group Risk Management except for reporting breaches to Group Risk Policies, which are reported directly to the Director, Group Risk Management and Compliance. Instead, they report functionally to Group Risk Management with representatives of Group Risk Management attending the meetings of the individual business units' risk committees (as appropriate) and ensuring that the requirements of the Group Risk Policies are met in the individual business units' risk policies. Prior to submission for approval of the individual business units' risk policies by the applicable business unit governing body, the business unit must obtain approval from the Director, Group Risk & Compliance that the policies meet the minimum standards of the Group Risk Policies.

2. Major risks

Specific business, environmental and operational risks are discussed in Part I – "Risk Factors" and Part VIII — "Operating And Financial Review Of The Standard Life Group".

2.1 Financial risks

Financial risk takes a number of different forms, each of which is addressed below. The Group sets the acceptable levels of risks it will take by establishment of specific policies relating to each risk. In addition to establishing specific criteria for managing such risk, the policy also requires compliance with all applicable legislation and regulation.

2.2 Market risks

Market risk is the risk that as a result of market movements there is exposure to fluctuations in the value of assets, the amount of liabilities or the income from assets. Examples of general market risk include movements in interest rates, equity values, exchange rates and real estate values or income. Specific market risk refers to the risk that arises from fluctuations in the value or income from a specific asset.

The primary market risks facing the Group are equity price risk and interest rate risk because most of its assets are either equity type investments and subject to equity price risk, or fixed interest securities, mortgages or cash deposits, the values of which are subject to interest rate risk.

The amount of risk borne by the Company's shareholders depends on the extent to which its customers share the investment risk through the structure of the Group's funds. Market risks are managed through the design of products, asset/liability management and limitations on the exposure to certain amounts and types of security.

Quarterly, a market risk analysis is carried out on the life assurance and pensions business and a Market Risk and Investment Policy Paper is prepared and presented to the Group Board setting out the results of the above analysis, and any recommendations to be made.

In addition to the quarterly analysis, the financial position of the Group, including exposure to changes in market conditions, is monitored on an ongoing basis.

2.3 Insurance risks

Insurance risk arises from the inherent uncertainties as to the occurrence, amount and timing of insurance liabilities. It is the risk of adverse deviations from the cash flows assumed when pricing or reserving for insurance contracts.

Insurance risk is managed by assessing certain characteristics based on experience and statistical data and by making certain assumptions on the risks associated with the policy during the period it is in force.

In analysing insurance risk, the Group's insurance companies take, among others, the following factors into account as applicable:

- Insurance liabilities are assessed in accordance with the Group company's obligation to treat customers fairly;
- In respect of the adequacy of premium rates, the experience of significant factors such as expenses, persistency, mortality, morbidity or claims which are reviewed periodically over the life of a policy;
- As part of the development of their business plan, the Group companies carry out relevant stress testing to help identify the exposure to insurance risks;
- Reinsurance is used as the key method for managing the risk exposure; and
- New business is written in accordance with the approved pricing assumptions. Underwriting criteria are defined and aligned to the approved pricing assumptions and to the identification of aggregations of risk. Products are reviewed annually to confirm, or otherwise, that pricing assumptions remain appropriate.

2.4 Liquidity risks

Liquidity risk is the risk that the Group or individual Group companies, although solvent, do not have sufficient financial resources available to meet their obligations as they fall due, or can secure them only at excessive cost.

The methods used to manage liquidity risk include:

- Limits on the volume of financial assets held which are both not quoted and not regularly traded on a recognised exchange.
- Committed third party funding facilities.
- Establishing contingency funding plans to ensure adequate liquid financial resources are in place to meet obligations as they fall due in the event of reasonably foreseeable abnormal circumstances.

Liquidity risk is managed by the central Group Treasury function. Group Treasury are also responsible for the production and management of the contingency funding plan when required.

2.5 Credit risks

Credit risk is the risk of exposure to loss if a counterparty fails to perform its financial obligations, including failure to perform those obligations in a timely manner.

It is an overriding prudential requirement that all counterparties are of sufficient quality and are sufficiently well diversified to represent appropriate backing for the Group's liabilities or capital. The policy sets limits for specific types of financial instrument.

2.6 Use of derivatives

Derivative instruments are utilised only to manage exposures under contractual liabilities or for portfolio management by either reducing risk or reducing cost. The derivative instruments the Group uses include options, futures contracts and contracts for differences, or any contract or asset having the effect of such a derivative. All transactions must be in derivatives that are listed on a regulated market or are with an approved counterparty. In employing derivatives, the relevant Group company will have sufficient cash equivalents or underlying assets to cover any potential obligation or exercise right.

2.7 Operational risks

Operational risk is the risk of loss, or adverse consequences for the Group's business, resulting from inadequate or failed internal processes, people or systems, or from external events.

The Group sets an acceptable level of operational risk through the Group Operational Risk Policy (the "Group ORP"). The Group ORP also requires compliance with applicable legislation and regulation. The main features of the Group ORP are set out below.

The types of operational risk that the Group is exposed to are identified using the following operational risk categories: fraud or irregularities; regulatory or legal; customer treatment; business interruption; supplier failure; planning; process execution; and people. Activities undertaken to ensure the practical operation of controls over financial risks (i.e. market, credit, liquidity and insurance risk) are treated as an operational risk.

The strategy to control the operational risk exposures identified is based on a combination of one or all of the following: modifying operations such that there is no exposure to the risk; accepting exposure to the risk and choosing not to control the risk; or accepting exposure to the risk and controlling the exposure by risk transfer or risk treatment.

The level of control and nature of the controls implemented are based on, amongst other things:

- The potential cause and impact of the risk;
- The likelihood of the risk being realised in the absence of any controls;
- The ease with which the risk could be insured against;
- The cost of implementing controls to reduce the likelihood of the risk being realised; and
- The operational risk appetite.

Existing or newly implemented controls are identified, including key controls, documented and their performance subject to self-assessment by business managers at least quarterly. A conclusion as to the adequacy of these controls is documented and subject to ongoing self-assessment by business managers.

The assessment of operational risk exposures is performed on a qualitative basis using a combination of impact and likelihood, and on a quantitative basis using objective and verifiable measures.

The operational risks faced by each business unit and its exposure to these risks forms its operational risk profile. Each business unit is required to understand and review its profile by monitoring its key operational risk exposures, its loss experience and the results of control self-assessment.

The impact of a new product, a significant change, or any one-off transaction on the operational risk profile of each business unit is assessed and managed in accordance with established guidelines or standards.

2.8 Asset/liability management

The Group manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the different types of liabilities that the Group has in each business unit. As a result of the diversity of the products offered by the Group and the different regulatory environments in which it operates, the Group employs different methods of asset and liability management, on both an in-force and new business basis, across its business units.

UK and European Life Assurance and Pensions

The key factors in asset liability management for the Group's UK and European Life Assurance and Pensions businesses are the need to ensure that regulatory capital requirements are met and that the assets supporting participating business are invested in a manner consistent with the reasonable expectations of policyholders and what is set out in the relevant PPFM.

The statutory financial position of the Group, including exposure to changes in market conditions, is monitored regularly and at least weekly. If appropriate, changes to investment policy would be recommended to the Board to protect the financial position.

The investment policy to be followed involves the setting of benchmarks for a number of different investment sub-funds chosen on the basis of the liabilities supported and the risk appetite of the Group. Where appropriate, the investment policy also includes trigger points at which changes in asset mix would be required, particularly in the event of significant adverse market movements.

Each quarter, a full analysis is carried out to quantify the market risk that the UK and European Life Assurance and Pensions business is exposed to. The sensitivity of the published statutory surplus (i.e., both peaks of the "twin peaks" calculation) to changes in market conditions is analysed and consideration is given to whether the current investment policy remains appropriate. Where necessary, changes to the current investment policy are recommended to the Board, following appropriate internal review by the Life and Pensions ALCO and the Group ALCO. A Market Risk and Investment Policy Paper is prepared and presented to the UKL&P and Group Boards each quarter setting out the results of the above analysis, and any recommendations to be made. This paper examines market changes that are considered to be significant, but reasonably foreseeable, rather than worst-case scenarios. Worst-case scenarios, defined as scenarios that have a 1 in 200 year chance of occurring over a one-year period, are considered as part of the process to produce the ICA for the life assurance and pensions business.

Canadian Life Assurance and Pensions

Market risk is the potential for financial loss arising from changes in interest rates. This risk is present to the extent that the cash flows from the assets supporting the liabilities do not match the actuarial liabilities in timing and amount.

Standard Life Canada's asset and liability matching policy ("ALM Policy") establishes the extent to which it is willing to assume interest rate risk. This requires a close matching of assets and liabilities by nature and duration except for longer-term liabilities where fixed incomes are unavailable. In order to optimise the use of short-term money, a horizon matching asset and liability matching strategy is used where the first twelve-month period is cashflow matched followed by a close matching of durations. Longer-term liabilities are matched with a mix of bonds, equities and real estate.

The ALM Policy also prescribes limits on interest rate risk exposure and this exposure is measured and monitored on a regular basis. The primary approach used is duration, key rate duration and convexity analysis combined with scenarios testing analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates under a number of adverse scenarios.

Banking

Standard Life Bank manages its assets and liabilities in accordance with regulatory requirements and reflecting the nature of instruments on the balance sheet. Standard Life Bank aims to mitigate foreign exchange risk by swapping foreign currency cashflows into sterling and there is very little exposure to equity indices. However, Standard Life Bank is exposed to the following types of market risk:

- Repricing risk – caused by timing differences in the maturity (fixed rate instruments) and repricing (floating rate instruments) of assets and liabilities;
- Optionality – caused by options embedded in the assets or liabilities;
- Yield curve risk – caused by changes in the shape of the yield curve; and
- Basis risk – caused by the imperfect correlation of rates earned and paid, for example, basis risk arises because income from mortgages is linked to base rate whereas funding is linked to market interest rates.

Standard Life Bank also uses deterministic modelling and stress testing to examine exposure to interest rate movements. Interest rate risk is measured for all (on and off balance sheet) instruments using an asset and liability risk management system. Different types of interest rate risk are considered as follows:

- Repricing risk is addressed by modelling the current market value and projected earnings of Standard Life Bank and the sensitivity of these measures to interest rate movements;
- Optionality is addressed by modelling mortgages with a prepayment function;
- Yield curve risk is addressed by applying parallel and non-parallel shocks to the yield curve; and
- Basis risk is addressed by shocking rates earned/paid on instruments linked to base rate by different amounts than instruments linked to market rates.

3. Currency of investments

The Group's investments are generally held in the same currency as its liabilities in its operational geographical locations. However, where the Group believes it to be appropriate to hold non-domestic assets to support domestic liabilities on the grounds that geographical diversification helps reduce the risk profile of the portfolio, it will do so. In these cases, appropriate hedges are employed to minimise currency exposure. As at 31 December 2005, £8,293 million of the Group's total equity securities and interests in pooled investment funds were invested in non-sterling denominated equities.

The table below, which has been extracted without material adjusted from Section A of Part X – "Historical Financial Information", summarises the Group's exposure to foreign currency exchange rate risks at 31 December 2005 by categorising the carrying value of assets and liabilities by major currencies:

	FY 2005				
	GBP	**Euro**	**CAD**	**Other**	**Total**
	£million	**£million**	**£million**	**£million**	**£million**
Loans and receivables	10,734	1	1,638	2	12,375
Investment securities					
Equity securities and interests in pooled investment funds	11,847	2,835	433	5,025	20,140
Debt securities	29,401	2,435	4,924	541	37,301
Other financial assets	4,135	305	406	146	4,992
Non-financial assets	909	1,364	551	1,081	3,905
Total assets excluding unit linked assets	**57,026**	**6,940**	**7,952**	**6,795**	**78,713**
Unit linked assets					41,547
Total Group assets					**120,260**
Total Group liabilities and minority interest					**120,260**

4. Currency of subordinated liabilities

The Group's subordinated debt is denominated in Sterling and Euros. As at 31 December 2005, the Group had subordinated liabilities of:

	31 December 2005	31 December 2004
	£million	£million
Subordinated guaranteed bonds		
6.75% £500,000,000 Fixed rate perpetual reset subordinated guaranteed bonds	505	505
6.375% €750,000,000 Fixed/floating rate subordinated guaranteed bonds 2022	527	542
Subordinated members' accounts		
6.546% £300,000,000 Mutual Assurance Capital Securities	319	299
5.314% €360,000,000 Mutual Assurance Capital Securities	260	254
Subordinated notes		
6.14% £265,000,000 Fixed rate undated subordinated notes	267	–
Total subordinated liabilities and members' accounts	**1,878**	**1,600**

5. Exchange rate exposures

The Group's key main exposure to exchange rate movements is in relation to the translation of results of its Canadian operations from Canadian dollars to pounds sterling. The Group does not hedge translational exposures. The impact of gains or losses on currency translation is recorded as a component of the unallocated divisible surplus within the consolidated statement of total recognised income and expenses.

6. Sensitivity analysis

The following discussion explains the key sensitivities that impact the Group's EEV and new business contribution as at 31 December 2005. Further detailed information is provided in Part XII — "Consulting Actuaries' Report".

Impact on EEV

The EEV of the Group's Covered Business as at 31 December 2005 was £3,601 million. Key sensitivities which would impact the EEV of the Group's Covered Business as at 31 December 2005 are as follows:

- Equity/Property Values: A combined reduction in equity and property values of 10% would reduce EEV by £281 million, £212 million of which relates to UKL&P.

- Risk discount Rates: If risk discount rates increased by 1% on 31 December 2005, the main impact would be on the UK and Canadian businesses by reducing the EEV by £158 million and £118 million respectively. The total negative impact on the EEV would be £290 million if the impact on the European life assurance and pensions businesses is included. Conversely, if risk discount rates decreased by 1%, there would be an increase to EEV of £349 million.

- Investment Returns: A reduction of 1% on interest rates would have negative impact on EEV of £138 million.

- Maintenance Expenses: If maintenance expenses were 10% lower than the maintenance costs assumed in 2005, EEV would increase by £185 million with £103 million being the positive impact on UKL&P EEV.

- Annuitant mortality: EEV would decrease by £110 million if the mortality rates used for annuities reduced by 5% from the assumption used to calculate EEV as at 31 December 2005.

- Lapse rates: If lapse rates decreased by 10%, the Group would benefit by an increase in EEV of £111 million.

New Business Contribution

New business Contribution ("NBC") has been calculated on the basis of the shareholders' interests in this business following demutualisation. Total NBC for UKL&P, European Life Assurance and Pensions and Canada, written in FY 2005 was £33 million. One of the key sensitivities to this result relates to risk discount rates. If the risk discount rate applied to the NBC had been either 1% higher or lower, the effect would be to reduce total NBC in FY 2005 by £34 million and increase that NBC by £42 million, respectively. Of this, UKL&P would have a reduction by £22 million and an increase by £26 million if the risk discount rate increased/decreased by 1%.

Please also refer to the sensitivity analysis included at Section B of Part X – "Historical Financial Information" of this document.

PART X

HISTORICAL FINANCIAL INFORMATION

The Historical Financial Information for FY 2005 has been presented on the basis of IFRS, with FY 2004 restated in accordance with IFRS. The Historical Financial Information for FY 2003 and FY 2004 has been presented on the basis of UK GAAP.

FY 2004 includes 13.5 months compared with 12 months for each of FY 2005 and FY 2003. Prior to 2004, the Group's financial period-end was 15 November. In preparation for demutualisation and the Offers, the Group changed its financial period-end from 15 November to 31 December. This change was made beginning with FY 2004, which began on 16 November 2003 and ran to 31 December 2004. 16 November 2003 represents the Group's transition date to IFRS and the opening balance sheet for IFRS purposes was also restated as at that date. As a result, the period-on-period comparisons are not directly comparable and the impact of the additional 1.5 months in FY 2004 compared to each of FY 2005 and FY 2003 is in certain cases material.

The Historical Financial Information set out in this Part X comprises:

	Page
Section A – Accountants' Report on SLAC IFRS Historical Financial Information	202
Section B – SLAC IFRS Historical Financial Information	204
Section C – Accountants' Report on SLAC UK GAAP Historical Financial Information	298
Section D – SLAC UK GAAP Historical Financial Information	300
Section E – Accountants' Report on Company's IFRS Historical Financial Information	339
Section F – The Company's IFRS Historical Financial Information	341



PricewaterhouseCoopers LLP
PO Box 90
Erskine House
68-73 Queen Street
Edinburgh EH2 4NH
www.pwc.com/uk

The Directors
Standard Life plc
Standard Life House
Lothian Road
Edinburgh
EH1 2DH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

15 June 2006

Dear Sirs,

The Standard Life Assurance Company and its subsidiaries (the "Operating Group")

We report on the historical financial information set out on pages 204 to 297 below. This historical financial information has been prepared for inclusion in the prospectus dated 15 June 2006 (the "prospectus") of Standard Life plc (the "Company") on the basis of the accounting policies set out on pages 206 to 218. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the historical financial information on the basis of preparation set out on pages 205 to 206 of the historical financial information and on the basis of International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion on the historical financial information as to whether the historical financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the Operating Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the historical financial information set out on pages 204 to 297 gives, for the purposes of the prospectus dated 15 June 2006, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its profits or losses, cash flows and recognised income and expenses for the periods then ended in accordance with the basis of preparation set out on pages 205 to 206 and on the basis of IFRS as described on page 204.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

SECTION B SLAC IFRS HISTORICAL FINANCIAL INFORMATION

Throughout the period covered by this Historical Financial Information ("HFI"), SLAC was a mutual assurance company owned by its members. The statutory accounts of the Group recorded neither a profit nor a loss on the operation of its long term business because, under the mutual structure, all surpluses from the business accrued to the benefit of with-profits policyholders through bonuses declared or through transfers to the Unallocated Divisible Surplus ("UDS").

This HFI, including the notes thereon, of the Group for FY 2005 and FY 2004, has been prepared and is presented in order to show the results which would have been attributable to shareholders and policyholders had SLAC been a company owned by shareholders under the terms of the Main Scheme during FY 2005 and FY 2004.

This HFI has been prepared on the basis of International Financial Reporting Standards ("IFRS"), the basis on which SLAC presented its statutory accounts for FY 2005. HFI for FY 2004 and FY 2003 has also been prepared on the basis of UK Generally Accepted Accounting Principles ("UK GAAP") and is presented separately in Section D below.

FEATURES OF THE DEMUTUALISATION PROPOSAL

As described in more detail in the "Basis of Preparation" below, the terms of the Main Scheme have been reflected in the preparation and presentation of this HFI. The terms of the Main Scheme are discussed in detail in Section 1.3 of Part VIII – "Operating And Financial Review Of The Standard Life Group". The following summary provides an overview of the key features of the Main Scheme in so far as they affect the basis of preparation of this HFI. These key features are:

(a) SLAL, a newly-incorporated insurance company, will establish a long-term business fund, consisting of the Heritage With-Profits Fund ("HWPF"), four new With-Profits Funds, a Non-Profit Fund and a Shareholder Fund. On the Effective Date, the substantial majority of assets and liabilities of SLAC (excluding, inter alia, the Canadian Structured Settlements) will be transferred to SLAL under the Main Scheme and will be allocated between the HWPF, the Non-Profit Fund and the Shareholder Fund in accordance with the Main Scheme.

(b) SLAC's investments in the main operating subsidiaries (including Standard Life Bank, Standard Life Investments, The Standard Life Assurance Company of Canada and Standard Life Investment Funds Limited ("SLIF")) will be allocated to the SLAL Shareholder Fund or Non-Profit Fund.

(c) SLAC's liabilities to its subsidiaries or special purpose entities (together the "financing vehicles") matching the Group's subordinated debt and Subordinated Members' Accounts ("SMAs") will be novated or repaid prior to demutualisation. On demutualisation, (a) the Company will have subordinated obligations as issuer to the bondholders under amended terms and SLAL will provide a subordinated guarantee to bondholders, and (b) the beneficial interest in certain assets will be transferred to SLAL and SLAL will become the debtor under subordinated internal loan arrangements with the Company as creditor.

(d) Virtually all policies in force in SLAC at the date of demutualisation will be transferred to SLAL's HWPF except for Pension Contribution Insurance Income, Income Protection Plan, Self-Invested Pension Plan business (excluding the James Hay SIPP), Canadian stacking policies and any pipeline business. These policies will be allocated to SLAL's Non-Profit Fund.

(e) On an annual basis the SLAL HWPF will, subject to the solvency of the SLAL HWPF, make a transfer of cash or assets to the Non-Profit Fund. This transfer will be recognised as shareholder profit. It will be calculated in accordance with formulae defined in the Main Scheme and will be calculated by reference to certain cash flows, reserves and charges, arising from UWP business, and certain types of Conventional Non-Profit business transferred to the HWPF on the Effective Date. These cash flows are based on the amounts reported in the regulatory returns and exclude any investment surplus and deferral of acquisition costs.

(f) If the amount calculated in accordance with the formulae defined in the Main Scheme is negative, the Main Scheme requires that the SLAL Board will provide (or procure the provision of) a contingent loan (or otherwise make assets available) to the HWPF of an equivalent or greater amount. The contingent loan will be repaid at the discretion of the SLAL Board and repayment will be made using shareholder transfer amounts in future periods. In practice, because the Shareholder

Fund is entitled to the same transfer amounts before and after advancing the contingent loan, the SLAL Board would not regard that loan as being recoverable and therefore the amount would be recognised as a loss attributable to shareholders in the period that the transfer is made. Accordingly, the HFI reflects the negative amounts calculated in accordance with the formulae as a loss attributable to shareholders.

(g) On the Effective Date, existing business written in the German branch will be transferred to the HWPF. The Non-Profit Fund will meet all expenses of administering the German business and will be entitled to recharge to the HWPF defined amounts.

(h) On the Effective Date, the HWPF will enter into a reinsurance contract with SLIF in relation to longevity risk on annuity business written in the United Kingdom and Ireland. The amount attributable to shareholders will be the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by SLIF from the HWPF.

BASIS OF PREPARATION

This HFI has been derived using the SLAC Group accounting records and in accordance with the accounting policies set out herein. The principal adjustments made to the underlying SLAC Group accounting records are summarised below.

Profit/(loss) attributable to shareholders

The income statement in this HFI has been prepared to show those proportions of the transfers made to the UDS which would have been attributable to shareholders and with-profits policyholders had SLAC been owned by shareholders under the terms of the Main Scheme during FY 2005 and FY 2004.

The profit and loss attributable to shareholders reported in the income statement comprises five components:

(a) The transfer of assets between shareholders and policyholders that would have arisen under the Main Scheme in respect of the UK and Irish UWP and non-profit business;

(b) The recharge in respect of business written in the German branch;

(c) The profits attributable to the operating subsidiaries which, under the Main Scheme, will transfer to SLAL's Shareholder Fund or Non-Profit Fund;

(d) In relation to subordinated debt and SMAs, the amount by which the return on the assets backing the subordinated debt exceeds the coupon paid; and

(e) In relation to annuities, the amount attributable to shareholders will be the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by SLIF from the HWPF.

In order to calculate the shareholder profit/loss that would have arisen in FY 2005 and FY 2004 in relation to (a), (b) and (e) above, long-term insurance premiums, claims and commissions, associated reinsurance and operating costs and actuarial reserves have been derived from the accounting and actuarial records of SLAC and have been allocated to each business unit and product category by reference to the nature of the individual products giving rise to the transactions. The shareholder transfer is then calculated for each product category by reference to formulae defined in the Main Scheme.

If the shareholder transfer amount from the HWPF is negative, the Main Scheme requires a contingent loan to be made by SLAL's Shareholder Fund to the HWPF for the amount of the deficit. For further details, refer to Section (f) of the "Features of the Demutualisation Proposal" above.

For the purpose of preparing the HFI, the results of business written in the German branch have been allocated between shareholders and policyholders according to a basis that is consistent with business written in the United Kingdom and Ireland. This basis is also consistent with how the post demutualisation recharges to the HWPF for German business have been derived.

For the purpose of preparing the HFI, the results of annuity business in the United Kingdom and Ireland have been allocated between shareholders and policyholders according to a basis that is similar to that used for other conventional non-profit insurance business written in the United Kingdom and Ireland. As for other conventional non-profit insurance business, the amount allocated to shareholders is calculated as the surplus arising excluding any investment surplus. A further modification is applied in that any surplus or deficit arising as a result of differences between actual and assured administration expenses and the movements in mathematical reserves held in respect of future administration expenses is excluded. This reflects the fact that the longevity reinsurance arrangement in respect of annuities does not transfer the expense and reinvestment risk to shareholders.

Taxation

As a mutual company, the Life and Pensions business of SLAC is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax charge attributable to shareholders in the HFI solely reflects the tax in the operating subsidiaries that will be held outside the HWPF.

Balance sheet

The consolidated balance sheet does not reflect the capital and reserves that will arise on the Effective Date. As it is not possible to allocate the UDS at 16 November 2003 between shareholders and policyholders, profits arising in FY 2005 and FY 2004, which would have been attributable to shareholders, are reflected as a movement in the UDS.

Other adjustments

Certain adjustments have been made that were not reflected in SLAC's previously published accounts because of the significance of the amounts involved in the context of the shareholder profit reported in this HFI.

RESPONSIBILITY

The financial statements of SLAC are the responsibility of the Directors of SLAC.

The Directors of the Company are responsible for preparing the HFI on the basis of preparation set out above and in accordance with IFRS.

ACCOUNTING POLICIES

(a) Introduction

The HFI set out below has been prepared for the purpose of the Prospectus in order to show the results attributable to the members of SLAC, as if SLAC had been a proprietary and not a mutual company during FY 2005 and FY 2004. Throughout this report, the results attributable to Eligible Members under the Main Scheme are described as the shareholder results. The HFI is based on the consolidated financial statements of SLAC after making appropriate adjustments.

The Group's consolidated financial statements have been prepared in accordance with IFRS and interpretations issued by the International Accounting Standards Board ("IASB") as endorsed by the European Commission ("EC") for use in the European Union ("EU"). All relevant standards and interpretations have been endorsed by the EU. The IASB has published an amendment to IAS 19 *Employee Benefits (2004)* and amendments to IAS 39 *The Fair Value Option (2005)*. These amendments are available for early adoption and they are reflected in the HFI.

The HFI has been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss ("FVTPL"), property and investment property. The principal accounting policies set out below have been consistently applied to all financial reporting periods presented in this HFI and by all Group entities, unless otherwise stated. Unless otherwise stated in the notes to this HFI, all amounts are expected to be settled/recovered after more than 12 months.

The Group has taken advantage of the exemption in IFRS 1, Paragraph 36A, which allows the Group, in relation to FY 2004, not to comply with the disclosure requirements of IFRS 4 *Insurance Contracts*.

Estimates

The preparation of historical financial information, in conformity with generally accepted accounting principles ("GAAP"), requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the historical financial information and the reported amounts of revenues and expenses during the reporting period. Consistent with IFRS 1, any estimates included in the Group's opening IFRS Balance Sheet have been made by considering the information that existed at the time the estimate was made under previous GAAP, rather than information that became available after that date, after taking into account any applicable adjustments resulting from differences in accounting policies.

Change of the year-end reporting date

The Group changed its year-end reporting date during 2004 to 31 December 2004. The first accounting period in this HFI is therefore the period from 16 November 2003 to 31 December 2004.

Change in accounting policies during the period

In accordance with IFRS 4, the Group continues to apply the same accounting policies for the recognition and measurement of obligations arising from insurance contracts and investment contracts with discretionary participation features ("DPF") that it used for the preparation of its published financial statements for FY 2004. The only exception is that the recognition and measurement requirements of FRS 27 have been adopted, as an improvement to the Group's accounting policies. The ASB issued FRS 27 on 13 December 2004 for mandatory application for accounting periods ending on or after 23 December 2005. As acknowledged within FRS 27, its retrospective application is difficult. The Group has assessed that it is impractical to restate the Balance Sheet at 16 November 2003 and the Income Statement for the period to 31 December 2004 for the impact of FRS 27. The Balance Sheet at 31 December 2004 has been restated. In accordance with FRS 27, participating contract liabilities are determined on a realistic basis and are reduced by the present value of future profit ("PVFP") on non-participating contracts written in the with-profits fund. DAC is only held on non-participating investment contracts to the extent of deferred income reserve ("DIR") recognised. This has resulted in an increase in participating contract liabilities of £409 million and a reduction in DAC of £1,788 million at 31 December 2004. The participating contract liabilities are offset by the present value of future profits on non-particiapting contracts of £1,041 million. The effect of these adjustments is to decrease deferred tax liabilities of £124 million and deferred tax assets by £53 million, offset by an increase to reinsurance assets of £6 million. Corresponding amounts have been adjusted to the UDS in accordance with FRS 27 resulting in a decrease of £1,079 million at 31 December 2004 for the Group. FRS 27 requires insurance contracts to be classified into their participating and non-participating components and reflected as such on the Balance Sheet. A presentational adjustment has been made to reflect this classification for insurance and investment contracts. FRS 27 requires cost of guarantees to be valued on a fair value approach. FRS 27 permits the PVFP on the non-participating business written within the with-profits fund to be deducted from the realistic liability as the value is included within the realistic liability calculation.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods. The Group has not adopted these standards, amendments, and interpretations early, as described below:

IAS 21 (Amendment), *The effects of changes in foreign exchange rates: Net investment in a foreign operation* (effective from 1 January 2006): The amendment alters the requirement for a monetary item that forms part of a reporting entity's net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. This will be applied by the Group from annual periods beginning 1 January 2006 and is not considered to have a material impact on the Group's results and therefore the HFI does not reflect any amendments.

IAS 39 (Amendment), *Cash Flow Hedge Accounting of Forecast Intragroup Transactions* (effective from 1 January 2006): The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided certain conditions are met. The Group is not currently planning to take advantage of this amendment.

Amendment to IAS 39 and IFRS 4 – *Financial guarantee contracts*: The amendment clarifies whether financial guarantees fall within the scope of IAS 39 *Financial Instruments: Recognition and Measurement* or IFRS 4 and stipulates the measurement method to be applied to such guarantees. The Group has not adopted this amendment early and therefore it will be applied from annual periods beginning 1 January 2006. The amendment is not considered to have an impact at Group level and therefore the HFI does not reflect it.

IFRS 7 *Financial Instruments: Disclosures* and a complementary amendment to IAS 1 *Presentation of Financial Statement*: Revised guidance on implementing IFRS 4, *Presentation of Financial Statements – Capital Disclosures* (effective from 1 January 2007). IFRS 7 introduces new disclosures to the information on financial instruments and the revision to IFRS 4 reflects the changes made by IFRS 7 and affects the disclosure Section of the guidance. The amendment to IAS 1 introduces disclosures on the level of management of capital resources. This will be applied by the Group from annual periods beginning 1 January 2007. The Standard has no financial impact but will change the disclosures surrounding the Group's Financial Instruments and Insurance Contracts.

Interpretations that are not relevant to the Group's operations: IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds,* IFRIC 4, *Determining whether an Arrangement contains a Lease* (all effective from 1 January 2006), IFRIC 7, *Applying Hyperinflationary economies for the first time* (effective 1 March 2006) and IFRIC 6, *Waste Electrical and Electronic Equipment* (effective 1 December 2005) are not relevant to the Group's operations.

Key judgments made in selecting accounting policies

In selecting accounting policies where IFRS permits a choice of policy, management have applied judgment in determining the most appropriate policy to be applied, as detailed below:

- Designation of financial assets:

  Policy choice made on the basis of achieving the best matching with the associated liabilities.

- Recognition of actuarial gains and losses on defined benefit plans:

  Policy choice made in order to minimise income statement volatility.

- Unallocated divisible surplus:

  Policy choice made not to recognise any guaranteed element separately and thus record the full unallocated divisible surplus as a liability.

- Cashflow statement:

  Policy choice made to use the indirect method on the basis that it is simpler than the direct method and consistent with the approach adopted by the Group's peers.

- Deferred acquisition costs ("DAC"):

  Policy choice made to include DAC on non-profit contracts in the with-profit fund implicitly in the PVFP up to the extent of the DIR on investment contracts (written in the with-profit fund) on the basis of simplicity.

- Exclude PVFP on insurance subsidiaries owned by the with-profits fund:

  Policy choice made on the basis of simplicity and relevance post demutualisation.

- Accounting for property:

  Policy choice made on the basis of consistency with previous policy and in order to achieve the best matching with the associated liabilities.

In addition, management has applied judgment in estimating balances, in particular, around the valuation of actuarial liabilities (refer to Notes 20 and 22), the valuation of the defined benefit pension obligation (Note 26) and the valuation of unlisted securities.

(b) Basis of consolidation

The HFI consolidates the Income Statements and Balance Sheets of SLAC and its subsidiary undertakings. Associate and joint venture undertakings are accounted for using the equity method from the date that significant influence or joint control (respectively) commences until the date this ceases.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. Such power, generally but not exclusively, accompanies a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group, through until the date that control ceases.

The Group uses the purchase method of accounting for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The Group has three categories of investment in subsidiaries: those that are deemed operating subsidiaries as they undertake the activities of the Group; those that raise finance for the Group's operating subsidiaries; and those that are investment companies as their primary function is to generate capital or income growth through holding investments. In the financial statements of SLAC, subsidiaries held for investment purposes are classified as FVTPL (as they are managed on a fair value basis). All other subsidiaries are accounted for at cost.

Any impairment on individual investments in subsidiaries held at cost is determined, at each reporting date, by an evaluation of the exposure on a case-by-case basis.

Impairment losses are calculated and recorded on an individual basis in a manner consistent with the impairment policy described in Section (g) below.

The same approach is used for investments in associates and joint ventures.

Investments in associates and joint ventures

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Where the Group has a significant holding in an investment vehicle that meets the definition of an associate or joint venture and that investment in associates backs policyholder liabilities, including the UDS, that investment is accounted for at fair value through profit and loss in accordance with IAS 39.

All other associates and joint ventures are equity accounted for and, in this case, the Group's investment in associates and joint ventures includes goodwill (net of any impairment loss) identified on acquisition.

Investments in associates and joint ventures that are equity accounted for are initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the associate. The Group's share of post acquisition results of its associates is recognised in the Income Statement. The Group's share of any post acquisition movements in reserves, where the associate recognised a gain or loss directly in equity, is recognised in unallocated divisible surplus. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Where the Group's share of losses in an associate equals or exceeds its interest in an associate, including any other unsecured receivables, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations in connection with or made payments on behalf of an associate.

(c) Classification of insurance and investment contracts

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of those contracts into either insurance or investment contracts depending upon whether significant insurance risk exists. For those investment contracts containing discretionary participating features (e.g. with-profits business), IFRS 4 permits the continued application of previously applied GAAP, except where a change is deemed to make the financial statements more relevant to the economic decision-making needs of users and no less reliable, or more reliable, and no less relevant to those needs. The Group has chosen to apply this approach, which therefore includes the requirements of FRS 27, to its UK with-profits fund.

Generally, product classes are sufficiently homogeneous to permit a single classification at the level of the product class. However, in some cases, a product class may contain individual contracts that fall across multiple classifications ("hybrid contracts"). For certain significant hybrid contracts, the product class is separated into the insurance element, a non-participating investment element and a participating investment element so that each element is accounted for separately.

(d) Revenue recognition

Deposit accounting for non-participating investment contracts

Contributions received in respect of investment contracts are treated as policyholder deposits and not reported in the Income Statement. Claims paid to policyholders are treated as a reduction to these deposits. The change in policyholder liabilities is reflected for each period in the Income Statement.

Investment contracts not classified as unit-linked are measured at amortised cost. Amortised cost is calculated as the fair value of policyholder contributions at the date of initial recognition, less the net effect of payments, such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the effective interest rate ("EIR") method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The EIR is the rate that equates the discounted cash payments to the initial amount.

All contractual initial fees and incremental transaction costs directly attributable to the issue of the contract are deemed to be attached to issuing the financial liability and are included within the EIR calculation.

Deposit accounting is also applied to reinsurance contracts that do not qualify as insurance contracts under Section (c) above.

The fees and transaction costs associated with investment contracts are treated in accordance with the policy described below for investment income.

Premiums

Premium income on insurance contracts and participating investment contracts is recognised when due for payment.

General insurance premiums are accounted for when written. Premiums are recognised as earned income over the period of the policy having regard to the incidence of risk.

Investment income

Investment gains and losses resulting from changes in both market value and foreign exchange on investments classified as FVTPL are recognised in the Income Statement in the period in which they occur.

Changes in the fair value of derivative financial instruments that are not hedging instruments are recognised immediately in the Income Statement.

Realised gains and losses are calculated as the difference between net sales proceeds and the amount paid to acquire the investment, including the initial transaction costs. Unrealised gains/losses reflected in the Income Statement are calculated as the difference between the current valuation of investments and their valuation at the last Balance Sheet date or the amount paid to acquire them at subsequent acquisition during the period. Unrealised gains and losses are adjusted each period for gains and losses realised through sale.

For loans and receivables measured at amortised cost interest income is calculated using the EIR method and is recognised in the Income Statement.

Dividend income is recognised when the right to receive payment is established.

Rental income is recognised in the Income Statement on a straight-line basis over the term of the lease.

Fee and commission income

Commissions received or receivable are recognised as revenue on the commencement or renewal date of the related policies. However, when it is probable the Group will be required to render further services during the life of the policy, the commission is deferred as a liability and is recognised as the services are provided.

Non–participating investment contracts and fund management business

All fees and costs are deemed to be associated with the provision of investment management services and are recognised, subject to recoverability, as the services are provided. Front-end fees, which are charged on the inception of investment management contracts, are deferred as a liability and recognised over the life of the contract. Ongoing fees that are charged periodically, either directly or by making a deduction from invested funds, are recognised as received, which corresponds to when the services are provided.

(e) Expense recognition

Claims and benefits paid

Life assurance

Maturity claims and annuities are accounted for when due for payment. Surrenders are accounted for when paid or, if earlier, on the date when the policy ceases to be included within the calculation of the insurance liability. Death claims and all other claims are accounted for when notified.

Claims payable include the direct costs of settlement. Reinsurance recoveries are accounted for in the same period as the related claim.

General insurance

Claims are accounted for when there is sufficient evidence of their existence and a reasonable assessment can be made of the monetary amount involved. Provision is made at the Balance Sheet date for the total expected cost of settlement of all claims incurred in respect of events up to that date, whether reported or not, together with related claims handling expenses, less amounts already paid.

(f) Foreign currency

Foreign currency transactions and fair values are translated using the exchange rates applying to the functional currency, prevailing at the dates of the transactions or at the date the fair value was determined with related foreign currency exchange gains or losses reflected in the Income Statement. Translation differences on non-monetary items such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as owner-occupied properties, are included in the fair value reserve in the UDS. Refer to the Section on owner-occupied properties in Section (h) below.

Group companies

The Income Statements of foreign subsidiaries and branches are translated into the presentation currency of the Group at average exchange rates for the year. Assets and liabilities of foreign subsidiaries and foreign branches are translated at the closing rate at the Balance Sheet date. On consolidation, exchange differences arising from the translation of the net investment in foreign subsidiaries, foreign branches, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the UDS.

(g) Impairment of non-financial assets

The carrying amounts of non-financial assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. An impairment loss is recognised in the Income Statement for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price (fair value less costs to sell) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit, or group of units, to which the asset belongs.

(h) Property and equipment

Owner-occupied properties and properties under development are recognised initially at cost and subsequently at depreciated fair value. Properties are valued, at least annually, by external independent qualified valuers.

Movements in the fair value of owner-occupied properties and properties under development are taken to the revaluation reserve in the UDS. Reductions below cost are reflected in the Income Statement.

Owner-occupied properties are depreciated on a straight-line basis over their estimated useful lives, generally between thirty and fifty years. The depreciable amount of an asset is determined by the difference between the fair value and the residual value. The residual value is the amount that would be received on disposal if the asset was already at the age and condition expected at the end of its useful life. Properties under development are not depreciated.

Computer equipment, motor vehicles and other property is capitalised at cost and depreciation is charged to the Income Statement, within administration expenses, on a straight-line basis, over their estimated useful lives of between two and four years.

(i) Investment property

Property held for long-term rental yields or investment gain that is not occupied by companies in the Group is classified as investment property.

Investment property is initially recognised at cost including any directly attributable transaction costs. Subsequently, investment property is measured at fair value. Fair value is determined without any deduction for transaction costs that may be incurred on sale or other disposal, unless the property is under development with a view to resale. Gains or losses arising from changes in fair value are accounted for in the Income Statement.

Investment properties are valued on the same basis as owner-occupied properties.

Property located on land that is held under an operating lease is classified as investment property as long as it is held for long-term rental yields and is not occupied by the companies in the Group. The initial cost of the property is the lower of the fair value of the property and the present value of the minimum lease payments.

Rental income from investment property is recognised in the Income Statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income, and are also spread over the term of the lease.

(j) Income tax

Current tax

The current tax expense is based on the taxable results for the year, using tax rates enacted or substantially enacted at the Balance Sheet date, including any adjustments in respect of prior years.

As a mutual company, the Life & Pensions business of SLAC is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax attributable to shareholders in the HFI solely reflects the tax arising in the operating subsidiaries that will be held outside the HWPF. The split of tax between shareholder and policyholder tax is based on the taxation in the underlying entities which have been identified as shareholder and policyholder in the Main Scheme.

Deferred tax

Deferred tax is provided in full, using the Balance Sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable results will be available against which the temporary differences can be utilised.

Deferred tax is recognised in the Income Statement except when it relates to items recognised directly in the Statement of Recognised Income and Expense in which case it is credited or charged directly to the UDS through the Statement of Recognised Income and Expenses.

(k) Reinsurance assets

Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits, subject to the terms of the contract. Reinsurance assets that do not qualify as insurance contracts, under the classification requirements described in Section (c) above, are classified as financial assets and measured in accordance with IAS 39 at FVTPL.

Amounts due from reinsurers in respect of claims incurred are separately recognised in *'Other debtors'* and are accounted for on a basis consistent with loans and receivables. Refer to the accounting policy in Section (m) below.

If a reinsurance asset is considered to be impaired, the carrying amount is reduced to the recoverable amount and the impairment loss is recognised in the Income Statement. The recoverable amount is determined as the carrying amount less any impairment losses. Impairment losses are determined using the process adopted for assessing the impairment of financial assets held at amortised cost on an individual basis. Refer to the accounting policy in Section (m) below.

(l) Deferred acquisition costs ("DAC")

Investment contracts

Incremental costs directly related to the cost of acquiring new business (i.e. commission) are deferred, to the extent that they are deemed recoverable from future charges. The recoverability test takes account of any front-end fees that have been deferred and the present value of future profits ("PVFP") asset recognised on these contracts.

For those investment contracts written within the with-profit fund of SLAC and its branches, the Group has chosen not to recognise DAC separately from the associated PVFP asset except to the extent of any DIR on those contracts.

The DAC asset is amortised on a consistent basis with the DIR liability in line with the expected emergence of profits from the underlying product grouping. Refer to Section (u) for the accounting policy on DIR.

Participating insurance and investment contracts (i.e. with-profit contracts)

Acquisition costs are not capitalised in respect of participating contracts in line with realistic valuation requirements.

Non-participating insurance contracts

For those insurance contracts falling within the scope of the FSA realistic capital regime (i.e. written within the with-profit fund of SLAC and all branches) the Group has chosen not to recognise DAC separately from the associated PVFP asset.

Implicit allowance is made for DAC with the Canadian Asset Liability Method ("CALM") thus no explicit DAC asset has been included in the Balance Sheet for insurance written by the Canadian subsidiary in the HFI.

(m) Loans and receivables

Deposits with credit institutions, mortgage assets and other financial asset balances, such as other debtors are classified as loans and receivables.

Loans and receivables are measured on origination at fair value less directly attributable transaction costs. Subsequently, the asset is measured at amortised cost, using the EIR method, less any impairment losses.

Impairment on individual loans is determined, at each reporting date, by an evaluation of the exposure on a case-by-case basis. The impairment loss is calculated as the difference between the present value of future cash flows, discounted at the loan's original effective rate, and the loan's current carrying value. The amount of any impairment loss is recorded in the Income Statement.

If there is no evidence of impairment on an individual basis, a collective impairment review is undertaken whereby the assets are grouped together, on the basis of similar credit risk characteristics, in order to calculate a collective impairment loss. This process accounts for impairments existing at the Balance Sheet date that are not evident until a future date.

(n) Intangible assets

Intangible assets, including internally developed software and software purchased from third parties, are recognised in the Balance Sheet if it is probable that the relevant future economic benefits attributable to the asset will flow to the Group and its cost can be measured reliably.

Internally developed software and software purchased from third parties are capitalised as intangible assets and amortised over their estimated useful life when they are either identified as separable (i.e. capable of being separated from the entity and sold, transferred, rented, or exchanged) or they arise from contractual or other legal rights, regardless of whether those rights are transferable or separable.

Intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is charged to the Income Statement on a straight-line basis over the estimated useful lives of the relevant software. Impairment losses are calculated and recorded on an individual basis in a manner consistent with the impairment policy described in Section (g) above.

(o) Investment securities and derivatives

Designation as fair value through profit or loss ("FVTPL")

Financial assets and liabilities are designated at FVTPL where the asset or liability is part of a group of assets that are evaluated and managed on a fair value basis. The Group holds a portfolio of equities and debt securities that are managed and monitored, through quarterly investment reports, on a fair value basis so as to maximise returns for with-profits policyholders. The Group uses derivative financial instruments including forwards, swaps, futures and options for the purposes of matching contractual liabilities, reducing investment risks and for efficient portfolio management activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for speculative trading purposes.

All investment securities and derivatives are designated as FVTPL.

Fair value measurement

The Group recognises these assets at fair value on the trade date of the transaction. In the case of derivatives where no initial premium is paid or received, the initial measurement value is nil. Directly attributable transaction costs are not included in the initial measurement value but are recognised in the Income Statement.

Fair values are based upon the current quoted bid price where an active market exists. Where a quoted price in an active market cannot be obtained, an appropriate market consistent valuation technique (for example, discounted cash flows and recent market transactions) is used to determine fair value. If a price/technique is not available to provide a reliable fair value, the investment is carried at cost less a provision for impairment.

Designated as held to maturity ("HTM")

The Group classifies certain government bonds, held for regulatory purposes, as HTM financial assets. HTM financial assets are recognised as assets on the trade date and initially measured at fair value plus any directly attributable transaction costs incurred on recognition. At each subsequent reporting date, the Group measures the HTM investments at amortised cost, using the EIR method, less any impairment losses identified. Interest revenue on HTM financial assets is calculated on an EIR basis and is recognised in the Income Statement.

Hedge accounting

The Group has designated certain derivative positions as fair value hedging instruments where the derivative financial instrument hedges the changes in fair value of a recognised asset or liability, or an identified portion of such an asset or liability, that is attributable to particular risk and could affect the Income Statement. The change in fair values of both the hedging instruments and the underlying asset or liability are recognised in the Income Statement.

Where a derivative financial instrument is designated and qualifies as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecasted transaction, the effective part of any gain or loss resulting from the change in fair value of the derivative financial instrument is recognised directly in the UDS.

Hedge accounting is discontinued in the event that the hedge relationship is ineffective, expires, matures or is terminated. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement. A hedge is ineffective if the change in the fair value/cash flows of the hedging instrument does not significantly offset the changes in the fair value/cash flows of the hedged item.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, the effectiveness of the hedging relationship.

Embedded derivatives

Options, guarantees and other derivatives embedded in a host contract are separated and recognised as a derivative unless they are considered closely related to the host contract, meet the definition of an insurance contract or if the host contract itself is measured at fair value with changes in fair value recognised in income.

(p) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, any highly liquid investments which have a maturity date within three months of the date of acquisition and bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

(q) Interest bearing loans and borrowings

Interest bearing loans and borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest bearing loans and borrowings are carried at amortised cost with any difference between the carrying value and redemption value being recognised in the Income Statement over the period of the borrowings on an EIR basis.

The interest arising from interest bearing loans and borrowings is classified on a basis consistent with the classification of the underlying debt, being that which supports the Group's operating activities.

(r) Subordinated liabilities and SMAs

Subordinated liabilities and SMAs are initially included in the Balance Sheet at the value of proceeds received net of issue expenses. The total finance costs are charged to the Income Statement over the relevant term of the instrument using the effective interest rate. The carrying amount of the debt is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in the period.

(s) Leases

Leases, where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made as lessees under operating leases (net of any incentives received from the lessor) are charged to the Income Statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in the Income Statement on a straight-line basis over the lease term. Initial direct costs incurred in arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

There are no material finance leases affecting the group as either lessor or lessee.

(t) Pension costs and other post retirement benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the relevant Group companies, determined by periodic actuarial calculations.

For defined benefit plans the liability recognised in the Balance Sheet is the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for past service costs. Plan assets exclude any insurance contracts or non-transferable financial instruments issued by the Group. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method whereby estimated future cash outflows are discounted using interest rates of high quality corporate bonds denominated in the currency in which the benefits will be paid of similar term as the pension liability.

Actuarial gains and losses are recognised in the Statement of Recognised Income and Expense in the period in which they occur.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised in staff expenses when they are due.

(u) Deferred income reserve ("DIR")

Front-end fees on financial instrument transactions (including bid-offer spread) are deferred as a liability and recognised over the period services are provided. The DIR liability is amortised on a basis consistent with the associated DAC asset. Refer to Section (l) for the accounting policy on DAC.

(v) Insurance and investment contract liabilities

Participating insurance and investment contracts (with-profit contracts)

Liabilities arising from with-profit contracts are measured on an FSA realistic basis. Under this approach, the value of liabilities is calculated as:

- A with profits benefits reserve ("WPBR"); plus
- Future policy related liabilities ("FPRL"); plus
- The realistic current liabilities of the fund; less
- Projected non-participating policyholder benefits included in the FSA calculation.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares, adjusted for future expected policyholder benefits and other outgoings. A market consistent stochastic valuation of the cost of options and guarantees is included in the calculation of the FPRL.

Non-participating insurance contracts

In accordance with Group policy for overseas subsidiaries, the method used to determine the insurance contract liabilities for the Canadian business (in the Group financial statements) is based on Canadian accounting and regulatory valuation principles ("CALM"). The Canadian regulations set the value of policy liabilities equal to the value of a set of supporting assets just sufficient with reinvestment and disinvestments to meet all policy liabilities when due. Generally, Canadian GAAP measures assets at cost or amortised cost, however, as the Group's policy is to measure investment securities at FVTPL, an adjustment is made to the CALM liabilities to reflect the impact of the measurement change in the backing assets.

The insurance contract liabilities for conventional business are calculated using the gross premium method. In general terms, a gross premium valuation basis is one in which the premiums brought into account are the full amounts receivable under the contract. The method includes explicit estimates of premiums, expected claims, costs of maintaining contracts and future renewal expenses. Cash flows are discounted at the valuation rate of interest prescribed by the FSA.

The PVFP recognised on non-participating contracts is treated as part of the liability under participating contracts and presented separately on the face of the Balance Sheet. The PVFP is the estimated value of in-force business associated with non-participating business written in the with-profit fund. It is calculated by considering discounted future expected cash flows arising from net business.

Non-participating investment contracts

Unit-linked non-participating investment contracts are designated as FVTPL as they are implicitly managed on a fair value basis as their value is directly linked to the market value of the underlying portfolio of assets. The fair value of a unit linked liability is equal to the value of the (funded) units allocated to the contracts. The unit value is based on the bid-value of the fund assets at the reporting date before expenses of selling or buying the underlying assets.

Liabilities for non-linked investment contracts are measured at amortised cost. Amortised cost is calculated as the fair value of premiums received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the EIR method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. At each reporting date, the amortised cost liability is determined as the value of future best estimate cash flows discounted at the EIR.

Healthcare and general insurance

All healthcare and general insurance contracts are short-term contracts, generally of a duration of no longer than a year. Claims outstanding comprises provisions representing the estimated ultimate cost of selling, including claims notified but not settled by the balance sheet date ("outstanding claims"), and claims incurred as a result of events up to the balance sheet date not notified as at that date ("IBNR" claims).

A provision is made at the balance sheet date for the total expected cost of settlement of all claims incurred in respect of events up to that date, together with related claims handling expenses, less any amounts already paid. Unearned premiums represent that proportion of premiums received on in-force contracts that relates to unexpired risks at the reporting date and are recognised as a liability.

Liability Adequacy Test

The Group applies a Liability Adequacy Test at each reporting date to ensure that the insurance liabilities are sufficient. This test is performed by comparing the carrying value of the liability and the discounted projections of future cash flows (including premiums, claims, expenses, investment return and other items), using best estimate assumptions.

If a deficiency is found in the liability (i.e. the carrying value amount of its insurance liabilities is less than the future expected cash flows) that deficiency is provided in full. The deficiency is recognised in the Income Statement by setting up a provision in the consolidated Balance Sheet.

(w) Unallocated divisible surplus ("UDS")

The UDS, which represents the excess of the assets held by the with-profit fund over the liabilities under in-force contracts calculated in accordance with the requirements of FRS 27, and other liabilities of the with-profit fund is treated as part of the liability under participating contracts and presented separately on the face of the Balance Sheet.

(x) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Segments have been separately identified after consideration of the various regulatory reporting regimes, the nature of the products sold, distribution channels, customer segments and management's view of the relative risks and rewards associated with each segment.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

All inter-segment transactions are priced on an arm's length basis under normal terms and conditions.

Consolidated income statements

	Notes	FY 2005 £million	FY 2004 £million
Revenue			
Gross earned premium		3,609	4,351
Premium ceded to reinsurers		(93)	(96)
Net earned premium	1	3,516	4,255
Net investment income return	2	14,377	9,892
Fee and commission income	3	360	296
Income arising from associates and joint ventures	11	99	86
Other income		54	48
Total net revenue		**18,406**	**14,577**
Expenses			
Claims and benefits paid		4,195	5,112
Claim recoveries from reinsurers		(59)	(61)
Change in reinsurance assets	21	(112)	(41)
Change in insurance and participating liabilities	21	5,167	2,840
Change in investment contract liabilities	21	5,886	3,912
Change in deduction from liabilities due to present value of future results	21	(488)	–
Change in unallocated divisible surplus	23	871	441
Administration expenses			
Restructuring and demutualisation expenses	36	84	75
Other administration expenses	4	2,066	2,273
		2,150	2,348
Change in liability for third party interest in consolidated funds		43	16
Operating expenses		**17,653**	**14,567**
Finance costs		109	80
Profit/(loss) before tax		**644**	**(70)**
Income tax expense attributable to policyholders returns	7	(492)	(270)
Profit/(loss) before tax attributable to shareholders and minority interest		**152**	**(340)**
Tax expense		531	353
Less: tax attributable to policyholders		(492)	(270)
Tax attributable to shareholders' profits	7	39	83
Profit/(loss) for the period	**23**	**113**	**(423)**
Profit attributable to minority interest		83	33
Profit/(loss) attributable to shareholders		**30**	**(456)**
Earnings per share			
Basic and diluted earnings per share (pence per share)	10	2.0p	(30.4)p

All of the amounts above are in respect of continuing operations.

Consolidated balance sheets

	Notes	31 December 2005	31 December 2004
		£million	£million
Assets			
Intangible assets	8	44	27
Deferred acquisition costs	9	290	269
Investments in associates and joint ventures	11	2,608	1,891
Investment property	12	9,907	8,779
Property and equipment	13	590	699
Deferred tax assets	14	75	43
Reinsurance assets	21	779	617
Loans and receivables	15	12,496	12,171
Derivative financial assets	16	247	230
Investment securities	17		
Equity securities and interests in pooled investment funds		43,601	35,494
Debt securities		43,830	37,562
		87,431	73,056
Other debtors	18	1,342	1,392
Cash and cash equivalents	19	4,451	2,840
Total assets		**120,260**	**102,014**
Minority interest		**340**	**250**
Liabilities			
Non-participating contract liabilities			
Non-participating insurance contracts	20,21	21,158	18,854
Non-participating investment contracts	20,21	40,929	30,597
		62,087	49,451
Participating contract liabilities			
Participating insurance contracts	20,21	19,633	18,264
Participating investment contracts	20,21	18,076	15,929
Present value of future results on non-participating contracts	20,21	(1,528)	(1,041)
Unallocated divisible surplus	23	4,827	3,678
		41,008	36,830
Third party interest in consolidated funds		358	77
Borrowings	24	6,233	5,701
Subordinated liabilities	25	1,878	1,600
Pension and other post retirement benefit provisions	26	386	472
Deferred income	27	238	234
Deferred tax liabilities	14	559	428
Current tax liabilities	14	240	100
Customer accounts related to banking activities and deposits by banks	28	5,134	5,147
Derivative financial liabilities	16	241	358
Other liabilities	29	1,558	1,366
Total liabilities and minority interest		**120,260**	**102,014**

Consolidated statements of recognised income and expenses

	Notes	FY 2005 £million	FY 2004 £million
Fair value losses on:			
Cash flow hedges		(4)	–
Cash flow hedges transferred to the income statement		–	(5)
Actuarial gains/(losses) on defined benefit pension schemes	26	22	(42)
Revaluation of land and buildings	13	11	16
Exchange differences on translating foreign operations	23	218	(93)
Aggregate tax effect of items not recognised in income statement		–	4
Other		1	–
Net income/(expense) not separately recognised in the income statement		**248**	**(120)**
Profit/(loss) for the year attributable to shareholders		30	(456)
		278	**(576)**
Attributable to policyholders		87	(34)
Attributable to shareholders		191	(542)
Total recognised income/(expense) for the period		**278**	**(576)**

Further information included in Note 23.

Consolidated Cash flow statements

	Notes	FY 2005 £million	FY 2004 £million
Cash flows from operating activities			
Profit / (loss) after tax for the period		30	(456)
Transfer to unallocated divisible surplus		871	441
Tax expense		531	353
Increase in net assets attributable to minority interest		83	33
Operating result before tax		**1,515**	**371**
Gain on disposal of property and equipment		(10)	–
Depreciation of property and equipment	4	17	35
Amortisation of intangible assets	4	7	6
Amortisation of deferred acquisition costs	4	72	333
Impairment losses on deferred acquisition costs	4	–	44
Impairment losses on property and equipment	4	9	18
Reversal of impairment on property and equipment	4	(8)	–
Change in present value of future results on non-participating contracts		(487)	–
Interest cost on other borrowings		(4)	–
Adjustment for finance cost on bank activities		135	92
Finance costs		109	80
Foreign exchange loss on investment activity		6	26
Income arising from associates and joint ventures	11	(99)	(86)
Net (increase)/decrease in operating assets and liabilities	30	395	(1,119)
Adjustment for investment income		(39)	3
Taxation paid		(285)	(319)
Net cash flows from operating activities		**1,333**	**(516)**
Cash flows from investing activities			
Purchase of property and equipment	13	(84)	(173)
Proceeds from sale of property and equipment	13	21	1
Net proceeds from disposal of subsidiaries		179	–
Acquisition of investment in joint ventures	11	(8)	–
Acquisition of investment in associates	11	(18)	–
Purchase of intangible assets	8	(24)	(17)
Net cash flows from investing activities		**66**	**(189)**
Cash flows from financing activities			
Proceeds from other borrowings		11	73
Repayment of other borrowings		(2)	(122)
Proceeds from subordinated liabilities		263	560
Interest paid on subordinated liabilities		(107)	(65)
Capital contributions from minority interest		18	38
Dividends paid to minority interest		(7)	(4)
Net cash flows from financing activities		**176**	**480**
Net increase/(decrease) in cash and cash equivalents		1,575	(225)
Cash and cash equivalents at the beginning of the year	19	2,696	2,940
Effects of exchange rate changes on cash and cash equivalents		75	(19)
Cash and cash equivalents at the end of the year	**19**	**4,346**	**2,696**
Supplemental disclosures			
Included in operating activities are:			
Interest received		2,910	2,875
Dividend received		1,110	978
Rental income received on investment properties		618	548

1. Segmental analysis

(a) Primary reporting format – Business segments

The Group is managed and organised into four reportable business segments:

Life and Pensions: offers a broad range of pensions, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products.

Healthcare and General Insurance: primarily provides insurance cover to customers for medical expenses, accident and sickness.

Investment Management: provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Investment management services are provided to other business segments.

Banking: offers a range of retail mortgage and deposit products via on-line and telephone operations.

On 1 January 2005, the Group established a shared service centre ("SSC") which is responsible for managing certain payroll functions and providing amenity services, human resource and IT support to the Group. These costs are allocated to the various business segments, the majority of which is included in the Life and Pensions segment. Items for which there is no reasonable basis to allocate are included within the unallocated line in the segment note.

All inter-segment transactions are priced on an arm's length basis under normal commercial terms and conditions.

(i) Segmental income statements

FY 2005	Life and Pensions	Healthcare & General Insurance	Investment Management	Banking	Elimination	Total
	£million	£million	£million	£million	£million	£million
Revenue from external customers						
Net earned premium	3,308	208	–	–	–	3,516
Net investment return	13,761	1	5	610	–	14,377
Income arising from associates and joint ventures	92	5	2	–	–	99
Other segment income	318	1	87	8	–	414
Total revenue from external customers	**17,479**	**215**	**94**	**618**	–	**18,406**
Inter-segment revenue	33	–	102	2	(137)	0
Total segmental revenue	**17,512**	**215**	**196**	**620**	**(137)**	**18,406**
Expenses						
Segmental expenses	16,834	208	151	589	(129)	17,653
Finance costs	100	–	1	16	(8)	109
Total segmental expenses	**16,934**	**208**	**152**	**605**	**(137)**	**17,762**
Segment result	**578**	**7**	**44**	**15**	–	**644**
Tax expense						531
Profit for the period						113
Profit attributable to minority interest						83
Profit attributable to shareholders						**30**
Other items included in the Income statement are:						
Impairment losses recognised	9	–	–	1	–	10
Amortisation of intangible assets	3	–	–	4	–	7
Depreciation of property and equipment	17	–	–	–	–	17

1. Segmental analysis (continued)

(ii) Segmental balance sheet

31 December 2005	Life and Pensions	Healthcare & General Insurance	Investment Management	Banking	Elimination	Total
	£million	£million	£million	£million	£million	£million
Assets						
Segment assets	105,490	111	188	11,812	(116)	117,485
Investments in associates and joint ventures	2,470	117	21	–	–	2,608
Total segment assets	**107,960**	**228**	**209**	**11,812**	**(116)**	**120,093**
Unallocated assets						167
Group assets						**120,260**
Minority interest	340	–	–	–	–	340
Liabilities						
Segment liabilities	106,894	234	216	11,820	(122)	119,042
Total segment liabilities and minority interest	**107,234**	**234**	**216**	**11,820**	**(122)**	**119,382**
Unallocated liabilities						878
Group liabilities and minority interest						**120,260**
Capital expenditure incurred during the year on:						
Intangible assets	20	–	–	4	–	24
Property and equipment	84	–	–	–	–	84
Deferred acquisition costs	42	27	1	–	–	70

(iii) Segmental income statement

FY 2004	Life and Pensions	Healthcare & General Insurance	Investment Management	Banking	Elimination	Total
	£million	£million	£million	£million	£million	£million
Revenue from external customers						
Net earned premium	3,999	256	–	–	–	4,255
Net investment return	9,313	10	3	566	–	9,892
Income arising from associates and joint ventures	81	3	2	–	–	86
Other segment income	268	1	67	8	–	344
Total revenue from external customers	**13,661**	**270**	**72**	**574**	–	**14,577**
Inter-segment revenue	91	–	97	2	(190)	–
Total segmental revenue	**13,752**	**270**	**169**	**576**	**(190)**	**14,577**
Expenses						
Segmental expenses	13,749	271	147	574	(174)	14,567
Finance costs	80	–	1	15	(16)	80
Total segmental expenses	**13,829**	**271**	**148**	**589**	**(190)**	**14,647**
Segment result	**(77)**	**(1)**	**21**	**(13)**	–	**(70)**
Tax expense						353
Loss for the period						**(423)**
Profit attributable to minority interest						33
Loss attributable to shareholders						**(456)**
Other items included in the Income Statement are:						
Impairment losses recognised	62	–	–	–	–	62
Amortisation of intangible assets	1	–	–	5	–	6
Depreciation of property and equipment	33	1	1	–	–	35

1. Segmental analysis (continued)

(iv) Segmental balance sheet

31 December 2004	Life and Pensions	Healthcare & General Insurance	Investment Management	Banking	Elimination	Total
	£million	£million	£million	£million	£million	£million
Assets						
Segment assets	88,765	192	142	11,303	(330)	100,072
Investments in associates and joint ventures	1,813	58	20	–	–	1,891
Total segment assets	**90,578**	**250**	**162**	**11,303**	**(330)**	**101,963**
Unallocated assets						51
Group assets						**102,014**
Minority interest	250	–	–	–	–	250
Liabilities						
Segment liabilities	89,838	255	169	11,310	(336)	101,236
Total segment liabilities and minority interest	**90,088**	**255**	**169**	**11,310**	**(336)**	**101,486**
Unallocated liabilities						528
Group liabilities and minority interest						**102,014**
Capital expenditure incurred during the period on:						
Intangible assets	14	–	–	3	–	17
Property and equipment	172	1	–	–	–	173
Deferred acquisition costs	641	44	1	–	–	686

(b) Secondary reporting format – Geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographic regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the assets are located. There are no significant differences between the geographical locations of assets, operations and the associated external revenues.

	Segment revenue from external customers	Profit/(loss) before tax attributable to shareholders and minority interest	Segment assets	Capital expenditure on intangible assets, property and equipment and deferred acquisition costs
	£million	£million	£million	£million
At 31 December 2005				
United Kingdom	14,310	(81)	100,362	160
Canada	2,192	154	14,261	9
International	1,904	79	5,470	2
Unallocated items	–	–	167	7
Total	**18,406**	**152**	**120,260**	**178**
At 31 December 2004				
United Kingdom	11,261	(359)	86,528	544
Canada	1,976	165	11,626	67
International	1,340	(146)	3,809	265
Unallocated items	–	–	51	–
Total	**14,577**	**(340)**	**102,014**	**876**

2. Net investment return

	FY 2005 £million	FY 2004 £million
(a) Financial instruments other than those at fair value through profit or loss		
Interest income		
Cash and cash equivalents	126	173
Loans and receivables	710	691
Held to maturity debt securities	9	11
Other	1	–
	846	**875**
Impairment losses (recognised)/reversed	(1)	2
	845	**877**
(b) Losses on foreign exchange	(6)	(26)
(c) Financial instruments at fair value through profit and loss		
Net unrealised gains/(losses)		
Equity securities	4,109	840
Debt securities	597	719
Derivative financial instruments	(45)	217
Other	–	(10)
	4,661	**1,766**
Net realised gains/(losses)		
Equity securities	4,756	4,071
Debt securities	2,643	2,194
Derivative financial instruments	(307)	(376)
Other	7	(5)
	7,099	**5,884**
(d) Investment property		
Rental income	587	600
Net unrealised gains	991	674
Net realised gains	200	117
	1,778	**1,391**
Total net investment return	**14,377**	**9,892**

Included within interest income is £1 million (FY 2004 : £1 million) in respect of interest income accrued on impaired financial assets.

Included in net realised gains/(losses) on financial instruments at fair value through profit or loss are dividends on equity securities of £1,121 million (FY 2004 : £920 million) and interest income on debt securities of £2,021 million (FY 2004 : £1,985 million).

The Group holds certain derivatives to economically hedge part of its investment portfolio. The gains/(losses) of these derivatives have been included in the unrealised and realised gains/(losses) of the respective underlying assets.

3. Fee and commission income

	FY 2005 £million	FY 2004 £million
Fund management fee income on investment contracts at fair value	248	214
Fee income from third party funds under management	88	57
Reinsurance commission income	2	2
Other fee and commission income	22	23
Total fee and commission income	**360**	**296**

4. Other administration expenses

	Notes	FY 2005 £million	FY 2004 £million
Commission expenses		410	632
Interest expense on customer accounts related to banking activities and deposits by banks		205	242
Interest expense on debt securities issued and mortgage backed floating notes		324	260
Other interest expense		17	19
Staff costs and other employee related costs	5	545	624
Operating lease rentals		2	3
Other corporate expenses		29	8
Auditors' remuneration	6	17	5
Other administration expenses		490	491
Depreciation of property and equipment	13	17	35
Impairment losses on property and equipment	13	9	18
Reversal of impairment on property and equipment	13	(8)	–
Amortisation of intangible assets	8	7	6
		2,064	**2,343**
Acquisition costs deferred during the period	9	(70)	(686)
Amortisation of deferred acquisition costs	9	72	333
Impairment losses on deferred acquisition costs	9	–	44
Other*		–	239
Total other administration expenses		**2,066**	**2,273**

* Effective 31 December 2004, the Group domesticated a substantial portion of the Canadian business (Note 41). The impact of this was to reduce the deferred acquisition balance in Canada by £239 million.

5. Staff costs and other employee related costs including Directors' emoluments

	Notes	FY 2005 £million	FY 2004 £million
The aggregate remuneration payable in respect of employees was:			
Wages and salaries		440	492
Social security costs		39	47
Other pension costs:			
Defined benefit scheme	26	63	82
Defined contribution scheme	26	3	3
Total staff costs and other employee related costs	**4**	**545**	**624**

	FY 2005	FY 2004
The average number of staff employed by the Group during the year was:		
United Kingdom	8,324	10,032
Canada	2,352	2,265
International	644	932
Total average number of staff employed	**11,320**	**13,229**
Life and pensions	9,166	10,856
Healthcare and general insurance	671	776
Investment management	688	698
Banking	795	899
Total average number of staff employed	**11,320**	**13,229**

5. Staff costs and other employee related costs including Directors' emoluments (continued)

Directors' emoluments, excluding LTIP and pension information

Emoluments in respect of FY 2005 are shown below.

	Base Salary /Fees	Taxable Benefits	Annual Bonus	Total 2005	Total for 13.5 months to 31/12/2004	Total 2004[1]
	£000	£000	£000	£000	£000	£000
Executive Directors						
Sandy Crombie[2]	656	20	686	1,362	682	606
John Hylands[3]	332	17	300	649	458	407
Trevor Matthews[4]	475	36	774	1,285	1,615	–
Alison Reed[5]	249	58	220	527	–	–
Non-Executive Directors						
Sir Brian Stewart	150	–	–	150	137	122
Kent Atkinson[6]	48	–	–	48	–	–
Lord Blackwell[7]	54	–	–	54	41	37
Gerry Grimstone[8]	60	–	–	60	45	40
Alison Mitchell	50	–	–	50	41	37
David Newlands[9]	80	–	–	80	67	60
Jocelyn Proteau[10]	70	–	–	70	41	37
Hugh Stevenson[11]	80	–	–	80	66	58
Former Executive Directors						
Claude Garcia[12]	–	–	–	–	367	326
Iain Lumsden[13]	–	–	–	–	151	–
Former Non-Executive Directors						
The Hon Roy MacLaren[14]	–	–	–	–	39	–
David Lewis[15]	–	–	–	–	20	–
Sir Nicholas Monck[16]	15	–	–	15	43	38
Total	**2,319**	**131**	**1,980**	**4,430**	**3,813**	**1,768**

1. The 12-month equivalent figure is provided for those individuals who were directors for the full 13.5 month period. It is a proportion (366/412 or 88.8%) of the total 2004 (13 ½ month) figure.
2. Sandy Crombie elected to sacrifice £14,165 from his salary in return for an equivalent employer contribution into the defined benefit pension scheme. The total emoluments for FY 2004 (£682,000) do not include any bonus payment. Notwithstanding his contractual right to a payment of £200,000, Sandy Crombie did not accept any bonus for 2003/04, nor did he accept an LTIP payment of £324,355.
3. John Hylands elected to sacrifice £7,115 from his salary in return for an equivalent employer contribution into the defined benefit pension scheme. He decided not to accept an LTIP payment of £68,147 in 2004.
4. Trevor Matthews elected to sacrifice £10,198 from his salary in return for an equivalent employer contribution into the final salary pension scheme. In order to provide compensation for loss of share options and other long-term equity benefits, the Board agreed a non-pensionable personal bonus arrangement for 2004, 2005 and 2006. For 2005, the Board have approved a personal bonus payment of £363,375 related to his recruitment arrangements and this is included under annual bonus. Appointed to the Board on 1 July 2004, his remuneration in 2004 related to the period from appointment to the business year-end. Further details of the special recruitment arrangements required when hiring Trevor Matthews in 2004, including the payment of compensation on joining of £1,043,471, are set out in the directors emoluments table for FY2004 shown below.
5. Alison Reed was appointed on 13 June 2005. Base salary, taxable benefits and annual bonus in the above table relate to the period since appointment to the year-end. Taxable benefits include a pension allowance of 25% of base salary from which she has elected to sacrifice £14,300 and in return the Group makes an equivalent employer contribution into a money purchase pension scheme. She has also incurred relocation expenses of £2,322 to date.
6. Appointed 26 January 2005.
7. Lord Blackwell's total fee includes a fee as Chairman of UKL&P (£4,000).
8. Gerry Grimstone's total fee includes a fee as Chairman of the Remuneration Committee (£10,000).
9. David Newlands' total fee includes a fee as Deputy Chairman (£20,000) and Chairman of the Audit Committee (£10,000). He resigned as a Director on 6 March 2006.
10. Jocelyn Poteau's fee reflects the extra responsibilities in relation to Canadian domestication. His 'normal' fee would be £60,000, which includes a fee as Chairman of the Canadian Board (£10,000).
11. Hugh Stevenson's total fee includes a fee as Senior Independent Director (£20,000) and Chairman of Standard Life Investments (£10,000).

5. Staff costs and other employee related costs including Directors' emoluments (continued)

12. Claude Garcia stepped down from his position as President, Canadian Operations and as an executive director from 31 December 2004. He remained in employment in a consultancy capacity until his retirement on 12 November 2005 and under the terms of his contract received payment of base salary (£283,802), taxable benefits (£14,992) and annual bonus (£110,962) for the period from 1 January 2005 to his date of retirement.
13. Resigned as a director 12 January 2004, retired on 31 January 2004. Base salary and taxable benefits in the above table relate to the period from 16 November 2003 to his date of retirement.
14. Retired on 23 November 2004.
15. Resigned on 25 June 2004.
16. Retired 22 March 2005.

Directors' emoluments, excluding LTIP and pension information

Emoluments in respect of FY 2004 are shown below:

	Base Salary/ Fees	Taxable Benefits	Annual Bonus	Total FY 2004	Compensation on joining or for loss of office	Overall total for FY 2004	Total 2004 (pro-rated for 12 months)[1]	FY 2003
	£000	£000	£000	£000	£000	£000	£000	£000
Executive Directors								
Sandy Crombie[2]	661	21	–	682	–	682	606	603
Claude Garcia[3]	260	15	92	367	–	367	326	341
John Hylands	361	18	79	458	–	458	407	372
Trevor Matthews[4]	236	284	52	572	1,043	1,615	–	–
Non-Executive Directors								
Sir Brian Stewart[5]	137	–	–	137	–	137	122	68
Lord Blackwell[6]	41	–	–	41	–	41	37	12
Gerry Grimstone[7]	45	–	–	45	–	45	40	10
Alison Mitchell	41	–	–	41	–	41	37	30
Sir Nicholas Monck	43	–	–	43	–	43	38	35
David Newlands[8]	67	–	–	67	–	67	60	32
Jocelyn Proteau[9]	41	–	–	41	–	41	37	8
Hugh Stevenson[10]	66	–	–	66	–	66	58	46
Former Executive Director								
Iain Lumsden[11]	148	3	–	151	–	151	–	705
Former Non-Executive Directors								
The Hon Roy MacLaren[12]	39	–	–	39	–	39	–	30
David Lewis[13]	20	–	–	20	–	20	–	2
John Trott[14]	–	–	–	–	–	–	–	66
Jean-Claude Delorme[15]	–	–	–	–	–	–	–	46
Giles Henderson[16]	–	–	–	–	–	–	–	16
Total	**2,206**	**341**	**223**	**2,770**	**1,043**	**3,813**	**1,768**	**2,422**

1. The 12 month equivalent figure is provided for those individuals who were directors for the full 13½ month period. It is a proportion (366/412 or 88.8%) of the total 2004 (13½ month) figure.
2. Notwithstanding his contractual right to a payment of £200,000, Sandy Crombie informed the Remuneration Committee that he will not accept any bonus for 2003/04.
3. Part of the fee Claude Garcia receives in respect of his appointment as a non-executive director of Cogeco Inc. is received in the form of shares and in 2004 the value of these shares (£3,893) was deducted from his gross annual bonus for FY 2003 (£100,687), leaving a net annual bonus payment of £96,794 which was paid in March 2004. For the 12 month business period ended 15 November 2004, the Board approved a performance related bonus payment of £91,656 payable in March 2005. (His awards are denominated in Canadian dollars and the exchange rate of £1 = $2.3003 as at 31 December 2004 (2003: £1 = $2.1942) has been used in this table).
4. Appointed to the Board on 1 July 2004. Base salary, taxable benefits and annual bonus in the above table relate to the period since appointment to the year-end. The compensation on joining relates to compensation for loss of accrued pension rights, annual bonus and 'in the money' share options and other long-term equity benefits that would have been valuable had he remained with his previous employer. This includes a proposed payment of £424,000 in December 2005 as compensation for the gain already in these share options. Taxable benefits include £276,000 in respect of the cost of relocating Trevor Matthews and his family from

5. Staff costs and other employee related costs including Directors' emoluments (continued)

Japan to Edinburgh. This covered full legal and associated costs incurred in his purchasing a property in Edinburgh, temporary accommodation, and travel and removal costs.

5. Appointed Chairman on 1 July 2003.
6. Appointed 24 June 2003.
7. Appointed 22 July 2003; appointed Chairman of the Remuneration Committee 16 February 2004.
8. Appointed Deputy Chairman on 3 October 2003.
9. Appointed 26 August 2003.
10. Appointed Chairman of Standard Life Investments on 26 January 2004.
11. Resigned as a director 12 January 2004, retired on 31 January 2004. Base salary and taxable benefits in the above table relate to the period from 16 November 2003 to his date of retirement.
12. Retired on 23 November 2004.
13. Appointed 15 October 2003; resigned on 25 June 2004.
14. Retired 30 June 2003.
15. Retired 23 September 2003.
16. Retired 30 May 2003.

Directors' interests in cash based long-term incentive plans (LTIPs)

2005	Maximum unvested LTIPs outstanding at 31/12/2004[1]	Amounts paid in period[2]	LTIPs that have lapsed[3]	Maximum value of LTIPs that could vest in 2006[4]	Maximum value of LTIPs that could vest in 2007[5]
	£000	£000	£000	£000	£000
Sandy Crombie	1,136	–	542	594	1,138
John Hylands	502	–	230	272	331
Trevor Matthews[6]	–	–	–	–	475
Alison Reed[7]	–	–	–	–	383
Former Executive Director					
Claude Garcia[8]	865	32	897	–	–

1. This column shows the aggregate maximum value of cash awards outstanding at 31 December 2004. This comprises the 2002 and 2003 cash awards.
2. This column represents the cash amount paid to participants in the period to 31 December 2005. For Claude Garcia this payment relates to the 2005 award up to his retirement date.
3. This column shows the cash awards which have lapsed during the period due to the performance conditions not being met. This column represents the full 2002 awards. For Claude Garcia it also represents the full 2003 award and part of the 2005 award.
4. This column shows the maximum cash value of the 2003 awards which covers the performance period from 16 November 2003 to 15 November 2006, with vesting thereafter subject to performance.
5. This column shows the maximum cash value of the 2005 awards which covers the performance period from 1 January 2005 to 31 December 2007, with vesting thereafter subject to performance.
6. Trevor Matthews did not receive awards in 2002 or 2003.
7. Alison Reed did not receive awards in 2002 or 2003. She was granted a 2005 award on 13 June 2005 and the maximum value expressed in the above table is pro-rated to reflect this date.
8. Claude Garcia's awards are denominated in Canadian dollars and the exchange rate of £1 = $2.005 as at 31 December 2005 (2004: £1 = $2.3003) has been used in this table. He retired as a director on 31 December 2004 but remained in employment in a consultancy capacity until his retirement on 12 November 2005. He participated in LTIPs until his date of retirement. He will receive no further payment in respect of the 2002, 2003 or 2005 awards.

2004	Maximum unvested LTIPs outstanding at 15 November 2003[1]	Amounts paid[2]	LTIPs that have lapsed[3]	Maximum value of LTIPs that could vest in 2005[4]	Maximum value of LTIPs that could vest in 2006[5]
	£000	£000	£000	£000	£000
Sandy Crombie	1,293	–	751	542	594
Claude Garcia[7]	1,084	77	565	442	312
John Hylands	584	–	354	230	272
Former Executive Director					
Iain Lumsden[8]	1,326	238	1,688	–	–

1. This column shows the aggregate maximum value of cash awards outstanding at 15 November 2003. This comprises the cash awards made in 2000, 2001 and 2002.
2. This column represents the cash amount paid to participants in FY 2004 in respect of the 2000 awards to the extent that it vested and was accepted by the director.

5. Staff costs and other employee related costs including Directors' emoluments (continued)

3. This column shows the cash awards which have lapsed during the period due to the performance conditions not being met or the executive no longer being an employee, together with amounts waived. This column represents the full 2001 awards and all or part of the 2000 awards. For Iain Lumsden it also represents the full 2002 and 2003 awards.
4. This column shows the maximum cash value of the 2002 awards which cover the performance period from 16 November 2002 to 15 November 2005 with vesting thereafter subject to performance. However, it should be noted that the Board has indicated that it envisages that the 2002 awards are not expected to vest to any material extent.
5. This column shows the maximum cash value of the 2003 awards which cover the performance period from 16 November 2003 to 15 November 2006 with vesting thereafter subject to performance.
6. Trevor Matthews did not receive awards in 2000, 2001, 2002 or 2003.
7. Claude Garcia's awards are denominated in Canadian dollars and the exchange rate of £1 = $2.3003 as at 31 December 2004 (2003: £1 = $2.1942) has been used in this table. He retired as a director on 31 December 2004 but remains in employment in a consultancy capacity until his retirement on 12 November 2005. He continues to accrue membership of the 2002 and 2003 Plans until his date of retirement. Changes in the valuation of awards resulting from foreign exchange movements are included in the "LTIPs that have lapsed" column.
8. Iain Lumsden received a payment of £238,000 in respect of the 2000 award which covered the three year period ended 15 November 2003 and indexation until the date of his retirement. He received no payments for the 2001, 2002 or 2003 awards.

Directors' pension information

2005	Age at 31/12/2005	Years of pensionable service at 31/12/2005	Accrued entitlement at 31/12/2004 or date of retirement	Additional pension earned during the year	Additional pension earned in excess of inflation	Transfer value of additional pension in excess of inflation	Accrued entitlement at 31/12/2005 or date of retirement	Transfer value of pension at 31/12/2004	Increase in transfer value	Transfer value of pension at 31/12/2005 or date of retirement
			£000	£000	£000	£000	£000	£000	£000	£000
Sandy Crombie[1]	56	36	388	41	29	570	429	6,669	1,633	8,302
John Hylands[2]	54	29	159	7	2	33	166	2,142	363	2,505
Trevor Matthews[3]	53	1	2	3	3	55	5	22	61	83
Sir Brian Stewart[4]	60	10	5	–	–	–	5	77	12	89
Former Executive Director										
Claude Garcia[5]	65	31	157	33	19	263	190	1,786	800	2,586

1. The increase in transfer value (£1,633,000) includes an employer contribution of £14,165 resulting from Sandy Crombie's decision to sacrifice this element of his salary.
2. The increase in transfer value (£363,000) includes an employer contribution of £7,115 resulting from John Hylands' decision to sacrifice this element of his salary.
3. Trevor Matthews' total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. In addition to the above, he has additional benefits provided via unfunded unapproved arrangements. The accrued pension and transfer value at 31 December 2005 were £6,575 and £147,000 respectively. The increase in transfer value (£61,000) includes an employer contribution of £10,198 resulting from his decision to sacrifice this element of his salary.
4. Sir Brian Stewart was a member of a scheme which provided pensions based on final fees payable in respect of services as a director of the Group. The Group wound up this scheme on 16 November 2001 and he is no longer entitled to earn additional pension benefits from the Group.
5. Retired on 12 November 2005 – data for 2005 is at date of retirement.

2004	Age at 31/12/2004	Years of pensionable service at 31/12/2004	Accrued entitlement at (reported) at 15 November 2003	Additional pension earned in period	Additional pension earned in period in excess of inflation	Transfer value of additional pension in excess of inflation (net of director's contribution)	Accrued entitlement at 31/12/2004 or date of retirement	Transfer value of pension (reported) at 15/11/03	Increase in transfer value (net of director's contribution)[6]	Transfer value of pension at 31/12/2004 or date of retirement
			£000	£000	£000	£000	£000	£000	£000	£000
Sandy Crombie[1]	55	35	261	127	120	2,063	388	3,915	2,754	6,669
Claude Garcia[2]	64	30	142	15	13	157	157	1,614	172	1,786
John Hylands	53	28	123	36	33	444	159	1,756	386	2,142
Trevor Matthews[3]	52	0.5	0	2	2	22	2	–	22	22
Sir Brian Stewart[4]	59	9	5	–	–	–	5	67	10	77
Former Executive Director										
Iain Lumsden[5]	57	36	349	25	25	455	374	6,096	761	6,857

1. At 15 November 2003, Sandy Crombie had a pension transfer value of £5,484,000 which included the valuation of an augmentation approved by the Remuneration Committee in 2002. This augmentation, which had a value of £1,569,000 at 15 November 2003, specified that, should he retire during the year ending 31 December 2006, his accrued entitlement should equal that which he would have accrued assuming the completion of 40 years' pensionable service. In January 2004, on appointment as Group Chief Executive, Sandy Crombie waived this augmentation which at that time had a transfer value of £1,652,000. The 2003 remuneration report reflected this decision in the form of a reduced transfer value (£3,915,000) on the basis that the waiver of augmentation, which was exercised in January 2004, was effective as at 15 November 2003.

5. Staff costs and other employee related costs including Directors' emoluments (continued)

2. Claude Garcia's pension is denominated in Canadian Dollars and an exchange rate of £1 = $2.3003 as at 31 December 2004 (2003: £1 = $2.1942) has been used in this table.
3. Trevor Matthews' total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. In addition to the above, he has accrued an additional pension of £2,259 per annum provided on the unfunded unapproved basis with a transfer value of £46,000.
4. Sir Brian Stewart was a member of a scheme which provided pensions based on final fees payable in respect of services as a director of SLAC. SLAC wound up this scheme on 16 November 2001 and he is no longer entitled to earn pension benefits from SLAC.
5. Age at date of retirement.
6. The changes to transfer value during FY 2004 are due to a combination of market movements, to the timing of SLAC's year end and the pensionable service and base pay of the participants.

Except for Canada, members of the schemes have the option to pay additional voluntary contributions to secure additional pension entitlements. These are not included in the above table.

The pension entitlement shown is that which would be paid annually on retirement based on service to 31 December 2005 and 31 December 2004. Transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11. These represent actuarial liabilities of the schemes, not sums due to the Directors.

Related party transactions

Unfunded pensions paid to former non-executive Directors were £nil (FY 2004 : £4,210).

All transactions between Directors and the Group are on commercial terms which are equivalent to those available to all employees. During FY 2005, the Directors contributed £6 million (FY 2004 : £0.6 million) to products sold by the Group.

6. Auditors' remuneration

	Notes	FY 2005	FY 2004
		£million	£million
Audit services			
Statutory audit		3.7	1.4
Audit related regulatory reporting		0.4	0.9
Other assurance services		10.8	1.8
Tax advisory services		2.2	1.3
Total auditors' remuneration	4	**17.1**	**5.4**

The auditors' remuneration in respect of statutory audit services for SLAC was £2.1 million (FY 2004 : £0.6 million).

Fees in respect of non-audit services performed in the United Kingdom were £12.5 million (FY 2004 : £3.0 million), including £7.9 million (FY 2004 : £1.8 million) in respect of the strategic review commenced in early 2004, preparation for the proposed demutualisation and the adoption of IFRS.

7. Tax expense

(a) Tax charge analysed between shareholders' and policyholders' returns

	FY 2005	FY 2004
	£million	£million
Income tax expense attributable to policyholders returns	492	270
Income tax expense attributable to shareholders returns	39	83
	531	**353**

No calculations have been made either to re-analyse that tax between shareholder and policyholder or to compute any additional tax charge or credit (current or deferred) which might arise in a shareholder environment.

7. Tax expense (continued)

(b) Current year tax expense

	Notes	FY 2005	FY 2004
		£million	£million
Current tax:			
United Kingdom		373	237
Canada and international		54	28
Adjustment to tax expense in respect of prior years		(1)	–
Total current tax		**426**	**265**
Deferred tax:			
Deferred tax expenses arising from the current period		105	88
Total deferred tax		**105**	**88**
Total tax expense		**531**	**353**

Unrecognised tax losses of previous years were used to reduce current tax expenses and deferred tax by £18 million and £84 million, respectively (FY 2004: £29 million).

(c) Tax expense taken to unallocated divisible surplus

	FY 2005	FY 2004
	£million	£million
Deferred tax	–	(76)
Tax effect of investments in associates and joint ventures that were recognised directly in unallocated divisible surplus	–	–
Aggregate tax effect of items credited directly to unallocated divisible surplus	–	(76)

*Includes the tax effect of adopting FRS 27 (refer Note 23).

(d) Reconciliation of tax expense

	FY 2005	FY 2004
	£million	£million
Profit / (loss) after tax for the period	30	(456)
Transfer to unallocated divisible surplus	871	441
Tax expense	531	353
Increase in net assets attributable to unit holders	83	33
Operating result before tax	**1,515**	**371**
Tax at 30%	455	111
Permanent differences	(61)	(27)
Different tax rates	(24)	3
Different tax base of mutual life assurance	269	203
Adjustment to tax expense in respect of prior years	(1)	(3)
Recognition of previously unrecognised tax loss/(tax credit)	(102)	(29)
Deferred tax not recognised	(5)	92
Other	–	3
Total tax expense for the year	**531**	**353**

8. Intangible assets

	Notes	FY 2005 £million	FY 2004 £million
Beginning of period			
Cost		51	34
Accumulated amortisation and impairment		(24)	(18)
Opening net book amount		**27**	**16**
Additions		24	17
Amortisation charge	4	(7)	(6)
Closing net book amount		**44**	**27**
At 31 December			
Cost		75	51
Accumulated amortisation and impairment		(31)	(24)
Closing net book amount		**44**	**27**

Intangible assets relate to capitalised software development costs.

9. Deferred acquisition costs

	Notes	FY 2005 £million	FY 2004 £million
Beginning of period			
Cost		636	3,160
Accumulated amortisation and impairment		(367)	(1,160)
Opening net book amount		**269**	**2,000**
Exchange differences		6	(13)
Costs deferred	4	70	686
Impairment charge	4	–	(44)
Amortisation charge	4	(72)	(333)
Other*		17	(239)
FRS 27 adjustment	40	–	(1,788)
Closing net book amount		**290**	**269**
At 31 December			
Cost		692	636
Accumulated amortisation and impairment		(402)	(367)
Closing net book amount		**290**	**269**

Included in deferred acquisition costs above are costs deferred on investment contracts (known as deferred origination costs) amounting to £278 million (FY 2004 : £251 million).

* Effective 31 December 2004, the Group domesticated a substantial portion of the Canadian business (Note 41). Following domestication the insurance liabilities were valued (in accordance with Group accounting policies) in accordance with CALM. An explicit deferred acquisition cost is not recognised under the CALM valuation basis. The impact of this was to reduce the deferred acquisition balance in Canada by £239 million.

10. Earnings per share

Earnings per share ("EPS") is based upon the profit for the financial period attributable to shareholders divided by the 1,500 million Ordinary Shares expected to be allocated in connection with the Demutualisation Share Allocation. No account has been taken of the New Shares that will be issued under the Offers to raise new capital for the Group.

	2005			2004		
	Earnings £million	No. of shares at the point of demutualisation (in millions)	Per share amount - pence	Earnings £million	No. of shares at the point of demutualisation (in millions)	Per share amount - pence
Basic and diluted EPS						
Earnings attributable to ordinary shareholders	30	1,500	2.0p	(456)	1,500	(30.4)p

11. Investments in associates and joint ventures

	FY 2005 £million	FY 2004 £million
Beginning of period	**1,891**	**1,832**
Income arising from associates and joint ventures	99	86
Net increase in investment vehicle holdings	648	61
Additions	48	–
Disposals	–	(54)
Dividends received	(90)	(63)
Other	12	29
At 31 December	**2,608**	**1,891**

Income arising from associates and joint ventures includes £90 million (FY 2004 : £69 million) arising from associates accounted for at fair value through profit and loss in accordance with IAS 39.

Net increase in investment vehicle holdings relate to the purchase and sales of units in the Global Liquidity Fund. The majority of additions and disposals relate to the purchase and sale of non-principal associates and joint ventures.

(a) Investments in associates

The following are particulars of the Group's share of principal associates, all of which are held at fair value:

Name of associates	Country of incorporation or registration	% interest held	Year-end	Nature of business	Assets £million	Liabilities £million	Revenues £million	Profit/ (Loss) £million
At 31 December 2005								
Standard Life Investments (Global Liquidity Funds) PLC	Ireland	44.0%	15 Nov*	OEIC	2,475	59	92	90
At 31 December 2004								
Standard Life Investments (Global Liquidity Funds) PLC	Ireland	42.0%	15 Nov*	OEIC	1,801	35	71	69

* Indicates the entity has a different reporting date to the Group but has been accounted for consistently at 31 December.

The Group also owns certain investments where its holding exceeds 20% of the capital of the investees without being able to exercise significant influence over their financial and operating policies. Certain investments held by mutual funds, unit trusts and unit-linked insurance funds are therefore not treated as associates and recorded within Investment Securities. Their operations are not significant in relation to the HFI.

11. Investments in associates and joint ventures (continued)

(b) Investments in joint ventures

The following are particulars of the Group's principal joint ventures, all of which are unlisted:

Name of joint ventures	Country of incorporation or registration	% interest held	Current assets	Long term assets	Current liabilities	Long term liabilities	Income	Expenses
			£million	£million	£million	£million	£million	£million
At 31 December 2005								
Castan Waterfront Development Inc.*	Canada	50.0%	–	31	1	–	2	4
First Real Properties*	Canada	49.0%	5	48	7	14	15	5
HDFC Asset Management Company Limited* **	India	49.9%	3	20	3	–	6	4
HDFC Standard Life Insurance Company Limited**	India	14.8%	2	37	2	31	–	2
Heng An Standard Life Insurance Company Limited	China	50.0%	–	65	1	18	9	10

Name of joint ventures	Country of incorporation or registration	% interest held	Current assets	Long term assets	Current liabilities	Long term liabilities	Income	Expenses
			£million	£million	£million	£million	£million	£million
At 31 December 2004								
Castan Waterfront Development Inc.*	Canada	50.0%	–	28	–	–	–	–
First Real Properties*	Canada	49.0%	7	34	5	14	6	6
HDFC Asset Management Company Limited* **	India	49.9%	3	20	3	–	7	5
HDFC Standard Life Insurance Company Limited**	India	18.6%	3	24	2	21	–	–
Heng An Standard Life Insurance Company Limited	China	50.0%	1	50	–	9	9	8

* Owned by a subsidiary of SLAC.

** SLAC also has a 9.4% (2004 : 14.3%) interest in Housing Development Finance Corporation Limited ("HDFC Limited"). HDFC Limited owns 79.4% (2004 : 74.8%) and 50.1% (2004 : 50.1%) of HDFC Standard Life Insurance Company Limited and HDFC Asset Management Company Limited, respectively. This gives the Group an effective interest in these entities of 22.2% (2004 : 25.5%) and 54.6% (2004 : 57.1%), respectively. SLAC does not exercise significant influence over either of these joint ventures.

12. Investment property

	Notes	FY 2005	FY 2004
		£million	£million
Beginning of period		8,779	7,094
Additions resulting from acquisitions		416	1,468
Additions resulting from subsequent expenditure		147	65
Transfers (to)/from property and equipment	13	209	(14)
Foreign exchange adjustment		54	(11)
Net unrealised gains/(losses)		953	680
Disposals		(622)	(517)
Other		(29)	14
At 31 December		**9,907**	**8,779**
The fair value of investment properties can be analysed as:			
Freehold		7,857	7,109
Long leasehold		1,976	1,608
Short leasehold		74	62
Fair value investment property		**9,907**	**8,779**

12. Investment property (continued)

Investment property is stated at fair value. The properties in the United Kingdom, a sample of Canadian properties and certain properties in other regions were independently valued in accordance with the Royal Institution of Chartered Surveyors' guidelines on the basis of determining the open market value of such properties. All properties are revalued up to three months prior to the Balance Sheet date being 31 December.

The rental income arising from investment properties during the year amounted to £587 million (FY 2004: £600 million), which is included in net investment return. Direct operating expenses (included within other administration expenses) arising in respect of such properties during the year amounted to £125 million (FY 2004 : £124 million).

13. Property and equipment

	Notes	Land and buildings	Equipment	Total
		£million	£million	£million
Cost				
At 16 November 2003		**481**	**228**	**709**
Additions		157	16	173
Disposals		–	(52)	(52)
Transfers from investment property	12	14	–	14
Revaluations	23	16	–	16
Impairment losses recognised*	4	(18)	–	(18)
Foreign exchange adjustment		(1)	(2)	(3)
Other		18	–	18
At 31 December 2004		**667**	**190**	**857**
Additions		75	9	84
Disposals		(11)	(7)	(18)
Transfers to investment property	12	(209)	–	(209)
Revaluations	23	11	–	11
Disposal of a subsidiary		–	(2)	(2)
Impairment losses recognised*	4	(1)	–	(1)
Foreign exchange adjustment		2	6	8
Other		33	–	33
At 31 December 2005		**567**	**196**	**763**
Accumulated depreciation				
At 16 November 2003		–	**(175)**	**(175)**
Depreciation charge for the year	4	–	(35)	(35)
Disposals		–	51	51
Foreign exchange adjustment		–	1	1
At 31 December 2004		–	**(158)**	**(158)**
Depreciation charge for the year	4	–	(17)	(17)
Disposals		–	7	7
Acquisition of a subsidiary		–	1	1
Foreign exchange adjustment		–	(6)	(6)
At 31 December 2005		–	**(173)**	**(173)**
Carrying amount				
At 31 December 2004		**667**	**32**	**699**
At 31 December 2005		**567**	**23**	**590**

* Impairment losses recognised in the Income Statement were £1m (2004 : £18m). This arose due to reductions in the market value of a number of properties offset by the reversal of impairments on properties in the prior year.

Where the expected residual value of owner-occupied property is in line with the current fair value, no depreciation is charged.

Equipment primarily consists of computer equipment.

Land and Buildings consists of property occupied by the Group and property under development. The value of property under development at 31 December 2005 was £286 million (FY 2004: £394 million).

The properties in the United Kingdom, a sample of Canadian properties and certain properties in other regions were independently valued in accordance with the Royal Institution of Chartered Surveyors' guidelines on the basis of determining the open market value of such properties. All properties are revalued up to three months prior to the Balance Sheet date being 31 December.

If the owner-occupied properties were measured using the cost model, the carrying values for Group would be £284 million (FY 2004 : £287 million).

14. Tax assets and liabilities

	Notes	FY 2005	FY 2004
		£million	£million
Current tax recoverable	18	12	8
Deferred tax assets		75	43
Total tax assets		**87**	**51**
Current tax liabilities		240	100
Deferred tax liabilities		559	428
Total tax liabilities		**799**	**528**

(a) Recognised deferred tax

	FY 2005	FY 2004
	£million	£million
Deferred tax assets comprises:		
Actuarial liabilities	281	195
Losses carried forward	98	49
Realised losses on investments	–	10
Depreciable assets	22	21
Employee benefits	38	18
Tax acquisition expenses	93	96
Other	23	25
Gross deferred tax assets	**555**	**414**
Less: offset against deferred tax liabilities	(480)	(371)
Net deferred tax assets	**75**	**43**
Deferred tax liabilities comprises:		
Actuarial liabilities	–	63
Unrealised gains on investments	896	620
Deferred gains on realisation	90	47
Deferred acquisition costs	32	28
Other	21	41
Gross deferred tax liability	**1,039**	**799**
Less: offset against deferred tax assets	(480)	(371)
Net deferred tax liabilities	**559**	**428**
Movements in net deferred tax assets/(liabilities) comprise:		
Beginning of period	**(385)**	**(365)**
Amounts (charged)/credited to net results	(105)	(88)
Amounts (charged)/credited to unallocated divisible surplus	–	76
Exchange differences	6	(8)
At 31 December	**(484)**	**(385)**

A deferred tax asset of £98 million for the Group (FY 2004 : £49 million) has been recognised in respect of the amount of losses of the German and Austrian branches and Canadian subsidiaries. Deferred tax assets are recognised in respect of tax losses carried forward to the extent that is probable that the losses will be capable of being offset against taxable profits in future periods. The value attributed to them takes into account the certainty or otherwise of their recoverability. Their recoverability is measured against anticipated taxable profits. The losses in Canada will expire between 2006 and 2015. The remaining losses do not have an expiry date. Current tax is expected to be settled/recovered within 12 months.

(b) Unrecognised deferred tax

Due to uncertainty regarding recoverability, deferred tax assets have not been recognised in respect of cumulative losses carried forward of £188 million (2004 : £338 million) for the Group. These are losses of the Irish, German and Austrian branches of SLAC, and in respect of the Overseas Life Assurance Business of SLAC in the United Kingdom.

15. Loans and receivables

	FY 2005	FY 2004
	£million	£million
Loans and receivables comprise:		
Loans secured by mortgages	12,301	11,831
Loans secured on policies	129	134
Other	67	207
Gross loans and receivables	**12,497**	**12,172**
Less: Allowance for impairment losses	(1)	(1)
Net loans and receivables*	**12,496**	**12,171**

* Loans and receivables with variable interest rates and fixed interest rates are £7,637 million and £4,852 million, respectively (FY 2004 : £8,550 million and £3,621 million, respectively).

Included in loans secured by mortgages are mortgages subject to securitisations of £4,968 million (FY 2004: £3,945 million).

The allowance for impairment losses on loans and receivables as at 31 December 2005 is unchanged from 2004 at £1 million.

The amount of loans and receivables expected to be settled/recovered greater than twelve months is £11,617 million (FY 2004 : £10,779 million).

16. Derivative financial instruments

The Group's insurance business uses derivative financial instruments in order to match contractual liabilities, to reduce the risk from potential movements in foreign exchange rates, equity indices, property indices and interest rates, or to achieve efficient portfolio management.

The Group's banking business uses derivative financial instruments in order to match or reduce the risk from potential movements in foreign exchange rates, equity indices and interest rates inherent in the banking book or to reduce credit risk.

The contract amount is the notional principal. Amounts included in the Balance Sheet are the fair value assets and liabilities.

Additional disclosures are provided in the risk management note (Note 31).

	FY 2005			FY 2004		
	Contract amount	Fair value assets	Fair value liabilities	Contract amount	Fair value assets	Fair value liabilities
	£million	£million	£million	£million	£million	£million
Cash flow hedges	1,368	10	5	–		–
Fair value hedges	4,357	24	98	–	–	–
Held for trading	19,401	213	138	14,597	230	358
Total derivative financial instruments	**25,126**	**247**	**241**	**14,597**	**230**	**358**

From 1 January 2005, the Group designated certain derivative financial instruments as cash flow hedges and fair value hedges.

(a) Cash flow hedges

The Group designates as cash flow hedges those currency forwards and currency swaps used to reduce the exposure to variability in cash flows arising from the foreign exchange risk associated with foreign currency borrowings.

Cash flows in respect of these transactions are expected to occur at various dates between the Balance Sheet date and October 2008.

16. Derivative financial instruments (continued)

The Group also designates as cash flow hedges those interest rate swaps used to reduce the exposure to variability in cash flows arising from the interest rate risk associated with floating rate borrowings.

Cash flows in respect of these transactions are expected to occur at various dates between the Balance Sheet date and July 2010.

	FY 2005		
	Contract amount	Fair value assets	Fair value liabilities
	£million	£million	£million
Foreign exchange derivatives:			
Forwards	918	10	1
Interest rate derivatives:			
Interest rate swaps	450	–	4
Total cash flow hedges	**1,368**	**10**	**5**

(b) Fair value hedges

The Group designates as portfolio fair value hedges those interest rate swaps used to hedge changes in the fair value of the Group's fixed rate mortgage book arising from interest rate risk.

The Group also designates as fair value hedges those currency swaps used to hedge changes in the fair value of foreign currency borrowings arising from exchange rate risk.

	FY 2005		
	Contract amount	Fair value assets	Fair value liabilities
	£million	£million	£million
Foreign exchange derivatives:			
Cross currency swaps	2,079	21	83
Interest rate derivatives:			
Interest rate swaps	2,278	3	15
Total fair value hedges	**4,357**	**24**	**98**

At 31 December 2005, the fixed interest rates vary from 3.85% to 6.69%.

16. Derivative financial instruments (continued)

(c) Held for trading

Derivative financial instruments that are not accounted for as effective hedging instruments are classified as held for trading.

Held for trading includes derivative financial instruments that the Group holds as economic hedges of financial instruments that are measured at fair value. Held for trading also includes derivative financial instruments that the Group holds to match contractual liabilities that are measured at fair value or to achieve efficient portfolio management in respect of instruments measured at fair value.

	FY 2005			FY 2004		
	Contract amount	Fair value assets	Fair value liabilities	Contract amount	Fair value assets	Fair value liabilities
	£million	£million	£million	£million	£million	£million
Equity derivatives:						
Equity swaps	4	–	–	4	–	1
Futures	2,796	5	35	1,395	5	22
Options	1,800	54	4	1,606	61	–
Interest rate derivatives:						
Interest rate swaps	7,982	41	28	3,471	8	15
Forward rate agreements	60	–	–	60	–	–
Futures	1,202	8	3	401	2	2
Options	541	35	–	555	28	–
Foreign exchange derivatives:						
Cross currency swaps	533	54	1	2,721	80	208
Forwards	4,025	16	53	3,895	46	101
Futures	28	–	–	–	–	–
Options	247	–	–	255	–	–
Other derivatives:						
Property index swaps	126	–	12	117	–	4
Property index forwards	49	–	2	117	–	5
Credit default swaps	8	–	–	–	–	–
Total derivative financial instruments held for trading	**19,401**	**213**	**138**	**14,597**	**230**	**358**

The amount of derivative fair value assets expected to be settled/recovered greater than twelve months is £201 million (FY 2004 : £131 million).

The amount of derivative fair value liabilities expected to be settled/recovered greater than twelve months is £145 million (FY 2004 : £255 million).

17. Investment securities

	FY 2005	FY 2004
	£million	£million
Equity securities and interests in pooled investment funds:		
Listed	42,747	34,754
Unlisted	854	740
Equity securities and interests in pooled investment funds	**43,601**	**35,494**
Debt securities at fair value through profit and loss:		
Listed	37,366	32,596
Unlisted	6,386	4,834
Held to maturity debt securities:		
Listed	78	132
Debt securities	**43,830**	**37,562**
Total investment securities	**87,431**	**73,056**

The amount of debt securities expected to be settled greater than twelve months is £41,918 million (FY 2004 : £35,360 million).

18. Other debtors

	Notes	FY 2005	FY 2004
		£million	£million
Insurance business:			
Amounts receivable on direct insurance business		108	120
Amounts receivable on reinsurance contracts		4	5
		112	125
Investment securities:			
Outstanding sales of investment securities		111	177
		111	177
Other:			
Current tax recoverable	14	12	8
Prepayments		24	15
Accrued income		710	677
Other		373	390
		1,119	1,090
Total other debtors		**1,342**	**1,392**

The carrying amounts disclosed above reasonably approximate the fair values as at the year-end.

The amount of other debtors expected to be received greater than twelve months is £12 million (FY 2004: £11 million).

19. Cash and cash equivalents

	FY 2005	FY 2004
	£million	£million
Cash at bank and in hand	320	177
Balance with central bank	7	7
Money at call and short notice	742	691
Demand and term deposits with original maturity of <3 months	1,808	1,068
Debt investments with original maturity of <3 months	1,574	897
Total cash and cash equivalents	**4,451**	**2,840**

	Notes	FY 2005	FY 2004
		£million	£million
Cash and cash equivalents		4,451	2,840
Bank overdrafts	24	(105)	(144)
Total cash and cash equivalents for cashflow		**4,346**	**2,696**

Balances with the central bank includes mandatory reserve deposits of £7 million (FY 2004 : £7 million) which are not available for use in the Group's day-to-day operations.

Cash in hand and balances with the central bank and mandatory reserve deposits are non-interest bearing. Money at call and short notice and deposits are subject to variable interest rates.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods

Insurance and investment contract liabilities include unitised, non-unitised, conventional and annuity business. Unitised contracts are those where the contractual benefits are determined with reference to units allocated to the contract; non-unitised contracts consist primarily of bonds where the benefits are linked to chosen indices although no units are allocated; annuity contracts are those where regular payments are made depending on the survival of live(s) or for a certain period of time and all other contracts are classed as conventional business.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

The following Sections give details of these main classes of business:

1. (a) UK Insurance and investment contract liabilities – terms

This Section describes the terms of the life assurance and pensions business in the United Kingdom. It also gives details on significant options and guarantees that have the potential to increase the benefits paid to policyholders. Under some options and guarantees, the benefits paid depend on the behaviour of financial variables such as interest rates and equity returns. The significant options and guarantees that are not valued at fair value are disclosed below.

Unitised pensions business

This class of business comprises single or regular premium contracts under which a percentage of the premium is used to allocate units in one or more internal linked funds, or on a participating basis. Most of this business is classified as investment contracts although there are some contracts that are classified as insurance, for example those with guaranteed minimum pensions. The major unitised pension products include individual and group personal pension business, executive pensions, stakeholder, and self-invested personal pensions.

Provision for additional death benefits may be provided by cancellation of units or through supplementary term assurance contracts.

SLAC recovers costs out of policies invested in internal linked funds by a fund management charge. Under Stakeholder contracts, this fund management charge has a maximum limit.

The most significant options and guarantees under these contracts are the following:

- Participating contracts where, subject to specified conditions, it is guaranteed either that the unit price will rise at an annual rate of at least 4% a year or that the unit price will not fall, and, that there will be no unit price adjustment ("UPA") at specified retirement dates or death;
- Certain participating Trustee Investment Plan policies where, subject to specified conditions and limits, it is guaranteed that there will be no UPA when units are encashed; and
- Single premium pension policies where a minimum pension is guaranteed. Under these contracts a minimum investment in the participating fund is stipulated at inception with any excess over this minimum being available for investment in internal linked funds. The total investment is available to meet the guaranteed pension.

At 31 December 2005, the value of those single premium pension policies with a guaranteed minimum pension was £662 million, where £83 million related to non-participating policies and £579 million related to participating policies. This represents about 1.5% of the total UK pension business. These pensions are valued on the regulatory basis if non-participating and on the realistic basis if participating.

If the market moves in line with the adverse scenario II as shown in the Sensitivity Analysis, Note 22 (market value of equities -15%, change in property values -12.5%, change in yields on 15 year gilt fixed interest bonds of -17.5%) then the impact on the UDS from these contracts and the corresponding assets is -£14 million, i.e. a reduction in surplus.

Conventional pensions business

Conventional pension business comprises contracts where a minimum level of benefit is set at the outset and applies at the date(s) specified in the policy, for example, pure endowment contracts. Regular bonuses may be added to this initial minimum over the term of the policy and, in addition, a final bonus may be paid. These contracts are classified as insurance contracts.

Guaranteed annuity options providing for payment of a minimum annuity, in lieu of a cash sum, are available under pure endowment contracts. Under some of these contracts the guarantee applies only at the maturity date.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

Under other contracts, the option also applies for a specified period proceeding the maturity date in which case, the sum assured and bonuses are reduced by specified factors and different guaranteed annuity rates apply.

Unitised life business

Unitised life business comprises single or regular premium endowment and whole life contracts under which a percentage of the premium is used to allocate units in one or more internal linked funds or on a participating basis. Some of this business is classified as insurance contracts, for example, Homeplan and With-Profits Bonds. Others are classified as investment contracts, for example Capital Investment Bonds.

The most significant options and guarantees under these contracts are the following:

- Participating contracts where, subject to specified conditions, it is guaranteed on death and maturity either that the unit price will rise at an annual rate of at least 3% a year or that the unit price will not fall, and, that there will be no UPA at maturity; and
- For participating bonds, it is guaranteed that no UPA will apply on regular withdrawals up to certain specified limits.

The death benefit under regular premium contracts is the greater of the bid value of units allocated and the sum assured under the contract. Some contracts also contain critical illness cover providing for payment of a critical illness sum assured on diagnosis of certain defined serious illnesses. Under single premium contracts, the death benefit equals 101% or 100.1% of the bid value of units depending on the type of contract and when it is taken out.

Under contracts effected in connection with house purchase the death benefit is guaranteed. Under other contracts, at any time after the first ten years, the Company may review the status of the contract and, if it deems it necessary, reduce the sum assured within the limits permitted.

Under some contracts effected in connection with house purchase, provided the original contract is still in force, the following options can normally be exercised at any time before the 55th birthday of the life assured:

- Future insurability option under which a new contract can be effected on then current premium rates, in connection with a further loan, up to the level of life and basic critical illness cover available on the original contract, without any further evidence of health; and
- Term extension option on then current premium rates under which the term of the contract may be extended by an integral number of years if the lender agrees.

Non unitised life business

The non-unitised business largely comprises single premium policies where the maturity value is linked to increases in the FTSE 100 Index subject to minimum maturity values established when the policies commenced. These bonds are classified as investment contracts.

The potential value of the minimum maturity values has been determined at amortised cost.

Conventional life business

Conventional business consists of single or regular premium endowment, whole life and term assurance contracts where guaranteed benefits are payable on death and, under some products, on permanent and total disability or on diagnosis of a critical illness. These contracts are classified as insurance contracts. Under participating contracts, regular bonuses may be added to the guaranteed sum assured over the term of the policy and, in addition, a final bonus may be paid on death and maturity. Certain endowment assurances have minimum surrender value provisions and minimum paid-up values.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

Annuities

This class of business consists of single premium contracts that provide guaranteed annuity payments and are classified as insurance contracts. The payments depend on the survival of a life or lives with or without a guaranteed period and may reduce on a specified death or increase each year at a predefined rate or in line with the increase in the UK Retail Price Index ("RPI").

For those annuities which increase at a predefined rate, the total liability at 31 December 2005 is £3,485 million and this represents about 30% of the total UK annuity business. These are valued on the regulatory basis with allowance for the predefined rate of increase.

If the market moves in line with the adverse Scenario II as shown in the Sensitivity Analysis, Note 22, (market value of equities -15%, change in property values -12.5%, change in yields on 15 year gilt fixed interest bonds of -17.5%) then the impact on the UDS from those annuities with a predefined rate of increase and the corresponding assets is £15 million, i.e. an increase in surplus.

There is a subset of annuities where the RPI-linked annuity payment cannot fall or is guaranteed to increase at a minimum rate; the majority of such annuities are those where the payment cannot fall.

The total liability at 31 December 2005 for RPI-linked annuities (including any guaranteed minimum rate of escalation) is £1,994 million and this represents about 17% of the total UK annuity business. These are valued on the regulatory basis with allowance for a positive rate of RPI escalation (greater than 0%).

The RPI annuities are backed by index-linked securities and so if the market moves in line with the adverse Scenario II as shown in the Sensitivity Analysis, then the impact on the UDS from these annuities is not significant.

However, if the rate of RPI increase is -1% for a year then for most RPI-linked annuities the payment would not fall and in these circumstances there would be an additional cost of approximately £1 million. If the rate of RPI increase continued negatively over a longer period then the cost would increase significantly.

For some participating deferred annuity policies, at maturity the annuity income can be converted to cash on guaranteed minimum terms.

The Participating Pension annuity is an annuity contract under which changes to the level of annuity are based on a rate of return declared by SLAC but reductions in the level of the annuity are limited.

1. (b) UK Insurance and investment contract liabilities – methods

Calculation of liabilities

The FSA's realistic reporting regime seeks to place a realistic and market consistent value on both assets and liabilities for participating insurance and investment contracts. In particular, the liabilities reflect discretionary benefits such as future bonuses as well as both the intrinsic value and the time value of options and guarantees and allow for possible future management actions. The assets include the value inherent in the existing in-force policies.

The realistic liabilities are based on the aggregate value of individual policy asset shares that reflect the actual premium, expense and charge history of each policy. For example, the investment return credited to the asset shares is consistent with the return achieved on the assets backing participating business; any mortality deductions are based on published mortality tables; for those asset shares on an expense basis, the allowance attributed to the asset share is, as far as practical, the appropriate share of the actual expenses; for those on a charges basis, the allowance is consistent with that for an equivalent unit-linked policy.

Other components of the realistic liability reflect policy-related liabilities such as policy guarantees, options and future bonuses, which are calculated using a stochastic model that simulates future investment returns, asset mix and bonus strategies. In this HFI, these liabilities also reflect the present value of future profits on non-participating insurance and investment contracts written in the participating fund.

The liabilities for non-participating conventional insurance contracts are calculated using the gross premium method. The method brings into account full premiums receivable under the contracts, estimated renewal and maintenance costs and contractually guaranteed benefits.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

The liabilities for annuity contracts are calculated by discounting the expected future annuity payments together with an appropriate estimate of future expenses at an assumed rate of interest derived from the yields on the underlying assets. The liabilities include allowances for changes to maximum pension limits due to expected changes in the UK pension regulations ("A-Day").

For contracts with guaranteed insurability options, the calculated liabilities have been subjected to minimum values on a contract-by-contract basis that exceed those required on the assumption that the options are foregone by those experiencing the select mortality of newly underwritten lives. For Lifetime Protection Series term assurance business, the liabilities include an allowance for whichever options the policyholder has exercised.

For unitised non-participating insurance contracts and investment contracts, the liability is based on the value of the underlying assets supporting the contracts. For non-unitised non-participating investment contracts, the liability is measured at amortised cost using the effective interest method. The effective interest rate is that which discounts estimated future cash flows through the expected life of the liability. The estimation of cashflows incorporates all contractual terms relating to the instrument.

Participating contracts allocations

Regular bonuses are declared at the discretion of the Board in accordance with SLAC's Regulations and are set at levels which aim to achieve a gradual build-up in guaranteed participating policy benefits whilst not unduly constraining investment freedom and the prospects for final bonuses. In setting these rates, the financial position (both current and projected) of SLAC is taken into account. Were it necessary, regular bonus rates would be set to zero. Regular bonus rates are set for each relevant class of participating policy and/or internal fund and reflect its characteristics, including any guaranteed rates.

For some contracts, final bonuses may also be paid. These bonuses are not guaranteed and can be withdrawn at any time.

The Board is not required by SLAC's Regulations to pay out, use, transfer or allocate any part of the available (or expected) surplus. The Board is entitled to decide that the whole or any part of the available (or expected) surplus be left in the fund.

Participating contracts payouts

SLAC's aim is that, subject to meeting all contractual obligations and maintaining adequate financial strength, payouts on a participating policy (including any final bonus applying) should fairly reflect the experience of SLAC applicable to such a policy, after any adjustments for smoothing.

When setting payout levels, SLAC seeks to ensure fair treatment between those participating policyholders who choose to withdraw and those who remain.

Asset shares are used as a tool to determine fair treatment. The calculation of asset shares varies between products, for example, calculations can be on the basis of representative policies or on an individual policy basis. The calculation of asset shares is described in more detail in SLAC's Principles and Practices of Financial Management ("PPFM").

The methodology and parameters used in payout calculations may, of necessity, involve some measure of approximation. SLAC reviews regularly the methodology and parameters used and sets parameters on bases appropriate for the participating class and/or internal fund concerned.

In normal circumstances, SLAC seeks to offer some smoothing of investment returns to participating policyholders at the time of claims due to maturity for life policies or for pension policies where SLAC has no right to reduce benefits as defined in the relevant contractual terms and conditions. SLAC may, at its discretion, also provide some smoothing of investment returns for death claims and some types of withdrawal at the time of payment. SLAC aims to operate smoothing of investment returns in such a way as to be neutral for participating policyholders as a whole over time. The Board monitors the anticipated cost of smoothing on a regular basis and, in some circumstances, it may be appropriate to reflect the costs in asset shares and/or adjust the approach to smoothing.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

When calculating asset shares, SLAC may, at its discretion, make fair deductions to reflect its assessment of the cost of guarantees. In April 2004, SLAC announced that it would take an allowance for the assessed costs of guarantees when determining final bonuses payable on claims, calculating policy switch values and calculating surrender and transfer values. These allowances vary between types of policies, reflecting the nature of the guarantees provided. This was in line with the intention to reflect the costs of guarantees, should they become significant, in the returns credited to participating policies. In the past, these costs had been relatively insignificant and had been met from the fund's capital. These allowances are kept under review.

If the Board considers it necessary then fair deductions may be taken from the asset shares of participating policies in order to maintain the inherited estate at a size appropriate for existing and future financial and business conditions and obligations.

It has been SLAC's practice to enhance payouts through the addition of discretionary amounts, known as benefits of mutuality. This practice was reviewed during 2004 and as a result it was announced that these discretionary payments would be reduced and that it was expected that these would be phased out over the two years from October 2004. Phasing out these payments will help protect the financial position of SLAC and balance the interests of all of SLAC's policyholders.

In assessing the affordability of payouts and, in particular, the degree to which SLAC should make discretionary adjustments to them (including, but not limited to, smoothing), the Board will look at the financial position of SLAC. The Board will take into account the existence of any regulatory capital issued by SLAC, its terms and conditions and the degree to which such regulatory capital is intended to be subordinated to SLAC's obligations to policyholders (including the requirement to treat customers fairly).

Mortgage endowment policies

SLAC announced in September 2000 that, subject to certain conditions being satisfied, it would top up the payouts at maturity on certain policies where there is a shortfall between the claim value and the mortgage amount originally targeted. One condition is that there is sufficient growth in the capital of SLAC for it to set aside regular provisions to meet possible top up payments. The provisions held by SLAC at 15 November 2003 were £393 million.

During 2004, SLAC concluded that the capital growth condition required for the Promise had not been met, and a detailed review of SLAC's financial position concluded that it would be in the best interests of SLAC, taking into account the interests of all its participating policyholders, not to make further provision unless and until the capital growth condition was actually met. Therefore no further provision was made for 2004.

An assessment of the appropriateness of the provision continues to be conducted annually. During 2005, SLAC again concluded that the capital growth condition had not been met and therefore no further provision has been made for 2005. It is SLAC's intention that the provisions already held will be used to provide top up payments to affected policyholders, as long as this is considered fair and prudent.

Provision has been made for potential compensation payments due to policyholders arising from SLAC's review of past sales of mortgage endowment policies.

The incidence and magnitude of payments will be influenced by the requirements of the FSA and by the actions of industry bodies and policyholders. It is therefore not possible to estimate with certainty the final costs which will arise.

1. (c) UK Insurance and investment contract liabilities – assumptions

Most guarantees on participating contracts and future bonuses are valued prospectively using a stochastic model, which generates future investment returns. Within the projections, allowance is made for future bonuses reflecting projected investment conditions and SLAC's PPFM. For guarantees on participating contracts not valued using the stochastic model, the liability is calculated by applying the ratio of guarantee costs to the asset share for the product most similar in nature with appropriate adjustments.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

The economic assumptions for the calculation of the PVFP on non-participating insurance and investment contracts are shown in the table below:

	FY 2005	FY 2004
Risk Discount Rate	6.72%-7.07%	7.35%
Investment returns		
Equities	4.22%	7.10%
Property	4.22%	7.10%
Fixed Interest – Gilts	4.19%-4.22%	4.55%-4.59%
Fixed Interest – Corporate	4.22%-4.87%	5.17%-5.35%
Expense Inflation	3.83%	3.80%
RPI	2.85%	2.80%

The table above shows the changes in the basis between FY 2005 and FY 2004. The FY 2005 risk discount rate is calculated on a market-consistent basis and is set equal to the risk free rate plus a margin to allow for the non-market risks inherent in the cashflows being discounted.

The investment returns for FY 2005 are the risk free rate of return that is used to value the non-participating business on a market-consistent basis.

The non-economic assumptions include expenses, mortality and withdrawals.

The expense and mortality assumptions are best estimate assumptions determined from SLAC's recent analyses. They are consistent with the assumptions for non-participating insurance contracts with the explicit margins for prudence removed.

A withdrawal investigation is carried out each year and assumptions are set with reference to recent levels taking into account any trends evident. However, in general the results for participating business are not particularly sensitive to the overall level of withdrawals. For non-participating business, appropriate allowances are made for withdrawals only where this would lead to an increase in the insurance and investment contract liabilities.

For non-participating insurance contracts, the assumptions used to determine the liabilities are updated at each reporting date to reflect the latest experience. Material judgment is required in calculating these liabilities and, in particular, in the choice of assumptions about which there is uncertainty over future experience. These assumptions are determined as appropriate estimates at the date of valuation. The basis is considered prudent in each aspect. In particular, options and guarantees have been provided for on prudent bases and no credit is taken for possible beneficial effects on liabilities of voluntary withdrawals.

The principal assumptions for the main UK non-participating insurance contracts are as follows:

Valuation interest rates

The valuation interest rates used are determined in accordance with the FSA Integrated Prudential Sourcebook.

The process used to determine the valuation interest rates used in the calculation of the liabilities comprises three stages: determining the current yield on the assets held after allowing for risk and tax, hypothecating the assets to various types of policy and determining the discount rates from the hypothecated assets.

For equity assets, the current earnings and dividends are considered and, if necessary, a deduction is made to reflect sustainability. Similarly, a deduction to the yields on property assets is made, where necessary, to allow for the possibility of rental defaults. For corporate bonds, a deduction is made for the risk of default. The yield for each category of asset is taken as the average adjusted yield weighted by the market value of each asset in that category.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

The valuation interest rates used are:

Non-participating	FY 2005	FY 2004
1. Assurances		
Pensions	3.75%	4.25%
Other	3.00%	3.25%
2. Annuities		
Individual/Group		
- life	4.00%	4.25%
- pension	4.50%	4.90%
- linked to RPI	1.30%	1.70%

Mortality rates

The future mortality assumptions are based on historical experience with an allowance for future mortality improvement in annuities. SLAC's own mortality experience is regularly assessed and analysed, and the larger industry-wide investigations are also taken into account.

Mortality tables used	FY 2005	FY 2004
1. Assurances	AM92 ult – 3.5 years	AM92 ult – 4 years
2. Annuities		
Individual and group in deferment	AM92 ult – 3.5 years	AM92 ult – 4 years
Individual after vesting	103% IMA 92 M04 / 105% IFA 92 M04	73% IMA92 C10 ult / 89% IFA92 C10 ult
Group after vesting	104% PMA 92 M04 / 123% PFA 92 M04	80% PMA92 C10 ult / 91% PFA92 C10 ult

A significant assumption is the rate at which future mortality is expected to improve for annuitants. The mortality improvement factors assumed for the males are in line with the projection basis underlying the above tables published by the CMI with a minimum improvement of 1.5% per annum. The improvement factors assumed for females also reflect the projection basis underlying the above tables published by the CMI but to a lesser extent and with a different underpin.

Expenses

The assumptions for future policy expense levels are determined from SLAC's recent expense analyses. No allowance has been made for potential expense improvement, and the costs of projects to improve expense efficiency have been ignored. The assumed future expense levels incorporate an annual inflation rate allowance of 3.83% for UK business derived from the expected RPI implied by current investment yields and an additional allowance for earnings inflation.

For non-participating immediate and deferred annuity contracts, an expense loading is made in respect of renewal expenses, an explicit allowance is made for termination expenses and an implicit allowance is made for fund management expenses, by reducing the valuation rate used.

For conventional non-participating insurance contracts, an explicit allowance for renewal and termination expenses is included in the liabilities. An allowance for investment expenses is reflected in the valuation rate of interest.

In calculating the liabilities for unitised life contracts, the administration expenses are assumed to be identical to the expense charges made against each policy. Similar assumptions are made, where applicable, in respect of mortality, morbidity and the risk benefit charges made to meet such costs.

2. (a) Canadian business – terms

Annuities

These contracts are similar to those issued in the United Kingdom and provide a guaranteed annuity payment based on the survival of a life or for a specified period. The majority of the portfolio are life contingent annuities and are classified as life insurance. However there are some term certain annuities classified as investment contracts. Most of the annuity portfolio is written on a non-participating basis. The benefits may increase each year at a pre-defined rate or in line with increases in the Canadian Consumer Price Index ("CPI") and will not decrease in periods of deflation.

For those annuities which increase at a predefined rate, the total liability at 31 December 2005 was £389 million and these represent about 11% of the total Canadian annuity business. The liability for annuities linked to CPI-index is approximately £265 million. This represents about 7% of the total Canadian annuity business.

The annuity liabilities, including these guarantees, are valued using CALM. The value held is the maximum of various economic scenarios including changes in the interest rate environment and inflation rates. For CPI-linked annuities, a 1% increase in the CPI would increase liabilities by £7 million. However, inflation risk on these annuities is managed with assets linked to inflation.

Universal Life insurance

The main Universal Life product is named Perspecta and is a non-participating life insurance product. Perspecta contracts are whole life assurance contracts, under which premiums may be invested on both an index-linked and non-linked basis. Premiums invested on a non-linked basis are placed on deposit at rates of interest guaranteed for periods from 1 day to 20 years. The rate offered is determined with reference to the financial conditions at the time of premium payment. The contract provides life cover and, in addition, on death, the value of the index-linked funds is guaranteed never to be less than 75% of premiums deposited into those funds, adjusted for expense charges and any withdrawals. The liability for these policies was £425 million at 31 December 2005.

Perspecta contracts issued up to November 2003 provided the following interest rate guarantees:

- 0% for the Daily Interest Fund.

For each term investment fund ("TIF"), the greater of 90% of the Government of Canada Bond rate for the same term, less 1.75%, and:

- 0% for the 1-year TIF;
- 1% for the 3-year TIF;
- 2% for the 5-year TIF; and
- 3% for the 10, 15 and 20-year TIF.

Furthermore, it was guaranteed that at least one TIF at a minimum guaranteed interest rate of 3% would be offered as long as the policy is in force.

Perspecta contracts issued after November 2003 provide lower interest rate guarantees for terms of at least 3 years, there is no guarantee that a term with a 3% minimum guaranteed rate will be offered and the TIF investment option can be withdrawn.

In addition, on all Perspecta policies, the value of the investment account may increase on guaranteed terms at specified policy anniversaries. The level of increase depends upon various conditions, including when the contract was effected.

Perspecta policyholders have the option to switch into TIFs some or all of their investments in the other investment options and can increase their premiums up to statutory limits. The guarantees that then apply are those set when the contract was effected.

These options and guarantees are valued using the Canadian regulatory basis. Under this basis, the actuarial liabilities provide for the sensitivity of the liabilities to changes in the interest rate environment by scenario testing. A reduction of 0.50% in the yields curve would increase the value of the guarantee to £24 million. At 31 December 2005, the liability for all the TIFs (i.e. pre and post November 2003) was £59 million.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

Accumulation contracts

This category comprises savings products that are classified as non-participating investment contracts. The major individual product is Ideal Solution for Savings and the major group product is SLX. Deposits can be invested on a non-linked basis at guaranteed interest rate for a given period. New market conditions apply if the plan renews after maturity.

Also included in this category are unit-linked products sold on an individual or group basis. The individual product is non-participating and offers a death benefit guarantee of the greater of the fund value and 100% of the net deposits.

Provided that the monies have been invested for a minimum of 10 years, the maturity benefit is the greater of the fund value and 75% of deposits at the annuity commencement date less any cash values previously paid out. Otherwise the maturity benefit is the fund value. The cost of the guarantee has been calculated in accordance with local regulations and results in no provision being required.

The group version of this product differs in that it does not offer a guarantee upon death or maturity.

Registered Retirement Income Fund ("RRIF") and Life Income Fund ("LIF") products

RRIF and LIF products are non-participating investment account contracts into which single premiums are invested on a linked or non-linked basis. Non-linked premiums are placed on deposit at rates of interest guaranteed for a selected term. The rate offered depends on financial conditions at the time of deposit. Proceeds at the end of a guarantee period may be reinvested at the then current rates. Regular withdrawals are made from the account to provide an income during retirement. The policyholder may vary the amounts withdrawn subject to the regulatory minimum. The unit-linked version offers guarantees on death and maturity similar to the individual product described above.

Conventional life business

Conventional business consists of participating or non-participating single or regular premium endowment, whole life and term assurance contracts where the guaranteed benefit is payable on death. Participating whole life and endowment assurance contracts contain scales of minimum guaranteed surrender values and paid-up policy amounts. Participating whole of life contracts issued prior to 1985 include a guaranteed annuity rate option where the lump sum death benefit can be converted into an annuity on guaranteed terms or retained by SLAC whereupon the value accumulates at an annual interest rate of at least 2.5%. For some participating whole life policies it is guaranteed that the interest on policy loans will not exceed 6%. There are some participating policies where it is guaranteed that the annual interest rate credited will be at least 4%.

2. (b) Canadian business – methods

The liabilities for participating insurance contracts are calculated on a realistic basis consistent with the methodology and assumptions used to calculate liabilities for the UK participating business.

The liabilities in respect of non-participating business are determined in accordance with methods prescribed by Canadian regulations, adjusted where appropriate to comply with UK accounting principles.

Under Canadian regulations, liabilities are determined according to CALM. SLAC's assets and liabilities are projected under a number of different economic scenarios. These scenarios include the current yield curve as at the valuation date and a number of various rising and falling interest rate environments. Under each scenario the assets required to support the liabilities are the value of assets which will achieve zero surplus at the end of the projection period. The liability is set equal to greatest value across all scenarios of the required assets.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

2. (c) Canadian business – assumptions

The Canadian economic environment at 31 December 2005 is used to determine the expected interest rates for the current valuation. The expected experience scenario of risk-free rates is derived from the yield curve of Canadian federal bonds at that date, as summarised below:

Yield curve – by duration	FY 2005	FY 2004
6 months	3.65%	2.54%
1 year	3.91%	2.69%
2 years	3.81%	3.00%
3 years	3.84%	3.20%
5 years	3.89%	3.68%
7 years	3.92%	4.00%
10 years	3.94%	4.31%
20 years	4.07%	4.74%
30 years	4.02%	4.85%

The following table shows the other key investment returns used in the asset and liability projections under CALM:

Investment returns	FY 2005	FY 2004
Equities	7.00%	7.04%
Property	6.91%	6.91%

These investment returns are net of investment expenses and are prudent assumptions as they include risk margins determined in line with Canadian standards of practice. A further drop in the asset values of 30% for equities and 25% for property is applied to allow for adverse deviations in projecting cash flows for non-fixed income assets.

Mortality assumptions have a significant impact on the liabilities and are shown below:

Mortality tables used	FY 2005	FY 2004
1. Assurances		
Perspecta Universal Life and Term Life	65%-120% of base table (where base table is 71%-83% of CIA 86-92)	65%-120% of base table (where base table is 75%-85% of CIA 86-92)
Participating and non-participating Life, closed to new business	69%-83% of CIA 86-92	65%-85% of CIA 86-92
2. Annuities		
Individual – after vesting	86%-88% of IAM83M / IAM83F with projection scale AA	87%-92% of IAM83M / IAM83F with projection scale AA
Group – after vesting	75%-124% of GAM83M / GAM83F with projection scale AA	77%-124% of GAM83M / GAM83F with projection scale AA

Mortality assumptions are derived from studies performed during 2004 and 2005 using a blend of industry and SLAC's own experience. The rates are expressed as a percentage per the tables shown. For assurance business, the percentages vary depending on the underwriting classification and the duration of the contracts. For annuity business, the percentages vary depending on whether the contract is in payout or in deferment, and on the gender of the annuitant.

Margins for adverse deviation are added and vary depending on the nature of the products and the strength of the underwriting criteria. These margins are consistent with Canadian actuarial standards of practice for use in local regulatory reporting.

3. European Business – terms, methods and assumptions

Republic of Ireland

The contracts issued in the Republic of Ireland have features similar to those in the United Kingdom. The contracts issued are mainly participating business. The options and guarantees are also similar to those in

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

the United Kingdom, including guaranteed sums assured on some conventional life business, no UPAs at maturity or on regular withdrawals on some unitised participating contracts and guaranteed annuity options on some pension business.

The liabilities are calculated using a methodology and basis consistent with the UK approach but using assumptions appropriate to the market.

The value of options and guarantees on the Irish business are measured using a methodology consistent with the United Kingdom. However, the basis used is calibrated for the Irish market.

Germany

The contracts issued in Germany mainly consist of unitised participating endowment assurances and deferred annuities, under which a percentage of each premium is applied to purchase units in the German with-profits fund. Certain unit prices in the German with-profits fund are guaranteed not to decrease. The death benefit under endowment assurances is the greater of the sum assured on death or 105% of the current surrender value. The death benefit under deferred annuities is the greater of the sum assured on death, 100% of the current surrender value and, for regular premium paying contracts and certain single premium contracts, a refund of premiums.

Provided all premiums have been received to date, the maturity value, and for certain contracts the surrender benefits, are subject to guaranteed minimum amounts. For some participating unitised policies, it is guaranteed that there will be no UPA on claims on or after the surrender option date. Some of these policies guarantee that the premium required for a given level of benefit will not exceed a specified amount. Deferred annuities have a guaranteed annuity at the selected benefit date and the annuity start date. In addition, certain contracts are subject to guaranteed annuity amounts.

The liabilities are calculated using a methodology basis consistent with the UK approach but using assumptions appropriate to the markets.

The value of options and guarantees on the German business is measured using a methodology consistent with the United Kingdom. However, the basis used is calibrated for the German market.

4. Healthcare business – terms, methods and assumptions

The contracts issued by Standard Life Healthcare mainly consist of individual and corporate private medical insurance products that include a range of benefit options. All contracts are written on an annual renewal basis and accordingly are accounted for on an annual premium income basis. A provision for unearned premiums is calculated on a daily basis as the most accurate method for calculating the proportion of premium accounted for in periods up to the accounting date that is attributable to subsequent periods.

Claims incurred comprise claims paid in the year and changes in the provision for outstanding claims, whether reported or not, together with any other adjustment to claims from previous years.

Outstanding claims comprise provisions for the claims incurred up to, but not paid at, the Balance Sheet date, whether reported or not.

Commission payable is deferred on the same basis as unearned premiums.

5. Reinsurance – terms, methods and assumptions

The Group limits its exposure to loss within insurance operations through participation in reinsurance arrangements. The majority of the business ceded is placed on a quota-share basis with retention limits varying by product line and territory. Amounts recoverable from reinsurers are estimated in a manner consistent with the methods and assumptions used for ascertaining the underlying policy benefits and are presented in the Balance Sheet as reinsurance assets.

20. Insurance contract liabilities, investment contract liabilities and reinsurance assets–terms, assumptions and methods (continued)

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

The Group is not dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any reinsurance contract.

21. Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets

Participating insurance contract liabilities primarily include conventional life assurance and pension products and unitised life (With-Profit Bonds and Homeplan).

Non-participating insurance contract liabilities consist primarily of conventional term assurances (Lifetime Protection Series or LPS), life contingent annuities, Perspecta Universal Life in Canada, and a small amount of linked Homeplan business.

Participating investment contract liabilities include unitised pension products, both individual and group, including self-invested personal pensions.

Non-participating investment contract liabilities consist primarily of unit-linked business, including Investment Bonds (Capital Investment Bonds), non-linked bonds, including Canadian Ideal Solution for Savings and SLX, and term certain annuities.

(a) The movement during the year in insurance contract liabilities, participating investment contract liabilities and reinsurance assets is as follows:

	Participating insurance contract liabilities	Non-participating insurance contract liabilities	Participating investment contract liabilities	Total insurance and participating contracts	Reinsurers share of liabilities (reinsurance asset)	Net 2005
	£million	£million	£million	£million	£million	£million
At 1 January 2005	**18,264**	**18,854**	**15,929**	**53,047**	**(617)**	**52,430**
Expected change	(430)	(275)	(161)	(866)	(62)	(928)
Methodology/modelling changes	202	(46)	(71)	85	22	107
Effect of changes in:						
Economic assumptions	336	679	336	1,351	(12)	1,339
Non-economic assumptions	(95)	186	(66)	25	(46)	(21)
Effect of:						
Economic experience	1,131	342	931	2,404	(28)	2,376
Non-economic experience	205	(62)	1,062	1,205	29	1,234
New business	30	781	152	963	(15)	948
Total change in insurance contract liabilities	**1,379**	**1,605**	**2,183**	**5,167**	**(112)**	**5,055**
Foreign exchange adjustment	(10)	699	(36)	653	(50)	603
At 31 December 2005	**19,633**	**21,158**	**18,076**	**58,867**	**(779)**	**58,088**

Economic assumptions reflect changes in fixed income yields, leading to lower valuation rates on non-participating business, and other market movements. Experience changes in 2005 primarily represent higher than expected investment returns, increasing the participating liabilities.

Non-economic assumptions cover mortality, persistency and expenses. Experience changes in 2005 primarily represent lower than expected claims (including deaths, surrenders, maturities and lapses).

Changes in methodology and models include refinement of the realistic liability models, including enhanced modelling of the cost of guarantees for Germany.

21. Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets (continued)

(b) Change in the present value of future profits on non-participating contracts:

	FY 2005
	£million
At 1 January 2005	**1,041**
Expected change, including unwind of discount	(25)
Methodology/modelling changes	303
Effect of changes in economic and non-economic assumptions	(122)
Effect of economic and non-economic experience	88
New business	244
Foreign exchange adjustment	(1)
At 31 December 2005	**1,528**

(c) Change in non-participating investment contract liabilities:

	Non-participating investment contract liabilities
	£million
At 1 January 2005	**30,597**
Contributions	6,952
Initial charges and reduced allocations	(7)
Account balances paid on surrender and other terminations in the year	(3,407)
Investment return credited and related benefits	5,996
Foreign exchange adjustment	913
Other	71
Recurring management charges	(186)
At 31 December 2005	**40,929**

Refer to Note 31 – Risk Management policies for an indication of the term to contracted maturity/repricing date for insurance and investment contract liabilities. Reinsurance contracts are generally structured to match liabilities on a class of business basis. This has a mixture of terms. The reinsurance assets are therefore broadly expected to be realised in line with the settlement of liabilities (as per the terms of the particular treaty) within a reinsured class of business.

22. Impact of assumption changes on UDS

The UDS and the value of corresponding assets and liabilities depend on a number of key assumptions and any variation in these assumptions could significantly change the unallocated divisible surplus – this is illustrated in the tables in this Section.

The subordinated debt and the SMAs are valued in these statements on an amortised cost basis and so are independent of assumptions. The value of these will vary with exchange rates.

Changes in assumptions which impact insurance and investment contract liabilities could impact the UDS. Whether and how much of an impact each change has depends on the methodology and key assumptions of the liability.

For participating business, the liability calculated on a realistic basis consists primarily of the inherent value in the policy (for example, the asset share), and the assets supporting it, which are not impacted by changes to non-economic assumptions such as mortality, lapses and expenses. However, other components of the realistic liability, such as policy guarantees, options and future bonuses, are impacted by changes in these assumptions.

Four key assumptions in the calculation of non-participating insurance contract liabilities are mortality, interest rates, expenses and lapse/withdrawal rates.

Mortality

For non-participating business, the main insurance risk results from changes in mortality. The risk depends on the assumptions made and the type of contract involved. The mortality rates are based on published

22. Impact of assumption changes on UDS (continued)

mortality tables, adjusted to reflect actual, and expected future, experience. If mortality rates were assumed to be lower this would lead to an increase in the insurance contract liability for annuities and a decrease in that for assurance.

Valuation interest rates

For non-participating business, the valuation interest rates used to discount liabilities are determined in accordance with the FSA Integrated Prudential Sourcebook. The valuation interest rates are determined with reference to market rates and so changes in the market rates will impact the value of both assets and liabilities.

Expenses

For non-participating business, the current level of expenses adjusted for inflation is taken as the appropriate expense base. An increase in the level of expenses would result in fewer assets being available to meet obligations and so would reduce the unallocated surplus.

Withdrawal and lapse rates

For non-participating business, although lapses and withdrawals prior to the original contract end date do impact on the timing of the Group's cash flows, the value placed on non-participating liabilities is mostly independent of these considerations. This is because the values represent the greater of the prospective reserve or the surrender value (withdrawal value).

For participating policies (both insurance and investment contracts), the realistic value includes an explicit assumption for lapses and withdrawals. The Group's PPFM state that, when setting payouts, SLAC will seek to ensure fair treatment between those participating policyholders who choose to withdraw and those who remain, so changes in volumes of withdrawals do not necessarily impact on the Group's available capital.

The table below demonstrates the effect of changes in key assumptions, including market movement, on the UDS whilst other assumptions remain unchanged. Only first order effects are shown.

The market movement scenarios affect the value of both asset and liabilities, whereas the other movements only impact the liabilities. The change in the liabilities allowing for Scenario I is £305 million and under Scenario II is £(156) million.

Sensitivity analysis – Insurance Contracts	FY 2005 Change in assumption	FY 2005 Impact on unallocated divisible surplus
	%	£million
Insurance contracts (direct written and reinsurance accepted):		
Market movement (see note below)	Scenario I	352
	Scenario II	(293)
Expense assumptions	+ 10%	(95)
	- 10%	87
Morbidity/mortality assumptions	+ 10%	280
	- 10%	(345)
Withdrawal and lapse rate assumptions	+ 10%	19
	- 10%	(27)
Reinsurance contracts (ceded):		
Market movement (see note below)	Scenario I	(9)
	Scenario II	10
Expense assumptions	+ 10%	4
	- 10%	(4)
Morbidity/mortality assumptions	+ 10%	158
	- 10%	(163)
Withdrawal and lapse rate assumptions	+ 10%	(4)
	- 10%	4
Net insurance contracts:		
Market movement (see note below)	Scenario I	343
	Scenario II	(283)
Expense assumptions	+ 10%	(91)
	- 10%	83
Morbidity/mortality assumptions	+ 10%	438
	- 10%	(508)
Withdrawal and lapse rate assumptions	+ 10%	15
	- 10%	(23)

22. Impact of assumption changes on UDS (continued)

Sensitivity analysis – Investment Contracts	FY 2005 Change in assumption	FY 2005 Impact on unallocated divisible surplus
	%	£million
Participating investment contracts:		
Market movement (see note below)	Scenario I	205
	Scenario II	(291)
Expense assumptions	+ 10%	(45)
	- 10%	45
Morbidity/mortality assumptions	+ 10%	–
	- 10%	–
Withdrawal and lapse rate assumptions	+ 10%	(4)
	- 10%	5
Non-participating investment contracts:		
Market movement (see note below)	Scenario I	(10)
	Scenario II	11
Expense assumptions	+ 10%	–
	- 10%	–
Morbidity/mortality assumptions	+ 10%	–
	- 10%	–
Withdrawal and lapse rate assumptions	+ 10%	–
	- 10%	–

Market movement note

Since unallocated divisible surplus is impacted by economic conditions, two scenarios are considered reflecting the movement in the underlying asset values in the analysis. Scenario I allows for the combined impact of three components – a change in market value of equities of +15%, a change in property values of +12.5% and a change in yields on 15-year gilt fixed interest bonds of +17.5% and Scenario II allows for the negative combination of these changes. These changes do not impact the various valuation interest rates to the same extent but can be broadly translated to a +/- 0.75% change in valuation interest rates where applicable. It has also been assumed that the valuation interest rates have moved in line with the movements in asset values.

This movement is similar in nature to the risk capital margin calculation required by the FSA. This calculation allows for certain management actions and for consistency, allowance for these actions, is also included in this analysis.

In calculating the above figures the following main management actions have been assumed for participating business:

- Regular bonuses are modelled dynamically, where the decision algorithm allows for the projected affordability of the bonuses in the portfolio and takes into account policyholders' reasonable expectations with respect to movements in the regular bonus rates over time.
- Investment mixes are dynamically controlled within the model. Fixed interest assets are assumed to be held broadly reflecting the nature of the underlying liabilities. Exposure to equities and property is gradually reduced as adverse scenarios unfold.
- Additional payments from the capital set aside under the Mortgage Endowment Promise may cease under certain adverse conditions, with payment only being resumed once the capital growth condition under the Promise had been met.
- The size of the deduction for guarantees taken from asset shares currently varies depending on the business being valued. However under stressed conditions it is assumed that an additional uniform deduction would be applied to all relevant contracts subject to certain limitations to reflect the loss arising under such conditions.

It should be noted that these sensitivities are non-linear and larger or smaller impacts should not be derived from these results. Also, it should be noted that the sensitivity analysis represents a snap shot of the impact that the changes in assumptions can have.

The sensitivity analysis does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs. Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk.

23. Movement in components of unallocated divisible surplus, net assets attributable to unitholders and minority interest

	Notes	Revaluation of land and buildings	Cashflow Hedges	Foreign currency translation	Other components not separately recognised in income	Total income/(expense) not separately recognised in the income statement	Total income/(expense) recognised in the income statement	Profit/(loss) attributable to shareholders	Unallocated divisible surplus	Net assets attributable to unit holders	Minority interest	Total
		FY 2005										
		£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Beginning of period		16	–	(89)	3,751	3,678	–	–	3,678	77	250	4,005
Total income/expense not recognised in the income statement during the period:												
Revaluation of land and buildings	13	11	–	–	–	11	–	–	11	–	–	11
Exchange differences on translating foreign operations		–	–	76	–	76	–	–	76	10	(3)	83
Attributable to Policyholders		11	–	76	–	87	–	–	87	10	(3)	94
Fair value losses on cash flow hedges		–	(4)	–	–	(4)	–	–	(4)	–	–	(4)
Actuarial gains on defined benefit pension schemes	26	–	–	–	22	22	–	–	22	–	–	22
Exchange differences on translating foreign operations		–	–	142	–	142	–	–	142	–	–	142
Other		–	–	–	1	1	–	–	1	–	–	1
Attributable to Shareholders		–	(4)	142	23	161	–	–	161	–	–	161
Total income/expense not recognised in the income statement during the period		11	(4)	218	23	248	–	–	248	10	(3)	255
Transfer to unallocated divisible surplus		–	–	–	–	–	871	–	871	–	–	871
Profit/(loss) attributable to Shareholders		–	–	–	–	–	–	30	30	–	–	30
Change in liability for third party interest in consolidated funds		–	–	–	–	–	–	–	–	43	–	43
Increase in net assets attributable to minority interest		–	–	–	–	–	–	–	–	–	83	83
Net contributions during the year		–	–	–	–	–	–	–	–	246	24	270
Contributions to subsidiary holdings		–	–	–	–	–	–	–	–	–	33	33
Distributions from subsidiary holdings		–	–	–	–	–	–	–	–	(3)	(47)	(50)
Transfer to associate status		–	–	–	–	–	–	–	–	(15)	–	(15)
At 31 December 2005		27	(4)	129	3,774	3,926	871	30	4,827	358	340	5,525

23. Movement in components of unallocated divisible surplus, net assets attributable to unitholders and minority interest (continued)

	Notes	Revaluation of land and buildings	Cashflow Hedges	Foreign currency translation	Other components not separately recognised in income	Total income/(expense) not separately recognised in the income statement	Total Income/(expense) recognised in the income statement	Profit/(loss) attributable to share-holders	Unallocated divisible surplus	Net assets attributable to unit holders	Minority interest	Total
	FY 2004											
		£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Beginning of period		–	5	–	4,887	4,892	–	–	4,892	50	139	5,081
Total income/expense not recognised in the income statement during the period:												
Revaluation of land and buildings	13	16	–	–	–	16	–	–	16	–	–	16
Exchange differences on translating foreign operations		–	–	(50)	–	(50)	–	–	(50)	–	–	(50)
Attributable to Policyholders		16	–	(50)	–	(34)	–	–	(34)	–	–	(34)
Fair value losses on cash flow hedges transferred to income statement	16	–	(5)	–	–	(5)	–	–	(5)	–	–	(5)
Actuarial gains on defined benefit pension schemes	26	–	–	–	(42)	(42)	–	–	(42)	–	–	(42)
Exchange differences on translating foreign operations		–	–	(43)	–	(43)	–	–	(43)	(2)	2	(43)
Aggregate tax effect of items not recognised in the Income Statement		–	–	–	4	4	–	–	4	–	–	4
Attributable to Shareholders		–	(5)	(43)	(38)	(86)	–	–	(86)	–	–	(86)
Total income/expense not recognised in the income statement during the period		16	(5)	(93)	(38)	(120)	–	–	(120)	–	–	(120)
Effect of FRS 27	40	–	–	4	(1,155)	(1,151)	–	–	(1,151)	–	–	(1,151)
Tax effect of adoption of FRS 27	40	–	–	–	72	72	–	–	72	–	–	72
Transfer to unallocated divisible surplus		–	–	–	–	–	441	–	441	–	–	441
Profit/(loss) attributable to Shareholders		–	–	–	–	–	–	(456)	(456)	–	–	(456)
Change in liability for third party interest in consolidated funds		–	–	–	–	–	–	–	–	16	–	16
Increase in net assets attributable to minority interest		–	–	–	–	–	–	–	–	–	33	33
Transfer to subsidiary status		–	–	–	–	–	–	–	–	–	50	50
Contributions to subsidiary holdings		–	–	–	–	–	–	–	–	–	32	32
Distributions to subsidiary holdings		–	–	–	–	–	–	–	–	–	(6)	(6)
Transfer on consolidation of Unit Trusts		–	–	–	–	–	–	–	–	13	–	13
At 31 December 2004		16	–	(89)	3,766	3,693	441	(456)	3,678	77	250	4,005

24. Borrowings

	Notes	FY 2005	FY 2004
		£million	£million
Certificates of deposit, commercial paper and medium term notes	24(a)	1,963	2,221
Securitisations	24(b)	4,025	3,204
Bank overdrafts	19	105	144
Other		140	132
Total borrowings		**6,233**	**5,701**

(a) Certificates of deposit, commercial paper and medium term notes

The Group has issued sterling-denominated certificates of deposit into the UK market. The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V., a wholly owned subsidiary of Standard Life Bank. Standard Life Bank has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2 billion and €4 billion in relation to the US commercial paper and Euro commercial paper programmes, respectively, and €4 billion in respect of the medium term note programme. Generally, borrowings are short term variable rate instruments.

	Average interest rates		Carrying amount	
	FY 2005	FY 2004	FY 2005	FY 2004
			£million	£million
Due within 1 year				
Standard Life Bank certificates of deposit – GBP	4.45%	4.80%	789	933
Standard Life Funding B.V. Commercial Paper – GBP	4.60%	4.90%	196	30
Standard Life Funding B.V. Commercial Paper – USD	4.43%	2.40%	440	150
Standard Life Funding B.V. Commercial Paper – JPY	0.09%	–	20	–
Standard Life Funding B.V. Commercial Paper – EUR	2.45%	2.20%	341	515
Standard Life Funding B.V. Medium term notes – GBP	5.60%	5.00%	15	201
Standard Life Funding B.V. Medium term notes – USD	4.58%	–	58	–
Standard Life Funding B.V. Medium term notes – EUR	–	2.30%	–	211
			1,859	**2,040**
Due between 1 and 5 years				
Standard Life Funding B.V. Medium term notes – GBP	4.80%	5.20%	12	27
Standard Life Funding B.V. Medium term notes – USD	–	2.60%	–	52
Standard Life Bank certificates of deposit – GBP	4.54%	4.90%	5	15
			17	**94**
Due after 5 years				
Standard Life Funding B.V. Medium term notes – EUR	2.70%	2.40%	83	87
Standard Life Funding B.V. Medium term notes – GBP	4.63%	–	4	–
			87	**87**
Total certificates of deposit, commercial paper and medium term notes			**1,963**	**2,221**

The carrying amounts disclosed above reasonably approximate the fair values as at the year-end.

(b) Securitisations

Loans are issued by the Group which are secured by mortgages subject to securitisation (Note 15). Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities. The issue of mortgage-backed floating rate notes by the special purpose entities has funded the purchase of the mortgages. SLAC and its subsidiaries are not obliged to support any losses suffered by the noteholders and do not intend to provide such support. The notes were issued on the basis that noteholders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose entities including funds due from customers in respect of the securitised mortgages, are sufficient and that noteholders have no recourse whatsoever to SLAC or its subsidiaries. This has been clearly stated in the legal agreements with noteholders.

24. Borrowings (continued)

The mortgage backed floating rate notes at year-end are as follows:

	Average interest rates		Carrying amount	
	FY 2005	FY 2004	FY 2005	FY 2004
			£million	£million
Lothian Mortgages No. 1 PLC – USD – Maturity 2017	4.62%	2.40%	215	252
Lothian Mortgages No. 1 PLC – GBP – Maturity 2035	5.09%	5.30%	570	568
Lothian Mortgages No. 2 PLC – USD – Maturity 2018	–	2.30%	–	80
Lothian Mortgages No. 2 PLC – GBP – Maturity 2038	4.93%	5.10%	202	201
Lothian Mortgages No. 2 PLC – USD – Maturity 2038	4.56%	2.30%	333	382
Lothian Mortgages No. 2 PLC – EUR – Maturity 2038	2.62%	2.50%	522	537
Lothian Mortgages No. 3 PLC – USD – Maturity 2019	4.49%	2.30%	295	400
Lothian Mortgages No. 3 PLC – GBP – Maturity 2039	4.95%	5.30%	786	784
Lothian Mortgages No. 4 PLC – USD – Maturity 2006	4.41%	–	57	–
Lothian Mortgages No. 4 PLC – EUR – Maturity 2040	2.33%	–	476	–
Lothian Mortgages No. 4 PLC – GBP – Maturity 2040	4.81%	–	569	–
Total securitisations			**4,025**	**3,204**

25. Subordinated liabilities

	FY 2005	FY 2004
	£million	£million
Subordinated guaranteed bonds		
6.75% £500,000,000 Fixed rate perpetual reset subordinated guaranteed bonds	505	505
6.375% €750,000,000 Fixed/floating rate subordinated guaranteed bonds 2022	527	542
Subordinated members' accounts		
6.546% £300,000,000 Mutual Assurance Capital Securities	319	299
5.314% €360,000,000 Mutual Assurance Capital Securities	260	254
Subordinated notes		
6.14% £265,000,000 Fixed rate undated subordinated notes	267	–
Total subordinated liabilities and members' accounts	**1,878**	**1,600**

Subordinated guaranteed bonds

The 6.75% Sterling Fixed rate perpetual reset subordinated guaranteed bonds and the 6.375% Euro Fixed/floating rate subordinated guaranteed sterling bonds 2022 were issued on 12 July 2002 by SL Finance PLC, a wholly-owned subsidiary of SLAC. The payment of principal and interest in respect of the bonds has been irrevocably and unconditionally guaranteed by SLAC. The claims of the bondholders to payment under the subordinated guarantee will rank below the claims of all senior creditors of SLAC including policyholders.

The Sterling bonds are redeemable at par at the option of the issuer on 12 July 2027 and on every fifth anniversary thereafter. If the Sterling bonds are not redeemed on 12 July 2027, the interest rate payable will be reset to 2.85% over the gross redemption yield on the appropriate 5-year benchmark gilt on the reset date plus a margin of 2.25%.

The Euro bonds are redeemable at par at the option of the issuer on 12 July 2012 and on any interest payment date thereafter until maturity. From 12 July 2012, the Euro bonds will bear interest quarterly in arrears at a floating rate determined by the 3 month Euro deposit rate.

Subordinated members' accounts

During 2004, SL MACS PLC and SL MACS (No.2) PLC (the "Issuers"), subsidiaries of SLAC, raised finance through the issue of Mutual Assurance Capital Securities ("MACS"). The MACS are perpetual securities of the Issuers and, as such, have no fixed date for redemption. The gross proceeds of the issue of MACS were made available to SLAC pursuant to two Subordinated Members' Account ("SMA") agreements between SLAC and the Issuers. The obligations of SLAC under the SMA agreements constitute direct, unsecured and, save as to subordination, unconditional obligations of SLAC. The claims of the Issuers would, on a winding

25. Subordinated liabilities (continued)

up of SLAC, be subordinated and rank junior to the full satisfaction of the claims of (i) all senior creditors of SLAC, including all policyholders; and (ii) the subordinated guaranteed bonds shown above.

There is no fixed date for the repayment of the amounts under the SMA agreements and, accordingly, there is no fixed due date for redemption of the MACS. Under the respective SMA agreements, SLAC may elect to repay all amounts payable together with the accrued interest up to (but excluding) the first redemption date of 6 January 2020 for the sterling denominated MACS and 6 January 2015 for the euro denominated MACS or any interest payment date thereafter. In certain circumstances, SLAC may also elect to repay all amounts payable under the respective SMA agreements prior to the applicable first optional redemption date noted above.

The sterling denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 6.546% per annum payable annually in arrears on 6 January each year, commencing on 6 January 2006. From and including 6 January 2020 and every fifth anniversary thereafter, these MACS will bear interest annually in arrears based on the aggregate of a margin of 2.7% plus the gross redemption yield of the specific gilts.

The Euro-denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 5.314% per annum payable annually in arrears on 6 January, commencing on 6 January 2006. From and including 6 January 2015, these MACS will bear interest quarterly in arrears, commencing 6 April 2015, at a floating rate of interest to be calculated quarterly based on the aggregate of a margin of 2.27% plus the rate for three month euro deposits.

Each SMA agreement effectively provides that interest is payable by SLAC to the applicable Issuer at the same rate and in the same amount as that paid by that Issuer in respect of the MACS.

The payment of interest by SLAC to the Issuers under the SMA agreements may be deferred in certain circumstances, in which case the payment of interest by the Issuers under the MACS would also be deferred. If interest is deferred under the SMA agreement, SLAC may elect to capitalise the amount deferred in certain circumstances and in other circumstances, this occurs automatically. If such deferred interest is capitalised under the SMA agreement, then a corresponding amount would be capitalised under the applicable MACS.

If a demutualisation takes place, the SMA agreements contain provision for conversion into a replacement instrument, or, under certain circumstances, provide that SLAC will repay the SMA, resulting in the redemption of the MACS.

Subordinated notes

On 29 June 2005, Standard Life Funding B.V. ("SLF B.V."), a wholly-owned subsidiary of Standard Life Bank ("SLB"), issued £265 million of undated subordinated notes (the "Subordinated Notes"). Within a Subordinated Deed of Guarantee, SLB guarantees the payment of all sums payable by SLF B.V. under the Subordinated Notes. The rights and claims of all Subordinated Noteholders are subordinated to the claims of all senior creditors of both SLF B.V. and SLB.

The Subordinated Notes are redeemable at par at the option of the issuer on 29 June 2015, but if they are not redeemed on 29 June 2015, then the interest rate payable will be reset to 2.80% over the gross redemption yield on the appropriate benchmark gilt on the reset date.

26. Pension and other post retirement benefit provisions

The Group operates defined contribution and defined benefit schemes for staff employed by the Group.

Defined contribution schemes

In the United Kingdom, with effect from 16 November 2004, new employees are eligible to join a defined contribution scheme. The assets of the scheme are held separately from those of SLAC in an independently administered fund. In Canada, employees have the option to have their current year of service credited on a defined contribution basis. The contributions under this option are equivalent to the amount that the Group would have otherwise determined using the projected unit credit valuation method under the defined benefit scheme. £3 million (FY 2004 : £3 million) is included as an expense in the Income Statement in respect of defined contribution schemes.

26. Pension and other post retirement benefit provisions (continued)

Defined benefit schemes

The Group operates defined benefit schemes for its employees in Europe and Canada. Within Europe, defined benefit schemes operate in the United Kingdom, Ireland and Germany with the vast majority relating to the United Kingdom. With effect from 16 November 2004, the UK scheme was closed to new entrants. Updates to the valuations on which the pension liability of £386 million (FY 2004 : £472 million) was based were at 31 December 2005 for all schemes. The European schemes accounted for £217 million (FY 2004 : £349 million) of the total pension liability and £169 million (FY 2004 : £123 million) related to the Canadian scheme. The Group expects to contribute £46 million to its defined benefit pension schemes in 2006 and SLAC expects to contribute £43 million.

In Canada, certain of the scheme plans provide employees with post-retirement medical benefits. A one percentage point increase or decrease in the assumed medical cost trend rates on the accumulated post-employment benefit obligation for medical cost is £3 million (FY 2004 : £2 million) and £2 million (FY 2004 : £2 million), respectively.

(a) Analysis of amounts recognised in the Income Statement

The amounts recognised in the Group Income Statement for defined contribution and defined benefit schemes are as follows:

	Notes	FY 2005	FY 2004
		£million	£million
Current service cost		(61)	(72)
Interest cost on benefit obligation		(68)	(68)
Expected return on plan assets		63	51
Past service cost		–	(11)
Gains on curtailment		–	15
Expense recognised in the Income Statement	5	(66)	(85)

(b) The reconciliation of actuarial gains and losses:

	FY 2005	FY 2004
	£million	£million
Actual return less expected return on plan assets	137	23
Experience gains arising on schemes' liabilities	15	9
Changes in assumptions underlying schemes' liabilities	(130)	(74)
Actuarial gains/(losses) in the Statement of Recognised Income and Expenses	22	(42)

(c) Analysis of amounts recognised in the Balance Sheet

The amounts recognised in the Balance Sheet of the Group are as follows:

	FY 2005			FY 2004		
	Europe	Canada	Total	Europe	Canada	Total
		£million			£million	
Present value of funded obligation	(1,265)	(126)	(1,391)	(1,082)	(90)	(1,172)
Fair value of plan assets	1,051	–	1,051	735	–	735
Present value of unfunded obligations	(3)	(43)	(46)	(2)	(33)	(35)
Net liability on the Balance Sheet	(217)	(169)	(386)	(349)	(123)	(472)

The definition of plan assets excludes non-transferable financial instruments issued by the reporting entity. Investments that do not meet the definition of plan assets are not deducted from the defined benefit pension scheme obligation. In FY 2005, certain of these non-transferable financial instruments relating to the Europe scheme were amended to enable transferability. The remaining excluded assets relate to the Canadian scheme.

26. Pension and other post retirement benefit provisions (continued)

The present value of the defined benefit obligation including all assets backing the scheme is as follows:

	FY 2005	FY 2004
	£million	£million
Defined benefit pension deficit recognised on the Balance Sheet	(386)	(472)
Investment by pension scheme in non-transferable financial instruments	111	181
Present value of the defined benefit obligation less the fair value of gross scheme assets	**(275)**	**(291)**

(d) Defined benefit obligation

The movement in the present value of defined benefit obligation is as follows:

	FY 2005	FY 2004
	£million	£million
Beginning of period	**1,207**	**1,063**
Exchange differences	18	(6)
Service cost	58	80
Interest cost	68	68
Actuarial (gains)	115	65
Gains on curtailments	–	(15)
Benefits paid	(29)	(48)
At 31 December	**1,437**	**1,207**

(e) Plan assets

The changes in the fair value of plan assets are as follows:

	FY 2005	FY 2004
	£million	£million
Beginning of period	**735**	**635**
Recognition of plan assets	96	–
Expected return	63	51
Actuarial gains	137	23
Contributions by employer	46	63
Benefits paid	(26)	(37)
At 31 December	**1,051**	**735**

In FY 2005, the Group entered into futures contracts in order to increase exposure to bonds and reduce exposure to equities.

The distribution of the fair value of the plan assets at year-end is as follows:

	FY 2005	FY 2004
	£million	£million
Equities	871	628
Bonds	99	80
Other	81	27
	1,051	735

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the related benefit obligations. The actual return on plan assets during FY 2005 was £200 million (FY 2004 : £74 million).

26. Pension and other post retirement benefit provisions (continued)

(f) Principal assumptions

The principal assumptions used in determining defined benefit pension obligations for the Group's schemes are as follows:

	FY 2005	FY 2004
Rate of increase in salaries	2.85% - 4.00%	4.50% - 5.00%
Rate of increase in pensions	2.25% - 2.85%	2.25% - 2.75%
Discount rate	4.80% - 5.25%	5.50% - 6.00%
Inflation assumption	2.25% - 2.85%	2.25% - 2.75%
Rate of return on plan assets	6.45%	7.45%

Mortality tables used for the UK defined benefit pension obligations:		
Post-retirement – males	PMA92	PMA92
Post-retirement – females	PFA92	PFA92
Pre-retirement – males	AM92 - 5 years	AM92 - 5 years
Pre-retirement – females	AF92 - 5 years	AF92 - 5 years

The change in the assumption rate for the increase in salaries reflects management action regarding future salary increases which impact the UK scheme.

27. Deferred income

	FY 2005	FY 2004
	£million	**£million**
Beginning of period	**234**	**232**
Additions during the period	39	40
Released to the Income Statement as fee income	(35)	(38)
At 31 December	**238**	**234**

28. Customer accounts related to banking activities and deposits by banks

	FY 2005	FY 2004
	£million	**£million**
Current/demand accounts	2,217	2,283
Term deposits	2,040	2,000
Deposits by banks	877	864
Total customer accounts related to banking activities and deposits by banks	**5,134**	**5,147**

Current/demand accounts are subject to variable interest rates. Term deposits are subject to fixed interest rates.

The carrying amounts disclosed above reasonably approximate the fair values as at the year-end.

Interest rates on current/demand accounts ranged between 3.40% and 5.95% and those on term deposits ranged between 3.75% and 5.35%.

All amounts are expected to be settled within 12 months.

29. Other liabilities

	FY 2005 £million	FY 2004 £million
Insurance business:		
Amounts payable on direct insurance business	452	451
Deposits received from reinsurers	54	47
Amounts payable on reinsurance contracts	12	12
	518	**510**
Investment securities:		
Outstanding purchases of investment securities	204	185
	204	**185**
Other:		
Accruals	276	177
Provisions	16	5
Other	544	489
	836	**671**
Total other liabilities	**1,558**	**1,366**

Provisions comprise obligations in respect of compensation, litigation, staff entitlements and reorganisation that are uncertain as to the amount and timing of outflow. Additional provisions made during the year were £11 million (FY 2004 : £3 million). The amount of other liabilities expected to be settled greater than twelve months is £171 million (FY 2004 : £266 million).

30. Net increase/(decrease) in operating assets and liabilities

	FY 2005 £million	FY 2004 £million
(Increase)/decrease in operating assets:		
Deferred acquisition costs	(87)	(448)
Investment in associates*	(558)	(2)
Investment property	(919)	(1,455)
Reinsurance assets	(50)	(99)
Loans and receivables	(108)	(1,393)
Derivatives net assets/(liabilities)	21	(456)
Investment securities	(12,857)	(8,359)
Other debtors	(79)	132
	(14,637)	**(12,080)**
Increase/(decrease) in operating liabilities:		
Insurance contract liabilities	2,947	1,373
Investment contract liabilities	11,634	8,180
Certificate of deposits, commercial paper and medium term notes	287	908
Current, demand and term deposits and deposits by banks	13	610
Pension and other post retirement benefit provisions	(28)	48
Deferred income	6	2
Customer accounts related to banking activities	(26)	(316)
Other liabilities	156	140
Change in liability for third party interest in consolidated funds	43	16
	15,032	**10,961**
Net (increase)/decrease in operating assets and liabilities	**395**	**(1,119)**

* Investment in Standard Life Investments (Global Liquidity Funds) PLC and certain unit trusts have been classified as operating activities due to the nature of the underlying transactions.

31. Risk management policies

(a) Governance framework

SLAC's Group Risk Management Policy ensures that the risks taken in meeting the Group's corporate, financial and regulatory objectives are identified and managed in accordance with the approved risk framework.

The Group takes and manages risks to achieve its corporate, financial and regulatory objectives. The types of risk inherent in the pursuit of these objectives and the extent of exposure to these risks form the Group risk profile. The risk profile of the individual business units within the Group is similarly set by reference to its objectives.

The Group manages risks through the group risk management framework, which allows for the identification, assessment, control and monitoring of risks across the Group. The Group and each individual business unit establish risk management systems and controls within the framework for the following high-level categories of risk: insurance, credit, liquidity, market and operational.

The Board annually approves a separate Group Risk Policy for each category of risk specifying the procedures to be taken across the Group to identify, assess, control and monitor the risk. The governing body of each individual business unit also approves, as applicable, its own risk policies in line with the applicable Group Risk Policy. Each Group Risk Policy sets out minimum standards to which each individual business unit should adhere in constructing its own risk policies and procedures.

The Board delegates responsibility for the implementation of the day-to-day process to manage risk across the Group, to the Group Chief Executive. The Group Chief Executive is supported in this role by the Group Executive Committee and assisted by the Group Technical Risk Committee and the Group Operational Risk Committee. These committees are constituted with formal terms of reference.

The Group has an established risk management function whose role is to support the Board, the Group Chief Executive and the risk committees in meeting their risk management responsibilities. This centralised function is headed by the Director, Group Risk & Compliance, who reports directly to the Group Finance Director and is the FSA Approved Person charged with reporting to the Board on setting and controlling risk exposure across the Group.

A consolidated Board report is prepared on a quarterly basis summarising the information reported to the Group Risk Management Committees. The report comprises detailed Sections on:

- Business Unit Risk Profiles;
- Strategic Risks;
- Group-wide Project Risks;
- Operational Risks; and
- Technical Risks.

(b) Insurance risk

Insurance risk arises from the inherent uncertainties as to the occurrence, amount and timing of insurance liabilities. It is the risk of adverse deviations from the cash flows assumed when pricing or reserving for insurance contracts.

Sensitivity to the main assumptions underlying insurance risk, e.g. mortality, longevity, persistency and expenses, can be seen in Note 22.

The Group sets the acceptable level of insurance risk through the Group Insurance Risk Policy.

The main features of the policy are:

- insurance risk is only incurred in the pursuit of the Group's corporate and financial objectives, in particular, to grow the business subject to maintaining adequate financial strength;
- the writing of business only on approved rates, which have regard to experience of significant factors such as expenses, persistency, mortality and morbidity;

31. **Risk management policies (continued)**

- the use of reinsurance;
- the monitoring of the adequacy of reserves to cover insurance liabilities; and
- regular monitoring of the overall capital of the Group and of the appropriate individual business units.

Insurance risk is only undertaken within the permitted activities of each business unit.

Each business unit defines the classes and characteristics of insurance business that it is prepared to accept.

Insurance liabilities are assessed in accordance with the Group's obligation to treat customers fairly. Where policy benefits are subject to discretion, the valuation of liabilities and pricing of policies will reflect any restriction on that discretion arising from published documents such as the PPFM.

New business is written in accordance with approved pricing assumptions. Underwriting criteria are defined and aligned to the approved pricing assumptions and to the identification of aggregations of risk with the policyholder.

Every product open to new business is reviewed annually to confirm, or otherwise, that pricing assumptions remain appropriate.

The approach to the use of reinsurance or other means of risk transfer is defined.

Claim values and reinsurance reclaims are calculated using rigorously tested systems and well-documented procedures. Controls over the claims process to mitigate invalid claims and claim payment errors, including reinsurance recoveries, is considered under the Group Operational Risk Policy. Inefficiencies in the settlement of claims are reflected in the periodic, but at least annual, analyses of expenses and claims.

Each business unit must ensure that relevant stress testing is carried out to help ensure that only acceptable levels of insurance risk are undertaken.

The Group's concentration of insurance risk, measured by insurance liabilities, before and after reinsurance by territory in relation to the type of insurance contract is as follows:

	Life & Pensions	Healthcare & General Insurance	Total	Life & Pensions	Healthcare & General Insurance	Total
	FY 2005	FY 2005	FY 2005	FY 2004	FY 2004	FY 2004
	£million	£million	£million	£million	£million	£million
United Kingdom						
Gross liabilities	32,115	153	32,268	30,277	163	30,440
Net liabilities	31,811	131	31,942	30,036	146	30,182
Canada						
Gross liabilities	5,987	–	5,987	4,640	–	4,640
Net liabilities	5,560	–	5,560	4,307	–	4,307
International						
Gross liabilities	2,473	63	2,536	1,961	77	2,038
Net liabilities	2,471	39	2,510	1,951	61	2,012
Total gross liabilities	**40,575**	**216**	**40,791**	**36,878**	**240**	**37,118**
Total net liabilities	**39,842**	**170**	**40,012**	**36,294**	**207**	**36,501**

Where an embedded derivative is an insurance contract in its own right or is closely related to the host insurance contract then separation is not required and the whole contract is treated as an insurance contract. At the year-end, all embedded derivatives were either insurance contracts in their own right or were closely related to the host insurance contract and did not require separation.

(c) **Credit risk**

Credit risk is the risk incurred whenever the Group or individual business units are exposed to loss if a counterparty fails to perform its contractual obligations, including failure to perform those obligations in a timely manner. The Group sets the acceptable level of credit risk through the Group Credit Risk Policy.

31. Risk management policies (continued)

The overriding prudential requirement of the policy, which covers all assets beneficially owned by the Group excluding assets held in respect of linked liabilities, is that all assets are of sufficient quality and are sufficiently well diversified to represent appropriate backing for its liabilities, capital and reserves. The policy also requires compliance with all applicable legislation and regulation and sets further limits under specific types of financial instruments, as summarised below.

Cash and cash equivalents

Maximum exposure limits are set with reference to long-term credit ratings issued by Standard & Poor's and Moody's.

Derivative financial assets

Maximum exposure limits, net of collateral, are set with reference to long-term credit ratings issued by Standard & Poor's and Moody's. The forms of collateral that may be accepted are also specified and minimum transfer amounts in respect of margin deposits are also set by reference to the counterparty's rating.

Debt securities

Maximum exposure limits are set on the proportions of the total portfolio of debt securities, excluding those secured on specific assets, which may be placed with counterparties rated below certain agreed long-term ratings levels.

Loans and receivables

Portfolio limits are set by the individual business units. These limits specify the proportion of the value of the total portfolio of mortgage loans and mortgage bonds that are represented by a single or group of related counterparties, geographic area, employment status, economic sector, risk rating and loan to value percentage.

Reinsurance assets

The Group's policy is to place reinsurance only with highly rated counterparties. The credit ratings are assessed on an ongoing basis. Furthermore, the policy restricts the Group from assuming concentrations of risk with few individual reinsurers by specifying certain limits on ceding and the minimum conditions for acceptance and retention of reinsurers.

Other financial instruments

Property leases are entered into only after an assessment of the prospective tenant's ability to pay the rent. The credit quality of the portfolio is monitored on an ongoing basis.

All intermediaries must meet minimum requirements defined by the business units. Standard terms of business permit commission due to intermediaries to be netted off against amounts to be reclaimed.

Credit risk in respect of customer balances, incurred on non-payment of premiums or contributions will only persist during the grace period specified in the policy document or trust deed, on the expiry of which the policy is either paid-up or terminated.

Credit risk in respect of loans issued to holders of long-term business policies is mitigated by holding the policy as security against the loan.

Master netting arrangements

The Group has entered into a number of master netting arrangements with counterparties with whom it enters into significant volumes of transactions. Such arrangements do not generally result in the offset of Balance Sheet liabilities against Balance Sheet assets as transactions are usually settled on a gross basis. However, the credit risk associated with such balances is reduced in the event of default when assets held under the arrangement are realised and balances settled on a net basis.

31. Risk management policies (continued)

The extent to which the Group's overall exposure to credit risk is reduced through a master netting arrangement may change substantially within a short period following the Balance Sheet date because the exposure is affected by each transaction subject to the arrangement.

Credit ratings

The following tables provide information regarding the credit risk exposure of the Group at 31 December 2005, by classifying the following financial assets, excluding those backing unit-linked business, according to credit ratings of the counterparties. AAA is the highest possible rating. Rated financial assets that fall outside the range of AAA to BBB are classified as Below BBB.

	Credit rating						
31 December 2005	**AAA**	**AA**	**A**	**BBB**	**Below BBB**	**Not rated**	**Total**
	£million	**£million**	**£million**	**£million**	**£million**	**£million**	**£million**
Reinsurance assets	210	265	180	–	11	113	779
Debt securities	25,277	3,604	5,426	1,334	124	1,536	37,301
Derivative financial assets	–	223	23	–	–	–	246
Cash and cash equivalents	697	2,666	300	1	–	–	3,664
Off-Balance Sheet financial assets*	–	–	–	–	–	2,299	2,299

	Credit rating						
31 December 2004	**AAA**	**AA**	**A**	**BBB**	**Below BBB**	**Not rated**	**Total**
	£million	**£million**	**£million**	**£million**	**£million**	**£million**	**£million**
Reinsurance assets	183	213	144	–	10	67	617
Debt securities	22,177	2,798	4,610	1,429	89	1,421	32,524
Derivative financial assets	–	204	17	–	–	1	222
Cash and cash equivalents	519	1,316	314	4	–	–	2,153
Off-balance sheet financial assets*	–	–	–	–	–	2,311	2,311

* Mortgage lending commitments.

For reinsurance assets in the above tables, where a rating does not exist for a counterparty's subsidiary company then the rating of that subsidiary's parent company has been used.

At 31 December 2005, credit risk is primarily concentrated in the United Kingdom within the Government and Financial Services Industry sectors. Counterparty risk is monitored in accordance with the Group Credit Risk Policy.

Included in Investments in associates and joint ventures (Note 11) is the Group's investment in Standard Life Investments (Global Liquidity Funds) PLC, which is accounted for at fair value through the profit and loss account in accordance with IAS 39. This fund is rated as AAA.

Assets amounting to £7,317 million (FY 2004 : £5,733 million) backing unit linked business have been excluded from these tables as the credit risk on such financial assets is borne by the policyholders.

(d) Liquidity or funding risk

Liquidity risk is the risk that the Group or individual business units, although solvent, do not have sufficient financial resources available to meet their obligations as they fall due, or can secure them only at excessive cost.

The Group sets the acceptable level of liquidity risk through the Group Liquidity Risk Policy. The methods used to manage liquidity risk include:

- Limits on the volume of financial assets held which are both not quoted and not regularly traded on a recognised exchange;
- Committed third party funding facilities; and
- Establishing contingency funding plans to ensure adequate liquid financial resources are in place to meet obligations as they fall due in the event of reasonably foreseeable abnormal circumstances.

The central Group Treasury function has responsibility for mitigating liquidity, interest rate and foreign exchange risks across the Group and for arranging external financing.

31. Risk management policies (continued)

(e) Market risk

Market risk is the risk that, as a result of market movements, the Group or individual business units may be exposed to fluctuations in the value of its assets, the amount of its liabilities or the income from its assets. Sources of general market risk include movements in interest rates, equities and foreign exchange rates.

Sensitivity to market risk can be seen in Note 22.

The Group sets the acceptable level of market risk through the Group Market Risk Policy.

The main features of the policy are:

- Market risk is only incurred in the pursuit of the Group's corporate and financial objectives, in particular, its investment objectives;
- Asset allocation and portfolio limit structures are established for each asset class;
- Adequately diversified benchmarks set and approved;
- Control over derivatives and hedging activities; and
- Aggregate exposure limits that are in line with the regulatory requirements.

Asset Liability Matching

Each quarter, an analysis is carried out to quantify the market risk that the Group is exposed to. The sensitivity of the published statutory surplus to changes in market conditions is analysed and consideration is given as to whether the current investment strategy remains appropriate. Where necessary, changes to the current investment strategy are recommended to the Board.

A market risk and investment strategy paper is prepared and presented to the Board each quarter setting out the results of the above analysis and any recommendations to be made.

The market risk paper examines market changes that are considered to be significant but reasonably foreseeable rather than worst-case scenarios. Worst-case scenarios, defined as scenarios that have a 1 in 200 year chance of occurring over a one-year period, are considered as part of the process to produce SLAC's Individual Capital Assessment.

In addition, the financial position of the Group, including exposure to changes in market conditions, is monitored on an ongoing basis.

Use of derivatives

Derivative instruments are employed by the Group to not only match the liabilities but also for efficient portfolio management in reducing market risk and currency risk. Such derivatives are either listed on regulated markets or are with approved counterparties. At inception, the Group documents the purpose of the derivative instrument. For derivatives whose purpose it is to hedge existing risk, this documentation includes the identification of the hedged item and the risk being mitigated. During the life of the derivative instrument, the purpose the instrument fulfils and its continued relevance is monitored. For derivatives whose purpose is to hedge existing risk, this monitoring includes an assessment of the effectiveness of the risk mitigation. Further information on derivative financial instruments can be found in Note 16.

Currency risk

The Group's financial assets are primarily denominated in the same currencies as its insurance and investment liabilities, which mitigate the foreign currency exchange rate risk for the overseas operations. Thus, the main foreign exchange risk arises from recognised assets and liabilities denominated in currencies other than those in which insurance and investment liabilities are expected to be settled, and net investment in foreign operations when these are incorporated in the HFI of the Group.

31. Risk management policies (continued)

The Group's market risk policy specifies that no more than 25% of the total assets and loans representing local currency liabilities or capital and reserves will be denominated in currencies other than the local currency. This policy does not apply to unit-linked contracts where the currency risk is borne by the policyholder.

The tables below summarise the Group's exposure to foreign currency exchange rate risks at 31 December 2005 and 2004 by categorising the carrying value of assets and liabilities by major currencies. Within "Other" are a wide range of other currencies due to the Group's investment strategy. These are stated after excluding exposures related to unit-linked business.

	FY 2005				
	GBP	**Euro**	**CAD**	**Other**	**Total**
	£million	**£million**	**£million**	**£million**	**£million**
Loans and receivables	10,734	1	1,638	2	12,375
Investment securities					
Equity securities and interests in pooled investment funds	11,847	2,835	433	5,025	20,140
Debt securities	29,401	2,435	4,924	541	37,301
Other financial assets	4,135	305	406	146	4,992
Non-financial assets	909	1,364	551	1,081	3,905
Total assets excluding unit linked assets	**57,026**	**6,940**	**7,952**	**6,795**	**78,713**
Unit linked assets					41,547
Total Group assets					**120,260**
Minority interest	**229**	**111**	–	–	**340**
Subordinated liabilities	1,091	787	–	–	1,878
Non-participating contract liabilities					
Non-participating insurance contracts	13,772	410	4,464	26	18,672
Non-participating investment contracts	244	5	2,175	2	2,426
Participating contract liabilities					
Participating insurance contracts	17,056	2,101	476	–	19,633
Participating investment contracts	16,812	1,258	6	–	18,076
Present value of future profits on non-participating contracts	(1,505)	(23)	–	–	(1,528)
Net assets attributable to unit holders	279	–	79	–	358
Other financial liabilities	9,186	1,782	291	1,476	12,735
Non-financial liabilities	1,008	113	173	2	1,296
Total liabilities excluding unit linked liabilities and unallocated divisible surplus	**58,172**	**6,544**	**7,664**	**1,506**	**73,886**
Unit linked liabilities					41,547
Unallocated divisible surplus					4,827
Total Group liabilities and minority interest					**120,260**

31. Risk management policies (continued)

	FY 2004				
	GBP	Euro	CAD	Other	Total
	£million	£million	£million	£million	£million
Loans and receivables	10,350	31	1,565	–	11,946
Investment securities					
Equity securities and interests in pooled investment funds	10,479	2,018	288	5,085	17,870
Debt securities	26,024	2,476	3,773	251	32,524
Other financial assets	2,556	316	455	150	3,477
Non-financial assets	2,363	1,590	1,024	190	5,167
Total assets excluding unit linked assets	**51,772**	**6,431**	**7,105**	**5,676**	**70,984**
Unit linked assets					31,030
Total Group assets					**102,014**
Minority interest	**145**	**105**	–	–	**250**
Subordinated liabilities	804	796	–	–	1,600
Non-participating contract liabilities					
Non-participating insurance contracts	12,927	415	3,545	9	16,896
Non-participating investment contracts	275	4	2,010	–	2,289
Participating contract liabilities					
Participating insurance contracts	16,322	1,601	341	–	18,264
Participating investment contracts	14,906	1,020	3	–	15,929
Present value of future profits on non-participating contracts	(995)	(46)	–	–	(1,041)
Other financial liabilities	8,419	1,836	203	1,338	11,796
Net assets attributable to unit holders	31	–	46	–	77
Non-financial liabilities	949	157	140	–	1,246
Total liabilities excluding unit linked liabilities and unallocated divisible surplus	**53,783**	**5,888**	**6,288**	**1,347**	**67,306**
Unit linked liabilities					31,030
Unallocated divisible surplus					3,678
Total Group liabilities and minority interest					**102,014**

Financial assets and liabilities exclude items falling outside the disclosure requirements of the relevant IFRS standard. Items such as investments in associates and reinsurance assets are included in non-financial assets.

The UDS, by its nature, is not attributed to currency categories.

Interest rate risk

Interest rate risk refers to the potential variability in the Group's financial condition as a result of changes in interest rates.

Assets backing the fixed term insurance and investment liabilities may include those without fixed terms like equities and property, included in N/A, as well as fixed term assets.

Liabilities without fixed terms such as most annuity business, may be backed by assets with fixed terms.

31. Risk management policies (continued)

The following table sets out the time to contractual maturity or repricing date, whichever is the earliest, for the Group's assets and liabilities exposed to interest rate risk:

	Term to maturity/repricing								
31 December 2005	Within 1 year	1-5 years	5-10 years	10-15 years	15-20 years	> 20 years	No fixed term	N/A	Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million
Assets:									
Financial assets:									
Fair value interest rate risk	3,831	13,423	10,554	4,476	2,915	6,677	1,117	–	42,993
Cash flow interest rate risk	9,407	52	15	–	349	566	124	–	10,513
Non-interest bearing financial instruments	–	–	–	–	–	–	–	21,302	21,302
Non-financial assets	–	–	–	–	–	–	–	3,905	3,905
Total assets excluding unit linked assets	**13,238**	**13,475**	**10,569**	**4,476**	**3,264**	**7,243**	**1,241**	**25,207**	**78,713**
Unit linked assets									41,547
Total Group assets									**120,260**
Minority interest	–	–	–	–	–	–	–	**340**	**340**
Liabilities:									
Insurance and investment contract liabilities:									
Fair value interest rate risk:									
Insurance contracts	1,323	4,885	6,543	2,353	712	1,071	21,392	26	38,305
Investment contracts	1,626	4,949	3,774	3,017	2,813	4,247	76	–	20,502
Present value of future profits on non-participating contracts	–	–	–	–	–	–	–	(1,528)	(1,528)
Unallocated divisible surplus	–	–	–	–	–	–	–	4,827	4,827
Other financial liabilities:									
Fair value interest rate risk	11	88	347	–	3	–	4	9	462
Cash flow interest rate risk	11,229	73	758	300	–	489	–	66	12,915
Net assets attributable to unit holders	–	–	–	–	–	–	–	358	358
Non-interest bearing financial instruments	–	–	–	–	–	–	–	1,236	1,236
Non-financial liabilities	–	–	–	–	–	–	–	1,296	1,296
Total liabilities excluding unit linked liabilities	**14,189**	**9,995**	**11,422**	**5,670**	**3,528**	**5,807**	**21,472**	**6,630**	**78,713**
Unit linked liabilities									41,547
Total Group liabilities and minority interest									**120,260**
Total assets less liabilities and minority interest	**(951)**	**3,480**	**(853)**	**(1,194)**	**(264)**	**1,436**	**(20,231)**	**18,577**	**–**

31. Risk management policies (continued)

31 December 2004	Within 1 year	1-5 years	5-10 years	10-15 years	15-20 years	> 20 years	No fixed term	N/A	Total
	Term to maturity/repricing								
	£million	£million	£million	£million	£million	£million	£million	£million	£million
Assets:									
Financial assets:									
Fair value interest rate risk	2,134	11,691	6,774	5,053	3,810	5,235	914	–	35,611
Cash flow interest rate risk	9,960	112	14	–	390	499	166	–	11,141
Non-interest bearing financial instruments	–	–	–	–	–	–	–	19,065	19,065
Non-financial assets	–	–	–	–	–	–	–	5,167	5,167
Total assets excluding unit linked assets	**12,094**	**11,803**	**6,788**	**5,053**	**4,200**	**5,734**	**1,080**	**24,232**	**70,984**
Unit linked assets									31,030
Total Group assets									**102,014**
Minority interest	–	–	–	–	–	–	–	**250**	**250**
Liabilities:									
Insurance and investment contract liabilities:									
Fair value interest rate risk:									
Insurance contracts	975	3,978	5,612	2,226	803	1,046	20,116	404	35,160
Investment contracts	1,142	4,084	3,941	3,107	2,321	3,314	356	(47)	18,218
Unallocated divisible surplus	–	–	–	–	–	–	–	3,678	3,678
Present value of future profits on non-participating contracts	–	–	–	–	–	–	–	(1,041)	(1,041)
Other financial liabilities:									
Fair value interest rate risk	–	31	89	–	3	(1)	4	–	126
Cash flow interest rate risk	10,798	61	788	300	–	489	–	62	12,498
Net assets attributable to unit holders	–	–	–	–	–	–	–	77	77
Non-interest bearing financial instruments	–	–	–	–	–	–	–	772	772
Non-financial liabilities	–	–	–	–	–	–	–	1,246	1,246
Total liabilities excluding unit-linked liabilities	**12,915**	**8,154**	**10,430**	**5,633**	**3,127**	**4,848**	**20,476**	**5,401**	**70,984**
Unit-linked liabilities	–	–	–	–	–	–	–	–	31,030
Total Group liabilities and minority interest	–	–	–	–	–	–	–	–	**102,014**
Total assets less liabilities and minority interest	**(821)**	**3,649**	**(3,642)**	**(580)**	**1,073**	**886**	**(19,396)**	**18,831**	–

Included in non-financial assets is the Group's investment in Standard Life Investment (Global Liquidity Funds) PLC, which is accounted for at fair value through the profit and loss account in accordance with IAS 39. This investment, disclosed in Note 11 – Investments in associates and joint ventures, will expose the Group to both fair value and cash flow interest risk as the underlying investments within the fund are a mixture of fixed and floating rate cash investments.

Financial assets subject to interest rate risk include debt securities, loans and receivables and derivative financial instruments. Non-interest bearing financial instruments include equity securities. Insurance and investment contract liabilities exposed to interest rate risk comprise with and without participating non-unit linked liabilities. Other financial liabilities subject to interest rate risk include bank customer accounts, derivative financial instruments, subordinated liabilities and borrowings.

Financial instruments classified as exposed to fair value interest rate risk are those with a fixed rate of interest. Financial instruments classified as exposed to cash flow interest rate risk are those with a floating interest rate, which is reset as market rates change. For those contracts where part of the liability is exposed to fair value interest rate risk then the whole contract is considered to be exposed to fair value interest rate risk.

31. Risk management policies (continued)

The Group is also exposed to interest rate risk as a result of off-balance sheet credit commitments and guarantees as detailed in Note 32 and 33. Under such arrangements, the Group is contractually obliged to extend financing facilities to such counterparties at agreed terms and conditions. Such commitments are subject to counterparties continuing to satisfy certain conditions and are normally renewed on an annual basis.

The Group's range for weighted average effective interest rates is shown for selected assets and liabilities valued at amortised cost. These weighted averages represent the weighted average interest rates across all currencies in which the Group's business is conducted. The applicable rates are as follows:

	FY 2005	FY 2004
	%	%
Assets		
Mortgage loans	6.04	6.73
Loans secured on policies	5.91	6.37
Loans secured by mortgages subject to securitisation	5.76	6.55
Held to maturity debt securities	7.33	7.79
Cash and cash equivalents	4.44	4.49

	FY 2005	FY 2004
	%	%
Liabilities		
Customer accounts related to banking activities	4.11	4.28
Borrowings	4.18	4.58
Subordinated liabilities	6.51	6.57
Investment contracts at amortised cost:	5.41	5.45
Annuities	7.77	8.16
Term deposits	3.94	4.19
Guaranteed bonds	3.78	3.72

Unit-linked contracts

For unit linked contracts, the unit prices (i.e. obligation to the policyholders) are based on fair values of investments and other assets within the portfolio. Therefore, there is no interest rate risk for these contracts. However, the Group's exposure to such contracts is the risk of volatility in asset management fees due to the impact of interest rate and market price movements on the fair value of assets held in the linked funds, on which asset management fees are based.

Within this category of contracts there are insurance contracts with guaranteed minimum death benefits that expose the Group to the risk of a reduction in the value of underlying investments as a result of changes in interest rates.

All such contracts have embedded surrender options and unit linked features. These derivatives vary in response to the change in financial variables (such as market interest rates). The Group is therefore required to separate and fair value these derivatives when the instrument is not designated to be measured at fair value through income and the embedded derivatives are not closely related to the host contract. At year-end, all embedded derivatives within these liabilities were closely related to the host contract and did not require separation.

(f) Operational risk

Operational risk is defined as the risk of loss, or adverse consequences for the business, resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group sets an acceptable level of operational risk through the Group Operational Risk Policy. The Policy also requires compliance with applicable legislation and regulations.

The types of operational risk the Group is exposed to are identified using the following operational risk categories: fraud or irregularities; regulatory or legal; customer treatment; business interruption; supplier failure; planning; process execution; and people. Activities undertaken to ensure the practical operation of controls over financial risks (i.e. market, credit, liquidity and insurance risk) are treated as an operational risk.

A strategy to control the operational risk exposures identified is based on a combination of one or all of the following: modify operations such that there is no exposure to the risk; accept exposure to the risk and choose not to control the risk; or accept exposure to the risk and control the exposure by risk transfer or risk treatment.

The level of control and nature of the controls implemented is based on, amongst other things the:

- Potential cause and impact of the risk;
- The likelihood of the risk occurring in the absence of any controls;
- The ease with which the risk could be insured against;
- The cost of implementing controls to reduce the likelihood of the risk occurring; and
- Operational risk appetite.

Existing or newly implemented controls are identified, including key controls, documented and their performance subject to self-assessment by business managers at least quarterly. A conclusion as to the adequacy of these controls is documented and subject to ongoing self-assessment by business managers.

The assessment of operational risk exposures is performed on a quantitative and qualitative basis using a combination of likelihood and customer, financial and reputational impact. As part of the development of their business plan, each Group company ensures that relevant stress testing is carried out, at least annually, to help identify the exposure to operational risk.

The operational risks faced by each Group company and its exposure to these risks forms its operational risk profile. Each Group company is required to understand and review its profile by monitoring its key operational risk exposures, compliance with approved thresholds, loss experience and the results of control self-assessment.

The impact of a new product, a significant change, or any one-off transaction on the operational risk profile of each Group company is assessed and managed in accordance with established guidelines or standards.

32. Contingencies

(a) Legal proceedings and regulations

The Group, like other insurers, is subject to legal proceedings in the normal course of business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management is not currently aware of any proceedings (including litigation) which will have a material adverse effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which they issue insurance and investment contracts, and they have complied with all the local solvency regulations. There are no contingencies associated with the Group's compliance or lack of compliance with these regulations.

(b) Guarantees

Subordinated guaranteed bonds were issued by SL Finance PLC, a wholly-owned subsidiary of SLAC, and are the subject of a subordinated guarantee from SLAC (refer to Note 25). Under the terms of the financial guarantee, the payment and interest in respect of the bonds has been irrevocably and unconditionally guaranteed on a subordinated basis by SLAC.

A Group subsidiary, Standard Life Bank, has guaranteed the liabilities of its subsidiary undertaking, Standard Life Funding B.V., in connection with the subsidiary undertaking's issuance of commercial paper and

32. Contingencies (continued)

medium term notes. The guarantee is in respect of notes issued and is for a maximum of US $2 billion (FY 2004 : US $2 billion) and €4 billion (FY 2004: €4 billion) in relation to the US commercial paper and Euro commercial paper programmes, respectively, and €4 billion (FY 2004 : €4 billion) in respect of the medium term note programme.

(c) Warranties

SLAC has potential obligations in relation to certain warranties given in connection with the disposal of a book of business during FY 2005. SLAC's total liability in respect of all relevant claims under these warranties is limited to a total of €30 million and extends to a maximum period of 30 months from 30 September 2005. The likelihood of payments being made under these warranties is considered to be low.

(d) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The Directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

33. Commitments

(a) Capital commitments

The Group's capital commitments as at the year-end are:

	FY 2005	FY 2004
	£million	£million
Authorised and contracted for but not provided and incurred:		
Investment properties	264	411
Property and equipment	55	74
Total capital commitments	**319**	**485**

£249 million (FY 2004 : £386 million) and £15 million (FY 2004 : £1 million) relates to the contractual obligations to purchase, construct or develop investment property and repair, maintain, or enhance investment property, respectively.

(b) Off-balance sheet financial instruments

The following indicates the contractual amounts of the Group's off-balance sheet financial instruments that commit it to customers and third parties, as at the year-end:

	FY 2005	FY 2004
	£million	£million
Guarantees and letters of credit	8	8
Commitments to extend credit; maturity one year or less	2,299	2,311
Other commitments	505	390
Total off-balance sheet financial instruments	**2,812**	**2,709**

Included in "Other commitments" is £296 million (FY 2004 : £192 million) committed by certain of the Group's subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interests. The levels of funding are not necessarily in line with the relevant percentage holdings.

(c) Operating lease commitments

The Group has entered into commercial non-cancellable leases on certain property and equipment. Such leases have varying terms, escalation clauses and renewal rights.

33. Commitments (continued)

The future aggregate minimum lease payments under non-cancellable operating leases are:

	FY 2005 £million	FY 2004 £million
Less than one year	9	8
Between one and five years	15	22
More than five years	6	7
Total operating lease commitments	**30**	**37**

(d) Other commitments

On 20 September 2005, Standard Life Healthcare announced that it was purchasing the private medical insurance business of FirstAssist. As at 31 December 2005, the Group was committed to this purchase, however the purchase was still subject to a Part VII transfer under the FSMA, as well as High Court approval.

34. Related party transactions

(a) Transactions with and balances due from/to related parties

In the normal course of business, the Group enters into transactions with related parties that relate to insurance, banking and investment management business. Such related party transactions are at arm's length.

Details of significant transactions with related parties during the year are as follows:

	FY 2005 £million	FY 2004 £million
Sales to:		
Asssociates	5,478	5,318
Joint ventures and other related parties	53	21
Total sales	**5,531**	**5,339**
Purchases from:		
Associates	6,037	5,376
Joint ventures and other related parties	51	63
Total purchases	**6,088**	**5,439**

Transactions shown above relate primarily to the sale and purchase of holdings in a unit trust, Standard Life Investments (Global Liquidity Funds) PLC, which is an associate of the Group.

At the year-end, £241 million (FY 2004 : £191 million) was due from related parties, primarily relating to the Group's defined benefit pension scheme.

(b) Compensation of key management personnel

Key management personnel, comprising 21 people (FY 2004 : 22 people) of the Group include all Directors, both executive and non-executive, and the direct reports of the Group Chief Executive. Detailed disclosures of Directors' remuneration for FY 2005 and transactions in which the Directors are interested are shown in Note 5.

Compensation of key management personnel is:

	FY 2005 £million	FY 2004 £million
Salaries and other short-term employee benefits	9	5
Post-employment benefits	5	5
Other	1	2
Total compensation of key management personnel	**15**	**12**

The 12 month equivalent figure for total compensation in 2004 is £11 million.

34. Related party transactions (continued)

(c) Transactions with and balances due from/to key management personnel

All transactions between the key management and the Group during the year are on commercial terms which are equivalent to those available to all employees of the Group.

The detailed disclosures of transactions with Directors during the year and year-end balances arising from such transactions are shown in Note 5.

During FY 2005, key management personnel contributed £6.3 million (FY 2004 : £0.8 million) to products sold by the Group. This primarily related to investments in SIPP products with the transfer of funds from an external provider.

At 31 December 2005, key management personnel had outstanding loans of £39,592 (FY 2004 : £75,857).

35. Events after the Balance Sheet date

There are no significant post-Balance Sheet date events.

36. Restructuring and demutualisation expenses

Included within administration expenses are restructuring and demutualisation expenses of £84 million (FY 2004 : £75 million).

The FY 2005 expenses were mainly incurred in association with work undertaken preparing for the demutualisation and public listing of the Group in 2006 (£68 million). A proportion of the costs (£16 million) relate to implementation of the 2004 strategic review, in particular redundancy costs.

The FY 2004 expenses were incurred in relation to the repositioning of UKL&P, focusing on more profitable lines of business. This resulted in expenditure of £45 million, consisting mainly of redundancy and pension augmentation payments. The remaining costs were incurred as part of the strategic review and related mainly to redundancy costs, lease expiry costs and preliminary demutualisation costs.

37. Collateral

Collateral is accepted from and provided to certain market counterparties to mitigate counterparty risk in the event of default. The use of collateral in these circumstances is governed by formal bilateral agreements between the parties. The amount of collateral required by either party is calculated daily based on the value of derivative transactions in accordance with these agreements and collateral is moved on a daily basis to ensure there is full collateralisation. Any collateral moved under the terms of these agreements is transferred outright. With regard to either collateral pledged or accepted, the Group may request the return of, or be required to return, collateral to the extent it differs from that required under the daily margin calculations. Furthermore, alternative collateral may be provided if acceptable to both parties.

At the year-end, the Group had pledged £184 million (FY 2004 : £131 million), of cash as collateral for liabilities.

At the year-end, the Group had accepted £1,801 million (FY 2004 : £434 million) of cash and £6,900 million (FY 2004 : £1,684 million) of securities as collateral. Included within these amounts is collateral which has been accepted in relation to stock lending. At year-end, the Group had accepted £1,749 million (FY 2004 : £367 million) of cash and £6,878 million (FY 2004 : £1,681 million) of securities in relation to stock lending. None of the above securities were sold or repledged at the year-end.

Where there is an event of default under the terms of the agreements, any collateral balances will be included in the close-out calculation of net counterparty exposure.

38. Fair value of financial assets and liabilities

The estimated carrying values and fair values of financial assets and liabilities are as follows:

	Notes	FY 2005 Carrying value	FY 2005 Fair value
		£million	£million
Financial assets			
Loans secured by mortgages	15	7,333	7,455
Loans secured by mortgages subject to securitisation	15	4,968	4,989
Financial liabilities			
Loan notes backing securitisations	24	4,025	4,041
Subordinated guaranteed bonds	25	1,032	1,169
Subordinated notes	25	267	277
Subordinated member accounts	25	579	588

	Notes	FY 2004 Carrying value	FY 2004 Fair value
		£million	£million
Financial assets			
Loans secured by mortgages	15	7,886	7,979
Loans secured by mortgages subject to securitisation	15	3,945	3,910
Financial liabilities			
Loan notes backing securitisations	24	3,204	3,358
Subordinated guaranteed bonds	25	1,047	1,154
Subordinated member accounts	25	553	578

The estimated fair values are calculated by discounting the expected future cash flows at current market rates.

It is not possible to reliably calculate the fair value of investment contract liabilities because any fair value measurement would have to include a share of the UDS. The assumptions and methods used in the calculation of these liabilities are set out in the accounting policies and Note 20. The carrying value of investment contract liabilities at the 31 December 2005 was £59,005 million (FY 2004 : £46,526 million).

The carrying value of all other financial assets and liabilities approximates their fair value.

39. Capital statement

The FSA requires all insurance companies to maintain Capital Resources ("CR") in excess of their Capital Resources Requirement ("CRR"). CR comprise assets in excess of liabilities, valued on a regulatory basis. Also, certain items that are classified as liabilities in the Balance Sheet, such as subordinated guaranteed bonds and SMAs, are included as components of CR. The CRR represents the total of the Individual CRR ("ICRR") of each regulated company in the Group.

SLAC is a mutual organisation and is the principal insurance company in the Group. Its with-profits fund owns all the subsidiaries of the Group. All business, including non-participating business, is written within this fund. The CR of the regulated subsidiaries are included when calculating SLAC's CR and CRR, and SLAC's capital supports the Group's business. For these reasons, the Group's capital position is presented below in a single column.

39. Capital statement (continued)

	FY 2005 £million	FY 2004 £million
Available capital resources		
Unallocated divisible surplus	**4,827**	**3,678**
Adjustments onto regulatory basis		
Changes to the valuation of contract liabilities	2,012	476
Exclusion of the present value of future results on non-participating contracts	(1,528)	(1,041)
Exclusion of deferred acquisition costs and other inadmissible assets	(347)	(276)
Exclusion of deferred income	223	221
Changes to the valuation of other assets and liabilities	(191)	391
	169	(229)
Other qualifying capital		
Subordinated guaranteed bonds	1,032	971
Subordinated members' accounts	579	548
Subordinated notes	263	-
Implicit item for future profits	200	500
	2,074	2,019
Total available Capital Resources to meet regulatory requirement	**7,070**	**5,468**
Life capital not subject to constraints	4,667	3,800
Other capital available to meet the requirement of the life assurance business	1,518	1,234
Capital readily available to meet the requirement of the life assurance business	6,185	5,034
Other capital not available to meet the requirement of the life assurance business	381	68
	6,566	5,102
Life capital subject to constraints	504	366
Total available Capital Resources	**7,070**	**5,468**
Regulatory Capital Resources Requirement	**2,898**	**2,513**
Excess of available Capital Resources over regulatory requirement	**4,172**	**2,955**
Analysis of contract liabilities		
Participating		
Insurance contracts	19,633	18,264
Investment contracts	18,076	15,929
	37,709	**34,193**
Unit linked		
Insurance contracts	2,486	1,958
Investment contracts	38,503	28,483
	40,989	**30,441**
Other non-participating		
Insurance contracts	18,672	16,896
Investment contracts	2,426	2,114
	21,098	**19,010**
	99,796	**83,644**
Total contract liabilities in Balance Sheet		
Life	99,678	83,482
Non-life	118	162
	99,796	**83,644**

39. Capital statement (continued)

SLAC's regulatory solvency position is determined using the FSA's "twin peaks" approach, which requires liabilities to be valued on both a realistic and a regulatory basis. The realistic basis removes some of the margins for prudence included in calculations under the regulatory basis. However, it requires discretionary benefits that are not considered under the regulatory basis, such as final bonuses, to be valued. Essentially, the higher of these two peaks is used to determine the CRR. At 31 December 2005, the regulatory peak exceeded the realistic peak by £791 million (FY 2004 : £919 million).

In addition to the requirement to maintain CR in excess of its CRR, the FSA requires that each regulated company in the Group identifies the major risks it faces and, if appropriate, quantifies the amount and type of capital it believes is appropriate to mitigate those risks. This individual capital assessment reflects SLAC's own view of the adequacy of its CR. The determination of the liabilities includes various actuarial and other assumptions including potential changes in market conditions and the actions management might take as a result of those changes.

Changes in market conditions and other variables have the potential to affect significantly the capital position. Poor investment returns would depress CR, but this could be mitigated by changing the asset portfolio and by the level of bonuses declared. Future annuitant mortality could be significantly different from that assumed in the calculation of the liabilities. The interaction between the "twin peaks" under the FSA's approach and EU developments on solvency requirements could also have a significant impact on the future capital position.

The non-life assurance CR exceed the CRR for the non-life assurance business by £1,518 million (FY 2004 : £1,234 million), and can therefore be used to meet the requirements of the life assurance business.

The Group, through subsidiaries and joint ventures, provides insurance and other financial services in the United Kingdom, Canada, India and China, and through branches provides such services in Canada, Ireland and Germany. There are no formal arrangements to provide capital to particular funds or business units. Any allocations of capital would need to be approved on a case-by-case basis by the Board.

The CR of the Canadian branch are subject to constraints. Canadian legislation requires sufficient assets to be held in trust by an external Canadian financial institution to provide an adequate margin of those assets over Canadian liabilities. Consequently, the total CR are not readily available to meet all the requirements of the Group.

Contract liabilities

The process used to determine the assumptions that have the greatest effect on the measurement of contract liabilities (including options and guarantees), the quantified disclosure of those assumptions, and the terms and conditions of options and guarantees relating to life assurance contracts that could, in aggregate, have a material effect on future cash flows are disclosed in Note 20.

The sensitivity of contract liabilities to changes in market conditions, key assumptions and other variables, and assumptions about management actions in response to changes in market conditions, are disclosed in Note 22.

Movements in capital

The movement in the total CR includes the investment surplus, new business strains and changes in regulatory requirements.

The investment surplus arises from changes in market conditions, and reflects the total returns earned on the assets compared with the valuation interest rates previously assumed. It also reflects the change in the yield currently available on the assets and therefore the current valuation interest rates, and the differences in the assumptions under the resilience tests.

Strains of writing new business and supporting bonus rates arise under the regulatory peak. An example of where a strain can result is where the maturity value is in excess of the provision that is included in the Balance Sheet.

39. Capital statement (continued)

There have been no changes in management policy during the year. Changes in assumptions used to measure contract liabilities and other items have no significant impact on CR.

The CR at 31 December 2004 were based on the UK GAAP financial statements as published prior to the UK GAAP restatement. The UDS represents the amount included in the IFRS financial statements. Consequently, each adjustment onto regulatory basis in the table above reflects an element of restatement of the UDS to the amount included in the UK GAAP financial statements at 31 December 2004. This restatement accounts for £305 million of the "changes to other assets and liabilities" in the table above.

Regulatory requirements have changed with regard to the treatment of Standard Life Bank in the calculation of CR. Transitional rules were applied at 31 December 2004 that resulted in the assets and liabilities of this subsidiary being included at the carrying value included in its financial statements and its ICRR not forming part of the CRR. At 31 December 2005, the assets and liabilities of Standard Life Bank have been reflected in CR on a regulatory basis and its ICRR forms part of the CRR.

Capital management policies and risk management objectives

Managing capital is the on-going process of determining and maintaining the quantity and quality of capital appropriate for the Group and ensuring capital is deployed in a manner consistent with the expectations of the Group's stakeholders. For these purposes, the Group considers its key stakeholders to be the FSA and the providers of capital (its members and holders of our subordinated liabilities).

There are two primary objectives of capital management within the Group. The first objective is to ensure that capital is, and will continue to be, adequate to maintain the required level of safety and stability of the Group and hence to provide an appropriate degree of security to its customers. The second objective is to support the development of the business by ensuring that the returns generated on capital investment are sufficient to provide adequate compensation to the providers of capital, after allowing for the risks to which that capital is exposed.

The capital requirements of each business unit are routinely forecast on a periodic basis, and the requirements are assessed against both the forecast available capital and the internal rate of return expected to be achieved from planned activities. In addition, internal rates of return achieved on capital invested are assessed against hurdle rates, which are intended to represent the minimum acceptable return given the risks associated with each investment.

The capital planning process is the responsibility of the Group Actuarial Director and Group Treasurer; capital plans are ultimately subject to approval by the Board.

The formal procedures for identifying and assessing risks that could affect the capital position of the Group are described in the risk management policies set out in Note 31.

40. Reconciliations of Consolidated Balance Sheet and Consolidated Income Statement reported under UK GAAP and IFRS (including FRS 27)

a) Reconciliation of the Balance Sheet

	Historical financial information as reported under UK GAAP 2004	Adjustments	Historical financial information as reported under IFRS 2004
	£million	£million	£million
Assets			
Intangible assets	–	27	27
Deferred acquisition costs	2,119	(1,850)	269
Investments in associates and joint ventures	298	1,593	1,891
Investment property	–	8,779	8,779
Property and equipment	5,477	(4,778)	699
Deferred tax assets	259	(216)	43
Reinsurance assets	747	(130)	617
Loans and receivables	9,940	2,231	12,171
Derivative financial assets	–	230	230
Investment securities			
Equity securities and interests in pooled investment funds	15,986	19,508	35,494
Debt securities	30,041	7,521	37,562
	46,027	27,029	73,056
Assets held to cover linked liabilities	33,366	(33,366)	–
Other debtors	1,858	(466)	1,392
Cash and cash equivalents	109	2,731	2,840
Total assets	**100,200**	**1,814**	**102,014**
Minority interest	**145**	**105**	**250**
Liabilities			
Non-participating contract liabilities			
Non-participating insurance contract liabilities*	–	18,854	18,854
Non-participating investment contract liabilities*	–	30,597	30,597
	–	49,451	49,451
Participating contract liabilities			
Participating insurance contract liabilities*	–	18,264	18,264
Participating investment contract liabilities*	–	15,929	15,929
Present value of future profits on non-participating contracts*	–	(1,041)	(1,041)
Unallocated divisible surplus	4,881	(1,203)	3,678
	4,881	31,949	36,830
Insurance contract liabilities	84,370	(84,370)	–
Third party interest in consolidated funds	–	77	77
Borrowings	3,280	2,421	5,701
Subordinated liabilities	1,519	81	1,600
Pension and other post retirement	–	472	472
Deferred income	244	(10)	234
Deferred tax liabilities	567	(139)	428
Current tax liabilities	68	32	100
Customer accounts related to banking activities and deposits by banks	4,262	885	5,147
Derivative financial liabilities	–	358	358
Other liabilities	864	502	1,366
Total liabilities and minority interest	**100,200**	**1,814**	**102,014**

* The Group is not required to restate the balance sheet as at 16 November 2003 for FRS 27.

40. Reconciliations of Consolidated Balance Sheet and Consolidated Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

Analysis of adjustments to the Consolidated Balance Sheet as at 31 December 2004

FY 2004	Investments and loans valuation	Investment contract liabilities	Insurance contract liabilities	Employee benefits	Consolidation of additional entities	Unit linked asset	DAC & DIR	Deferred Taxation	Other adjustments	Sub-total	FRS 27	Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Assets												
Intangible assets	–	–	–	–	–		–	–	27	27	–	27
Deferred acquisition costs	–	–	–	–	–	–	(62)	–	–	(62)	(1,788)	(1,850)
Investments in associates and joint ventures	(10)	–	–	–	1,080	525	–	–	(2)	1,593	–	1,593
Investment property	–	–	–	–	434	3,534	–	–	4,811	8,779	–	8,779
Property and equipment	10	–	–	–	(68)	158	–	–	(4,878)	(4,778)	–	(4,778)
Deferred tax assets	–	–	–	–	–	–	–	(27)	(136)	(163)	(53)	(216)
Reinsurance assets	–	–	(30)	–	–	–	–	–	(106)	(136)	6	(130)
Loans and receivables	164	–	–	–	3,181	428	–	–	(1,542)	2,231	–	2,231
Derivative financial assets	205	–	–	–	19	6	–	–	–	230	–	230
Investment securities												
Equity securities and interests in pooled investment funds	468	–	20	–	(1,487)	21,038	–	–	(531)	19,508	–	19,508
Debt securities	(779)	–	–	–	323	8,048	–	–	(71)	7,521	–	7,521
Assets held to cover linked liabilities	–	–	–	–	–	(33,366)	–	–	–	(33,366)	–	(33,366)
Other debtors	(156)	–	–	–	38	84	–	–	(432)	(466)	–	(466)
Cash and cash equivalents	1	–	–	–	279	307	–	–	2,144	2,731	–	2,731
Total assets	(97)	–	(10)	–	3,799	762	(62)	(27)	(716)	3,649	(1,835)	1,814

40. Reconciliations of Consolidated Balance Sheet and Consolidated Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

FY 2004	Investments and loans valuation	Investment contract liabilities	Insurance contract liabilities	Employee benefits	Consolidation of additional entities	Unit linked asset	DAC & DIR	Deferred Taxation	Other adjustments	Sub-total	FRS 27	Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Minority interest	–	–	–	–	105	–	–	–	–	105	–	105
Liabilities												
Non-participating contract liabilities												
Non-participating insurance contracts	–	–	–	–	–	–	–	–	–	–	18,854	18,854
Non-participating investment contracts	–	–	–	–	–	–	–	–	–	–	30,597	30,597
Participating contract liabilities												
Participating insurance contracts	–	–	–	–	–	–	–	–	–	–	18,264	18,264
Participating investment contracts	–	–	–	–	–	–	–	–	–	–	15,929	15,929
Present value of future profits on non participating contracts	–	–	–	–	–	–	–	–	–	–	(1,041)	(1,041)
Unallocated divisible surplus	(116)	464	21	(274)	–	–	(346)	(66)	193	(124)	(1,079)	(1,203)
Insurance contract liabilities	–	(2)	(19,825)	–	–	(27,753)	78	–	(387)	(47,889)	(36,481)	(84,370)
Investment contract benefits	–	(462)	19,658	(183)	–	27,823	–	–	(82)	46,754	(46,754)	–
Third party interest in consolidated funds	–	–	–	–	77	–	–	–	–	77	–	77
Borrowings	(1,000)	–	–	–	3,470	6	–	–	(55)	2,421	–	2,421
Subordinated liabilities	–	–	–	–	81	–	–	–	–	81	–	81
Pension and other post retirement benefit provisions	–	–	–	472	–	–	–	–	–	472	–	472
Deferred income	–	–			3	–	(13)	–	–	(10)	–	(10)
Deferred tax liabilities	–		–	–	6	5	(41)	30	(15)	(15)	(124)	(139)
Current tax liabilities	–	–	–	–	1	25	–	6	–	32	–	32
Customer accounts related to banking activities and deposits by banks	909	–	–	–	–	–	–	–	(24)	885	–	885
Derivative financial liabilities	358	–	–	–	–	–	–	–	–	358	–	358
Other liabilities	(248)	–	136	(15)	56	656	260	3	(346)	502	–	502
Total liabilities	(97)	–	(10)	–	3,799	762	(62)	(27)	(716)	3,649	(1,835)	1,814

40. Reconciliations of Consolidated Balance Sheet and Consolidated Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

b) Reconciliation of the Consolidated Income Statement for the period ended 31 December 2004

FY 2004	Historical financial information as reported under UK GAAP	Adjustments	Historical financial information as reported under IFRS
	£million	£million	£million
Revenue			
Gross earned premium	10,219	(5,868)	4,351
Premium ceded to reinsurers	(109)	13	(96)
Net earned premium	10,110	(5,855)	4,255
Net investment returns	9,167	725	9,892
Fee and commission income	–	296	296
Income arising from associates and joint ventures	–	86	86
Other income	790	(742)	48
Total net revenue	**20,067**	**(5,490)**	**14,577**
Expenses			
Claims and benefits paid	8,097	(2,985)	5,112
Claim recoveries from reinsurers	(53)	(8)	(61)
Change in reinsurance assets	–	(41)	(41)
Change in insurance and participating contracts	10,393	(7,553)	2,840
Change in investment contract liabilities	–	3,912	3,912
Unallocated divisible surplus	257	184	441
Restructuring and demutualisation expenses	75	–	75
Administrative expenses	1,322	951	2,273
	1,397	951	2,348
Change in liability for third party interest in consolidated funds	–	16	16
Operating expenses	**20,091**	**(5,524)**	**14,567**
Finance costs	80	–	80
Loss before tax attributable to shareholders and minority interests	**(104)**	**34**	**(70)**
Income tax expense attributable to policyholders returns	(330)	60	(270)
Income tax expense attributable to shareholders profits	45	(128)	(83)
Loss for the period	**(389)**	**(34)**	**(423)**
Profit attributable to minority interest	32	1	33
Loss attributable to shareholders	**(421)**	**(35)**	**(456)**

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

a) Reconciliation of the Consolidated Balance Sheet

FY 2003	Historical financial information as reported under UK GAAP 2003	Adjustments	Historical financial information as reported under IFRS 2003
	£million	£million	£million
Assets			
Intangible assets	–	16	16
Deferred acquisition costs	2,019	(19)	2,000
Investments in associates and joint ventures	644	1,188	1,832
Investment property	–	7,094	7,094
Property and equipment	5,340	(4,806)	534
Deferred tax assets	164	(58)	106
Reinsurance assets	612	(57)	555
Loans and receivables	9,215	1,792	11,007
Derivative financial assets	–	253	253
Investment securities			
Equity securities and interests in pooled investment funds	21,376	15,645	37,021
Debt securities	21,405	6,426	27,831
	42,781	22,071	64,852
Assets held to cover linked liabilities	27,134	(27,134)	–
Other debtors	1,482	31	1,513
Cash and cash equivalents	203	2,781	2,984
Total assets	**89,594**	**3,152**	**92,746**
Minority interest	**74**	**65**	**139**
Liabilities			
Non-participating contract liabilities			
Non-participating insurance contract liabilities*	–	–	–
Non-participating investment contract liabilities*	–	–	–
	–	–	–
Participating contract liabilities			
Participating insurance contract liabilities*	–	–	–
Participating investment contract liabilities*	–	–	–
Present value of future profits on non-participating contracts*	–	–	–
Unallocated divisible surplus	5,089	(197)	4,892
	5,089	(197)	4,892
Insurance contract liabilities	74,852	(39,634)	35,218
Investment contract benefits	–	38,816	38,816
Third party interest in consolidated funds	–	50	50
Borrowings	2,573	2,162	4,735
Subordinated liabilities	970	60	1,030
Pension and other post-retirement provision	–	428	428
Deferred income	219	13	232
Deferred tax liabilities	450	21	471
Current tax liabilities	138	10	148
Customer accounts related to banking activities and deposits by banks	4,577	276	4,853
Derivative financial liabilities	–	535	535
Other liabilities	652	547	1,199
Total liabilities and minority interest	**89,594**	**3,152**	**92,746**

* The Group is not required to restate the balance sheet as at 16 November 2003 for FRS 27.

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

Analysis of adjustments to the Consolidated Balance Sheet as at 16 November 2003

FY 2003	Investments and loans valuation	Investment contract liabilities	Insurance contract liabilities	Employee benefits	Consolidation of additional entities	Unit linked asset	DAC & DIR	Deferred Taxation	Other adjustments	Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Assets										
Intangible assets	–	–	–	–	–		–	–	16	16
Deferred acquisition costs	–	–	–	–	–	–	(19)	–	–	(19)
Investments in associates and joint ventures	(7)	–	–	–	738	457	–	–	–	1,188
Investment property	–	–	–	–	–	2,034	–	–	5,060	7,094
Property and equipment	(4)	–	–	–	(43)	37	–	–	(4,796)	(4,806)
Deferred tax assets	–	–	–	–	–	19	–	(77)	–	(58)
Reinsurance assets	–	–	8	–	–	8	–	–	(73)	(57)
Loans and receivables	12	–	–	–	2,334	655	–	–	(1,209)	1,792
Derivative financial assets	249	–	–	–	–	4	–	–	–	253
Investment securities										
Equity securities and interests in pooled investment funds	503	–	–	–	(802)	16,669	–	–	(725)	15,645
Debt securities	(557)	–	–	–	–	7,234	–	–	(251)	6,426
Assets held to cover linked liabilities	–	–	–	–	–	(27,134)	–	–	–	(27,134)
Other debtors	(111)	–	–	–	92	189	–	5	(144)	31
Cash and cash equivalents	2	–	–	–	424	327	–	–	2,028	2,781
Total assets	**87**	–	**8**	–	**2,743**	**499**	**(19)**	**(72)**	**(94)**	**3,152**

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

FY 2003	Investments and loans valuation	Investment contract liabilities	Insurance contract liabilities	Employee benefits	Consolidation of additional entities	Unit linked asset	DAC & DIR	Deferred Taxation	Other adjustments	Total
	£million	£million	£million	£million	£million	£million	£million	£million	£million	£million
Minority interest	–	–	–	–	65	–	–	–	–	65
Liabilities										
Non-participating contract liabilities										
Non-participating insurance contracts	–	–	–	–	–	–	–	–	–	–
Non-participating investment contracts	–	–	–	–	–	–	–	–	–	–
Participating contract liabilities										
Participating insurance contracts	–	–	–	–	–	–	–	–	–	–
Participating investment contracts	–	–	–	–	–	–	–	–	–	–
Present value of future profits on non participating contracts	–	–	–	–	–	–	–	–	–	–
Unallocated divisible surplus	(234)	380	91	(245)	–	–	(262)	(278)	351	(197)
Insurance contract liabilities	–	–	(18,278)	–	–	(21,231)	193	–	(318)	(39,634)
Investment contract benefits	–	(380)	18,041	(165)	–	21,289	–	–	31	38,816
Third party interest in consolidated funds	–	–	–	–	50	–	–	–	–	50
Borrowings	(312)	–	–	–	2,451	–	–	–	23	2,162
Subordinated liabilities	7	–	–	–	53	–	–	–	–	60
Pension and other post retirement benefit provisions	–	–	–	428	–	–	–	–	–	428
Deferred income	(71)	–	–	–	–	–	97	–	(13)	13
Deferred tax liabilities	–		–	–	–	–	(199)	205	15	21
Current tax liabilities	–	–	–	–	4	3	–	3	–	10
Customer accounts related to banking activities and deposits by banks	276	–	–	–	–	–	–	–	–	276
Derivative financial liabilities	535	–	–	–	–	–	–	–	–	535
Other liabilities	(114)	–	154	(18)	120	438	152	(2)	(183)	547
Total liabilities	87	–	8	–	2,743	499	(19)	(72)	(94)	3,152

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

Explanation of reconciling items between UK GAAP and IFRS

The UK GAAP Balance Sheet and Income Statement has been presented in a format consistent with IFRS. Each of the significant adjustments is described below.

Investments and loans valuation

Under UK GAAP, listed investments are valued at fair value using a mid-market value. Under IFRS, listed investments are designated at fair value through profit or loss and valued at fair value using the bid price.

Unlisted investment securities were previously stated at Directors' valuation under UK GAAP. Under IFRS, unlisted securities are designated at fair value through profit or loss and are required to be valued at fair value using a technique that complies with the requirements of IAS 39. The value of unlisted investments has been amended where the Directors' valuation was not consistent with the IAS fair value.

Under IFRS, loans and receivables, subordinated debt and borrowings are carried at amortised cost as calculated using the effective interest rate ("EIR") method. This method effectively records through net interest income, a constant return over the relevant period of lending transactions. It spreads components such as interest, discounts, and fees payable/receivable over the effective life of the loan.

These items have been adjusted to the extent that the UK GAAP measurement basis differed from that prescribed under IFRS.

Derivatives were previously valued on either an amortised cost basis or at the mid-market price under UK GAAP. In addition, many derivatives were netted off against their associated hedged items. Under IFRS, all derivatives are required to be held at their fair value. Netting is also specifically prohibited. Where derivatives were used to hedge risks on a cash flow basis under UK GAAP, the transitional arrangements contained in IFRS1 have been applied. The cash flow hedge reserve was therefore brought onto the transitional Balance Sheet in 2003 and recycled through the profit and loss account during 2004.

On a Group basis these adjustments have resulted in a decrease in UDS of £116 million as at 31 December 2004 (FY 2003 : £234 million). £5 million was released from the cash flow hedge reserve in 2004.

Investment contract liabilities

Product classification

Under UK GAAP, all contracts written by an insurance company are accounted for on a similar basis. IFRS 4 requires products to be classified for accounting purposes as either insurance or investment contracts depending on whether there has been a transfer of significant insurance risk. Insurance contracts and those that have a discretionary participating feature continue to be accounted for using UK GAAP. Under IFRS, non-participating investment contract liabilities are measured at either amortised cost or at fair value (in the case of linked liabilities).

Accounting for non-participating investment contracts

Under UK GAAP, the liability under unit-linked contracts is equal to the market value of the underlying linked assets plus a prudential regulatory reserve. Under IFRS, these liabilities are carried at fair value and continue to be measured on a basis that is consistent with the valuation of the underlying assets. Consequently, under IFRS the unit-linked liability is calculated as the fair value of the underlying assets on a bid value basis but excludes any prudential reserves.

The Group measures non-linked non-participating investment contract liabilities at amortised cost using the effective interest rate method. An adjustment is required to the extent that the UK GAAP valuation basis is not compliant with the IFRS amortised cost basis.

These adjustments have resulted in an increase in UDS of £464 million for Group as at 31 December 2004 (FY 2003 : £380 million).

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

Deposit accounting

Under UK GAAP, all premiums receivable and claims payable are recognised in the Income Statement (revenue accounting). IFRS requires the application of deposit accounting whereby amounts receivable under Investment contracts without DPF are no longer shown as premiums in the Income Statement but are treated as deposits and added to investment contract liabilities in the Balance Sheet. Similarly, claims payable on Investment contracts without DPF are no longer shown as claims in the Income Statement but treated as a repayment of a deposit and are accounted for as a reduction in the investment contract liability in the Balance Sheet. The impact is to reduce income and expenses by £5,595 million. There is no impact to UDS.

Insurance contract liabilities

Under UK GAAP insurance contracts and participating investment contracts are valued using a prospective discounted cashflow basis. The discount rate applied to contractual cash flows is determined on a basis that is consistent with the valuation of the assets backing the contracts. Under IFRS the backing assets are measured on a different basis than under UK GAAP and therefore a corresponding adjustment is made to the liabilities.

The effect of this adjustment has resulted in an increase in UDS of £21 million for Group as at 31 December 2004 (FY 2003 : £91 million).

Employee benefits

Under UK GAAP, the expected cost of providing pension obligations over the projected period of the employees' service was recognised in the Income Statement. There was no upfront recognition of the pension fund deficit in the Balance Sheet. Under IFRS, the defined benefit pension deficit is recognised as a liability in the Group's Balance Sheet. The amount recognised is the present value of the defined benefit obligation reduced by the fair value of scheme assets. Certain assets (which are classified as non-transferable financial instruments) do not meet the definition of plan assets and are not deducted from the pension scheme obligation; however, they are offset by a reduction to the corresponding liability to the scheme. This has the effect of increasing the headline pension deficit balance by £181 million on a Group basis but does not impact the UDS. For 2005 onwards a transferability agreement was put in place for the United Kingdom and Ireland, this recognises all of the assets backing the pension obligation as plan assets thereby reducing the headline pension deficit balance.

The Group has elected to recognise all actuarial gains and losses outside of the Income Statement in the Statement of Recognised Income and Expense. The amount recognised as pensions and other post retirement benefit provisions on a Group basis comprises the following:

	FY 2004 £million
Gross pension obligation included in pensions and other post retirement benefit provisions	472
Non-transferable financial assets backing obligations	(181)
Defined benefit pension scheme deficit	**291**

On a Group basis, recognition of the defined benefit pension scheme deficit, net of tax, resulted in a decrease in the UDS at 31 December 2004 of £274 million (FY 2003 : £245 million). The pension liability recognised for Group was £472 million at 31 December 2004 (FY 2003 : £428 million). Actuarial losses recognised in the Statement of Recognised Income and Expense for Group at 31 December 2004 were £42 million and the adjustment resulted in £13 million of additional expenses in the Income Statement for Group.

Consolidation of additional entities

IFRS requires the consolidation of certain other investment vehicles which did not require consolidation under UK GAAP. This is due to a stricter definition of when an entity is deemed to be under the control of an investor.

The Group now consolidates several open-ended investment companies, unit trusts and other investment vehicles on a line-by-line basis.

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

Under IFRS, joint ventures and associates are accounted for using the equity method of accounting. The effect of the adjustments is the reclassification and recognition of Investments in Associates and Joint Ventures of £1,080 million (FY 2003 : £738 million) and an additional share of profit after tax of associates and joint ventures of £72 million being recognised for the period ended 31 December 2004.

Unit linked asset explosion

Assets held to cover linked liabilities of £33,366 million (FY 2003 : £27,314 million) are no longer disclosed in the single line "Assets held to cover linked liabilities" but are consolidated on a line-by-line basis under IFRS. This has resulted in the recognition of additional debt securities and equity securities of £8,048 million and £21,038 milion, respectively (FY 2003 : £7,234 million and £16,669 million, respectively). There is no impact on UDS as a result of this change.

Linked liabilities are also separately disclosed according to the nature of the contract, being insurance or investment contract liabilities.

Deferred acquisition costs ("DAC") and deferred income reserve ("DIR")

Under UK GAAP, front-end fees on investment management service contracts are recognised as received. IFRS requires these fees to be recognised as services are provided over the life of the contract. Therefore, under IFRS an explicit deferred income reserve is recognised for any front-end fees received that relate to services to be provided in future periods.

Incremental costs that directly relate to the cost of acquiring new investment management business are deferred as an asset and amortised in line with the associated revenue as the services are provided.

Both the life assurance and pensions and investment management segments contain investment management service contracts.

The Group has elected to make certain improvements to its accounting for DAC. Under the revised policy, all costs associated with acquisition are deferred and deferral extends to single as well as regular premium business.

Overall the net impact of the DAC/DIR adjustment for Group is a decrease to UDS of £346 million as at 31 December 2004 (FY 2003 : £262 milllion).

Deferred taxation

IFRS requires deferred tax to be calculated on temporary differences rather than timing differences under UK GAAP. Under IFRS, where any asset or liability has a temporary difference and that temporary difference is increased or decreased in the IFRS financial statements by making an adjustment to its carrying value on transition to IFRS, then an adjustment will be required to deferred tax provisions recognised in the UK GAAP financial statements. Furthermore, IAS 12 does not permit discounting of deferred tax provisions whereas UK GAAP did.

The net impact of these adjustments on the Group is a decrease in the UDS at 31 December 2004 of £66 million (FY 2003 : £278 million).

Other adjustments

The other adjustments that arise as a result of the transition to IFRS include the following:

- Software development costs that meet the requirements for recognition as an intangible asset under IFRS must be capitalised and recognised as an intangible asset. Under UK GAAP, the Group had been writing off development expenditure in the year of the expenditure. The UDS has increased by £24 million (FY 2003 : £13 million) as a result.

- The Group has opted to reclassify some of its properties as investment properties, which are shown as a separate asset component in the IFRS HFI and are held at fair value under IFRS. Fair value is

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

determined without any deduction for transaction costs. Gains or losses arising from changes in fair value are accounted for in income rather than through the revaluation reserves as under UK GAAP. Owner-occupied properties under UK GAAP were valued on a vacant possession basis whereas under IFRS they are valued at fair value. The effect of the property valuation has resulted in an increase in UDS of £84 million.

- Under IFRS, lease incentives are recognised as a reduction in rental income over the lease term. Since the Group are acting as lessors, payment of the lease incentive is recognised as an asset and the cost of the incentive as a reduction of rental income over the lease term on a straight-line basis. UK GAAP requires incentives to be spread over the shorter of the lease term and a period ending on a date on which the rent is first adjusted to prevailing market rates. The effect of this has resulted in an increase in UDS of £31 million (FY 2003 : £28 million).

- "Cash equivalents" is a newly defined term under IFRS and results in more assets falling into the scope of "Cash and Cash Equivalents". Approximately £2 billion of assets has been classified into Cash and Cash Equivalents in both FY 2003 and FY 2004.

- All Group entities that have a functional currency different from the Group presentation currency are translated as follows:

  — Assets and liabilities for each balance are translated at the closing rate at Balance Sheet date. This means that the opening balances are retranslated at closing rate to obtain the exchange difference between opening and closing rate; and

  — Income and expenses are translated at average exchange rates.

  The translation differences are recognised in a separate component of equity, known as the translation reserve.

  The Group has taken advantage of the exemption on first-time adoption of IFRS that permits it to not recalculate the cumulative translation reserve at the date of transition. As a result, the opening reserve at transition date is reset to zero. The impact of the adjustment is to decrease UDS by £51 million at 31 December 2004.

Explanation of material adjustments to the Cash Flow Statement for 2004

In the HFI prepared under UK GAAP, in accordance with FRS 1 (Revised) – Cash Flow Statements, the cash flow statement does not include any amounts relating to the long-term business except for cash transactions between the long-term business fund and shareholders.

The cash flow statement under UK GAAP represents actual cash flows of subsidiaries transferred to shareholders under the Main Scheme, together with an allocation of cash representing amounts which have been transferred to the non-technical account in respect of the Life and Pensions results within SLAC attributable to shareholders.

A full Cash Flow Statement is presented in this HFI for FY 2004 and FY 2005 for IFRS.

Adoption of FRS 27

As explained in the accounting policies, insurance contracts and participating investment contracts are accounted for using accounting policies that were applied prior to the transition to IFRS. As permitted by IFRS 4, an improvement to these policies has been reflected in these financial statements. This improvement relates to the implementation of the UK accounting standard FRS 27 *Life Assurance* which deals with accounting for liabilities to policyholders under participating contracts. As acknowledged within FRS 27, its retrospective application is difficult. The Group has assessed that it is impracticable to restate the Balance Sheet at 16 November 2003 and the Income Statement for FY 2004 for the impact of FRS 27. The Balance Sheet at 31 December 2004 has been restated.

40. Reconciliations of Balance Sheet and Income Statement reported under UK GAAP and IFRS (including FRS 27) (continued)

In accordance with FRS 27, participating contract liabilities are determined on a realistic basis and are reduced by the PVFP on non-participating contracts written in the with-profits fund. DAC is only held on non-participating investment contracts to the extent of the DIR recognised. This has resulted in an increase in participating contract liabilities of £409 million and a reduction in DAC of £1,788 million at 31 December 2004. The participating contract liabilities are offset by the present value of future profits on non-participating contracts of £1,041 million. The effect of these adjustments is to decrease deferred tax liabilities by £124 million and deferred tax assets by £53 million, offset by an increase to reinsurance assets of £6 million. Corresponding amounts have been adjusted to the UDS in accordance with FRS 27 resulting in a decrease of £1,078 at 31 December 2004 for Group. FRS 27 requires insurance contracts to be classified into their participating and non-participating components and reflected as such on the Balance Sheet. A presentational adjustment has been made to reflect this classification for insurance and investment contracts.

FRS 27 requires the cost of guarantees to be valued on a fair value approach. FRS 27 permits the PVFP on the non-participating business written within the with-profits fund to be deducted from the realistic liability as this value is included within the realistic liability calculation.

41. Domestication of Canadian non-participating business

On 31 December 2004, substantially all of the non-participating liabilities of The Standard Life Assurance Company Canadian Branch were assumed by The Standard Life Assurance Company of Canada ("SLCC"), a wholly-owned subsidiary undertaking of SLAC. Most of the remaining non-participating business of the Branch was reinsured with SLCC on 31 December 2004. All Canadian participating business remained in the Branch and was not assumed or reinsured by SLCC.

SLCC issued shares and subordinated debt in exchange for the domesticated business. This is reflected by a corresponding increase in the value of the investment recognised by SLAC in respect of this subsidiary.

42. Investment in Subsidiaries

The following are details of SLAC's subsidiaries which are unlisted entities, unless otherwise stated:

Name of subsidiary	Country of incorporation or registration	% of interest held	Nature of business
The Standard Life Assurance Company of Canada	Canada	100	Life assurance
Standard Life Healthcare Limited	England	100	General insurance
Standard Life Investments Limited	Scotland	100	Investment management
Standard Life Bank Limited	Scotland	100	Banking
Standard Life Investment Funds Limited	Scotland	100	Life assurance
Standard Life Lifetime Mortgages Limited	Scotland	100	Mortgage finance
Standard Life Pension Funds Limited	Scotland	100	Life assurance
Standard Life Savings Limited	Scotland	100	Investment management
Standard Life European Private Equity Trust PLC* **	Scotland	51	Investment trust
Standard Life (Asia) Limited	Hong Kong	100	Life assurance
SL Finance PLC	England	100	Finance company
SL MACS PLC***	England	—	Finance company
SL MACS (No. 2) PLC***	England	—	Finance company
Standard Life Employee Services Limited	Scotland	100	Employee services

* Indicates listed entity.

** Indicates the entity has a different reporting date to the Group but has been consolidated consistently at 31 December.

*** In certain instances, the Group sponsors the formation of special purpose entities primarily for the purpose of securitisation of assets and for raising finance. The Group consolidates special purpose entities when the substance of the relationship is that it controls or has the power to control the entity. In assessing and determining if the Group controls such special purpose entities, judgement is made about the Group's exposure to the risks, benefits and the ability to control the operating and financial decisions of the entity.



PricewaterhouseCoopers LLP
PO Box 90
Erskine House
68-73 Queen Street
Edinburgh EH2 4NH
www.pwc.com/uk

The Directors
Standard Life plc
Standard Life House
Lothian Road
Edinburgh
EH1 2DH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

15 June 2006

Dear Sirs

The Standard Life Assurance Company and its subsidiaries (the "Operating Group")

We report on the historical financial information set out on pages 300 to 338 below. This historical financial information has been prepared for inclusion in the prospectus dated 15 June 2006 (the "prospectus") of Standard Life plc (the "Company") on the basis of the accounting policies set out on pages 302 to 306. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the historical financial information on the basis of preparation set out on pages 301 to 302 of the historical financial information and on the basis of UK Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion on the historical financial information as to whether the historical financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the Operating Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the historical financial information set out on pages 300 to 338 gives, for the purposes of the prospectus dated 15 June 2006, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its losses, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of the preparation set out on pages 301 to 302 and on the basis of UK GAAP as described on page 300.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

SECTION D SLAC UK GAAP HISTORICAL FINANCIAL INFORMATION

Throughout the period covered by this Historical Financial Information ("HFI"), SLAC was a mutual assurance company owned by its members. The statutory accounts of the Group recorded neither a profit nor a loss on the operation of its long term business because, under the mutual structure, all surpluses from the business accrued to the benefit of with-profits policyholders through bonuses declared or through transfers to the fund for future appropriations ("FFA").

This HFI, including the notes thereon, of the Group for FY 2004 and FY 2003, has been prepared and is presented in order to show the results which would have been attributable to shareholders and policyholders had SLAC been a company owned by shareholders under the terms of the Main Scheme during FY 2004 and FY 2003.

This HFI has been prepared on the basis of UK Generally Accepted Accounting Principles ("UK GAAP"), the basis on which SLAC presented its published accounts for FY 2004 and FY 2003. HFI for FY 2005 and FY 2004 has also been prepared on the basis of International Financial Reporting Standards ("IFRS") and is presented separately in Section B above.

FEATURES OF THE DEMUTUALISATION PROPOSAL

As described in more detail in the "Basis of Preparation" below, the terms of the Main Scheme have been reflected in the preparation and presentation of this HFI. The terms of the Main Scheme are discussed in detail in Section 1.3 of Part VIII – "Operating And Financial Review Of The Standard Life Group". The following summary provides an overview of the key features of the Main Scheme in so far as they affect the basis of preparation of this HFI. These key features are:

(a) SLAL, a newly-incorporated insurance company, will establish a long-term business fund, consisting of the Heritage With-Profits Fund ("HWPF"), four new With-Profits Funds, a Non-Profit Fund and a Shareholder Fund. On the Effective Date, the substantial majority of assets and liabilities of SLAC (excluding, inter alia, the Canadian Structured Settlements) will be transferred to SLAL under the Main Scheme and will be allocated between the HWPF, the Non-Profit Fund and the Shareholder Fund in accordance with the Main Scheme.

(b) SLAC's investments in the main operating subsidiaries (including Standard Life Bank, Standard Life Investments, The Standard Life Assurance Company of Canada and Standard Life Investment Funds Limited ("SLIF")) will be allocated to the SLAL Shareholder Fund or Non Profit Fund.

(c) SLAC's liabilities to its subsidiaries or special purpose entities (together the "financing vehicles") matching the Group's subordinated debt and Subordinated Members' Accounts ("SMAs") will be novated or repaid prior to demutualisation. On demutualisation, (a) the Company will have subordinated obligations as issuer to the bondholders under amended terms and SLAL will provide a subordinated guarantee to bondholders and (b) the beneficial interest in certain assets will be transferred to SLAL and SLAL will become the debtor under subordinated internal loan arrangements with the Company as creditor.

(d) Virtually all policies in force in SLAC at the date of demutualisation will be transferred to SLAL's HWPF except for Pension Contribution Insurance Income, Income Protection Plan, Self-Invested Pension Plan business (excluding the James Hay SIPP), Canadian stacking policies and any pipeline business. These policies will be allocated to SLAL's Non-Profit Fund.

(e) On an annual basis the SLAL HWPF will, subject to the solvency of the SLAL HWPF, make a transfer of cash or assets to the Non-Profit Fund. This transfer will be recognised as shareholder profit. It will be calculated in accordance with formulae defined in the Main Scheme and will be calculated by reference to certain cash flows, reserves and charges, arising from UWP business, and certain types of Conventional Non-Profit business transferred to the HWPF on the Effective Date. These cash flows are based on the amounts reported in the regulatory returns and exclude any investment surplus and deferral of acquisition costs. The transfer to the FFA will be reduced by an equivalent amount.

(f) If the amount calculated in accordance with the formulae defined in the Main Scheme is negative, the Main Scheme requires that the SLAL Board will provide (or procure the provision of) a contingent loan (or otherwise make assets available) to the HWPF of an equivalent or greater amount. The contingent loan will be repaid at the discretion of the SLAL Board and repayment will be made using shareholder transfer amounts in future periods. In practice, because the Shareholder

Fund is entitled to the same transfer amounts before and after advancing the contingent loan, the SLAL Board would not regard that loan as being recoverable and therefore the amount would be recognised as a loss attributable to shareholders in the period that the transfer is made. Accordingly, the HFI reflects the negative amounts calculated in accordance with the formulae as a loss attributable to shareholders.

(g) On the Effective Date, existing business written in the German branch will be transferred to the HWPF. The Non-Profit Fund will meet all expenses of administering the German business and will be entitled to recharge to the HWPF defined amounts.

(h) On the Effective Date, the HWPF will enter into a reinsurance contract with SLIF in relation to longevity risk on annuity business written in the United Kingdom and Ireland. The amount attributable to shareholders will be the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by SLIF from the HWPF.

BASIS OF PREPARATION

This HFI has been derived using the SLAC Group accounting records and in accordance with the accounting policies set out herein. The principal adjustments made to the underlying SLAC Group accounting records are summarised below.

Loss attributable to shareholders

The long-term business technical account and non-technical account (together, the "profit and loss account") presented in this HFI have been prepared to show those proportions of the transfers made to the FFA which would have been attributable to shareholders and with-profits policyholders had SLAC been owned by shareholders under the terms of the Main Scheme during the two accounting periods.

As all business was either written in or owned by the long-term business fund of SLAC, all income and expenses are initially recorded in the long-term business technical account. The loss on ordinary activities after tax attributable to shareholders in the non-technical account represents that part of the transfer to the FFA that would have been attributable to shareholders. This comprises five components:

(a) The transfer of assets between shareholders and policyholders that would have arisen under the Main Scheme in respect of the UK and Irish UWP and non-profit business;

(b) The recharge in respect of business written in the German branch;

(c) The profits attributable to the operating subsidiaries which, under the Main Scheme, will transfer to the Shareholder Fund or Non-Profit Fund;

(d) In relation to the subordinated debt and SMAs, the amount by which the return on the assets backing the subordinated debt exceeds the coupon paid; and

(e) In relation to annuities, the profit or loss resulting from the difference between actual mortality experience and the mortality assumptions used to determine the reinsurance premium received by SLIF from the HWPF.

In order to calculate the shareholder loss that would have arisen in the two accounting periods in relation to (a) above, long-term insurance premiums, claims and commissions, associated reinsurance and operating costs and actuarial reserves have been derived from the accounting and actuarial records of SLAC and have been allocated to each business unit and product category by reference to the nature of the individual products giving rise to the transactions. The shareholder transfer is then calculated for each product category by reference to formulae defined in the Main Scheme.

If the shareholder transfer amount from the HWPF is negative, the Main Scheme requires a contingent loan to be made by the Shareholder Fund to the HWPF for the amount of the deficit. For further details, please refer to Section (f) of the "Features of the Demutualisation Proposal" above.

For the purpose of preparing the HFI, the results of business written in the German branch have been allocated between shareholders and policyholders according to a basis that is consistent with business written in the United Kingdom and Ireland. This basis is also consistent with how the post demutualisation recharges to the HWPF for German business have been derived.

For the purpose of preparing the HFI, a deduction is made for the cost of carry of subordinated debt based on the sector average return.

For the purposes of preparing the HFI, the results of annuity business in the United Kingdom and Ireland have been allocated between shareholders and policyholders according to a basis that is similar to that used for other conventional non-profit insurance business written in the United Kingdom and Ireland. As for other conventional non-profit insurance business, the amount allocated to shareholders is calculated as the surplus arising excluding any investment surplus. A further modification is applied in that any surplus or deficit arising as a result of differences between actual and assured administration expenses and the movements in mathematical reserves held in respect of future administration expenses is excluded. This reflects the fact that a longevity reinsurance arrangement in respect of annuities does not transfer the expense and investment risk to shareholders.

Deferred acquisition costs

The basis for determining deferred acquisition costs in the HFI is set out in note (i) of the accounting policies. This is the basis which the life insurance subsidiaries of the Company intend to adopt in the future.

The basis adopted has been applied on a consistent basis at each balance sheet date and in order to determine the opening position at 16 November 2002.

Taxation

As a mutual company, the tax attributable to SLAC's business Life and Pensions is not subject to shareholder tax. The tax attributable for that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax attributable to shareholders in the historical financial information solely reflects the tax arising in the operating subsidiaries that will be held outside the HWPF.

Balance sheet

The consolidated balance sheet does not reflect the capital and reserves that will arise on the Effective Date. As it is not possible to allocate the FFA at 16 November 2002 between shareholders and policyholders, profits arising in the period, which would have been attributable to shareholders, are reflected as a movement in the FFA.

Other adjustments

Certain adjustments have been made that were not reflected in SLAC's previously published accounts because of the significance of the amounts involved in the context of the shareholder loss reported in this HFI.

RESPONSIBILITY

The financial statements of SLAC are the responsibility of the Directors of SLAC.

The Directors of the Company are responsible for preparing the HFI in accordance with the basis of preparation set out above and in accordance with UK GAAP.

ACCOUNTING POLICIES

Introduction

The HFI set out below has been prepared for the purpose of the Prospectus in order to show the results which are attributable to the members of SLAC, as if the company had been a proprietary and not a mutual company during FY 2004 and FY 2003. Throughout this report, the results attributable to eligible members under the Main Scheme are described as the shareholder results. The HFI is based on the consolidated financial statements of SLAC after making appropriate adjustments.

The HFI has been prepared so far as practicable, having regard to the basis of preparation in compliance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act with the exception set out in note (e)(i). The accounts have been prepared in accordance with applicable accounting standards and in accordance with the ABI's Statement of Recommended Practice on Accounting for Insurance Business ("ABI SORP") dated November 2003.

(a) The HFI comprises:

(i) A consolidated long-term business technical account including all activities of SLAC;

(ii) A consolidated non-technical account, reflecting the losses which would have been attributable to shareholders on the bases described above;

(iii) A consolidated statement of total recognised gains and losses reflecting the gains and losses which could have been attributable to shareholders on the bases described above;

(iv) A consolidated balance sheet as presented in the financial statements of SLAC with no adjustments to show shareholders' capital and reserves. Note 20 details the movement in the FFA which shows the profits attributable to shareholders; and

(v) A consolidated cash flow statement reflecting the cash flows which would have been attributable to shareholders on the basis described in note 10.

(b) Basis of consolidation

The HFI consolidates the profit and loss accounts and balance sheets of SLAC and its principal subsidiary and quasi-subsidiary undertakings. The profit and loss accounts of general insurance subsidiaries and non-insurance subsidiaries are consolidated into Other technical income and Other technical charges in the Group technical account for long-term business.

(c) Premiums

Premiums are accounted for when due for payment. For unit-linked business the due date for payment is taken as the date when the liability is established. Reinsurance premiums are accounted for when due for payment.

(d) Claims

Maturity claims and annuities are accounted for when due for payment. Surrenders are accounted for when paid or, if earlier, on the date when the policy ceases to be included within the calculation of the long-term business provision and/or the technical provision for linked liabilities. Death claims and all other claims are accounted for when notified.

Claims payable include the direct costs of settlement. Reinsurance recoveries are accounted for in the same period as the related claim.

(e) Investments

(i) Investment valuations

Listed investments are included in the balance sheet at mid-market value. Unlisted investments, participating interests, mortgages and loans are included at Directors' valuation. Units in authorised unit trusts are included at market value. Land and buildings, other than those occupied by the Group, are valued at open market value as determined by professional valuers. Land and buildings occupied by the Group are valued at market value based on vacant possession, as determined by professional valuers.

Under the Companies Act 1985, land and buildings are required to be depreciated over their expected useful economic lives. In respect of investment properties, this requirement conflicts with the generally accepted accounting principle set out in SSAP 19 that no depreciation should be provided in respect of such investments. The Directors consider that to depreciate the investment properties would not give a true and fair view and accordingly the provisions of SSAP 19 have been adopted. Depreciation is only one of the factors reflected in the annual valuations and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. In respect of the freehold properties occupied by the Group, it is the Group's practice to maintain them in a continuous state of sound repair. Accordingly, the Directors consider that the lives of these assets and their residual values (based on prices prevailing at the time of acquisition or subsequent valuation) are such that their depreciation is insignificant and is thus not provided.

(ii) Investment income and expenses

Investment income and expenses include dividends, interest, rents, gains and losses on the realisation of investments and related expenses. Dividends are recorded on the date on which the shares are quoted ex-dividend. Interest, rents and expenses are accounted for on an accruals basis.

(iii) Investment gains and losses

For investments which are valued at market value, realised gains and losses are calculated as the difference between net sales proceeds and their original cost. On disposal, a transfer of previously recognised gains and losses is made from unrealised gains and losses to realised gains and losses. Unrealised gains and losses are calculated as the difference between the current valuation of investments and their valuation at the last balance sheet date or subsequent acquisition. Realised and unrealised gains and losses are recognised in the technical account.

(f) Derivative instruments

The Group uses derivative instruments, including forwards, swaps, futures and options, for the purposes of matching contractual liabilities, reducing investment risks and for efficient portfolio management.

Derivative instruments are held on an amortised cost basis where they are held to hedge underlying assets or liabilities that are themselves valued on an amortised cost basis. Where the derivative is held on an amortised cost basis, up front premiums or discounts on the derivative are deferred and amortised over the life of the instrument and income and expenses arising from the derivative are recognised as they accrue over the life of the instrument as an adjustment to 'investment income'. Gains or losses realised on the early close out of derivative instruments held on an amortised cost basis are taken to the balance sheet and released to "investment income" in the profit and loss account over the period to the maturity date of the derivative.

All other derivative instruments are included in the balance sheet at mid-market value and any changes in their value are taken directly to the profit and loss account and reported in "unrealised gains on investments" or "unrealised losses on investments". Realised gains or losses arising on derivative instruments held at mid-market value are taken directly to the profit and loss account as "realised gains on investments" or "realised losses on investments". Where used to manage foreign currency debt issues, the debt is recorded at the contracted rate of the associated derivative instrument.

(g) Long-term business provision and technical provision for linked liabilities

The long-term business provision is calculated by the Company's Reporting Actuary following his annual investigation of the long-term business, and approved by the Board. For UK and overseas conventional business, with the exception of Canadian non-participating business, the calculation uses the gross premium method. For accumulating with-profits, the technical provision is the higher of (i) the discounted value of guaranteed benefits and expenses; and (ii) the face value of units reduced for some contracts to reflect market conditions. The technical provision for linked liabilities is based on the value of the underlying assets supporting the policies.

The domestication of the Canadian non-participating business, described in note 29, resulted in the assumption of certain assets and liabilities of the Canadian branch of the Company by a subsidiary company incorporated under Canadian laws and regulations. As a result of the assumption of this business by a Canadian company and, in accordance with Group policy for overseas subsidiaries, the method used to determine the long-term business provision for Canadian non-participating business is based on Canadian valuation practices. On consolidation, the provision based on Canadian valuation practices is then adjusted to be consistent with UK accounting principles. The effect of this change in estimation technique is included in note 22.

(h) Fund for future appropriations

The FFA comprises amounts which have yet to be allocated to participating policyholders. Transfers to and from the fund reflect the excess or deficiency of income (including premiums and investment gains) over expenses (including claims and investment losses) and amounts required to be allocated to policyholders in each accounting period. From the Effective Date, such amounts will partly be attributable to shareholders and partly be amounts that have not yet been allocated between shareholders and with-profits policyholders. The HFI reflects this by showing in note 20 the results attributable to shareholders in each accounting period.

Transfers between the long-term business technical account and the non-technical account represent the amounts attributable to shareholders and minority interests during the accounting period.

(i) Deferred acquisition costs

Within the published financial statements of SLAC, the costs of acquiring new insurance contracts and the renewal of existing insurance contracts were amortised against the first available revenue margins. The policy adopted for this report has been refined in order to reflect the future deferred acquisition costs ("DAC") accounting policies for the Group. For the HFI, the costs of acquiring new business and the renewal of existing contracts, excluding advertising costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified as DAC and are included as an asset in the balance sheet. The DAC asset is amortised against margins in future revenues on the related insurance policies, subject to recoverability tests based on the emergence of future margins. Recoverability of the unamortised DAC asset is assessed in the year of policy issue, and reviewed on an annual basis against profit margins.

(j) Tangible assets

Tangible assets are capitalised and depreciated by equal annual instalments over their estimated useful lives, which range from two to ten years.

(k) Taxation

Deferred tax is recognised on a discounted basis for all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The value of the deferred tax assets and liabilities are calculated using the average tax rates expected to be applicable in the periods in which the timing differences are expected to reverse (on a mutual trading basis). The value of the tax assets and liabilities are then discounted at the corresponding post tax gilt rates at the year-end in order to reflect the time value of money.

As a mutual company, the life assurance and pensions business of SLAC is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred) which might arise in the shareholder environment. The tax attributable to the balance on the long-term business technical account reflects the tax on the non-life assurance subsidiaries that will be held outside the HWPF. This tax had previously been allocated to the long-term business fund and the purpose of the tax adjustments in the non technical account is to attribute the tax to the shareholders.

(l) Pension costs

Charges in respect of employer's contributions to the Defined Benefit Schemes are calculated on a basis which spreads the cost over the service lives of scheme members. Contributions in respect of the defined contribution scheme are recognised when incurred.

Financial Reporting Standard (FRS) 17 – Retirement Benefits was not mandatory for the Group until the year ending 31 December 2005. Accordingly, the financial information includes all the disclosure requirements of FRS 17 but accounts for pension costs under the terms of SSAP 24. These are shown in note 7.

(m) Banking business assets and liabilities

Banking business assets consist primarily of loans and advances to customers and debt securities. Loans and advances to customers are included at market value. Securitised assets are accounted for using a linked presentation in accordance with FRS 5 – Reporting the Substance of Transactions. Where debt securities are held for the short term, they are included in the balance sheet at market value. Any changes in the market value of such assets are recognised in the profit and loss account as dealing profits or losses as they arise. Where debt securities, treasury bills and eligible bills are held for use on a continuing basis for investment purposes, they are stated at cost adjusted for any amortisation of premium or discount. Banking business liabilities consist primarily of customer accounts and debt securities in issue, which are included at cost. Further details of banking business assets and liabilities are included in note 26.

(n) Foreign currencies

Assets and liabilities in currencies other than sterling are translated at the rates of exchange ruling on the balance sheet date or if appropriate at the contracted rate under a forward contract or cross currency swap. The results of foreign branches and subsidiary undertakings are translated at an average exchange rate for the year. Other foreign currency transactions are translated at the rate of exchange ruling on the date on which the transaction occurred. Exchange differences arising from the retranslation of the opening net investment in foreign branches and subsidiary undertakings are taken directly to the FFA.

(o) Subordinated liabilities and SMAs

Subordinated liabilities and SMAs are initially included in the balance sheet at the value of proceeds received net of issue expenses. The total finance costs are charged to the profit and loss account over the term of the instrument at a constant rate of interest on the carrying amount. The carrying amount of the debt is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in the period.

(p) Cash flow statement

In accordance with FRS 1 (Revised) – Cash Flow Statements, the cash flow statement does not include any amounts relating to the long-term business except for cash transactions between the long-term business fund and shareholders.

The cash flow statement represents actual cash flows of subsidiaries transferred to shareholders under the Main Scheme, together with an allocation of cash representing amounts which have been transferred to the non-technical account in respect of the life assurance and pensions results within SLAC attributable to shareholders.

(q) Change of the year-end reporting date

The Group changed its year-end reporting date during 2004 to 31 December 2004. The second accounting period in this HFI, FY 2004, is therefore the period from 16 November 2003 to 31 December 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Technical account – long-term business

	Notes	FY 2004 £million	FY 2003 £million
Earned premiums, net of reinsurance			
Gross premiums written	1	10,219	9,520
Outward reinsurance premiums		(109)	(76)
		10,110	**9,444**
Investment income	2	3,830	3,113
Gains on realisation of investments	2	3,417	197
Unrealised gains on investments	2	1,920	3,481
Other technical income, net of reinsurance	3	790	604
		20,067	**16,839**
Claims incurred, net of reinsurance			
Claims paid – gross amount		8,117	7,248
– reinsurers' share		(53)	(38)
		8,064	7,210
Change in provision for claims		(20)	(7)
		8,044	**7,203**
Changes in other technical provisions, net of reinsurance			
Long-term business provision			
– gross amount		3,395	1,480
– reinsurers' share		(122)	(102)
		3,273	1,378
Technical provisions for linked liabilities			
– gross amount		6,419	5,270
– reinsurers' share		(24)	(1)
		6,395	5,269
Technical provisions for general business		43	21
		9,711	**6,668**
Net operating expenses	4	1,253	835
Investment expenses and charges	2	224	211
Other technical charges, net of reinsurance	3	681	550
Tax attributable to the long-term business	8	286	179
Transfer to the fund for future appropriations	20	257	1,592
		2,701	**3,367**
		20,456	**17,238**
Balance on the technical account – long-term business		**(389)**	**(399)**

All of the amounts above are in respect of continuing operations.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Non-technical account

	Notes	FY 2004	FY 2003
		£million	**£million**
Balance on the long-term business technical account		(389)	(399)
Tax (credit)/charge attributable to balance on long-term business technical account	8	(45)	29
Loss on ordinary activities before tax	1	**(434)**	**(370)**
Tax credit/(charge) on loss on ordinary activities	8	45	(29)
Profit on ordinary activities after tax		**(389)**	**(399)**
Minority interest		(32)	(3)
Loss attributable to shareholders		**(421)**	**(402)**
Earnings (basic and diluted) per share attributable to shareholders	9	**(28.1)p**	**(26.8)p**

(a) Earnings per share is based upon loss for the accounting period attributable to shareholders divided by the 1,500 million Ordinary Shares expected to be issued in connection with the Demutualisation Share Allocation. No account has been taken of the shares that will be issued under the offer to raise new capital for the Group.

All of the amounts above are in respect of continuing operations.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	FY 2004	FY 2003
		£million	**£million**
Loss attributable to shareholders		(421)	(402)
Exchange rate (losses)/gains attributable to shareholders	20	(26)	97
Total recognised losses arising in the period		**(447)**	**(305)**

CONSOLIDATED BALANCE SHEETS

	Notes	31 December 2004	15 November 2003
		£million	£million
Assets			
Investments			
Land and buildings	11	5,440	5,281
Investments in group undertakings and participating interests	12	298	646
Other financial investments	13	55,240	51,134
Other financial investments subject to securitisation	13	3,906	3,194
Less: Non-recourse finance	13	(3,181)	(2,334)
		55,965	51,994
		61,703	**57,921**
Assets held to cover linked liabilities	15	33,366	27,134
Reinsurers' share of technical provisions			
Long-term business		714	604
Linked liabilities		33	8
		747	**612**
Debtors			
Direct insurance operations		122	121
Other debtors	16	1,395	914
		1,517	**1,035**
Other assets			
Tangible assets	17	37	59
Cash at bank and in hand		109	203
		146	**262**
Prepayments and accrued income			
Accrued interest and rent		602	611
Deferred acquisition costs		2,119	2,019
		2,721	**2,630**
Total assets		**100,200**	**89,594**

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Notes	31 December 2004	15 November 2003
		£million	£million
Liabilities			
Subordinated members' accounts	18	548	–
Subordinated liabilities	19	971	970
		1,519	**970**
Equity minority interest		145	74
Fund for future appropriations	20	4,881	5,089
Technical provisions			
Long-term business	21	50,454	47,255
Claims outstanding	21	123	143
Linked liabilities	21	33,399	27,142
General business	21	348	312
		84,324	**74,852**
Provisions for other risks and charges	23	567	450
Deposits received from reinsurers		46	46
Creditors			
Direct insurance operations		305	191
Amounts owed to credit institutions	25	1,059	332
Bank customer accounts	26	4,238	4,562
Other creditors including taxation and social security	24	2,872	2,809
		8,474	**7,894**
Accruals and deferred income		244	219
Total liabilities		**100,200**	**89,594**

CONSOLIDATED SHAREHOLDERS' CASHFLOW STATEMENTS

In accordance with FRS 1 (Revised) – Cash Flow Statements, this statement shows only the cash flows of shareholders' funds. The cashflow statement has been prepared on the basis that for the life assurance and pensions business within SLAC, the cash flow of shareholders' funds is equal to the shareholder transfer as defined by the Main Scheme. The cash flow statement also includes the actual cash flows of the operating subsidiaries and business units attributable to shareholders under the Main Scheme.

	Notes	FY 2004	FY 2003
		£million	**£million**
Operating activities			
Net cash flow from operating activities			
Life and Pensions		(588)	390
Investment management		27	22
Banking		6	11
Healthcare and General Insurance		73	76
Net cash flow from operating activities	10(a)	(482)	499
Returns on investments and servicing of finance			
Investment income		8	9
Dividends paid to minority shareholders in subsidiary undertakings		(52)	(3)
Interest paid on borrowings and subordinated debt		(76)	(72)
Total returns on investments and servicing of finance		(120)	(66)
Corporation taxation		45	(29)
Capital expenditure and financial investments			
Purchase of tangible fixed assets		(4)	(6)
Net cash (outflow) / inflow in the period	10(b)	(561)	398

1. Segmental analysis

(a) Gross premiums written and investment sales

	FY 2004	FY 2003
	Gross £million	Gross £million
Long-term business		
UK	7,920	7,613
Canada	1,499	1,273
Europe (excluding UK) & Asia	800	634
Total gross premiums written	10,219	9,520
Investment sales	2,353	1,932
General insurance business premiums	410	323
Total gross premiums written and investment sales	12,982	11,775

(b) New business premiums – insurance products

	Single Premiums		New Regular Premiums		Annual Premium Equivalent (APE)	
	FY 2004	FY 2003	FY 2004	FY 2003	FY 2004	FY 2003
	Gross £million	Gross £million	Gross £million	Gross £million	Gross £million	Gross £million
UK	4,294	4,738	566	511	996	985
Canada	812	720	92	79	173	150
Europe (excluding UK) & Asia	219	237	252	124	274	148
	5,325	5,695	910	714	1,443	1,283

Annual Premium Equivalent is the industry standard for measuring new business income and represents all new regular premiums plus 10% of single premiums.

Premium income and gross investment sales by destination do not differ materially from premium income and gross investment sales by geographical origin.

1. Segmental analysis (continued)

(c) New business premiums – insurance products

A detailed analysis of new insurance business premiums is shown below:

	Single Premiums		New Regular Premiums		Annual Premium Equivalent (APE)	
	FY 2004	FY 2003	FY 2004	FY 2003	FY 2004	FY 2003
	Gross £million	Gross £million	Gross £million	Gross £million	Gross £million	Gross £million
UK						
Individual pensions	1,386	1,611	138	141	277	302
SIPP & Drawdown	394	423	–	–	39	42
Group pensions	497	421	366	285	416	327
Investment	1,586	1,648	–	–	159	165
Annuities	425	629	–	–	43	63
Protection	–	–	16	37	16	37
Other	6	6	46	48	46	49
UK Insurance	**4,294**	**4,738**	**566**	**511**	**996**	**985**
Canada						
Individual annuities	449	452	–	–	45	45
Group annuities	360	264	43	33	79	59
Insurance	3	4	49	46	49	46
Canada Insurance	**812**	**720**	**92**	**79**	**173**	**150**
Europe (excluding UK) & Asia						
Republic of Ireland	159	190	16	23	32	43
Germany	35	33	216	80	219	83
Spain	10	11	6	10	8	11
Hong Kong	–	1	3	7	3	7
India*	5	2	11	4	11	4
China*	10	–	–	–	1	–
Europe (excluding UK) & Asia	**219**	**237**	**252**	**124**	**274**	**148**
Total Insurance	**5,325**	**5,695**	**910**	**714**	**1,443**	**1,283**

* Amounts shown reflect the Group's share of the joint venture company's new business.

In classifying new business premiums the following basis of recognition is adopted:

(i) New recurrent single premium contracts are included in regular new business premiums to the extent that they are deemed likely to renew;

(ii) DWP rebates on certain pensions products are included as single premiums;

(iii) Pensions vested into annuity contracts under existing group defined benefit pension schemes are not included as new business; and

(iv) Products substituted due to the exercise of standard contract terms are not included in the new business statistics.

New regular business premiums are included on an annualised basis where they are received other than annually. There is no material difference between gross premiums written and premiums net of outward reinsurance.

1. Segmental analysis (continued)

(d) New business sales – investment sales

	Gross Sales	
	FY 2004	FY 2003
	£million	£million
UK	2,119	1,479
Canada	258	253
International	(24)*	200
Total	2,353	1,932

* Due to the nature of the Indian investment sales market, Indian new business is shown as the net of sales less redemptions.

(e) Loss on ordinary activities before tax – by business segment

	(Loss)/profit on ordinary activities before tax	
	FY 2004	FY 2003
	£million	£million
Life and Pensions	(462)	(387)
Healthcare and General Insurance	(1)	7
Investment Management	20	5
Banking	9	5
Loss on ordinary activities before tax	(434)	(370)

(f) Loss on ordinary activities before tax – by geographical segment

	(Loss)/profit on ordinary activities before tax	
	FY 2004	FY 2003
	£million	£million
Europe	(482)	(458)
Canada	51	95
International	(3)	(7)
Loss on ordinary activities before tax	(434)	(370)

(g) Net asset value

As the assets support the life assurance and pensions business, it is considered inappropriate to analyse net assets between different business segments.

2. Investment return – long-term business

	FY 2004	FY 2003
	£million	£million
(a) Investment income and gains		
Investment income		
Participating interests	–	9
Other investments		
– land and buildings	525	477
– other	3,305	2,627
	3,830	3,113
Gains on realisation of investments	3,417	197
Unrealised gains on investments	1,920	3,481
	9,167	**6,791**
(b) Investment expenses and charges		
Interest payable and other charges on subordinated members' accounts	(5)	–
Interest payable and other charges on subordinated liabilities	(75)	(68)
Interest payable on other loans	(23)	(35)
	(103)	(103)
Investment management expenses	(121)	(108)
	(224)	**(211)**
Total investment return	**8,943**	**6,580**

3. Other technical income and charges

Other technical income comprises general business income, investment management charges received and non-insurance subsidiary income, including banking business net interest income. Other technical charges comprise general business payments to policyholders and overheads, along with non-insurance subsidiary expenses and taxation, including banking business expenses.

Included within other technical income are general business premiums of £410 million (FY 2004) (£323 million, FY 2003). Included within other technical charges are general business claims of £312 million (FY 2004) (£232 million, FY 2003).

The banking business figures included within these headings are shown in Note 26.

4. Net operating expenses

	FY 2004	FY 2003
	£million	£million
Acquisition costs	821	694
Change in deferred acquisition costs	(108)	(272)
Administrative expenses	541	414
	1,254	836
Reinsurance commissions	(1)	(1)
	1,253	**835**

The total commission accounted for during the period in respect of direct insurance, excluding payments to employees, was £580 million (FY 2004) (£456 million, FY 2003).

Included in the above administrative expenses are exceptional costs of £75 million (FY 2004) (£nil, 2003) incurred in relation to the strategic review in 2004. These costs related mainly to redundancy costs and consultancy fees. Redundancy costs are included in the staff costs in Note 5.

4. Net operating expenses (continued)

The remuneration of the auditors was as follows:

	FY 2004	FY 2003
	£million	£million
Audit services		
– Statutory audit	1.4	1.0
– Audit-related regulatory reporting	0.9	0.2
Other assurance services	1.7	0.9
Tax advisory services	1.3	0.3
Other services	0.1	0.3
	5.4	**2.7**

The auditors' remuneration in respect of statutory audit services for SLAC was £0.6 million (FY 2004) (£0.4 million, FY 2003). Fees in respect of non-audit services performed in the United Kingdom were £3.0 million (FY 2004) (£0.9 million, FY 2003), including £1.8 million (FY 2004) (£nil, FY 2003) in respect of the strategic review and preparation for the proposed demutualisation.

5. Staff costs

The average number of persons employed by the Group during the period was:

	FY 2004	FY 2003
United Kingdom	10,032	11,342
Canada	2,265	2,247
Other	932	997
	13,229	**14,586**
Insurance	11,471	12,776
Investment	859	898
Banking	899	912
	13,229	**14,586**

The aggregate remuneration payable in respect of those employees was:

	FY 2004	FY 2003
	£million	£million
Wages and salaries	491	431
Social security costs	47	41
Other pension costs	74	51
	612	**523**

6. Directors' emoluments

	FY 2004	FY 2003
	£000	£000
Aggregate emoluments	2,770	2,422
Aggregate amounts receivable under long-term incentive plans (LTIP)	315	429
Compensation on joining or for loss of office	1,043	–
	4,128	**2,851**

Retirement benefits are accruing to all of the Directors under the Group's defined benefit scheme.

Highest paid director

	FY 2004	FY 2003
	£000	£000
Aggregate emoluments and amounts receivable under long-term incentive plans (LTIP)	1,615	897
Accrued pension at end of year (per annum)	2	349

6. Directors' emoluments (continued)

a. Directors' emoluments, excluding LTIP and pension information

Emoluments in respect of FY 2004 are shown below:

	Base Salary/ Fees	Taxable Benefits	Annual Bonus	Total FY 2004	Compensation on joining or for loss of office	Overall total for FY 2004	Total 2004 (pro-rated for 12 months)[1]	FY 2003
	£000	£000	£000	£000	£000	£000	£000	£000
Executive Directors								
Sandy Crombie[2]	661	21	–	682	–	682	606	603
Claude Garcia[3]	260	15	92	367	–	367	326	341
John Hylands	361	18	79	458	–	458	407	372
Trevor Matthews[4]	236	284	52	572	1,043	1,615	–	–
Non-Executive Directors								
Sir Brian Stewart[5]	137	–	–	137	–	137	122	68
Lord Blackwell[6]	41	–	–	41	–	41	37	12
Gerry Grimstone[7]	45	–	–	45	–	45	40	10
Alison Mitchell	41	–	–	41	–	41	37	30
Sir Nicholas Monck	43	–	–	43	–	43	38	35
David Newlands[8]	67	–	–	67	–	67	60	32
Jocelyn Proteau[9]	41	–	–	41	–	41	37	8
Hugh Stevenson[10]	66	–	–	66	–	66	58	46
Former Executive Director								
Iain Lumsden[11]	148	3	–	151	–	151	–	705
Former Non-Executive Directors								
The Hon Roy MacLaren[12]	39	–	–	39	–	39	–	30
David Lewis[13]	20	–	–	20	–	20	–	2
John Trott[14]	–	–	–	–	–	–	–	66
Jean-Claude Delorme[15]	–	–	–	–	–	–	–	46
Giles Henderson[16]	–	–	–	–	–	–	–	16
	2,206	341	223	2,770	1,043	3,813	–	2,422

1. The 12 month equivalent figure is provided for those individuals who were directors for the full 13½ month period. It is a proportion (366/412 or 88.8%) of the total 2004 (13½ month) figure.
2. Notwithstanding his contractual right to a payment of £200,000, Sandy Crombie informed the Remuneration Committee that he will not accept any bonus for 2003/04.
3. Part of the fee Claude Garcia receives in respect of his appointment as a non-executive director of Cogeco Inc. is received in the form of shares and in FY 2004 the value of these shares (£3,893) was deducted from his gross annual bonus for FY 2003 (£100,687), leaving a net annual bonus payment of £96,794 which was paid in March 2004. For FY 2004, the Board approved a performance related bonus payment of £91,656 payable in March 2005. (His awards are denominated in Canadian dollars and the exchange rate of £1 = $2.3003 as at 31 December 2004 (FY 2003: £1 = $2.1942) has been used in this table).
4. Appointed to the Board on 1 July 2004. Base salary, taxable benefits and annual bonus in the above table relate to the period since appointment to the year-end. The compensation on joining relates to compensation for loss of accrued pension rights, annual bonus and 'in the money' share options and other long-term equity benefits that would have been valuable had he remained with his previous employer. This includes a proposed payment of £424,000 in December 2005 as compensation for the gain already in these share options. Taxable benefits include £276,000 in respect of the cost of relocating Trevor Matthews and his family from Japan to Edinburgh. This covered full legal and associated costs incurred in his purchasing a property in Edinburgh, temporary accommodation, and travel and removal costs.
5. Appointed Chairman on 1 July 2003.
6. Appointed 24 June 2003.
7. Appointed 22 July 2003; appointed Chairman of the Remuneration Committee 16 February 2004.
8. Appointed Deputy Chairman on 3 October 2003.
9. Appointed 26 August 2003.

6. Directors' emoluments (continued)

10. Appointed Chairman of Standard Life Investments on 26 January 2004.
11. Resigned as a director 12 January 2004, retired on 31 January 2004. Base salary and taxable benefits in the above table relate to the period from 16 November 2003 to his date of retirement.
12. Retired on 23 November 2004.
13. Appointed 15 October 2003; resigned on 25 June 2004.
14. Retired 30 June 2003.
15. Retired 23 September 2003.
16. Retired 30 May 2003.

Emoluments in respect of FY 2003 are shown below:

FY 2003	Basic Salary /Fees	Taxable Benefits	Annual Bonus	Total
	£000	£000	£000	£000
Executive Directors				
Sandy Crombie	450	18	135	603
Claude Garcia	221	12	108	341
John Hylands	270	17	85	372
Iain Lumsden	562	18	125	705
Non-Executive Directors				
Sir Brian Stewart[1]	68	–	–	68
Lord Blackwell[2]	12	–	–	12
Gerry Grimstone[3]	10	–	–	10
David Lewis[4]	2	–	–	2
The Hon Roy MacLaren	30	–	–	30
Alison Mitchell	30	–	–	30
Sir Nicholas Monck	35	–	–	35
David Newlands[5]	32	–	–	32
Jocelyn Proteau[6]	8	–	–	8
Hugh Stevenson	46	–	–	46
Former Non-Executive Directors				
John Trott[7]	66	–	–	66
Jean-Claude Delorme[8]	46	–	–	46
Giles Henderson[9]	16	–	–	16
Total	**1,904**	**65**	**453**	**2,422**

1. Appointed Chairman on 1 July 2003
2. Appointed 24 June 2003
3. Appointed 22 July 2003
4. Appointed 15 October 2003
5. Appointed Deputy Chairman on 3 October 2003
6. Appointed 26 August 2003
7. Retired 30 June 2003
8. Retired 23 September 2003
9. Retired 30 May 2003

6. Directors' emoluments (continued)

b. Directors' interests in cash based long-term incentive plans

FY 2004	Maximum unvested LTIPs outstanding at 15 November 2003[1]	Amounts paid[2]	LTIPs that have lapsed[3]	Maximum value of LTIPs that could vest in FY 2005[4]	Maximum value of LTIPs that could vest in FY 2006[5]
	£000	£000	£000	£000	£000
Sandy Crombie	1,293	–	751	542	594
Claude Garcia[7]	1,084	77	565	442	312
John Hylands	584	–	354	230	272
Former Executive Director					
Iain Lumsden[8]	1,326	238	1,688	–	–

1. This column shows the aggregate maximum value of cash awards outstanding at 15 November 2003. This comprises the cash awards made in 2000, 2001 and 2002.
2. This column represents the cash amount paid to participants in FY 2004 in respect of the 2000 awards to the extent that it vested and was accepted by the director.
3. This column shows the cash awards which have lapsed during the period due to the performance conditions not being met or the executive no longer being an employee, together with amounts waived. This column represents the full 2001 awards and all or part of the 2000 award. For Iain Lumsden it also represents the full 2002 and 2003 awards.
4. This column shows the maximum cash value of awards which cover the performance period from 16 November 2002 to 15 November 2005, with vesting thereafter subject to performance. However, it should be noted that the Board has indicated that it envisages that the 2002 Plan awards are not expected to vest to any material extent.
5. This column shows the maximum cash value of awards which could cover the performance period from 16 November 2003 to 15 November 2006, with vesting thereafter, subject to performance.
6. Trevor Matthews did not receive awards in 2000, 2001, 2002 or 2003.
7. Claude Garcia's awards are denominated in Canadian dollars and the exchange rate of £1 = $2.3003 as at 31 December 2004 (FY 2003: £1 = $2.1942) has been used in this table. He retired as a director on 31 December 2004 but remains in employment in a consultancy capacity until his retirement on 12 November 2005. He continues to accrue membership of the 2002 and 2003 Plans until his date of retirement. Changes in the valuation of awards resulting from foreign exchange movements are included in the 'LTIPs that have lapsed' column.
8. Iain Lumsden received a payment of £238,000 in respect of 2000 which covered the three year period ended 15 November 2003 and indexation until the date of his retirement. He received no payments for the 2001, 2002 or 2003 awards.

FY 2003	Maximum unvested LTIPs outstanding at 15 November 2002[1]	Amounts paid in period[2]	LTIPs that Have lapsed[3]	Maximum value of LTIPs that could vest in FY 2004[4]	Maximum value of LTIPs that could vest in FY 2005[5]
	£000	£000	£000	£000	£000
Sandy Crombie	1,005	140	114	751	542
Claude Garcia[6]	688	77	(8)	619	464
John Hylands[7]	388	20	15	353	230
Iain Lumsden[8]	1,082	192	127	763	563
	3,163	**429**	**248**	**2,486**	**1,799**

1. This column shows the aggregate maximum value of cash awards outstanding at 15 November 2002. This comprises the cash awards made in 1999, 2000, and 2001.
2. This column represents the cash amount paid to participants in the FY 2003 in respect of the 1999 awards to the extent that it vested.
3. This column shows the cash awards which have lapsed during the period due to the performance conditions not being met.
4. This column shows the maximum cash value of the 2000 award, which covered the performance period from 16 November 2000 to 15 November 2003 with vesting thereafter, subject to performance, and the maximum cash value of the 2001 award, which covers the performance period from 16 November 2001 to 15 November 2004 with vesting thereafter, subject to performance.
5. This column shows the maximum cash value of the 2002 award, which covers the 3 year performance period from 16 November 2003 to 1 November 2006 with vesting thereafter, subject to performance.

6. Directors' emoluments (continued)

6. Claude Garcia's awards are denominated in Canadian dollars and the exchange rate of £1 =$2.1942 at 15 November 2003 (2002: £1 = $2.4655) has been used in this table. Changes in the valuation of awards resulting from foreign exchange movements are included in the 'LTIPs that have lapsed' column.
7. John Hylands was appointed as an executive director on 30 April 2002. The maximum awards outstanding at 15 November 2002 includes the proportion of the 1999 Plan during which he was an executive director and the full three year maximum value of the cash awards under the 2000 and 2001 Plans. The amounts paid in the period and LTIPs that have lapsed refer to his period as an executive director in the 1999 Plan.
8. Iain Lumsden retired on 12 January 2004. On retirement, he became entitled to a payment of £238,000 in respect of the 2000 award which covered the three year period ended 15 November 2003 and indexation until the date of retirement. (He received no payment for the 2001 and 2002 awards).

c. Directors' pension information

FY 2004	Accrued entitlement at 15 November 2003	Accrued entitlement waived at 15 November 2003	Accrued entitlement (reported) at 15 November 2003	Additional pension earned in period	Additional pension earned in period in excess of inflation	Transfer value of additional pension in excess of inflation (net of director's contribution)	Accrued entitlement at 31 December 2004 or date of retirement
	£000	£000	£000	£000	£000	£000	£000
Sandy Crombie[1]	279	(18)	261	127	120	2,063	388
Claude Garcia[2]	142	–	142	15	13	157	157
John Hylands	123	–	123	36	33	444	159
Trevor Matthews[3]	–	–	–	2	2	22	2
Sir Brian Stewart[4]	5	–	5	–	–	–	5
Former Executive Director							
Iain Lumsden	349	–	349	25	25	455	374

	Age at 31 Dec 2004	Years of pensionable service at 31 Dec 2004	Transfer value of pension at 15 Nov 2003	Transfer value of pension waived at 15 Nov 2003	Transfer value of pension (reported) at 15 Nov 2003	Increase in transfer value (net of director's contribution)[6]	Transfer value of pension at 31 December 2004 or date of retirement
			£000	£000	£000	£000	£000
Sandy Crombie[1]	55	35	5,484	(1,569)	3,915	2,754	6,669
Claude Garcia[2]	64	30	1,614	–	1,614	172	1,786
John Hylands	53	28	1,756	–	1,756	386	2,142
Trevor Matthews[3]	52	0.5	–	–	–	22	22
Sir Brian Stewart[4]	59	9	67	–	67	10	77
Former Executive Director							
Iain Lumsden[5]	57	36	6,096	–	6,096	761	6,857

1. At 15 November 2003, Sandy Crombie had a pension transfer value of £5,484,000 which included the valuation of an augmentation approved by the Remuneration Committee in 2002. This augmentation, which had a value of £1,569,000 at 15 November 2003 specified that, should he retire during the year ending 15 November 2006, his accrued entitlement should equal that which he would have accrued assuming the completion of 40 years' pensionable service. In January 2004, on appointment as Group Chief Executive, Sandy Crombie waived this augmentation which at that time had a transfer value of £1,652,000. The 2003 remuneration report reflected this decision in the form of a reduced transfer value (£3,915,000) on the basis that the waiver of augmentation, which was exercised in January 2004, was effective as at 15 November 2003.
2. Claude Garcia's pension is denominated in Canadian Dollars and an exchange rate of £1 = $2.3003 as at 31 December 2004 (FY 2003: £1 = $2.1942) has been used in this table.
3. Trevor Matthews' total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. In addition to the above, he has accrued an additional pension of £2,259 per annum provided on the unfunded unapproved basis with a transfer value of £46,000.
4. Sir Brian Stewart was a member of a scheme which provided pensions based on final fees payable in respect of services as a director of SLAC. SLAC wound up this scheme on 16 November 2001 and he is no longer entitled to earn pension benefits from SLAC.

6. Directors' emoluments (continued)

5. Age at date of retirement.
6. The changes to transfer value during FY 2004 are due to a combination of market movements, to the timing of SLAC's year end and the pensionable service and base pay of the participants.

FY 2003	Accrued entitlement at 15 November 2002	Accrued entitlement waived at 15 November 2002	Accrued entitlement (reported) at 15 November 2002	Additional pension earned in period	Additional pension earned in period in excess of inflation	Transfer value of additional pension in excess of inflation (net of director's contribution)	Accrued entitlement at 31 December 2003 or date of retirement
	£000	£000	£000	£000	£000	£000	£000
Sandy Crombie	225	–	–	36	31	465	261
Claude Garcia	114	–	–	28	25	286	142
John Hylands	98	–	–	25	23	328	123
John Trott[1]	12	–	–	–	–	–	12
Sir Brian Stewart	5	–	–	–	–	–	5
Iain Lumsden	301	–	–	48	40	698	349

FY 2003	Age at 15 Nov 2003	Years of pensionable service at 15 Nov 2003	Accrued entitlement at 15 Nov 2003	Additional accrued benefits earned in the year	Transfer value of pension at 15 Nov 2003	Transfer value of pension at 15 Nov 2002	Increase/ (decrease) in 2003
			£000	£000	£000	£000	£000
Sandy Crombie	54	34	261	36	3,915	3,049	866
Claude Garcia[2]	63	29	142	28	1,614	1,152	462
John Hylands	51	27	123	25	1,756	1,242	514
Iain Lumsden	57	36	349	48	6,096	5,348	748
Sir Brian Stewart	58	9	5	–	67	57	10
John Trott[1]	65	10	12	–	222	227	(5)

1. Details for John Trott are as at his retirement date of 30 June 2003.
2. Claude Garcia's pension is denominated in Canadian Dollars and an exchange rate of £1 = \$2.1942 as at 31 December 2003 (2002: £1 = \$2.4955) has been used in this table.

Except for Canada, members of the schemes have the option to pay additional voluntary contributions to secure additional pension entitlements. These are not included in the above table.

The pension entitlement shown is that which would be paid annually on retirement based on service to 31 December 2004 or on retirement. Transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11. These represent actuarial liabilities of the schemes, not sums due to the Directors.

In the United Kingdom, the accrual rate prior to 16 November 2004 was 1/60th. From this date, all staff, including executive Directors, decided whether to agree to sacrifice a percentage of pensionable pay in order to retain this level of accrual or accept a lower future accrual rate of 1/80th of pensionable pay. Sandy Crombie, John Hylands and Trevor Matthews elected to sacrifice a percentage of their pensionable pay in order to retain the 1/60th accrual rate. The level of sacrifice from 16 November 2004 was 2% of pensionable pay. This rose to 3.5% of pensionable pay from 16 November 2005 and rises to 5% of pensionable pay from 16 November 2006.

7. Pension costs

The Group has accounted for pensions in accordance with SSAP 24 and the disclosures given in (a) below are those required by that standard. Section (b) below includes the disclosures required by FRS 17.

(a) SSAP 24

The Group operates pension schemes for staff employed by the Group up to 16 November 2004, providing benefits based on final pensionable pay. The two main defined benefit schemes operate for employees in

7. **Pension costs (continued)**

the United Kingdom and Canada. With effect from 16 November 2004 the UK defined benefit scheme was closed to new entrants and new employees were eligible to join a defined contribution scheme. The Canadian scheme remains open to new entrants. The contributions to the schemes are determined by qualified actuaries using the projected unit credit method. As the UK scheme is closed to new entrants, the projected unit credit method will result in the current service cost increasing as the members of the scheme approach retirement. Employees in Canada have the option to have their current year of service credited on a defined contribution basis. The contributions for that option are equivalent to the amount that SLAC would have otherwise determined under the defined benefit option, using the projected unit credit method. The valuations on which the 2004 charge was based were as at 15 November 2003 for the UK scheme and as at 15 November 2002 for the Canadian scheme. The valuations on which the 2003 charge was based were as at 15 November 2000 for the UK scheme and as at 15 November 2002 for the Canadian scheme. The Group's total pension cost for the period ended 31 December 2004 was £74 million and for the year ended 15 November 2003 was £51 million of which £65 million in 2004 and £43 million in 2003 related to the UK scheme and £9 million in 2004 and £8 million in 2003 related to the Canadian scheme. In addition, a provision of £17 million (2004) (£26 million 2003) is included in creditors in respect of benefits not funded within the Canadian scheme.

The main defined benefit schemes operate as follows:

United Kingdom

The scheme is valued on a triennial basis with the most recent valuation performed by an independent firm of actuaries as at 15 November 2003. On that date, the market value of the assets held in a separate trustee administered fund was £695 million. For the purpose of the valuation, it was assumed that the investment return would exceed the rate of increase in salaries by 1.5% per annum and would exceed the rate of increase in present and future pensions by 4.0% per annum. The actuarial value of the scheme's assets represented 95% of the benefits which had accrued to members, after allowing for expected future increases in earnings and pensions. The actuary recommended future contributions be increased from 16.0% to 18.0% of total pensionable pay.

With effect from 16 November 2004, the UK scheme was closed to new entrants and required members to elect whether to sacrifice a percentage of their pensionable salary to retain the existing level of benefits. Members that did not elect to sacrifice a percentage of their pensionable salary will accrue benefits at a lower rate. The percentage of salary sacrifice has been introduced over a three year period at rates of 2% for 2005, 3.5% for 2006 and 5% for 2007.

Canada

The scheme is valued on a triennial basis with the most recent valuation being performed by an employee of the Company as at 15 November 2002. On that date, the market value of the assets held in a separate trustee administered fund was £65 million. For the purpose of the valuation, it was assumed that the investment return would exceed the rate of increase in salaries by 2.0% per annum and would exceed the rate of increase in present and future pensions by 4.75% per annum. The actuarial value of the scheme's assets represented 107% of the benefits which had accrued to members, after allowing for expected future increases in earnings and pensions. The actuary recommended future contributions be decreased from 9.9% to 9.3% of total pensionable pay.

Defined contribution scheme

With effect from 16 November 2004, new employees are eligible to join a defined contribution scheme. The assets of the scheme are held separately from those of SLAC in an independently administered fund. SLAC's contributions into the scheme are charged to the profit and loss account as incurred. The scheme had no outstanding or prepaid amounts at 31 December 2004. The pension cost charge for the period to 31 December 2004 was £nil.

7. Pension costs (continued)

(b) FRS 17 Retirement Benefits – transitional disclosure

The valuations used for FRS 17 disclosures have been based on the most recent actuarial valuations of the UK and Canadian schemes, updated to 31 December 2004 by the relevant actuaries as noted in (a) above.

The major assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were in the following ranges:

	31 December 2004	15 November 2003	15 November 2002
Rate of increase in salaries	4.50% - 5.00%	4.50% - 5.00%	4.50% - 5.00%
Rate of increase in pensions in payment	2.25% - 2.75%	2.25% - 2.75%	2.25% - 2.50%
Discount rate	5.50% - 6.00%	5.75% - 6.75%	5.50% - 6.75%
Inflation assumption	2.25% - 2.75%	2.25% - 2.75%	2.25% - 2.50%

The assets in the schemes and the expected rates of return were:

	31 December 2004			15 November 2003			15 November 2002
	UK	Canada	Total	UK	Canada	Total	Total
	£million	£million	£million	£million	£million	£million	£million
Equities	664	45	709	590	44	634	513
Bonds	80	22	102	65	19	84	80
Other	61	17	78	40	15	55	52
Total market value of assets	**805**	**84**	**889**	**695**	**78**	**773**	**645**
Present value of scheme liabilities	(1,042)	(90)	(1,132)	(917)	(67)	(984)	(884)
(Deficit)/surplus	**(237)**	**(6)**	**(243)**	**(222)**	**11**	**(211)**	**(239)**
Related deferred tax asset/(liability)	15	2	17	14	(4)	10	13
Net pension (liability)/asset	**(222)**	**(4)**	**(226)**	**(208)**	**7**	**(201)**	**(226)**

	Long-term rate of return expected		
	31 December 2004	15 November 2003	15 November 2002
Equities	7.5% - 8%	7.5% - 8%	7.5% - 8%
Bonds	4.75% - 7.75%	5% - 8%	5% - 8%
Other	5%	5%	5%

The Group's assets excluding the net pension liability are £100,200 million (FY 2004) (£89,594 million, FY 2003) and including the net pension liability are £99,974 million (FY 2004) (£89,393 million, FY 2003). The FFA excluding the net pension liability is £4,881 million (FY 2004) (£5,089 million, FY 2003) and including the net pension liability is £4,655 million (FY 2004) (£4,888 million, FY 2003).

	FY 2004	FY 2003
	£million	£million
Analysis of the profit and loss account charge under FRS 17		
Current service cost	69	61
Past service cost	18	1
Gains on curtailment	(15)	–
Total operating charge	**72**	**62**

	FY 2004	FY 2003
	£million	£million
Analysis of net return on pension schemes under FRS 17		
Expected return on pension schemes' assets	67	49
Interest on pension schemes' liabilities	(64)	(49)
Net return	**3**	**–**

	FY 2004	FY 2003
	£million	£million
Analysis of actuarial gains and losses		
Actual return less expected return on pension schemes' assets	28	46
Experience gains and losses arising on the schemes' liabilities	10	17
Changes in assumptions underlying the schemes' liabilities	(63)	(16)
Actuarial (loss)/gain	**(25)**	**47**

7. Pension costs (continued)

(b) FRS 17 Retirement Benefits – transitional disclosure (continued)

	FY 2004	FY 2003
	£million	£million
Movement in deficit during the period		
Deficit in schemes at beginning of the period	(211)	(239)
Movement in period:		
Current service cost	(69)	(61)
Contributions	63	42
Past service costs	(18)	(1)
Gains on curtailment	15	–
Net interest/return on assets	3	–
Actuarial (loss)/gain	(25)	47
Exchange revaluation	(1)	1
Deficit in schemes at end of the period	**(243)**	**(211)**

	FY 2004	FY 2003	FY 2002
History of experience gains and losses			
Difference between the expected and actual return on schemes' assets			
– Amount (£m)	28	46	(164)
– Percentage of schemes' assets	3.1%	5.9%	(25.4)%
Experience gains and losses on schemes' liabilities			
– Amount (£m)	10	17	(2)
– Percentage of the present value of the schemes' liabilities	0.9%	1.8%	(0.2)%
Total actuarial (loss)/gain			
– Amount (£m)	(25)	47	(226)
– Percentage of the present value of the schemes' liabilities	(2.2)%	4.8%	(25.6)%

8. Taxation

Profit and loss account tax charge

The tax expense for certain long-term business operations has been attributed to shareholders and policyholders. A summary of the tax expense attributable to the long-term business technical account and shareholders' profits in the non-technical account is shown below:

(a) Tax on profit on ordinary activities

	Long-term business technical account		Non-technical account	
	FY 2004	FY 2003	FY 2004	FY 2003
	£million	£million	£million	£million
Current tax:				
UK Corporation tax	198	81	2	3
Prior year adjustment	2	(15)	(1)	(3)
Group relief in respect of the prior year	–	–	(2)	1
Overseas tax	49	23	14	11
Share of joint venture taxation payable	–	–	1	1
Total current tax	**249**	**89**	**14**	**13**
Origination and removal of timing differences	27	144	(59)	28
Effect of change in discount	16	(35)	–	5
Effect of changes in tax rate on opening liability	(6)	(19)	–	(17)
Total deferred tax	**37**	**90**	**(59)**	**16**
Tax charge/(credit) on profit on ordinary activities	**286**	**179**	**(45)**	**29**

8. Taxation (continued)

(b) Factors affecting tax charge for the period

	FY 2004 £million	FY 2003 £million
Loss on ordinary activities before tax	(434)	(370)
Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	(130)	(111)
Effects of:		
Expenses not deductible	2	3
Future revenues not recognised	–	1
Income not taxable	(16)	(12)
Group income	–	1
Adjustments in relations to prior years	(3)	(2)
Capital allowances for period in excess of depreciation for the period	–	(1)
Offsetting prior year losses	(13)	(2)
Higher / (lower) tax rate in overseas subsidiary	20	8
Exchange rate movements	(4)	17
Different tax bases of long-term insurance business	313	172
Timing differences	(178)	(59)
Other	23	(2)
Current tax charge for the period	**14**	**13**

(c) Factors which may affect future tax charges

There are significant differences between the basis on which a mutual life assurance company and a proprietary life assurance company are taxed. In particular, a proprietary company is taxed at the full corporation tax rate in respect of its pension business whereas a mutual life assurance company generally pays little, if any, tax on pensions business. Similarly, in relation to its life assurance business, a proprietary company pays additional tax on its income and gains to bring the tax on profits attributable to its life assurance business broadly up to the full corporate tax rate.

As noted below, the actual tax in the mutual financial statements has, for the purposes of the HFI, been split between tax attributable to policyholders and tax attributable to shareholders. However, no calculations have been made to reflect the differences between the basis of taxation between proprietory and mutual companies.

(d) Non-technical account

The tax in the non-technical account reflects the shareholder tax arising on entities in the Standard Life Group that will be held outside the HWPF. Since no calculations have been made either to re-analyse that tax between shareholder and policyholder or to compute any additional tax charge or credit which might arise in a shareholder environment, there is no gross up for shareholder taxation in the transfer to the non-technical account in respect of SLAC's life assurance and pensions business.

9. Earnings per share

Earnings per share is based upon the loss for the financial period attributable to shareholders divided by the 1,500 million Ordinary Shares expected to be allocated in connection with the Demutualisation Share Allocation. No account has been taken of the New Shares that will be issued under the Offers to raise new capital for the Group.

	2004			2003		
	Earnings	Number of shares at the point of demutualisation (in millions)	Per share amount	Earnings	Number of shares at the point of demutualisaiton (in millions)	Per share amount
	£m		Pence	£m		pence
Basic and Diluted EPS						
Earnings attributable to ordinary shareholders	(421)	1,500	(28.1)p	(402)	1,500	(26.8)p

10. Cash flow statement

(a) Reconciliation of loss on ordinary activities before tax to net cash (outflow) / inflow from operating activities

	FY 2004	FY 2003
	£million	£million
Loss on ordinary activities before tax	(434)	(370)
Add back interest charged to operating profit	77	72
Minority interest	(32)	(3)
Adjustments for non-cash items:		
Increase in provisions	30	192
Shareholder realised and unrealised investment gains	(156)	(89)
Depreciation of tangible fixed assets	67	50
Deferred acquisition costs	6	4
Exchange rate movements	(259)	673
Movements in other assets/liabilities	219	(30)
Net cash flow from operating activities	**(482)**	**499**

(b) Movement in opening and closing portfolio investments

Net cash (outflow) / inflow for the period	(561)	398
Movement in long term business	9,121	7,728
Total movement in portfolio investments	**8,560**	**8,126**
Portfolio investments at start of period	74,216	66,090
Portfolio investments at end of period	**82,776**	**74,216**

(c) Movement in cash and portfolio investments

Cash flows were invested as follows:		
Decrease in cash holdings	(11)	(27)
Net portfolio investments		
Land and buildings	171	87
Shares and other variable-yield securities	2,844	3,232
Debt securities and other fixed income securities	(3)	739
Loans	1,104	(1,403)
Deposits with credit institutions	(1,014)	616
Assets held to cover linked liabilities	5,553	4,826
Other	(84)	56
Total movement in portfolio investments	**8,560**	**8,126**

11. Land and buildings

	31 December 2004	15 November 2003
	£million	£million
The current value of land and buildings comprises:		
Freehold	4,168	4,094
Long leasehold	1,198	1,168
Short leasehold	74	19
	5,440	**5,281**

The cost of land and buildings above was £3,580 million (FY 2004) (£3,875 million, FY 2003) for the Group.

The current value of land and buildings occupied by the Group amounted to £340 million (FY 2004) (£319 million, FY 2003).

11. Land and buildings (continued)

External professional valuers carried out valuations of the Group's UK and other European properties and a sample of Canadian properties at 15 November 2003 and 31 December 2004. The external valuations were carried out based on The Royal Institution of Chartered Surveyors' guidelines.

12. Investments in group undertakings and participating interests

	31 December 2004	15 November 2003
	£million	£million
Participating interests	296	644
Debt securities issued by, and loans to, undertakings in which the Company has a participating interest	2	2
	298	**646**

The cost of investments in Group undertakings and participating interests above was £331 million (FY 2004) (£449 million, FY 2003).

Included in the figures above are listed investments valued at £nil (FY 2004) (£356 million, FY 2003).

13. Other financial investments

	31 December 2004	15 November 2003
	£million	£million
Shares and other variable yield securities and units in unit trusts	15,986	21,376
Debt securities and other fixed income securities		
At amortised cost	219	265
At current value	29,820	21,138
Loans secured by mortgages		
Own mortgages	7,673	7,026
Securitised mortgages (Note 14)	3,906	3,194
Less: Non-recourse finance (Note 14)	(3,181)	(2,334)
	725	860
Loans secured on policies	134	148
Other loans	41	60
Deposits with credit institutions	1,367	1,121
	55,965	**51,994**

All investments above are shown at current value. The cost of financial investments above was £50,525 million (FY 2004) (£46,196 million, FY 2003) for the Group.

Included in the figures above are listed investments valued at £38,820 million (FY 2004) (£34,404 million, FY 2003) for the Group.

The debt and other fixed income securities which are shown at amortised cost are analysed below:

	31 December 2004	15 November 2003
	£million	£million
Cost	225	268
Cumulative amortisation	(6)	(3)
Amortised cost	**219**	**265**
Redemption value	**213**	**260**
Market value	**219**	**264**

14. Securitised mortgages and related assets

Securitised advances include a portfolio of residential mortgage loans secured on UK residential property that is subject to non-recourse financing arrangements.

During FY 2003, Standard Life Bank sold portfolios of residential mortage loans with a book value of £3.4 billion to Lothian Trustees Limited (the "Trust"). Lothian Funding Limited ("Funding") and Standard Life Bank each acquired, at book value, a beneficial interest in the Trust property. Funding's beneficial interest was acquired in two separate transactions, the first on 16 April 2003 for £1.0 billion and the second on 23 September 2003 for £1.5 billion. Funding financed its acquisitions through borrowings from its subsidiary companies, Lothian Mortgages (No1) PLC and Lothian Mortgages (No2) PLC. These companies financed their loans to Funding via the issue of mortgage backed floating rate notes. Standard Life Bank has entered into an interest rate basis swap with Funding. This swap converts fixed and variable interest flows from the mortgage loans into LIBOR-based interest flows to match the interest flows payable on the floating rate notes. Standard Life Bank receives payments from the special purpose vehicles in respect of fees for administration of the loans and cash management of the securitisation programme. Standard Life Bank does not hold directly or indirectly any of the share capital of the special purpose vehicles and does not have the right to repurchase the benefit of the securitised mortgages beyond its interest in the Trust property.

During FY 2004, Standard Life Bank sold a further portfolio of residential mortgage loans with a book value of £1.6 billion to the Trust. Funding and Standard Life Bank each acquired, at book value, a beneficial interest in the Trust property. Funding's beneficial interest was acquired on 30 June 2004, for £1.25 billion. Funding financed its acquisition through borrowing from its subsidiary company, Lothian Mortgages (No 3) PLC. This company financed its loan to Funding via the issue of mortgage backed floating rate notes.

The Lothian structure also includes Lothian Funding No. 2 which provides a conduit loan facility of up to £500 million. This facility was drawndown on 8 June 2004 when approximately £500 million of loans were sold to the Trust by Standard Life Bank. The loan was repaid on 30th June 2004 from the proceeds of the Lothian Mortgages (No. 3) PLC debt issue.

A summary of securitisation activity to 31 December 2004 is provided in the table below.

Securitisation Company	Date of Securitisation	Gross debt issued
		£million
Lothian Mortgages (No1) PLC	16 April 2003	1,000
Lothian Mortgages (No2) PLC	23 September 2003	1,500
Lothian Mortgages (No3) PLC	30 June 2004	1,250

These special purpose vehicles are part of a group of which Lothian Mortgages Holdings Limited is the parent company. Standard Life Bank does not own directly or indirectly any of the share capital of these special purposes vehicles or of their parent. In accordance with applicable accounting standards, these special purpose vehicles have been accounted for as subsidiaries.

Standard Life Bank (as originator of the securitised advances) is not obliged to support any losses in respect of the securitised advances subject to non-recourse financing, except as described below, nor does it intend to do so. This is clearly stated in the offering circular subscribed to by the noteholders of the debt issued by the special purpose vehicles and in the legal agreements with the noteholders. Losses are shared equally in accordance with the interests held in the Trust. Standard Life Bank's interest in the Trust will only bear additional loss in limited exceptional circumstances set out in the offering circular (such as in the event of insolvency of Standard Life Bank or the default and set-off by Standard Life Bank customers who are both mortgage and deposit holders).

Standard Life Bank has made start-up loans to Funding, repayments of interest and capital on which are subordinated to the claims of the noteholders of the debt issued by the special purpose vehicles.

Standard Life Bank has an option (but not an obligation) to sell further mortgage loans to the Trust where at the end of any trust determination period the rate of repayment of principal on the mortgage loan exceeds the level agreed at the date of sale of the mortgage loans. Standard Life Bank has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option (but not the obligation) to repurchase loans from the Trust, on being offered the opportunity to do so, where the borrower requests a further advance or a product switch.

Standard Life Bank has entered into an interest rate basis swap with Funding. This swap converts fixed and variable interest flows from the mortgage loans held by the special purpose vehicles, into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

14. Securitised mortgages and related assets (continued)

Standard Life Bank receives administration fees for servicing the mortgage portfolios and providing cash management services. In addition, any residual income arising after the claims of the bondholders and other creditors of these special purpose vehicles are met, is due to Standard Life Bank as deferred purchase consideration for the residential mortgages sold to the Trust.

An aggregated summary of the results and balance sheet for the periods for Lothian Mortgages Holdings Group, including the assets and liabilities held on trust by Lothian Trustees Limited, is set out below.

	FY 2004	FY 2003
	£000	£000
Interest receivable	233	60
Interest payable to third parties	(158)	(32)
Net profit	**75**	**28**

The net profit above is attributable to Standard Life Bank and has been included in the profit and loss account within "other technical income".

	31 December 2004	15 November 2003
	£million	£million
Loans and advances to banks	195	127
Securitised advances	3,894	3,188
Other assets	13	7
Total assets	**4,102**	**3,322**
Debt securities in issue	3,343	2,449
Amounts owed to group companies	727	861
Other liabilities	32	12
Total liabilities	**4,102**	**3,322**

The securitised advances in the Group balance sheet, together with the beneficial interest owned by Standard Life Bank is analysed as follows:

	31 December 2004	15 November 2003
	£million	£million
Book value of mortgages securitised	3,894	3,188
Accrued interest on securitised mortgages	13	7
Less provisions for bad and doubtful debts	(1)	(1)
	3,906	**3,194**
Standard Life Bank's beneficial interest in mortgage portfolio	654	814
Subordinated loans and other credit enhancement	71	46
	725	**860**

15. Assets held to cover linked liabilities

The cost of assets held to cover linked liabilities was £30,522 million (FY 2004) (£26,185 million, FY 2003).

16. Other debtors

	Note	31 December 2004	15 November 2003
		£million	£million
Outstanding sales of investments		155	212
Taxation recoverable		2	1
Deferred tax asset	23	259	163
Other debtors		979	538
		1,395	**914**

Based on forecasts, the deferred tax asset will be recoverable against future taxable profits.

17. Tangible assets

Fixtures, fittings and equipment (primarily computer equipment).

	31 December 2004	15 November 2003
	£million	£million
Cost		
Balance at beginning of period	**263**	**270**
Exchange revaluation	(3)	10
Additions	18	32
Disposals	(52)	(49)
Balance at end of period	**226**	**263**
Depreciation		
Balance at beginning of period	204	196
Exchange revaluation	(2)	8
Disposals	(52)	(47)
Charge for period	39	47
Balance at end of period	**189**	**204**
Net book value at end of period	**37**	**59**
Net book value at beginning of period	**59**	**74**

18. Subordinated members' accounts

	31 December 2004	15 November 2003
	£million	£million
6.546% £300,000,000 Mutual Assurance Capital Securities	296	–
5.314% €360,000,000 Mutual Assurance Capital Securities	252	–
	548	–

During FY 2004, SL MACS PLC and SL MACS (No.2) PLC (the "Issuers"), quasi-subsidiaries of SLAC raised finance through the issue of Mutual Assurance Capital Securities ("MACS"). The MACS are perpetual securities of the Issuers and as such have no fixed date for redemption. The gross proceeds of the issue of MACS were made available to SLAC pursuant to two Subordinated Members' Account ("SMAs"), agreements between SLAC and the Issuers. The obligations of SLAC under the SMA agreements constitute direct, unsecured and, save as to subordination, unconditional obligations of SLAC. The claims of the Issuers would, on a winding up of SLAC, be subordinated and rank junior to the full satisfaction of the claims of (i) all senior creditors of SLAC, including all policyholders, and (ii) the subordinated guaranteed bonds shown in Note 19.

There is no fixed date for repayment of the amounts under the SMA agreements and, accordingly, there is no fixed due date for redemption of the MACS. Under the respective SMA agreements, SLAC may elect to repay all amounts payable together with accrued interest up to (but excluding) the first redemption date of 6 January 2020 for the sterling denominated MACS and 6 January 2015 for the euro denominated MACS or any interest payment date thereafter. In certain circumstances, SLAC may also elect to repay all amounts payable under the respective SMA agreements prior to the applicable first optional redemption date noted above.

The sterling denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 6.546% per annum payable annually in arrears on 6 January each year, commencing on 6 January 2006. From and including 6 January 2020 and every fifth anniversary thereafter, these MACS will bear interest annually in arrears based on the aggregate of a margin of 2.7% plus the gross redemption yield of specific gilts.

The euro denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 5.314% per annum payable annually in arrears on 6 January, commencing on 6 January 2006. From and including 6 January 2015, these MACS will bear interest quarterly in arrears, commencing on 6 April 2015, at a floating rate of interest to be calculated quarterly based on the aggregate of a margin of 2.27% plus the rate for three month euro deposits.

18. Subordinated members' accounts (continued)

Each SMA agreement effectively provides that interest is payable by SLAC to the applicable Issuer at the same rate and in the same amount as that paid by that Issuer in respect of the MACS.

The payment of interest by SLAC to the Issuers under the SMA agreements may be deferred in certain circumstances, in which case the payment of interest by the Issuers under the MACS would also be deferred. If interest is deferred under an SMA agreement, SLAC may elect to capitalise the amount deferred in certain circumstances and in other circumstances, this occurs automatically. If such deferred interest is capitalised under the SMA agreement then a corresponding amount would be capitalised under the applicable MACS.

If a demutualisation takes place, the SMA agreements contain provision for conversion into a replacement instrument, or, under certain circumstances, provide that SLAC will repay the SMA, resulting in the redemption of the MACS.

An aggregated summary of the results and balance sheets for the periods of the quasi-subsidiaries are set out below:

	31 December 2004	15 November 2003
	£million	£million
Balance sheet		
Debtors – amounts due from The Standard Life Assurance Company	560	–
Creditors falling due after more than one year	(559)	–
Net assets	1	–
Share capital	1	–
Shareholder's funds	1	–

	FY 2004	FY 2003
	£million	£million
Profit and loss account		
Interest receivable	5	–
Interest payable	(5)	–
Result for the financial period	–	–

There are no recognised gains and losses other than the result for the financial period.

No cashflow statement is shown in respect of the Issuers as the cash flows consist of the receipt of the issue proceeds of the MACS (the aggregate sterling equivalent of which is £550 million) and payment of a corresponding amount to SLAC under the SMA agreements.

19. Subordinated liabilities

	31 December 2004	15 November 2003
	£million	£million
6.75% £500,000,000 Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds	490	489
6.375% €750,000,000 Fixed/Floating Rate Subordinated Guaranteed Bonds 2022	481	481
	971	970

The 6.75% Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and the 6.375% Fixed/Floating Rate Subordinated Guaranteed Bonds 2022 were issued on 12 July 2002 by SL Finance PLC, a wholly-owned subsidiary of SLAC. The payment of principal and interest in respect of the bonds has been irrevocably and unconditionally guaranteed on a subordinated basis by SLAC. The claims of the bondholders to payment under the subordinated guarantee will rank below the claims of all senior creditors of SLAC including policyholders however, the bondholders will rank above the SMAs shown in Note 18. The Sterling Bonds are redeemable at par at the option of the issuer on 12 July 2027 and on every fifth anniversary thereafter. If the Sterling Bonds are not redeemed on 12 July 2027, the interest rate payable will be reset to an amount of 2.85% over the Gross Redemption Yield on the appropriate five year benchmark gilt on the reset date. The

19. Subordinated liabilities (continued)

Euro Bonds are redeemable at par at the option of the issuer on 12 July 2012 and on any interest payment date thereafter until maturity. From 12 July 2012, the Euro Bonds will bear interest quarterly in arrears at a floating rate determined by the three month euro deposit rate plus a margin of 2.25%.

20. Fund for future appropriations

	31 December 2004	15 November 2003
	£million	£million
Balance at 16 November	5,089	3,822
Loss for the period attributable to shareholders	(421)	(402)
Exchange rate adjustments – attributable to shareholders	(26)	97
– attributable to policyholders	(18)	(20)
Transfers from long-term business technical account	257	1,592
Balance at 31 December 2004 / 15 November 2003	**4,881**	**5,089**

In a mutual company, the FFA comprises amounts that have not yet been allocated to policyholders at the balance sheet date. The transfers from or to the long-term business technical account represent the net income or outgoings for the period attributable to the policyholders.

As a shareholder company, the FFA will represent funds, the allocation of which to with-profits policyholders and shareholders has not been determined at the balance sheet date and as a consequence, these movements will, in part, be attributable to shareholders. The movement in the FFA shown above as "Loss for the period attributable to shareholders" reflects the amounts which would have been attributable to shareholders had SLAC been a company owned by shareholders throughout the period.

21. Policyholder liabilities

	Long-term business provision	Claims outstanding	Technical provision for linked liabilities	Technical provision for general business
	£million	£million	£million	£million
At 16 November 2002	44,938	147	21,340	270
Exchange rate adjustment	837	3	532	21
Movement in technical provisions for the year	1,480	(7)	5,270	21
At 15 November 2003	**47,255**	**143**	**27,142**	**312**
Exchange rate adjustment	(196)	–	(162)	(7)
Movement in technical provisions for the period	3,395	(20)	6,419	43
At December 2004	**50,454**	**123**	**33,399**	**348**

The cost of bonuses incurred during FY 2004 was £946 million (£1,326 million, FY 2003), of which £405 million (£439 million, FY 2003) was included in the long-term business provision and £541 million (£887 million, FY 2003) was included in claims paid.

22. Long-term business provision

The long-term business provision was calculated by the Reporting Actuary, using the gross premium method for conventional with-profits policies. For these policies, the valuation method changed in 2003 from a net premium method to a gross premium method, resulting in a decrease in the long-term business provision of £1,091 million. The gross premium method is consistent with the method used in SLAC's regulatory return following the issue of a waiver by the FSA, and is therefore used in the HFI as recommended by the ABI SORP. This method brings into account the full premiums receivable under contracts written by SLAC, estimated renewal and maintenance costs and contractually guaranteed benefits, including previously declared reversionary bonuses and those declared at the current bonus declaration. No explicit provision has been made for future discretionary reversionary bonuses as such bonuses would not be expected to be declared in the event that long-term experience matched the valuation assumptions made. No explicit provision has been made for future terminal bonuses.

22. Long-term business provision (continued)

For accumulating with-profits policies, the bid value of allocated units is projected forward to the date of claim at the rate of growth guaranteed under the contract, with an appropriate allowance for bonus growth, and then discounted, together with an appropriate estimate of future expenses, at the assumed rate of interest. For certain contracts, the provision made is the higher of this amount and the face value of units. For other contracts, when carrying out this comparison, the face value of units is reduced to reflect market conditions. In addition, in line with current industry practice and actuarial guidance, the method reflects the impact on surrender payments of a significant level of policy discontinuances.

The provision for annuities is calculated by discounting the expected future annuity payments, together with an appropriate estimate of future expenses, at the assumed rate of interest.

Mortgage Endowment Policies

SLAC announced in September 2000 that, subject to certain conditions being satisfied, it would top up the payouts at maturity on certain policies where there is a shortfall between the claim value and the mortgage amount originally targeted. One condition is that there is sufficient growth in the capital of SLAC for it to set aside regular provisions to meet possible top up payments. During 2004, SLAC concluded that the capital growth condition required for the promise had not been met. The provisions held by SLAC at 15 November 2003 were £393 million and it is SLAC's intention that these will be used to provide top up payments to affected policyholders, as long as this is considered fair and prudent. A detailed review of SLAC's financial position concluded that it would be in the best interests of SLAC, taking into account the interests of all its with-profits policyholders, not to make further provision for 2004 or in future years unless and until the requisite capital growth condition is actually met. Therefore, no further provision is expected to be made, as the Directors do not foresee the conditions being met in the future. An assessment of the appropriateness of the provision will be conducted annually.

Provision has been made for potential compensation payments due to policyholders arising from SLAC's review of past sales of mortgage endowment policies.

The incidence and magnitude of payments will be influenced by the requirements of the FSA and by the actions of industry bodies and policyholders. It is therefore not possible to estimate with certainty the final costs which will arise.

Other assumptions

Material judgement is required in calculating the long-term business provision and, in particular, in the choice of assumptions about which there is uncertainty over future experience. These assumptions are determined as appropriate estimates at the date of valuation. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the future mortality experience of policyholders. For example, a reduction in interest rates would reduce the impact of discounting, resulting in an increase to the long-term business provision. The mortality rates are based on published mortality tables, adjusted to reflect actual, and expected future, experience. If mortality rates were assumed to be lower this would lead to an increase in the long-term business provision for annuities and a decrease in the provision for assurances.

The principal assumptions for the main UK contracts were as follows:

Rates of interest used

		2004	2003
1. Assurances			
Pension	– with-profit	4.25%	4.25%
	– without profit	4.25%	4.40%
Other	– with-profit	3.75%	4.15%
	– without profit	3.25%	3.55%
2. Annuities			
Individual	– with-profit	4.25%	4.25%
	– without profit	4.90%	5.30%
Group	– without profit	4.90%	5.30%

22. Long-term business provision (continued)

Mortality tables used	2004	2003
1. Assurances	AM92 ult - 4 years	AM92 ult - 4 years
2. Annuities		
Individual and group in deferment	AM92 ult - 4 years	AM92 ult - 4 years
Individual after vesting	73% IMA92 C10 ult/ 89% IFA92 C10 ult	73% IMA92 C10 ult/ 103.5% IFA92 C10 ult
Group after vesting	80% PMA92 C10 ult 91% PFA92 C10 ult	82% PMA92 C10 ult 91% PFA92 C10 ult

In respect of premiums, it is assumed that policyholders' contractual obligations will be fulfilled. In respect of persistency, allowance is made for withdrawals where this would lead to an increase in the long-term business provision.

Overseas long-term business provision

The long-term business provision for overseas business was calculated, with the exception of Canadian non-participating business, on a basis consistent with the UK approach but using appropriate mortality and interest rates.

Following the domestication of the Canadian non-participating business (see Note 29) to The Standard Life Assurance Company of Canada ("SLCC"), the long-term business provision in respect of this business is determined in accordance with methods prescribed by Canadian regulations. As the non-participating business has been assumed by or reinsured with a Canadian company, the technical provisions relating to the domesticated business in the Group accounts are now accounted for in accordance with the accounting and regulatory requirements of Canada, adjusted where appropriate to comply with UK accounting principles. This has resulted in a release of reserves in FY 2004 of £182 million offset by £288 million reduction to DAC.

The Canadian regulations set the value of the policy liabilities equal to the value of a set of supporting assets just sufficient with reinvestment and disinvestment to meet all policy liabilities when due. Equivalent discount rates of interest producing the same value of liabilities at 31 December 2004 are shown below for the main Canadian contracts excluding accumulation contracts, based on the value of assets reflected in SLCC's Canadian accounts. Mortality assumptions have a significant impact on the long-term business provision and are shown below.

Equivalent rates of interest

		2004
1. Assurances		
Individual	– retirement and life income funds	7.2%
Individual	– other	5.8%
Group		6.5%
2. Annuities		
Individual	– after vesting	7.5%
Group	– after vesting	6.9%

Mortality tables used

		2004
1. Assurances		
Individual	– retirement and life income funds	not applicable
Individual	– other	65%-85% CIA 86-92
Group		75% CIA 86-92
2. Annuities		
Individual	– after vesting	M 94.0% IAM 83 scale AA F 98.1% IAM83 scale AA
Group	– after vesting	M 83.1% GAM83 scale AA F 138.8% GAM83 scale AA

23. Provisions for other risks and charges

	31 December 2004	15 November 2003
	£million	£million
Deferred tax		
Opening provision	450	400
Deferred tax charge/(release) for period	37	90
Movement in respect of other debtors	96	29
Exchange rate movements	8	(11)
Movement in respect of linked liabilities	(24)	(58)
	567	**450**

	31 December 2004	15 November 2003
	£million	£million
Liability provided in the balance sheet		
Unrealised gains on investments	644	633
Actuarial liabilities	(374)	(336)
Deferred acquisition expenses	199	228
Realised losses on investments	(35)	(90)
Other timing differences	(53)	(54)
Undiscounted provision for deferred tax	**381**	**381**
Discount	(73)	(94)
	308	**287**
Deferred tax asset included in other debtors	259	163
Discounted provision for deferred tax	**567**	**450**

24. Creditors

Except as indicated in Note 25, all creditors are payable within a period of five years.

	31 December 2004	15 November 2003
	£million	£million
Other creditors including taxation and social security		
Outstanding purchases of investments	202	175
Certificates of deposit	940	878
Commercial paper	688	629
Medium-term notes	593	734
Provision for current taxation	68	138
Mortgages secured on investments	24	15
Other creditors	357	240
	2,872	**2,809**

25. Borrowings

	31 December 2004	15 November 2003
	£million	£million
Amounts owed to credit institutions	1,059	332
Certificates of deposit	940	878
Commercial paper	688	629
Medium-term notes	593	734
Mortgages secured on investments	24	15
Total borrowings excluding subordinated liabilities	**3,304**	**2,588**
Subordinated members' account (Note 18)	548	–
Subordinated liabilities (Note 19)	971	970
Total borrowings including subordinated liabilities	**4,823**	**3,558**
Borrowings are repayable as follows:		
Within one year or on demand	3,075	1,992
Between one and two years	108	412
Between two and five years	13	87
After five years	1,627	1,067
	4,823	3,558

26. Summary of Standard Life Bank Limited consolidated profit and loss account and balance sheet

	FY 2004	FY 2003
	£million	£million
Profit and loss account		
Interest receivable	480	398
Interest payable	(349)	(288)
Net interest income	**131**	**110**
Administrative and other expenses, including depreciation and amortisation	(122)	(105)
Profit on ordinary activities before tax	**9**	**5**
Tax on profit on ordinary activities	(2)	(2)
Profit for the period	**7**	**3**

	31 December 2004	15 November 2003
	£million	£million
Balance sheet		
Assets		
Treasury bills and other eligible bills	87	134
Loans and advances to banks	336	735
Loans and advances to customers	5,674	4,894
Securitised advances	3,906	3,194
Less: Non-recourse finance	(3,181)	(2,334)
	725	860
Debt securities	957	798
Other assets	121	207
	7,900	**7,628**
Liabilities		
Deposits by banks	867	252
Customer accounts	4,238	4,562
Debt securities in issue	2,221	2,241
Subordinated liabilities	230	230
Other liabilities	92	98
	7,648	**7,383**
Total shareholders' funds	252	245
Commitments to lend	2,308	2,204

26. Summary of Standard Life Bank Limited consolidated profit and loss account and balance sheet (continued)

Standard Life Bank has guaranteed the liabilities of its subsidiary undertaking, Standard Life Funding B.V., in connection with the subsidiary undertaking's issuance of commercial paper and medium-term notes. The guarantee is in respect of notes issued and is for a maximum of US$2 billion and €4 billion in relation to the US commercial paper and euro commercial paper programmes respectively, and €4 billion in respect of the medium-term note programme.

27. Joint ventures and associated undertakings

(a) The Group has investments in joint ventures and associated undertakings as follows:

Name	Country of registration or incorporation	Share class and proportion held	Year End	Nature of business
Heng An Standard Life	China	Ordinary shares 50.0%	31 Dec	Life assurance
HDFC Standard Life Insurance Company Limited**	India	Ordinary shares 18.6%	31 Mar	Life assurance
HDFC Asset Management Company Limited*,**	India	Ordinary shares 49.9%	31 Mar	Investment management

* Owned by a subsidiary undertaking of SLAC.

** SLAC also has a 14.3% interest in Housing Development Finance Corporation Limited ("HDFC Limited"). HDFC Limited owns 74.8% and 50.1% of HDFC Standard Life Insurance Company Limited and HDFC Asset Management Company Limited, respectively. This gives the Group an effective interest in these companies of 29.3% and 57.1% respectively. The Company does not exercise dominant influence over either of these joint ventures.

The current operations of these companies are not significant in relation to the accounts of the Group.

(b) Participating interests and significant shareholdings

SLAC has certain investments where its holding exceeds 20% of the equity share capital. Details of these investments have not been provided and they have not been treated as associated undertakings as either SLAC does not exercise any significant influence over them or their operations are not significant in relation to the accounts of SLAC.

28. Commitments

	31 December 2004	15 November 2003
	£million	£million
Authorised and contracted commitments not provided for in respect of investments and property development	491	648

29. Domestication of Canadian non-participating business

On 31 December 2004, substantially all of the non-participating liabilities of The Standard Life Assurance Company Canadian Branch were assumed by SLCC a wholly-owned subsidiary undertaking of SLAC. The remaining non-participating business of the Branch was reinsured with SLCC on 31 December 2004. All Canadian participating business remained in the Branch and was not assumed or reinsured by SLCC.

Liabilities assumed by and liabilities reinsured with SLCC amounted to £5,932 million, and assets transferred to SLCC amounted to £6,384 million. SLCC issued shares and subordinated debt in exchange for the domesticated business. This is reflected by a corresponding increase in the value of the investment recognised by SLAC in respect of this subsidiary.

30. Related party transactions

Transactions with/ from and balances from/(to) key management personnel

All transactions between the key management and the Group during the year are on commercial terms which are equivalent to those available to all employees of the Group. In 2003, Sandy Crombie had an outstanding mortgage loan of £6,516 from Standard Life Bank. This was repaid during 2004.

31. Subsidiary undertakings

The following are particulars of SLAC's main subsidiaries, which are wholly-owned, unless otherwise stated:

Name	Country of registration or incorporation	Share class	Year End	Nature of business
Standard Life Investment Funds Limited	Scotland	Ordinary shares	31 Dec	Life assurance
Standard Life Pension Funds Limited	Scotland	Limited by guarantee	31 Dec	Life assurance
Standard Life Investments Limited	Scotland	Ordinary shares	31 Dec	Investment management
Standard Life Investments (Private Equity) Limited*	Scotland	Ordinary shares	31 Dec	Investment management
Standard Life Investments (Mutual Funds) Limited*	Scotland	Ordinary shares	31 Dec	OEIC and ISA management
SLTM Limited*	Scotland	Ordinary shares	31 Dec	Unit trust management
Standard Life European Private Equity Trust PLC**	Scotland	Ordinary shares	30 Sep	Investment trust
Standard Life Bank Limited	Scotland	Ordinary shares	31 Dec	Banking
Standard Life Employee Services Limited	Scotland	Ordinary shares	31 Dec	Employee services
Standard Life Shared Services Limited	Scotland	Ordinary shares	31 Dec	Provision of services
Standard Life Healthcare Limited	England and Wales	Ordinary shares	31 Dec	General insurance
SL Finance PLC	England and Wales	Ordinary shares	31 Dec	Finance company
The Castlepoint Limited Partnership***	England and Wales	Limited partner	31 Dec	Property investment
The Standard Life Assurance Company of Canada	Canada	Class 'A' shares	31 Dec	Life assurance
Standard Life Investments Inc.*	Canada	Common shares	31 Dec	Investment management
Standard Life Trust Company	Canada	Class 'A' shares	31 Dec	Financial services
Standard Life Mutual Funds Limited	Canada	Common shares	31 Dec	Mutual fund management
Performa Financial Group Limited	Canada	Common shares	31 Dec	Financial services
Prosperity SA de Vida y Pensiones*	Spain	Ordinary shares	31 Dec	Life assurance
Prosperity SA de Seguros Generales*	Spain	Ordinary shares	31 Dec	General insurance
Standard Life (Asia) Limited	Hong Kong	Ordinary shares	31 Dec	Life assurance

* Owned by a subsidiary undertaking of SLAC.

** SLAC holds 51.25% of the share capital of Standard Life European Private Equity Trust PLC.

*** SLAC holds 50% of The Castlepoint Limited Partnership, which has been consolidated due to SLAC's control of the general partner.

For subsidiary undertakings with non-co-terminus year ends, management accounts to dates within two months of 31 December are used for consolidation purposes.



PricewaterhouseCoopers LLP
PO Box 90
Erskine House
68-73 Queen Street
Edinburgh EH2 4NH
www.pwc.com/uk

The Directors
Standard Life plc
Standard Life House
Lothian Road
Edinburgh
EH1 2DH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

15 June 2006

Dear Sirs

Standard Life plc

Introduction

We report on the historical financial information set out on pages 341 to 345 below. This historical financial information has been prepared for inclusion in the prospectus dated 15 June 2006 (the "prospectus") of Standard Life plc (the "Company") on the basis of the accounting policies set out on page 341. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purposes of complying with that item and for no other purpose.

The Company was incorporated as SLGC Limited on 30 June 2005 and was re-registered as a public limited company and changed its name to Standard Life plc on 26 May 2006. The Company has not yet commenced trading, has prepared no audited financial statements for presentation to its members and has not declared or paid a dividend.

Responsibilities

The Directors of the Company are responsible for preparing the historical financial information on the basis of preparation set out on page 341 of the historical financial information and on the basis of International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion on the historical financial information as to whether the historical financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the historical financial information set out on pages 341 to 345 gives, for the purposes of the prospectus dated 15 June 2006, a true and fair view of the state of affairs of the Company as at the date stated and of its cash flows for the period then ended in accordance with the basis of preparation set out on page 341 and on the basis of IFRS, as described on page 341.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

SECTION F COMPANY'S IFRS HISTORICAL FINANCIAL INFORMATION

ACCOUNTING POLICIES

a) Basis of Preparation

The historical financial information has been prepared for the period from 30 June 2005, the date of incorporation, to 10 May 2006. This historical financial information has been prepared on the basis of International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB) as endorsed by the European Commission (EC) for use in the European Union (EU). All relevant standards and interpretations have been endorsed by the EU.

This historical financial information has been derived using the Standard Life plc accounting records and in accordance with the accounting policies set out herein.

The principal accounting policies set out below have been consistently applied to the financial reporting period presented in the historical financial information, unless otherwise stated.

The Company changed its name during the period from SLGC Limited to Standard Life plc.

Directors' Responsibility

The Directors of Standard Life plc are responsible for preparing the historical financial information on the basis of preparation set out above and on the basis of IFRS.

Income Statement

The Company has not prepared an Income Statement because it has no items of income or expense for the period ending 10 May 2006.

b) Redeemable Preference Share Liability

The redeemable preference shares are part of the Company's authorised share capital.

The Company does not have the unconditional right to avoid delivering cash to meet its contractual obligations in respect of the preference shares and the preference shares have been classified as financial liabilities.

Standard Life plc

BALANCE SHEET

As at 10 May 2006

	Notes	10 May 2006
		£
Assets		
Cash and cash equivalents	1	50,003
Total assets		**50,003**
Equity		
Share capital	3	3
Equity attributable to ordinary shareholders		**3**
Liabilities		
Redeemable preference shares	2	50,000
Total liabilities		**50,000**
Total equity and liabilities		**50,003**

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

For the period ended 10 May 2006

	Notes	
		£
Balance at beginning of the period		–
Issuance of share capital		3
Balance at end of the period	3	**3**

CASH FLOW STATEMENT

As at 10 May 2006

	Notes	10 May 2006
		£
Cash flows from financing activities		
Proceeds from redeemable preference shares		50,000
Proceeds from issue of share capital		3
Net cash flows from financing activities		**50,003**
Net increase/(decrease) in cash and cash equivalents		50,003
Cash and cash equivalents at beginning of the period		–
Cash and cash equivalents at end of the period	1	**50,003**

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

1. Cash and Cash Equivalents

	10 May 2006
	£
Cash at bank and in hand	50,003
Total cash and cash equivalents	**50,003**

2. Redeemable Preference Shares

	10 May 2006
	£
Issued and fully paid	
At beginning of the period	–
Issued	50,000
Total redeemable preference shares	**50,000**

The redeemable preference shares were issued on 10 May 2006 at par for cash. The preference shares are redeemable at par on 31 August 2007 and the Company has the option to redeem the shares prior to this date at its own discretion.

The rate of dividend on the redeemable preference shares is an annual rate of 1% on the nominal value of the shares and is payable on the date the shares are redeemed.

3. Share Capital

	10 May 2006
	£
Issued and fully paid	
At beginning of the period	–
Share capital issued	3
Total share capital	**3**

The Company was incorporated on 30 June 2005 with an authorised share capital of 1,000 £1 ordinary shares. On 30 June 2005, two ordinary shares were issued at par for cash.

The Company amended its authorised share capital on 10 May 2006. The revised authorised share capital of the Company is 10,000 ordinary shares of £0.10 each and 50,000 £1 redeemable preference shares.

On 10 May 2006, each £1 ordinary share issued was subdivided into 10 £0.10 ordinary shares.
A further 10 ordinary shares of £0.10 each were issued on the same date at par for cash.

4. Related party transactions

The period end balances arising from transactions with related parties are as follows:

	10 May 2006
	£
Due to related parties	50,000
Total	**50,000**

The transactions with related parties during the period are as follows:

Financial instruments issued to related parties	50,002
Total	**50,002**

The ultimate controlling party at 10 May 2006 is the Standard Life Assurance Company.

5. Events after Balance Sheet date

There are no significant post Balance Sheet date events.

PART XI

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated income statement and balance sheet for the Standard Life Group ("Unaudited Pro Forma Financial Information"), set out below, are based on the consolidated income statement for FY 2005 and the balance sheet at 31 December 2005 of the Standard Life Group, as set out in the Historical Financial Information ("HFI") in Part X – "Historical Financial Information" of this document, after making the adjustments as set out below.

The Unaudited Pro Forma Financial Information has been prepared, for illustrative purposes only, to provide information about how the implementation of the Main Scheme, the proposed flotation of the Company and the Offers to be made pursuant to this document, the Securities Note and the Summary, might have affected the consolidated balance sheet of the Standard Life Group as at 31 December 2005 and the consolidated income statement for FY 2005. No adjustments have been made to reflect any transactions other than as described in this Section.

The Unaudited Pro Forma Financial Information does not take account of the trading results or movements in working capital and cash flows of the Standard Life Group between 1 January 2006 and the Effective Date.

The Unaudited Pro Forma Financial Information is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent a true picture of the Standard Life Group's actual financial position or results.

SECTION A UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Unaudited Pro Forma Consolidated Income Statement for FY 2005

Set out below is the Unaudited Pro Forma Consolidated Income Statement of the Standard Life Group for FY 2005 prepared in accordance with the notes below. The pro forma income statement is prepared to show the financial results of the Standard Life Group as if the Effective Date of the Main Scheme was 1 January 2005. It is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent a true picture of the Standard Life Group's actual financial position or results.

Unaudited Consolidated Income Statement for FY 2005

	Historical Financial Information[1]	Adjustment		Unaudited Pro Forma Financial Information
	£million	£million		£million
Revenue				
Net earned premium*	3,516	–		3,516
Net investment income	14,377	33	(c)	14,410
Income arising from associates and joint ventures	99	–		99
Other income*	414	–		414
Total net revenue	**18,406**	**33**		**18,439**
Expenses				
Change in unallocated divisible surplus	(871)	871	(f)	–
Change in other unallocated liabilities attributable to participating contracts	–	(397)	(f)	(397)
Change in deduction from liabilities due to present value of future profits	488	(488)	(f)	–
Other operating expenses*	(17,270)	102	(b), (d)	(17,168)
Finance costs	(109)	–		(109)
Profit before tax	**644**	**121**		**765**
Income tax expense attributable to policyholders' returns	(492)	14	(e)	(478)
Profit before tax attributable to shareholders and minority interests	**152**	**135**	(a)	**287**
Tax expense	(531)	14	(a)	(517)
Less: Tax attributable to policyholders	492	(14)	(a)	478
Tax attributable to shareholders' profits	(39)	–	(e)	(39)
Profit for the period	**113**	**135**	(a)	**248**
Profit attributable to minority interest	83	–		83
Profit attributable to shareholders	**30**	**135**	(a)	**165**
Earnings per share				
Basic and diluted earnings per share (pence per share)	2.0p			8.9p[2]

(1) The Historical Financial Information has been extracted, without material adjustment, from the Historical Financial Information in Section B of Part X – "Historical Financial Information". Line items annotated * have been aggregated in the presentation above.

(2) The Unaudited Pro Forma Financial Information earnings per share is based upon profit for the accounting period attributable to shareholders divided by the 1,864 million Ordinary Shares expected to be issued in connection with the total of the Demutualisation Share Allocation and the element of capital raised under the Offers which is to be used for capital adequacy purposes of approximately £800 million. No account has been taken of the remaining shares that will be issued in return for the remaining expected £300 million of net new capital.

All adjustments will have a continuing effect on the Group.

Notes to the Unaudited Pro Forma Consolidated Income Statement

a) Adjustments

	Note	Adjustment	Tax effects (Note (e))
		£million	£million
Deferral of acquisition costs	(b)	157	38
Investment income on IPO proceeds	(c)	33	10
New business reserving strain	(d)	(55)	(62)
Changes in participating contract liabilities	(f)	–	–
		135	(14)

b) Deferral of acquisition costs

In the HFI, a component of shareholder profit is represented by the transfer of assets to the Non-Profit Fund. This transfer was calculated in accordance with the formula defined in the Main Scheme by reference to certain cashflows from the unitised business and non-profit business. These cash flows are based on the amounts reported in the regulatory return and therefore exclude any deferral of acquisition costs.

Following the Effective Date, virtually all new business will be written in the Non-Profit Fund for the benefit of shareholders, who will be entitled to all elements of profit arising on this business. Profits attributable to shareholders on all new business written post the Effective Date will reflect deferral of acquisition costs.

The adjustment shown in the Unaudited Pro Forma Consolidated Income Statement reflects the deferral of that element of acquisition costs attributable to shareholders had the new business written in 2005 been written in the Non-Profit Fund.

c) Investment income on IPO proceeds

An amount of approximately £800 million of the IPO proceeds will be used within the Group for capital adequacy purposes. The Unaudited Pro Forma Consolidated Income Statement includes additional investment income of £33 million to reflect a return of 4.18%, the rate of return achieved on gilts during the period. The return on the remaining expected IPO proceeds of £300 million is not shown in the Unaudited Pro Forma Consolidated Income Statement and would have been £13 million before tax based on the rate of return on gilts (4.18%).

d) New business reserving strain

The reserving strain arising from new unitised with-profits business (excluding increments) will change post-demutualisation. This business will be written in the Non-Profit Fund (and the with-profits element will be transferred to a new with-profits fund), and will therefore be attributable to shareholders. The reserving approach used will as a result be on a regulatory basis. Prior to demutualisation, the "twin peaks" regime applied to the business as it was written in a realistic basis with-profits fund. The new business strain of £55 million is based on the reserves included in the 2005 regulatory return.

e) Tax attributable to policyholders' and shareholders' profits

In the HFI, no adjustments have been made either to re-analyse the actual tax balances, as shown in the SLAC mutual accounts, between shareholder and policyholder elements, or to compute any additional tax charge or credit (current or deferred) which might arise post-demutualisation. The tax charge attributable to shareholders in the HFI reflects the tax charge on the operating subsidiaries that will be held outside the Heritage With-Profits fund.

The Unaudited Pro Forma Consolidated Income Statement has been adjusted to reflect the taxation effects of the adjustments discussed in notes (b) and (c). For items (b) and (c), the tax effect has been calculated at the rate of tax in the territories affected and having regard for the tax already recognised in the HFI.

The tax adjustment in respect of new business strain (adjustment (d)) reflects tax at 40% (corresponding to the tax rate in the territory affected), together with the value of tax losses that would have arisen had the new business been written in the Non-Profit Fund of a proprietary company. Recognition of these tax losses results in no overall additional shareholder tax but results in a reduction in the tax attributable to policyholders.

The Unaudited Pro Forma Consolidated Income Statement has not been adjusted to reflect further potential changes in current or deferred tax that may arise as the quantification of these changes is dependent on future events.

(f) Change in participating contract liabilities

	£million
(i) Elimination of the change in the present value of future profits (PVFP) on non-participating contracts	(488)
(ii) Recognition of "Other unallocated participating contract liabilities"	(397)
(iii) Tax effects of other adjustments (note (a) above)	14
	(871)
(iv) Elimination of the change in unallocated divisible surplus (UDS)	871
	–

As a result of the Main Scheme, the PVFP on non-participating contracts will be set against the liability for future transfers to shareholders. The Main Scheme also provides that the residual estate will, over time, be paid out to participating policyholders as planned enhancements. Therefore, no UDS or PVFP on non-participating contracts will be recognised in the balance sheet and participating contract liabilities will include "other unallocated participating contract liabilities". Accordingly, the unaudited consolidated Pro Forma Income Statement reflects adjustments to eliminate the change in UDS and PVFP on non-participating contracts and recognises a change in other unallocated participating contract liabilities. This change has no impact on the profit attributable to shareholders shown in the Historical Financial Information.

2. Unaudited Pro Forma Consolidated Balance Sheet as at 31 December 2005

The Unaudited Pro Forma Consolidated Balance Sheet set out below is based on the Standard Life Group's consolidated balance sheet as at 31 December 2005. It is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not, therefore, represent a true picture of the Group's financial position. The adjustments illustrate the effect of the Proposal on the assumption that the net proceeds from new capital of £1,100 million (after estimated expenses of £65 million and amounts used to fund payments of £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares) is raised by the Group.

	Historical Financial Information[1]	Adjustment		Unaudited Pro Forma Financial Information
	£million	£million		£million
Assets				
Intangible assets	44	–		44
Deferred acquisition costs	290	–		290
Investments in associates and joint ventures	2,608	–		2,608
Investment property	9,907	–		9,907
Property and equipment	590	–		590
Deferred tax assets	75	–		75
Reinsurance assets	779	–		779
Loans and receivables	12,496	–		12,496
Derivative financial assets	247	–		247
Investment securities				
Equity securities and interests in pooled investment funds	43,601	–		43,601
Debt securities	43,830	–		43,830
	87,431	–		87,431
Other debtors	1,342	–		1,342
Cash and cash equivalents	4,451	1,100	(a)	5,551
Total assets	**120,260**	**1,100**		**121,360**
Minority interest	**340**	–		**340**
Liabilities				
Non-participating contract liabilities				
Non-participating insurance contracts	21,158	–		21,158
Non-participating investment contracts	40,929	–		40,929
	62,087	–		62,087
Participating contract liabilities				
Participating insurance contracts	19,633	–		19,633
Participating investment contracts	18,076	–		18,076
Present value of future profits on non-participating contracts	(1,528)	1,528	(b)	–
Unallocated divisible surplus	4,827	(4,827)	(b)	–
Other unallocated liabilities attributable to policyholders	–	2,083	(b)	2,083
	41,008	(1,216)		39,792
Third party interest in consolidated funds	358	–		358
Borrowings	6,233	–		6,233
Subordinated liabilities	1,878	–		1,878
Pension and other post-retirement benefit provisions	386	–		386
Deferred income	238	–		238
Deferred tax liabilities	559	–		559
Current tax liabilities	240	–		240
Customer accounts related to banking activities and deposits by banks	5,134	–		5,134
Derivative financial liabilities	241	–		241
Other liabilities	1,558	–		1,558
Total liabilities and minority interest	**120,260**	**(1,216)**	**(b)**	**119,044**
Equity				
Share capital	–	200	(c)	200
Capital reserves	–	2,116	(c)	2,116
Total Shareholders' Equity	–	**2,316**		**2,316**
Total Equity and Liabilities	**120,260**	**1,100**		**121,360**

[1] The Historical Financial Information has been extracted, without material adjustment, from the Historical Financial Information presented in Section B of Part X – "Historical Financial Information".

(a) Cash and cash equivalents

The adjustment reflects cash arising from the issue of new capital for the Group of £1,100 million (after deducting the estimated expenses of the Proposal of £65 million and amounts used to fund payments of £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to Demutualisation Shares). The capital will be in the form of new Ordinary Shares.

(b) Change in participating contract liabilities

	Adjustments to UDS £million
(i) Assets transferred to shareholders	1,216
(ii) Elimination of PVFP on non-participating contracts	1,528
(iii) Reallocation to "Other unallocated participating contract liabilities"	2,083
	4,827

(i) Assets transferred to shareholders

The adjustment effectively transfers policyholders' UDS to shareholders' capital reserves representing those assets transferred to shareholders, assuming the Effective Date was 31 December 2005. The adjustment comprises the following:

	£million
Subsidiaries/Joint Ventures:	
Standard Life Bank	284
Standard Life Investments	105
Standard Life Healthcare	70
Standard Life Canada	858
Joint venture investments	52
Bonaventure Insurance Co	3
Standard Life Asia	7
Standard Life Savings	5
Standard Life Direct	4
Standard Life Investment Fund	6
Standard Life Employee Services and Shared Services	14
Other assets/liabilities	
Pension deficit transfer	(216)
Overseas infrastructure assets	4
Working capital	20
Transfer of SIPP, PCI and IPP business to Non-Profit Fund	–
	1,216

(ii) and (iii) Other adjustments to UDS

As a result of the Main Scheme, the PVFP on non-participating contracts will be set against the liability for future transfers to shareholders. The Main Scheme also provides that the residual estate will, over time, be paid out to participating policyholders as planned enhancements. Accordingly, the Unaudited Pro Forma Consolidated Balance Sheet reflects the elimination of the non-participating PVFP and the reallocation of the remaining UDS to other unallocated participating contract liabilities.

(c) Capital reserves

Capital arising at the date of the IPO results from the issue of new shares assumed to have a nominal value of £200 million. The shares issued will comprise the members' shares and those issued in connection with the flotation. The balance of the capital reserves of £2,116 million arises from the share premium on the issue of shares and the merger and other reserves on the transfer of assets totalling £1,216 million as noted above.

This transfer represents the transfer of interests from policyholders to shareholders and results in a reduction of the unallocated divisible surplus. The movements in the capital reserve are set out below:

	£million
Net IPO proceeds (see (a) above)	1,100
Net assets transferred (see (b) (i) above)	1,216
	2,316
Less: nominal value of share capital issued	(200)
	2,116



PricewaterhouseCoopers LLP
PO Box 90
Erskine House
68-73 Queen Street
Edinburgh EH2 4NH
www.pwc.com/uk

The Directors
Standard Life plc
Standard Life House
Lothian Road
Edinburgh
EH1 2DH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

15 June 2006

Dear Sirs,

Pro forma Financial Information of the Standard Life Group

We report on the pro forma financial information (the "Pro forma financial information") set out on pages 347 to 352 above in the prospectus dated 15 June 2006 which has been prepared on the basis described on pages 347 to 352, for illustrative purposes only, to provide information about how the proposed offers might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ending 31 December 2006. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, on the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of the Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART XII

CONSULTING ACTUARIES' REPORT

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH


Watson Wyatt
Worldwide

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

15 June 2006

Dear Sirs

Consulting Actuaries' Report

1. Introduction

1.1 This Report sets out the European Embedded Value ("EEV") results of the Standard Life Group for the periods 1 January 2005 to 31 December 2005 and 16 November 2003 to 31 December 2004, as calculated by Standard Life.

1.2 Standard Life has prepared these EEV results with the intention of complying with the EEV Principles and Guidance (the "Principles" or the "EEV Principles") issued by the CFO Forum in May 2004 and October 2005. The Principles only apply to "covered" business, which includes all long-term insurance business. The EEV of the covered business of the Standard Life Group consists of the sum of:

- the free surplus allocated to the covered business,
- the required capital in respect of the covered business, and
- the present value of future shareholder cash flows from in-force covered business after allowance for the time value of options and guarantees ("TVOG") less the cost of holding the required capital.

1.3 Net assets of the non-covered business (free surplus which is allocated to non-covered business and any required capital in respect of that business) are added to the EEV of the covered business to produce the total EEV of the Standard Life Group.

1.4 This report sets out:

- The EEV of the Standard Life Group at 31 December 2005, 31 December 2004 and 15 November 2003.
- The contribution to the EEV of new covered business written in the period 1 January 2005 to 31 December 2005 and in the period 16 November 2003 to 31 December 2004.

- The EEV operating profit and EEV return for the period 1 January 2005 to 31 December 2005 and for the period 16 November 2003 to 31 December 2004.

1.5 The EEV at 15 November 2003 and 31 December 2004, and the EEV operating profits and EEV returns in the periods ending 31 December 2004 and 31 December 2005, have been estimated assuming that:

- Demutualisation and flotation (and all related aspects of demutualisation and flotation other than the £1.1 billion of net new capital expected to be raised as part of the flotation) took place as at 31 December 2005;
- The Standard Life Group had operated under the post-demutualisation and post-flotation structure and taxation basis over the period 16 November 2003 to 31 December 2005;
- The actual expense, demographic and economic experience of the Standard Life Group over the period 16 November 2003 to 31 December 2005 had applied; and
- The assumed balance sheet position as at 15 November 2003 and 31 December 2004 was such that, allowing for the above assumptions, the closing balance sheet position at 31 December 2005 matched the assumed balance sheet position at that date.

1.6 The contribution to the EEV of new business written prior to 31 December 2005 was determined in a manner consistent with the assumptions above, and reflects the fact that this business was written within SLAC and will be transferred to the SLAL Heritage With Profits Fund on demutualisation. Certain future cash flows on this new business (other than conventional with-profits business) will be attributable to shareholders, as described in Section 2 below. When referring to the contribution to the EEV from the new business on this basis, we refer to it as a "pre-demutualisation new business".

1.7 An illustrative pro-forma value for new business contribution in respect of new covered business written prior to 31 December 2005 has also been calculated on the assumption that this new business was written in the post-demutualisation structure. This has been determined on a basis consistent with that which will apply within the Standard Life Group for future new business written after the demutualisation date. When referring to the new business contribution on this basis, we refer to it as "post-demutualisation new business".

2. Summary of the proposed structure

2.1 The EEV results calculated by Standard Life and presented in this Report reflect the Main Scheme in all material aspects.

Fund structure

2.2 Following demutualisation there will be six funds within the long-term business fund of SLAL – the Heritage With Profits Fund, the Non Profit Fund, the German Guaranteed With Profits Fund and three Smoothed Managed With Profits Funds. The operation of these is summarised below:

- **Heritage With Profits Fund ("Heritage WPF")** – Other than for certain Surplus Cashflows in respect of certain Defined Blocks, all surpluses emerging in the Heritage WPF will remain in the Heritage WPF for the benefit of the relevant with-profits policyholders. The Surplus Cashflows on the Defined Blocks will, subject to certain solvency tests applied to the Heritage WPF, transfer to shareholders (see 2.5 – 2.7 below). Shareholders will also have an interest in the mortality experience of vested non profit annuity business and in German branch business (see 2.8 below). Future new business other than increments on existing business and benefit enhancements for occupational pension schemes will be written in the Non Profit Fund, and the with-profits investment element of this new business will be allocated to one of the four new with-profit funds. Subject to certain conditions, the Main Scheme also permits a limited amount of new with-profits business to be written in the Heritage WPF in the future.

- **Non Profit Fund ("NPF")** – All new non-profits business is intended to be written in the NPF, with the majority of that business being reinsured on original terms to SLIF. All surpluses emerging in the NPF will, following an actuarial valuation and provided that the NPF is not in deficit, be available for transfer to the shareholders' fund ("SHF").

- **German Guaranteed With Profits Fund** – It is intended that this fund will contain all of the new unitised with-profits classes of business written by the German Branch post demutualisation which have guaranteed minimum unit price growth rates.

- **UK Smoothed Managed With Profits Fund, German Smoothed Managed With Profits Fund, Irish Smoothed Managed With Profits Fund (collectively, the "New WPFs")** – It is intended that these funds will contain the investment element of the new unitised with-profits classes of business written in the Non Profit Fund which have no guaranteed minimum unit price growth rates. Subject to certain conditions, the Scheme permits some elements of future new with-profits business to be reinsured to the Heritage WPF.

2.3 On demutualisation, substantially all of the business of SLAC has, or will be, transferred to the Heritage WPF of SLAL. The main exceptions will be:

- The main operating subsidiaries and joint-venture operations (see 2.4 below).

- Existing Pension Contribution Insurance, Income Protection Plan and Self-Invested Pension Plan policies and assets corresponding to the mathematical reserves of these policies together with the Class VII parts of the Self-Invested Pension Plans and assets of £20 million to provide initial working capital, which will be transferred to the NPF.

- Certain infrastructure assets (and associated liabilities) currently owned by the European branches of SLAC, which will be transferred to the NPF.

- Certain assets and liabilities which will be transferred to the SHF of SLAL:

  - Liabilities in respect of SLAC's innovative tier one and upper and lower tier two subordinated debt issues and assets equal to those liabilities (on an IFRS basis); and

  - Intellectual property and goodwill.

- SLAC's accrued liabilities in respect of the UK and Irish staff pension schemes, which will be transferred to the NPF.

- The majority of Canadian policies (together with certain assets and liabilities relating to them) will be assumed by The Standard Life Assurance Company of Canada ("SLCC"). A Canadian branch of SLAC will retain a small amount of existing non-participating business. The assets and liabilities of the Canadian Stacking Policies will transfer to the NPF.

- The assets and liabilities of the Bermudan business of SLAC have transferred to Standard Life Assurance Company Bermuda Limited on 1 May 2006.

2.4 Shortly after the demutualisation, the position of the main operating subsidiaries within the Standard Life Group will be as follows:

- Standard Life Healthcare, Standard Life Investments and Standard Life Employee Services Limited, which are currently subsidiaries of SLAC, will be transferred to the SHF of SLAL and subsequently transferred to Standard Life plc. It is intended that the Indian and Chinese joint venture companies will be transferred from SLAC to Standard Life plc.

- SL Oversea Holdings Limited will similarly be a subsidiary of Standard Life plc. SLCC, and Standard Life (Asia) Limited will become subsidiaries of SL Oversea Holdings Limited prior to demutualisation.

- Standard Life Bank and Standard Life Investment Funds Limited ("SLIF") will become subsidiaries of the SHF of SLAL.

Defined Blocks, Surplus Cashflows, vested annuity business and German branch business

2.5 Under the terms of the Main Scheme, certain Surplus Cashflows arising on certain Defined Blocks of business in the Heritage WPF are to be transferred to the NPF. Such transfers will only be permitted to the extent that, following an actuarial investigation, the Heritage WPF would be able to satisfy certain solvency requirements specified in the Main Scheme immediately following the transfers.

2.6 The Defined Blocks of business comprise, in aggregate, substantially all of the UK and Irish business in force at the date of demutualisation other than those policies identified in 2.3 above as being transferred to the NPF, non-profit vested annuity business, and the Conventional With-Profits Business.

2.7 The Surplus Cashflows will be calculated according to formulae set out in the Main Scheme, and represent the majority of the future surpluses arising on the Defined Blocks (including charges less expenses on unitised business) other than investment surplus. The Surplus Cashflows for UK and Irish business in the Heritage WPF are defined broadly as follows:

- Unitised Life and Unitised Pensions business: charges (deducted from funds and premiums) less expenses (including commission) plus the release of (or less the increase in) non-unit reserves on unit-linked business allowing for interest on these reserves at the valuation rate of interest at the start of the relevant period (i.e. not allowing for any investment surplus or deficit arising on these reserves) excluding any changes in these reserves due to changes in the valuation rate of interest (other than any changes in respect of tax). For unitised with-profits business the fund-related charges are the charges made on the asset shares of the policies, and the release of non-unit reserves is limited to those held in respect of rider benefits.
- Conventional non-profit business other than annuity business: statutory surplus arising excluding investment surplus and any change in valuation reserves due to changes in the valuation rate of interest (other than any changes in respect of tax).

2.8 In addition to the Surplus Cashflows on the Defined Blocks in the Heritage WPF, shareholders will have an interest in:

- Mortality surplus on non-profit annuity business that had vested prior to demutualisation. This arises in SLIF under a reinsurance agreement with the Heritage WPF of SLAL.
- Surplus arising in the NPF of SLAL as a result of additional expense charges made on the Heritage WPF in respect of certain German branch business written prior to demutualisation.

Shareholders' interest in emerging profits after the demutualisation date

2.9 We summarise below shareholders' interests in emerging surplus on the business transferred from SLAC, after the demutualisation date:

- In respect of UK and Irish business transferred to the Heritage WPF, shareholders will be entitled to 100% of the Surplus Cashflows and, by means of the reinsurance agreement with SLIF, mortality surplus on vested annuity business.
- In respect of German branch business transferred to the Heritage WPF, shareholders will be entitled to the additional expense charges defined in the Main Scheme.
- In respect of business transferred to the NPF, shareholders will be entitled to 100% of emerging surplus either directly or via original terms reinsurance to SLIF.
- In respect of business in the subsidiaries of Standard Life plc referred to in 2.4, shareholders will be entitled to virtually 100% of emerging surplus.

3. European Embedded Value Methodology and Assumptions

3.1 European Embedded Value is a measure of the shareholders' interest in the life assurance and related business (the "covered business") of an insurer. It is defined as:

- The free surplus allocated to the covered business, plus
- The required capital backing in-force business, less

- The cost of holding this required capital, plus
- The present value of future shareholder cash flows from in-force covered business ("PVIF") after allowance for the TVOG.

3.2 The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets outside the long-term business fund, plus the value of the shareholders' interest in the surplus in the long-term business fund, after appropriate allowance for tax, less the required capital included therein supporting the covered business. Where market value is not the normal basis for accounting (as in Canada) the free surplus is marked to market and adjusted as required to allow for the present value of any tax which would become payable if the assets were to be realised.

3.3 The free surplus has been determined assuming demutualisation and flotation (and all related aspects of the demutualisation and flotation other than the £1.1 billion of net new capital expected to be raised as part of the flotation) took place as at 31 December 2005. Assets and liabilities have been assumed to be allocated to the various new funds and subsidiaries at that date as described in Section 2 above. As at 15 November 2003 and 31 December 2004, the free surplus has been estimated assuming that the Group had operated under the post-demutualisation structure and taxation basis over the period from 16 November 2003 to 31 December 2005 with the final balance sheet position matching the assumed position at 31 December 2005.

3.4 UK upper and lower tier two subordinated debt liabilities and the liabilities in respect of subordinated members' accounts (innovative tier one capital) are valued in the IFRS accounts on an adjusted cost basis. EEV Principles and Guidance require such debt to be valued on a market value basis. An adjustment has therefore been made which reduces EEV by the amount by which the market value of these liabilities exceeds the adjusted cost value.

Value of UK subordinated debt liabilities and liabilities in respect of subordinated members' accounts (£m)

	Accounts value	Market value	Reduction in EEV
	(Unaudited)		
31 December 2005	1,611	1,830	219
31 December 2004	1,600	1,774	174
15 November 2003	988	1,110	122

3.5 The liability in respect of the subordinated debt issued by the Canadian companies on 31 December 2004 has been deducted at market value from the Canadian EEV.

3.6 The present value of future shareholder cash flows is calculated for each material business unit on an after-tax basis, using best-estimate future assumptions determined by Standard Life as described below, to project shareholder cash flows. Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the projected profits and losses arising in Group companies providing administration, investment management and other services to the extent that these relate to covered business. The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. Such risks allowed for elsewhere include a deduction from the present value of the best-estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

Covered business

3.7 The UK covered business comprises all long-term insurance business. Of this business, all material unit-linked and unitised with-profits life assurance and pension business, lifetime protection business and annuity business has been modelled.

3.8 Conventional with-profits business is also covered business. However other than the potential cost to shareholders of financial options and guarantees on this business (which is included in the calculation described in Sections 3.42 to 3.49 below), the only shareholder profits arising on this business are any profits arising on a look-through basis in Standard Life Investments (the difference between charges to the WPF for investment management and the actual costs incurred by SLI). This margin is included within the EEV figures presented.

3.9 Non-covered business in the UK includes the business of Standard Life Bank, Standard Life Healthcare, the third-party business of Standard Life Investments, the business of Bonaventure Insurance, SL Asia, Heritable Securities, SL Savings, and that of Standard Life Funding, as well as mutual fund business and self-invested SIPP assets.

3.10 The German branch covered business principally comprises unitised with-profit assurance and deferred annuity policies. These are typically regular premium contracts with premium indexation, with many products offering optional disability cover. All material lines of business have been modelled.

3.11 The Irish covered business comprises a range of unit-linked, unitised with-profits and non-profit regular and single premium assurance products. All material lines of business have been modelled.

3.12 The covered business in Canada includes the participating life insurance business currently held in the Canadian branch of SLAC and a range of products written by Standard Life's Canadian subsidiary (The Standard Life Assurance Company of Canada), including individual life insurance and individual annuity policies, group life and health policies, and group annuities and group segregated funds.

3.13 Non-covered business in Canada includes the business of Standard Life Trust, Standard Life Mutual Funds and Performa Financial Group.

3.14 On the grounds of materiality, subsidiaries and the relevant interests in joint ventures writing covered business in other territories have been valued at their IFRS net asset value. The principal territories concerned are Hong Kong, India, China and Bermuda.

Economic assumptions

3.15 The assumed investment returns are Standard Life's estimates of expected returns on principal asset classes, and are based on market conditions at the date of calculation of the EEV.

3.16 For the UK the assumed gross annual returns on the main asset classes at the relevant period ends were as follows:

UK: gross investment returns assumed

	31 December 2005	31 December 2004	15 November 2003
		(Unaudited)	
Risk-free (government bonds)	4.12%	4.57%	5.02%
Corporate bonds	4.64%	5.06%	5.42%
Equities	7.12%	7.57%	8.02%
Properties	6.12%	6.57%	7.02%

3.17 The investment mix assumed for unit-linked products was based on the actual investment mix at each date. For unitised with-profits policies the investment mix assumed was the intended long-term investment mix – the actual mix at 15 November 2003 was substantially different from this, but plans were in place at that date to move the mix towards the intended long-term mix and this change occurred in early 2004.

3.18 For Germany and Ireland, the assumed gross annual returns on the main asset classes at the relevant period ends were:

Germany and Ireland: gross investment returns assumed

	31 December 2005	31 December 2004	15 November 2003
		(Unaudited)	
Risk-free (government bonds)	3.52%	4.00%	4.74%
Corporate bonds	n/a	n/a	n/a
Equities	6.52%	7.00%	7.74%
Properties	5.52%	6.00%	6.74%

3.19 For Canada, the long-term annual returns assumed are based on book yields on existing assets and market yields on future assets. The assumed average gross annual long-term returns at the relevant period ends were:

Canada: gross investment returns assumed

	31 December 2005	31 December 2004 (Unaudited)	15 November 2003
Government bonds (average for portfolio)*	4.01%	4.63%	5.17%
Corporate bonds	Current holdings are assumed to yield, in future years, the earned rate for the year preceding the valuation (see below). Future reinvestments are assumed to be in government bonds.		
Equities	8.60%	8.60%	8.60%
Properties	8.60%	8.60%	8.60%

* The market yields on risk-free government bonds used in setting the risk discount rates were 4.02%, 4.53% and 5.06% as at 31 December 2005, 31 December 2004 and 15 November 2003 respectively.

3.20 At 31 December 2005, SLCC segmented its asset portfolio into three segments: Retail; Group Savings and Retirement; Group Insurance. In prior years, a single segment was utilised.

- The average yields on bonds in 2005 for each of these three segments were 6.5%, 6.7%, and 6.2%, respectively. The average yield on bonds for the single segment in 2004 was 6.1%, and the average yield on bonds in 2003 was 6.8%.

- The average yields on mortgages in 2005 were 8.7% for Retail and 8.4% for Group Savings and Retirement; the Group Insurance segment did not invest in mortgages in 2005. The average yield on bonds for the single segment in 2004 was 8.8%, and the average yield on bonds in 2003 was 9.3%.

3.21 The inflation rates assumed are (in general) based on the market-implied long-term price inflation plus a margin to allow for salary inflation:

Assumed expense inflation

	31 December 2005	31 December 2004 (Unaudited)	15 November 2003
UK	3.83%	3.83%	3.73%
Canada	2.5% in 2006, increasing 0.1% per year to 3.0% in 2011 and later years	2% for the first 20 years, and 3% thereafter	2% for the first 20 years, and 3% thereafter
Germany	2.46%	2.62%	2.60%
Ireland	3.69%	3.85%	3.83%

3.22 Risk discount rates have been determined as the risk-free government bond yield as described above plus a risk margin to reflect market and non-market risk. The risk margins have been determined for market risk and non-market risk separately, as described below:

- For market risk, a risk margin has been determined which equates the PVIF calculated using the expected "real world" asset returns assumed in the EEV and using a risk discount rate equal to the risk-free rate plus this risk margin to a PVIF on a market-consistent risk-neutral basis (i.e. where projected returns and the discount rate are both set to risk-free rates). In this way the risk discount rate reverses out the effect of assumed equity and property risk premiums. A separate calculation has been made for the risk margin for the new business contribution taking into account the different mix of business being sold in 2004 and 2005 compared with the business in force.

- For non-market risk, including credit risk, allowance has been made by recalculating the PVIF applying market and non-market risk stress scenarios which are consistent with stress factors applied in Standard Life's internal model to calculate risk-based capital, allowing for diversification benefits. The non-market risk margin has been determined by multiplying the market risk margin by the ratio of the impact on the PVIF of the non-market stresses to the impact on the PVIF of the market stresses. A similar calculation has been made for the non-market risk allowance to be used in the calculation of the new business contribution.

- The resulting risk margins are reduced to allow for any Cost of Required Capital (excluding double taxation costs) which is already reflected within the EEV.

3.23 Separate risk margins have been calculated for:

- Canada;
- UK/Germany/Ireland pre-demutualisation in-force business;
- UK/Germany/Ireland pre-demutualisation new business; and
- UK/Germany/Ireland post-demutualisation new business.

reflecting the different risks inherent in these blocks of business and the different levels of required capital assumed in the EEV (see Sections 3.29 and 3.30 below).

3.24 The risk margins assumed, and the resulting risk discount rates, are set out in the tables below.

Risk margins as at 31 December 2005

	UK/Ger/Ire Inforce	UK/Ger/Ire pre-demut new business	UK/Ger/Ire post-demut new business	Canada all business
		(Unaudited)		
Risk margin before cost of capital adjustment				
Market risk	2.35%	2.60%	2.60%	1.95%
Non-market risk	1.15%	0.30%	0.30%	1.55%
Total	**3.50%**	**2.90%**	**2.90%**	**3.50%**
Cost of capital adjustment	0.00%	0.00%	0.30%	1.00%
Risk margin, after cost of capital adjustment	**3.50%**	**2.90%**	**2.60%**	**2.50%**

Risk margins as at 31 December 2004

	UK/Ger/Ire Inforce	UK/Ger/Ire pre-demut new business	UK/Ger/Ire post-demut new business	Canada all business
		(Unaudited)		
Risk margin before cost of capital adjustment				
Market risk	2.25%	2.60%	2.60%	2.00%
Non-market risk	1.55%	0.30%	0.30%	1.50%
Total	**3.80%**	**2.90%**	**2.90%**	**3.50%**
Cost of capital adjustment	0.00%	0.00%	0.30%	0.90%
Risk margin, after cost of capital adjustment	**3.80%**	**2.90%**	**2.60%**	**2.60%**

Risk margins as at 15 November 2003

	UK/Ger/Ire Inforce	UK/Ger/Ire pre-demut new business	UK/Ger/Ire post-demut new business	Canada all business
		(Unaudited)		
Risk margin before cost of capital adjustment				
Market risk	2.15%	n/a	n/a	2.00%
Non-market risk	1.75%	n/a	n/a	1.50%
Total	**3.90%**	**n/a**	**n/a**	**3.50%**
Cost of capital adjustment	0.00%	n/a	n/a	0.90%
Risk margin, after cost of capital adjustment	**3.90%**	**n/a**	**n/a**	**2.60%**

Resultant risk discount rates for in-force business

	31 December 2005	31 December 2004 (Unaudited)	15 November 2003
UK	7.62%	8.37%	8.92%
Germany	7.02%	7.80%	8.64%
Ireland	7.02%	7.80%	8.64%
Canada	6.52%	7.13%	7.66%

Resultant risk discount rates for new business

		Period ended 31 December 2005 (Unaudited)	Period ended 31 December 2004
UK	Pre-demutualisation	7.47%	7.92%
	Post-demutualisation	7.17%	7.62%
Germany	Pre-demutualisation	6.90%	7.64%
	Post-demutualisation	6.60%	7.34%
Ireland	Pre-demutualisation	6.90%	7.64%
	Post-demutualisation	6.60%	7.34%
Canada		7.13%	7.66%

Required capital

3.25 Required capital supporting the business transferred to the Heritage WPF will, in the first instance, be provided by assets of the Heritage WPF in excess of its liabilities. Investment income generated on this required capital, and changes in the level of required capital, do not contribute to the Surplus Cashflows to which shareholders are entitled. Accordingly there is no allowance in the EEV for required capital which is provided by the assets of the Heritage WPF.

3.26 As discussed in 2.8, mortality surplus on vested annuity business will emerge by means of the reinsurance of mortality risk from the Heritage WPF to SLIF. This will create a capital requirement within SLIF. However the capital requirement will effectively be transferred to the NPF of SLAL by means of reinsurance. The capital requirement in respect of this mortality risk has been assumed to be covered within SLAL, by the present value of future shareholder transfers from the Heritage WPF.

3.27 Any required capital within SLAL in excess of that provided by the existing surplus in the Heritage WPF and future shareholder transfers from it, would need to be provided by shareholder assets and subordinated debt. For the purposes of the EEV calculations, Standard Life has set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. Projections performed by Standard Life indicate that the surplus in the Heritage WPF and the present value of future transfers is expected, on best estimate assumptions (including Standard Life's current expectation of the investment and bonus policies to be applied under the Main Scheme), to be able to cover this level of required capital at all times from 2009 onwards. The cost of required capital which is not covered by the surplus in the Heritage WPF and the present value of future transfers is not material, as it would be covered by subordinated debt. Under the approach to setting risk discount rates adopted by Standard Life, the cost of capital is limited to the cost of taxation on the investment return on such capital. If the capital is provided by subordinated debt then the repayments under such debt are tax-deductible and would be expected to broadly offset such taxation. Hence no shareholder assets have been assumed to be encumbered, with all risk therefore being allowed for in the risk discount rate and the cost of financial options and guarantees.

3.28 The level of capital that will be required by the UK regulator following demutualisation has not been finalised at the date of this Report. It is possible that this could require capital to be held outside the Heritage WPF. For the reasons set out in Section 3.27 holding such capital would not be expected to materially alter the EEV as the cost of holding such capital would be broadly offset by a reduction in the risk discount rate. However, to the extent that the capital required outside the With Profit Fund exceeded that provided by the subordinated debt, there would be a reduction in value due to the taxation cost although Standard Life expects that this cost will not be material for the level of capital expected to be required by the regulator following demutualisation.

3.29 The levels of required capital in the current EEV calculations are therefore as follows:

- UK: No capital requirement (in excess of statutory reserves or asset shares) is allowed for in the EEV. The statutory reserves assumed in the EEV calculation for unit-linked business include non-unit reserves for the linked pension business and the "New Life Proposition" linked life product. There are assumed to be no non-unit reserves for the other linked life business (as is currently the case).
- Germany: No capital requirement (in excess of statutory reserves or asset shares) is allowed for in the EEV.
- Ireland: No capital requirement (in excess of statutory reserves or asset shares) is allowed for in the EEV.
- Canada: The level of required capital is 150% of Minimum Continuing Capital and Surplus Requirement ("MCCSR") for SCDA and 150% of the Test of Adequacy of Assets in Canada and Margin Requirements ("TAAM") for SLAL, both as defined by the Office of the Superintendent of Financial Institutions (Canada).

3.30 For the illustrative new business contribution for UK, German and Irish new business on a post-demutualisation basis, the required capital assumed is 100% of EU minimum regulatory capital. This is expected to be higher, in aggregate, than Standard Life's internal risk-based capital requirement or other regulatory capital requirements in respect of this new business.

Expenses – UK

3.31 Expense assumptions in respect of the UK business at 15 November 2003 and 31 December 2004 have been based on an analysis of expenses for the year ending 15 November 2003, with the assumptions used at 31 December 2004 also taking account of cost savings achieved in the first nine months of 2004. The expense assumptions at 31 December 2005 have been based on an analysis of expenses for 2005.

3.32 All expenses incurred by the UK businesses in the relevant periods are included in the analysis, excluding:

- Expenses attributable to non-covered Group activities (e.g. international business, SLI, SL Bank, SL Healthcare).
- Corporate Centre costs of £38 million in 2004 and £58 million in 2005. These represent the corporate activity costs of the holding company post demutualisation. These costs have not been allocated to business units in the past and there are currently no plans to do so in future.
- Exceptional development expenses and overrun costs of £17 million in 2005. These are costs which are temporary in nature and not expected to recur. They relate to a number of initiatives including development of the Wrap platform, development of a sales management information system, and overrun expenses on protection business.

Expenses – Germany

3.33 The expense assumptions for the German business as at the relevant period ends have been based on analyses of expenses for each period, and on the numbers of policies in force at the end of those periods.

Expenses – Ireland

3.34 The expense assumptions for the Irish business as at 15 November 2003 and 31 December 2004 have been set based on an expense analysis for the period 16 November 2003 to 31 December 2004. The expense assumptions as at 31 December 2005 results are based on the expense experience of the first nine months of 2005.

Expenses – Canada

3.35 The methodology for setting expense assumptions for Canada was changed at 31 December 2005. Previously the assumptions used in the reserves were used (based on a rolling three year average experience, with a one-year lag). At 31 December 2005 the EEV expense assumptions are based on the running expense rate in December 2005.

Expense "look through"

3.36 The investment expense assumptions are based on a look through to the actual investment expenses incurred by SLI in the equivalent periods. Where relevant, expenses incurred in other service companies are also based on a look through to the cost in those companies.

Expenses – demutualisation and restructuring costs

3.37 Costs related to demutualisation and restructuring have been excluded from the EEV results shown in Section 4 and 5 since it has been assumed that these costs were met by the Heritage With Profits Fund and therefore would not have formed part of the Surplus Cashflows.

Expenses – pension scheme deficit

3.38 The pension scheme deficit has been calculated in accordance with IAS 19 as shown in the HFI in Section B of Part X – "Historical Financial Information" and has been adjusted by Standard Life to allow for deferred tax, self-invested assets in Canada and liabilities already recognised in the Canadian EEV. The resulting impact of the pension scheme deficit is summarised in the table below.

Net pension scheme asset / (liability) (£m)

	Total (Unaudited)
31 December 2005	(228)
31 December 2004	(248)
15 November 2003	(221)

Other non-economic experience assumptions

3.39 For the UK, persistency, mortality and morbidity assumptions have been set to be Standard Life's best estimates of future experience, with reference to experience analyses for the year ending 15 November 2003 together with longer-term trends. The persistency and mortality assumptions as at 31 December 2004 and 31 December 2005 were set also having regard to the experience for the period 16 November 2003 to 31 December 2004.

3.40 Standard Life has made an allowance for the possible impact of policyholders deferring the surrender of their policies until after demutualisation. A provision has been made in the PVIF equal to the sum of any positive persistency experience variances, on a product line basis and separately for unitised with-profits and unit-linked business, in the periods ended 31 December 2004 and 31 December 2005. This provision amounts to £16 million as at 31 December 2005 and £3 million as at 31 December 2004.

3.41 Non-economic assumptions for the other territories have been derived as follows:

- Germany: mortality experience is set based on Standard Life's best estimates of future experience, based on market data and limited own portfolio experience. Persistency assumptions are based on investigations of Standard Life's German business experience over the relevant periods from 16 November 2002 to 30 September 2005.

- Ireland: mortality is assumed equal to that of equivalent UK products. Persistency assumptions have been set having regard to investigation of Standard Life's Irish business experience from 16 November 2003 to 31 December 2004.

- Canada: persistency and mortality assumptions have been set with reference to relevant recent experience analyses together with longer-term trends. These persistency and mortality assumptions are generally equal to the best estimate valuation reserving assumptions.

Cost of financial options and guarantees

3.42 Under the EEV Principles an allowance for the TVOG (above the intrinsic value already included in the PVIF prior to allowance for the TVOG) is required where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder. The time value must be assessed using stochastic techniques.

3.43 Under the terms of the Main Scheme, this type of option for the UK, German and Irish business generates a shareholder liability only in scenarios in which the Heritage WPF has insufficient assets to pay guaranteed policy benefits and the shareholders must therefore forgo expected Surplus Cashflows and potentially inject additional funds into the Heritage WPF. This is referred to here as a "burnthrough" cost.

3.44 The main options and guarantees within the Heritage WPF in respect of UK, German and Irish business are in respect of with-profits business and include guaranteed maturity and vesting values.

3.45 Standard Life has calculated the time value of options and guarantees, in respect of UK business only, as at the three period ends using a market-consistent stochastic model. This generates the burnthrough cost in a number of stochastically-generated risk-neutral economic scenarios, with the average across all scenarios being taken as the cost. The behaviour of policyholders (in particular the expectation that they are less likely to surrender policies when they have valuable options or guarantees) has been modelled. Some management actions, consistent with the actions permitted within the PPFM, have been allowed for as appropriate – the main ones being in respect of altering charges to asset shares in respect of guarantees, setting bonus rates and adjusting the investment mix of the asset shares.

3.46 The characteristics of the economic scenario generator used are set out in Appendix C.

3.47 For the German and Irish business and some unmodelled UK business, Standard Life has estimated the time value of options and guarantees by scaling the modelled UK result in proportion to the gross cost of guarantees for each territory as calculated in the realistic balance sheet at the relevant period end.

3.48 In Canada the only significant options and guarantees are the burnthrough cost for the par fund, maturity guarantees on some unit-linked business and a requirement to offer a fund with a guaranteed minimum yield on some unit-linked products. The costs of these have been estimated using stochastic techniques.

3.49 There are expected to be no significant financial options and guarantees in new business written in the UK, Ireland or Canada following demutualisation. New with-profits business in Germany does contain guarantees. The value of the charges for these guarantees is expected to exceed the market-consistent cost of the guarantees. The new business contribution in Germany has been calculated ignoring both the value of the charges for guarantees and the cost of the guarantees.

New business

3.50 New business includes new policies written during the period and some increments to existing policies (as discussed below).

3.51 For the UK, classification as new or existing business is determined as follows (which is the approach used for the published new business figures):

- New recurrent single premium business is classified as new regular premium business to the extent that it is deemed likely to renew.
- DWP rebates are deemed to be new single premiums.
- Pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business. Pensions vesting under other group contracts and individual pensions are included as new business.
- Products substituted due to the exercise of standard contract terms are not deemed to be new business.
- All increments and indexations to existing policies, including new members and increments and indexations paid by existing members of group schemes, are deemed to be new business.

3.52 For UK annuities, the new business volume used was £8 million lower than published in the periods ended 31 December 2004 and 31 December 2005, to exclude amounts taken as tax-free cash.

3.53 For Germany, new business comprises:

- New contracts written during the period in question, and
- Increases to premium indexation (i.e. increases to premium above those assumed at policy inception).

Consistent with this categorisation of new business, the new business contribution for German new business is calculated assuming a specific level of future premium indexation. Similarly, it is assumed that premiums on 'Low Start' policies increase at the end of the low-start period.

3.54 For Ireland, new business comprises:

- New contracts written during the period in question; and
- New premiums on recurrent single premium contracts.

3.55 For Canada, business was deemed to be "new business" if a new contract had been issued during the reporting period. The new business contribution also includes the value of renewal premiums for a new contract, where the renewal premiums are (i) contractual, (ii) non-contractual but reasonably predictable, or (iii) recurrent single premiums that are pre-defined and reasonably predictable. The present value of future net income attributable to renewal premiums on existing Group Pension and Savings contracts, including those from new members, is assumed to be a part of the in-force EEV. Since all deposits (new and renewal) in Individual Segregated Funds business attract a new business / first year commission, this business is treated as new business for EEV purposes.

3.56 The calculation of the new business contribution is performed using the same methodology and assumptions as for the PVIF. The new business contribution is calculated as at the end of the reporting period, including the effect of profits realised between the point of sale and the period end. In general, the economic assumptions used are those at the start of the reporting period, while the non-economic assumptions are those at the end of the reporting period.

Tax

3.57 The opening and closing EEV numbers for Covered Business are presented net of the tax which Standard Life expects to pay following demutualisation as a proprietary company rather than as a mutual. The tax deducted has been reduced to take into account transfers to shareholders from unallocated surplus which Standard Life considers can be made without incurring tax and has been assessed by Standard Life on the basis of current tax law, the current Finance Bill, HM Revenue and Customs practice, and the provisions of the Main Scheme.

3.58 Although the actual amount of this unallocated surplus can only be determined as at the date of demutualisation, for the purposes of calculating the EEV, Standard Life has estimated the amount it expects to be available. The present value of this reduction in tax has been included in the PVIF at 31 December 2005 and at previous year ends it has been valued assuming that the reduction is available from 31 December 2005. The tax deducted also takes into account the risk of markets moving adversely in a way which would reduce the amount that can be transferred to shareholders without incurring tax; this has been assessed by using market-consistent stochastic simulation techniques.

3.59 In Germany, it has been assumed that shareholder tax will be payable in full. An adjustment has been made to reflect tax relief on the amortisation over 15 years of the value of in-force business that is assumed will be available.

3.60 In Canada, the applicable taxes are corporate income tax, premium tax and investment income tax ("IIT") with the rates of tax being determined by Standard Life Canada based primarily on statutory-to-tax basis adjustments.

3.61 All of the movements in the EEV, including the new business contribution, are presented on the basis that shareholder tax will be payable in full on the realisation of shareholder profits. This is consistent with Standard Life's expectations for business sold after demutualisation. However, as discussed above, for surplus emerging after demutualisation from UK and Irish business in the

Heritage With Profits Fund, shareholder tax is not expected to be payable for a number of years following demutualisation as a result of the transfers that Standard Life consider can be made to shareholders without incurring tax.

Foreign exchange

3.62 Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. New business contribution and other profit and loss account items have been translated using an average exchange rate for the relevant period. Differences arising from foreign exchange movements are excluded from the derivation of the return on EEV and are shown as a separate movement in EEV.

4. European Embedded Value Balance Sheet

4.1 A summary of the group after-tax EEV is set out in the table below.

Group EEV

	31 December 2005	31 December 2004	15 November 2003
	£million	(Unaudited) £million	£million
Net assets of covered business	**712**	**606**	**1,054**
Value of in-force business			
Present value of in-force	3,153	2,487	1,960
Cost of capital	(264)	(206)	(207)
Total VIF net of cost of capital	**2,889**	**2,281**	**1,753**
Total EEV for covered business before adjustments	**3,601**	**2,887**	**2,807**
Net assets of non-covered business			
Investment management	105	71	57
Banking	284	260	275
Healthcare and general insurance	73	72	75
Other	128	96	147
Total net assets of non-covered business	590	499	554
Total Group EEV before adjustments	**4,191**	**3,386**	**3,361**
Adjustments			
Pension fund deficit	(228)	(248)	(221)
Estimated mark to market of UK upper and lower tier two subordinated debt liabilities	(219)	(174)	(122)
Adjusted total Group EEV	**3,744**	**2,964**	**3,018**

4.2 The total Group EEV at the end of 2005 amounted to £3,744 million, an increase of £780 million from the prior period end total of £2,964 million. The total Group EEV at the end of 2004 amounted to £2,964 million, a reduction of £54 million from the prior period end total of £3,018 million. The movements are analysed in Section 5.

4.3 The opening and closing free surplus for covered business has been calculated as described in Section 3.3. It should be noted that the opening free surplus in Canada at 15 November 2003 has been amended to include the replacement of equity by subordinated debt which actually took place at 31 December 2004. The required capital and cost of capital shown relate solely to Canada as all other covered business in force is deemed to have capital support from the Heritage WPF.

4.4 The present value of in-force business before the cost of capital totals £3,153 million as at 31 December 2005, £2,487 million as at 31 December 2004 and £1,960 million as at 15 November 2003 and relates to covered business in all territories. The increases of £666 million and £527 million in the present value of in-force from the prior period are analysed in Section 5.

4.5 Net assets of non-covered business include the net asset values of the non-covered entities transferred to the shareholder on demutualisation – mainly Standard Life Bank, Standard Life Healthcare and Standard Life Investments.

4.6 The Pension Scheme Deficit adjustment is represented by the IAS 19 deficit (net of tax) for the defined benefit pension schemes (see Section 3.38) after adjusting for self invested assets in Canada which are not admissible under IFRS and Canadian liabilities already allowed for in the EEV.

4.7 On demutualisation, the UK upper and lower tier two subordinated debt liabilities are being transferred to the SLAL SHF on an adjusted cost basis along with assets equal in value to this amount. As described in Section 3.4 an adjustment has been made in the Group EEV to recognise the market valuation of these liabilities.

4.8 The after-tax EEV for covered business is analysed by territory in the tables below. The result for the TVOG shown below is the total across all territories. Section 4.13 contains more detail of this cost.

Life EEV – components by territory at 31 December 2005 (£m)

Business unit	Free Surplus	PVIF excluding TVOG[1]	Required capital	Cost of required capital	TVOG	EEV
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
United Kingdom	20	2,399				2,419
Europe	5	303				308
Canada	69	670	549	(264)		1,024
Other	69					69
TVOG					(219)	(219)
Total	**163**	**3,372**	**549**	**(264)**	**(219)**	**3,601**

[1] *For the United Kingdom, Europe and Canada the PVIF shown above is before deduction of TVOG. The TVOG has been totalled across these territories and is shown separately in the TVOG line of the table. The TVOG of £219 million includes £200m from the Covered Business in the UK, Germany and Ireland and £19 million from the Covered Business in Canada.*

Life EEV – components by territory at 31 December 2004 (£m)

Business unit	Free Surplus	PVIF excluding TVOG[1]	Required capital	Cost of required capital	TVOG	EEV
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
United Kingdom	101	1,955				2,056
Europe	(39)	312				273
Canada	13	404	466	(206)		677
Other	65					65
TVOG					(184)	(184)
Total	**140**	**2,671**	**466**	**(206)**	**(184)**	**2,887**

[1] *For the United Kingdom, Europe and Canada the PVIF shown above is before deduction of TVOG. The TVOG has been totalled across these territories and is shown separately in the TVOG line of the table. The TVOG of £184 million includes £170m from the Covered Business in the UK, Germany and Ireland and £14 million from the Covered Business in Canada.*

Life EEV – components by territory at 15 November 2003 (£m)

Business unit	Free Surplus	PVIF excluding TVOG[1]	Required capital	Cost of required capital	TVOG	EEV
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
United Kingdom	303	1,633				1,936
Europe	54	145				199
Canada	207	355	438	(207)		793
Other	52					52
TVOG					(173)	(173)
Total	**616**	**2,133**	**438**	**(207)**	**(173)**	**2,807**

[1] *For the United Kingdom, Europe and Canada the PVIF shown above is before deduction of TVOG. The TVOG has been totalled across these territories and is shown separately in the TVOG line of the table. The TVOG of £173 million includes £159m from the Covered Business in the UK, Germany and Ireland and £14 million from the Covered Business in Canada.*

4.9 The movement in the EEV over the period is analysed in Section 5 of this Report.

Sensitivities

4.10 The EEV has been recalculated by Standard Life under a number of alternative assumptions to show the sensitivity of the EEV to these assumptions. The sensitivities tested were:

- Risk discount rates 1% higher and lower than base case
- Interest rates 1% higher and lower than base case, with consequential changes in fixed interest asset values, reserving assumptions, risk discount rates and investment returns on equities and properties.
- Maintenance expenses 10% lower than base case (i.e. 90% of base case costs)
- Lapse rates 10% lower than base case (i.e. 90% of base case lapse rates)
- Annuitant mortality 5% lower than base case (i.e. 95% of base case mortality rates)
- Non-annuitant mortality 5% lower than base case (i.e. 95% of base case mortality rates).
- Equity and property market values 10% lower.
- Assuming the prescribed minimum capital requirement of 120% of MCCSR and TAAM for Canadian business rather than the 150% assumed in the base calculation.

4.11 A sensitivity to higher and lower assumed equity and property risk premiums in future investment earnings has not been calculated, as the effect of the risk premium is removed in setting the market risk margin in the risk discount rate.

4.12 The resulting changes in the EEVs as at 31 December 2005 under the various sensitivities are set out in the table below.

EEV sensitivities at 31 December 2005 (£m)

	UK	Europe	Canada	TVOG	Other	Total
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
Base case	**2,419**	**308**	**1,024**	**(219)**	**69**	**3,601**
Risk discount rate +1%	(158)	(14)	(118)			(290)
Risk discount rate –1%	179	16	154			349
Interest rates +1%	(6)	2	34	30		60
Interest rates–1%	6	(3)	(91)	(50)		(138)
Maintenance expenses –10%	103	24	58			185
Lapse rates –10%	57	4	52	(2)		111
Annuitant mortality –5%	(87)		(23)			(110)
Non-annuitant mortality –5%	3		22			25
Equity, property values -10%	(212)	(11)	(29)	(29)		(281)
Prescribed minimum capital			64			64

Time value of options and guarantees ("TVOG")

4.13 The TVOG calculated using stochastic techniques, net of shareholder tax, was as follows:

Time value of options and guarantees

	31 December 2005	31 December 2004	15 November 2003
		(Unaudited)	
	£million	£million	£million
UK and Europe	200	170	159
Canada	19	14	14
Total Group	**219**	**184**	**173**

The TVOG has been calculated in aggregate for the UK and Europe, as this cost relates to the potential burnthrough of the assets in the Heritage WPF which contains in-force business from the UK and Europe.

Subsequent changes to EEV as at 31 December 2005

4.14 We have been informed by Standard Life that in April 2006 a further C$145 million of Canadian shareholder equity was replaced by subordinated debt. As the subordinated debt will be held by the Heritage With Profit Fund following demutualisation this would reduce the free surplus that forms part of the shareholder EEV. However, the impact of this on the EEV would be offset by:

- A reduction in the TVOG since the burnthrough cost for the Heritage With Profit Fund would be reduced as a result of the subordinated debt increasing the working capital of that fund; and

- An increase in the value of Canadian in-force business due to tax benefits associated with the increased debt interest payments.

In total, Standard Life has estimated that the total Group EEV as at 31 December 2005 would have reduced by £44 million if the extra C$145 million of Canadian equity had been replaced by subordinated debt at that date.

4.15 In addition, since the information presented in this Report was prepared, Standard Life has revised the estimated amount of working capital in the Heritage WPF as at 31 December 2005, including a revision that resulted from a failure properly to allocate fixed interest investment income in calculating unit values on certain unitised with-profits policies. Based on Standard Life's revised estimate of the working capital, the burnthrough cost for the Heritage WPF is estimated to increase by approximately £22 million.

4.16 The combined effect of the replacement of C$145 million of Canadian equity by subordinated debt and the revised estimate of the Heritage WPF working capital would be to change the components of the Group EEV as set out in this Report as follows:

- A reduction in Canadian free surplus of £72 million.

- An increase in Canadian PVIF of £16 million.

- An increase in the TVOG (i.e. a reduction in EEV) for UK and Europe of approximately £10 million (comprising, approximately, a £22 million increase due to the change in estimated working capital as described in 4.15 above and a £12 million reduction due to the increase in working capital resulting from the Canadian equity replacement described in 4.14 above).

5. European Embedded Value Movement Analysis

5.1 The tables below summarise the EEV operating profit and EEV return for the periods 1 January 2005 to 31 December 2005 and 16 November 2003 to 31 December 2004. As noted in Section 4, all figures in this Section (except these shown in Section 5.2 below) exclude the effect of exchange adjustments and the adjustments made for the pension fund deficit and the mark to market of UK subordinated debt liabilities.

5.2 In the tables below, the EEV return and its constituent parts have been grossed up at assumed rates of shareholder tax (UK 30%, Germany 41%, Ireland 30%, Canada 32%).

Group profit on an EEV basis (£m)

	Period ending 31 Dec 2005 (Unaudited) £million	Period ending 31 Dec 2004 £million
Life EEV operating profit	454	280
Investment management	24	9
Banking	15	(13)
Healthcare and general insurance	7	(1)
Other	(19)	(32)
Corporate Centre costs	(58)	(38)
Net funding costs of subordinated debt	(28)	(25)
Operating profit	**395**	**180**
Variation from longer-term investment return	231	18
Tax variance	–	43
Effect of economic assumption changes	232	(16)
Change in pension scheme deficit	19	(34)
Change in mark to market of subordinated liabilities & SMA	(63)	(75)
Movement in TVOG	(44)	(16)
Profit before tax	**770**	**100**
Tax	(235)	(52)
Net profit	**535**	**48**

Note: The movements above exclude exchange rate and capital movements. Standard Life has informed us that the exchange rate movements were £110m in the period ending 31 December 2005 and (£45m) in the period ending 31 December 2004 and that the capital movements were £135m in the period ending 31 December 2005 and (£57m) in the period ending 31 December 2004. We have not reviewed the derivation of these numbers.

5.3 Profits on investment management activities exclude those elements of profit arising in SLI as a result of managing assets backing covered business – these profits are included in the EEV on a lookthrough basis.

5.4 The remaining tables in this Section analyse the change in the EEV of covered business over the two periods. Commentary on these results for each territory will be set out in the Operating and Financial Review in the Prospectus. An analysis of the items contributing to the "experience variances" and "operating assumption changes" is set out in Appendix A to this Report. An analysis of the change attributable to movements in free surplus, required capital and PVIF (net of the cost of required capital) is set out in Appendix B.

Summary of components of EEV return (Group covered business only) (£m)

	Period ending 31 Dec 2005 (Unaudited) £million	Period ending 31 Dec 2004 £million
New business contribution	33	(132)
Expected return on existing business	328	306
Experience variances	60	67
Operating assumption changes	37	7
Development costs	(17)	–
Expected return on free surplus	13	32
EEV operating profit before tax	**454**	**280**
Investment return variances	231	18
Tax variance	–	43
Effect of economic assumption changes	232	(16)
Movement in TVOG	(44)	(16)
EEV return before tax	**873**	**309**
Tax on operating profit	(145)	(99)
Tax charge on other activities	(132)	(8)
EEV return after tax	**596**	**202**

Analysis of the change in Life EEV in 2005 (1 January 2005 to 31 December 2005) (£m)

	UK	Europe	Canada	TVOG	Other[2]	Total
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
Free surplus	101	(39)	13	–	65	140
PVIF[1]	1,955	312	404	–	–	2,671
Required capital	–	–	466	–	–	466
Cost of capital	–	–	(206)	–	–	(206)
TVOG	–	–	–	(184)	–	(184)
Start year adjusted EEV	**2,056**	**273**	**677**	**(184)**	**65**	**2,887**
New business contribution	27	8	(2)	–	–	33
Expected return on existing business	225	33	70	–	–	328
Experience variances	48	10	2	–	–	60
Operating assumption changes	(22)	1	58	–	–	37
Development costs	(17)	–	–	–	–	(17)
Expected return on free surplus	11	1	3	–	(2)	13
EEV operating profit before tax	**272**	**53**	**131**	**–**	**(2)**	**454**
Investment return variances	197	13	21	–	–	231
Movement in TVOG	–	–	–	(44)	–	(44)
Tax variance	–	–	–	–	–	–
Economic assumption changes	70	4	158	–	–	232
EEV return before tax	**539**	**70**	**310**	**(44)**	**(2)**	**873**
Life EEV Attributed Tax	(163)	(27)	(98)	11	–	(277)
EEV return after tax	**376**	**43**	**212**	**(33)**	**(2)**	**596**
Capital injections / (dividends)	–	–	13	–	4	17
Exchange rate movements	–	(8)	122	(2)	2	114
Transfer back of surplus to SLI	(13)	–	–	–	–	(13)
End year EEV	**2,419**	**308**	**1,024**	**(219)**	**69**	**3,601**
Free surplus	20	5	69	–	69	163
PVIF[1]	2,399	303	670	–	–	3,372
Required capital	–	–	549	–	–	549
Cost of capital	–	–	(264)	–	–	(264)
TVOG	–	–	–	(219)	–	(219)
End year EEV	**2,419**	**308**	**1,024**	**(219)**	**69**	**3,601**

(1) For the United Kingdom, Europe and Canada the PVIF lines shown above are before deduction of TVOG. The TVOG has been totalled across these territories and is shown as separate TVOG entries in the table.

(2) "Other" includes the Group's operations in Hong Kong, India, China and Bermuda.

Analysis of the change in Life EEV in 2004 (16 November 2003 to 31 December 2004) (£m)

	UK	Europe	Canada	TVOG	Other(2)	Total
			(Unaudited)			
	£million	£million	£million	£million	£million	£million
Free surplus	303	54	207	–	52	616
PVIF(1)	1,633	145	355	–	–	2,133
Required capital	–	–	438	–	–	438
Cost of capital	–	–	(207)	–	–	(207)
TVOG	–	–	–	(173)	–	(173)
Start year adjusted EEV	**1,936**	**199**	**793**	**(173)**	**52**	**2,807**
New business contribution	(151)	30	(11)	–	–	(132)
Expected return on existing business	224	17	65	–	–	306
Experience variances	36	4	27	–	–	67
Operating assumption changes	(28)	55	(20)	–	–	7
Development costs	–	–	–	–	–	–
Expected return on free surplus	11	3	17	–	1	32
EEV operating profit before tax	**92**	**109**	**78**	**–**	**1**	**280**
Investment return variances	70	15	(67)	–	–	18
Movement in TVOG	–	–	–	(16)	–	(16)
Tax variance	–	–	43	–	–	43
Economic assumption changes	22	(8)	(30)	–	–	(16)
EEV return before tax	**184**	**116**	**24**	**(16)**	**1**	**309**
Life EEV attributed Tax	(55)	(48)	(8)	4	–	(107)
EEV return after tax	**129**	**68**	**16**	**(12)**	**1**	**202**
Capital injections / (dividends)	–	–	(93)	–	18	(75)
Exchange rate movements	–	6	(39)	1	(6)	(38)
Transfer back of surplus to SLI	(9)	–	–	–	–	(9)
End year EEV	**2,056**	**273**	**677**	**(184)**	**65**	**2,887**
Free surplus	101	(39)	13	–	65	140
PVIF(1)	1,955	312	404	–	–	2,671
Required capital	–	–	466	–	–	466
Cost of capital	–	–	(206)	–	–	(206)
TVOG	–	–	–	(184)	–	(184)
End year EEV	**2,056**	**273**	**677**	**(184)**	**65**	**2,887**

(1) *For the United Kingdom, Europe and Canada the PVIF lines shown above are before deduction of TVOG. The TVOG has been totalled across these territories and is shown as separate TVOG entries in the table.*

(2) *"Other" includes the Group's operations in Hong Kong, India, China and Bermuda.*

6. New business contribution

6.1 The new business contribution shown in this Section has been calculated by Standard Life on the basis of the shareholders' interests in this business following demutualisation. This means that the shareholder cash flows for UK, German and Irish business are the Surplus Cashflows as set out in Section 2 above.

New business contribution in respect of business written from 1 January 2005 to 31 December 2005 (£m)

Business unit	New business contribution (NBC)	Present value of new business premiums (PVNBP)	NBC / PVNBP (%)	Annual premium equivalent (APE)	NBC/APE (%)
		(Unaudited)			
	£million	£million		£million	
United Kingdom	27	6,455	0.4%	908	3.0%
Europe	8	920	0.9%	100	8.3%
Canada	(2)	1,882	-0.1%	184	-1.2%
Other	–	110	0.0%	26	0.0%
Total	**33**	**9,367**	**0.4%**	**1,218**	**2.7%**

New business contribution in respect of business written from 16 November 2003 to 31 December 2004 (£m)

Business unit	New business contribution (NBC)	Present value of new business premiums (PVNBP)	NBC / PVNBP (%)	Annual premium equivalent (APE)	NBC/APE (%)
		(Unaudited)			
	£million	£million		£million	
United Kingdom	(151)	6,538	-2.3%	963	-15.6%
Europe	30	2,614	1.1%	251	11.5%
Canada	(11)	1,742	-0.6%	173	-6.2%
Other	–	105	0.0%	23	0.0%
Total	**(132)**	**10,999**	**-1.2%**	**1,410**	**-9.4%**

6.2 The present value of new business premiums is calculated at the relevant risk-free rate.

6.3 Standard Life has calculated the new business contribution for the UK by product line, as set out in the tables below. The risk discount rate has been derived as an average across all territories in the UK and Europe and all classes of business and therefore the same discount rate is used for all product lines.

New business contribution for UK business split by product line (before allocation of acquisition expenses)

Product line	New business written from 1 January 2005 to 31 December 2005		New business written from 16 November 2003 to 31 December 2004	
	New business contribution (NBC)	Annual premium equivalent (APE)	New business contribution (NBC)	Annual premium equivalent (APE)
		(Unaudited)		
	£million	£million	£million	£million
Pension	141	758	63	796
Life	38	114	26	108
Protection	(1)	6	2	16
Annuity	27	30	39	43
Total before acquisition costs	**205**	**n/a**	**130**	**n/a**
Acquisition costs[(1)]	(178)	n/a	(281)	n/a
Total	**27**	**908**	**(151)**	**963**

(1) Acquisition costs include distribution and issue expenses but exclude commission as commission has been allowed in the NBC before acquisition costs. The figures have been grossed up for tax.

New business contribution for UK business split by product line (after allocation of acquisition expenses(1))

Product line	New business written from 1 January 2005 to 31 December 2005		New business written from 16 November 2003 to 31 December 2004	
	New business contribution (NBC)	Annual premium equivalent (APE)	New business contribution (NBC)	Annual premium equivalent (APE)
	(Unaudited)			
	£million	£million	£million	£million
Pension	11	758	(126)	796
Life	9	114	(10)	108
Protection	(15)	6	(43)	16
Annuity	22	30	28	43
Total	**27**	**908**	**(151)**	**963**

(1) The split of acquisition costs across the product lines has been estimated by Standard Life. We have not reviewed the derivation of this split.

Sensitivities

6.4 The new business contribution has been recalculated by Standard Life under a number of alternative assumptions to show the sensitivity of the value to these assumptions. The sensitivities tested were:

- Risk discount rate 1% higher and lower than base case
- Interest rates 1% higher and lower than base case, with consequential changes in fixed interest asset values, reserving assumptions, risk discount rates and investment returns (on equities, properties and fixed interest).
- Maintenance expenses 10% lower than base case (i.e. 90% of base case costs)
- Lapse rates 10% lower than base case (i.e. 90% of base case lapse rates)
- Annuitant mortality 5% lower than base case (i.e. 95% of base case mortality rates)
- Non-annuitant mortality 5% lower than base case (i.e. 95% of base case mortality rates).
- Assuming the prescribed minimum capital requirement of 120% of MCCSR and TAAM for Canadian business rather than the 150% assumed in the base calculation.

6.5 A sensitivity to higher and lower assumed equity and property risk premiums in future investment earnings has not been calculated, as the effect of the risk premium is removed in setting the market risk margin in the risk discount rate.

6.6 The resulting changes in the new business contribution under the various sensitivities are set out in the table below.

New business contribution sensitivities for 1 January 2005 to 31 December 2005 (£m)

	UK	Europe	Canada	Total
	(Unaudited)			
	£million	£million	£million	£million
Base case	**27**	**8**	**(2)**	**33**
Risk discount rate +1%	(22)	(2)	(10)	(34)
Risk discount rate –1%	26	3	13	42
Interest rates +1%	–	–	9	9
Interest rates –1%	–	–	(17)	(17)
Maintenance expenses –10%	10	4	8	22
Lapse rates –10%	8	1	5	14
Annuitant mortality –5%	(2)	–	(2)	(4)
Non-annuitant mortality –5%	1	–	1	2
Prescribed minimum capital	0	–	5	5

7. Illustrative future new business contribution

7.1 For the UK, Germany and Ireland, new business written after the demutualisation, other than increments to policies in the Heritage WPF, will be written in the NPF, the German Guaranteed With Profits Fund and the New WPFs and the shareholders' interest in this business will therefore be different from their interest in business written before the demutualisation. In this Section, we set out illustrative new business contributions calculated by Standard Life for the new business written in the period 1 January 2005 to 31 December 2005 using the shareholders' interests which will apply to business written after the demutualisation date, and assuming that all new business is written in the NPF, the German Guaranteed With Profits Fund and the New WPFs. The main differences are:

- 100% of profits will be attributable to shareholders.
- Shareholders will provide the required capital and hence incur a cost of capital.
- Shareholders will be liable for the cost of financial options and guarantees directly, with no protection from the surplus assets in the Heritage WPF.

7.2 In practice, increments to policies in the Heritage WPF will be written in the Heritage WPF rather than the NPF, the German Guaranteed With Profits Fund and the New WPFs. New business written in the Heritage WPF will (initially) reduce Surplus Cashflows emerging from the Heritage WPF and hence will decrease the present value of the reduction in future taxation that results from the payment of shareholder transfers from unallocated surplus (see 3.57). Standard Life has estimated that the impact on the new business contribution in respect of new business written in 2005 caused by incremental business being written in the Heritage WPF would be a reduction in this contribution of approximately £5 million. The proportion of new business which is written in the Heritage WPF would be expected to reduce over time.

Illustrative new business contribution in respect of new business written from 1 January 2005 to 31 December 2005 (£m)

Business unit	New business contribution	Present value of new business premiums (PVNBP)	NBC / PVNBP (%)	Annual premium equivalent	NBC/APE (%)
		(Unaudited)			
	£million	£million		£million	
United Kingdom	35	6,455	0.5%	908	3.8%
Europe	–	920	0.0%	100	0.4%
Canada	(2)	1,882	-0.1%	184	-1.2%
Other	–	110	0.0%	26	0.0%
Total	**33**	**9,367**	**0.4%**	**1,218**	**2.7%**

8. Watson Wyatt opinion

8.1 Watson Wyatt Limited has been engaged by Standard Life to undertake a review of the calculation of certain components of the EEV, and the movement in the EEV, of its covered business. These components ("the EEV components") are:

- The value of in-force covered business at 15 November 2003, 31 December 2004 and 31 December 2005,
- The movements in this value, and
- The new business contribution in respect of new covered business written in the period 16 November 2003 to 31 December 2004 and 1 January 2005 to 31 December 2005.

8.2 In order to carry out this exercise we have, for each material business unit:

- Reviewed the methodology and assumptions used to determine the EEV components; and
- Reviewed the results of the models used to calculate the EEV components.

The scope of our review was designed to provide reasonable assurance that the EEV components are free from material misstatement.

8.3 In our opinion, subject to the reliances and limitations set out in Section 9 of this report:

- The material assumptions used by Standard Life in the calculation of the EEV components comply with the EEV Principles,
- The methodology used by Standard Life in the calculation of the EEV components complies with the EEV Principles in all material respects, and
- The EEV components calculated by Standard Life have been prepared in a manner consistent with the methodology and assumptions set out in Section 3 of this report, comply with the European Embedded Value Principles and Guidance, and are in accordance with the proposed structure and operations of the Group following demutualisation (as advised up to 28 March 2006), in all material respects.

8.4 The value of the free surplus relating to covered business at the end of each period and the movement in this value over each period have been derived by Standard Life from the following items:

- For UK, Irish and German covered business – IFRS balance sheet items as at 31 December 2005 shown in Part XI – "Unaudited Pro Forma Financial Information", and IFRS profits for the periods 16 November 2003 to 31 December 2004 and 1 January 2005 to 31 December 2005, shown in the HFI in Section B of Part X – "Historical Financial Information".
- For Canadian business – Canadian GAAP balance sheet items as at 15 November 2003, 31 December 2004 and 31 December 2005, and Canadian GAAP profits for the periods 16 November 2003 to 31 December 2004 and 1 January 2005 to 31 December 2005.

It was not part of the scope of our engagement to review the preparation of these IFRS and Canadian GAAP profits and balance sheet items, and we have not done so. However, we have verified that the profits and balance sheet items in respect of covered business, as used by Standard Life in the calculation of the EEV results for covered business shown in Sections 4 and 5 of this report, are consistent with the IFRS profits shown in the HFI in Section B of Part X – "Historical Financial Information" and balance sheet items shown in Part XI – "Unaudited Pro Forma Financial Information" and with figures shown in the relevant regulatory returns for Canadian business. We have reviewed the derivation and presentation of the movements of free surplus in respect of covered business presented in Section 5 of this Report, and in our opinion this presentation is reasonable.

8.5 The value of assets relating to, and profits arising on, non-covered business, shown in Sections 4.1 and 5.2 of this report have been derived by Standard Life from IFRS balance sheet items as at 31 December 2005 shown in Part XI – "Unaudited Pro Forma Financial Information" and IFRS profits for the periods 16 November 2003 to 31 December 2004 and 1 January 2005 to 31 December 2005 shown in the HFI in Section B of Part X – "Historical Financial Information". It was not part of the scope of our engagement to review the preparation of these IFRS profits and balance sheet items, and we have not done so. However, we have verified that the IFRS profits and balance sheet items in respect of non-covered business, as used by Standard Life in the calculation of the EEV results for non-covered business shown in Sections 4.1 and 5.2 of this report, are consistent with those shown in the HFI in Section B of Part X – "Historical Financial Information" and in Part XI – "Unaudited Pro Forma Financial Information".

9. Reliances and limitations

9.1 In carrying out our review and producing this Report we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Standard Life. We have also relied on the Directors of Standard Life having brought to our attention any other information or data which ought to have been made available to us that might materially affect our opinion set out herein. A Letter of Representation verifying the accuracy and completeness of the information utilised by Watson Wyatt for the purposes of this Report has been provided by the Directors of the Standard Life Assurance Company and Standard Life plc. Where possible, we have reviewed some of the information provided for reasonableness and consistency with our knowledge of the insurance industry.

9.2 Reliance has been placed upon, but not limited to, the following information:

- The Returns to the Financial Services Authority for the financial years ending 31 December 2005, 31 December 2004 and 15 November 2003 and supplementary information provided by Standard Life regarding the actuarial reserving bases and mathematical reserves as at 31 December 2005, 31 December 2004 and 15 November 2003.

- Details of Standard Life's business as provided by Standard Life including product specifications, commission specifications, PPFM and policyholder literature, and policy data.

- Details of Standard Life's valuation models as provided by Standard Life including model specifications, model testing reports, model sign-off reports and testing tools.

- Details of Standard Life's past operating experience including expense analyses, persistency investigations, mortality and morbidity investigations, tax, new business and investment strategy.

- Details of Standard Life's development expenses and Corporate Centre costs.

- Details of the best estimate assumptions used by the Appointed Actuary of Standard Life Canada in the determination of the statutory reserves.

- Details of the assumptions used in the EEV calculations and their derivation.

- Information provided by Standard Life in relation to the details of the Main Scheme of demutualisation.

- Information provided by Standard Life regarding the overall processes (including data manipulation) and checks that were in place internally relating to the production of EEV results.

- Information relating to the process and appropriateness of the model point grouping including a comparison of the modelled policies, premium and reserves against the FSA Returns.

- The accuracy and completeness of the computer models used for the calculations (although we have carried out detailed checks, on a sample basis only, of the results of the deterministic calculations of the present value of shareholder cash flows for individual model points, and reviews, on a sample basis only, of the results of the stochastic calculation of the costs of financial options and guarantees for individual scenarios, and have discovered no material issues).

- Information relating to the approach used to calculate the cost of financial options and guarantees and the results of those calculations.

- Summaries of results (for the base runs and for the sensitivities) from the projection models including detailed output for sample individual model points.

- Results for the analysis of movement in value from 1 January 2005 to 31 December 2005 and from 16 November 2003 to 31 December 2004 and various associated analyses providing further explanation of the untraced items.

- Details of the reason for and derivation of various adjustments to the results derived from the computer models for the calculations.

- Information reconciling the model output with accounting records including reconciliations to Surplus Cashflows in the periods to 31 December 2005 and 31 December 2004.

- Standard Life's description of the expected tax treatment of shareholder cash flows following demutualisation.

9.3 The Report must be considered in its entirety as individual Sections, if considered in isolation, may be misleading.

9.4 This Report was produced for the Directors of Standard Life plc, Merrill Lynch International and UBS Limited and designed solely to meet their requirements.

9.5 We have not attempted to assess the value, suitability or quality of Standard Life's assets. We have also not investigated, or made allowance for, any claims against Standard Life other than those made by policyholders under the normal terms of life insurance business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

9.6 No investigation has been made into the accuracy of the unit pricing and unit allocation procedures.

9.7 Standard Life has made assumptions about future experience, including economic and investment experience, expenses, discontinuance rates, mortality, morbidity, reinsurance, taxation and legislation. We have reviewed these assumptions on the basis that they represent reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this Report. No warranty is given by Watson Wyatt Limited that the assumptions made will be reflected in actual future experience.

9.8 This Report was based on data available to Watson Wyatt Limited at, or prior to, 14 June 2006, and takes no account of developments after that date. Watson Wyatt Limited is under no obligation to update or correct inaccuracies which may become apparent in the Report.

9.9 We have not reviewed the preparation of the Canadian GAAP and IFRS balance sheet and revenue account information used in calculating the value of the free surplus relating to covered business, the movement in this value, or the value of assets relating to, and profits arising on, non-covered business.

Consent to inclusion statement

Watson Wyatt Limited has given and has not withdrawn its written consent to the inclusion of its Consulting Actuaries' Report in Part XII – "Consulting Actuaries' Report" of the Registration Document, in the form and context in which it appears and has authorised the contents of that Part of the Prospectus which comprises its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

Responsibility statement

Watson Wyatt Limited accepts responsibility for its report in Part XII – "Consulting Actuaries' Report" of the Registration Document. Watson Wyatt Limited has taken all reasonable care to ensure that the content of its Consulting Actuaries' Report is consistent with and reflects the data and information provided to it by Standard Life, and is otherwise within the agreed scope of work.

N J Dumbreck **N H Taverner**

Watson Wyatt Limited
Watson House
London Road
Reigate
Surrey
RH2 9PQ

15 June 2006

Authorised and regulated by the Financial Services Authority

Appendix A to Consulting Actuaries' Report dated 15 June 2006

Analysis of experience variances and assumption changes for the periods 31 December 2004 to 31 December 2005 and 16 November 2003 to 31 December 2004

Analysis for the period 31 December 2004 to 31 December 2005

	UK	Europe	Canada	Total
		(Unaudited)		
	£million	£million	£million	£million
Lapses – surrenders	–	1	–	1
Lapses – paid up policies	4	1	–	5
Maintenance expenses	27	4	–	31
Mortality and Morbidity	–	–	–	–
Tax	12	–	–	12
Other	5	4	2	11
Experience variances – under mgt control	**48**	**10**	**2**	**60**
Lapses – surrenders	(63)	–	(29)	(92)
Lapses – paid up policies	–	(11)	–	(11)
Maintenance expenses	220	19	100	339
Mortality and Morbidity	(262)	(7)	(22)	(291)
Tax	–	–	–	–
Other	83	–	9	92
Operating assumption changes	**(22)**	**1**	**58**	**37**
Total	**26**	**11**	**60**	**97**

Analysis for the period 16 November 2003 to 31 December 2004

	UK	Europe	Canada	Total
		(Unaudited)		
	£million	£million	£million	£million
Lapses – surrenders	(4)	2	–	(2)
Lapses – paid up policies	2	(3)	–	(1)
Maintenance expenses	4	–	(14)	(10)
Mortality and Morbidity	–	–	–	–
Tax	11	–	13	24
Other	23	5	28	56
Experience variances – under mgt control	**36**	**4**	**27**	**67**
Lapses – surrenders	(6)	–	(42)	(48)
Lapses – paid up policies	–	–	–	–
Maintenance expenses	69	75	–	144
Mortality and Morbidity	(94)	(17)	(17)	(128)
Tax	–	–	–	–
Other	3	(3)	39	39
Operating assumption changes	**(28)**	**55**	**(20)**	**7**
Total	**8**	**59**	**7**	**74**

Appendix B to Consulting Actuaries' Report dated 15 June 2006

Reconciliation of Life EEV PVIF and net worth movements for the periods 1 January 2005 to 31 December 2005 and 16 November 2003 to 31 December 2004

1 Reconciliation for the period 1 January 2005 to 31 December 2005

Reconciliation of Life EEV PVIF and net worth movements in 2005 (net of tax) (1 January 2005 to 31 December 2005) (£m) – all business

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**140**	**466**	**606**	**2,281**	**2,887**
New business contribution	(332)	26	(306)	328	22
Expected return on VIF	–	25	25	200	225
Expected return transfer to net worth	331	(13)	318	(318)	–
Experience variances	35	1	36	5	41
Operating assumption changes	(49)	(2)	(51)	76	25
Development costs	(12)	–	(12)	–	(12)
Expected return on free surplus	8	–	8	–	8
Life EEV operating profit after tax	**(19)**	**37**	**18**	**291**	**309**
Investment return variances	39	(25)	14	147	161
Movement in TVOG	–	–	–	(33)	(33)
Tax variance	–	–	–	–	–
Economic assumption changes	(11)	1	(10)	169	159
Life EEV return after tax	**9**	**13**	**22**	**574**	**596**
Capital injections / (dividends)	17	–	17	–	17
Exchange rate movements	10	70	80	34	114
Transfer back of surplus to SLI	(13)	–	(13)	–	(13)
End year EEV	**163**	**549**	**712**	**2,889**	**3,601**

In the following tables, the results in the table above are split between UK, Europe & Other and Canada. In calculating the splits shown in these tables, the UK & Europe TVOG has been allocated entirely to the UK business only table.

Reconciliation of Life EEV PVIF and net worth movements in 2005 (net of tax) (1 January 2005 to 31 December 2005) (£m) – UK only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**101**	**–**	**101**	**1,785**	**1,886**
New business contribution	(234)	–	(234)	253	19
Expected return on VIF	–	–	–	157	157
Expected return transfer to net worth	198	–	198	(198)	–
Experience variances	30	–	30	3	33
Operating assumption changes	(67)	–	(67)	52	(15)
Development costs	(12)	–	(12)	–	(12)
Expected return on free surplus	7	–	7	–	7
Life EEV operating profit after tax	**(78)**	**–**	**(78)**	**267**	**189**
Investment return variances	10	–	10	128	138
Movement in TVOG	–	–	–	(30)	(30)
Tax variance	–	–	–	–	–
Economic assumption changes	–	–	–	49	49
Life EEV return after tax	**(68)**	**–**	**(68)**	**414**	**346**
Capital injections / (dividends)	–	–	–	–	–
Exchange rate movements	–	–	–	–	–
Transfer back of surplus to SLI	(13)	–	(13)	–	(13)
End year EEV	**20**	**–**	**20**	**2,199**	**2,219**

Reconciliation of Life EEV PVIF and net worth movements in 2005 (net of tax) (1 January 2005 to 31 December 2005) (£m) – Europe and Other only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**26**	**–**	**26**	**312**	**338**
New business contribution	(39)	–	(39)	43	4
Expected return on VIF	–	–	–	20	20
Expected return transfer to net worth	87	–	87	(87)	–
Experience variances	6	–	6	1	7
Operating assumption changes	(8)	–	(8)	9	1
Development costs	–	–	–	–	–
Expected return on free surplus	(1)	–	(1)	–	(1)
Life EEV operating profit after tax	**45**	**–**	**45**	**(14)**	**31**
Investment return variances	(3)	–	(3)	11	8
Movement in TVOG	–	–	–	–	–
Tax variance	–0	–	–	–	–
Economic assumption changes	(1)	–	(1)	3	2
Life EEV return after tax	**41**	**–**	**41**	**–**	**41**
Capital injections / (dividends)	4	–	4	–	4
Exchange rate movements	3	–	3	(9)	(6)
Transfer back of surplus to SLI	0	–	–	–	–
End year EEV	**74**	**–**	**74**	**303**	**377**

Reconciliation of Life EEV PVIF and net worth movements in 2005 (net of tax) (1 January 2005 to 31 December 2005) (£m) – Canada only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**13**	**466**	**479**	**184**	**663**
New business contribution	(59)	26	(33)	32	(1)
Expected return on VIF	–	25	25	23	48
Expected return transfer to net worth	46	(13)	33	(33)	–
Experience variances	(1)	1	–	1	1
Operating assumption changes	26	(2)	24	15	39
Development costs	–	–	–	–	–
Expected return on free surplus	2	–	2	–	2
Life EEV operating profit after tax	**14**	**37**	**51**	**38**	**89**
Investment return variances	32	(25)	7	8	15
Movement in TVOG	–	–	–	(3)	(3)
Tax variance	–	–	–	–	–
Economic assumption changes	(10)	1	(9)	117	108
Life EEV return after tax	**36**	**13**	**49**	**160**	**209**
Capital injections / (dividends)	13	–	13	–	13
Exchange rate movements	7	70	77	43	120
Transfer back of surplus to SLI	–	–	–	–	–
End year EEV	**69**	**549**	**618**	**387**	**1,005**

2 Reconciliation for the period 16 November 2003 to 31 December 2004

Reconciliation of Life EEV PVIF and net worth movements in 2004 (net of tax) (16 November 2003 to 31 December 2004) (£m)

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**616**	**438**	**1,054**	**1,753**	**2,807**
New business contribution	(506)	27	(479)	383	(96)
Expected return on VIF	–	24	24	188	212
Expected return transfer to net worth	277	(17)	260	(260)	–
Experience variances	45	2	47	(1)	46
Operating assumption changes	(132)	(6)	(138)	135	(3)
Development costs	–	–	–	–	–
Expected return on free surplus	22	–	22	–	22
Life EEV operating profit after tax	**(294)**	**30**	**(264)**	**445**	**181**
Investment return variances	(53)	18	(35)	48	13
Movement in TVOG	–	–	–	(12)	(12)
Tax variance	30	–	30	–	30
Economic assumption changes	(53)	(1)	(54)	44	(10)
Life EEV return after tax	**(370)**	**47**	**(323)**	**525**	**202**
Capital injections / (dividends)	(75)	–	(75)	–	(75)
Exchange rate movements	(22)	(19)	(41)	3	(38)
Transfer back of surplus to SLI	(9)	–	(9)	–	(9)
End year EEV	**140**	**466**	**606**	**2,281**	**2,887**

In the following tables, the results in the table above are split between UK, Europe & Other and Canada. In calculating the splits shown in these tables, the UK & Europe TVOG has been allocated entirely to the UK business only table.

Reconciliation of Life EEV PVIF and net worth movements in 2004 (net of tax) (16 November 2003 to 31 December 2004) (£m) – UK only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**303**	–	**303**	**1,474**	**1,777**
New business contribution	(326)	–	(326)	221	(105)
Expected return on VIF	–	–	–	156	156
Expected return transfer to net worth	183	–	183	(183)	–
Experience variances	26	–	26	(1)	25
Operating assumption changes	(87)	–	(87)	67	(20)
Development costs	–	–	–	–	–
Expected return on free surplus	8	–	8	–	8
Life EEV operating profit after tax	**(196)**	–	**(196)**	**260**	**64**
Investment return variances	3	–	3	47	50
Movement in TVOG	–	–	–	(11)	(11)
Tax variance	–	–	–	–	–
Economic assumption changes	–	–	–	15	15
Life EEV return after tax	**(193)**	–	**(193)**	**311**	**118**
Capital injections / (dividends)	–	–	–	–	–
Exchange rate movements	–	–	–	–	–
Transfer back of surplus to SLI	(9)	–	(9)	–	(9)
End year EEV	**101**	–	**101**	**1,785**	**1,886**

Reconciliation of Life EEV PVIF and net worth movements in 2004 (net of tax) (16 November 2003 to 31 December 2004) (£m) – Europe and Other only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**106**	–	**106**	**145**	**251**
New business contribution	(129)	–	(129)	145	16
Expected return on VIF	–	–	–	11	11
Expected return transfer to net worth	48	–	48	(48)	–
Experience variances	3	–	3	–	3
Operating assumption changes	(18)	–	(18)	49	31
Development costs	–	–	–	–	–
Expected return on free surplus	3	–	3	–	3
Life EEV operating profit after tax	**(93)**	–	**(93)**	**157**	**64**
Investment return variances	2	–	2	8	10
Movement in TVOG	–	–	–	–	–
Tax variance	–	–	–	–	–
Economic assumption changes	–	–	–	(5)	(5)
Life EEV return after tax	**(91)**	–	**(91)**	**160**	**69**
Capital injections / (dividends)	18	–	18	–	18
Exchange rate movements	(7)	–	(7)	7	–
Transfer back of surplus to SLI	–	–	–	–	–
End year EEV	**26**	–	**26**	**312**	**338**

Reconciliation of Life EEV PVIF and net worth movements in 2004 (net of tax) (16 November 2003 to 31 December 2004) – Canada only

	Free Surplus	Required Capital	Adjusted Net Worth	PVIF net of cost of capital	Total
	£million	£million	(Unaudited) £million	£million	£million
Start year EEV	**207**	**438**	**645**	**134**	**779**
New business contribution	(51)	27	(24)	17	(7)
Expected return on VIF	–	24	24	21	45
Expected return transfer to net worth	46	(17)	29	(29)	–
Experience variances	16	2	18	–	18
Operating assumption changes	(27)	(6)	(33)	19	(14)
Development costs	–	–	–	–	–
Expected return on free surplus	11	–	11	–	11
Life EEV operating profit after tax	**(5)**	**30**	**25**	**28**	**53**
Investment return variances	(58)	18	(40)	(7)	(47)
Movement in TVOG	–	–	–	(1)	(1)
Tax variance	30	–	30	–	30
Economic assumption changes	(53)	(1)	(54)	34	(20)
Life EEV return after tax	**(86)**	**47**	**(39)**	**54**	**15**
Capital injections / (dividends)	(93)	–	(93)	–	(93)
Exchange rate movements	(15)	(19)	(34)	(4)	(38)
Transfer back of surplus to SLI	–	–	–	–	–
End year EEV	**13**	**466**	**479**	**184**	**663**

Appendix C to Consulting Actuaries' Report dated 15 June 2006

Characteristics of economic scenario generator used for the cost of financial options and guarantees

The asset model simulates economic time series using a monthly time-step over 40 years. The time series produced include a cash account index, a gross redemption yield term structure, an equity total return index, a property total return index, equity dividend yields, property rental yields, price inflation and earnings inflation. Investment returns for corporate bonds are allowed for implicitly in the projection of asset shares.

The asset model allows option-pricing techniques to be used to value the guarantees embedded within policies. This means that the model is run in a risk-neutral universe where, on average, all assets return the risk-free rate of return. This risk-free rate of return is taken to be the return on the cash account.

Choice of Parameters and Justification

Nominal Short-Rate

The parameters required to specify the Black-Karasinski model used are determined by optimisation to achieve a satisfactory fit to the following calibration instruments:

Bank of England Gilt spot-rate term structure (25 year term structure) adjusted to allow for "convenience premium" associated with Gilt prices.

Ten year (five year in the case of the calibration as at 31 December 2004) swap swaption implied volatility for option terms out to 30 years increased to allow for a proportion of the fixed interest portfolio being invested in credit risky bonds.

Real Short-Rate

Seven parameters are required to fully specify the 2-factor Vasicek real short-rate process. The parameters are determined by optimisation to achieve a satisfactory fit to the Bank of England Index-Linked Gilt real spot-rate term structure (25yr term structure). The volatility of the process is controlled with best-estimate parameters.

Equity Volatility

An equity volatility term structure is explicitly modelled. The calibration implied volatilities were supplied by investment banks based on FTSE 100 price return options.

Property Volatility

As there is no property option market it is not possible to determine implied market property volatility so a level best estimate is used. The property volatility is determined using IPD UK data and de-smoothing it to determine an estimate for true underlying property return volatility.

Income Yields

Long-term estimates for income yield on property and equity cannot be derived from market instruments. However, these parameters are not of significant consequence as the guarantees being valued are based on total return rather than capital return.

Correlations

The correlations between asset class returns are implied by specifying the correlations between the random innovations driving the various stochastic processes within the asset model.

The correlations between the major asset classes are:

Equity/Property = 0.2

Equity/Bonds = 0.2

Property/Bonds = 0.1

These correlations are determined from historical analysis of asset class returns. It should be noted that the limited quantity of data results in large confidence intervals for the values of the correlations.

PART XIII

SUPERVISION AND REGULATION

1. General

Various companies within the Standard Life Group are subject to regulation by government agencies in the jurisdictions in which they operate. The nature and extent of such regulation varies from jurisdiction to jurisdiction, but typically it requires companies carrying on specified activities to obtain permission, authorisation and/or a licence to carry on such activities and to comply with detailed prudential and conduct of business rules. Such rules are generally intended to ensure an efficient and sound financial system by encouraging competition, strengthening risk management systems and controls, maintaining capital adequacy and solvency, improving market transparency and protecting market participants.

The Group's principal life assurance and pensions, investment and banking operations are in the United Kingdom, Canada, Europe and Asia. Accordingly, it is subject to applicable legislation and regulation in those jurisdictions which are discussed below.

2. European Economic Area

The provisions of the European Community Directives provide the framework for regulation of financial services providers such as insurers, investment managers and banks throughout the European Union and the wider European Economic Area (comprising the 25 member states of the European Union plus Iceland, Liechtenstein and Norway). These Directives have been implemented by national implementing rules.

European Directives have set the framework for regulation of matters such as authorisation to carry on certain financial services business, solvency requirements and ownership of financial institutions.

The Directives also seek to establish a single market for financial services across the European Economic Area. The basic regime is that, once regulated in its home state, a financial institution may carry on its regulated activities in any other member state of the European Economic Area without the need for further authorisation in any of those member states other than certain formalities in relation to notifying its home regulator that it wishes either to establish a branch in another member state, or to sell its products cross border into one or more other member states. The home regulator then contacts the host regulators in the other member states and, subject to compliance with certain requirements which the host state may notify to the home state, such as sales and marketing rules, the financial institution may carry on business in the host state. Irrespective of the home regulator principle, underlying regulation pursuant to the Directives, to a certain extent, regulatory and consumer protection laws of the member states shall nevertheless apply where the products are sold.

In recent years, there has been increasing regulation to supervise financial institutions on a group basis, also known as "consolidated supervision". This is designed to ensure that a group which includes financial institutions will not be run in a way which puts pressure on the financial institutions. The purpose is to ensure a sound financial system and to protect the customers of those institutions. For example, a highly-geared holding company whose debts exceed the group's available assets (being freely available assets in excess of those required to meet liabilities to customers) will result in a regulated company in the group being required to hold additional capital. Banks and investment firms have for some time been regulated on a group basis under the Basel Accord and related banking and investment services directives. More recently consolidated supervision has been introduced for insurers through the Insurance Groups Directive and, most recently, the Financial Groups Directive has required financial groups with significant business in both the insurance sector and the banking/investment sector to meet regulatory capital requirements on a group basis, rather than just at a sectoral sub-group level.

In addition, the Insurance Mediation Directive, which regulates sales and marketing of contracts of insurance, was required to be implemented by member states by 14 January 2005 (although it has yet to be implemented in Germany and some other states). This introduced, for the first time in many member states, a requirement that insurance brokers, agents, advisers and other undertakings are registered when conducting insurance mediation activities and provides for sanctions against persons engaging in insurance or reinsurance mediation without being registered.

Current proposals which will impact European financial institutions once implemented include:

- The EU Financial Services Action Plan ("FSAP") which is currently a key driver of change in European financial markets. A component of this which will bring about extensive changes for regulated entities is the Markets in Financial Instruments Directive ("MiFID") which revises the existing Investment Services Directive. It is currently due to come into force in November 2007 and will have wide-ranging effects on Member States' regulatory regimes. In particular, it will, according to current proposals:

  (A) Extend the range of services and financial products which are potentially subject to regulation;

  (B) Extend the range of activities and instruments covered by the passport and clarify the home/host supervision of passported firms;

  (C) Provide for country of origin conduct of business regulation of cross-border services business (in accordance with harmonised core principles) but also recognise the appropriateness of the host country assuming responsibility for the enforcement of certain obligations in relation to business conducted through a branch within the territory of the host country;

  (D) Provide for more extensive organisation requirements for regulated firms and establish new minimum standards for regulated firms;

  (E) Provide requirements on managing conflicts of interest;

  (F) Require regulated firms (with some exceptions) to conduct a suitability test on clients when providing investment advice or portfolio management;

  (G) Prevent firms offering "execution-only" services in relation to derivatives and complex products;

  (H) Remove the ability for fund managers to pass on their "best execution" obligations to brokers;

  (I) Require regulated firms to provide to their clients adequate information on services provided; and

  (J) Place an obligation on firms to take all reasonable steps to obtain the best possible deal for their clients (the "best execution obligation").

  The full impact of these changes is still uncertain because these proposals are still being developed.

- Also as part of FSAP, there is a further directive on capital adequacy which has been proposed, known as the Capital Requirements Directive, or "CAD 3". This will amend the Capital Adequacy Directive and Banking Consolidation Directive in a manner that is consistent with key aspects of the Basel II Accord. This will apply to banks and investment services firms and will introduce a modern, risk-sensitive prudential framework that will thus impact on firms' capital requirements.

- Whilst the introduction of Basel II and CAD 3 will introduce a risk-based capital framework for banks and investment firms based on a "Three Pillars" model (capital adequacy, supervisory review and market discipline), similar initiatives are also taking place in the insurance sector. In this respect, the so-called "Solvency II" project is a comprehensive project to assess and implement more fundamental changes to the EU solvency regime for insurers. It is expected that Solvency II will result in a more risk-based approach, such as that already implemented in the UK through the Integrated Prudential Sourcebook. However, no firm proposals have yet been adopted and the new regime requirements are not expected to be implemented until 2010 at the earliest. See below for a description of the existing risk-based capital requirements for UK insurers.

3. UK Supervision and Regulation

3.1 The Financial Services and Markets Act 2000 ("FSMA")

The Group's insurance, investment and banking businesses in the United Kingdom are regulated by the Financial Services Authority (the "FSA"), the statutory regulator granted powers under FSMA. In addition, those businesses are subject to various United Kingdom laws governing the terms and the sale of products (for example, the Consumer Credit Act 1974 in relation to the consumer lending business) some of which require the relevant Standard Life Group entity to be licensed or registered.

3.2 Risk-Based Regulation

The FSA employs a risk-based regulatory approach under FSMA pursuant to which each regulated firm's risk is assessed on a common model. This covers the firm's systems and controls and business and customer risk profiles, together with an assessment of the potential impact on consumer protection and market stability of financial or compliance failure of that firm. The FSA has rules and guidance on credit, market, operational and insurance risks, as well as capital adequacy and consolidated supervision.

3.3 Overview of FSMA Regulatory Regime

Single Regulator

The FSA is the single regulator for all authorised persons with respect to regulated activities in the financial services sector. In this regard, the FSA is authorised to make rules and issue guidance and codes in relation to a wide sphere of activity encompassing the governance of the conduct of business by, and the prudential supervision of, authorised persons.

Permission to carry on "Regulated Activities"

Under FSMA, no person may carry on or purport to carry on a regulated activity in the United Kingdom unless he is an authorised person or is an exempt person. A firm which is granted permission by the FSA to carry on regulated activities becomes an authorised person for the purposes of FSMA. "Regulated activities" are prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 and include deposit-taking activities, insurance-related activities and certain other specified activities, such as dealing in investments as principal or agent, and the establishment, operation and winding up of stakeholder pension schemes, as described below.

Authorisation Procedure

When considering an application for authorisation by a firm, the FSA may delineate the scope of, and include such restrictions on, the grant of permission as it deems appropriate. In granting or varying the terms of a firm's permissions, the FSA must ensure that the firm meets certain threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business and to be a fit and proper person, having regard to all the circumstances.

Once authorised, firms must continue to meet the threshold conditions to authorisation and are obliged to comply with the requirements contained in the FSA Handbook, as appropriate. These include requirements in respect of capital maintenance, the maintenance of adequate systems and controls, treating customers fairly and communicating with customers in a manner that is clear, fair and not misleading.

Moreover, FSMA obliges firms to secure the FSA's prior approval of the appointment of individuals performing certain important functions within a firm or on its behalf (approved persons).

3.4 Application of FSMA Regulatory Regime to the Standard Life Group

Each of the Group's principal UK insurance, investment and banking businesses is subject to regulation and supervision by the FSA in the carrying on of its regulated activities. The following discussion considers, in turn, the main features of the FSMA regime applicable to the Group's insurance, investment and banking businesses in the United Kingdom.

3.5 Regulation Applicable to the Standard Life Group's Insurance, Investment and Banking Businesses

Supervision of Management and Change of Control of Authorised Firms

The FSA supervises the management of authorised firms through the approved persons regime, which includes a requirement that any appointment of persons who will hold positions of significant influence within an authorised firm must be pre-approved by the FSA.

The FSA also regulates the acquisition of control over authorised firms. Any person proposing to acquire control (as defined under FSMA) of an authorised firm must first notify and obtain the approval of the FSA. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must be satisfied both that the acquirer is a fit and proper person to have control over the authorised firm, and that the interests of consumers would not be threatened by his acquiring control.

Intervention and Enforcement

The FSA has extensive powers to investigate and intervene in respect of the affairs of an authorised firm. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of, FSMA, related secondary legislation and the rules made thereunder.

The FSA's enforcement powers, which may be exercised against both authorised firms and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person's approved status. In addition, the FSA may vary or revoke an authorised firm's permission if it is desirable to protect the interests of consumers or potential consumers, if the firm has not engaged in regulated activity for 12 months, or if it is failing to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against authorised persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action against an authorised or approved person (other than in the case of an application to the court for an injunction or restitution order), the person affected may refer the matter to the Financial Services and Markets Tribunal. Breaches of certain FSA rules by an authorised firm may also give a private person (and in certain cases, a company and similar bodies) that suffers loss as a result of the breach a right of action against the authorised firm for damages.

In addition to its ability to apply sanctions for market abuse, the FSA has the power to prosecute criminal offences arising under FSMA and insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for the winding-up of an authorised person or have standing to be heard in the voluntary winding-up of an authorised person. It should be noted that insurers carrying on long-term insurance business cannot voluntarily be wound-up without the consent of the FSA.

FSA Conduct of Business Rules

The FSA has in its rulebook rules relating to the conduct of business which apply to every authorised firm carrying on certain regulated activities and which regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on such regulated activities.

Recent amendments to the FSA's conduct of business rules have brought about changes in the structure of the markets in which packaged products (such as life insurance policies with an investment element) are sold within the UK and the mechanics of the sales process.

Under the previous regime, the FSA's policy of 'polarisation' effectively required those intermediaries who advised on packaged products either to be independent and advise on products from across the whole of the market, or to represent one company only, and sell only its products. The removal of this restriction has allowed firms to sell not only their own products, but those of other providers as well, without limit on the number of providers whose products can be sold.

Those firms which advise customers on packaged products are now required to provide advice based on a particular range of products, details of which will need to be decided in advance by the firm, and disclosed to the customer as part of the pre-sales process through FSA prescribed documentation. In order to be able to hold itself out as "independent", a firm needs to offer customers the chance to pay for its services on a fee (rather than commission) basis as well as advising on products across the whole market.

The amendments to the FSA's rules to reflect the process of "depolarisation" included provisions restricting the terms on which product providers can take up direct or indirect holdings in, or provide credit to, intermediaries offering advice on packaged products (which do not apply between firms in the same immediate group). Furthermore, the FSA's Conduct of Business Rules were amended to include rules governing the extent to which product providers can provide intermediaries with indirect benefits, in order to avoid the development of conflicts of interest (which rules, again, are disapplied for firms in the same immediate group).

Financial Promotion

The FSA's Conduct of Business Rules govern the circumstances and manner in which authorised firms may communicate and approve "financial promotions", which are communications in the course of business that constitute invitations or inducements to engage in investment activity.

The Financial Ombudsman Service

The Financial Ombudsman Service is intended to provide speedy, informal and cost effective dispute resolution of complaints made against authorised firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as it determines to be just and appropriate to remedy a complaint. It has a maximum award level capped at £100,000. Authorised firms must have appropriate complaints handling procedures. An authorised firm must pay a fee to the Ombudsman for each complaint taken to it, irrespective of whether or not the complaint is upheld.

In a recent decision (which may be appealed), the High Court of England and Wales has ruled that the Financial Ombudsman may depart from principles of English law when deciding levels of compensation in order to achieve a result which is fair and reasonable in his opinion.

The Financial Services Compensation Scheme ("FSCS")

FSMA provides for the establishment of a compensation scheme intended to compensate individuals and small businesses for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five sub-schemes of accepting deposits (banking), insurance business, investment business, mortgage advice and arranging and general insurance mediation, reflecting the different kinds of business undertaken by authorised firms. The scheme is funded by contributions from industry participants referable to the particular sub-schemes so as to minimise cross-subsidy between authorised persons whose businesses are not similar, although the FSA is currently reviewing the funding of the FSCS. In the event that funds available to the FSCS are insufficient, the FSCS may require further contributions from firms to make compensation payments in respect of a failed market participant.

3.6 Regulation of Insurance Business

Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of FSMA, and the carrying on of such regulated activities is referred to as insurance business. Some of the Company's subsidiaries, including SLAL, will, following the demutualisation of SLAC, carry on insurance business in the United Kingdom with the permission of the FSA and are supervised by the FSA under FSMA.

Developments in Prudential Regulation

The FSA's rules on the prudential regulation of insurance business are principally contained in those Sections of PRU which prescribe rules and guidance for authorised persons carrying on insurance business. Under rules in PRU, an insurance company is restricted from carrying on any commercial business other than insurance business and activities directly arising from that business. The FSA's Interim Prudential Sourcebook for Insurers (the "Interim Prudential Sourcebook") continues to govern some matters such as reporting requirements.

Capital requirements of PRU

The FSA made the majority of the rules which govern the prudential regulation of insurers in 2004 and these rules are now in force as part of the PRU. Overall, the requirements of PRU are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by imposing requirements for tiers of capital, rather than looking at net admissible assets.

PRU also introduced an Individual Capital Assessment, or ICA, framework for life and non-life insurers. The ICA requires all insurers to assess for themselves the amount of capital needed to back their business. If the FSA views the result of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be imposed as a requirement on the scope of the authorised firm's permission.

Long-term Assets and Liabilities

Long-term business assets and liabilities – those assets and liabilities relating to, broadly, life and health insurance and pension policies – must be segregated from the assets and liabilities attributable to non-life assurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in PRU and Interim Prudential Sourcebook. Only the "established surplus" – the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation – may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in PRU require, in addition to the capital requirements referred to below, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

Capital Requirements

PRU requires that insurance companies maintain assets sufficient to meet the relevant capital resources requirement ("CRR") at all times in respect of both any long-term insurance and general insurance activities undertaken, the calculation of which is dependent on the type and amount of insurance business written. The method of calculation of the CRR is set out in PRU and the level of an insurer's capital resources is also determined in accordance with the rules set out in PRU. Failure to maintain the required CRR is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

Under PRU, an authorised person carrying on insurance business must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU standards.

Determination of the ECR involves the comparison of two separate measurements of the firm's financial resources requirements, which the FSA refers to as the "twin peaks" approach. The two separate peaks are:

(a) the requirement comprised by the mathematical reserves plus the sum of the "Long Term Insurance Capital Requirement (the "LTICR"), the resilience capital requirement and the with-profits insurance capital component, together known as the "regulatory peak"; and

(b) a calculation of the "realistic" present value of the insurer's expected future contractual liabilities together with projected "fair" discretionary bonuses to policyholders, plus a risk capital margin, together known as the "realistic peak".

The LTICR is made up of several components, but in general is equal to approximately 4% of the mathematical reserves, although the formula varies according to the type of business written. The resilience capital requirement is in respect of the potential effects of market risk. If the calculation of the realistic peak produces a requirement in excess of the regulatory peak, then the difference is known as the with-profits insurance capital component.

Actuarial functions

The rules in the FSA's Supervision Manual require that every insurance company that carries on long-term business must appoint one or more actuaries to perform the "actuarial function" in respect of all classes of its long-term insurance business and, if it has any with-profits business, the "with-profits actuary function" in respect of all classes of that with-profits business.

The actuary performing the "actuarial function" must prepare an annual report for the company's directors quantifying the company's long-term liabilities attributable to the insurance company's long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

The actuary performing the "with-profits actuary function" must advise the firm's management, at the level of seniority that is reasonably appropriate, on key aspects of the discretion to be exercised affecting those classes of the with-profits business of the firm in respect of which he has been appointed. He must also, at least once a year, in respect of each financial year commencing on or after 1 January 2005, report to the firm's governing body on key aspects (including those aspects of the firm's application of its PPFM on which the advice described has been given) of the discretion exercised in respect of the period covered by his report affecting those classes of with-profits business of the firm.

Distribution of Profits and With-profits Business

The Interim Prudential Sourcebook provides that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either the "relevant minimum" (as defined in the Interim Prudential Sourcebook) amount of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

Under the Interim Prudential Sourcebook, an insurance company is prohibited from declaring dividends in circumstances where the value of the long-term insurance business assets is less than the amount of the long-term insurance business liabilities. While its parent is not subject to the same restriction, HM Treasury is given power under FSMA to make regulations preventing an insurance company's parent from doing anything to lessen the effectiveness of any "asset identification rules" made by the FSA, which will include in this context rules requiring insurers to maintain the solvency of the long-term fund.

There has been considerable public debate regarding the rights and legitimate expectations of with-profits policyholders to assets forming part of the company's surplus, particularly where such assets do not derive from the payment of current policyholders' premiums but are rather "inherited" from previous generations of policyholders or from other entities. Since 1 April 2004, firms carrying on with-profits business have been required to define and make publicly available PPFM applied to their management of with-profits funds. From the same date, firms have also been required to have in place the relevant governance arrangements and reporting procedures to with-profits policyholders. Under the Main Scheme, specific provision is made in relation to distribution of the Residual Estate.

The FSA also mandated that firms carrying on with-profits business must:

- Ensure their governance arrangements offer assurance that they have managed their funds in line with the PPFM they have established and published;
- Produce annual reports for with-profits policyholders on how they have complied with this obligation, including how they have addressed any competing or conflicting rights, interests or expectations of policyholders and, if applicable, shareholders;

- Comply with (i) modified regulatory reporting requirements designed to achieve the FSA's objective of making directors and senior management more explicitly responsible for setting up technical provisions and other decisions taken on actuarial advice and (ii) new audit requirements for liabilities; and

- Comply with consequential changes to certification in the insurance returns.

Treating Customers Fairly

Principle 6 of the FSA's Principles for Businesses requires authorised firms to treat their customers fairly. This requirement has existed for many years in parts of the regulatory system and is seen as key to the operation of an efficient retail market for financial services and is closely linked to maintaining consumer confidence. Until recently the meaning of the duty had not been further defined. However, after a series of consultations, in January 2005 the FSA published Policy Statement 05/01, which contained a set of specific rules on this area in relation to with-profits policyholders.

These new rules address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand – through the introduction of Consumer Friendly PPFMs ("CFPPFMs").

In addition, life insurers writing with-profits business must provide information to with-profits policyholders within 28 working days of a decision to close a fund to new business. A firm must also make arrangements so that every policyholder who might reasonably be affected by a proposed reattribution of its inherited estate will receive appropriate information about the reattribution process and any offer that will be made to him in a timely manner.

Reporting Requirements

Under PRU, insurance companies must file with the FSA their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function, although the directors as required to take responsibility for the actuarial parts of each returns.

The FSA began consultation in 2002 on the use of implicit items (such as the value of future cash flows on existing insurance business) to form part of an insurer's capital resources, and has now produced rules and guidance in PRU to indicate that the FSA will not permit implicit items to be included in the calculation of a firm's capital resources, except where the firm in question has obtained a formal waiver of the rules under FSMA. The guidance notes that certain implicit items are not eligible for inclusion beyond 31 December 2009.

Transfer of Insurance Business

There is a mechanism under FSMA for the transfer of insurance business. This requires a scheme of transfer to be prepared and approved by the High Court (or the Court of Session in Scotland) before the transfer may occur.

Winding-Up Rules

The general insolvency laws applicable to UK companies are modified in certain aspects in relation to insurance companies. Since the introduction of the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002 (the "2002 Order"), which came into force in May 2002, insurance companies in the UK have become subject to the administration procedures contained in Part II of the Insolvency Act 1986 (which previously did not apply). These administration procedures have, however, also been slightly modified by the 2002 Order in relation to, for example, the power of an administrator to make any payments due to a creditor.

Additionally, in the United Kingdom, all FSA authorised insurance companies, except for pure reinsurers, are subject to the Insurers (Reorganisation and Winding-up) Regulations 2004, which came into force in February 2004.

These Regulations provide, among other things, that direct insurance claims will have priority over the claims of other unsecured creditors, including reinsurance creditors, on a winding-up by the court or a creditors' voluntary winding up of the insurance company. Furthermore, instead of making a winding-up order when an insurance company has been proved unable to pay its debts, a UK court may, under Section 377 of FSMA, reduce the amount of one or more of the insurance company's contracts on terms and subject to conditions (if any) which the court considers fit. Where an insurance company is in financial difficulties but not in liquidation, the Financial Services Compensation Scheme may take measures for securing the transfer of all or part of the business to another insurance company.

Section 376 of FSMA provides further insolvency protection to policyholders of insurance companies effecting or carrying out contracts of long-term insurance. Unless the court orders otherwise, a liquidator must carry on the insurer's business so far as it consists of carrying out the insurer's contracts of long-term insurance with a view to it being transferred as a going concern to a person who may lawfully carry out those contracts. In carrying on the business, the liquidator may agree to the variation of any contracts of insurance in existence when the winding-up order is made, but must not effect any new contracts of insurance.

EU Directive on Group Supervision

The European Union formally adopted Directive 98/78/EC on the supplementary supervision of insurance undertakings within a group (the "Insurance Groups Directive") in October 1998. The Insurance Groups Directive required member states to introduce the following measures to strengthen supervision of insurance companies, which are part of a group:

- An adjustment to the sole supervision solvency calculation in relation to participating interests in other insurance undertakings in order to eliminate "double-gearing" (the use of the same regulatory capital in more than one entity of a group);

- An additional parent undertaking solvency margin calculation analogous to the adjusted solo solvency margin test referred to above, to be applied at the level of the parent undertaking;

- The introduction of new solo-supervision requirements, including rules as to internal control within the insurance undertaking regarding the production of information relevant to supplementary supervision, the exchange of information within the group and the supervision of intra-group transactions; and

- Further provisions aimed at ensuring co-operation between competent regulatory authorities of member states.

These requirements have been implemented in the United Kingdom through the Insurer's Interim Prudential Sourcebook and PRU.

The group capital adequacy calculation under the rules that implement the requirements of the Insurance Groups Directive is filed with the FSA and differs from the adjusted solo solvency margin test in that it is currently only a calculation rather than a formal test. However, insurers will be required under the rules in PRU from 31 December 2006 to ensure that the group capital resources at the top EEA undertaking level exceed the group capital resources requirement.

EU Directive on Financial Conglomerates

In November 2002, the European Union formally adopted Directive 2002/87/EC (the "Financial Groups Directive") on financial conglomerates, which are groups that include regulated entities which are active in the banking/investment services sectors and the insurance sector, and which meet certain criteria. The Financial Groups Directive, as implemented in the UK through PRU, came into force for those firms and groups affected (which includes the Standard Life Group) from financial years beginning on or after 1 January 2005. The aim of the Financial Groups Directive is to impose additional prudential requirements in respect of regulated entities within financial conglomerates including, to a certain extent, any mixed financial holding company. The additional supervision is organised at the level of the financial conglomerate and covers capital adequacy, risk concentration and intra-group transactions.

The Insurance Groups Directive, which was implemented in the UK in 2001, together with the Financial Groups Directive, require European financial services groups, including the Standard Life Group, to maintain on a continuous basis net aggregate surplus capital in excess of solvency requirements at the Group level. The Financial Conglomerates Directive requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which group borrowings are deducted, other than those subordinated debt issues which qualify as capital. The test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements. Additionally, the FSA requires public disclosure of the Financial Groups Directive solvency position as from 31 December 2005.

New EU Rules on Solvency Margins

In addition to the solvency requirements of the Insurance Groups Directive and Financial Groups Directive, under rules amending the solvency margin requirements for life and non-life assurance undertakings, which have been implemented in EU member states in 2004 (the FSA's new rules in this respect apply to firms from the beginning of their 2004 financial years), each UK insurer must maintain capital resources (shareholders' equity and quasi-equity) at a level that depends on the nature of the insurer's activity and that is calculated with reference to certain balance sheet and income statement items, subject to an absolute minimum (so-called minimum guaranteed fund) of €3 million (€2 million for some classes of non-life assurance). The rules are part of the European Commission's efforts to achieve a single European market for financial services. These rules were introduced by the Solvency I Directives (2002/12/EC and 2002/13/EC). They were fully implemented in the United Kingdom in 1 January 2005 and make up part of PRU. The rules also give regulators greater powers to intervene in the event of concerns regarding an insurance company's financial position.

The European Commission continues to work on a more comprehensive review of solvency requirements for insurance undertakings, the so-called "Solvency II" project, which will be based on a three-pillar structure, comprised of capital requirements, supervisory review and public disclosure. Although the final form of the Directive is yet to established, and there can be no certainty of its impact on solvency requirements, it is expected that the new solvency rules will be based on two levels of regulatory capital requirements for insurers: a solvency capital requirement, which is expected to adopt a more risk-based approach along the lines introduced in the United Kingdom through PRU and will be aimed at reflecting and quantifying the exposure and risks of the relevant insurance undertaking, and a minimum capital requirement, which will be computed in a less refined manner and which would act as trigger for supervisory intervention. However, the indications from the European Commission are that a draft framework Directive is expected towards the end of 2006 with a view to the Directive's formal adoption in 2007.

Other EU Measures

In May 2003, the European Union adopted Directive 2003/41 EC on the activities and supervision of institutions for occupational retirement provision, which member states were required to implement into their national law by September 2005. This Directive permits employee pension schemes to be operated and managed on an EU-wide basis. The Directive also contains certain prudential rules and "prudent person" investment requirements, which have been extended by certain member states to the occupational retirement schemes operated by life assurance companies, including in the United Kingdom.

3.7 Regulation of stakeholder pension schemes

The establishment, operation and winding-up of a stakeholder pension scheme is a regulated activity, and rights under a stakeholder pension scheme are defined as an "investment" for the purposes of the FSMA regime, so that dealing, arranging, managing, advising and providing custody activities in respect of rights relating to a stakeholder pension also constitute regulated activities.

3.8 Regulation of occupational pension scheme trustees and administrators and actuarial business

Members of the Group who are occupational pensions scheme trustees or undertake administration activities in relation to occupational pension schemes may have to account for their actions to the Pensions Ombudsman and the Pensions Regulator.

The Pensions Ombudsman investigates and decides complaints and disputes about the way that pension schemes are run. The Pensions Ombudsman's role and powers have been determined by UK Parliament and he is appointed by the Secretary of State for Work and Pensions. He is intended to be independent and to act as an impartial adjudicator of disputes between scheme members and trustees and others involved in the administration of pension schemes.

The Pensions Regulator is the new regulator of occupational pension schemes in the United Kingdom. Created under the Pensions Act 2004, the Pensions Regulator has wide powers and has stated that he will take a proactive and risk-focused approach to regulation. The powers of the Pensions Regulator include issuing improvement notices to trustees and suspending a trustee from acting and issuing directions and third party notices to administrators in relation to the administration of a pension scheme.

The Faculty of Actuaries in Scotland is the body which regulates the actuarial business carried out by the actuaries employed by members of the Group. The Faculty of Actuaries deal with complaints against individual actuaries who are fellows of their organisation which raise a question of professional misconduct.

Actuaries must comply with professional requirements in the bye laws of the Faculty, guidance notes and professional conduct standards that regulate their standards of professional practice, ethics and conduct. The profession has also developed disciplinary procedures in order to enforce its professional requirements.

3.9 Regulation of Investment Business

Certain of the Company's subsidiaries are authorised by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA's Conduct of Business Rules and all other applicable rules prescribed by the FSMA regime.

3.10 Regulation of mortgage lending, sales and administration and general insurance mediation

Mortgage lending, sales and administration as well as the sale of long-term healthcare insurance became activities regulated under FSMA on 31 October 2004, for which authorisation by the FSA is now required. General insurance sales and administration became activities regulated under FSMA on 14 January 2005, for which authorisation by the FSA is now required.

3.11 Regulation of Banking Business

The FSA has responsibility for banking supervision and regulation in the United Kingdom and has wide discretionary powers in relation to those banks it regulates. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from banks, appoint investigators, apply to the court for injunctions in cases of breaches or likely breaches of rules, impose financial penalties, issue a public statement or censure and vary, cancel or withdraw authorisation to carry on banking business.

Supervision

In its role as supervisor of banks, the primary objective of the FSA is to fulfil its responsibilities under the FSMA regime relating to the safety and soundness of banks with the aim of strengthening, but not guaranteeing, the protection of depositors and financial stability. The FSA has adopted a risk-based approach to bank supervision.

The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate capital and liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide it with information that the FSA may reasonably require to perform its functions under the FSMA regime.

Solvency Requirements

The requirement to have adequate financial resources is one of the criteria for permission to accept deposits under FSMA. A bank should have sufficient capital to provide a stable resource to absorb any losses arising from the risks in its business. In assessing a bank's capital adequacy, the FSA takes into account not only the level of a bank's own funds but also other matters such as concentration of the loan book (large exposures) and liquidity.

The FSA applies capital adequacy rules and guidelines that accord with relevant EU Directives and which are based on the Basel Accord of 1988 (the "Basel I") published by the Basel Committee on Banking Supervision, which established a framework for measuring the capital adequacy of international banking organisations. These rules and guidelines implement the requirements of the Banking Consolidation Directive and the Capital Adequacy Directive (the "CAD"), as amended, which require credit institutions and investment firms to provide capital for credit counterparty risk and market risk. The FSA's rules and guidelines impose on banks a requirement that they maintain a minimum level of capital to support on and off-balance sheet exposures, weighted according to broad categories of risk. Each bank is subject to the FSA's rules and guidelines and must maintain a required capital adequacy ratio of total capital to risk-weighted assets. This ratio is set by the FSA individually for each such bank, but the ratio is in no case less than 8%.

The FSA introduced a new market risk regime as from 1 October 1998 for implementation of its policy based on a 1996 amendment to the Basel Accord and the parallel EU Market Risk Directive, known as the "CAD Amending Directive". Both the 1996 amendment to the Basel I accord and the CAD Amending Directive enable banks and investment firms to use internal value-at-risk models to calculate capital charges for market risks.

Banks that have a trading book over a certain size are obliged to meet the trading book capital requirements of the CAD and the CAD Amending Directive in respect of the market-related and credit-related risks arising from their proprietary trading activities. This involves splitting their business between trading and banking books.

Under FSA liquidity requirements, banks are required to maintain adequate liquidity at all times and formulate a statement of their liquidity management policy. Banks should also have adequate systems for monitoring liquidity on a daily basis. Generally, the mismatch approach is applied to measure a bank's liquidity by assessing the mismatch between its inflows (assets) and outflows (liabilities) within different time bands on a maturity ladder. However, for UK-incorporated retail banks, the FSA may decide that the sterling stock liquidity approach is more suitable. The liquidity standard for sterling requires the maintenance of sufficient holdings of liquid assets to cover potential cash outflows over the next five business days.

The Basel Committee on Banking Supervision published a new accord in June 2004 which has revised the Basel I accord ("Basel II"). Basel II consists of three "pillars": minimum capital, a supervisory review of an institution's capital adequacy and internal assessment process and market discipline to strengthen disclosure. With respect to the first pillar, the new capital framework will not merely expand and develop the standardised rules set out in the Basel I accord, but will allow banks to compute their capital charges for credit risk on the basis of their own internal ratings, subject to rigorous quantitative and qualitative criteria.

In July 2004, the European Commission presented a proposal for a new capital requirements framework for banks and investment firms. The Capital Requirements Directive which will come into force on 1 January 2007 reflects, with modifications, the Basel II framework and similarly contains proposals for minimum capital requirements, supervisory review, and disclosure as an aid to market discipline.

The FSA published in January 2005 an initial Consultation Paper 05/03 on the implementation of the new Basel II accord and the EU Capital Requirements Directive. Following feedback to that consultation, it published in February 2006 Consultation Paper 06/03.

4. Canadian Supervision and Regulation

SLAC and SLAL are authorised, by orders given by the Superintendent under the Insurance Companies Act (Canada) (the "ICA (Canada)"), to write insurance business in Canada. SLAC's Canadian branch (the "Mutual Branch") is authorised to write insurance business in Canada in the categories of life insurance and accident and sickness insurance. The Mutual Branch is also licensed in these categories in each of the provinces and territories of Canada. Following demutualisation, it is expected that the Mutual Branch will be licensed for life insurance only. The Canadian branch of SLAL (the "New Branch") is authorised to write insurance business in Canada in the category of life insurance. The New Branch is also licensed in the category of life insurance in each of the provinces and territories of Canada.

SLCC is an insurance company federally incorporated under the ICA (Canada) and authorised to insure risks in the categories of life insurance and accident and sickness insurance. SLCC is also licensed in these categories in each of the provinces and territories in Canada.

The Mutual Branch, the New Branch and SLCC (collectively, the "Canadian Insurance Businesses") are subject to regulation and supervision by the Office of the Superintendent of Financial Institutions (Canada) ("OSFI"). The Canadian Insurance Businesses are also subject to regulation and supervision in each province and territory in Canada.

The Canadian federal, provincial and territorial regulation and supervision of the Canadian Insurance Businesses is, for the most part, designed to protect policyholders and creditors rather than shareholders. The following is a brief description of certain current Canadian federal, provincial and territorial regulatory and supervisory matters applicable to the Canadian Insurance Businesses.

Federal Insurance Regulation and Supervision

With respect to the Canadian Insurance Businesses, the ICA (Canada), related regulations and OSFI guidelines:

- Require the filing of annual returns and other reports on their financial condition and other aspects of their businesses;
- Set out requirements and restrictions governing certain aspects of their businesses;
- Provide for periodic supervisory examinations;
- In respect of SLCC, impose restrictions on significant ownership interests in SLCC, dividends and capital transactions, substantial and controlling investments in other entities and transactions with related parties;
- In respect of the Mutual Branch and the New Branch, impose restrictions on vested (in trust) assets, including investment restrictions and related party transaction restrictions; and
- Impose requirements with respect to the maintenance of adequate capital (SLCC) or an adequate margin of assets in Canada over liabilities in Canada (Mutual Branch and New Branch) and, in the case of Mutual Branch and New Branch, vested (in trust) assets in Canada.

Provincial and Territorial Insurance Regulation and Supervision

Each of the Canadian Insurance Businesses is also subject to regulation and supervision in each province and territory in Canada. Provincial and territorial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance products (including annuities), including the licensing and supervision of insurance providers and distributors. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial and territorial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds.

Assuris

Each of the Canadian Insurance Businesses is a member of Canadian Life and Health Insurance Compensation Corporation ("Assuris"). Assuris provides Canadian policyholders with protection, within limits, against loss of policy benefits in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including the Canadian Insurance Businesses. Member companies of Assuris are required to set up and maintain a liquidity fund at a specified target level. Members are then primarily subject to assessment on an "as needed" basis. Assessments are calculated based on each member's minimum continuing capital and surplus requirements, subject to adjustments where the member operates in foreign jurisdictions.

Securities Laws

The Group's Canadian mutual fund and investment management businesses are subject to Canadian provincial securities laws.

5. Asian Supervision and Regulation

The Standard Life Group's businesses in Asia are subject to all local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

The industry regulations are usually widely drawn and will include provisions governing both financial matters and the way business is conducted in general. Examples include the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company's solvency and reserves and the valuation of policyholder liabilities. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time.

A number of Asian countries require insurance companies to participate in policyholder protection schemes (i.e., contribute to a fund to support policyholders in the event of an insurance company failing).

To date, the Standard Life Group has had no regulatory issues giving rise to a material impact on the results of its business interests in Asia.

For the Group's more material operations the details of the regulatory regimes are as follows:

5.1 India

Insurance is subject to federal regulation in India. The primary legislation is the Insurance Act, 1938, and the Insurance Regulatory and Development Authority Act, 1999.

The Insurance Regulatory and Development Authority's duties include issue of certificates of registration to insurance companies and it has a mandate to protect the interests of the policy holders.

5.2 China

In November 1998, the China Insurance Regulatory Commission ("CIRC") was established and authorised by the State Council to supervise the insurance industry.

The CIRC's responsibilities include the approval of the establishment of insurance companies and their branches and supervision of the solvency and market operations of insurance companies in China.

5.3 Hong Kong

The Insurance Companies Ordinance ("ICO") empowers a Commissioner of Insurance to establish an office for the administration of the insurance industry in Hong Kong (the "Office of the Commissioner of Insurance" or "OCI") including authorisation for a company to conduct insurance business. The OCI is responsible for the regulation and supervision of the insurance industry in Hong Kong.

The Hong Kong subsidiary of the Standard Life Group, SL Asia, is authorised under the ICO to carry on long-term insurance business in Hong Kong.

5.4 Future Regulatory Development

The Company expects the regulatory regimes in Asia to continue to develop. Regulators may introduce new legislation and hence there is a risk past sales may be assessed against new compliance requirements and investment conditions.

PART XIV

TAXATION CONSIDERATIONS

1. General

The following summaries are included only as a general guide and are based on the Company's understanding of the law and practice in force at the date of this document in the jurisdictions mentioned below. Such law and practice is subject to change, possibly with retrospective effect. Where reference is made in the summaries below to rates of tax or to annual exemptions from tax, these are references to the rates of tax or annual exemptions in force at the date of this document.

The summaries relate to certain limited aspects of the taxation treatment of Ordinary Shares to be acquired by prospective investors pursuant to the Offers and by individual shareholders as Bonus Shares. The summaries assume any Bonus Shares are issued in July 2007. They do not constitute tax advice. The summaries do not deal with the taxation treatment of Demutualisation Shares received by Eligible Members on demutualisation.

Except where such taxes are specifically referred to, the summaries do not cover taxes imposed at a state, provincial, territorial or local level.

Except where specifically stated, the summaries have been prepared from the perspective of prospective investors who acquire and hold Ordinary Shares as an investment and who are the absolute beneficial owners thereof. The summaries do not deal with any special rules which may be applicable to shareholders whose holdings of Ordinary Shares meet certain specified thresholds by reference to the percentage of the share capital of the Company which those holdings of Ordinary Shares represent. The summaries do not apply to certain categories of shareholders, such as trustees, dealers in securities, insurance companies and collective investment schemes, and shareholders who have, or who are deemed to have, acquired their Ordinary Shares by virtue of an office or employment.

Except for the discussion concerning United Kingdom tax for non-UK residents below, each summary applies only to prospective investors who are resident and (for individuals, as regards the United Kingdom and Ireland) ordinarily resident and domiciled, for tax purposes, in the jurisdiction to which that summary relates.

Potential investors who are in any doubt about their tax position should consult an appropriate independent professional financial or tax adviser immediately.

2. United Kingdom

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

2.1 Taxation of dividends

The Company is not required to withhold tax at source when paying a dividend.

An individual shareholder will receive any dividends on Ordinary Shares net of a non-repayable 10% tax credit. The individual will be subject to income tax on the total of the dividend and the tax credit. The tax credit will discharge the individual's liability to starting or basic rate income tax. An individual shareholder who is subject to income tax at the higher rate will have to pay further income tax at the rate of 22.5% of the aggregate of the dividend and the tax credit.

A corporate shareholder which receives a dividend on Ordinary Shares will not normally be subject to tax on that dividend. Such a shareholder will not be able to claim repayment of the tax credit attaching to that dividend.

2.2 Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay UK tax on capital gains in respect of gains arising from a sale or other disposal of Ordinary Shares where those gains accrue in a year of assessment during any part of which that shareholder is resident in the United Kingdom or during which that shareholder is ordinarily resident in the United Kingdom.

A corporate shareholder may be liable to pay corporation tax in respect of gains arising from a sale or other disposal of Ordinary Shares.

For individual shareholders, taper relief may apply to reduce the percentage of the gain that is chargeable to tax on a sale or other disposal of Ordinary Shares but this will depend on the number of complete years for which the Ordinary Shares have been held. For corporate shareholders, indexation allowance may apply to reduce the gain that is chargeable to tax on a sale or other disposal of Ordinary Shares, but this will depend on the length of time for which the Ordinary Shares have been held.

Individual prospective investors should note that no UK tax on capital gains will be payable in respect of gains on the sale or other disposal of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the annual capital gains tax exemption (currently £8,800).

2.3 Taxation of Bonus Shares

For Bonus Shares received in respect of Demutualisation Shares, the receipt will give rise to a capital gain equal to the value at the time of receipt of the Bonus Shares received. As the Demutualisation Shares will have no base cost, there will be no base cost to set against the value of the Bonus Shares and the "small part disposal" rule will accordingly not apply. Shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the Bonus Shares.

For Bonus Shares received in respect of Ordinary Shares acquired at a discounted price in the Preferential Offer, if the value at the time of receipt of the Bonus Shares either does not exceed 5% of the value of those Ordinary Shares or does not exceed £3,000, then the receipt of Bonus Shares will be treated as a "small part disposal". This means that the value of the Bonus Shares will not be taken into account as a receipt for the purposes of tax on capital gains, but rather will be deducted from the base cost for the relevant Ordinary Shares (which will be relevant on a future disposal of such Ordinary Shares). If the "small part disposal" rule is not applicable on the facts of any particular shareholder, then the receipt will give rise to a part disposal of the relevant Ordinary Shares, which may give rise to a taxable capital gain depending on a shareholder's personal circumstances. Individual shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the Bonus Shares. Shareholders who would otherwise fall within the "small part disposal" rule as described above and who have unused annual capital gains exemption for the tax year ending 5 April 2008 may wish to consider whether to choose under current HMRC practice for the "small part disposal" rule not to apply. This may be to their advantage as it would mean that their base cost on a future disposal of the relevant Ordinary Shares would not be reduced as described above.

2.4 Stamp taxes

No United Kingdom stamp duty or SDRT will generally be payable by prospective investors in respect of the acquisition of Ordinary Shares pursuant to the Offers as: (a) to the extent that such Ordinary Shares are New Shares no stamp duty or SDRT is payable (subject to the comments below) on an allotment or issue of shares; and (b) to the extent that such Ordinary Shares are Demutualisation Shares sold under the Initial Share Sale Facility any stamp duty or SDRT payable on the transfer of or agreement to transfer such Shares will (unless payable at the higher rate referred to in the comments below) be met through arrangements made by the Company and will not fall to be satisfied by prospective investors.

However, if Ordinary Shares are issued or transferred to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issuing of depositary receipts, stamp duty or SDRT may be payable by prospective investors at the higher rate of 1.5% of (depending on the circumstances) the amount or value of the consideration given for the shares, the price of the shares, or the market value of the shares.

Any transfer on sale of Ordinary Shares outside the CREST system will be liable to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given, rounded up, if necessary, to the nearest £5. It is generally the purchaser who pays the stamp duty. An unconditional agreement to transfer Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration given. However, if, within six years of the date of such agreement (or, if the agreement is conditional, the date on which the agreement becomes unconditional), an instrument of transfer is executed and any stamp duty is paid, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser.

Paperless transfers within the CREST system are liable to SDRT (rather than to stamp duty) at the rate of 0.5% of the amount or value of the consideration given. No stamp duty or SDRT will generally arise on a transfer of shares into the CREST system unless such a transfer is itself made for a consideration in money or money's worth. CRESTCo, the operator of the CREST system, will collect the SDRT on relevant transactions settled within the CREST system.

Certain categories of person are not liable to UK stamp duty or SDRT and others may be liable at a higher rate as mentioned above or, although not primarily liable, may be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

2.5 UK tax consequences for non-UK residents

This Section 2.5 deals with certain UK tax consequences for prospective investors who are at all times resident and ordinarily resident for tax purposes outside the United Kingdom.

No amounts in respect of UK tax will be withheld at source from any dividend payments made in respect of the Ordinary Shares. Subject to the comments below, an individual or corporate shareholder who is not resident in the United Kingdom for tax purposes will not be liable to further UK income tax on any dividend received on the Ordinary Shares. The right of a shareholder who is not resident for tax purposes in the United Kingdom to a tax credit in respect of a dividend received from the Company and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which that shareholder is resident. Shareholders who are not solely resident in the United Kingdom should consult their own independent professional financial or tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit, and, if so, the procedure for doing so.

Subject to the comments below, in general, provided persons are and remain resident and ordinarily resident for tax purposes outside the United Kingdom, such persons should not generally be chargeable to any UK tax on capital gains in respect of any gains arising from a sale or other disposal of Ordinary Shares.

An individual shareholder who is not resident or ordinarily resident in the United Kingdom but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or a corporate shareholder which is not resident in the United Kingdom but which carries on a trade in the United Kingdom through a permanent establishment may:

(a) if the Ordinary Shares are used by, or held by or for, the permanent establishment, branch or agency be liable to UK income tax or UK corporation tax (if appropriate) on dividends received on such Ordinary Shares; and

(b) if the Ordinary Shares are or have been used in or for the purposes of the trade, profession or vocation, or used or held for the purposes of the permanent establishment, branch or agency, or acquired for use by or for the purposes of the permanent establishment, branch or agency, be liable to UK tax on capital gains or UK corporation tax (as appropriate) in respect of gains arising from a sale or other disposal of such Ordinary Shares.

UK stamp duty or SDRT will generally be payable on transfers of or agreements to transfer Ordinary Shares. Prospective investors who are not resident in the United Kingdom should refer to Section 2.4 above for the applicability and rates of UK stamp duty and SDRT on the issue and transfer of Ordinary Shares.

3. Ireland

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

3.1 Taxation of dividends

An individual shareholder will generally have a liability under the self-assessment system to pay tax at 20% or 42% (depending on the shareholder's level of income) on any dividends received on Ordinary Shares. Tax is payable on the dividend received which is net of a UK tax credit. An individual shareholder may, depending on the particular circumstances of such shareholder, be required to pay Pay Related Social Insurance and a health levy which, taken together, could amount to a maximum of 5% of the dividend.

A corporate shareholder will generally have a liability to pay tax at 25% on any dividends received on its holding of Ordinary Shares. However, the applicable tax rate will be 12.5% where any such dividends constitute part of the shareholder's trading income.

3.2 Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of gains arising from a sale or other disposal of Ordinary Shares.

A corporate shareholder may be liable to pay tax at the rate of 20% in respect of gains arising from a sale or other disposal of Ordinary Shares. However, the applicable tax rate will be 12.5% where such gains constitute part of the shareholder's trading income.

Individual prospective investors should note that no Irish tax will be payable in respect of gains on the sale or other disposal of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the annual capital gains tax exemption (currently €1,270) for that individual.

3.3 Taxation of Bonus Shares

The receipt of Bonus Shares should not give rise to a charge to Irish tax. Shareholders are likely to be treated as acquiring the Bonus Shares at no base cost. Shareholders may, however, depending on their particular circumstances, be liable to pay Irish tax on a subsequent sale or other disposal of those Bonus Shares.

3.4 Capital and transfer taxes

No Irish capital or transfer taxes will be payable on the issue or transfer of Ordinary Shares.

4. Canada

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

4.1 Taxation of dividends

An individual shareholder will include the amount of any dividends on Ordinary Shares in his or her income and will be subject to tax at both the federal and provincial or territorial level and may be subject to alternative minimum tax. The rate of tax will vary depending on the individual circumstances of the shareholder.

A corporate shareholder which is not a Canadian-controlled private corporation and which receives a dividend on Ordinary Shares will be subject to tax on that dividend at both the federal and provincial or territorial level. A corporate shareholder which is a Canadian-controlled private corporation and which receives a dividend on Ordinary Shares will be subject to a marginal rate of tax which is 7% higher than the combined federal and provincial or territorial rate which would be applicable to other types of corporate shareholder on that dividend. Such a shareholder would also be liable to pay additional tax at a rate of 6⅔% on that dividend. However, some of the tax paid on dividends received from the Company may be refunded to a Canadian-controlled private corporation if that corporation pays a taxable dividend to its own shareholders.

4.2 Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares. An individual shareholder may be liable to Canadian alternative minimum tax as a result of the exclusion of 50% of gains arising on a sale or other transfer of Ordinary Shares from liability to normal income tax.

A corporate shareholder which is not a Canadian-controlled private corporation may be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares at both the federal and provincial or territorial level. A corporate shareholder which is a Canadian-controlled private corporation may be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares at a marginal rate which is 7% higher than the combined federal and provincial or territorial rate applicable to other types of corporate shareholder on those gains. Such a shareholder would also be liable to pay additional tax at a rate of 6⅔% on 50% of those gains. However, some of the tax paid on gains arising on a sale or other transfer of Ordinary Shares may be refunded to a Canadian-controlled private corporation if that corporation pays a taxable dividend to its own shareholders.

4.3 Taxation of Bonus Shares

The receipt of Bonus Shares should be characterised as income of the relevant shareholder of the Ordinary Shares. A shareholder will be subject to Canadian income tax at the time of issue of the Bonus Shares on the value of the Bonus Shares received. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares at the time they are issued to the relevant shareholder. The value of the Bonus Shares so determined will also be the base cost of the Bonus Shares for tax purposes.

4.4 Capital and transfer taxes

No Canadian capital or transfer taxes will be payable on the issue or transfer of Ordinary Shares.

5. Germany

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Individual prospective investors should note that the German tax treatment of dividends and of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares may differ from that set out below where those Ordinary Shares are held as business assets or by a partnership.

5.1 Taxation of dividends

An individual shareholder will generally, subject to the availability of any exemption or relief, be liable to pay tax on 50% of the amount of any dividends received on his or her holding of Ordinary Shares at a progressive rate of up to 42% (depending on the particular circumstances of such shareholder) plus a solidarity surcharge of 5.5% thereon.

Individual prospective investors should note that no German tax will be payable in respect of a dividend received from the Company to the extent such dividend, together with other specified income from investments received in the tax year in which that dividend is received, does not exceed the annual investor's allowance (currently €1,370 for an individual shareholder or €2,740 in the case of a married couple filing a joint tax return).

A corporate shareholder will be liable to pay tax at the rate of 25% on 5% of any dividends received from the Company, plus a solidarity surcharge of 5.5% thereon. Such a shareholder will also be liable to pay trade tax on such dividends, at a rate depending on the local trade tax multiplier.

5.2 Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax plus a solidarity surcharge thereon in respect of 50% of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is 12 months or less after the date on which they were acquired, 50% of gains arising from such sale or other disposal are taxable at the applicable progressive marginal income tax rate of up to 42%, plus a solidarity surcharge of 5.5% thereon. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is more than 12 months after the date on which they were acquired, no tax will be payable on any gains arising from such sale or other disposal.

A corporate shareholder may be liable to pay tax in respect of 5% of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares at the normal corporate income tax rate of 25%, plus a solidarity surcharge of 5.5% thereon. Such a shareholder will also be liable to pay trade tax on 5% of such gains at a rate depending on the local trade tax multiplier.

Individual prospective investors should note that no German tax will be payable in respect of gains on the sale or other disposal (other than by way of gift) of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the relevant annual allowance (currently €511.99) for that individual.

5.3 Taxation of Bonus Shares

The receipt of Bonus Shares is likely to be characterised as a dividend paid on the Ordinary Shares held by the relevant shareholder. In this case, an individual shareholder will be subject to German income tax at a rate of up to 42% on 50% of the value of the Bonus Shares on receipt of those Bonus Shares, plus a solidarity surcharge of 5.5% thereon, in the same way as dividends are taxed as described in Section 5.1 above. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares on the date on which they are received.

5.4 Capital and transfer taxes

No German capital or transfer taxes will be payable on the issue or transfer of the Ordinary Shares.

6. Austria

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

6.1 Taxation of dividends

An individual shareholder will, subject to the availability of any exemption or relief, be liable to tax at the rate of 25% on any dividends received on Ordinary Shares (such tax being either income tax or withholding tax, depending on whether the Ordinary Shares are held on a foreign deposit or on an Austrian deposit), unless and except to the extent that such shareholder instead opts to be taxed at the rate which is half of that shareholder's regular tax rate, which is a progressive marginal rate of up to a maximum of 50%.

A corporate shareholder will generally be liable to pay tax at the rate of 25% on any dividends received from the Company.

6.2 Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is 12 months or less after the date on which they were acquired, gains arising from such sale or other disposal are taxable at the applicable progressive marginal income tax rate (of up to 50%). If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is more than 12 months after the date on which they were acquired, no tax will be payable on any gains arising from such sale or other disposal.

A corporate shareholder may be liable to pay tax in respect of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares at the normal corporate income tax rate of 25%.

Individual prospective investors should note that no Austrian tax will be payable in respect of gains on the sale or other disposal (other than by way of gift) of Ordinary Shares if the gain on such Ordinary Shares, together with any other profits or gains realised by the shareholder in his private capacity and not in connection with any trade or business in the calendar year in which the sale or other disposal (other than by way of gift) occurs, does not exceed the relevant annual allowance (currently €440) for that individual.

Individual prospective investors should note that the Austrian tax treatment of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares may differ from that set out above where those Ordinary Shares are held as business assets or by a partnership.

6.3 Taxation of Bonus Shares

A shareholder will be subject to Austrian income tax on the value of the Bonus Shares on receipt of those Bonus Shares. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares on the date on which they are received.

6.4 Capital and transfer taxes

No Austrian capital and transfer taxes will be payable on the issue or transfer of Ordinary Shares.

7. United States

This disclosure is limited to the US federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the Ordinary Shares. This tax disclosure was written in connection with the promotion or marketing of the Ordinary Shares by the Company, and it cannot be used by any shareholder for the purpose of avoiding penalties that may be asserted against the shareholder under the US Internal Revenue Code. Shareholders should seek their own advice based on their particular circumstances from an independent tax adviser.

The following is a discussion of certain US federal income tax consequences to US Holders (as defined below) of purchasing, owning and disposing of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire Ordinary Shares. The discussion applies only to US Holders who purchase Ordinary Shares in the Institutional Offer and hold such Ordinary Shares as capital assets for US federal income tax purposes and it does not address special classes of shareholders, such as certain financial institutions, insurance companies, dealers and certain traders in securities or foreign currencies, persons holding Ordinary Shares as part of a hedge, straddle, conversion or other integrated transaction, persons whose functional currency for US federal income tax purposes is not the US dollar, partnerships or other entities classified as partnerships for US federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organisations or persons that own or are deemed to own 10% or more of the Company's voting stock.

As used herein, a "US Holder" is a beneficial owner of Ordinary Shares that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

7.1 Certain reporting requirements

If a US Holder purchases Ordinary Shares for a price in excess of $100,000 (or the equivalent in a foreign currency), the US Holder may need to file Internal Revenue Service ("IRS") Form 926 for the US Holder's taxable year in which the purchase occurs. Failure by a US Holder to timely comply with such reporting requirements may result in substantial penalties.

7.2 Taxation of dividends

Subject to the discussion under Section 7.4 below, distributions received by a US Holder on Ordinary Shares, other than certain pro rata distributions of Ordinary Shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). The amount of the dividend a US Holder will be required to include in income will equal the US dollar value of the pounds sterling, calculated by reference to the exchange rate in effect on the date the payment is received by the US Holder, regardless of whether the payment is converted into US dollars on the date of receipt. If a US Holder realises a gain or loss on a sale or other disposition of pounds sterling, it will be US-source ordinary income or loss. Corporate US Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends received by certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

7.3 Taxation of capital gains

Subject to the discussion under Section 7.4 below, a US Holder will generally recognise US-source capital gain or loss on the sale or other disposition of Ordinary Shares, which will be long-term capital gain or loss if the US Holder has held such Ordinary Shares for more than one year. The amount of the US Holder's gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such US Holder's tax basis in the Ordinary Shares, as determined in US dollars.

7.4 Passive foreign investment company rules

In general, a non-US corporation will be considered a passive foreign investment company ("PFIC") for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. In computing the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties. However, there are exceptions for income derived in the conduct of certain active businesses.

While there is an exception for income earned in the active conduct of an insurance business by bona fide non-US insurance companies, there is substantial uncertainty as to whether the Standard Life Group can benefit from that exception. Under the exception, passive income does not include any income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business and which would be subject to tax as an insurance company if it were a US corporation. The Standard Life Group operates one of the largest life insurance and pensions businesses in the UK and Canada, and also has life insurance and pensions businesses in several other jurisdictions. The Standard Life Group's life insurance and pensions products conform to the regulatory requirements of the jurisdictions in which the Group operates but are not designed to conform to US insurance requirements. Absent further guidance, it is unclear how to apply the insurance exception to non-US life insurance companies whose product mix, while conforming to the regulatory requirements applicable to insurance companies in the jurisdictions in which they operate, do not conform to those applicable to domestic US insurance companies. Accordingly, it is possible the Company and its insurance subsidiaries could be PFICs for any taxable year.

If the Company were a PFIC for any taxable year during which a US Holder held Ordinary Shares, such US Holder would be subject to adverse US federal income tax rules. In general, any gain recognised upon a disposition (including, under certain circumstances, a constructive disposition) of Ordinary Shares by such US Holder would be allocated ratably over the holder's holding period for such Ordinary Shares. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such US Holder on its Ordinary Shares in excess of 125% of the average of the annual distributions on such Ordinary Shares received during the preceding three years or the holder's holding period, whichever is shorter, would be subject to taxation as described above.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any direct or indirect subsidiaries of the Company that are also PFICs ("subsidiary PFICs"), and will generally be subject to US federal income tax as if such holders directly held the shares of such subsidiary PFICs.

To avoid the foregoing rules if the Company is a PFIC, a US Holder may make a mark-to-market election with respect to the Ordinary Shares (but not with respect to the shares of any subsidiary PFICs) if the Ordinary Shares are "regularly traded" on a "qualified exchange." The Ordinary Shares will be treated as "regularly traded" in any calendar year in which more than a *de minimis* quantity of Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A "qualified exchange" includes a non-US exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.

If a US Holder makes the mark-to-market election, for each year in which the Company is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a US Holder makes the election, the holder's tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain recognised on the sale or other disposition of Ordinary Shares will be treated as ordinary income. US Holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, US Holders should consider carefully the impact of a mark-to-market election with respect to their Ordinary Shares when the Company has subsidiary PFICs.

The Company would not make available the information necessary for US Holders to make a qualified electing fund election if it were a PFIC.

If a US Holder owns Ordinary Shares during any year in which the Company is a PFIC, the holder must file IRS Forms 8621 with respect to the Company and any subsidiary PFICs. In addition, if the Company is a PFIC for a taxable year in which it pays a dividend or the prior taxable year, the favourable dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

The Company recommends US Holders should consult their own tax advisers concerning the PFIC status of the Company and its subsidiaries and the tax considerations relevant to an investment in a PFIC, including the availability and advisability of making the mark-to-market election discussed above.

7.5 Related person insurance income

Adverse US federal income tax consequences will apply to certain US Holders if 25% or more of the stock (by vote or value) of any company within the Group that issues or reinsures insurance or annuity contracts is deemed to be owned (directly or indirectly) by such holders, such holders or parties related to such holders are deemed to be insured or reinsured (directly or indirectly) by such company, and certain other conditions are met. US Holders should consult their own tax advisers regarding the applicability of these rules to their particular circumstances.

7.6 Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished in a timely fashion to the IRS.

PART XV

ADDITIONAL INFORMATION

1. Persons responsible

The Directors, whose names appear below, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Reporting Accountants accept responsibility for their reports contained in Part X – "Historical Financial Information" and Part XI – "Unaudited Pro Forma Financial Information". To the best of the knowledge of the Reporting Accountants (who have taken all reasonable care to ensure that such is the case), the information in these reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Consulting Actuaries accept responsibility for their report contained in Part XII – "Consulting Actuaries' Report". To the best of the knowledge of the Consulting Actuaries (who have taken all reasonable care to ensure that such is the case), the information in this report is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity

The Company was incorporated and registered in Scotland under the Companies Act as a private limited company with registered number SC286832 on 30 June 2005 with the name SLGC Limited. SLGC Limited converted to a public limited company and changed its name to Standard Life plc on 26 May 2006.

The principal legislation under which the Company operates, and pursuant to which the Ordinary Shares have been created, is the Companies Act and the regulations made thereunder.

The Company is domiciled in the United Kingdom and its registered office is Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. This address is also its head office.

3. Share capital

On incorporation, the authorised share capital of the Company was £1,000 divided into 1,000 Ordinary Shares of £1.00 each, of which one was issued to each subscriber to the Company's Memorandum of Association.

Since incorporation, there have been the following changes in the authorised and issued share capital of the Company:

By a written resolution of the Company passed on 10 May 2006:

(i) The 2 issued ordinary shares of £1.00 each in the capital of the Company held by D.W. Director 1 Limited and John Francis Hylands were subdivided into 20 Ordinary Shares of 10 pence each;

(ii) The 998 authorised (but unissued) Ordinary Shares of £1.00 each in the capital of the Company were subdivided into 9,980 Ordinary Shares of 10 pence each;

(iii) The authorised share capital of the Company was increased from £1,000 to £51,000 by the creation of an additional 50,000 redeemable preference shares of £1.00 each; and

(iv) The Directors (including a duly authorised committee of the Board) were unconditionally authorised for the purposes of Section 80 of the Companies Act to allot relevant securities up to an aggregate nominal amount of £50,998. The provisions of Section 89 of the Companies Act were disapplied in relation to the allotment of any such relevant securities.

On 10 May 2006:

(i) 10 Ordinary Shares of 10 pence each in the capital of the Company were issued to SLAC;

(ii) 50,000 redeemable preference shares of £1.00 each in the capital of the Company were issued to SLAC; and

(iii) Transfers of the remaining 20 Ordinary Shares were effected such that as at that date the shares of the Company were held as follows:

SLAC – 20 Ordinary Shares of 10 pence each and 50,000 redeemable preference shares of £1.00 each; and

Sir Brian John Stewart – 10 Ordinary Shares of 10 pence each.

To enable the Company and its Directors to allot and issue the Demutualisation Shares to Eligible Members (other than Non-Permitted Country Members), the Employee Shares and the New Shares under the Offers (including Bonus Shares) and to put in place further common authorisations to allot and issue Ordinary Shares, the following resolutions, amongst others, were passed at an extraordinary general meeting of the Company on 30 May 2006:

(i) The authorised share capital of the Company was increased from £51,000 to £300,050,000 by the creation of an additional 2,999,990,000 Ordinary Shares;

(ii) The Directors (including a duly authorised committee of the Board) were generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act) up to a maximum aggregate nominal amount of £299,999,997, provided that such authority to expire on the conclusion of the next Annual General Meeting of the Company (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred had not expired;

(iii) The Directors (including a duly authorised committee of the Board) were empowered to allot equity securities (as defined in Section 94(2) of the Companies Act) for cash, pursuant to the authority conferred by the preceding resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act, as if Section 89(1) of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(a) The allotment of equity securities in connection with the Offers;

(b) The allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer of securities in favour of the holders of Ordinary Shares or other equity securities (excluding any shareholders holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them on any such record date (subject to such exclusions or other arrangements as the Directors (or a duly authorised committee of the Board) may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(c) The allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) to any person or persons of equity securities up to an aggregate nominal amount equal to 5% of the aggregate nominal value of the Company's issued share capital immediately following the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange,

provided that this authority expires on the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors (including a duly authorised committee of the Board) may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired;

(iv) The Company was generally and unconditionally authorised for the purposes of Section 166 of the Companies Act to make market purchases within the meaning of Section 163(3) of the Companies Act of its Ordinary Shares, subject to the following conditions:

(a) the maximum number of such Ordinary Shares authorised to be acquired was 220,000,000; and

(b) the maximum price, exclusive of expenses, which may be paid for any such share is the higher of:

(i) 5 per cent. above the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which such Ordinary Share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Official List at the time the purchase is carried out,

and the minimum price, exclusive of expenses, which may be paid for any such share is 10 pence,

such authority shall, unless renewed prior to such time, expire on the first anniversary of this resolution or at the conclusion of the next Annual General Meeting of the Company, whichever shall be the later, save that the Company may before such expiry enter into a contract or contracts to purchase its Ordinary Shares which would or might be completed wholly or partly after its expiry and may purchase its Ordinary Shares in pursuance of any such contract or contracts; and

(v) A resolution pursuant to which the Company resolved that, subject to admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange occurring no later than 31 December 2006, the share premium account of the Company as at the date of the Court hearing to confirm the reduction approved by such resolution be reduced by £500 million. The resolution, passed as a special resolution, requires confirmation by the Court and registration with the Registrar of Companies in the United Kingdom before it can be effective. The petition to commence this process will be presented to the Court of Session on or about 16 June 2006. It is proposed that the court hearing to confirm the capital reduction will take place following the issue of the Ordinary Shares pursuant to the Offers and has been provisionally scheduled to take place. The purpose of the capital reduction is explained in Section 2.13 of Part I – "Risk Factors".

The amount in (ii) above was determined on the basis of various assumptions made as to the number of Ordinary Shares which will be in issue immediately following Admission.

The Directors undertake that, to the extent that the authority conferred by the resolution referred to in (ii) above is in respect of an aggregate nominal amount which exceeds the aggregate of (a) the aggregate nominal amount of the Company's issued ordinary share capital immediately following the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange (the "Admission Capital") and (b) one-third of the Admission Capital, they will not exercise that authority in respect of such excess.

The Directors undertake that, to the extent that the authority conferred by the resolution referred to in (iv) above is in respect of an aggregate nominal amount which exceeds the aggregate of (a) the aggregate nominal amount of the Admission Capital and (b) 10% of the Admission Capital, they will not exercise that authority in respect of such excess.

In addition, the following resolutions, amongst others, were passed at an extraordinary general meeting of the Company on 14 June 2006:

(i) A resolution pursuant to which the Company resolved that an amount (or amounts) equal to the aggregate nominal amount of any Bonus Shares to be issued pursuant to the resolution and standing to the credit of the share premium account of the Company be capitalised immediately prior to any issue of such Bonus Shares and be set free for distribution among members on the footing that it is (or they are) applied in paying up in full such Bonus Shares and that there shall be allotted and issued as soon as reasonably practicable after the date (the "Loyalty Date") which is the earlier of (i) the date that is 12 months after the date of Admission; and (ii) the date following immediately before the date on which a Change of Control (as defined in the resolution) occurs to each person (or their nominee) that holds Demutualisation Shares, Employee Shares and Ordinary Shares acquired at the Preferential Offer Price in the Preferential Offer on the register of members of the Company at the Loyalty Date, one Bonus Share for every 20 Ordinary Shares of such persons (and which they have retained the beneficial interest in until the Loyalty Date) provided that no Bonus Shares shall be allotted and issued pursuant to this resolution later than the date falling 3 years after the Loyalty Date (or such earlier date as the Company may decide);

(ii) A resolution pursuant to which the Company was authorised to enter into a guarantee in respect of the obligations of SLESL to the Pension Scheme Trustees of the SLSPS; and

(iii) Resolutions pursuant to which:

(a) the Company was authorised in accordance with section 347C of the Companies Act to make Donations to EU Political Organisations not exceeding £50,000 in total and to incur EU Political Expenditure not exceeding £50,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting;

(b) subject to Admission occurring no later than 31 December 2006, SLAL was authorised in accordance with section 347D of the Companies Act to make Donations to EU Political Organisations not exceeding £50,000 and to incur EU Political Expenditure not exceeding £50,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting; and

(c) subject to Admission occurring no later 31 December 2006, SLI, SLB and SLH were authorised in accordance with section 347D of the Companies Act to make Donations to EU Political Organisations not exceeding £10,000 in total and to incur EU Political Expenditure not exceeding £10,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting.

The Company and its subsidiaries referred to above have no intention of making donations in the normal sense of the word but need to engage with the political world on issues affecting their businesses and, as the relevant legislation is drafted in such a way as to leave uncertainties at to the extent of its provisions, the authorities referred to above have been taken in order to avoid the possibility of inadvertent breach.

A maximum of 9.7 million Ordinary Shares will be reserved for issue in respect of the release and exercise of share awards and share options granted under the employee and executive share plans described below at Sections 10 and 11.

4. Memorandum of association

The Company's principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in Clause iv of the memorandum of association which is available for inspection at the address specified in Section 16 below.

5. Articles of association

The articles of association of the Company (the "Articles"), which were adopted on 30 May 2006, contain (amongst others) provisions to the following effect.

5.1 Share rights

Subject to applicable statutes (in this Section the "Companies Acts"), any resolution passed by the Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board (as defined in the Articles) may decide. Redeemable shares may be issued. Subject to the Articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the Board.

The Company currently has in issue redeemable preference shares which carry the right to a fixed dividend but no right to participate in, or vote at, any general meeting of the Company (unless the business of the meeting includes the consideration of a resolution for the winding-up of the Company). It is expected that such redeemable preference shares will be redeemed shortly after Admission. See Section 2 of Part V – "Information About The Offers" of the Securities Note.

5.2 Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member and every proxy appointed by a member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member (excluding any member holding shares as treasury shares) present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

5.3 Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

5.4 Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The Board may if authorised by an ordinary resolution of the Company offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend, the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not).

5.5 Variation of rights

Subject to the Companies Act, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

5.6 Transfer of shares

The shares are in registered form. Any shares in the Company may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The Board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

- Is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;
- Is in respect of only one class of share; and
- If to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25% interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, unless the transfer is shown to the Board to be pursuant to an arm's length sale (as defined in the Articles).

5.7 Alteration of share capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

5.8 General meetings

Subject to the provisions of the Companies Acts, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution of which special notice has been given to the Company shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary meetings shall be called by not less than fourteen clear days' notice in writing.

The notice must specify the place, day and time of the meeting and the general nature of the business transacted. The same meeting may be simultaneously held at more than one venue.

Notices shall be given to the auditors of the Company and to all members other than any who, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notice. Notice may be via electronic communication and publication on a web site in accordance with the Companies Act.

Each Director shall be entitled to attend and speak at any general meeting. Any proxy appointed by a member shall also be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

5.9 Directors

Number of Directors

The Directors shall not be less than two and not more than 20 in number. The Company may by ordinary resolution vary the minimum and/or maximum number of Directors.

Directors' shareholding qualification

A Director shall not be required to hold any shares in the Company.

Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders but is not taken into account in determining the Directors or the number of Directors who are to retire by rotation at that meeting.

The Board or any committee authorised by the Board may from time to time appoint one or more Directors to hold any employment or executive office for such period (subject to the provisions of the Companies Acts) and on such terms as they may determine and may also revoke or terminate any such appointment.

Age of Directors

No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a Director. If the Board convenes any general meeting at which, to the knowledge of the Board, a Director who is 70 or over will be proposed for appointment or reappointment, it must give notice of his age in the documents convening the meeting.

Retirement of Directors

At every annual general meeting of the Company, a minimum of one-third of the Directors shall retire by rotation. The Directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of Directors required to retire, additional Directors up to that number shall also retire. The additional Directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any Director who is aged 70 or more or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

Subject to the provisions of the Articles, at the meeting at which a Director retires, the Company can pass an ordinary resolution to re-elect the Director or to elect some other eligible person in his place.

Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

Vacation of office

The Office of a Director shall be vacated if:

- He resigns or offers to resign and the Board resolve to accept such offer;
- His resignation is requested by all of the other Directors and all of the other Directors are not less than three in number;
- He is or has been suffering from mental ill health or he becomes a patient for the purposes of any statutes relating to mental health and the Board resolves that his office be vacated;
- He is absent without the permission of the Board from meetings of the Board (whether or not an alternate Director appointed by him attends) for six consecutive months and the Board resolves that his office is vacated;
- He becomes bankrupt or compounds with his creditors generally;
- He is prohibited by a law from being a director;
- He ceases to be a Director by virtue of the Companies Act; or
- He is removed from office pursuant to the Company's Articles.

If the office of a Director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the Board.

Alternate Director

Any Director may appoint any person to be his alternate and may at his discretion remove such an alternate Director. If the alternate Director is not already a Director, the appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved.

Proceedings of the Board

Subject to the provisions of the Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the Board.

The Board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the Board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the Board may participate in a meeting of the Board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be Directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

Remuneration of Directors

Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board or any duly authorised committee of the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £1,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may decide, either in addition to or in lieu of his remuneration as a Director. In addition, any Director who performs services which in the opinion of the Board or any committee authorised by the Board go beyond the ordinary duties of a Director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Company or any other meeting which as a Director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. The Company may also fund a Director's expenditure on defending proceedings and may do anything to enable a Director to avoid incurring such expenditure both as provided in the Companies Act.

Pensions and gratuities for Directors

The Board or any committee authorised by the Board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any Director or former Director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the Articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

Permitted interests of Directors

Subject to the provisions of the Companies Act, and provided he has declared the nature of his interest to the Board as required by the Companies Act, a Director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board may decide, either in addition to or in lieu of any remuneration provided for by other Articles. A Director may also be or become a Director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

Restrictions on voting

No Director may vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested save to the extent permitted specifically in the Articles.

Except as mentioned below, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a Director in relation to:

- The giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;
- The giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;
- The giving to him of any other indemnity or the funding by the Company of his expenditure on defending proceedings (or the doing by the Company of anything to enable him to avoid incurring such expenditure) where all other Directors are being offered indemnities on substantially the same terms or substantially the same arrangements;
- The subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the Director is or may be entitled to participate as a holder of securities;
- The underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiary undertakings;
- Any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;
- Any contract concerning any other company (not being a company in which the Director owns 1% or more (as defined in the Articles)) in which he is interested directly or indirectly;
- Any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the Directors and employees of the Company or any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;
- Any contract for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the relevant employees; and
- Any contract for the purchase or maintenance for any Director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

Borrowing and other powers

Subject to the Memorandum, the Articles, the Companies Act and any directions given by the Company by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The Board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the Group (exclusive of borrowings within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to 2.5 times the adjusted capital and reserves (as defined in the Articles).

Indemnity of Directors

Subject to the provisions of the Companies Act, the Company may indemnify any Director of the Company or any associated company against any liability and the Company has entered into a deed of indemnity with each of the Directors. In addition, the Company may purchase and maintain for any Director of the Company or any associated company insurance against any liability.

5.10 Untraced shareholders

The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:

- The shares have been in issue throughout the qualifying period (as defined in the Articles) and at least three cash dividends have become payable on the shares during the qualifying period and no cash dividend payable on the shares has either been claimed or satisfied in the manner specified in the Articles at any time during the relevant period (as defined in the Articles);
- The Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and
- The Company has published two advertisements, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares (or the postal address at which service of notices may be effected under the Articles) is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds.

6. Directors and senior management

Details of the Directors and senior management and their functions are set out in Part VII – "Management And Employees".

The Directors' and senior management's current and past directorships and partnerships within the last five years, if any are as follows:

6.1 Directors

Save as set out below, the Directors have not held any directorships and/or partnerships (other than in relation to companies in the SLAC group of companies) at any time in the five years prior to the date of this document:

Sir Brian Stewart

Position	Directorships	Position Still Held (Y/N)
Chairman	Scottish & Newcastle plc	Y
Director	British Beer & Pub Association	Y
Director	The Brewing Research Foundation Ltd.	Y
Director	The Amsterdam Group	N

Sandy Crombie

Position	Directorships	Position Still Held (Y/N)
Director	Financial Services National Training Organisation	N
Director	HDFC Standard Life Insurance Company Limited	Y
Director	HDFC Asset Management Company Limited	N

Kent Atkinson

Position	Company/Partnership	Position Currently Held (Y/N)
Director	telent plc	Y
Director	Axalto N.V.	Y
Director	Coca Cola HBC S.A.	Y
Director	Lloyds TSB Group plc and certain of its subsidiaries	N
Director	M (2003) PLC	N
Director	Cookson Group plc	N

Lord Blackwell

Position	Company/Partnership	Position Currently Held (Y/N)
Chairman	Centre for Policy Studies Limited	Y
Director	The Corporate Services Group plc	N
Director	SmartStream Technologies Group Limited and certain of its subsidiaries	Y
Senior Independent Director	Slough Estates plc	Y
Director	Akers Biosciences Inc	N
Director	Kinnect Holdings Limited	N
Chairman	Interserve plc	Y
Director	DSG International plc	N
Director	Comensura Limited	N

Gerry Grimstone

Position	Company/Partnership	Position Currently Held (Y/N)
Chairman	F&C Global Smaller Companies plc	Y
Director	Bridgewell Group Limited	N
Director	Wilmington Capital Limited	Y
Senior Independent Director	Dairy Crest Group plc and certain of its subsidiaries	Y
Director	Aggregate Industries plc	N
Chairman	Candover Investments plc	Y
Director	Hill Top Holdings Limited	Y
Director	Heng-An Standard Life Insurance Company Limited	Y

John Hylands

Position	Company/Partnership	Position Currently Held (Y/N)
Director	SL MACS plc	Y
Director	SL MACS (No. 2) plc	Y

Trevor Matthews

Position	Company/Partnership	Position Currently Held (Y/N)
Director	Manulife Life Insurance Company and certain of its subsidiaries	N
Director (Trustee)	The Scotland Funds	Y

Alison Mitchell

Position	Company/Partnership	Position Currently Held (Y/N)
None	None	None

Jocelyn Proteau

Position	Company/Partnership	Position Currently Held (Y/N)
Chairman/CEO	Fédération des Caisses Populaires des Jardins de Montréal et de l'Ouest-du-Quebec	N
Director	Familiprix Inc	Y
Director	HEC Montréal	Y
Director	Société du Vieux-Port de Montreal	N
Chairman	Technologies 20/20 Inc.	Y
Chairman	Capital ABTB inc	Y
Director	Triton Electronik Inc.	Y
Director	Richelieu Hardware Inc.	Y
Director	Disc America Inc.	Y
Director	Laval-sur-le-lac Golf Club	Y
Chairman	Canadian Mortgage and Housing Corporation	N
Director	Place Desjardins Inc.	N
Director	Desjardins Capital de Risque	N
Director	CDI Education Corporation	N
Director	Caisse populaire Desjardins de L'Ile des Soeurs	N
Director	Confédération des caisses populaires et d'Economie Desjardins du Quebec	N
Director	Société Financière Desjardins-Laurtentienne	N
Director	Desjardins Fondation	N

Alison Reed

Position	Company/Partnership	Position Currently Held (Y/N)
Director	British Airways plc	Y
Director	HSBC Bank plc	N
Director	Marks & Spencer Group plc and certain of its subsidiaries	N
Director (Trustee)	The Movement for Non-mobile Children (Whizz-Kidz)	Y

Keith Skeoch

Position	Company/Partnership	Position Currently Held (Y/N)
Director	HDFC Standard Life Insurance Company Limited	Y
Director	HDFC Asset Management Company Limited	Y
Director	Richleigh Limited	N
Director	Priestwake Limited	N

Hugh Stevenson

Position	Company/Partnership	Position Currently Held (Y/N)
Chairman	Equitas Limited	Y
Chairman	Equitas Holdings Limited and certain of its subsidiaries	Y
Director	The Financial Services Authority	Y
Director	FSA Pension Plan Trustee Limited	Y
Director	The British Museum Company Limited and certain of its subsidiaries	N
Chairman	The BM Co Pension Trustee Company Limited	N
Director	I.C.H. Productions Limited	Y
Director	Galahad Finance Limited	N

6.2 Senior management

Save as set out below, none of the senior managers has held any directorships and/or partnerships (other than in relation to companies in the SLAC group of companies) at any time in the five years prior to the date of this document:

Joseph Iannicelli

Position	Company/Partnership	Position Currently Held (Y/N)
None	None	None

Anne Gunther

Position	Company/Partnership	Position Currently Held (Y/N)
Director (Charity Trustee)	Arts & Business Limited	Y

Mike Hall

Position	Company/Partnership	Position Currently Held (Y/N)
Director	Worldwide Healthcare Associates Limited	Y
Director	Prime Health Limited	Y

Marcia Campbell

Position	Company/Partnership	Position Currently Held (Y/N)
Director	The Financial Services Skills Council	Y
Director	Queen Margaret University College, Edinburgh	Y
Director	HDFC Standard Life Insurance Company Limited	Y
Deputy Chairman	Heng-An Standard Life Insurance Company Limited	Y
Director	Financial Services National Training Organisation	Y

Save as set out above and elsewhere in this document, none of the Directors nor the senior management has any business interests, nor performs any activities, outside the Standard Life Group which are significant with respect to the Standard Life Group.

The business address of each of the Directors and members of the senior management is the Company's registered address at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH.

7. Directors', senior managers' and other interests in the Company

Immediately following Admission, the interests[69] of the Directors, the senior managers and each of their immediate families and related trusts ("Connected Persons") (all of which are beneficial unless otherwise stated) in the Company's issued share capital are expected to be as follows, excluding awards made under the LTIP (as described below):

Director/Senior Manager	Number of Ordinary Shares	Percentage of Ordinary Share capital
Executive Directors		
Sandy Crombie	1,028	+
John Hylands	1,796	+
Trevor Matthews	NIL*	+
Alison Reed	NIL*	+
Keith Skeoch	3,293	+
Non-executive Directors		
Sir Brian Stewart	301	+
Kent Atkinson	NIL*	+
Lord Blackwell	322	+
Gerry Grimstone	252	+
Alison Mitchell	3,874	+
Jocelyn Proteau	188	+
Hugh Stevenson	267	+
Senior Management		
Joseph Iannicelli	185	+
Anne Gunther	185	+
Mike Hall	185	+
Marcia Campbell	2,997	+

* No demutualisation entitlement will be received because the Director was appointed to the Board, and made his or her respective investment in with-profits, after 30 March 2004.

\+ No individual Director or member of the senior management will hold more than 0.0002% of the Company's issued share capital immediately following Admission.

The number of Ordinary Shares shown above reflects the interests of Directors and members of the senior management (and their Connected Persons) in Ordinary Shares (received in their capacity as Eligible Members only) on the basis that any Demutualisation Shares to which they will be entitled under the Demutualisation Share Allocation have been issued. The number of Ordinary Shares shown above also reflects the interest of members of the senior management in the award of 185 Employee Shares to be made to Eligible Employees. The executive Directors have waived their entitlement to the award of 185 Employee Shares to be made to Eligible Employees. In addition, the numbers shown above do not take account of Ordinary Shares in which any Director or member of senior management (or his or her Connected Persons) may become interested as a result of the issue to him or her of any Ordinary Shares as a result of any applications made in the Preferential Offer and the Retail Offer.

Immediately following Admission, the interests of the Directors, members of senior management and their Connected Persons in aggregate are expected to represent approximately 0.0007%% of the Company's issued ordinary share capital.

[69] Interests for these purposes means interests which would be: (i) required to be notified to the Company pursuant to Section 324 or 328 of the Act; or (ii) would be required to be entered in the register of Directors' interests (maintained under the provisions of Section 325 of the Act); or (iii) are interests of a person connected (within the meaning of Section 346 of the Act) with a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

Immediately following Admission, it is expected that executive Directors and members of the senior management will hold awards over Ordinary Shares under the LTIP (as described below), assuming an Offer Price at the mid-point of the Offer Price Range (the actual number of shares will depend, as described in Section 11.2, on the average share price during the period of 20 dealing days commencing with the date of Admission):

Executive Director/Senior Manager	Number of Ordinary Shares	Percentage of Ordinary Share capital
Executive Directors		
Sandy Crombie	984,375	*
John Hylands	279,865	*
Trevor Matthews	406,250	*
Alison Reed	347,089	*
Keith Skeoch	166,067	*
Senior Management		
Joseph Iannicelli	120,532	*
Anne Gunther	197,500	*
Mike Hall	152,500	*
Marcia Campbell	179,167	*

* No individual Director or member of the senior management will hold awards or Ordinary Shares under the LTIP representing more than 0.05% of the Company's issued share capital immediately following Admission.

Save as disclosed above, upon Admission, none of the Directors, members of the senior management nor any of their Connected Persons will have any interest in the Company's share capital and there is no person to whom any capital of any member of the Standard Life Group is under option or agree conditionally or unconditionally to be put under option.

No Director nor any member of the senior management has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the Company's business or any of the Company's subsidiary undertakings and which were effected by the Company or any of the Company's subsidiaries during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

Save in respect of an interest guarantee in relation to a CAD $200,000 loan from Bank of Montreal to Joseph Iannicelli, there are no outstanding loans granted by any member of the Group to any Director or member of the senior management, nor has any guarantee been provided by any member of the Group for their benefit which remains outstanding.

At the date of this document, the Securities Note and the Summary, none of the Directors nor members of the senior management has at any time within the last five years:

- Had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;
- Been adjudged bankrupt or been the subject of any individual voluntary arrangement;
- Been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies);
- Been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;
- Been a partner in a partnership which, while he or she was a partner or within 12 months of his or her ceasing to be a partner, was put into compulsory liquidation or administration or which entered into any partnership or voluntary arrangement, or had a receiver appointed over any partnership asset;
- Had a receiver appointed with respect to any assets belonging to him or her; or
- Has been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary

arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time during which he or she was a director of that company or within 12 months after his or her ceasing to be a director.

Save as described in Section 4 of Part XI of the Securities Note and save for Hugh Stevenson's non-executive directorship of the Financial Services Authority and save for their capacities as persons legally and beneficially interested in Ordinary Shares following Admission, there are:

- No potential conflicts of interest between any duties to the Company of the Directors and members of the senior management and their private interests and/or other duties; and

- No restrictions agreed by any Director or member of the senior management on the disposal within a certain time of their holdings in the Company's securities.

8. Directors' and senior managements' service agreements, remuneration and other matters

Details of the Directors' service agreements are set out in Part VII – "Management And Employees".

Remuneration packages for the Standard Life Group's executive Directors and senior managers comprise: (i) base salary; (ii) a limited number of benefits in kind; (iii) pension provision; and (iv) short-term (annual) bonus and participation in a long-term incentive plan (see Section 11.2 below). The Chairman and non-executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension schemes. Their fees are set by the Board after taking advice from the Group Chief Executive and taking into account their time commitment and responsibility of the roles and the fees paid by other comparable organisations within the financial services sector.

In FY 2005, the amount of remuneration paid (including any contingent or deferred compensation but excluding pension contributions and performance-related long term incentive plan awards) and benefits in kind granted to each of the Directors by SLAC and its subsidiary undertakings for services in all capacities to SLAC and its subsidiary undertakings was as follows:

	Base Salary/Fees	Taxable Benefits	Annual Bonus[i]	Total
	£000	£000	£000	£000
Executive Directors				
Sandy Crombie[a]	656	20	686	1,362
John Hylands[b]	332	17	300	649
Trevor Matthews[c]	475	36	774	1,285
Alison Reed[d]	249	58	220	527
Keith Skeoch[e]	250	16	1,075	1,341
Non-executive Directors				
Sir Brian Stewart	150	–	–	150
David Newlands[f]	80	–	–	80
Kent Atkinson[g]	48	–	–	48
Lord Blackwell[h]	54	–	–	54
Gerry Grimstone[i]	60	–	–	60
Alison Mitchell	50	–	–	50
Jocelyn Proteau[j]	70	–	–	70
Hugh Stevenson[k]	80	–	–	80

(a) *Sandy Crombie's taxable benefits in the above table relate to car allowance, private health scheme, the reimbursement of professional fees and use of company flats.*

(b) *John Hylands' taxable benefits in the above table relate to car cash allowance, private health scheme and the reimbursement of professional fees.*

(c) *Trevor Matthews' taxable benefits in the above table relate to car allowance, private healthcare, use of company flats, life assurance premium, service award and the reimbursement of professional fees. In order to provide compensation for loss of share options and other long-term equity benefits, the Board agreed a non-pensionable personal bonus payment for 2004, 2005 and 2006. For 2005, the Board have approved a personal bonus payment of £363,375 and this is included under annual bonus. Full details of the special recruitment arrangements entered into when hiring Trevor Matthews in 2004, including payments totalling £960,939 which were made in 2005, were fully disclosed in the Remuneration Report in the 2004 Annual Report and Accounts of SLAC.*

(d) *Alison Reed was appointed as a Director on 13 June 2005. Base salary, taxable benefits and annual bonus in the above table relate to the period since appointment to the year-end. Taxable benefits relate to car allowance, private healthcare and a non-benefit bearing pension cash supplement. She has also incurred relocation expenses of £2,322 to date.*

(e) *Keith Skeoch was appointed as a Director on 6 March 2006. Taxable benefits in the above table relate to car allowance, private health scheme, life assurance premium, the reimbursement of professional fees and the use of company flats. Keith Skeoch's remuneration is unaudited.*

(f) *David Newlands resigned as a Director on 6 March 2006.*

(g) *Kent Atkinson was appointed as a Director on 26 January 2005.*

(h) *Lord Blackwell's total fee includes a fee as Chairman of L&P (£4,000).*

(i) *Gerry Grimstone's total fee includes a fee as Chairman of the Remuneration Committee (£10,000).*

(j) *Jocelyn Proteau's total fee reflects the extra responsibilities in relation to Canadian Domestication.*

(k) *Hugh Stevenson's total fee includes a fee as Chairman of Standard Life Investments (£10,000) and as Senior Independent Director (£20,000).*

(l) *Paid in respect of FY 2005.*

In FY 2005, the aggregate amount of remuneration paid (including any contingent or deferred compensation but excluding pension contributions and performance-related long term incentive plan awards) and benefits in kind granted to the members of the senior management by SLAC and its subsidiary undertakings for services in all capacities to SLAC and its subsidiary undertakings was £2,213,000.

In addition to the remuneration to which the executive Directors and members of the senior management are entitled as referred to above, the interests of the executive Directors and members of the senior management in the Group's Long Term Incentive Plans as at 31 December 2005 (being the latest practicable date prior to the publication of this document) described in Section 11.2 below, were as follows:

	Maximum unvested LTIPs outstanding at 31 December 2004[(a)]	Maximum value of LTIPs awarded during 2005[(b)]	Amounts paid in period[(c)]	LTIPs that have lapsed[(d)]	Maximum unvested LTIPs outstanding at 31 December 2005[(e)]	Maximum value of LTIPs that could vest in 2007[(f)]	Maximum value of LTIPs that could vest in 2008[(g)]
	£000	£000	£000	(Unaudited) £000	£000	£000	£000
Directors							
Sandy Crombie	1,136	1,138	–	542	1,732	594	1,138
John Hylands	502	331	–	230	603	272	331
Trevor Matthews[(h)]	–	475	–	–	475	–	475
Alison Reed[(i)]	–	383	–	–	383	–	383
Keith Skeoch[(j)]	–	200	–	–	200	–	200
Senior management							
Joseph Iannicelli[(k)]	212	130	–	75	266	136	130
Anne Gunther	368	230	–	175	423	193	230
Mike Hall	284	176	–	137	323	147	176
Marcia Campbell	265	208	–	129	344	136	208

(a) *This column shows the maximum value of cash awards outstanding at 31 December 2004 and comprises the cash awards made in 2002 and 2003.*

(b) *This column shows the maximum cash value of the 2005 awards which cover the performance period 1 January 2005 to 31 December 2007, with vesting thereafter subject to performance.*

(c) *This column represents the cash amount paid to participants in the 12 month period to 31 December 2005.*

(d) *This column shows the cash awards which have lapsed during the 12 month period to 31 December 2005 due to the performance conditions not being met and represents the full 2002 Plan award.*

(e) *This column shows the aggregate maximum value of awards outstanding at 31 December 2005. For Sandy Crombie, John Hylands, Joseph Iannicelli, Anne Gunther, Mike Hall and Marcia Campbell this comprises the 2003 and 2005 awards. For Trevor Matthews, Alison Reed and Keith Skeoch this comprises the 2005 award only.*

(f) *This column shows the maximum cash value of the 2003 awards which cover the performance period from 16 November 2003 to 15 November 2006, with vesting thereafter subject to performance.*

(g) *This column shows the maximum cash value of the 2005 awards which cover the performance period from 1 January 2005 to 31 December 2007, with vesting thereafter subject to performance.*

(h) *Trevor Matthews has only been employed by the Standard Life Group since 1 July 2004 and hence did not receive awards in 2002 or 2003.*

(i) *Alison Reed has only been employed by the Standard Life Group since 13 June 2005 and hence did not receive awards in 2002 or 2003. She was granted a 2005 award on 13 June 2005 and the maximum value expressed in the above table is pro-rated to reflect this date.*

(j) *Keith Skeoch was appointed as a Director on 6 March 2006. In addition to the disclosed figures, Keith Skeoch participates in the long-term incentive plan of Standard Life Investments. The annual awards from this plan are not subject to a formal limit. During 2005, Keith Skeoch received a payment of £297,990 in relation to the 2001 award. On 22 March 2006, the Remuneration Committee of Standard Life Investments approved a payment of £507,000 in respect of his 2002 award.*

(k) *Joseph Iannicelli's awards are denominated in CAD$ and the exchange rate of £1 = CAD$ 2.005 as at 31 December 2005 (£1 = CAD$ 2.303 as at 31 December 2004) has been used in this table. Changes in the valuation of awards resulting from foreign exchange movements are included in the "LTIPs that have lapsed" column.*

The aggregate of the remuneration paid and benefits in kind (including pension contributions) granted to the executive Directors and members of senior management by the members of the Standard Life Group during FY 2005 amounted to £8.1 million.

Other than as a result of their entitlements as Eligible Members, the Directors and the members of the senior management will not receive any increased remuneration or other benefits as a result of the Proposal. Members of the senior management will receive "free shares" under the arrangements as outlined in Section 10.1 below. The executive Directors have waived their rights to these shares.

9. Interests of principal shareholders and other shareholders

Other than the interests of the Directors and members of the senior management disclosed in Section 8 above and subject to the arrangements referred to in Section 11 below (and assuming no exercise of the Over-allotment Arrangements), the Directors are not aware of any person who, directly or indirectly, immediately prior to and following Admission, will be interested in 3% or more of the Company's issued share capital.

10. Details of all-employee share plans

The Directors believe that appropriately structured long-term incentive schemes based on the Company's Ordinary Shares will:

- Provide a mechanism for rewarding the operational performance of employees;
- Assist in the attraction, retention and motivation of employees for the long-term benefit of the Group; and
- By giving employees the ability to become shareholders, afford them a better understanding of the interests of shareholders and therefore help to align employees' interests with those of the Company's shareholders.

10.1 The Standard Life Share Plan

In order to meet the objectives set out above, the Company has established the Standard Life Share Plan (the "SLSP") for the benefit of all Standard Life Group employees. The SLSP has three distinct parts:

- Part A will be used for UK tax resident employees and is a share incentive plan which has an associated trust deed, both of which are intended to be approved by HMRC;
- Part B will be used for Irish tax resident employees and is a profit sharing scheme which has an associated trust deed, both of which are intended to be approved by the Irish Revenue Commissioners; and
- Part C, which will be used in all other cases.

The SLSP allows for the grant of the following awards:

- "Free Shares": Up to £3,000 of shares or rights to shares (€12,700 under Part B) may be allocated to any employee in any year. Free shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by the relevant legislation. It is intended that on the date of Admission, an award of 185 Ordinary Shares will be made to each eligible employee resident in the United Kingdom, Canada, Ireland, Germany or Austria. The executive Directors have waived their entitlement to these Ordinary Shares. Following Admission, the Company expects to award further Ordinary Shares on an all-employee basis to the extent that the Standard Life Group's profit targets are met and/or exceeded.
- "Partnership Shares": Employees may also be invited to purchase shares directly from their earnings. The market value of such partnership shares which an employee can purchase in any tax year currently may not generally exceed £1,500 (or 10% of the relevant employee's remuneration, if lower). It is intended that this element of the SLSP will be introduced following Admission.

- "Matching Shares": Matching shares are additional free shares, which may be allocated to an employee who purchases partnership shares. The rules of the SLSP reflect current UK legislation and allow for a maximum match of 2:1. It is currently envisaged that up to £25 of matching shares each month may be awarded to employees who buy partnership shares.

Eligibility

All employees of the Company, or of any of its designated participating subsidiaries, are eligible to participate in the SLSP. The Board may require employees to have completed a qualifying period of employment of up to 18 months (or two years under Part B of the SLSP) in order to participate. For the free shares to be awarded on the date of Admission, a six month qualifying period shall apply.

The Chairman and the other non-executive Directors are not eligible to participate in the SLSP, annual bonus plans or long-term incentive plans and this arrangement will not change as a result of the Proposal.

Retention of shares

Free and matching shares awarded under Parts A and B of the SLSP will be subject to a holding period (of three and two years, respectively) as required under relevant tax legislation. Free and matching shares awarded under Part C are structured as rights to acquire shares and, accordingly, when the shares are acquired, they will not be subject to a holding requirement.

Partnership shares purchased by employees will not be subject to a holding period, with the exception of partnership shares purchased by Irish employees that qualify for matching shares, for which a two year holding requirement shall apply.

Forfeiture of shares

Free shares awarded on the date of Admission to eligible employees will not be subject to a risk of forfeiture. It is the current intention of the Remuneration Committee that future awards of free shares on an all-employee basis will not be subject to forfeiture because the making of any awards will depend on the Group's profitability for the preceding financial year.

Partnership shares are purchased by the employees and therefore forfeiture shall not apply. With the exception of awards made to Irish employees, matching shares will be subject to forfeiture for a three year period in the event that the associated partnership shares are sold during that time or in certain cases of cessation of employment.

Cessation of employment

The Board may stipulate at the time of award of free or matching shares that on ceasing employment with the Company or a participating subsidiary within a period of up to three years from the date of award that the shares will be forfeited. In certain circumstances, for example, death, redundancy or retirement forfeiture shall not apply. As explained above, it is currently intended that only the matching shares awarded under Parts A and C of the SLSP will be subject to forfeiture.

Dividends on shares held within the SLSP

Under Parts A and B of the SLSP, an employee will be treated as the beneficial owner of shares held on his behalf by the relevant trustee during the holding period. Any dividends paid on the Ordinary Shares during this time may be used to acquire additional Ordinary Shares for employees or may be distributed to employees. Under Part C of the SLSP, employees will not be treated as the beneficial owner until the risk of forfeiture ceases to apply. At this time, the Board may award further Ordinary Shares or a cash payment broadly equivalent to the dividends that have been paid over the forfeiture period.

Overall dilution limit

Awards can be satisfied using new issues of Ordinary Shares, Ordinary Shares purchased on the market or from treasury shares. The SLSP contains a clause stating that no awards will be granted which would cause the number of Ordinary Shares issued or issuable pursuant to awards granted in the ten calendar years ending with the year of grant under the SLSP or any other employee share plan adopted by the Company or any subsidiary to exceed 10% of the Company's issued Ordinary Share capital.

Any treasury shares transferable or transferred under the SLSP will be deemed to be new shares in the Company when calculating the limit described above for so long as this is required by Association of British Insurers' guidelines.

Rights attaching to shares

Any Ordinary Shares allotted and issued under the SLSP will rank equally with shares then in issue and will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment and issue of the Ordinary Shares.

Corporate events

In the event of a corporate reorganisation, any shares held for participants under Parts A and B of the SLSP may be replaced by equivalent shares in any new holding company and any awards may be replaced with equivalent awards over shares in any new holding company. If a general offer is made to shareholders, or if a scheme of arrangement or a winding-up of the Company is proposed, participants under Parts A and B of the SLSP will be able to direct the relevant trustee as to how to act in relation to their shares. Awards granted under Part C of the SLSP will vest early if one of the events referred to above occurs.

Alterations to the SLSP

The Board may, at any time, alter the SLSP or the associated trusts, provided that prior shareholder approval is obtained for any alterations to the advantage of participants made to the rules of the SLSP or the terms of the trust deed governing eligibility, terms of participation, the overall limit on the allocation of shares and any adjustments that may be made to an award following a rights issue or any other variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to minor alterations made to benefit the administration of the SLSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any company in the Group or the SLSP Trustees.

No alteration to any key feature of Parts A and B of the SLSP (and the relevant trust deeds) will have effect until the UK and Irish tax authorities, respectively, have approved the amendment.

Pensionability

Benefits received under the SLSP will not be pensionable.

10.2 Standard Life Employee Trust

The Standard Life Employee Trust (the "Employee Trust") is constituted by a trust deed made between the Company and Computershare Trustees (C.I.) Limited on 30 May 2006. The Remuneration Committee will have power to appoint and remove the trustee.

The Employee Trust can be used to benefit employees and former employees of the Company and its subsidiaries and certain of their dependents. The Employee Trust will have the power to acquire Ordinary Shares for use in connection with the SLSP and any other employee share plans operated by the Company from time to time.

The Company and its subsidiaries may fund the Employee Trust by loan or gift to acquire Ordinary Shares either by market purchase or by subscription. Any options to subscribe for shares granted to the Employee Trust or shares issued to the Employee Trust will be treated as counting against the relevant dilution limits described in Section 11.2.

The trustee of the Employee Trust will not, without prior shareholder approval, make an acquisition of shares if, as a result of that acquisition, it, together with the unallocated shares held within the trusts associated with the SLSP, would hold more than 5% of the Company's share capital. Further, the trustee of the Employee Trust shall not vote the shares settled on the trust.

11. Details of executive incentive plans

11.1 Short Term Incentive Plan

A new annual bonus plan was introduced across the Standard Life Group (with the exception of Standard Life Investments – see Section 11.3 below) on 1 January 2005. It is a cash plan and the amount of bonus (if any) payable is performance related. Sandy Crombie, John Hylands, Trevor Matthews, Alison Reed and the members of the senior management described above participate in the Group bonus plan. To date, Keith Skeoch has participated in Standard Life Investments' bonus plan.

The amount of annual bonus that can be earned is capped. For 2006, the Group Chief Executive can earn a bonus of 50% of salary for achieving his prescribed performance targets and he has a maximum potential bonus of 100% of salary. For the other executive Directors, the maximum bonus potential is 90% of salary and achieving prescribed performance targets would entitle them to a payment of 45% of base salary. Other named senior management have a maximum bonus potential of 80% of salary.

For executive Directors and the relevant members of the senior management, the Remuneration Committee has determined that 20% of bonus potential will be assessed against the achievement of pre-determined personal targets. The 80% balance of any potential bonus will relate to the financial performance of the Group and the business for which the relevant Director is responsible. For executives solely with Group responsibilities, the payment of the entire 80% of annual bonus potential will depend on the Group's results. For executives with business unit responsibilities, 50% of the total potential bonus will depend on the relevant business unit's performance and 30% will depend on the Group's performance.

Financial performance is measured by comparing the relevant financial year's actual profitability compared to budgeted profitability. For example, EEV profits before tax are used for life and pension businesses and for Standard Life Investments, Standard Life Bank and Standard Life Healthcare, operating profits before interest and tax are used. The Group's profitability is the sum of these businesses' EEV and operating profits. Since each business unit is also expected to operate within clear capital plans, the Remuneration Committee has appropriate discretion to reduce payments on an exceptional basis if capital usage is significantly greater than planned. All payments under the annual bonus plan are taken into account when calculating the profits earned by the Group and/or the relevant business. However, transactional costs associated with the flotation will be excluded. The flotation will not trigger the early payment of any annual bonus, and no annual bonus will be awarded purely as a result of the flotation.

11.2 Long Term Incentive Plan

A new Long Term Incentive Plan (the "LTIP") has been in operation since 1 January 2005. Awards granted in 2005 and 2006 were made under the LTIP by SLAC. The Company has adopted the LTIP to operate over its Ordinary Shares after Admission. The awards take the form of a right to receive a cash payment or a specified number of Ordinary Shares normally three years after grant provided that a performance condition is achieved (please see below) and the relevant executive remains employed by the Group.

Effect of the flotation

The flotation of the Company will not trigger a cash payment or the early vesting of awards. The LTIP awards granted in 2005 and 2006 will convert into awards over Ordinary Shares using the average share price during the period of 20 dealing days commencing with the date of Admission. Their vesting date will remain the third anniversary of the awards' grant date or later if the Remuneration Committee requires more time to assess whether or not the performance condition has been met. As an illustration, the maximum number of shares that could be issued to satisfy LTIP awards granted in 2005 and 2006 which will convert into ordinary shares following Admission is 7.7 million, assuming an Offer Price at the mid-point of the Offer Price Range (although the actual maximum number of shares will depend, as described above, on the average share price during the period of 20 dealing days commencing with the date of Admission).

There are some outstanding awards granted under previous long term incentive plans which are, and will remain, cash-based. Flotation of the Company will not affect these awards. The maximum amount payable in cash (assuming full vesting of these awards) is £10,404,925.

All awards to be granted after Admission are expected to take the form of a right to receive Ordinary Shares, unless securities laws or other compelling reasons mean that this is not practicable, in which case cash awards will be made.

Eligibility

All employees and executive Directors of the Group will be eligible to participate in the LTIP at the discretion of the Remuneration Committee. In 2005 and 2006, approximately 80 of the Company's most senior executives, including the executive Directors, were selected by the Remuneration Committee to participate in the LTIP.

Grant of awards

Following Admission, awards may be granted within the six weeks following the announcement by the Company of its results for any period or at any other times in circumstances considered by the Remuneration Committee to be sufficiently exceptional. It is envisaged that the next grant of awards will be made in 2007 following the announcement of the Company's results for the year ending 31 December 2006. No new grants will be made at or around the time of Admission. No awards may be granted under the LTIP after 31 December 2014.

Non-transferability of awards

Awards are not transferable other than to the relevant participant's personal representatives in the event of his or her death.

Pensionability

No benefit received under the LTIP will be pensionable.

Limit on individual participation

The maximum total market value of the Ordinary Shares over which an award may be granted to any individual in any single financial year of the Company is 200% of his or her salary.

Dilution limits

Awards can be satisfied using new issues of Ordinary Shares, Ordinary Shares purchased on the market or from treasury shares. The LTIP contains clauses stating that:

- No awards will be granted which would cause the number of Ordinary Shares issued or issuable pursuant to awards granted in the ten calendar years ending with the year of grant under the LTIP or any other executive share plan adopted by the Company or any subsidiary to exceed 5% of the Company's issued Ordinary Share capital; and

- No awards will be granted which would cause the number of Ordinary Shares issued or issuable pursuant to awards granted in the ten calendar years ending with the year of grant under the LTIP or any other employee share plan adopted by the Company or any subsidiary to exceed 10% of the Company's issued Ordinary Share capital.

Any treasury shares transferable or transferred under the LTIP will be deemed to be new shares in the Company when calculating the limits described above for so long as this is required by Association of British Insurers' guidelines on remuneration.

Performance condition

Awards will be granted subject to a performance target specified by the Remuneration Committee. When granting each set of awards, the Remuneration Committee will satisfy itself that the nature and range of the chosen performance condition is appropriate.

The performance target set for the 2005 and 2006 grants is based on the Group's return on capital. Return on capital is defined as the sum of the operating profits of Standard Life Bank, Standard Life Healthcare and Standard Life Investments and the EEV profits of the United Kingdom, Canadian and International life and pension businesses divided by a Group capital figure as defined in the rules of the LTIP.

The target is set on a sliding scale basis and performance will be measured over a three year period. In light of the Company's transition to reporting European Embedded Value profits, for the 2005 awards, the return on capital for the financial year ending 31 December 2007 will be compared to the target set at the time of grant. For the 2006 awards, the return on capital over the two financial years ending 31 December 2008 will be compared with the target. For 2007 and later awards, it will be possible to measure the return on capital targets over the whole three year period. If the performance condition is not met at the first and only review at the end of the performance period then the awards lapse.

For the 2005 and 2006 awards, the Group's capital has been defined as the Group's opening EEV for the financial year being reviewed. For the 2005 grants, the vesting schedule is as follows:

Performance level	Return on capital	Level of vesting
Threshold	9.0%	30%
Target	9.5%	50%
Stretch	10.5%	100%

For a return of capital of less than 9.0%, the 2005 awards will lapse without vesting. For a return on capital of between 9.0% and 9.5% and between 9.5% and 10.5% straight line pro-rating of vesting will apply (therefore a return of capital of 10.0% will give vesting of 75%).

In determining the vesting schedule for the 2006 awards, the Remuneration Committee will:

- Apply the same structure of threshold, target and stretch points with straight line pro-rating between these points;
- Measure performance over the combined return of capital over 2007 and 2008 with the calibration being expressed as a compounded annual return;
- Ensure the threshold performance level will be higher than that applying to the 2005 grant to reflect further improvement in the Group's return on capital;
- Ensure the return on capital defined as target performance will be more demanding than that applying to the 2005 grants;
- Take account of the levels of return on capital being made by the Company's competitors on comparable business when defining the stretch performance level;
- Ensure that no special treatment will be accorded to the capital raised on flotation when setting the targets; and
- Disclose the vesting schedule in the Company's 2007 remuneration report.

Finally, the return on capital performance condition is underpinned by the Group Remuneration Committee having a power to adjust the resulting vesting level in light of actual versus expected cash generation over the performance period. This should ensure that management is encouraged to write the right balance of short, mid and long term profitable business.

Change of control

In the event of a takeover, scheme of arrangement or winding up of the Company (not being an internal reorganisation) an award will vest early, to the extent that the performance condition has been satisfied, and, subject to the Remuneration Committee's discretion to disapply the performance condition, pro rata to the time that the award has been outstanding compared to the anticipated vesting period (normally three years). Any internal reorganisation would not result in the accelerated vesting of any awards and, instead, it is expected that awards would be replaced by new awards over shares in any new holding company.

Leavers

Awards will ordinarily lapse on cessation of employment. However, awards will not lapse in the event of an optionholder's death, or cessation of employment by reason of injury, ill-health, disability, redundancy, retirement or where the optionholder's employer or business unit ceases to be within the Group or in other circumstances if the Remuneration Committee so determines. Where awards do not lapse then they will vest on the normal vesting date (as if employment was continued), but only to the extent that the performance condition is satisfied at that later time. Time pro-rating will also apply to the vesting unless the Remuneration Committee determines otherwise.

Rights attaching to shares

Shares allotted under the LTIP will rank equally with all other Ordinary Shares in issue but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the shares to be admitted to the Official List. At the time of grant, the Remuneration Committee may decide that participants should be entitled to receive a cash payment or an equivalent value of Ordinary Shares, on or shortly following the vesting of their awards, of an amount equivalent to the dividends that would have been paid on the vested shares between the time when the awards were granted and the time when they vest. However, awards granted before Admission will not carry this right.

Variation of capital

In the event of any variation of share capital, a demerger, the payment of a special dividend or any other event which would affect the market price of shares to a material extent, the Remuneration Committee may make such adjustments as it considers appropriate to adjust the number of shares subject to an award or that will be delivered on the exercise of an award and/or the price payable (if any) to acquire the shares subject to the award.

Alterations

The Remuneration Committee may at any time alter or add to the LTIP or the awards made under it in any respect. However, following Admission, this power will be subject to the proviso that the prior approval of shareholders will have to be obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of shares and transfer of treasury shares, the basis for determining a participant's entitlement and the terms of the cash or Ordinary Shares to be provided under the LTIP and the adjustments to awards that may be made following a variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any Group company. The above does not restrict the ability of the Remuneration Committee to adjust the performance condition to take account of supervening events in circumstances where the Remuneration Committee, acting fairly and reasonably, considers that the condition does not achieve its original purpose and provided that any altered condition is not materially less difficult to satisfy than the unaltered condition before the event in question.

Extension of the LTIP overseas

When adopting the LTIP, the Board reserved the power to extend the LTIP to countries outside the United Kingdom. To do this, the Board may need either to add schedules to the LTIP or to establish other plans based on the LTIP which will take account of local tax, exchange control or securities laws in the relevant jurisdictions but will be subject to the same individual grant and dilution limits as described above.

In order to facilitate the aligning of executive and shareholder interests, the Company has established Share Ownership Guidelines, which set senior executive share ownership targets (100% of salary for Directors and 50% of salary for business unit chief executive officers and their equivalents). In order to achieve the relevant target, executives are expected to retain shares to a value of at least 50% of the net of tax gain from LTIP awards until the guidelines are satisfied. Further, executives will be expected to retain any shares acquired by them or their family members until the relevant target has been met. These targets are reviewed periodically by the Remuneration Committee. Although there is no formal penalty for non-compliance with the guidelines, the Remuneration Committee will take into account any executive's compliance with the guideline as part of its deliberations when granting LTIP awards.

11.3 Standard Life Investments

Standard Life Investments operates its own cash bonus plans that are consistent with the practices of competing fund managers. There are three incentive arrangements, none of which operate over Ordinary Shares.

Personal bonus plan

This a discretionary annual cash bonus plan that rewards personal performance and team investment performance. Keith Skeoch's personal performance bonus is capped at 150% of salary and will be assessed by Standard Life Investments' remuneration committee.

Company bonus plan

This annual cash bonus plan rewards participants by reference to Standard Life Investments' investment performance over the year. Under this plan, Keith Skeoch's bonus is uncapped and again will be determined by the remuneration committee of Standard Life Investments each year.

Standard Life Investments long-term incentive plan

The purpose of this incentive arrangement is to provide selected executives of Standard Life Investments with the opportunity to share in the longer term success of Standard Life Investments by rewarding them for contributing to the future growth in value of Standard Life Investments. Since the introduction of an arms' length fee agreement between Standard Life Investments and SLAC, this incentive plan is built round the actual profit growth of Standard Life Investments over a three year performance period compared to the expected profit growth over this period. It is a cash arrangement that does not operate over Ordinary Shares. Instead, participants share in a cash bonus pool of up to 15% of Standard Life Investments' profits of the third year in the performance period adjusted by a market value capital factor, which is based upon the change in the price earnings ratio of the FTSE General Financials sector over the performance period. The profit performance condition is underpinned by an investment performance target. At the end of the three year performance period, the bonus pool is calculated having regard to the extent that the performance conditions have been met and by applying the market value factor. Individual allocations are then calculated by reference to the points held by each participant compared to the total number of points that remain in allocation; participants who leave during the three year performance period generally lose their points. Any cash payments are then paid at the first practical payroll date following determination.

12. Pensions

The pension interests of the Directors and members of the senior management as at 31 December 2005 are set out below:

	Age at 31 Dec 2005	Years of pensionable service at 31 Dec 2005	Accrued entitlement at 31 Dec 2004 or date of retirement	Additional pension earned during the year	Additional pension earned in excess of inflation	Transfer value of additional pension in excess of inflation	Accrued entitlement at 31 Dec 2005 or date of retirement	Transfer value of pension at 31 Dec 2004	Increase in transfer value	Transfer value of pension at 31 Dec 2005 or date of retirement
			£000	£000	£000	£000	£000	£000	£000	£000
Directors[1]										
Sandy Crombie[a]	56	36	388	41	29	570	429	6,669	1,633	8,302
John Hylands[b]	54	29	159	7	2	33	166	2,142	363	2,505
Trevor Matthews[c]	53	1	2	3	3	55	5	22	61	83
Sir Brian Stewart[d]	60	10	5	–	–	–	5	77	12	89
Keith Skeoch[e]	49	6	9	2	2	22	11	96	30	126

[1] Alison Reed commenced employment on 13 June 2005 and was ineligible to join the final salary pension scheme which was closed to new entrants from 16 November 2004. She receives a non-consolidated cash supplement of 25% of base salary.

(a) *Sandy Crombie's increase in transfer value (£1,633,000) includes an employer contribution of £14,165 resulting from his decision to forego this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report & Accounts of SLAC for 2004. From 6 April 2006, Sandy Crombie has elected not to receive any further service accrual and receives a non-consolidated cash supplement of 25% of base salary.*

(b) *John Hylands' increase in transfer value (£363,000) includes an employer contribution of £7,115 resulting from his decision to forego this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report & Accounts of SLAC for 2004. From 6 April 2006, John Hylands has elected not to receive any further service accrual and receives a non-consolidated cash supplement of 25% of base salary.*

(c) *Trevor Matthews' total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. (Base salary for this purpose is basic salary earned in the 12 months before the earlier of death, retirement or leaving pensionable service). These benefits were provided as far as possible under the UK defined benefit scheme and the balance via unfunded unapproved arrangements. The accrued pension and transfer value at 31 December 2005 were £6,575 and £147,000, respectively. The increase in transfer value (£61,000) includes an employer contribution of £10,198 resulting from his decision to sacrifice this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report & Accounts of SLAC for 2004.*

(d) *Sir Brian Stewart was a member of a scheme which provided pensions based on final fees payable in respect of services as a director of SLAC. SLAC wound up this scheme on 16 November 2001 and he is no longer entitled to earn pension benefits from SLAC.*

(e) *Keith Skeoch was appointed a Director on 6 March 2006. His total contractual pension entitlement is 1/60th of uncapped base salary for each year of company service. (Base salary for this purpose is basic salary earned in the 12 months before the earlier of death, retirement or leaving pensionable service). These benefits were provided as far as possible under the UK defined benefit scheme and the balance via unfunded unapproved arrangements. The accrued pension and transfer values at 31 December 2005 were £16,045 and £334,000, respectively. The increase in transfer value (£30,000) includes an employer contribution of £5,323 resulting from his decision to forego this element of his salary in order to retain a 1/60th accrual rate, details of which were fully disclosed in the Annual Report & Accounts of SLAC for 2004. From 6 April 2006, Keith Skeoch has elected not to receive any further service accrual and receives a non-consolidated cash supplement of 25% of base salary. Keith Skeoch's pension interests are unaudited.*

In FY 2005, the aggregate amount set aside or accrued by SLAC and its subsidiary undertakings to provide pensions, retirement or similar benefits for the Directors and members of the senior management was £14,561,001.

12.1 United Kingdom

In the United Kingdom, the Company operates a final salary pension scheme which is contracted-out of the second tier state pension scheme. The scheme was closed to new entrants, including any new Directors, from 16 November 2004 (other than in respect of those employees aged under 20 on this date, or those individuals who held firm offers of employment from the Group), from which time all new employees have been offered participation in a group personal pension scheme.

The normal retirement age for both arrangements is 60. Some staff who joined the Group prior to 1982 have a normal retirement age between 60 and 65.

Final Salary Pension Scheme

The accrual rate prior to 16 November 2004 was 1/60th of final salary for all members. From this date, all members, including executive Directors, decided whether to agree to sacrifice a percentage of pensionable salary in order to retain this level of accrual or to accept a lower future accrual rate of 1/80th of pensionable salary. The level of sacrifice from 16 November 2004 was 2% of pensionable salary. This increased to 3.5% from 16 November 2005 and will increase to 5% of pensionable salary from 16 November 2006.

Pensionable salary for all members other than members of the field force, shift workers or individuals appointed as executive Directors on or after 27 August 2002, is based on annual basic salary. Members of the field force and shift workers have bonus commission and shift allowance, respectively, included in the calculation of pensionable salary. Executives who joined the company after June 1989 have their benefits increased to the "uncapped level" through a combination of funded and unfunded unapproved arrangements. For individuals appointed as executive Directors on or after 27 August 2002, the pensionable salary is defined as basic salary in the 12 months before the earlier of death, retirement or leaving pensionable service.

Post-retirement increases in pensions accrued prior to 6 April 1997 are discretionary and in the past have been based on retail price index inflation. For UK executive Directors with service prior to 1982 (Sandy Crombie and John Hylands only), a past commitment has been made that up to the age of 65, annual pension increases should be made in line with salary inflation and, in the case of John Hylands, that he would be able to accrue by age 60 the level of pensionable service that would have applied at age 65.

As part of the Remuneration Committee's review of executive pension provision described below, it requested Sandy Crombie and John Hylands to forego the special increase provision for service after 6 April 2006. As compensation for this, the Group made a contribution of £35,600 for Sandy Crombie and £38,100 for John Hylands in March 2006 into their respective Retirement Account Plans, which are ear-marked money purchase arrangements within a policy attached to the main staff defined benefit scheme. The payments were calculated by the Scheme Actuary and were based on the present value of the difference between the special pension increase rate and the normal increase rate for service after 5 April 2006.

John Hylands continued to accrue pensionable service as described above to 5 April 2006. He elected to opt out of the scheme from 6 April 2006 and the Remuneration Committee has indicated that he will receive compensation on a cost neutral basis at his retirement date for any loss of accrued service.

For death whilst in service, members are covered for a lump sum of four times pensionable salary together with a spouse's pension of up to one-third of pensionable salary. Children's pensions are also payable.

For death whilst in retirement, a spouse's pension of up to two-thirds of the member's pension is payable.

Whilst in service, members are also covered for ill-health/disability protection. The pension payable is dependent on completed service and is restricted to a maximum of the pension the member would have received had they stayed in service until normal retirement age.

The final salary pension scheme is valued on a triennial basis with the most recent valuation performed by an independent firm of actuaries as at 1 January 2005. On that date, the market value of the assets held in a separate trustee administered fund was £805,229,000. For the purpose of the valuation it was assumed that the investment return would exceed the rate of increase in salaries by 3.1% per annum and would exceed the rate of increase in present and future pensions by 2.75% per annum. The actuarial value of the defined benefit scheme's assets represented 94% of the benefits which had accrued to members after allowing for expected future increases in earnings and pensions. The actuary recommended future contributions be increased from 18% to 19.5% of total pensionable pay.

It has been agreed with the trustees of the SLSPS, who include John Hylands, Alison Mitchell and Keith Skeoch, that the Company will procure the payment of deficit reduction contributions to the scheme (in addition to normal contributions assessed from time to time in respect of ongoing benefit accrual) of: (i) £50 million on or before the later of 30 September 2006 and the receipt by the Group of the proceeds of the Offers (and in any event by no later than 29 December 2006), and (ii) further contributions totalling £150 million payable in twice yearly £10 million instalments. SLAC has indicated that the Company would wish to review this deficit contribution programme if the scheme's IAS19 deficit should fall by more than £20 million other than as a result of these deficit payments. The current contribution rate of 19% of pensionable salary will continue until the next actuarial valuation of the scheme. Based on this agreement, the trustees have confirmed that they currently see no reason why they should seek additional deficit contributions to the SLSPS over the next 5 years.

It has also been agreed that the Company will guarantee the obligations of SLESL to the SLSPS, which guarantee will fall away and cease to be of further effect on the 15th anniversary of the demutualisation of SLAC.

On the basis that the Company will undertake to inform the trustees of certain matters in respect of any dividend payment, the trustees have also consented to the proposed reduction of capital by the Company.

Based on the above commitments from the Company and the independent advice received by them, the trustees of the SLSPS have confirmed that on the basis of the information which SLAC has provided to them and their advisers and subject to the assumption that the proceeds of the Offers will be at least £1.1 billion, they are content that the position of the SLSPS at the point of demutualisation of SLAC will not be adversely affected by the demutualisation of SLAC and the Offers.

Group Personal Pension Scheme

With effect from 16 November 2004, new employees are eligible to join a defined contribution group personal pension scheme. The premiums paid in respect of a member are invested in policies issued by the Company to that individual. The scheme had no outstanding or prepaid amounts at the period end.

The Company pays a core contribution of 4% of pensionable salary and, in addition, matches employee salary sacrifice contributions up to a maximum of 5%. This gives a maximum Company contribution of 9% of pensionable salary.

Death in service and ill-health/disability provision are provided in the final salary pension scheme on the same basis as applies to members in the scheme but allowing for the funds built up in the defined contribution scheme from company contributions.

Additional Voluntary Contributions

Members of the pension schemes have the ability to pay additional voluntary contributions or to sacrifice salary to secure additional pension entitlements.

Pension Simplification options

The Remuneration Committee has reviewed the Group's executive pension provision in the light of the changes in pension legislation which became effective from 6 April 2006. Those executive Directors who joined the Group before 16 November 2004 (Sandy Crombie, John Hylands, Trevor Matthews and Keith Skeoch) had the option to:

- Retain membership of the defined benefit pension scheme on existing terms;
- Forego 5% of base salary which the employer will inject into a defined contribution scheme along with a further contribution of 27.5% of base salary; or
- Receive a non-consolidated cash supplement of 25% of base salary.

Sandy Crombie, John Hylands and Keith Skeoch have elected to forego any future service accrual in the SLSPS and from 6 April 2006 have elected to receive a non-consolidated cash supplement of 25% of base salary.

Executive Directors who joined the Group after 16 November 2004 have the option to either join the defined contribution scheme or to receive a cash supplement as described above.

Senior managers who are members of the Group Executive Committee and who joined the Group before 16 November 2004 will have the option to:

- Retain membership of the defined benefit pension scheme on existing terms;
- Forego 5% of base salary which the employer will inject into a defined contribution scheme along with a further contribution of 22.5% of base salary; or
- Receive a non-consolidated cash supplement of 20% of base salary.

Senior managers who are members of the Group Executive Committee and who joined the Group after 16 November 2004 have the option to either join the defined contribution scheme or receive a cash supplement as described above.

12.2 Canada

The final salary pension scheme encompasses defined benefit and defined contribution elements. To 31 December 2004, the defined benefit accrual rate was 1/60th. From 1 January 2005, the defined benefit accrual rate is 1/80th. All employees are required to contribute 25% of the pre-1 January 2005 defined benefits cost into their defined contribution accounts. For employees who choose the defined contribution option, SLCC contributes an amount equivalent to the cost of the defined benefits. The plan applies to all employees. The normal retirement age is 65, however, unreduced early retirement is available at 62 provided the relevant member has 20 years' service.

For death during pensionable service, a lump sum equal to the commuted value of the pension accrued after 1 January 1987 is payable to the surviving spouse.

The Canadian defined benefit scheme is valued on a triennial basis with the most recent valuation performed by an employee of the Company as at 15 November 2004. On that date, the market value of the assets held in a separate trustee administered fund for both defined benefit and defined contribution elements was £102 million. For the purpose of the valuation it was assumed that the investment return would exceed the rate of increase in salaries by 2% per annum and would exceed the rate of increase in present and future pensions by 5% per annum. The actuarial value of the defined benefit scheme's assets represented 97.7% of the benefits which had accrued to members, after allowing for expected future increases in earnings and pensions. The actuary recommended future contributions be decreased from 12.2% to 8.5% of total pensionable pay.

12.3 Ireland

The final salary pension scheme is a defined benefit scheme, with an accrual rate of 1/60th. The plan applies to all employees and the normal retirement age is 60.

For death in pensionable service, a life assurance benefit will be paid. The amount of the life assurance benefit will normally be equal to four times pensionable salary. In addition, a surviving spouse will receive a pension, equating to one third of pensionable salary. Children's pensions are also payable, equating to one quarter of the widow's or widower's pension multiplied by the number of qualifying children (maximum of four children).

The Irish defined benefit scheme is valued on a triennial basis with the most recent valuation performed by Mercers as at 16 November 2003. On that date, the market value of the assets held in a separate trustee-administered fund was €36,437,000. For the purpose of the valuation, it was assumed that the investment return would exceed the rate of increase in salaries by 4.25% per annum and would exceed the rate of increase in present and future pensions by 2.25% per annum. The actuarial value of the defined benefit scheme's assets represented 90% of the benefits which had accrued to members, after allowing for expected future increases in earnings and pensions. The actuary recommended future contributions be increased from 5.7% to 18.9% of total pensionable pay.

12.4 Germany

The pensionable age for all staff is 65.

Group employees in Germany can make provision for pension, death and disability through individual "Direktversicherung" contracts effected by Standard Life Germany. These are defined contribution arrangements with a guaranteed minimum maturity value.

Employees who were employed before 1 January 2005 benefit from a non-contributory employer-funded Direktversicherung, although the degree of employer-funding depends on the date employment commenced and whether the individual is a "manager".

The Group pays the maximum tax-privileged premium (currently €1,752 per annum) for all employees whose employment commenced by 31 October 2000 and for all managers whose employment commenced by 31 December 2004.

The Group pays half the maximum tax-privileged premium (i.e. €876 per annum) for all employees who are not managers (if their employment commenced after 31 October 2000 but prior to 31 December 2004). These individuals can choose to set up an additional Direktversicherung as employee-financed on a salary-sacrifice basis.

For Direktversicherung contracts starting prior to 1 January 2005, the contributions in respect of the Direktversicherung contract are taxed at a flat rate of 20% according to § 40b EStG (EStG = Einkommensteuergesetz; version as at 31 December 2004), if the annual premium per employee does not exceed €1,752 per annum. This flat rate of tax can be paid either by the employer or passed to the employee. The Group has elected to pay this tax on behalf of the relevant employees.

Some employees also chose an additional Direktversicherung contract (in cases where the employer-funded Direktversicherung contract was less than €1,752 per annum and the sum of both premiums did not exceed €1,752 per annum) via salary-sacrifice. For this additional employee-funded Direktversicherung contract, the contributions are also taxed at a flat rate of 20% according to § 40b EStG. Again, this flat rate of tax can be paid either by the employer or passed to the employee. The Group has elected to pay this tax on behalf of the relevant employees.

For employees whose employment commenced after 1 January 2005, there is no employer-funded Direktversicherung. These individuals can opt to set up an employee-financed Direktversicherung on a salary-sacrifice basis.

For Direktversicherung contracts starting on or after 1 January 2005, the contributions (salary-sacrifice plus an employer subsidy of 20% of the relevant employee's chosen contribution level) are not subject to tax according to § 3 No. 63 EStG provided that the employee contributions plus the subsidy do not exceed the maximum permitted premium (i.e. 4% of the social security ceiling in West Germany, for example, in 2006, the maximum permitted premium is €2,520 per annum).

Death and disability benefits under employer-funded Direktversicherung contracts are as follows:

- At death before the agreed pension date, a lump sum the greater of the Direktversicherung's guaranteed death benefit or the fund value at date of death; and

- An occupational disability benefit of a monthly disability pension of €500, and the Group insures the payment of the Direktversicherung premiums.

Death and disability benefits under employee-funded Direktversicherung contracts are as follows:

- In relation to employee-funded Direktversicherung contracts starting prior to 1 January 2005 and where death occurs prior to the agreed retirement date, a lump sum equal to the greater of the fund value at the date of death or the sum of premiums paid up to that date; and

- In relation to employee-funded Direktversicherung contracts starting on or after 1 January 2005 and where death occurs prior to the agreed retirement date, either a lifelong spouse's pension or a temporary child's pension up to the age of 18. The purchase price of the pension will be equal to the greater of the fund value at the date of death, the sum of premiums paid up to that date or, where the employee has opted for its inclusion in the contract, the guaranteed death lump sum (which is a maximum of €50,000). The spouse or child can elect to receive cash instead of a pension.

In addition, regardless of the start date of an employee-funded Direktversicherung contract, if the employee elects the disability benefit waiver of premium feature, the Group will insure the payment of premiums under the contract.

12.5 Austria

Staff employed in Austria qualify for an equivalent arrangement as exists for German staff. The level of benefit is determined by the employment commencement date and role, i.e. "manager" or "staff". In Austria, the tax situation is such that the first €25 premium per month to the pension arrangement are not subject to tax. Staff have to pay tax on any excess premium over €25 per month. The Group makes a compensatory payment to Austrian staff to offset this higher tax liability.

Death, dependants' and disability benefits are as for German staff, as set out above.

12.6 Asia

Apart from UK expatriate staff working in joint ventures in India and China and who are members of the SLSPS, the Group makes no company pension arrangements for its employees in Hong Kong and China. It does participate in those jurisdictions' mandatory social insurance/pension arrangements and in Hong Kong, as is common in that financial services industry, also contributes on a voluntary basis to a Mandatory Provident Fund Top-Up Plan on behalf of staff.

13. Principal subsidiaries and associated undertakings

After the Effective Date, the Company will be the parent company of the Standard Life Group. A full list of the Company's principal subsidiaries and associated undertakings at that time which are considered by the Company to be likely to have a significant effect on its assessment of assets and liabilities, financial position and/or profits and losses is set out below:

Name	Percentage of ownership interest and voting power	Field of activity	Country of incorporation	Registered office
Standard Life Assurance Limited	100%	Life assurance and pensions business	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
The Standard Life Assurance Company of Canada	100%	Life assurance	Canada	The Standard Life Building 1245 Sherbrooke Street West, Montreal H3G 1G3
The Standard Life Assurance Company 2006	100%	Residual mutual company holding life assurance and pensions business	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
Standard Life Investments Limited	100%	Investment management	Scotland	1 George Street, Edinburgh EH2 2LL
Standard Life Bank Limited	100%	Provision of banking services	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
Standard Life Healthcare Limited	100%	Provision and administration of medical and other health insurance products	England and Wales	Wey House, Farnham Road, Guildford, Surrey GU1 4XS
Standard Life Investment Funds Limited	100%	Reassurance of linked long-term life assurance business	Scotland	Standard Life House, 30 Lothian Road Edinburgh EH1 2DH
Standard Life Pension Funds Limited	100%	Provision of pension fund business and management services for pension funds based in the United Kingdom and the Republic of Ireland. Reassurance of Group life assurance contracts in respect of UK pensions business	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
Standard Life Savings Limited	100%	Administration of Individual Savings Accounts (ISAs)	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
Standard Life Direct Limited	100%	Direct Sales operation	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH
Standard Life International Limited	100%	Life assurance	Ireland	90 St Stephen's Green, Dublin
Standard Life European Private Equity Trust PLC	51.2%	Investment trust business	Scotland	1 George Street, Edinburgh EH2 2LL
Standard Life (Asia) Limited	100%	Life assurance	Hong Kong	53/F The Center, 99 Queen's Road, Central, Hong Kong
Standard Life Employee Services Limited	100%	Service company to members of the Standard Life Group	Scotland	Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH

14. Principal investments

Securitised mortgages and related assets

During 2003, 2004, 2005 and 2006, SLB sold portfolios of residential mortgage loans with an aggregate current book value of £6.08 billion to Lothian Trustees Limited (the "Trust"). Lothian Funding Limited

("Funding") and SLB each acquired, at book value, a beneficial interest in the Trust property. Funding financed its acquisition through borrowing from its subsidiary companies, Lothian Mortgages (No1) plc, Lothian Mortgages (No2) plc, Lothian Mortgages (No3) plc, Lothian Mortgages (No4) plc and Lothian Mortgages Master Issuer plc. These special purpose vehicles financed their loans to Funding through the issue of mortgage backed floating rate notes.

Investments in Joint Ventures and Associated Undertakings

	Q1 2006	FY 2005	FY 2004
	£million	£million	£million
Beginning of period	2,608	1,891	1,832
Income arising from associates and joint ventures	28	99	86
Net increase in investment vehicle holdings	406	648	61
Additions	–	48	–
Disposals	–	–	(54)
Dividends received	(28)	(90)	(63)
Other	1	12	29
Total at end of period	3,015	2,608	1,891

The Group's principal associate undertaking is Standard Life Investments (Global Liquidity Funds) plc. The Group also has certain investments where its holding exceeds 20% of the equity share capital of the investees without being able to exercise significant influence over their financial and operating policies. Certain investments held by mutual funds, unit trusts and unit-linked insurance funds are therefore not treated as associates. Their operations are not significant in relation to the financial statements of the Group.

The Group also invests in several joint ventures, all of which are unlisted. The Group's principal joint ventures are two Indian joint ventures, HDFC-AM (in which the Group holds a 49.9% interest) and HDFC-SL (in which the Group holds a 18.68% interest) and a joint venture with Tianjin Teda Investment Holding Co. Ltd, HASL (in which the Group holds a 50% interest).

Investment Property

Both SLIF and SLAC hold a number of direct property investments. SLH holds a number of leasehold occupational interests. The Group also owns a selection of European investment properties, which are held through The Standard Life Assurance Company of Europe (Nederland) BV, itself a subsidiary of SLAC.

Other Investments

For details of the Group's other investments, please see Section 9 of Part VI – "Information About The Standard Life Group".

Capital Commitments

The Group had capital commitments of £319 million at 31 December 2005, primarily relating to contractual obligations in relation to capital expenditure on investment properties. Please see Note 33 'Commitments' of the IFRS HFI set out in Section B of Part X – "Historical Financial Information".

15. Related party transactions

For each of FY 2003, FY 2004 and FY 2005, the members of the Group have entered into such related party transactions as are set out in Note 34 to the Historical Financial Information set out in Section A of Part X – "Historical Financial Information" and Note 30 to the Historical Financial Information set out in Section B of Part X – "Historical Financial Information".

In the normal course of business, members of the Group enter into transactions with related parties that relate to their life assurance and pension, investment management, banking and and healthcare businesses. These related party transactions are at arm's length.

Since 1 January 2006, members of the Group have entered into the following related party transactions:

Service Company Arrangements

Background

Following the strategic review in 2004, the arrangements to provide human resources, facilities, legal and IT services (the "Shared Services") that SLAC had previously provided to various members of the Group were reorganised with effect from 1 January 2005. This reorganisation was implemented by the creation of a dedicated services company, Standard Life SSC Limited ("SLSSC"). SLAC transferred assets held by it and used in connection with the provision of the Shared Services to SLSSC by way of an asset sale agreement for a consideration of approximately £17,000,000. At the same time, a further new subsidiary of SLAC, Standard Life Employee Services Limited ("SLESL") was created and all existing SLAC employees as at 1 January 2005 who were members of SLSPS transferred to SLESL with effect from that date.

SLSSC Shared Service Agreements

SLSSC entered into Shared Service Agreements with SLCC, SLB, SLH, SLAC and SLI each of which was effective from 1 January 2005. Under these Shared Service Agreements, SLSSC agreed to provide services to specified service levels at fee rates to be reviewed annually and otherwise on arm's length terms.

2006 Service Company Arrangements

In early 2006, a decision was taken to consolidate the supply of Shared Services to members of the Group by the merger of SLESL and SLSSC. With effect from 1 January 2006, SLESL became the principal services company within the Group and SLSSC became an operating division of SLESL. To facilitate this, SLSSC's assets and liabilities (as at 31 December 2005) were transferred to SLESL pursuant to a second asset sale agreement for a consideration of £14,426,789. SLSSC's Shared Service Agreements with each of SLI, SLB and SLH were assigned to SLESL and SLSSC's Shared Service Agreements with SLC and SLAC were terminated, all with effect from 1 January 2006. SLESL entered into Combined Services Agreements (see below) with various Group entities.

Combined Services Agreements

SLESL has entered into Combined Services Agreements (each taking effect from 1 January 2006) under which it has agreed to provide some or all of the Shared Services, life and pensions operational services, group corporate centre services and employee services to each of SLAC (UKL&P), SLAC (Asia Pacific), SLAC (Irish Branch), SLAC (German Branch), SLAC (Canadian Branch), SLCC, SLIF, SLD, SLSL, SLPF, SLIL, SLI, SLB and SLH.

SLSSC Supplemental Agreement and the SLESL Asset Sale Agreement

It is intended that SLESL be the counterparty to all group supply contracts (i.e. non-insurance related contracts). As described above, certain contracts transferred from SLAC to SLSSC pursuant to an asset sale agreement. In the context of demutualisation and to ensure that all group supply contracts could be transferred effectively from SLAC to SLESL (thereby ensuring that all non-insurance business was transferred out of SLAC for regulatory reasons), a supplemental agreement reversing the transfer of contracts from SLAC to SLSSC was entered into taking effect on 1 January 2006. Consideration under this supplemental agreement was £5,696,595. To effect the transfer of all group supply contracts from SLAC to SLESL, SLAC and SLESL entered into an asset sale agreement on 31 January 2006. The consideration was £5,696,595.

Additional Service Company Agreements

Letters from SLAC to the recipients (from time to time) of GCC Services

Under a letter dated 1 January 2006, SLAC has agreed to meet the costs of the GCC Services provided by SLESL to each company within the Group. This obligation will be terminated prior to the Effective Time at which time the Company will enter into a letter on similar terms.

Asset Sale Agreement between SLAC (Irish Branch) and SLESL

This agreement effected the transfer from the SLAC (Irish Branch) of assets (including contracts and employees) to SLESL for a nominal consideration.

Investment Management Agreement

2006 Investment Management Agreement between SLI and SLAC

This agreement, entered into on 17 January 2006 appoints SLI to manage substantially all of SLAC's investment portfolio. The appointment took effect from 1 January 2006 and will continue for an initial term of 10 years. SLI is entitled to certain fees as set out in the agreement.

The agreement gives SLI exclusive rights to manage the assets comprising SLAC's portfolio subject to agreed general and fund-specific investment guidelines. SLAC's portfolio is its entire portfolio of investments from time to time but excludes certain categories of assets (for example, investments held for the purposes of its Canadian and Bermudan businesses, investments in joint venture companies and certain investments, up to a maximum aggregate value of £1,000 million, in respect of which SLAC retains investment management discretion).

The agreement is terminable on 12 months' written notice, provided that such notice does not expire before the end of the initial term. SLAC may terminate immediately on notice to SLI if: (i) SLI becomes insolvent; (ii) breaches a material obligation of the agreement which is capable of remedy and is not remedied within 30 days of notice of such breach; (iii) SLI ceases to be regulated by the FSA; (iv) it is necessary to terminate the agreement in order to comply with a court order, order of a financial regulatory authority or any applicable legal or regulatory requirement; or (v) there is a gross underperformance by SLI or it is in material breach of its obligations. SLI has similar rights of termination.

In addition, each party may terminate the agreement if there is a change of control of the other or of its "parent" (its ultimate holding company). This right is only exercisable in the period of three months following a change of control.

The agreement also sets out a change control process to be implemented by either party if it wishes to effect a change to the general investment guidelines set out in the agreement.

Under the agreement, SLI may not delegate any investment management function to any person or any material function (defined as one in respect of which SLI reasonably expects to pay a third party annual fees of £2,000,000 or more) to any person who is not an associate of SLI without the prior written consent of SLAC. SLAC acknowledges and consents to the existing delegation of certain investment management functions to HDFC-AM and of certain services to Citibank.

Each party warrants that it is meeting, and will continue to meet, all of its obligations under applicable anti-money laundering legislation. SLAC has given certain warranties relating to its capacity to enter into the agreement, that it will not deal or authorise anyone else to deal with any of the assets of the portfolio (subject to certain exceptions set out in the agreement), that it is in the same VAT group as SLI, that it will maintain systems which provide information to SLI in relation to the addition and withdrawal of assets to and from the portfolio, that it will provide information to SLI in respect of the portfolio and that the portfolio is free from all liens and charges.

Each party indemnifies the other from any losses which may be incurred as a result of its own negligence, wilful default or fraud. Liability for any indirect, special or consequential loss is excluded. In addition, SLAC indemnifies SLI for any losses arising out of action properly taken by SLI in accordance with the agreement.

Assignment is prohibited without the prior written consent of the other party. However, SLI consents to the transfer of this agreement to SLAL and SLAC agrees that it will enter into a novation agreement transferring the benefit of this agreement from SLI to an associate of SLI of sufficient financial standing and having equivalent investment management capability.

The fees payable under the agreement are divided into two broad categories: management fees and performance fees. Management fees are generally calculated as a percentage of the value of assets held in each asset class. In relation to assets held in unit-linked funds, a flat percentage is payable. This is subject to a minimum annual fee in respect of each unit-linked fund and a rebate if the aggregate value of assets held in all unit-linked funds exceeds a specified threshold. The performance fees are determined by reference to the performance of each fund against a specified benchmark. Fees in respect of real estate development are charged separately as a percentage of the development costs. Additional fees are payable in relation to real estate support services, stocklending, administration and transaction support. A minimum annual retainer is payable by SLAC for corporate governance and asset allocation support services.

SLI and SLAL also intend to enter into an agreement to formalise the onward provision of services under the Citibank agreement referred to at Section 18.6 below, together with ancillary and support services to be provided directly by SLI. It is intended that similar arrangements will be formalised with SLB and SLIL.

Pursuant to certain internal reassurance arrangements, the Group is implementing a process whereby certain assets previously held by SLAC transfer to SLIF. It is anticipated that such assets will be managed by SLI pursuant to an investment management agreement between SLIF and SLI which will be on terms substantially similar to the terms of the investment management agreement between SLAC and SLI.

16. Principal establishments

Details of the Company's registered office and the Group's principal places of business are as follows:

Freehold

Location	Market Value as at 31 December 2005*	Nature of Property or Use
120 Redcliffe Street, Redcliffe Quay, Bristol BS1 6HU	£4,312,000	Offices
1 George Street, Edinburgh	£21,110,000	Offices
52 Annandale Street, Edinburgh	£3,545,000	Offices
Baileyfield Industrial Estate, Edinburgh	£7,180,000	Offices, warehouse, print and data centre
Data Centre, Glenogle Road, Edinburgh	£5,255,000	Data centre
Standard Life House, 30 Lothian Road, Edinburgh	£87,000,000	Offices
1B Exchange Crescent, Edinburgh	£38,440,000	Offices
1C Exchange Crescent, Edinburgh	£24,860,000	Offices
Dundas House, 20 Brandon Street, Edinburgh	£23,575,000	Offices
Beaver House, 125 Portland Street, Manchester M1 4QD	£1,300,000	Offices
1 Rushmore Court, Croxley Business Park, Hatter Lane, Watford WD18 8QW	£1,256,000	Offices
10 South Mall, Cork	€1,250,000	Offices
89/91 St Stephen's Green, Dublin	€20,750,000	Offices
121 King Street West, Toronto, Ontario	CAD$143,000,000	Offices
639-5th Avenue SW (SLAC), Calgary, Alberta	CAD$59,200,000	Offices
10405 Jasper, Edmonton, Alberta	CAD$43,875,000	Offices
1245 rue Sherbrooke Ouest, Montreal, Quebec	CAD$29,854,827	Offices
100 Sheppard Avenue East, Toronto, Ontario	CAD$34,000,000	Offices
1600-16 Boul. Rene-Levesque Montreal, Quebec	CAD$28,200,000	Offices
625 Howe Street (SLAC Van.) Vancouver, BC	CAD$23,250,000	Offices
1001 Boul. de Maisonneuve O. Montreal, Quebec	CAD$21,200,000	Offices
120 King, Hamilton, Ontario	CAD$11,000,000	Offices
2039-47 rue Stanley, Montreal, Quebec	CAD$10,655,784	Offices

* Provided by internal valuation consultants as at 31 December 2005.

Leasehold

Location	Use	Annual Rent	Term	Lessee
Marshall Point 2-4 Richmond Gardens, Bournemouth BH1 1JD	Standard Life Healthcare office	£775,000	27/05/2019	Standard Life Healthcare
Caledonian Exchange, 19a Canning Street, Edinburgh EH3 8EG	Office	£1,497,000	29/04/2019	SLAC
180 West George Street, Glasgow G2 2AA	Sales Office	£538,155	20/11/2016	SLAC
Wey House, Franham Road, Guildford GU1 4XS	Standard Life Healthcare	£1,090,000	23/03/2009	Standard Life Healthcare
Atricom, 15 Lyoner Strasse, Frankfurt, Germany	Standard Life Germany office	€1,750,499	29/02/2012	SLAC

17. Mortgage Endowment Promise

Towards the end of 2000, SLAC issued the MEP to certain of its mortgage endowment policyholders ("MEP Policyholders") in an effort to allay their concerns about the extent to which maturity payments under their policies might fall short of the target value of their policies. The introduction of the MEP was a measure that SLAC took in addition to the mortgage endowment policy complaints and compensation process that it had already implemented.

The MEP promised MEP Policyholders that, subject to certain conditions being satisfied (relating to the investment growth of the assets backing the relevant mortgage endowment policies and there being sufficient growth in the capital of SLAC to enable it to set aside regular provisions for such payments (the "capital growth condition")), it would top-up mortgage endowment plans at maturity to reduce the impact of any shortfall. As at 31 December 2005, SLAC held provisions in respect of the MEP of £460 million.

In October 2004, SLAC made an announcement (the "2004 announcement") that the capital growth condition had not been met, that it was unlikely to be met in the foreseeable future, and that it would be inappropriate to make further provisions in respect of the MEP while this was the case. SLAC nevertheless informed policyholders that, provided that it was fair and prudent to do so, the provisions already set aside for the MEP would be used to pay top-ups to MEP Policyholders entitled to receive them at prescribed levels. The 2004 announcement also stated that if financial conditions were to deteriorate such that making top-up payments at these levels would materially disadvantage other policyholders, payments would be reduced.

In view of the capital growth condition, it was necessary to find a way to reconstitute the MEP into the post-demutualisation Group structure to take account of the changed capital structure applicable following demutualisation. It was also necessary to clarify uncertainty, particularly in relation to the capital growth condition, as to how it was to operate. To this end, the Main Scheme provides for the reconstitution of the MEP. Once demutualisation becomes effective, a basic amount will be paid under the MEP, in the absence of defined adverse financial returns, to MEP Policyholders entitled to receive it. This basic amount will be broadly equivalent to that which would have been paid by SLAC, in the absence of adverse financial circumstances, in accordance with the 2004 announcement. The basic amount may be increased if, in the period from shortly before demutualisation to shortly before maturity of the relevant policy, the average investment return on the substantial majority of the assets in the Heritage With-Profits Fund backing the with-profits insurance business transferred to SLAL (the "relevant WP assets") is sufficiently high. The basic amount may be reduced or not paid at all if the average investment return on those assets over the same period is very low.

The effect of the MEP, as reconstituted as part of the Main Scheme, for shareholders in the Company is broadly that in years where the "Cessation Rate", as defined in the Main Scheme, is exceeded, payments (of varying amounts depending on the exact returns achieved) will be required to be made to MEP Policyholders entitled to receive them. The reserves currently set aside by SLAC towards its obligations under the MEP will be transferred into the Heritage With-Profits Fund. If investment returns on the relevant WP assets are sufficiently high, future payments under the MEP may exceed such reserves and will fall to be met from the Residual Estate in the Heritage With-Profits Fund.

18. Material contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Standard Life Group within two years immediately preceding the date of this document or which are expected to be entered into prior to Admission and which are, or may be, material or which have been entered into at any time by members of the Standard Life Group and which contain any provision under which any member of the Standard Life Group has any obligation or entitlement which is, or may be, material to the Standard Life Group as at the date of this document:

18.1 Underwriting and Sponsors' Agreement

On 15 June 2006, the Company, SLAC, the Directors, the Joint Sponsors and the Underwriters entered into an underwriting and sponsors' agreement (the "Underwriting and Sponsors' Agreement") in connection with Admission and the Offers. For a full description of the Underwriting and Sponsors' Agreement, see Section 13 of Part V — "Information About The Offers" of the Securities Note.

18.2 HDFC-SL Shareholders' Agreement

On 15 January 2002, a shareholders' agreement was entered into between SLAC and Housing Development Finance Corporation Limited ("HDFC") in relation to HDFC Standard Life Insurance Company Limited ("HDFC-SL"), a life assurance company in India. The shareholders' agreement will continue until either party's group ceases to be a shareholder in HDFC-SL. The provisions of the contractual arrangements pursuant to which the Group holds its interest in HDFC-SL purport to restrict the transfer of shares in HDFC-SL by either party without the consent of the other party. They also potentially give the Group's joint venture partner rights in the event, amongst other things, that there is a change of control of SLAC. These rights include the right to terminate the joint venture and the right to compulsorily acquire the Group's shares in HDFC-SL on termination of the joint venture although the enforceability of these rights is not certain under Indian law. Both HDFC and SLAC are entitled to appoint three directors to the board of HDFC-SL. Both parties are subject to non-compete clauses. Neither party may assign the shareholders' agreement without the consent of the other party, such consent not to be unreasonably withheld or delayed. Please see Section 2.10 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in HDFC-SL.

18.3 HDFC-SL Option Agreement

An option agreement was entered into between SLAC and HDFC on 15 January 2002. The option agreement permits SLAC to acquire shares from HDFC in HDFC-SL, a joint venture company in which both entities hold shares, when permitted to do so by the regulatory authorities in India. The initial term of the agreement has been extended by a supplemental option agreement dated 1 January 2004 which provides that the initial option agreement will terminate simultaneously with the related shareholders' agreement referred to at Section 18.2 above. Please see Section 2.10 of Part I – "Risk Factors" for information on the potential risks associated with the Group's option agreement in respect of HDFC-SL.

18.4 HDFC-AM Shareholders' Agreement

On 10 June 2003, a shareholders' agreement was entered into between SLI and HDFC relating to their shareholdings in HDFC Asset Management Company Limited ("HDFC-AM"), an asset management company registered in India. The shareholders' agreement will terminate either (i) on the date either party's group ceases to be a shareholder in HDFC-AM or (ii) by written agreement between the parties. There are change of control provisions in place for both HDFC and SLI. In the event that HDFC stops or suspends its primary business, or is amalgamated or merged, which results in the acquisition by a third party, either directly or indirectly, of more than a 20% holding of the issued, subscribed and paid up capital of HDFC, HDFC or its nominee shall immediately offer to purchase all shares in HDFC-AM held by the Group at a mutually agreed price. If at any time SLI or SLAC stops or suspends its primary business or is acquired or is amalgamated or merged with a third entity, or there is a change in the ownership structure of SLI or SLAC which results in the acquisition by a third party, either directly or indirectly, of more than 20% of the issued, subscribed and paid up capital of SLI or SLAC, then HDFC will have 90 days from the date upon which SLI notifies it in writing of the occurrence of any of the foregoing events to purchase the entire Group shareholding in HDFC-AM at a mutually agreed price. Under the terms of the agreement, it is arguable that these events would occur as a result of the demutualisation being implemented. There can be no assignment by either party under this agreement without the prior written consent of the other party. Both HDFC and SLI are entitled to appoint two directors to the board of HDFC-AM. Various reserved matters require the approval in writing of at least one HDFC appointed director and at least one SLI appointed director. This will not be affected by the demutualisation process. Either party may transfer its shares at any time to a third party subject to giving the other party a right of first refusal. At HDFC's request, the Group has entered into discussions with HDFC regarding the possible sale to HDFC of the Group's interest in HDFC-AM on terms to be agreed. Please see Section 2.10 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in HDFC-AM.

18.5 HASL Joint Venture Agreement

A joint venture agreement dated 28 April 2003 and amended on 16 December 2003 (the "Agreement") was entered into between SLAC and Tianjin TEDA Investment Holding Co. Ltd. ("TEDA"), a Chinese government agency, to establish Heng-An Standard Life Insurance Company Limited ("HASL"), a life assurance company based in Tianjin, China. The Agreement is not limited in duration but can be terminated by either party upon the occurrence of certain events which are customarily included in this type of agreement, including new laws being imposed on HASL or the interpretation of an existing law applicable to it being changed which has a material adverse effect on HASL, TEDA or SLAC and a change in the control of either party (although this is specifically stated not to include the demutualisation of SLAC). A party serving a termination notice can purchase or nominate a third party to purchase the other party's shares for a price determined in accordance with the Agreement. In the event of breach of the Agreement or any of the provisions of HASL's articles of association, the party in breach is obliged to indemnify the other party up to the amount of the breaching party's share in the registered capital of HASL at the time of the breach. Both parties are subject to non-compete clauses. Neither party can assign its rights or obligations under the Agreement without the prior written consent of the other party. The Agreement contains tag along rights for each party in the event that the other party's interest is transferred to a third party. Each party has limited rights of assignment of its interest, subject to standard conditions. Either party may assign its entire holding in HASL to its affiliates subject to certain conditions being met. Pre-emption rights arise upon assignment of all or part of a party's holding in HASL to a third party. The Agreement contains provisions on deadlock which are customary for an agreement of this type, including that any deadlock at board level which is not resolved within the time limit specified in the Agreement triggers a right of either party to serve notice on the other to terminate the Agreement. Any alteration of the Agreement is subject to the approval of the China Insurance Regulatory Commission ("CIRC"). In addition, the Agreement contains a provision pursuant to which each party is required to contribute its pro rata share of the funds required to ensure that HASL meets its minimum solvency requirements pursuant to Chinese law and regulation or as otherwise required by the CIRC. This obligation is not subject to any limit or cap and is therefore potentially unlimited. Please see Section 2.11 of Part I – "Risk Factors" for information on the potential risks associated with the Group's investment in HASL.

18.6 Citibank Outsourcing Agreement

On 31 October 2003, SLI entered into an investment fund services agreement with Citibank N.A. London Branch ("Citibank") in terms of which Citibank agreed to provide fund administration and fund accounting services (the "Services") to SLI. This agreement has been amended by two further agreements dated 4 July 2005 and 19 May 2006, respectively. The three agreements are together referred to as the "IFSA".

The IFSA became effective on signing and will continue until the date falling 10 years after the date on which migration of SLI's funds to Citibank's platform completes, unless terminated earlier in accordance with its terms. Migration has not yet completed. Termination may be effected by SLI and/or Citibank in various circumstances including where the other becomes insolvent, 12 months' prior notice of termination is given or there is a continuing force majeure event. Certain specified termination payments are required to be made to or by either party on termination depending on the reasons for and timing of termination. These are based on a sliding scale and diminish over time. Detailed terms provide for the management of any exit on termination.

The IFSA is not exclusive, but gives Citibank the opportunity to match, in price and terms, third party quotes obtained at any time for the provision of services similar to the Services.

Citibank receives a minimum base fee every year of at least £3.5 million for the Services, although this is discounted by 12% annually after the fourth year.

Citibank is liable for any losses suffered by SLI in relation to Service breaches to the extent that Citibank is negligent, fraudulent or wilfully defaults in the provision of the Services and is also liable for non-Service related breaches of the IFSA provided SLI can prove the breach and establish loss. Citibank also accepts that an overarching duty of care applies to its provision of the Services under the IFSA. Citibank's liability under the IFSA is capped at varying specified amounts. SLI's liability to Citibank in respect of non-fault losses that Citibank suffers in connection with its performance of the Services is uncapped.

18.7 Bank of New York Outsourcing Agreement

On 20 May 2005, Standard Life Investments (Mutual Funds) Limited ("SLI(MF)") and SLTM Limited (together, the "Customers") entered into a business transfer and services agreement with The Bank of New York Europe Limited ("BNY") (the "Outsourcing Agreement") to effect the outsourcing by SLI(MF) of its transfer agency business, under which it provides services to SLSL, to BNY. Under the Outsourcing Agreement, BNY agrees to provide detailed services to the Customers (the "Services").

The Outsourcing Agreement has an initial term of 10 years, running from 16 June 2005 (the "Initial Term"). SLI(MF) is entitled to operate a break clause after the fifth year of the Initial Term, subject to payment of a break fee. Either SLI(MF) or BNY party may terminate the Outsourcing Agreement in certain specified circumstances including where the other commits a material breach of the Outsourcing Agreement or becomes insolvent. Certain specified termination payments are required to be made to or by either party on termination depending on the reasons for and timing of termination. These are based on a sliding scale and diminish over time. Detailed terms provide for the management of any exit on termination.

The Agreement is not exclusive, but gives BNY the opportunity to quote in respect of tenders for the provision of services similar to the Services.

There is a minimum base fee payable to BNY in each year for the Services. This minimum fee arrangement applies only during the first five years of the Initial Term and is based on 80% of the variable fees paid by the Customers to BNY during the immediately preceding charge year. The minimum fee amount for the first year of the Initial Term is £3.3 million.

BNY is liable for any losses suffered by the Customers (and any other members of the Standard Life Group) relating to breaches of the Services to the extent that BNY is negligent, fraudulent or wilfully defaults in its performance of the Services. There is a counter-indemnity in the same terms from the Customers to BNY and members of its group for Services-related losses. BNY also accepts liability for losses in relation to breaches of the Outsourcing Agreement that do not relate to failures to provide the Services (for example, payment obligations) provided that the relevant Standard Life Group entity which suffered the loss can prove the breach and establish its loss. BNY also accepts that an overarching duty of care applies to all of its actions under the Outsourcing Agreement. BNY's liability under the Outsourcing Agreement is capped at £40 million and the Customers' aggregate liability is capped at £20 million.

18.8 FNZ Wrap Agreement

On 22 November 2005, Standard Life Savings Limited ("SLSL") entered into an agreement with First NZ Wrap UK Limited (now renamed FNZ (UK) Limited) ("FNZ") and First NZ Capital Holdings Limited ("FNZ Capital") under which FNZ agreed to develop and provide a customised administration and custodial system using "First NZ Wrap" and certain specified services (the "Wrap Services") for SLSL to offer to customers of SLSL in the UK. The Wrap Services Agreement was amended by a side letter dated 24 March 2006 (the "Side Letter"). The original agreement and the Side Letter are referred to as the "Wrap Services Agreement". FNZ Capital is providing a parent company guarantee in respect of FNZ's obligations under the Wrap Services Agreement.

The Wrap Services Agreement commenced on execution and unless it is terminated earlier in accordance with its terms, will continue for an initial term of six years (the "Initial Term") from 26 May 2006 being the date on which SLSL and FNZ agreed that the website had been completed having regard to certain specified acceptance criteria (the "Service Commencement Date"). The Wrap Services Agreement will continue after the Initial Term subject to 12 months' notice of termination being given by either party. Termination may be effected by SLSL and/or FNZ in various circumstances including where the other becomes insolvent or commits a material breach of the Wrap Services Agreement or where there is a continuing force majeure event.

In addition to implementation fees of £12,000,000, subject to the early termination of the Wrap Services Agreement, FNZ will receive minimum fees of £23,500,000 for providing the Wrap Services for the Initial Term.

FNZ is to be the exclusive provider of certain services having specified characteristics similar to the Wrap Services for the whole of Standard Life Group in the United Kingdom for a period of five years from the Service Commencement Date.

FNZ accepts liability for any losses suffered by SLSL relating to service breaches in respect of the Wrap Services provided under the Wrap Services Agreement to the extent that it is negligent, fraudulent or wilfully defaults. FNZ also accepts liability for any losses suffered by a Standard Life Group entity in relation to breaches of the Services Agreement not directly related to the provision of the Wrap Services provided that the relevant entity proves the breach and establishes its loss. An overarching duty of care applies to all of FNZ's actions under the Wrap Services Agreement. The Wrap Services Agreement includes reciprocal indemnities granted by SLSL in favour of FNZ.

As a general principle, FNZ and SLSL have agreed that intellectual property rights created in connection with the Wrap Services Agreement will be owned by the party creating them. The Wrap Services Agreement expressly provides however that SLSL will own certain items including the website "look and feel", the domain name and the database. Ownership of the source code in the website rests with FNZ and will not be available to SLSL of the Wrap Services Agreement is terminated.

The total liability of each party to the other under the Wrap Services Agreement is capped at £3 million per annum. This is subject to a further undertaking by SLSL to indemnify FNZ in respect of customer claims in certain circumstances up to an aggregate of £14.9 million.

18.9 Investment in Tenet

On 22 July 2005, an agreement was entered into between Tenet Group Limited ("Tenet"), a leading independent IFA network in the United Kingdom, MJPAPII "A" and others, Norwich Union Life Investment Partnership ("NU"), Friends Provident Life and Pensions Limited ("FP"), Aegon UK Distribution Holdings Limited ("Aegon"), SLAC, Murray Johnstone Limited and certain individuals. The agreement relates to the investment in, and funding of, Tenet, together with the termination of certain previous related agreements. Under the agreement, SLAC is obliged to invest £12,500,595 with a further £2,000,000 potentially payable if it subscribes for further shares. Tenet and certain individuals who are party to the agreement grant typical warranties in favour of SLAC under the agreement which are limited in time and amount. The agreement is not generally assignable although SLAC, NU, FP and Aegon are each permitted to assign their respective rights and obligations under the agreement to any party to whom they transfer their shares (such transfers being subject to certain restrictions specified in Tenet's articles of association).

18.10 US$1 billion US Commercial Paper Programme

This programme was established in 1999 for the issue of unsecured short term promissory notes denominated in US dollars. The issuer is Standard Life Assurance Company Funding Inc (USA), a subsidiary of SLAC which is incorporated in Delaware. Notes issued under the programme are unconditionally guaranteed by SLAC. The aggregate principal amount of the notes outstanding at any one time will not exceed US$1 billion. The notes will mature not more than 270 days from the date of issue. The net proceeds of the notes are on-lent by the issuer to SLAC under an intra-group loan agreement. At the time of each separate issue, the interest rate, maturity date and face value are finalised. Event of default, negative pledge provisions and asset disposal restrictions are not included in the terms and conditions of issue. Certain commercial paper dealer agreements in respect of the programme exist. These contain representations, warranties and indemnities given by the issuer and SLAC, repeated whenever notes are issued under the programme. The rights and obligations of SLAC in relation to the programme cannot be assigned without the other parties' consent. Transfer of SLAC's obligations as guarantor would require the consent of the holders of the outstanding notes.

18.11 €4 billion Euro Medium Term Note Programme

This programme was established in 1999 for the issue of up to €4 billion of notes (or the equivalent in other currencies) guaranteed by Standard Life Bank. The issuer is Standard Life Funding BV, a subsidiary of Standard Life Bank incorporated in the Netherlands. The programme is multi-currency and multi-dealer. Each separate issue may be of unsubordinated senior notes denominated in any currency or subordinated notes denominated in sterling. The notes may be listed on the London Stock Exchange or elsewhere or may be unlisted. Notes may be issued in registered or bearer form. The net proceeds of the issue of notes under the programme are used by SLB for its general funding requirements. The documentation for the programme principally comprises: (i) a dealer agreement between the issuer, SLB as guarantor and the dealers; (ii) an agency agreement between the issuer, SLB and the agents appointed to service the programme; (iii) a senior deed of guarantee and a subordinated deed of guarantee by SLB; and (iv) a deed of covenant by the issuer in respect of notes in global form. Senior notes may have a maturity period of between 7 days and 30 years. Subordinated notes have their earliest maturity date set according to the capital resource requirements of the FSA but subject to this may mature any time thereafter. Senior notes may be redeemed at the option of the noteholder. Senior notes may be interest bearing or non-interest bearing while subordinated notes will be interest bearing. The commercial terms for each specific issue of notes (such as maturity date, interest rate and issue price) will be set out in a pricing supplement and the pricing supplement will apply, disapply or vary provisions of the programme documentation as appropriate. There is a dealer agreement which contains warranties, representations and indemnities of the issuer and SLB. These are repeated each time an issue is made under the programme. Typical events of default apply in respect of the senior notes and on default each noteholder can accelerate and enforce its own notes. Interest payments on the notes must be deferred if the issuer or SLB is insolvent. The issuer and SLB may voluntarily defer payment of interest on subordinated notes in certain circumstances subject to certain conditions being met. The notes do not include any negative pledge provision or restrictions on disposal of assets.

18.12 US$2 billion US Commercial Paper Programme

This programme was established in 1999 for the issue of unsecured short term debt securities denominated in US dollars. The issuer is Standard Life Funding BV, a subsidiary of Standard Life Bank incorporated in the Netherlands. The net proceeds of the notes are on-lent by the issuer to SLB under an intra-group loan agreement. The notes will mature not more than 270 days from the date of issue. At the time of each specific issue of notes, the interest rate, maturity date and face amount will be agreed between the issuer and the relevant dealer. The aggregate principal amount of the notes outstanding at any one time will not exceed $2 billion. There exist commercial paper dealer agreements in respect of the programme containing representations, warranties and indemnities of the issuer and SLB. These are repeated whenever notes are issued under the programme. There is no provision for events of default. Notes issued under the programme are unconditionally guaranteed by SLB. There are no negative pledge provisions or restrictions on disposal of assets.

18.13 €4 billion Euro Commercial Paper Programme

This programme was established in 1999 for the issue of short term promissory notes denominated in any currency. The issuer is Standard Life Funding BV, a subsidiary of Standard Life Bank incorporated in the Netherlands. The notes issued under the programme are unlisted and in bearer form. The notes will mature not less than 7 nor more than 365 days from the date of issue. At the time of each specific issue of notes, the interest rate, currency, maturity date and face amount will be agreed with the relevant dealers. The aggregate principal amount of the notes outstanding at any one time will not exceed €4 billion (or its equivalent in other currencies). There exist dealer agreements in respect of the programme containing representations, warranties and indemnities of the issuer and SLB. These are repeated whenever notes are issued under the programme. There is no provision for events of default. Notes issued under the programme are unconditionally guaranteed by SLB. There are no negative pledge provisions or restrictions on disposal of assets.

18.14 £500 million 6.75% Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and €750 million 6.375% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2022

The £500 million 6.75% Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds (the "Sterling Bonds") and €750million 6.375% Fixed/Floating Rate Subordinated Guaranteed Bonds due 2022 (the "Euro Bonds") (together, the "Bonds") were issued in July 2002. They were issued by a wholly-owned finance subsidiary of SLAC and are guaranteed on a subordinated basis by SLAC.

Interest on the Bonds is payable annually in arrears (save that interest on the Euro Bonds is payable quarterly in arrears after July 2012). The issuer may, at its option, and subject to FSA consent, redeem the Sterling Bonds in July 2027 and on each fifth anniversary thereafter (if redemption does not occur, the rate of interest will be reset). The issuer may, at its option, and subject to FSA consent, redeem the Euro Bonds in July 2012 and at quarterly intervals thereafter and in July 2022 must redeem any Euro Bonds outstanding at that time. From July 2012, the Euro Bonds will bear interest at a floating rate. In specified circumstances, the issuer may, subject to FSA consent, voluntarily redeem the Euro Bonds early for taxation or regulatory reasons.

Payment of interest and payment of principal on the Euro Bonds may, in certain circumstances, be voluntarily deferred. Deferral of payment is mandatory (unless regulatory consent is obtained) if SLAC is not solvent as at the time fixed for making payment, or would not be solvent immediately after such payment. Solvent is defined as exceeding the minimum margin of solvency required of SLAC by the margin of solvency rules laid down by the FSA. A deferred payment will become immediately due and payable upon the occurrence of certain events, including the determination that SLAC would be solvent after making payment, and the commencement of the winding up of the issuer or SLAC (unless the winding up has been approved in writing by the trustee or by an extraordinary resolution of bondholders). On any winding up of the issuer or SLAC, the claims of bondholders are subordinated to those of creditors, including SLAC's policyholders.

The events of default in respect of the Bonds are (i) non-payment of interest; (ii) SLAC's authorisation under FSMA being finally withdrawn; or (iii) an order being made, or a resolution being passed, for the winding up of the issuer or SLAC, unless the winding up has been approved in writing by the trustee or by an extraordinary resolution of bondholders. If the Bonds become due and payable, the trustee may institute proceedings for, or prove in, the winding up of the issuer and/or SLAC, but may take no other enforcement action. No bondholder is entitled to take enforcement action unless the trustee, having become bound to enforce, fails to do so within a reasonable time.

The Bonds do not include any negative pledge provisions or, subject as provided below, restrictions on disposal of assets. If, however, SLAC transfers all or a substantial part of its long-term business to another body in accordance with Part VII of FSMA, as is the case in relation to the demutualisation, SLAC must procure that there be included in the assets and liabilities to be transferred all the liabilities and obligations of SLAC under the guarantee of the Bonds.

The net proceeds of the issue of the Bonds were on-lent by the issuer to SLAC on similar terms as to interest, repayment and subordination.

Pursuant to the Main Scheme, it is intended that the Company will replace the issuer of the Bonds and it will then loan the proceeds to SLAL, rather than SLAC. It is also intended that SLAL will provide a subordinated guarantee in respect of the Bonds, through the Shareholder Fund. Furthermore, SLAL has covenanted with the Trustee for the Bonds that, so long as any of the Bonds remain outstanding, it will not dispose of any of its shares in the share capital of SLIF unless such disposal is approved in advance of such disposal by appropriate extraordinary resolutions. The implementation of these arrangements was subject to the consent of the relevant bondholders, which was obtained on 10 May 2006.

18.15 €360 million 5.314% Mutual Assurance Capital Securities and £300 Million 6.546% Mutual Assurance Capital Securities

The 5.314% mutual assurance capital securities and the 6.546% mutual assurance capital securities (together, the "MACS") were issued in November 2004 by two special purpose finance vehicles. The two issues are documented separately but are on the same terms and conditions (except in respect of currency and interest rates). Both issues are supported by recourse to SLAC. The proceeds of the issue of the MACS have been invested by the relevant issuer in two separate Subordinated Members' Accounts (the "SMAs") of SLAC. The MACS have the benefit, amongst other things, of a first fixed charge over all the assets of the relevant issuer, such assets consisting solely of the issuer's rights to the SMA. Payments received from the SMAs will be the sole source of funds for each issuer to make payments on the MACS, and if payment of interest is deferred in the SMAs, interest will also be deferred under the MACS. In the event of liquidation, SLAC's rights in the SMAs are subordinated to the rights of other creditors. Both the SMAs and the MACS allow for the following: mandatory interest deferral if SLAC fails to meet regulatory solvency (or if paying interest would lead to insolvency); a general right to defer interest at the discretion of SLAC; an option for SLAC to capitalise any such deferred interest; no fixed redemption date for the MACS; redemption at the option of SLAC (having obtained FSA consent) on 6 January 2015 in relation to the Euro MACS and 6 January 2020 in relation to the Sterling MACS and in each case at any interest payment date after 2019; early redemption at the option of SLAC (having obtained FSA consent) for taxation or regulatory reasons; and limited events of default. SLAC has the benefit of and is subject to certain rights and obligations in the event that it transfers all or a substantial part of its long term business. The MACS are listed on the London Stock Exchange and are in bearer form.

Pursuant to the Main Scheme, it is intended that the Company will replace the special purpose finance vehicles as the issuer of these mutual assurance capital securities and it will then advance the proceeds by way of subordinated loan to SLAL, rather than SLAC. It is also intended that SLAL will provide a subordinated guarantee in respect of each of the issues, through the Shareholder Fund. Furthermore, SLAL has covenanted with the Trustee for the MACS that, so long as any of the MACS remain outstanding, it will not dispose of any of its shares in the share capital of SLIF unless such disposal is approved in advance of such disposal by appropriate extraordinary resolutions. The implementation of these arrangements was subject to the consent of the relevant holders of the securities which was obtained on 10 May 2006.

18.16 Lothian Mortgages Securitisation

During 2003, 2004, 2005 and 2006, SLB sold portfolios of residential mortgage loans with an aggregate current book value of £6.08 billion to Lothian Trustees Limited (the "Trust"). Lothian Funding Limited ("Funding") and SLB each acquired, at book value, a beneficial interest in the Trust property. Funding financed its acquisition through borrowing from its subsidiary companies, Lothian Mortgages (No1) plc, Lothian Mortgages (No2) plc, Lothian Mortgages (No3) plc, Lothian Mortgages (No4) plc and Lothian Mortgages Master Issuer plc. These special purpose vehicles financed their loans to Funding through the issue of mortgage backed floating rate notes.

The Lothian structure also includes Lothian Funding No. 2 which provides a conduit loan facility of up to £500 million. This facility was drawdown on 8th June 2004 when approximately £500 million of loans were sold to the Trust by Standard Life Bank. The loan was repaid on 30th June 2004 from the proceeds of the Lothian Mortgages (No. 3) plc debt issue.

A summary of the securitisation activity is provided below:

Securitisation Company	Date of Securitisation	Gross debt issued
		£million
Lothian Mortgages (No1) plc	16 April 2003	1,000
Lothian Mortgages (No2) plc	23 September 2003	1,500
Lothian Mortgages (No3) plc	30 June 2004	1,250
Lothian Mortgages (No4) plc	24 February 2005	1,250
Lothian Mortgages Master Issuer plc	11 May 2006	1,005

These special purpose vehicles are part of a group of which Lothian Mortgages Holdings Limited is the parent company. SLB does not own directly or indirectly any of the share capital of these special purpose vehicles or of their parent.

SLB (as originator of the securitised advances) is not obliged to support any losses in respect of the securitised advances subject to non-recourse financing, except as described below, nor does it intend to do so. This is clearly stated in the offering circular subscribed to by the noteholders of the debt issued by the special purpose vehicles and in the legal agreements with the noteholders. Losses are shared equally in accordance with the interests held in the Trust. SLB's interest in the Trust will only bear additional loss in limited exceptional circumstances set out in the offering circular (such as in the event of insolvency of SLB or the default and set-off by SLB customers who are both mortgage and deposit holders).

SLB has made start-up loans to Funding and repayments of interest and capital which are subordinated to the claims of the noteholders of the debt issued by the special purpose vehicles.

SLB has an option (but not an obligation) to sell further mortgage loans to the Trust where at the end of any trust determination period the rate of repayment of principal on the mortgage loan exceeds the level agreed at the date of sale of the loans. SLB has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the mortgage loan breaches representations and warranties given at the date of sale. It does, however, have the option (but not the obligation) to repurchase loans from the Trust, on being offered the opportunity to do so, where the borrower requests a further advance or product switch.

SLB has also entered into an interest rate swap with Funding. This swap converts fixed and variable interest flows from the mortgage loans held by the special purpose vehicles, into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

SLB receives administration fees for servicing the mortgage portfolios and providing cash management services. In addition, any residual income arising after the claims of the bondholders and other creditors of these special purpose vehicles are met, is due to SLB as deferred purchase consideration for the residential mortgages sold to the Trust.

The Lothian Mortgages securitisation programme incorporates an additional beneficiary, Lothian Funding (No. 2) Ltd. Lothian Funding (No. 2) Ltd. (via its wholly-owned subsidiary Lothian Conduit (No. 1) Ltd.), is able to raise finance under the terms of a 364 day committed note purchase facility agreement, enabling it to purchase further interests in the Lothian Mortgages master trust. In aggregate, up to £500 million of secured debt may be raised in this manner. Lothian Funding (No. 2) Ltd. currently owns no interests in the master trust as described. Such financing is however seen in principle as a short term funding solution, to be utilised only if for any reason the normal asset backed markets are not available or a full term securitisation transaction cannot be completed within the required timeframe.

18.17 Eligible Member deed poll

Eligible Members may elect to sell the Demutualisation Shares to which they are entitled on demutualisation as compensation for their loss of membership rights in SLAC at the time of flotation ("Voluntary Sellers") through the Initial Share Sale Facility. Under the Initial Share Sale Facility, such Demutualisation Shares will be issued to a nominee company, Computershare Company Nominees Limited (the "Sale Nominee"). The Sale Nominee will hold legal title to such Demutualisation Shares and will sell them on behalf of the Voluntary Sellers in the flotation, with the net proceeds of such sale being remitted to the Voluntary Sellers. Demutualisation Shares sold through the Initial Share Sale Facility are hereinafter referred to in this Section as "Sale Shares". See Section 6 of Part V – "Information About The Offers" of the Securities Note for further information in relation to the operation of, and terms and conditions applicable to, the Initial Share Sale Facility.

Pursuant to a deed poll governed by English law entered into by the Company on 15 June 2005 and subject to Admission occuring on or before 31 August 2006, the Company fully indemnifies and will keep fully indemnified the Sale Nominee and each Voluntary Seller for all and any liability, damage, loss, claim, cost or expense which may be incurred by the Sale Nominee or any Voluntary Seller as a consequence of any claim made by any person acquiring Sale Shares in reliance on the Prospectus against the Sale Nominee or a Voluntary Seller for any loss or damage that such person may have sustained by reason of: (i) any untrue statement or misrepresentation included in the Prospectus; or (ii) any omission of information required by law to be contained in the Prospectus pursuant to section 41 of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005, the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or otherwise.

The Company will not be liable under the deed poll: (i) if and to the extent that the amount claimed has been recovered from any other party; (ii) unless notice of a claim is given in writing to the Company as soon as is practicable and in any event within 12 months of the Sale Nominee or the relevant Voluntary Seller becoming aware of the circumstances giving rise to a claim under the deed poll setting out the details of the event or circumstances giving rise to the claim; or (iii) for any indirect or consequential loss or damage whether for loss of profit or otherwise.

The Company's obligations under the deed poll will continue in force for 10 years, at which point the Company shall cease to have any liability or obligations thereunder.

Following Admission, the Company intends to seek the sanction of the Court for £500 million of its share premium amount to be cancelled and replaced by a distributable special reserve of a similar amount (the "Proposed Capital Reduction"). The deed poll provides that the Sale Nominee and the Voluntary Sellers shall be deemed to have consented to, consent, and shall not raise any objection to, the Proposed Capital Reduction for the purposes of the application to be made to the Court to sanction it.

The Company is entitled to sole conduct of any claims made against the Sale Nominee or a Voluntary Seller which may give rise to a claim under the deed poll.

19. Working capital

The Company believes that, taking into account net proceeds of £1.1 billion receivable by the Company under the Offers, the working capital available to the Standard Life Group is sufficient for the Group's present requirements, that is, for at least the next 12 months following the date of this document.

20. Litigation and arbitration proceedings

Other than as set out below, no member of the Standard Life Group is or has been involved in, nor, so far as the Standard Life Group is aware, has any pending or threatened, government, legal or arbitration proceedings, during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of the Company or the Standard Life Group.

The Castlepoint LP is a limited partnership in which SLAC holds a 15% interest through its with-profits fund as well as unitholdings held by its with-profits, pooled pensions and unit-linked funds in The Standard Life Investments UK Retail Park Trust amounting to 30.2%. Standard Life Investments (Corporate Funds) Limited acts as operator to the limited partnership. Following partial closure of the main car parking facilities in May 2005 and the closure of the whole car park and Castlepoint Centre from December 2005 Castlepoint LP has received notice of claims from 33 of its tenants and expects that more claims may follow. Castlepoint LP has been advised that it has a strong case to recover the losses it has suffered to date and those it may suffer in the future, including any claims successfully made against it in respect of the closures and rectification of the defective car park. The asset valuation referred to in Castlepoint LP's accounts and undertaken by an independent valuer has been reduced to reflect the uncertainty these circumstances present. It is not therefore anticipated that this matter will have a material adverse effect on the Group by virtue of its investment in and operation of Castlepoint LP.

As at 31 December 2005, a provision of £116 million was held for potential compensation payments to policyholders arising from the Group's review of past sales of mortgage endowment policies. This provision is intended to cover the estimated redress to mortgage endowment policyholders together with administration costs involved in settling mis-selling. In 2005, the Group received approximately 57,500 complaints in relation to mortgage endowment policy mis-selling.

21. Significant Change

There has been no significant change in the financial or trading position of The Standard Life Assurance Company since 31 December 2005, the date to which the Historical Financial Information in Part X – "Historical Financial Information" was prepared.

There has been no significant change in the financial or trading position of the Company since 10 May 2006, the date to which the Historical Financial Information in Part X – "Historical Financial Information" was prepared.

22. Consents

PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants of England and Wales and has given and has not withdrawn its written consent to the inclusion of its Accountants' Reports in Sections A, C and E of Part X – "Historical Financial Information" of this document and its report on the Unaudited Pro Forma Financial Information in Section B of Part XI – "Unaudited Pro Forma Financial Information" of this document, in the form and context in which they appear and has authorised the contents of those parts of this document which comprise its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

A written consent under the listing rules of the UK Listing Authority is different from a consent filed with the SEC under Section 7 of the US Securities Act, which is applicable only to transactions involving securities registered under the US Securities Act. As the Ordinary Shares have not been and will not be registered under the US Securities Act, PricewaterhouseCoopers LLP has not filed a consent under Section 7 of the Securities Act.

Watson Wyatt Limited has given and has not withdrawn its written consent to the inclusion of its Consulting Actuaries' Report in Part XII – "Consulting Actuaries' Report" of this document, in the form and context in which it appears and has authorised the contents of that part of this document which comprises its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

23. Non-GAAP and Industry-specific Measures

Parts of this Prospectus contain information regarding European Embedded Value (EEV), Annual Premium Equivalent (APE) New Business Contribution (NBC), Present Value of New Businesses Premiums (PVNBP) and other financial information which are sometimes used by investors to evaluate the performance of companies in the insurance sector. The financial information included in this document is not intended to comply with SEC reporting requirements. Compliance with such requirements would require the modification or exclusion of some of these financial measures. EEV, APE, NBC, PVNBP and such other financial information included herein are industry measures and investors should not consider such items as alternatives to the applicable GAAP measures. These alternative financial measures are explained in detail in this document and investors should review such explanations to understand fully how they have been prepared. In particular, an investor should not consider EEV, APE, NBC, PVNBP, or such other financial information as measures of the Group's financial performance or liquidity under IFRS or UK GAAP or as an alternative to profit for the period, operating profit or any other performance measures derived in accordance with IFRS or UK GAAP.

24. Currency and Presentation of Financial Information

Unless otherwise indicated, all references in the Prospectus to "pound", "pounds sterling", "£" or "p" are to the lawful currency of the United Kingdom, all references to "dollars", "$" or "US$" are to the lawful currency of the United States, all references to "CAD$" or "C$" are to the lawful currency of Canada and all references to "€" and "euro" are to the single currency of the participating Member States in the third stage of European Economic and Monetary Union of the Treaty Establishing the European Community. The Group prepares its financial statements in pounds sterling.

The Standard Life Group is required to include three years of historical financial information preceding the listing of the Ordinary Shares. As a result, and because of a change in the Group's financial year-end reporting date during 2004 from 15 November to 31 December, the Group is including financial information for FY 2005, FY 2004 and FY 2003.

The Group is required to report its HFI under the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations, adopted by the International Accounting Standards Board ("IASB") beginning with 2005. Historical Financial Information for FY 2004 and FY 2003 has been presented on the basis of UK GAAP. The significant accounting policies applied in the HFI of the Group in FY 2005 and FY 2004 for IFRS as well as in FY 2004 and FY 2003 for UK GAAP are each applied consistently in the Historical Financial Information, respectively, included in this document.

The financial information included in this document consists of the following:

- HFI for FY 2005 on the basis of IFRS and HFI for FY 2004 restated to IFRS.

- HFI for FY 2003 and for FY 2004 prepared on the basis of UK GAAP.

Each of the above is accompanied by a report from PricewaterhouseCoopers LLP.

Unaudited pro forma financial information (consisting of a profit and loss account for FY 2005 and a balance sheet as at 31 December 2005) restating the IFRS financial information for that period on the basis that the demutualisation and flotation had occurred at the beginning of the pro forma reporting period. This pro forma financial information is accompanied by a report from PricewaterhouseCoopers LLP.

The Group's results presented in accordance with EEV Principles and IFRS have been shown as though the Group had operated under the post-demutualisation structure during FY 2004 and FY 2005, but exclude the impact of the £1.1 billion of net new capital to be raised through the Offers.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

25. No Incorporation of Website Information

The contents of the Group's websites do not form part of this document, the Securities Note or the Summary.

26. Purpose of this Prospectus

This Prospectus provides information in relation to the Standard Life Group and its business (including certain information in relation to the demutualisation of The Standard Life Assurance Company and its effects on the Standard Life Group) and in relation to the Offers of Ordinary Shares which the Company is making referred to above.

The Offers which are the subject of this Prospectus comprise:

- The Preferential Offer, being an offer of Ordinary Shares to persons who are Qualifying Persons and to Qualifying Employees;
- The Institutional Offer, being an offer of Ordinary Shares to institutional investors in the United Kingdom, the United States (to QIBs), the EU and elsewhere; and
- The Retail Offer, being a general offer of Ordinary Shares to individuals and other non-institutional investors in the United Kingdom.

The Ordinary Shares which are the subject of the Offers comprise:

- Demutualisation Shares of Eligible Members who have elected to sell them at flotation through the Initial Share Sale Facility; and
- New Shares to be issued by the Company pursuant to the Offers described above to raise £1.1 billion of net new capital described above.

Application will be made for the Ordinary Shares to be allotted and issued pursuant to the Offers to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities.

In addition to the Offers, this Prospectus refers to certain other issues of Ordinary Shares which the Company will make either at or around the time at which the Offers are made, such as the issues of Demutualisation Shares and Employee Shares, or in the future, such as the Bonus Share Issue, although such issues of Ordinary Shares are not the subject of this Prospectus and are mentioned only for completeness.

27. Sources of Information

27.1 Financial Information

Financial information in relation to the Group means, for the purposes of this Section, the information in this document, the Securities Note and the Summary which has been extracted without material adjustment from Part X – "Historical Financial Information", Part XI – "Unaudited Pro Forma Financial Information" and Part XII – "Consulting Actuaries' Report", or which has been extracted from those of the Group's accounting records which have been used to prepare that financial information. Financial information extracted from Part X – "Historical Financial Information" and Part XII – "Consulting Actuaries' Report" is to be found in Part V – "Selected Financial Information", Part VI – "Information About The Standard Life Group" and Part VIII – "Operating And Financial Review Of The Standard Life Group". Financial information extracted from the Group's accounting records is to be found principally in Parts V, VI, VIII, IX, X, XI, XII and XV. Investors should ensure that they read the whole of this document, the Securities Note and the Summary and not just rely on the key information or information summarised within them.

27.2 Unaudited Operating and Financial Information

Unaudited operating and financial information in relation to the Group's business is derived from the following sources: (i) management accounts for the relevant accounting periods presented; and (ii) internal financial reporting systems supporting the preparation of financial statements. Operating information derived from management accounts or internal reporting systems in relation to the Group's business is to be found principally in Part V – "Selected Financial Information" and Part VIII – "Operating and Financial Review of the Standard Life Group" of this document as well as in the Summary. These management accounts are prepared using information derived from accounting records used in the preparation of the Group's historical financial information, but may also include certain other management assumptions and analyses.

Unless labelled "unaudited", all financial information in this document, the Securities Note and the Summary has been audited.

27.3 Industry and Market Data

The Prospectus includes market share and industry data which were obtained by the Group from industry publications and surveys and internal company surveys as well as from third party providers of market and statistical information on, amongst other things, the UK and overseas financial services industries and, in particular, the UK and overseas pensions, insurance, banking and asset management industries. Such third party providers of information include: the Association of British Insurers; the Canadian Life and Health Insurance Association; the Life Insurance and Market Research Association; Swiss Re; the German Insurance Association; the Austrian Insurance Association; Hoppenstedt; Towers Perrin Tillinghast; the Irish Insurance Federation; Life Strategies; Investor Economics; Mergent; Watson Wyatt; the Investment Management Association; CAPS; S&P Micropal; Council of Mortgage Lenders; Datamonitor; Laing & Buisson; and Forrester Research.

Where third party information has been used in the Prospectus, the source of such information has been identified. The Company confirms that the information provided by the third parties referred to above has been accurately reproduced. So far as the Company is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Certain market share information and other statements in the Prospectus regarding the UK and overseas pensions, insurance, banking and asset management industries and the Group's position relative to its competitors, are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect Directors' estimates based upon information obtained from trade and business organisations and associations and other contacts within the industries in which the Group competes, as well as information published by its competitors.

28. Miscellaneous

The total costs and expenses of, and incidental to, the demutualisation and implementation of the Offers are estimated to amount to £236 million.

Approximately £65 million will be borne by the Company and will be written off against the share premium account with the balance of £171 million being borne by the Heritage With-Profits Fund.

No application is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any exchange other than the London Stock Exchange.

There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

29. Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the duration of the Offers at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY and the Company in the United Kingdom at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH in Germany, at Atricom, 15 Lyoner Strasse, Frankfurt, in Austria, at Standard Life Versicherung, Sales Office Austria, Brückenkopfgasse 1, 8020 Graz, in Ireland, at 89/91 St. Stephen's Green, Dublin, and in Canada, at 1245 Sherbrooke Ouest, Montreal, Quebec:

- The Memorandum and Articles;
- The applicable rules and trust deeds relating to the share schemes described above;
- The written consents referred to in Section 22 above;
- The IFRS Historical Financial Information of SLAC for FY 2005 and FY 2004, the UK GAAP Historical Financial Information of SLAC for FY 2004 and FY 2003, and the IFRS Historical Financial Information for the Company for the period to 10 May 2006 in Sections B, D and F, respectively, of Part X – "Historical Financial Information" of this document;
- The Accountants' Reports from PricewaterhouseCoopers LLP on the IFRS Historical Financial Information of SLAC for FY 2005 and FY 2004, the UK GAAP Historical Financial Information of SLAC for FY 2004 and FY 2003 and the IFRS Historical Financial Information for the Company for the period to 10 May 2006, in Sections A, C and E, respectively, of Part X – "Historical Financial Information" of this document;
- The Unaudited Pro Forma Financial Information of SLAC for FY 2005 in Section A of Part XI – "Unaudited Pro Forma Financial Information" of this document;
- The Accountants' Report on the Unaudited Pro Forma Financial Information of SLAC for 2005 in Section B of Part XI – "Unaudited Pro Forma Financial Information" of this document;
- The Consulting Actuaries' Report from Watson Wyatt Limited in Part XII – "Consulting Actuaries' Report" of this document; and
- A copy of this document, the Securities Note and the Summary.

For the purposes of PR3.2.4, the Prospectus will be published in printed form and available free of charge for the duration of the Offers at the registered office of the Company in the United Kingdom (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH), Austria, Canada, Germany and Ireland at the addresses above and at the offices of Merrill Lynch International (Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ) UBS Limited (1 Finsbury Avenue, London EC2M 2PP), Citigroup Global Markets U.K. Equity Limited (Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB) and JPMorgan Cazenove Limited (20 Moorgate, London EC2R 6DA). In addition, the Prospectus will be published in electronic form and available on the Group's website at www.standardlife.com, subject to access restrictions.

30. Securities laws

The distribution of this document, the Securities Note and the Summary and the Offers of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document, the Securities Note and/or the Summary come should inform themselves about and observe any restrictions, including those set out in the Sections that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

30.1 Selling restrictions

General

No action has been or will be taken in any jurisdiction (other than the United Kingdom, Austria, Jersey, Germany and Ireland) that would permit a public offering of the Ordinary Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document, the Securities Note nor the Summary nor any other offering material or advertisement in connection with the Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document, the Securities Note and/or the Summary come should inform themselves about and observe any restrictions on the distribution of this document, the Securities Note and the Summary and the offer of Ordinary Shares contained in this document, the Securities Note and the Summary. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document, the Securities Note and the Summary do not constitute an offer to subscribe for any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

United States

The Ordinary Shares have not been and will not be registered under the US Securities Act, or qualified for sale under the laws of any state of the United States. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered in the United States or to US persons (as defined in Regulation S). The Ordinary Shares will be placed in the United States to QIBs in reliance on Rule 144A or under exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and outside the United States in accordance with Regulation S.

Each subscriber or purchaser of the Ordinary Shares outside the United States pursuant to Regulation S will be deemed to have represented and agreed that it has received a copy of this document, the Securities Note and/or the Summary, as applicable, and such other information as it deems necessary to make an informed investment decision and that:

- The subscriber or purchaser acknowledges that the Ordinary Shares have not been and will not be registered under the US Securities Act, or with any securities regulatory authority of any state of the United States, and are subject to significant restrictions on transfer;

- The subscriber or purchaser is, and the person, if any, for whose account or benefit the subscriber or purchaser is acquiring the Ordinary Shares was, located outside the United States at the time the buy order for the Ordinary Shares was originated;

- The subscriber or purchaser is not an affiliate of the Group or a person acting on behalf of such affiliate; and it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Ordinary Shares from the Group or an affiliate thereof in the initial distribution of the Ordinary Shares;

- The subscriber or purchaser is aware of the restrictions on the offer and sale of the Ordinary Shares pursuant to Regulation S described in this document, the Securities Note and the Summary;

- The Ordinary Shares have not been offered to it by means of any "directed selling efforts" as defined in Regulation S; and

- The Group shall not recognise any offer, sale, pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated restrictions.

Each subscriber or purchaser of the Ordinary Shares within the United States pursuant to Rule 144A or an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act will be deemed to have represented and agreed that it has received a copy of the Summary, this document and/or the Securities Note, as applicable, and such other information as it deems necessary to make an informed investment decision and that:

- The subscriber or purchaser acknowledges that the Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

- The subscriber or purchaser (i) is a "Qualified Institutional Buyer" (as defined in Rule 144A), (ii) is aware that the sale to it is being made in reliance on Rule 144A or an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, and (iii) is acquiring such Ordinary Shares for its own account or for the account of a "Qualified Institutional Buyer";

- The subscriber or purchaser is aware that the Ordinary Shares are being offered in the United States in a transaction not involving any public offering in the United States within the meaning of the US Securities Act;
- If, in the future, the subscriber or purchaser decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, such Ordinary Shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in accordance with Regulation S, or (iii) in accordance with Rule 144 (if available), in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction;
- The Ordinary Shares have not been offered to it by means of any general solicitation or general advertising;
- The Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) and no representation is made as to the availability of the exemption provided by Rule 144 for resales of any Ordinary Shares;
- The purchaser will not deposit or cause to be deposited such Ordinary Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary receipt facility, so long as such Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3); and
- The Group shall not recognise any offer, sale pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated restrictions.

Each subscriber or purchaser acknowledges that the Group and the Underwriters will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agrees that if any of the acknowledgements, representations or warranties deemed to have been made by it by its purchase of shares are no longer accurate, it shall promptly notify the Group and the Underwriters; if they are acquiring Ordinary Shares as a fiduciary or agent for one or more investor accounts, they represent that they have sole investment discretion with respect to each such account and they have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Ordinary Shares have been offered or will be offered pursuant to the Offers to the public in that relevant member state prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Ordinary Shares may be made to the public in that relevant member state at any time:

- to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more (i) an average of at least 250 employees during the last financial year (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts;
- to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited; or
- in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Ordinary Shares or to whom any offer is made under the global Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of this document, the Securities Note and the Summary, the expression "offer of any Ordinary Shares to the public" in relation to any Ordinary Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Ordinary Shares to be offered so as to enable an investor to decide to purchase any Ordinary Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Ordinary Shares being offered to a "financial intermediary" as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the Offers have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Ordinary Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of Merrill Lynch International and UBS Limited has been obtained to each such proposed offer or resale. The Company, Merrill Lynch International and UBS Limited and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified Merrill Lynch International and UBS Limited of such fact in writing may, with the consent of Merrill Lynch International and UBS Limited, be permitted to subscribe for or purchase Ordinary Shares in the Offers.

Japan

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "Securities and Exchange Law") and may not be offered or sold, directly or indirectly, in or into Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. Accordingly, the Ordinary Shares are being offered and sold only to 49 or fewer purchasers in Japan pursuant to the Securities and Exchange Law.

Each purchaser of the Ordinary Shares in Japan may not offer, sell, resell or otherwise transfer the Ordinary Shares or any interest therein, directly or indirectly, in or into Japan to or for the account of any resident of Japan except where all the Ordinary Shares held by such purchaser are sold or transferred to one person in whole but not in part. For the purposes hereof, "resident of Japan" has the meaning defined in Article 6, Paragraph 1, Subparagraph 5 of the Foreign Exchange and Foreign Trade Law (Law No. 228 of 1949), as amended.

DEFINITIONS

Save where the context otherwise requires, the words used in this document and the Securities Note have the following meanings:

"2004 Announcement"	has the meaning given on page 448;
"2002 Order"	the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002;
"ABI"	Association of British Insurers;
"Act"	the Standard Life Assurance Company Act 1991;
"Admission"	admission by the FSA in its capacity as UK Listing Authority of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"AFS"	available for sale;
"Application Form"	a Preferential Offer Application Form and/or an Employee Application Form;
"Articles"	the articles of association of the Company;
"ASB"	UK Accounting Standards Board;
"Basel I"	the Basel Accord of 1988;
"Basel II"	the revised Basel Accord of June 2004;
"BICL"	Bonaventure Insurance Company Limited;
"BNY"	Bank of New York Europe Limited;
"Board"	the board of directors of SLAC or the Company, as the context may require, currently those persons whose names are set out in Part VII – "Management And Employees";
"Bonus Shares"	the Ordinary Shares to be issued to relevant persons for the holding of certain Ordinary Shares for the required period from the date of Admission;
"Business Day"	a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;
"Buy Form"	the form pursuant to which a Qualifying Person (not being an Eligible Member) may make an application to purchase Ordinary Shares in the Preferential Offer;

"CAD 3"	the Capital Adequacy Directive;
"CAD Amending Directive"	the EC Market Risk Directive;
"Calendar 2004"	the 12 month period ended 31 December 2004;
"Canadian Accredited Investors"	a person that is a resident of Canada and is an accredited investor within the meaning provided in National Instrument 45-106-Prospectus and Registration Exemptions ("NI45-106") and is not a person created or being used only to purchase or hold securities as an accredited investor;
"Canadian Member"	a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;
"Canadian Offering Memorandum	in connection with the Preferential Offer made to Qualifying Persons in Canada, the final version of the offering memorandum relating to the Preferential Offer to Qualifying Persons in Canada including the wrap pages, Summary, Registration Document and Securities Note, as amended, and supplemented by the Pricing Statement and, in connection with the Preferential Offer made to Qualifying Employees in Canada, the final version of the offering memorandum relating to the Preferential Offer to Qualifying Employees in Canada including the wrap pages, Summary, Registration Document and Securities Note, as amended, and supplemented by the final pricing statement;
"CCIR"	Canadian Council of Insurance Regulators;
"CFPPFMs"	Consumer Friendly Principles and Practices of Financial Management;
"CIB"	Capital Investment Bond;
"CIRB"	China Insurance Regulatory Bureau;
"CIRC"	China Insurance Regulatory Commission;
"Citibank"	Citibank N.A., London Branch;
"CMI"	Council of Mortgage Lenders, which is the trade association for mortgage leaders in the United Kingdom;
"Combined Code"	the revised Combined Code on Corporate Governance;
"Companies Act"	the Companies Act 1985, as amended;
"Company" or "Standard Life"	Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;
"Connected Persons"	the immediate family and related trusts of a Director or senior manager of the Company;
"Consulting Actuaries"	Watson Wyatt Limited, Watson House, London Road, Reigate, Surrey RH2 9PQ;
"Contract of Participation"	means the contact between the Company, Computershare Trustees (Ireland) Limited and Eligible Employees resident in Ireland for tax purposes, which sets out the terms on which such Eligible Employee agrees to participate in and acquire Employee Shares in accordance with the terms of the SLSP;

"Core Principles"	the core principles relating to the operation of the Heritage With-Profits Fund, which are set out in Schedule 1 to the Main Scheme;
"Court"	the Court of Session in Edinburgh;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 1995) enabling title to securities to be evidenced and transferred in dematerialised form operated by CRESTCo Limited;
"CSD"	UKL&P's Customer Service Division;
"Demutualisation Share Allocation"	the allocation of Ordinary Shares to Eligible Members in order to determine their demutualisation entitlement pursuant to the Main Scheme, as more particularly described in Part V of the Securities Note;
"Demutualisation Shares"	the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;
"Domestication"	has the meaning given to the term on page 62;
"ECR"	the Enhanced Capital Requirement;
"EEA State"	each of the member states of the European Union, Iceland, Liechtenstein and Norway;
"Effective Date"	the date on which the Main Scheme shall become effective;
"Effective Time"	the time on the Effective Date at which the Main Scheme shall become effective;
"Eligible Employee"	an employee in any company in the Standard Life Group (not being an employee who is believed to have a main tax residency outside of a Permitted Country on Admission) in service on Admission and with a period of continuous service with any company within the Standard Life Group of six months up to that date;
"Eligible Member"	each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;
"Employee Acceptance Form"	(i) the form (including any on-line form) pursuant to which Eligible Employees who are resident in the UK for tax purposes may agree to receive their Employee Shares pursuant to the terms of the relevant Free Share Agreement; or (ii) the form pursuant to which Eligible Employees who are resident in Ireland for tax purposes may agree to receive their Employee Shares pursuant to the terms of the Contract of Participation;
"Employee Application Form"	the form pursuant to which a Qualifying Employee is entitled to make an application to purchase Ordinary Shares in the Preferential Offer;
"Employee Keep or Sell Form"	the applicable form pursuant to which (i) Eligible Employees resident for tax purposes in Austria or Germany can choose to either decline, keep or sell all of their Employee Shares or (ii) Eligible Employees resident in Canada for tax purposes can choose to keep, sell some of their Employee Shares to cover tax payable or sell all of their Employee Shares;
"Employee Share Allocation"	the fixed allocation of 185 Employee Shares to Eligible Employees;

"Employee Shares"	the Ordinary Shares to be allocated and issued to Eligible Employees on Admission, or to the SLSP Trustee on their behalf, in connection with the Employee Share Allocation;
"Employee Trust"	has the meaning given to the term on page 432 of this document;
"EU"	the European Union;
"FFA"	Fund for Future Appropriations;
"FGD" or "Financial Groups Directive"	the EU Financial Groups Directive;
"FirstAssist"	FirstAssist Group Limited;
"Free Share Agreement"	the agreement between the Company, Computershare Trustees Limited and Eligible Employees resident in the UK for tax purposes and between the Company and Eligible Employees resident in Canada, Germany or Austria for tax purposes, which sets out the terms on which such Eligible Employees agree to participate and acquire Employee Shares in accordance with the rules of the SLSP;
"FRS 17"	the Financial Reporting Standard 17 on retirement benefits issued by the Accounting Standards Board of the United Kingdom;
"FSA"	the UK Financial Services Authority;
"FSAP"	the EU Financial Services Action Plan;
"FSCS"	the Financial Services Compensation Scheme;
"FSD"	Financial support direction;
"FSMA"	the Financial Services and Markets Act 2000 (as amended from time to time);
"FTSE 100"	the Financial Times Stock Exchange Index of the largest 100 UK companies according to market value;
"FUM"	funds under management;
"Further Capital Support Account"	the memorandum account designated the further capital support account within the Non-Profit Fund and/or the Shareholder Fund as the SLAL Board may from time to time in its absolute discretion determine, required to be maintained by SLAL on and from the Effective Time pursuant to the terms of the Main Scheme;
"FY 2003"	the 12 months ended 15 November 2003;
"FY 2004"	the 13.5 months ended 31 December 2004;
"FY 2005"	the 12 months ended 31 December 2005;
"FY 2006"	the 12 months ended 31 December 2006;
"GDV"	the Gesamtverband der Deutschen Versicherungswirtschaft (the German Insurance Industry Association);
"GEC"	Group Executive Committee;
"Group ALCO"	Group Asset and Liability Committee;

"Group ORC"	Group Operational Risk Committee;
"Group ORP"	Group Operational Risk Policy;
"Group TRC"	Group Technical Risk Committee;
"HASL"	Heng-An Standard Life Insurance Company Limited, a limited liability Sino-foreign equity joint venture company established in China in accordance with the relevant Chinese laws and regulations;
"HDFC"	Housing Development Finance Corporation Limited;
"HDFC-AM"	HDFC Asset Management Limited, a company incorporated in India under the Indian Companies Act 1956;
"HDFC-SL"	HDFC Standard Life Insurance Company Limited, a company incorporated in India under the Indian Companies Act 1956;
"Heritage With-Profits Fund"	the fund referred to as the "Heritage With-Profits Fund" which is to be established and maintained by SLAL pursuant to the Main Scheme;
"HFI"	Historical Financial Information;
"HMRC"	Her Majesty's Revenue & Customs;
"HTM"	held to maturity;
"IAS"	International Accounting Standards;
"IASB"	the International Accounting Standards Board;
"ICA"	Individual Capital Assessment;
"ICCR"	Individual Capital Resources Requirement;
"ICG"	Individual Capital Guidance;
"ICO"	Insurance Companies Ordinance;
"ICTA"	the Income and Corporation Taxes Act 1988, as amended;
"IFAs"	Independent Financial Advisers;
"IFRS"	International Financial Reporting Standards;
"Initial Share Sale Facility"	the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in Part VIII of the Securities Note;
"Institutional Offer"	the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in Part V of the Securities Note;
"Insurance Groups Directive"	Directive 98/78/EC on the supplementary supervision of insurance undertakings within a group adopted by the EU in October 1998;
"Integrated Prudential Sourcebook" or "PRU"	the Integrated Prudential Sourcebook issued by the FSA, as amended from time to time;
"Interim Prudential Sourcebook"	the FSA Interim Prudential Sourcebook for Insurers;

"Ireland"	the Republic of Ireland;
"IT"	information technology;
"Joint Bookrunners"	Merrill Lynch International and UBS Limited;
"JPUT"	Jersey Property Unit Trust;
"Keep/Buy Form"	a form pursuant to which an Eligible Member (not being a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to keep their Demutualisation Shares and, if applicable, make an application to buy Ordinary Shares in the Preferential Offer;
"LAR"	loans and receivables;
"LCOI"	level cost of insurance;
"Listing Rules"	the listing rules issued by the FSA in its capacity as UK Listing Authority as the competent authority for the purposes of Part VI of FSMA;
"Listing"	admission by the FSA in its capacity as UK Listing Authority of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to the Official List in accordance with the Listing Rules;
"London Stock Exchange"	London Stock Exchange plc;
"Long Term Fund"	any long-term insurance fund established and maintained by SLAL pursuant to chapter 7.6 of PRU;
"LTIP"	has the meaning given to the term on page 231;
"Main Scheme"	the Scheme pursuant to Part VII of, and Schedule 12 to, the FSMA under which substantially all of the long-term business of SLAC is to be transferred to SLAL;
"Member"	a member of SLAC whether under the Regulations in force prior to the SGM or by virtue of the Special Resolution;
"Members' Circular"	the proposal for members and policyholders dated 13 April 2006;
"Memorandum"	the memorandum of association of the Company;
"Mid-Range Price"	240 pence, being the mid-point of the Offer Price Range;
"MiFID"	Markets in Financial Investments Directive;
"Mortgage Endowment Promise", "MEP" or "Promise"	the mortgage endowment promise introduced by SLAC in September 2000, as more particularly described in Part XV – "Additional Information";
"New Shares"	those Ordinary Shares to be allotted and issued pursuant to the Offers;
"New With-Profits Funds" or "New WPFs"	the separate Long Term Funds established and maintained by SLAL for new with-profits business;
"Non-Permitted Country Member"	an Eligible Member who is an Overseas Person;

"Non-Profit Fund" or "NPF" the separate fund which is required to be established and maintained by SLAL pursuant to the Main Scheme;

"NPSS" National Pensions Saving Scheme;

"Occupational Pension Scheme" any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of an employee (other than accident or death by accident schemes);

"Occupational Pension Scheme Policy" a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;

"Occupational Pension Scheme Trustee" the person who is alone or with other persons the legal owner in respect of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of each such Occupational Pension Scheme Policy;

"Offer Price" the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;

"Offer Price Range" 210 pence to 270 pence per Ordinary Share, being the indicative price range within which the Offer Price is expected to fall (although the Offer Price may be above or below such indicative price range);

"Offers" the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;

"Official List" the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

"Order" an order made by the Court sanctioning the Main Scheme pursuant to Section 111 of FSMA and any order in relation to the Main Scheme made by the Court pursuant to Section 112 of FSMA;

"Ordinary Shares" ordinary shares of 10 pence each in the capital of the Company;

"OSFI" Office of the Superintendent of Financial Institutions;

"Over-allotment Arrangements" the arrangements pursuant to which the Stabilising Manager may subscribe for or procure subscribers for, the Over-allotment Shares, as more particularly described in the Securities Note;

"Over-allotment Shares" the additional new Ordinary Shares which the stabilising manager, pursuant to the Over-allotment Arrangements, may subscribe for or procure subscribers for;

"Overseas Person" a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;

"PD/BI" property damage/business interruption;

"PE" private equity;

"Pension Scheme Keep/Buy Form"	a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to keep their Demutualisation Shares and, if applicable, make an application to purchase Ordinary Shares in the Preferential Offer;
"Pension Scheme Member Policy"	an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of the underlying members of the scheme, and earmarks benefits for those individual members of that scheme;
"Pension Scheme Sell Form"	a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to sell their Demutualisation Shares through the Initial Share Sale Facility and have the proceeds paid to them in cash;
"Permitted Country"	any or all of Austria, Canada, the Channel Islands, Germany, the Republic of Ireland, the Isle of Man and the United Kingdom;
"PCI"	pension contribution insurances;
"PCI Policies"	Pension Contribution Insurance policies;
"PCAOB"	the auditing standards of the Public Company Accounting Oversight Board (United States);
"PFIC"	passive foreign investment company;
"PMI	personal medical insurance;
"PMI Policies"	Private Medical Insurance policies;
"Policy"	a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;
"policyholder"	any "policyholder" within the meaning of the Financial Services and Markets Act (Meaning of "Policy" and "Policyholder") Order 2001 (SI 2001/2361) and any reference to the "holder of a policy" shall be construed accordingly;
"PPFM"	the principles and practices of financial management of SLAL in effect from time to time in respect of the Heritage With-Profits Fund;
"Preferential Offer"	the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in Part VI the Securities Note;
"Preferential Offer Application Form"	(i) a Keep/Buy Form; (ii) a Buy Form; (iii) a Pension Scheme Keep/Buy Form; and/or (iv) a Tailored Keep/Buy Form (as applicable);
"Preferential Offer Price"	the price per Ordinary Share being at a discount of 5% to the Offer Price;
"Preferential Offer Price Range"	199.5 pence to 256.5 pence per Ordinary Share, being the indicative price range within which the Preferential Offer Price is expected to fall (although the Preferential Offer Price may be above or below such indicative price range);

"Permitted Country Member" an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in a Permitted Country;

"Price Range" the Offer Price Range or the Preferential Offer Price Range, as the case may be, and "Price Ranges" shall be construed accordingly;

"Pricing Statement" the pricing statement containing the Offer Price and the Preferential Offer Price to be published on or shortly before Admission;

"Proposal" the proposal for the demutualisation of SLAC and the flotation of the Company on the London Stock Exchange and all related aspects of the demutualisation and flotation, as described in the Prospectus;

"Prospectus" the prospectus issued by the Company in relation to the Offers, comprising this document, the Securities Note and the Summary prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

"Prospectus Rules" the Prospectus Rules of the Financial Services Authority made under Section 73A of FSMA;

"Q1 2005" the three months ended 31 March 2005;

"Q1 2006" the three months ended 31 March 2006;

"QIBs" Qualified Institutional Buyers as such term is defined in Rule 144A;

"Qualifying Employee" an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment but excluding each Director of SLAC and the Company;

"Qualifying Person" those persons eligible to apply to buy Ordinary Shares in the Preferential Offer being:

(A) Eligible Members (other than Non-Permitted Country Members and Eligible Members who effect a Voluntary Sale in respect of all their Demutualisation Shares);

(B) to the extent they do not fall within (A) above and are not Overseas Persons, those persons who fall within one of the following categories as at 18 April 2006:

- (i) second and subsequent named policyholders of SLAC;
- (ii) policyholders of with-profits policies taken out with SLAC since 30 March 2004;
- (iii) non-with profits policyholders of SLAC;
- (iv) policyholders with SLCC;
- (v) employers which participate in and are currently paying contributions to SLAC under Stanplan A;
- (vi) members of Stanplan V; and

(C) to the extent they do not fall within (A) or (B) above and are not Overseas Persons or resident in Canada, those persons who fall within one of the following categories as at 18 April 2006;

- (i) all non-institutional customers of Standard Life Investments;

(ii) the following customers of Standard Life Bank:

(a) individuals with personal savings accounts;

(b) businesses with business savings accounts; and

(c) persons with a Standard Life Bank mortgage; and

(iii) individual customers of Standard Life Healthcare (other than customers of FirstAssist) with PMI Policies;

"Receiving Agent" Computershare Investor Services PLC;

"Records" the electronic and/or other records of SLAC;

"Registrars" Computershare Investor Services PLC;

"Registration Document" this document;

"regulated activities" has the meaning given to the term on page 391 of this document;

"Regulation S" Regulation S as promulgated under the US Securities Act;

"Regulatory Information Service" a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

"relevant implementation date" has the meaning given to the term on page 463 of this document;

"relevant member state" has the meaning given to the term on page 463 of this document;

"Relevant Time" 11:59 p.m. UK time;

"Reporting Accountants" PricewaterhouseCoopers LLP of Erskine House, 68-73 Queen Street, Edinburgh EH2 4NH;

"Responsible Persons" the Directors of the Company, whose names appear on page 26 of this document, and the Company;

"Retail Offer" the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in the Securities Note;

"Retail Offer Application Form" a form pursuant which individual and other investors resident in the United Kingdom are entitled to make an application to purchase or subscribe for Ordinary Shares in the Retail Offer;

"RPI" Retail Prices Index;

"RRIF" Registered Retirement Income Fund;

"RSA 421-B" Chapter 421-B of the New Hampshire Revised Statutes;

"Rule 144A" Rule 144A under the US Securities Act;

"Sale Nominee" Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

"Sale Shares"	Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;
"Scheme Document"	the document setting out the Scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long-term business of SLAC is to be transferred to SLAL;
"SDLT"	Stamp Duty Land Tax;
"SDRT"	Stamp Duty Reserve Tax;
"SEC"	the US Securities and Exchange Commission;
"Securities and Exchange Law"	the Securities and Exchange Law of Japan (Law No. 25 of 1948);
"Securities Note"	the Securities Note produced under the Prospectus Rules, which, together with this document and the Summary, constitutes the Prospectus;
"Sell Form"	a form, pursuant to which an Eligible Member (who is not a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;
"SERPS"	State Earnings Related Pension Scheme;
"Settlement Date"	the date for settlement of consideration due under the Institutional Offer only, anticipated to be 13 July 2006;
"SGM" or "Special General Meeting"	the special general meeting of SLAC held on the SGM Date to consider the Proposal (including where appropriate any adjourned meetings);
"SGM Date"	31 May 2006;
"Share Account Statement"	a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;
"Shareholder Cash Flows"	certain cash flows arising on specified blocks of UK and Irish business within the Heritage With-Profits Fund which will be transferred, following actuarial investigation, to shareholders;
"Shareholder Fund"	the fund maintained by SLAL which will include, in addition to some of the proceeds from the Offers, assets and liabilities associated with the subordinated debt and holdings in certain of the significant operating subsidiaries, including, amongst others, SLB, SLIF and SLIL;
"Share Guide"	each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and the Standard Life Share Account (as appropriate);
"Share Nominee"	Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;

"Share Plus Account"	a Share Plus Account with SLB, available to Voluntary Sellers resident in the United Kingdom, into which such Voluntary Sellers can have the proceeds due to them from the sale of their Sale Shares paid;
"SLAC"	The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;
"SLAC Regulations"	the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;
"SLAL"	Standard Life Assurance Limited;
"SL Asia"	Standard Life Asia Limited;
"SLB"	Standard Life Bank;
"SLCC"	The Standard Life Assurance Company of Canada;
"SLESL"	Standard Life Employee Services;
"SLH"	Standard Life Healthcare;
"SLI"	Standard Life Investments;
"SLIF"	Standard Life Investment Funds;
"SLIL"	Standard Life International Limited;
"SLI(MF)"	Standard Life Investments (Mutual Funds) Limited;
"SLPF"	Standard Life Pension Funds;
"SLSL"	Standard Life Savings Limited;
"SLSP"	the Standard Life Share Plan;
"SLSPS"	the Standard Life UK defined benefit pension scheme;
"SLSP Trustee"	Computershare Trustees Limited for Eligible Employees resident in the United Kingdom for tax purposes and Computershare Trustees (Ireland) Limited for Eligible Employees resident in Ireland for tax purposes;
"Specified Period"	the period of 10 years following Admission;
"SSAP 24"	the Statement of Standard Accounting Practice 24 on accounting for pension costs, issued by the Accounting Standards Committee;
"SSC"	Standard Life SSC Limited;
"Stabilising Manager"	Merrill Lynch International;
"Standard Life Assurance Limited"	Standard Life Assurance Limited (registered in Scotland with number SC286833);
"Standard Life Assurance Limited Funds"	the funds and sub-funds maintained by SLAL from time to time, including the Non-Profit Fund, the Heritage With-Profits Fund and the Shareholder Fund;
"Standard Life Bank"	Standard Life Bank Limited (registered in Scotland with number SC173685);

"Standard Life Canada"	the Group's Canadian operations, including all business carried on by: (i) Standard Life Financial Inc., including SLCC; (ii) the Canadian branch of SLAC; and (iii) the Canadian branch of SLAL;
"Standard Life Employee Services"	Standard Life Employee Services Limited (registered in Scotland with number SC271355);
"Standard Life Germany"	the German branch of the Standard Life Group;
"Standard Life Group" or "Group"	if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;
"Standard Life Healthcare"	Standard Life Healthcare Limited (registered in England and Wales with number 02123483);
"Standard Life Investment Funds"	Standard Life Investment Funds Limited (registered in Scotland with number SC068442);
"Standard Life Investments"	Standard Life Investments Limited (registered in Scotland with number SC123321);
"Standard Life Ireland"	the Irish branch of the Standard Life Group;
"Standard Life Pension Funds"	Standard Life Pension Funds Limited (registered in Scotland with number SC046447);
"Standard Life Share Account"	the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in Part IX of the Securities Note;
"Stanplan A"	a centralised Occupational Pension Scheme for non SLAC-associated employers, whereby contributions invested in Occupational Pension Scheme Policies are held by Standard Life Trustee Company Limited, which is the sole trustee of the scheme and accordingly, the Member in respect of those Policies;
"Stanplan V"	a free-standing additional voluntary contribution scheme pursuant to which all contributions are invested in Policies which are held by Standard Life Trustee Company Limited which is the sole trustee of the scheme and accordingly, the Member in respect of those Policies;
"Summary"	the Summary produced under the Prospectus Rules, which, together with this document and the Securities Note, constitutes the Prospectus;
"Tailored Keep/Buy Form"	a Pension Scheme Keep/Buy Form which has been amended to enable Eligible Members for at least one Occupational Pension Scheme Policy and at least one or more other policies to exercise their options as such an Eligible Member pursuant to the Main Scheme to keep Demutualisation Shares and (if applicable) to make an application to buy Ordinary Shares in the Preferential Offer;
"Tailored Sell Form"	a Pension Scheme Sell Form which has been amended to enable Eligible Members for at least one Occupational Pension Scheme Policy and at least one or more other policies to exercise their options as such an Eligible Member pursuant to the Main Scheme to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;

"TEDA"	Tianjin Economic Development Area General Company;
"TICL"	Touchstone Insurance Company Limited;
"Trustee"	the trustee of the Unclaimed Assets Trust established to deal with the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"	generally accepted accounting principles in the United Kingdom;
"UK Listing Authority"	the FSA, acting in its capacity as the competent authority for Listing in the United Kingdom under Part IV of FSMA;
"UKL&P"	UK Life and Pensions, the Group's UK life assurance and pensions business segment;
"Unaudited Pro Forma Financial Information"	has the meaning given to the term on page 346 of this document;
"Unclaimed Assets Trust"	the trust to be entered into between the Trustee and the Company on or about the Effective Date;
"Unclaimed Demutualisation Cash"	the cash demutualisation entitlements of Non-Permitted Country Members and the net proceeds of sale of Demutualisation Shares of Canadian Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;
"Unclaimed Demutualisation Shares"	the Demutualisation Shares of Eligible Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;
"Underwriters"	Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London ECIA IHQ, UBS Limited of, 1 Finsbury Avenue, London EC2M 2PP, Citigroup Global Markets U.K. Equity Limited of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB and JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 60A;
"US" or "United States"	The United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US GAAP"	generally accepted accounting principles in the United States;
"US Person"	a US Person as defined in Regulation S;
"US Securities Act"	the US Securities Act of 1933, as amended;
"Voluntary Sales"	the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members (who are not Non-Permitted Country Members) who have elected to sell their Demutualisation Shares or, in the case of Eligible Members resident in Canada and Eligible Members for Pension Scheme Member Policies, have not elected to retain their Demutualisation Shares;

"Voluntary Sellers"	Eligible Members who effect a Voluntary Sale;
"With-Profits Funds"	the Heritage With-Profits Fund and the New With-Profits Fund;
"WPB"	With-Profits Bond; and
"WPICC"	the with-profits insurance capital component.

Dated 15 June 2006

GLOSSARY OF TECHNICAL TERMS

"A Day"	6 April 2006, the date when the new pensions simplification regime came into force in the United Kingdom;
"ALM Policy"	asset and liability matching policy, more particularly described on page 197 of this document;
"annuity"	a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum it is termed an "immediate annuity". If it is to commence at some future date it is termed a "deferred annuity";
"APE"	annual premium equivalent income, being the total of new annualised regular premiums plus 10% of single premiums written during the applicable period;
"best execution obligation"	has the meaning given to the term on page 390 of this document;
"bonus"	surplus funds that a life assurance company allocates to its policyholders;
"burn through"	the scenario in which the Heritage With-Profits Fund has insufficient assets to pay guaranteed policy benefits and the shareholders must therefore forego expected Shareholder Cash Flows and potentially inject additional funds into the Heritage With-Profits Fund;
"capital growth condition"	one of the conditions to which the MEP given by SLAC was expressed to be subject, namely the future growth in SLAC's capital; being sufficient to allow SLAC to set aside regular provisions to meet any possible shortfalls between actual maturity proceeds on relevant mortgage endowment policies and their respective targeted amounts;
"CALM"	Canadian Asset Liability Method, as set out in section 6, page 15, of the Canadian Institute of Actuaries "Standards of Practice for the Valuation of Policy Liabilities of Life Insurers" of October 2001;
"conventional with-profits"	with-profits business which is not unitised with-profits business;
"covered business"	the Standard Life Group's covered business, to which the EEV methodology is applied, is its life assurance and pensions businesses in the United Kingdom, Europe, Canada, and "Other" (including Asia) plus the current and future profits and losses from SLI arising on its management of funds relating to the life assurance and pensions business;
"CR"	capital resources;
"CRR"	the capital resource requirement;
"DAC"	deferred acquisition costs;
"DB"	defined benefit;
"DC"	defined contribution;
"defined benefit pension plan or scheme" or "final salary pension plan or scheme"	a pension scheme under which an employee receives pension benefits based on his or her final salary as an employee (or an average of his or her salary over a prescribed period before retirement) (a "defined benefit"). Typically, the benefits received consist of an optional tax-free lump sum and an income for life;

"defined contribution pension plan or scheme" or "money purchase pension plan or scheme" — a pension scheme under which an employee and his or her employer make contributions and the benefits that the employee receives on retirement depend on what has been contributed to the underlying fund and how the investments made by that fund perform. At retirement, an employee may elect to receive up to 25% of the fund as a tax-free lump sum, while the remainder must be used to purchase an annuity to provide him or her with an income;

"de-polarisation" — the FSA's new regime which came into effect in June 2005 which is intended to give consumers greater choice in relation to financial services products by allowing companies, such as banks and insurers, to offer products from multiple suppliers (prior to the introduction of the de-polarisation regime they were tied to their own products), ending the ties between IFAs and certain product providers and requiring IFAs, if they are to continue to be able to represent themselves as being "independent", to offer products from a number of suppliers, advice from across the market and to give consumers the opportunity to pay for advice by fee;

"DIR" — deferred income reserve, which is recognised in relation to front end fees that relate to services (on investment management services contracts) to be provided in future periods over the life of one contract, in order to recognise the income over the life of the contract;

"double gearing" — has the meaning given to the term on page 10 of this document;

"DPF" — discretionary participating feature;

"DWP rebates" — national insurance "rebates" from the UK Department of Work and Pensions;

"EBR" — the equity backing ratio;

"ECR" — has the meaning given to the term on page 9 of this document;

"EEV" — EEV, or European Embedded Value, measures the value to shareholders of the net assets plus the expected future profits on in-force business from a life assurance and pensions business. EEV reports the value of new business and business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the costs of holding required capital, the value of free surplus and TVOG;

"EEV Principles" — the EEV principles and guidance issued in May 2004 and October 2005 by the CFO Forum (which represents the chief financial officers of major European insurers, including the Standard Life Group);

"embedded value" — the embedded value of a life assurance business is the sum of its shareholder net assets (including any surplus held in the long-term business fund which is attributable to shareholders) and the value of its in-force business. The latter is calculated by projecting the after tax surpluses distributable to shareholders expected in respect of the in-force business and discounting them back to the present time at a risk rate of return;

"equity backing ratio" — the proportion of assets backing with-profits business which is invested in real assets such as equities and properties;

"fund supermarket" — a brokerage firm that provides access to a variety of mutual funds, allowing investors to buy a variety of fund products from different fund providers in one central location. The primary benefit of a fund supermarket is simplicity: an investor can buy funds from different fund providers and receive all their statements in a single report;

"FRR" Financial Resources Requirement;

"FVTPL" fair value through the profit and loss, which is a designation used under IFRS for all investment securities and derivatives in which the fair values of such instruments are based on the current quoted bid prices where an active market exists, or, when this is not possible, as appropriate market consistent valuation technique is used to determine fair value;

"GCR" group capital resources;

"GCRR" group capital resources requirement;

"gross premiums" the total premium income (whether or not earned) arising on business written in a period prior to reinsurance ceded;

"in-force business" long-term business which has been written before a specified date and which has not terminated before that date;

"investment trusts" companies that invest in shares of other companies. Investment trusts are a cost-efficient way to invest in the stock market. They allow investors to benefit from: (i) pooling their money with other investors, which provides greater investment potential; (ii) risk diversification, investment trusts spread risk since they typically own shares in a wide range of companies; (iii) lower charges, most investment trusts tend to have lower marketing costs due to the fact that they are not selling new shares; and (iv) the ability to invest small amounts, most trusts have regular savings schemes and low minimum levels of investment;

"ISA" individual savings account;

"liability-driven investment" the process of building portfolios and managing assets to provide capital-efficient returns relative to a liability-based benchmark. LDI strategies aim to match assets more closely to liabilities by using bonds and derivative investments, such as interest rate and inflation-linked swaps, to hedge out inflation and interest rate risks and are specifically designed for entities such as defined benefit pension schemes and insurance companies to help them meet the challenge of providing long-term benefits within the environment of short term-financial and regulatory measures;

"longevity risk" the probability that future cash flows from annuity business may adversely deviate from expectations as a result of improvements in future mortality;

"long-term business" insurance business which comprises life assurance business (life and pensions business) and long-term disability insurance (also known as permanent health insurance);

"long-term business fund" the segregated fund of assets and liabilities established and maintained by a life assurance company for the purpose of supporting its long-term business;

"LTICR" the Long Term Insurance Capital Requirement;

"mathematical reserves" the provision made by a life assurance company to cover liabilities (excluding liabilities which have fallen due) arising under or in connection with contracts for long-term business;

"MCCSR" Minimum Continuing Capital and Surplus Requirement as defined by the Office of the Superintendent of Financial Institutions (Canada);

"MCR"	the Minimum Capital Requirement;
"mutual fund"	a mutual fund is a collective investment vehicle enabling investors to pool their money, which is then invested in a diverse portfolio of stocks or bonds, enabling investors to achieve a more diversified portfolio than they otherwise might have done by making an individual investment. There are many kinds of mutual funds, each with its own goals and methodologies. A mutual fund may be either an actively managed fund or an indexed mutual fund. Actively managed funds are changed on a regular basis by a fund manager in the attempt to maximize their profitability. The fund manager looks at the market and the sectors a fund invests in and redistributes the fund accordingly. An indexed fund simply takes one of the major indexes and buys according to that index. Indexed funds change much less frequently than actively managed funds, but in theory an active fund has more potential for profit;
"net premiums"	gross premiums written and insured by an insurer less premium ceded to reinsurers;
"new business contribution" or "NBC"	is the expected present value of all future cash flows attributable to the shareholder from new business and is one of the key indicators that the Group uses to measure the profitability of its new life assurance and pensions business;
"new business strain"	the situation where costs involved in acquiring new business (such as commission payments to intermediaries, expenses, reserves, etc.) are outlaid when that new business is acquired and therefore affect the insurance company's financial position at that point, but the income from that new business (premiums, investment income, etc.) has not yet been received and will not be received until a point in the future and thus cannot be taken into account in the company's financial position;
"non-covered business"	the Standard Life Group's non-covered business, which is reported on an IFRS basis, includes its third party investment management, banking, healthcare and other businesses not associated with its life assurance and pensions business;
"non-profit business"	business represented by index-linked policies, unit-linked policies or policies where benefits are guaranteed;
"non-profit policy"	a policy, including a unit linked policy, which is not a with-profits policy;
"OEIC"	open-ended investment company;
"PBIT"	profit before interest and taxation;
"Pensions White Paper"	the UK government white paper "Security in retirement: towards a new pensions system" published on 25 May 2006;
"PEP"	personal equity plan;
"periodic premiums"	premiums in relation to a policy which are payable throughout the duration of the policy or for some shorter fixed period;
"personal pension plan"	an individual pension arrangement with particular tax advantages whereby individuals who are self-employed or those who are not members of employer-sponsored pension scheme arrangements can make provision for retirement or provide benefits for their dependants in a tax efficient manner;
"PI"	professional indemnity;

"PMI"	private medical insurance;
"PPIP"	personal pension investment plan;
"private equity"	any investment that involves the purchase of shares in a private company. Private equity offers investors the opportunity to share in the development of a company that has the potential to achieve an above average rate of growth. This means rates of return are typically superior to those available from investments in public markets;
"PVFP"	present value of future profits;
"PVIF"	the present value of the projected future after tax distributable profits attributable to shareholders from the Covered Business in-force at the valuation date, adjusted where appropriate, to take account of TVOG;
"PVNBP"	present value of new business premiums, this is the measure of insurance sales under the EEV methodology. It represents total single premiums receiving during a period plus the discounted value of premiums expected to be received over the term of new regular premium contracts;
"Realistic Surplus"	the excess of the realistic value of the assets of a with-profits fund over the realistic value of the liabilities of the with-profits fund and "Realistic Deficit" shall be construed accordingly;
"regular premium" or "recurring premium"	a regular or recurring premium contract, as opposed to a single premium contract (see below), is one where the policyholder agrees at inception to make a regular payment throughout the term of the contract;
"Regulatory Surplus"	the excess of the regulatory value of the assets of a with-profits fund over the regulatory value of the liabilities of the with-profits fund and "Regulatory Deficit" shall be construed accordingly;
"reinsurance"	the insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life assurance company;
"Residual Estate"	represents the excess of the realistic value of assets in the Heritage With-Profits Fund over the realistic value of the liabilities of the Heritage With-Profits Fund, ignoring the liability to distribute any such excess as bonuses on with-profits policies in the Heritage With-Profits Fund;
"Sandler Review"	has the meaning given to the term on page 48 of this document;
"single premium"	a single premium contract, as opposed to a regular or recurring premium contract (see above), involves the payment of one premium at inception with no obligation for the policyholder to make subsequent, additional payments;
"SIPP"	a self-invested personal pension which provides the beneficiary with greater choice and flexibility as to the range of investments made, how those investments are managed, the administration of those assets and how retirement benefits are taken;
"SME"	small-to-medium enterprise;

"Smith and Higgs guidance"	the report and proposed guidance published by a Financial Reporting Council-appointed group chaired by Sir Robert Smith entitled "Audit Committees: Combined Code Guidance" in January 2003 and the corporate governance guidance and recommendations set out in the report produced by Derek Higgs entitled "Review of the role and effectiveness of non-executive directors" dated January 2003;
"SOA"	service-orientated architecture, as more particularly described on page 81 of this document;
"TAAM"	Test of Adequacy of Assets in Canada and Margin Requirements, as defined by the Office of the Superintendent of Financial Institutions (Canada);
"TIP"	Trustee Investment Plan;
"traditional IFA"	an independent financial adviser providing advice from the "whole of the market";
"Turnbull Report"	the report entitled "Internal Control: Guidance for Directors on the Combined Code" dated September 1999 published by the Internal Control Working Party of the Institute of Chartered Accountants of England and Wales chaired by Sir Nigel Turnbull;
"TVOG"	the time value of options and guarantees, which represents the potential additional cost to shareholders where a financial option or guarantee exists which affects policyholder benefits and is exercisable at the option of the policyholder;
"twin peaks test"	has the meaning given to the term on page 9;
"UDS"	unallocated divisible surplus;
"unit-linked policy"	a non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets referred to as the unit-linked fund;
"unit trust"	a trust where investors (unit holders) obtain a fractional interest in a fund by purchasing units from the managers of the trust on the understanding that they can resell their units to the managers at a price closely reflecting the stock market value of the trust's investments;
"unitised with-profits" or "UWP"	any (i) policy or (ii) that part of any policy, in relation to which the value of the benefits is measured by reference to with-profits units allocated to that policy;
"with-profits business"	business represented by with-profit policies and the assets and liabilities associated with them;
"with-profits investment element"	in relation to a unitised with-profits policy, that part of any premium as has been applied or is applicable to the allocation of with-profits units, after any adjustment in accordance with the terms of the relevant policy;
"with-profits policy" or "with-profits policies"	a policy where, in addition to guaranteed benefits specified in the policy, additional bonuses may be payable from relevant surplus. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part. This excludes any policy in respect of which such eligibility for bonuses arises solely as a result of the application of the MEP;

"with-profits units" notional units whose value or number vary by reference to premiums paid, bonuses declared or surpluses distributed, as determined by SLAC (before the Effective Time) or SLAL (after the Effective Time), for the purposes of calculating benefits payable under unitised with-profits policies;

"working capital ratio" an indication of the strength of a with-profits fund is given by the ratio of the realistic net assets to the realistic total assets;

"Wrap platform" an investment platform which is essentially a trading platform enabling investment funds, pensions, direct equity holdings and some life assurance contracts to be held in the same administrative account rather than as separate holdings; and

"Wrap services" has the meaning given to the term on page 452 of this document.

Dated 15 June 2006

THIS DOCUMENT, THE REGISTRATION DOCUMENT AND THE SUMMARY together comprise a prospectus (the "Prospectus") relating to Standard Life plc ("Standard Life" or the "Company") prepared in accordance with the Prospectus Rules of the Financial Services Authority ("FSA") made under section 73A of the Financial Services and Markets Act 2000 ("FSMA") and approved by the FSA under section 87A of FSMA. The Prospectus has been filed with the FSA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

Application will be made to the FSA for the ordinary shares of 10 pence each of the Company (the "Ordinary Shares") issued and to be issued pursuant to the Offers, the Over-allotment Shares, the Demutualisation Shares and the Employee Shares, each as described in the Prospectus, to be admitted to the Official List of the FSA (the "Official List") and to London Stock Exchange plc (the "London Stock Exchange") for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together, "Admission"). Admission to the Official List, together with admission to trading on the London Stock Exchange's main market for listed securities, constitutes admission to official listing on a regulated market. As at the date of the Prospectus, no Ordinary Shares are admitted to trading on a regulated market. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 July 2006. The Demutualisation Shares will not be issued unless the Main Scheme becomes effective, the New Shares will not be issued pursuant to the Offers unless Admission occurs, the Over-allotment Shares will only be issued if the Over-allotment Arrangements are exercised and the Employee Shares will not be issued unless Admission occurs. Accordingly there will be no conditional dealings in the Ordinary Shares. No application has been or is currently intended to be made for the Ordinary Shares to be admitted to listing or dealt in on any other exchange.

Applicants to purchase or subscribe for Ordinary Shares in the Offers should note that dealings in the Ordinary Shares will commence prior to the despatch of their definitive share certificates or Share Account Statements, as the case may be. Applicants who purchase or subscribe for Ordinary Shares in the Offers and who deal prior to the receipt of their definitive share certificates or Share Account Statements, as the case may be, do so at the risk of selling Ordinary Shares for which they will not have received an allocation. Definitive share certificates or Share Account Statements, as the case may be, will be despatched to successful applicants by 17 July 2006.

This document does not constitute an offer of, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution in Australia or Japan. The offer, sale and/or issue of the Ordinary Shares has not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or qualified for sale under the laws of any state of the United States or qualified for distribution by prospectus in Canada or under any applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered within Australia, Japan or the United States or to, or for the benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares are being offered and sold within the United States only to "qualified institutional buyers" ("QIBs") (as defined in Rule 144A under the US Securities Act ("Rule 144A")) and in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S"). The Ordinary Shares are being distributed in Canada under exemptions from the prospectus filing requirements of securities legislation in Canada.

Prospective investors should read the whole of this document, together with the Registration Document and the Summary, including the discussion of certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares as set out in Part I – "Risk Factors" and Part I – "Risk Factors" of the Registration Document. Prospective investors should be aware that an investment in the Company involves a degree of risk and that, if certain of the risks described in the Prospectus occur, investors may find their investment materially adversely affected. Accordingly, an investment in the Ordinary Shares is only suitable for investors who are particularly knowledgeable in investment matters and who are able to bear the loss of the whole or part of their investment.



STANDARD LIFE



STANDARD LIFE PLC

(Incorporated in Scotland under the Companies Act 1985 with registered number SC286832)

Offers of Ordinary Shares
at an Offer Price expected to be between 210 pence and 270 pence per Ordinary Share
and to Qualifying Persons at a Preferential Offer Price which is
expected to be between 199.5 pence and 256.5 pence per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

MERRILL LYNCH INTERNATIONAL | **UBS INVESTMENT BANK**

Co-lead Managers

CITIGROUP | **JPMORGAN CAZENOVE**

EXPECTED ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION
(ASSUMING THE OFFER PRICE IS SET AT THE MID-POINT OF THE OFFER PRICE RANGE)

Authorised			Issued and fully paid	
Number	Amount		Number	Amount
3,000,000,000	£300,000,000	Ordinary Shares of 10 pence each	2,002,566,108	£200,256,611

The number of Ordinary Shares to be offered for subscription by the Company in the Offers will be such as will result in the Company raising, before the exercise of the Over-allotment Arrangements, approximately £1.1 billion of net new capital for the Standard Life Group (after deducting the expenses of the initial public offering and amounts to be used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members). Certain Demutualisation Shares will also be offered for sale by the Company in the Offers on behalf of Voluntary Sellers and the proceeds of sale (less, where applicable, a fee in respect of certain costs) will be paid to those persons and/or applied towards enhancing policyholder benefits or otherwise as provided for in the Main Scheme, as the case may be. The Company has also entered into the Over-allotment Arrangements as described below.

The share capital statistics set out above in relation to the issued and fully paid share capital assume: (i) the issue by the Company of 1,472 million Demutualisation Shares; (ii) the issue by the Company of 529 million Ordinary Shares pursuant to the Offers to raise £1.1 billion of net new capital (as described above), comprising Ordinary Shares issued pursuant to the Preferential Offer, the Institutional Offer and the Retail Offer; (iii) the issue by the Company of 2 million Employee Shares; (iv) that the Over-allotment Arrangements are not exercised; (v) that the Offer Price is set at the mid-point of the indicative Offer Price Range and the Preferential Offer Price is calculated based on such mid-point; and (vi) that Ordinary Shares worth £800 million at the mid-point of the Preferential Offer Price Range are sold in the Preferential Offer. The aggregate nominal value and number of issued and fully paid Ordinary Shares shown above will vary depending upon the Offer Price and the Preferential Offer Price, the size of the Preferential Offer and whether, and the extent to which, the Over-allotment Arrangements are exercised.

The Price Ranges are indicative only and may be changed during the course of the Offers. The Offer Price and the Preferential Offer Price may be set within, above or below the respective indicative Price Ranges. A number of factors will be considered in determining the Offer Price (and therefore the Preferential Offer Price) and basis of allocation, including the prevailing market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility, the level and nature of demand for Ordinary Shares under the Offers, the prices bid to acquire Ordinary Shares under the Institutional Offer and the objective of encouraging the development of an orderly after-market in the Ordinary Shares. Unless required to do so by law or regulation, the Company does not envisage publishing any supplementary prospectus or a pricing statement, as the case may be, until determination of the Offer Price and Preferential Offer Price. A pricing statement containing the Offer Price and the Preferential Offer Price and confirming the number of Ordinary Shares to be allotted and issued pursuant to the Offers (the "Pricing Statement") is expected to be published by 9 July 2006. Further details on how the Offer Price, the Preferential Offer Price and the number of Ordinary Shares which are the subject of the Offers are to be determined are contained in Sections 4 and 5 of Part V — "Information About The Offers" of this document.

The Ordinary Shares to be made available pursuant to the Offers will, on Admission, rank pari passu in all respects with all other Ordinary Shares, including for all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission.

In connection with the Offers, the Stabilising Manager (or any of its agents or other persons acting for it), may (but will be under no obligation to), to the extent permitted by law and for stabilisation purposes, effect transactions (on any securities market, over-the-counter market, stock exchange or otherwise) with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market, including over-allotting Ordinary Shares up to a maximum of 15% of the total number of New Shares comprised in the Offers (assuming no exercise of the Over-allotment Arrangements) and the Stabilising Manager has entered into the Over-allotment Arrangements with the Company pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, Ordinary Shares (the "Over-allotment Shares") at the Offer Price representing 15% of the number of New Shares comprised in the Offers (assuming there is no exercise of the Over-allotment Arrangements), for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The transactions referred to above may be effected, and the Over-allotment Arrangements may be exercised in whole or in part upon notice by the Stabilising Manager (with Merrill Lynch International and UBS Limited making recommendations as to exercise), at any time during the period commencing on Admission and ending 30 days thereafter. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will be sold at the Offer Price on the same terms and conditions as, and will rank *pari passu* with, the Ordinary Shares, including for all dividends and other distributions declared, made or paid on the Ordinary Shares and will form a single class for all purposes with the Ordinary Shares. In no event will measures be taken to stabilise the market price of the Ordinary Shares above the Offer Price. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Offers. Following allocation of the Ordinary Shares pursuant to the Offers, the Stabilising Manager may seek to agree the terms of deferred settlement with certain instutitional investors who have been allocated Ordinary Shares pursuant to the Institutional Offer. No fees will be payable to such institutional investors.

The distribution of this document, the Registration Document and the Summary and the offer, sale and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Joint Global Co-ordinators or Co-lead Managers to permit a public offer of Ordinary Shares or possession or distribution of this document (or any other offering or publicity material or application form relating to the Ordinary Shares) in any jurisdiction, other than in the Permitted Countries except Canada. Persons into whose possession this document comes are required by the Company and the Joint Global Co-ordinators or Co-lead Managers to inform themselves about and to observe any such restrictions. This document does not constitute or form part of an offer to sell, or the solicitation of an offer to buy, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting exclusively for the Company and no one else in connection with the Offers. None of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Offers and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Offers or any transaction, arrangement or other matter referred to in this document.

Prospective investors should rely only on the information contained in this document, the Registration Document and the Summary. No person has been authorised to give any information or make any representations other than those contained in this document, the Registration Document and/or the Summary and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the Directors, Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited or JPMorgan Cazenove Limited. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any issue or sale made of Ordinary Shares under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document, the Registration Document and the Summary or that the information in it or them is incorrect as of any time subsequent to the date of this document, the Registration Document and the Summary.

The Offers and the distribution of this document, the Registration Document and the Summary are subject to the restrictions set out in Part XI – "Additional Information".

In connection with the Offers, each of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited and any of their respective affiliates acting as an investor for its or their own account may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in the Ordinary Shares, any other securities of the Company or other related investments in connection with the Offers or otherwise. Accordingly, references in this document, the Registration Document and the Summary to the Ordinary Shares being offered or otherwise dealt with should be read as including any offer to, or dealing by Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited and any of their respective affiliates acting as an investor for its or their own account(s). Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

The contents of this document, the Registration Document and the Summary should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document, including all capitalised terms and certain technical and other items, are defined and explained in the Sections headed "Definitions" or "Glossary of Technical Terms", as the case may be.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Ordinary Shares offered pursuant to the Offers have not been and will not be registered under the US Securities Act, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable state securities laws. Prospective investors are hereby notified that sales of Ordinary Shares may be made in reliance on an exemption from the provisions of Section 5 of the US Securities Act. The Joint Bookrunners, through their respective selling agents, may arrange for the offer and resale of the Ordinary Shares in the United States only to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"). For a description of these and certain further restrictions on the offer, sale and transfer of the Ordinary Shares and distribution of this document, the Registration Document and the Summary, see Section 7 of Part XI – "Additional Information". Please note that by receiving this document, the Registration Document and the Summary, purchasers shall be deemed to have made certain representations, acknowledgements and agreements set out herein including, without limitation, those set out in Section 7 of Part XI – "Additional Information".

THE ORDINARY SHARES OFFERED BY THIS DOCUMENT, THE REGISTRATION DOCUMENT AND THE SUMMARY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF ORDINARY SHARES OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE REGISTRATION DOCUMENT AND/OR THE SUMMARY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED JUDGEMENT IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL, TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither the Company nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the US Exchange Act. The Company will apply for an exemption from the reporting requirements of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder and in connection therewith will agree to furnish certain documents to the US Securities and Exchange Commission pursuant to such Rule. For so long as any Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) of the US Securities Act, the Company will, during any period in which it is neither subject to Section 13 or 15(d) of the US Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) of the US Exchange Act, provide, upon written request, to holders of Ordinary Shares, any owner of any beneficial interest in Ordinary Shares or to any prospective purchaser designated by such holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

This document, the Registration Document and the Summary are being furnished by the Company in connection with an offering exempt from the registration requirements of the US Securities Act, solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of Ordinary Shares described herein. The information contained in this document, the Registration Document and the Summary has been provided by the Company and other sources identified herein or therein. This document, the Registration Document and the Summary are being furnished on a confidential basis only to persons reasonably believed to be QIBs in the United States. Any reproduction or distribution of this document, the Registration Document and/or the Summary, in whole or in part, in the United States and any disclosure of their contents or use of any information herein or therein in the United States for any purpose, other than in considering an investment by the recipient in the Ordinary Shares offered hereby or thereby, is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, the Registration Document and the Summary, agrees to the foregoing.

ENFORCEMENT OF JUDGMENTS

The Company is a public company incorporated under the laws of Scotland. The majority of the assets of the Company are located in Europe. None of the Directors or officers is a citizen or resident of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce outside the United States judgments obtained against the Company or such persons in US courts, including, without limitation, judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, the Registration Document and the Summary, including those in the Part I – "Risk Factors" and Part V – "Information About The Offers" of this document, constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "forecasts", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, the following are forward-looking in nature: (i) certain statements in Part I – "Risk Factors" of the Registration Document with regard to risks relating to regulations that may be or become applicable to the Group, regulatory or legal actions which might involve the Group, the demutualisation and flotation, the Group's actuarial assumptions, the Group's competitive position and its management and information systems; (ii) certain statements in Part VI – "Information About The Standard Life Group" of the Registration Document with regard to strategy and management objectives, trends in market shares, prices, market standing and product volumes and the effects of changes or prospective changes in regulation; and (iii) certain statements in Part VIII – "Operating And Financial Review Of The Standard Life Group" of the Registration Document with regard to trends in results, prices, volumes, operations, margins, overall market trends, risk management and exchange rates and with regard to the effects of changes or prospective changes in regulation. It is strongly recommended that investors read Part I – "Risk Factors" and Part V – "Information About The Offers" of this document and Part I – "Risk Factors", Part VI – "Information About The Standard Life Group" and Part VIII – "Operating And Financial Review Of The Standard Life Group" of the Registration Document for a more complete discussion of the factors that could affect the Group's future performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this document, the Registration Document and the Summary, may not occur. The forward-looking statements referred to above speak only as at the date of this document, the Registration Document and the Summary. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this document, the Registration Document and the Summary except as required by law or by any appropriate regulatory authority. None of the forward-looking statements referred to above are intended to constitute qualifications of the working capital statement of the Company set out in Section 19 of Part XV – "Additional Information" of the Registration Document or Section 2 of Part XI – "Additional Information" of this document.

TABLE OF CONTENTS

		Page
PART I	RISK FACTORS	6
PART II	DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS	9
PART III	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	10
PART IV	OFFER STATISTICS	11
PART V	INFORMATION ABOUT THE OFFERS	12
PART VI	TERMS AND CONDITIONS OF THE PREFERENTIAL OFFER	28
PART VII	TERMS AND CONDITIONS OF THE RETAIL OFFER	39
PART VIII	TERMS AND CONDITIONS OF THE INITIAL SHARE SALE FACILITY	48
PART IX	TERMS AND CONDITIONS OF THE STANDARD LIFE SHARE ACCOUNT	60
PART X	INFORMATION ABOUT THE ORDINARY SHARES	72
PART XI	ADDITIONAL INFORMATION	86
DEFINITIONS		92

PART I

RISK FACTORS

Investing in and holding the Ordinary Shares involves a degree of financial risk. Prospective investors in the Ordinary Shares should carefully review the information contained in this document, the Registration Document and the Summary and should pay particular attention to the following risks associated with an investment in the Ordinary Shares. If one or more of the following risks were to occur, it could have a materially adverse effect on the Standard Life Group's share price and investors could lose all or part of their investment. In addition, the risks set out below may not be exhaustive. Additional risks and uncertainties not presently known to the Company or which the Company currently deems immaterial may arise and may also have a material adverse effect on price of the Ordinary Shares and any investment in them.

In addition to the risk factors included in this Section, prospective investors should carefully review the risks associated with an investment in the Company detailed in Part I – "Risk Factors" of the Registration Document.

Risks associated with the Offers

1. The Company's ability to pay dividends to its shareholders and to service debt will be subject to legal and regulatory restrictions on the payment of dividends to it by its insurance and other subsidiaries and will be dependent on other business considerations which might affect the decision as to whether to pay dividends. In addition, the Company's ability to pay dividends, at least in the initial years following its flotation, is dependent on the successful execution of the proposed share capital reductions of SLAL and the Company

The Company will act as a holding company for the Standard Life Group's life assurance and pensions business subsidiaries and other subsidiaries and will not have any significant operations of its own. As a holding company, the Company will rely on dividends from its subsidiaries as the principal source of cash to meet its obligations, including the payment of operating expenses, principal and interest on debt obligations and shareholder dividends. Some of the Company's insurance subsidiaries are subject to various regulatory restrictions which limit the amount of dividends or distributions they may pay without regulatory approval. In particular, the Company's ability to declare dividends may be restricted in order to protect the security of policyholders, as applicable UK legislation prohibits the payment of dividends by any life assurance company (including to its parent for onward distribution to shareholders) at any time when the value of the assets of a life assurance company attributable to its long-term business fund does not exceed the value of the liabilities of the long-term business fund, in each case as valued in accordance with the relevant valuation regulations (see Part XIII – "Supervision And Regulation" of the Registration Document). The ability of the Company's subsidiaries to pay dividends to it, and its ability to pay dividends to shareholders, are also subject to meeting the expectations of the rating agencies that each subsidiary and the Group as a whole will manage their solvency and capital requirements appropriately given the ratings framework applicable to them. In addition, notwithstanding that the Company may have sufficient distributable reserves to pay dividends to shareholders and may not be restricted in doing so either by regulation or the exceptions of ratings agencies, it may nevertheless elect not to do so and may instead employ those funds for another purpose, for example, to invest in and further develop the Group's business. The Company's ability to pay dividends will therefore depend on the Group's results of operations and capital requirements.

In addition, it is intended to cancel the share premium account of SLAL in order to avoid any restriction on SLAL's ability to pay dividends to the Company as a result of the restructuring occurring in connection with demutualisation. Furthermore, to provide the Company with sufficient distributable reserves immediately after demutualisation and flotation from which it can pay dividends without being reliant on upstream distributions to it from its subsidiaries, it is intended to reduce the share premium account of the Company. These reductions of share premium account require the sanction of the Court, which is to be, and can only be, made shortly after the Main Scheme becomes effective and Admission occurs. Although it is expected that such sanctions will be granted, were this not to happen in either or both cases the Company might not be able to pay its first dividend (currently scheduled for May 2007), as well as any subsequent ones.

2. The Ordinary Shares have no prior public market and no assurance can be given to prospective investors that an active trading market in the Ordinary Shares will develop

Prior to Admission, there has not been and there will not be a market for the Ordinary Shares and following Admission an active trading market in the Ordinary Shares may not develop or, if one does develop, may not be sustained. Factors such as variations in actual or anticipated operating results, changes in or failure to meet earnings estimates, market conditions in the insurance and financial services industries, regulatory actions and general economic and financial market conditions, among other things, may have a significant effect on the market price of the Ordinary Shares following Admission.

3. The price of the Ordinary Shares may be volatile and may be affected by a number of factors, some of which are beyond the Company's control

The Company's share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, some of which are beyond its control, including:

- regulatory or legal actions;
- actions or announcements of the Group's competitors;
- changes in the market outlook for the insurance, investments, healthcare or banking industries;
- departure of key personnel from the Group;
- disruption or termination of the Group's relationship with distribution partners, in particular IFAs;
- the issue of additional ordinary shares by Standard Life or a significant increase in debt obligations of the Group;
- significant sales of the Ordinary Shares, including by policyholders who received Demutualisation Shares;
- quarterly or yearly variations in actual or anticipated results of the Group's operations;
- changes in financial estimates by securities analysts; or
- downgrade or potential downgrade in the Group's financial strength or credit ratings.

The market prices of securities of insurance and financial services companies have experienced fluctuations which often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of the Ordinary Shares, which could cause a decline in the value of investments made in the Company. Any price volatility may be greater if the trading volume of Ordinary Shares is low.

4. Further share issues, including the issue of the Bonus Shares, could dilute ownership and have a material adverse effect on the market price of Ordinary Shares

The Company has no current plans for a subsequent issue of Ordinary Shares other than the Bonus Shares. However, it is possible that the Company may decide to issue additional Ordinary Shares (or shares of other classes of its equity capital from time to time) in the future. An additional issue, including the issue of the Bonus Shares, would have the effect of reducing the proportionate ownership and voting interests of the Company's existing shareholders in the ordinary share capital of the Company and could have a material adverse effect on the market price of the Ordinary Shares.

5. Holders of Ordinary Shares in the United States and other overseas jurisdictions may not be able to participate in future equity offerings of the Company

The Company's Memorandum and Articles provide for pre-emption rights to be granted to its existing shareholders, unless such rights are disapplied by shareholder resolution. However, US shareholders may not be entitled to exercise these rights unless the rights and Ordinary Shares are registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act is available. The Company has no current intention to seek such registration and would evaluate, at the time of any rights issue, whether the offer would qualify for an exemption, as well as the indirect benefits to the Company of enabling US shareholders to exercise rights and any other factors it considers appropriate at the time, prior to making a decision whether to utilise an exemption, if available, from the registration requirements of the US Securities Act to make the offer available. Similar issues may arise in relation to other overseas jurisdictions.

6. The ability of shareholders to bring legal action on behalf of themselves or the Company may be materially affected by the governance of Scots law

The Company is a public limited company incorporated under the laws of Scotland. The rights of shareholders are governed by Scots law and by its Memorandum and Articles of Association as interpreted thereunder. These rights differ from the typical rights of shareholders in US corporations. In particular, Scots law significantly limits the circumstances under which shareholders of Scottish companies may bring actions on behalf of a company. Generally, under Scots law, only the company can be the proper plaintiff in proceedings in respect of wrongful acts committed against it.

PART II

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Sir Brian Stewart
Sandy Crombie
Kent Atkinson
Lord Blackwell
Gerry Grimstone
John Hylands
Trevor Matthews
Alison Mitchell
Jocelyn Proteau
Alison Reed
Keith Skeoch
Hugh Stevenson

COMPANY SECRETARY

Malcolm Wood

REGISTERED OFFICE

Standard Life House
30 Lothian Road
Edinburgh EH1 2DH

LEGAL ADVISERS TO THE COMPANY

English law

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Scots law

Dundas & Wilson CS LLP
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EN

US law

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

CO-LEAD MANAGERS

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

LEGAL ADVISERS TO THE JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS AND CO-LEAD MANAGERS

English law and US law

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

AUDITORS AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers LLP
Erskine House
68 – 73 Queen Street
Edinburgh EH2 4NH

CONSULTING ACTUARIES

Watson Wyatt Limited
Watson House
London Road
Reigate
Surrey RH2 9PQ

REGISTRARS AND RECEIVING AGENTS

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE

LOGISTICS CONSULTANTS

Solid Solutions Associates
5 St. John's Lane
London EC1M 4BH

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Event	Time and/or date
Latest time and date for receipt of completed Application Forms and Retail Offer Application Forms in order to apply for Ordinary Shares in the Preferential Offer and Retail Offer	10 a.m. on 5 July 2006 (local time)
Latest time and date for receipt of completed Sell Forms in order to sell Demutualisation Shares through the Initial Share Sale Facility	10 a.m. on 5 July 2006 (local time)
Latest time and date for receipt of indications of interest in the Institutional Offer	5 p.m. on 6 July 2006
Announcement of the Offer Price, Preferential Offer Price and bases of allocation[2]	By 9 July 2006
Main Scheme becomes effective	6 a.m. 10 July 2006
Admission to listing and commencement of dealings on the London Stock Exchange[3]	8 a.m. 10 July 2006
Ordinary Shares credited to CREST accounts (where applicable)	10 July 2006
Settlement date of Institutional Offer	13 July 2006
Posting of Share Account Statements and share certificates[4]	By 17 July 2006
Posting of cheques to Non-Permitted Country Members and Voluntary Sellers	By 17 July 2006
Posting of refund cheques to applicants under the Preferential Offer and Retail Offer	By 17 July 2006
Payment of first dividend	May 2007
Qualifying date for Bonus Shares	10 July 2007

1 Except where otherwise stated, all references to times are to London Time. Each of the times and dates in the above are indicative only and may be subject to change.

2 The Pricing Statement announcing the Offer Price and the Preferential Offer Price will not be automatically sent to persons but will be made available to the public in accordance with Rule 3.2 of the Prospectus Rules and, will be available from the Company's website, www.standardlife.com, and will also be available from certain addresses specified in Section 6 of Part XI – "Additional Information".

3 There will be no conditional dealings in the Ordinary Shares prior to Admission.

4 Eligible Members (except Non-Permitted Country Members) not wishing to apply to buy additional Ordinary Shares in the Preferential Offer, nor wishing to sell their Demutualisation Shares immediately on Admission, may request that their Share Account Statements or, if applicable, share certificates, be sent to them prior to the commencement of dealings, provided that they complete and return their Preferential Offer Application Forms so that they are received no later than 30 June 2006. Such persons will be posted Share Account Statements or share certificates, as appropriate, as soon as practicable following the announcement of the Offer Price and Preferential Offer Price. Unless and until demutualisation and Admission occur, the Share Account Statement or share certificate will be of no easily ascertainable value.

PART IV

OFFER STATISTICS

Indicative Offer Price Range per Ordinary Share[1]	210 pence to 270 pence
Indicative Preferential Offer Price Range per Ordinary Share[1]	199.5 pence to 256.5 pence
Total number of Demutualisation Shares	1,472 million
Total number of Employee Shares[2]	2 million
New Shares to raise capital for the Standard Life Group[3,4,5]	529 million
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements[8]	79 million
Total number of Ordinary Shares in issue following Admission[3]	2,003 million
Market capitalisation of Standard Life plc at the Offer Price[3,6]	£4.8 billion
Estimated net proceeds receivable by Standard Life plc[3,7]	£1.1 billion

[1] The Offer Price and the Preferential Offer Price (as the case may be) may be set within, above or below the Offer Price Range and the Preferential Offer Price Range (as the case may be).

[2] Assumes that 185 Ordinary Shares are allocated per Eligible Employee to a total of 10,788 Eligible Employees.

[3] Assumes that no Over-allotment Shares are issued pursuant to the Over-allotment Arrangements.

[4] May be increased or decreased at the discretion of the Company in consultation with Merrill Lynch International and UBS Limited.

[5] For the purposes of providing this statistic only, the assumption has been made that New Shares worth £800 million at the mid-point of the Preferential Offer Price Range will be issued in the Preferential Offer and New Shares worth £426 million at the mid-point of the Offer Price Range will be issued in the Institutional Offer and the Retail Offer.

[6] Assumes that the Offer Price and the Preferential Offer Price are set at the mid-point of the relevant Price Range. The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will be equal to or exceed the Offer Price.

[7] The estimated net proceeds receivable by the Group are stated after the deduction of underwriting commissions and other estimated fees and expenses incurred in connection with the initial public offering of approximately £65 million and amounts used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to receive Demutualisation Shares.

[8] Assumes that 529 million New Shares are included in the Offers based on the mid-point of the Offer Price Range.

PART V

INFORMATION ABOUT THE OFFERS

1. Reasons for the Offers

Since 1925, SLAC operated as a mutual assurance company. As a mutual, it had no shareholders, only Eligible Members (its with-profits policyholders). As a mutual company, SLAC was managed exclusively for the benefit of its members and its business was operated so as to maximise the returns on members' investments, whilst preserving appropriate levels of security. As at June 2005, SLAC was Europe's largest mutual assurance company.

In early 2004, against the background of adverse market conditions which reduced investment returns and the level of Group capital, regulatory changes requiring some life assurance groups to hold more capital to cover the same risks and the decline in popularity of with-profits products in the United Kingdom, the Group implemented a number of management actions to safeguard its overall financial position. The Group also undertook a strategic review of its business both in the United Kingdom and overseas. This review concluded that the Group had a fundamentally good portfolio of businesses but profitability, particularly in UKL&P, needed to be addressed. As a result, the Directors decided, amongst other things, that it was in the interests of members, policyholders and the business for SLAC to work towards demutualisation and flotation, as it would realise value for with-profits policyholders, reduce the business risks to which they were exposed and provide access to external equity capital to develop and expand the Group's business. To this end, the Directors developed a detailed plan for the implementation of demutualisation and put the proposal for demutualisation and flotation of the Company before SLAC's members at the SGM held on 31 May 2006, at which it was passed by approximately 98% of Eligible Members voting at the SGM (comprising some 65% of all Eligible Members entitled to vote at the meeting). The Court made its Order sanctioning the Main Scheme on 9 June 2006. The Main Scheme is expected to become effective at 6.00 a.m. (London time) on 10 July 2006, with Admission expected to occur at 8.00 a.m. on the same date. Further details in relation to the repositioning and transformation of the Group and the reasons for the demutualisation and flotation are set out in Part VI – "Information About The Standard Life Group" of the Registration Document.

2. Use of Proceeds

The Company expects to raise £1.1 billion of net new capital, net of costs of approximately £65 million and amounts used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members, (the "proceeds") at the time of Admission. Approximately £800 million of the proceeds will be allocated to the Shareholder Fund of SLAL and is committed to support capital adequacy (please see Part I – "Risk Factors" and Part XIII – "Supervision And Regulation" of the Registration Document for further details in relation to the Company's regulatory capital/solvency requirements and obligations) and will finance the writing of new business. The remaining sum of £300 million will be used for the Company's general corporate purposes (including £50,000 to be used to redeem 50,000 redeemable preference shares of £1 each in the Company issued to SLAC in connection with demutualisation as soon as possible following Admission).

3. Structure of the Offers

This section should be read in conjunction with the expected timetable and key offer statistics set out at pages 10 and 11 of this document.

The Offers comprise:

- the Preferential Offer, being an offer to persons who are Qualifying Persons and to Qualifying Employees;
- the Institutional Offer, being an offer to institutional investors in the United Kingdom, the United States (to QIBs), the EU and elsewhere; and
- the Retail Offer, being an offer to certain individuals and other investors in the United Kingdom.

The Ordinary Shares which are the subject of the Offers are:

- Demutualisation Shares to be sold on behalf of Voluntary Sellers through the Initial Share Sale Facility; and
- New Shares to be issued by the Company in order to raise net new capital of £1.1 billion.

The Ordinary Shares offered pursuant to the Offers will rank *pari passu* in all respects with all of the other Ordinary Shares in issue and will carry the right to receive all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission.

All Demutualisation Shares issued to the Sale Nominee on behalf of Voluntary Sellers will be offered for sale in the Offers at the Offer Price pursuant to the terms of the Initial Share Sale Facility.

New Shares equivalent to the number of Ordinary Shares notionally allocated to Non-Permitted Country Members pursuant to the Main Scheme will be offered for subscription in the Offers on behalf of the Company.

Holders of Demutualisation Shares, Employee Shares or Ordinary Shares acquired in the Preferential Offer at the Preferential Offer Price, who hold such Ordinary Shares for a continuous period of one year from Admission, will be eligible to receive at the end of that one year period, subject to certain conditions described below, one Bonus Share for every 20 Demutualisation Shares, Employee Shares and/or Ordinary Shares acquired in the Preferential Offer at the Preferential Offer Price so held.

The Offers will be underwritten by the Joint Sponsors and the Underwriters, subject to certain conditions and execution of the Purchase Memorandum.

4. Price and Size of the Offers

The price payable under the Institutional Offer and the Retail Offer will be the Offer Price.

Qualifying Persons and Qualifying Employees may apply for Ordinary Shares under the Preferential Offer at the Preferential Offer Price, which will be at a discount of 5% to the Offer Price. In addition, Qualifying Persons and Qualifying Employees who acquire Ordinary Shares under the Preferential Offer at the Preferential Offer Price and hold them continuously for a year will be eligible to receive Bonus Shares, subject to certain conditions described below. The maximum allocation at the Preferential Offer Price is £50,000, but most Qualifying Persons and Qualifying Employees may apply to buy more Ordinary Shares in the Preferential Offer at the Offer Price.

The Offer Price will be determined by the Company in consultation with Merrill Lynch International and UBS Limited and, together with the Preferential Offer Price, is expected to be announced by 9 July 2006.

The Pricing Statement will be published in printed form and available free of charge at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH) and at the offices of Merrill Lynch International (Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ), UBS Limited (1 Finsbury Avenue, London EC2M 2PP), Citigroup Global Markets U.K. Equity Limited (Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB) and JPMorgan Cazenove Limited (20 Moorgate, London EC2R 6DA). In addition, the Pricing Statement will be published in electronic form and available on the Group's website at www.standardlife.com.

It is expected that:

- the Offer Price will be in the range of 210 pence to 270 pence per Ordinary Share; and
- the Preferential Offer Price will be in the range of 199.5 pence to 256.5 pence per Ordinary Share,

but the Offer Price and the Preferential Offer Price eventually determined may be within, above or below these respective indicative ranges. If the Offer Price Range and the Preferential Offer Price Range change prior to announcement of the final Offer Price, the revised Price Ranges will be announced and advertised as soon as possible. Among the factors which may be considered in determining the Offer Price (and therefore the Preferential Offer Price) are the prevailing market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility, the level and nature of demand for Ordinary Shares under the Offers, the prices bid to acquire Ordinary Shares under the Institutional Offer and the objective of encouraging the development of an orderly after-market in the Ordinary Shares. Accordingly, the Offer Price will not necessarily be the highest price at which all of the Ordinary Shares subject to the Offers could be sold.

The final number of Ordinary Shares issued or sold in the Offers is expected to be determined by the Company in consultation with Merrill Lynch International and UBS Limited by 9 July 2006 with reference to, amongst other things:

- the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility on behalf of Voluntary Sellers;
- the number of New Shares required to be issued by the Company in order to raise net new capital of £1.1 billion; and
- the demand for Ordinary Shares in the Offers.

5. Allocation under the Offers

The allocation of Ordinary Shares between the Preferential Offer, the Institutional Offer and the Retail Offer will be determined at the Company's discretion, in consultation with Merrill Lynch International and UBS Limited. A number of factors will be considered in determining the basis of allocation, including the level and nature of demand for Ordinary Shares in the Offers, the number of Ordinary Shares offered for sale through the Initial Share Sale Facility and the objective of encouraging the development of an orderly and liquid after-market in the Ordinary Shares.

Ordinary Shares are expected to be allocated between the Offers in the following order of priority and subject in each case to any scaling back on a basis to be determined by the Company in consultation with Merrill Lynch International and UBS Limited:

- to meet applications in the Preferential Offer; and
- to meet applications in the Institutional Offer and the Retail Offer.

Applicants, including those applicants under the Preferential Offer, may be allocated Ordinary Shares having a value which is less than the sum applied for. In the event that applications in the Preferential Offer and the Retail Offer are scaled back, the allocation policy may favour smaller applications.

Merrill Lynch International and UBS Limited will solicit from prospective institutional investors their indications of interest in acquiring Ordinary Shares in the Institutional Offer and the basis of allocation within the Institutional Offer will be determined by Merrill Lynch International, UBS Limited and the Company in consultation. Prospective institutional investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire either at specified prices or at the Offer Price (as finally determined). The latest time and date for indications of interest in acquiring Ordinary Shares in the Institutional Offer is 5 p.m. (London time) on 6 July 2006, but that time may be extended at the discretion of Merrill Lynch International and UBS Limited (with the agreement of the Company).

The number of Demutualisation Shares to be sold on behalf of Voluntary Sellers through the Initial Share Sale Facility, the number of New Shares to be issued and the basis of allocation in the Offers is expected to be announced by 9 July 2006.

Persons who have applied for Ordinary Shares in the Offers who deal prior to the receipt of Share Account Statements or share certificates do so at the risk of selling Ordinary Shares for which their application has not been successful.

The rights attaching to the Ordinary Shares, including any Over-allotment Shares acquired pursuant to the Over-allotment Arrangements, will be uniform in all respects and the Ordinary Shares will form a single class for all purposes.

6. The Initial Share Sale Facility

This section should be read in conjunction with the terms and conditions set out in Part VIII – "Terms And Conditions Of The Initial Share Sale Facility" of this document.

Eligible Members (other than Canadian Members and Eligible Members for Pension Scheme Member Policies) may elect to have their Demutualisation Shares sold on their behalf at the time of Admission at the Offer Price and receive the proceeds of sale. Pursuant to the Main Scheme, Canadian Members (and Eligible

Members for Pension Scheme Member Policies) will automatically have their Demutualisation Shares sold through the Initial Share Sale Facility unless they elect to keep their Demutualisation Shares. **Such Eligible Members (being "Voluntary Sellers") should be aware that if all their Demutualisation Shares are sold in this way on Admission, they will not be eligible to participate in the Preferential Offer.**

Such sales, if effected, will be carried out through the Initial Share Sale Facility, which is only available to Eligible Members who:

- were allocated Ordinary Shares in connection with the Demutualisation Share Allocation;
- are Permitted Country Members; and
- have given valid instructions to sell all, but not some, of their Demutualisation Shares (or, in the case of Canadian Members and Eligible Members for Pension Scheme Member Policies, have not elected to keep their Demutualisation Shares).

The Sale Nominee will be the legal owner of the Demutualisation Shares to be sold in the Offers through the Initial Share Sale Facility on behalf of Voluntary Sellers.

Other than in very limited circumstances, Eligible Members may sell all, but not some, of their Demutualisation Shares through the Initial Share Sale Facility. If Eligible Members who receive Demutualisation Shares wish to sell only some of their Demutualisation Shares, they should keep their Demutualisation Shares and sell the required amount following Admission through a stockbroker or other share dealing service.

Demutualisation Shares to be sold on behalf of Voluntary Sellers through the Initial Share Sale Facility ("Sale Shares") will be sold in the Offers at the Offer Price.

The proceeds from the sale of Sale Shares to be remitted to such Voluntary Sellers (other than those who are Eligible Members for Pension Scheme Member Policies and who are to have the proceeds applied as policy enhancements or otherwise as provided for in the Main Scheme) will be paid by way of cheque despatched no later than 17 July 2006:

- in Canadian Dollars, in the case of Voluntary Sellers who are Canadian Members;
- in Euro, in the case of Voluntary Sellers whose latest address recorded in SLAC's records on the SGM Date is in any of Austria, Germany or Ireland;
- in Pounds Sterling, in the case of any other Voluntary Sellers.

Voluntary Sellers resident in the UK may instead generally choose to have the proceeds from the sale of their Sale Shares paid directly into a Share Plus Account with Standard Life Bank where such a Voluntary Seller has provided the relevant details on the Sell Form.

Voluntary Sellers who are Eligible Members for Pension Scheme Member Policies will generally have the proceeds of the sale of their Sale Shares applied as policy enhancements or otherwise as provided for in the Main Scheme unless they elect to receive the cash proceeds.

Other than payments to Voluntary Sellers who are Canadian Members or Eligible Members for Pension Scheme Member Policies who are to receive the proceeds as policy enhancements or otherwise as provided for in the Main Scheme, a fixed charge of £10 (or €15, in the case of Voluntary Sellers resident in Austria, Germany or Ireland) (inclusive of VAT) will be deducted from the proceeds of sale towards the payment of administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs payable in respect of Demutualisation Shares sold through the Initial Share Sale Facility.

The Company will meet all administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs associated with the sale of Demutualisation Shares through the Initial Share Sale Facility on behalf of Voluntary Sellers who are Canadian Members. Such Voluntary Sellers will receive the full proceeds of the sale of their Demutualisation

Shares at the Offer Price. In addition, because of the adverse consequences of holding Demutualisation Shares for those Voluntary Sellers who are Eligible Members for a Pension Scheme Member Policy, the Company will meet all administration costs, stamp duty or SDRT, dealing commission and, where, relevant foreign exchange costs relating to the sale of such Voluntary Seller's Demutualisation Shares which he or she received as an Eligible Member for a Pension Scheme Member Policy, the proceeds of which are to be applied as policy enhancements or otherwise as provided for in the Main Scheme. In any case, where the Company is aware that a deduction or withholding is required from a cash payment for tax purposes, the Company will make the required deduction or withholding and make payment net of such deduction or withholding.

7. Application procedure

7.1 The Preferential Offer

This section should be read in conjunction with the terms and conditions set out in Part VI – "Terms And Conditions Of The Preferential Offer" of this document.

Qualifying Persons will each be sent a Preferential Offer Application Form, the Summary and a Share Guide. Qualifying Employees will each be sent an Employees' Application Form, the Summary and a Share Guide. Only Qualifying Persons and Qualifying Employees are eligible to apply for Ordinary Shares in the Preferential Offer.

Eligible Members in Permitted Countries who do not keep all their Demutualisation Shares (by returning a valid Keep/Buy Form or Pension Scheme Keep/Buy Form within the deadline or by default pursuant to the Main Scheme) will not be entitled to apply for Ordinary Shares in the Preferential Offer.

To apply for Ordinary Shares in the Preferential Offer, Qualifying Persons and Qualifying Employees should complete the relevant Application Form in accordance with the instructions on the Application Form (using the Share Guide accompanying such form) and return it by post in the reply-paid envelope provided, together with a cheque or banker's draft or, where applicable, a money order made payable to "Standard Life Share Offer" for the total amount which they wish to invest. Qualifying Persons and Qualifying Employees resident in Austria or Germany should complete a bank transfer order and send it to a bank (or pay through internet banking) as soon as possible instead of sending a cheque or banker's draft. **The latest time for receipt of applications in the Preferential Offer is 10 a.m. local time on 5 July 2006.**

Applications for Ordinary Shares must be based on the monetary amount which applicants wish to invest in Ordinary Shares, rather than on a number of Ordinary Shares. The minimum application under the Preferential Offer is £1,000 per Qualifying Person or Qualifying Employee. Except in the case of certain Qualifying Persons resident in Canada, there is no maximum limit on the monetary amount Qualifying Persons or Qualifying Employees may apply to invest in the Preferential Offer. The maximum allocation of Ordinary Shares at the Preferential Offer Price is £50,000 per Qualifying Person or Qualifying Employee. Qualifying Persons and Qualifying Employees may apply to invest more than £50,000 in Ordinary Shares in the Preferential Offer, save that where such persons are resident in Canada, they may only do so if they are a Canadian Accredited Investor. Any Ordinary Shares allocated in excess of the £50,000 threshold will be acquired at the Offer Price and not at the Preferential Offer Price. In addition, Qualifying Persons and Qualifying Employees who acquire Ordinary Shares at the Preferential Offer Price in the Preferential Offer will be eligible to receive Bonus Shares through the holding of such Ordinary Shares for a continuous period of one year from Admission.

The amount that a Qualifying Person or Qualifying Employee offers to invest may, however, be scaled back on a basis to be determined by the Company in consultation with Merrill Lynch International and UBS Limited. In the event that applications in the Preferential Offer are scaled back, the allocation policy may favour smaller applications. There is, however, no guaranteed minimum amount for which applications will be successful.

Only one application may be made for the benefit of any person in the Preferential Offer, except that a Qualifying Person who is also a Qualifying Employee may make separate applications in the Preferential

Offer in each capacity. The aggregate of such an individual's allocation of Ordinary Shares at the Preferential Offer Price will not exceed £50,000 in Ordinary Shares. Multiple applications and suspected multiple applications in the Preferential Offer are liable to be rejected. An applicant under the Preferential Offer should not make an application under the Retail Offer.

All applications under the Preferential Offer will be made on the terms and conditions of application set out in Part VI – "Terms And Conditions Of The Preferential Offer" of this document. If no part of an application is accepted, all monies paid on application will be returned, without interest. If an application is accepted in part, the balance of the monies paid on application will be returned without interest. However, amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and will not be returned.

If an applicant's cheque is not cleared on first presentation, the Company has the right to terminate the applicant's application under the Preferential Offer. In any event, the Company has the right to terminate any outstanding applications by 12 noon (London time) on 17 July 2006 at the latest.

Qualifying Persons under the age of 18 (or under the age of 16 in relation to residents of Scotland) wishing to apply for Ordinary Shares in the Preferential Offer will be required to nominate an adult to be the designated shareholder in the Company.

Applicants who have any questions about how to complete their Application Form should read the Share Guide accompanying their form or contact the Standard Life Helpline, the telephone numbers for which appear in Part XI – "Additional Information". If applicants (other than those resident in Germany or Austria) wish to hold their Ordinary Shares in certificated form rather than through the Standard Life Share Account they should indicate this on the relevant section of their Application Form (as appropriate). UK and Irish companies will have the relevant box on their Preferential Offer Application Form pre-completed and will automatically receive a share certificate. Canadian members will receive a share certificate. However, it is expected that most shareholders will find the Standard Life Share Account to be a convenient way of holding Ordinary Shares. Further information regarding the options for holding Ordinary Shares available to Qualifying Persons and Qualifying Employees is set out below under the heading "Holding and dealing in Ordinary Shares".

7.2 The Institutional Offer

Merrill Lynch International and UBS Limited will solicit bids from prospective institutional investors to acquire Ordinary Shares in the Institutional Offer. Prospective investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire either at prices specified by them or at the Offer Price eventually determined by the Company in consultation with Merrill Lynch International and UBS Limited. This process is known as "book building". Prospective investors will be required to submit bids for Ordinary Shares in the Institutional Offer by no later than 5 p.m. (London time) on 6 July 2006, although this may be extended at the discretion of Merrill Lynch International and UBS Limited (with the agreement of the Company).

7.3 The Retail Offer

This section should be read in conjunction with the terms and conditions set out in Part VII – "Terms And Conditions Of The Retail Offer" of this document.

The Company is offering individuals and other investors in the United Kingdom the opportunity to subscribe for Ordinary Shares in the Retail Offer at the Offer Price.

Prospective investors in the United Kingdom who wish to apply for Ordinary Shares in the Retail Offer should either download a Retail Offer Application Form and accompanying Share Guide and this document, the Registration Document and the Summary from the Group's website at www.standardlife.com or contact the Standard Life Helpline, the telephone numbers for which appear in Part XI – "Additional Information".

Prospective investors should complete and return the Retail Offer Application Form by post, together with a cheque or banker's draft crossed "account payee" and made payable to "Standard Life Share Offer" for the total amount which they wish to invest as soon as possible. **The latest time for receipt of applications in the Retail Offer is 10 a.m. (London time) on 5 July 2006.**

Applications for Ordinary Shares must be based on the monetary amount which applicants wish to invest in Ordinary Shares, rather than on a number of Ordinary Shares. The minimum application under the Retail

Offer is for £1,000. There is no maximum limit on the monetary amount applicants may apply to invest in the Retail Offer. The amount for which an applicant offers to invest may, however, be scaled back on a basis to be determined by the Company in consultation with Merrill Lynch International and UBS Limited. In the event that applications in the Retail Offer are scaled back, the allocation policy may favour smaller applications. There is, however, no guaranteed minimum amount for which applications will be successful. The basis of allocation for applications will be determined by the Company in consultation with Merrill Lynch International and UBS Limited. Holders of Ordinary Shares acquired in the Retail Offer will not be eligible to receive Bonus Shares through the holding of such Ordinary Shares following Admission.

All applications under the Retail Offer will be made on the terms and conditions of application set out in Part VII – "Terms And Conditions Of The Retail Offer" of this document. If no part of an application is accepted, all monies paid on application will be returned, without interest. If an application is accepted in part, the balance of the monies paid on application will be returned without interest. However, amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and will not be returned.

Persons under the age of 18 (or under the age of 16 in relation to residents of Scotland) wishing to apply for Ordinary Shares in the Retail Offer will be required to nominate an adult to be the designated shareholder in the Company.

Applicants who have any questions about how to complete their Retail Offer Application Form should read the Share Guide accompanying their form or contact the Standard Life Helpline, the telephone numbers for which appear in Part XI – "Additional Information". If applicants wish to hold their Ordinary Shares in certificated form rather than through the Standard Life Share Account they should indicate this on the relevant section of their Retail Offer Application Form. However, it is expected that most shareholders will find the Standard Life Share Account to be a convenient way of holding Ordinary Shares. A further discussion of the choices available is set out below under the heading "Holding and dealing in Ordinary Shares".

8. Withdrawal rights

In the event that the Company is required to publish a supplementary prospectus, including if the Offer Price and the Preferential Offer Price are outside their respective Price Ranges, applicants who have applied to buy Ordinary Shares in the Offers shall have at least two clear Business Days following the publication of the supplementary prospectus within which to withdraw their offer to buy Ordinary Shares in the Offers in its entirety. If the application is not withdrawn within the stipulated period, any offer to apply for Ordinary Shares in the Offers will remain valid and binding. Details of how to withdraw an application in the event that a supplementary prospectus is published will be available on the Group's website at www.standardlife.com or at the offices of the Registrars (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH) and the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH).

Any supplementary prospectus will not be automatically distributed to applicants but will be published in printed form and available free of charge at the registered office of the Company and at the offices of Merrill Lynch International (Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ), UBS Limited (1 Finsbury Avenue, London EC2M 2PP), Citigroup Global Markets U.K. Equity Limited (Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB) and JP Morgan Cazenove (20 Moorgate, London EC2R 6DA). In addition, the supplementary prospectus will be published on the Group's website at www.standardlife.com.

9. Bonus Shares

Holders of Demutualisation Shares, Employee Shares or Ordinary Shares acquired in the Preferential Offer at the Preferential Offer Price who hold such Ordinary Shares for a continuous period of one year from Admission, will be eligible to receive at the end of that one year period one Bonus Share for every 20 Demutualisation Shares, Employee Shares and/or Ordinary Shares acquired in the Preferential Offer at the Preferential Offer Price so held.

Persons who dispose of, or transfer, the beneficial interest in all of the Ordinary Shares they acquire as Demutualisation Shares, Employee Shares or in the Preferential Offer at the Preferential Offer Price on or before the first anniversary of Admission will not be eligible to receive any Bonus Shares, even if further Ordinary Shares are subsequently acquired. Persons who dispose of, or transfer only some of,

the Ordinary Shares they acquire as Demutualisation Shares, Employee Shares or in the Preferential Offer at the Preferential Offer Price will be eligible to receive a proportionately reduced number of Bonus Shares.

Pursuant to the terms and conditions of the Standard Life Share Account, Computershare Investor Services plc will claim, on behalf of each person who holds their Ordinary Shares in the Standard Life Share Account, any Bonus Shares for which such persons are eligible. Persons who hold their Ordinary Shares outside the Standard Life Share Account may be required to satisfy the Company that they are eligible to receive Bonus Shares.

All entitlements of shareholders to claim Bonus Shares will cease, and no Bonus Shares will be issued any later than, 3 years after the end of the relevant required holding period.

Bonus Shares will be issued to, or to a nominee on behalf of, the persons entitled to them or to the Share Nominee to hold on behalf of those persons who hold their Ordinary Shares in the Standard Life Share Account as soon as reasonably practicable after the first anniversary of Admission. The tax consequences of a receipt of Bonus Shares are described in Section 3 of Part X – "Taxation considerations" of this document.

In the event of a change of control of the Company in the year following Admission, the continuous period referred to above for which Ordinary Shares must be held in order to be eligible for Bonus Shares will end on the day before such change of control occurs. If following such a change of control, Bonus Shares are not issued to a person who would otherwise have been eligible to receive them, the Company will make arrangements to compensate that person accordingly.

10. Directors and members of senior management

The Directors and the members of senior management (as listed in Section 7 of Part XV – "Additional Information" of the Registration Document) who are Eligible Members resident in Permitted Countries will be entitled to receive Demutualisation Shares. All the Directors and the members of senior management will be entitled to apply for Ordinary Shares in the Retail Offer and those who are Qualifying Persons will be entitled to apply for Ordinary Shares in the Preferential Offer. However, each of the executive Directors has waived any entitlement he or she may have to receive Employee Shares or to participate in the Preferential Offer in his or her capacity as a Qualifying Employee.

11. Over-allotment and stabilisation

In connection with the Offers, the Stabilising Manager (or any of its agents or other persons acting for it) may (but will be under no obligation to), to the extent permitted by law, over-allot or effect other transactions with a view to supporting the market price of the Ordinary Shares or any rights with respect to, or interests in, the Ordinary Shares, in each case at a level higher than that which might otherwise prevail in the open market. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising transactions, if commenced, may be discontinued at any time and may only be taken during the period commencing on Admission and ending 30 days thereafter. In no event will measures be taken to stabilise the market price of the Ordinary Shares above the Offer Price. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Offers.

In connection with the Offers, the Stabilising Manager, may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 15% of the total number of New Shares comprised in the Offers (assuming no exercise of the Over-allotment Arrangements) and the Stabilising Manager has entered into the Over-allotment Arrangements with the Company pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, Ordinary Shares (the "Over-allotment Shares") at the Offer Price representing 15% of the number of New Shares comprised in the Offers (assuming there is no exercise of the Over-allotment Arrangements), for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The Over-allotment Arrangements may be exercised in whole or in part, upon notice by the Stabilising Manager (with Merrill Lynch International and UBS Limited making recommendations as to exercise), at any time during the period commencing on Admission and ending 30 days thereafter. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will be sold at the Offer Price on the same terms and conditions as, and will rank *pari passu* with, the Ordinary Shares, including for all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission and will form a single class for all purposes with the Ordinary Shares.

Following allocation of the Ordinary Shares pursuant to the Offers, the Stabilising Manager may seek to agree the terms of deferred settlement with certain institutional investors who have been allocated Ordinary Shares pursuant to the terms of the Institutional Offer. No fees will be payable to such institutional investors.

12. Listing, dealing and settlement

Application will be made to the FSA, in its capacity as the UK Listing Authority, for all of the Over-allotment Shares, the Demutualisation Shares, the Employee Shares and the New Shares to be admitted to the Official List and application will be made to the London Stock Exchange for those Ordinary Shares to be admitted to trading on the London Stock Exchange. It is expected that admission to the Official List will become effective, and dealings will commence on the London Stock Exchange, on 10 July 2006.

Each investor in the Institutional Offer will be required to undertake to pay the Offer Price for the Ordinary Shares sold to it in such manner as shall be directed by Merrill Lynch International and UBS Limited.

The Articles will permit the holding of Ordinary Shares under the CREST system. CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another's without the need to use share certificates or written instruments of transfer. Application will be made for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. An investor applying for Ordinary Shares in the Institutional Offer may, however, elect to receive shares in uncertificated form if such investor is a system-member (as defined in the CREST Regulations) in relation to CREST.

Applicants in the Preferential Offer or the Retail Offer should note that, except in the circumstances described below, dealings in the Ordinary Shares will commence prior to the despatch of Share Account Statements and share certificates.

It is intended that Share Account Statements or, if applicable, share certificates will be posted to persons entitled thereto by 17 July 2006. Temporary documents of title will not be issued.

Eligible Members (not being Non-Permitted Country Members or Voluntary Sellers) who do not wish to apply for additional Ordinary Shares in the Preferential Offer, may request that their Share Account Statements or, if applicable, share certificates in respect of their Demutualisation Shares be sent to them prior to the commencement of dealings, provided they complete and return their Preferential Offer Application Forms so that they are received by no later than 30 June 2006. Share Account Statements or share certificates, as appropriate, will be posted to such persons by 9 July 2006. Unless and until demutualisation occurs the Share Account Statement or share certificate will be of no value. Unless and until Admission occurs, the Share Account Statement or share certificate will be of no easily ascertainable value.

Settlement of the issue and sale of Ordinary Shares in the Institutional Offer is intended to take place on the Settlement Date, which will be 3 Business Days after Admission.

13. Underwriting and sponsors' arrangements

On 15 June 2006, the Company, SLAC, the Directors, the Joint Sponsors and the Underwriters entered into an underwriting and sponsors' agreement (the "Underwriting and Sponsors' Agreement") in connection with Admission and the Offers. Pursuant to the terms of the Underwriting and Sponsors' Agreement, the Company has confirmed the appointment of Merrill Lynch International and UBS Limited as joint sponsors in connection with Admission and as joint global co-ordinators and joint bookrunners in connection with the Offers.

Under the terms of the Underwriting and Sponsors' Agreement and subject to (i) the determination of the Offer Price; (ii) the execution of the Purchase Memorandum by the Company and the Underwriters; and (iii) certain other conditions, the Joint Sponsors (on behalf of the Underwriters) have severally agreed: (a) to procure subscribers or purchasers for the Ordinary Shares to be sold in the Institutional Offer, failing which, together with the Underwriters, to subscribe or to purchase such Ordinary Shares at the Offer Price; (b) to the extent that applicants under the Offers elect to exercise their rights to withdraw their applications following publication of a Supplementary Prospectus (if any) in accordance with section 87G of the Act in the period from the date of execution of the Purchase Memorandum to Admission, together with the Underwriters to procure subscribers or purchasers for the Shares that are the subject of such withdrawn applications, failing which, purchase or subscribe for such Shares themselves at the Preferential Offer Price or the Offer price, as the case may be; and (c) to the extent the Company has at 12.00 (noon) (London time) on 11 July 2006 elected to exercise its rights under the terms and conditions of the Preferential Offer or the Retail Offer, as the case may be, to terminate applications and/or allocations under either such Offer as a result of cheques for the relevant subscription and/or purchase amounts not having been cleared on first presentation (or otherwise in accordance with the terms and conditions of the relevant Offer), together with the Underwriters to procure purchasers for the Shares that are the subject of such terminated applications, failing which, purchase such Shares themselves at the Preferential Offer Price or the Offer Price, as the case may be.

The names and addresses of the persons expected to underwrite the Institutional Offer are Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, UBS Limited of 1 Finsbury Avenue, London EC2M 2PP, Citigroup Global Markets U.K. Equity Limited of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB and JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 6DA.

The Company has agreed to pay the Underwriters, conditional on Admission, a maximum aggregate commission of £33 million (together with any VAT chargeable on such commission), comprising £14 million payable to Merrill Lynch International, £14 million payable to UBS Limited, £2.5 million payable to Citigroup Global Markets U.K. Equity Limited and £2.5 million payable to JPMorgan Cazenove Limited. The amounts payable to the syndicate members include discretionary payments of up to £6.5 million in aggregate that the Company may or may not, in its discretion, having regard to certain criteria, choose to pay.

The obligations of the Joint Sponsors and the Underwriters in respect of the Offers and related transactions are subject to conditions that are customary for an agreement of this nature, including, among others, (i) the determination of the Offer Price, (ii) the execution of the Purchase Memorandum by the Company and the Underwriters, (iii) that each of the Company, SLAC and the Directors comply with their respective obligations under the Underwriting and Sponsors' Agreement, (iv) that the warranties under the Underwriting and Sponsors' Agreement are true, accurate and not misleading at various dates, including, at the date of the Underwriting and Sponsors' Agreement, the pricing of the Offer and as at Admission, (v) that demutualisation of SLAC occurs no later than 6.00 a.m. on 10 July 2006, and (vi) that Admission occurs by not later than 8.00 a.m. on 10 July 2006 or such later time and/or date as the Joint Sponsors may agree with the Company. The Joint Sponsors (acting on behalf of the Underwriters) may terminate the Underwriting and Sponsors' Agreement in certain circumstances prior to Admission (or, in respect of the Over-allotment Shares, prior to closing of the Over-allotment Arrangements) that are customary for an agreement of this nature, including (i) if there is a breach of the representations, warranties and undertakings given by the Company or SLAC, (ii) on the occurrence of a material adverse change in the condition (financial, operational, legal or otherwise) or in the earnings, business affairs, solvency, credit rating or prospects of the Company, SLAC or the Operating Group, or (iii) on the occurrence of certain changes in financial, political or economic conditions.

The Company has agreed to pay or cause to be paid (together with any related VAT) certain costs, charges, fees and expenses of, or in connection with, or incidental to, among other things, the Offers, Admission and the other arrangements contemplated by the Underwriting and Sponsors' Agreement. The Company has also agreed to pay (by way of reimbursement to the Joint Sponsors, if necessary) any stamp duty or SDRT arising on the sale of Ordinary Shares to purchasers under the Offers.

Each of the Company and SLAC has given certain customary representations, warranties and undertakings to the Joint Sponsors and to the Underwriters and the Directors have given certain representations and warranties to the Joint Sponsors. In addition, the Company and SLAC have given certain customary indemnities to the Joint Sponsors and to the Underwriters. The liabilities of the Company and SLAC are unlimited in time and amount and the liabilities of the Directors are limited in both time and amount.

At any time during the period commencing after Admission and ending 30 days later, the Stabilising Manager may (with Merrill Lynch International and UBS Limited making recommendations as to exercise) subscribe or procure subscribers for, in aggregate up to the maximum number of Over-allotment Shares set out in the Purchase Memorandum at the Offer Price for the purposes of allowing the Stabilising Manager to meet over-allocations, if any, in connection with the Institutional Offer and short positions resulting from sales of Ordinary Shares effected during the stabilising period to be covered. If any Over-allotment Shares are issued, the Stabilising Manager will agree to pay the Company an amount equal to the Offer Price multiplied by the number of Over-allotment Shares issued. The issue and allotment by the Company of, and payment by the Stabilising Manger for, the Over-allotment Shares is subject to conditions that are customary for an agreement of this nature, as described above, and the Underwriting and Sponsors' Agreement not having been terminated. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Offers.

14. Lock-up arrangements

The Company has undertaken to the Joint Sponsors that it will not, without the prior written consent of the Joint Sponsors (not to be unreasonably withheld or delayed) during the period commencing on the date of the Underwriting and Sponsors' Agreement and ending on the day falling 180 days after Admission, directly or indirectly, issue, offer, sell, lend, pledge, contract to sell or issue, grant any option, right or warrant to purchase or otherwise dispose of any Ordinary Shares (or any interest therein or in respect thereof) or other securities exchangeable for, convertible into or representing the right to receive Ordinary Shares, or any securities substantially similar to the Ordinary Shares or otherwise enter into any transaction (including any derivative transaction) directly or indirectly, permanently or temporarily, to dispose of or sell any Ordinary Shares or undertake any other transaction with the same economic effect as any of the foregoing or announce an offering of Ordinary Shares (or any interest therein or in respect thereof) or of any other such securities or to announce publicly any intention to enter into any transaction described above (except in connection with existing employee share option schemes or the issue of the Offer Shares, the Over-allotment Shares, the Demutualisation Shares or the Employee Shares).

Each of the Directors has undertaken to the Joint Sponsors and to the Company that he or she will not, without the prior consent of the Joint Sponsors and the Company (not to be unreasonably withheld or delayed), during the period commencing on the date of the Underwriting and Sponsors' Agreement and ending on the day falling 365 days after Admission, directly or indirectly, offer, sell, lend, pledge, contract to sell, grant any option, right or warrant to purchase or otherwise dispose of any Ordinary Shares (or any interest therein or in respect thereof) or other securities which are exchangeable for, convertible into or representing the right to receive Ordinary Shares or any securities substantially similar to the Ordinary Shares or otherwise enter into any transaction (including any derivative transaction) directly or indirectly, permanently or temporarily, to dispose of, sell or transfer any Ordinary Shares or undertake any other transaction with the same economic effect as any of the foregoing or announce an offering of Ordinary Shares (or any interest therein or in respect thereof) or of any such securities or to announce publicly any intention to enter into any transaction described above. These restrictions are subject to certain specified exceptions, including (i) any acceptance of a general offer for the Ordinary Shares made in accordance with the City Code on Takeovers and Mergers, (ii) any disposal of Ordinary Shares pursuant to a compromise or arrangement under the Companies Act providing for the acquisition of 50% or more of the Ordinary Shares, and (iii) any disposal of Ordinary Shares to an associate, provided that, among other things, the transferee agrees to be bound by the lock-up provisions of the Underwriting and Sponsors' Agreement.

15. Costs and expenses

The total costs and expenses of, and incidental to, the demutualisation and implementation of the Offers are estimated to amount to £236 million.

Approximately £65 million will be borne by the Company and will be written off against the share premium amount with the balance of £171 million being borne by the Heritage With-Profits Fund.

16. Dilution

The ownership of the Company by Eligible Members (not being Non-Permitted Country Members or Voluntary Sellers) who do not, for whatever reason, participate in the Preferential Offer, will be diluted by the issue of New Shares pursuant to the Offers and the value of their holdings will also be diluted by the New Shares subscribed for in the Preferential Offer at the Preferential Offer Price.

On the assumption that New Shares worth £800 million at the mid-point of the Preferential Offer Price Range will be issued in the Preferential Offer and New Shares worth £426 million at the mid-point of the Offer Price Range will be issued in the Retail Offer and the Institutional Offer and assuming that no Demutualisation Shares are sold through the Initial Share Sale Facility in the Offers and the Over-allotment Arrangements are not exercised, the dilution in the ownership of the Company by Eligible Members will be 26.5%.

The ownership of the Company by Eligible Members will further be diluted by the issue of the Employee Shares on Admission and subsequently by the issue of Ordinary Shares pursuant to the SLSP and the LTIP (see Section 10 of Part XV – "Additional Information" of the Registration Document).

In addition, additional Ordinary Shares may be issued if the Over-allotment Arrangements are exercised, diluting further the ownership of the Company by Eligible Members.

Eligible Members who, for whatever reason, do not receive Bonus Shares will, in due course suffer further dilution in their holdings of Ordinary Shares.

17. Demutualisation Entitlements

17.1 Demutualisation Share Allocation

Broadly, the basis upon which the Ordinary Shares have been allocated to Eligible Members in the Demutualisation Share Allocation is as follows:

- each Eligible Member is entitled to a single fixed allocation of 185 Ordinary Shares. This reflects the fact that each Eligible Member is only entitled to one vote at general meetings of SLAC irrespective of the number of with-profits policies held by each Eligible Member, the amount they have invested in with-profits or the capacity in which they hold these policies; and

- most Eligible Members are entitled to a variable allocation of Ordinary Shares. This variable allocation will be determined by reference to the with-profits investments that each Eligible Member held as at 30 March 2004 under each policy for which they are the Eligible Member.

The approach used to calculate the variable allocation for most of the types of policies for which someone can be an Eligible Member is set out below:

- for conventional with-profits policies, the sum of the declared reversionary bonus(es) applying to the policy (or, in some cases, each incremental part of the policy) as at 30 March 2004 was multiplied by a factor based on the length of time the policy (or increment) had been continuously invested in with-profits with SLAC up to and including 30 March 2004, the product type and, in the case of endowment products, the term of the policy; and

- for unitised with-profits policies, the nominal fund value (or the smoothed fund value for stakeholder pension products) of the with-profits units invested in the relevant fund under the policy (or in some cases, each incremental part of the policy) as at 30 March 2004 was multiplied by a factor based on the length of time the policy (or increment) had been continuously invested in the relevant SLAC with-profits fund up to and including 30 March 2004, the product type and, in some cases, when the premium was last paid under that policy.

Broadly, the sum of the declared reversionary bonus(es), nominal fund value or smoothed fund value, as at 30 March 2004, has been used to reflect the value of with profits investments made up to 30 March 2004 to ensure that, as a general rule, no account is taken of new policies which have been invested in with-profits, increases to investments in with-profits or switches into with-profits on or after 30 March 2004. Where a policy denominated in a currency other than Pounds Sterling has been used to determine a variable allocation, the exchange rate applying at 30 September 2005 has been used to convert the relevant investments into Pounds Sterling to enable the calculation to be carried out.

For the purposes of determining the length of time for which a policy has been continuously invested in with-profits as at 30 March 2004, in the event that a final bonus has been triggered where a with-profits investment is transferred from one policy invested in with-profits to another such policy or from one sub fund invested in with-profits to another such sub fund, the triggering of such a final bonus was treated as ending a period of continuous with-profits investment with the result that the earlier period of investment in with-profits was not taken into account in calculating the variable allocation.

Approximately 1,472 million Demutualisation Shares will be allotted and issued to Eligible Members in Permitted Countries (or to a nominee on their behalf) equal in amount to the total number of Ordinary Shares notionally allocated to them. Non-Permitted Country Members are entitled to a cash payment equal to the Offer Price multiplied by the number of Ordinary Shares they would have received if they had been resident in a Permitted Country. Approximately 26 million Ordinary Shares will be issued at the Offer Price in the Offers to fund payments of demutualisation entitlements to Non-Permitted Country Members.

An Eligible Member will not be sent his or her demutualisation entitlement unless the Company is satisfied that it has a valid address for such Eligible Member recorded on its systems. Eligible Members who have already confirmed their details will be sent their demutualisation entitlements. **Any Eligible Members (other than Non-Permitted Country Members or Eligible Members for Pension Scheme Member Policies) who have not confirmed their details will need to return a signed Preferential Offer Application Form, or Sell Form, or Pension Scheme Sell Form or Tailored Sell Form (as applicable) in order to claim their Demutualisation Shares.** Eligible Members (other than Non-Permitted Country Members) for which SLAC is not satisfied that it holds a valid address on its records will be notified of this on their relevant form. Other than in certain limited circumstances, where the Company has been unable to satisfy itself that it has a current address for an Eligible Member, the demutualisation entitlement of that Eligible Member will be held for and on behalf of that Eligible Member in the Unclaimed Assets Trust.

17.2 Eligible Members in Permitted Countries

Eligible Members (not being Non-Permitted Country Members) who were shown in SLAC's records on the SGM Date as having an address in the United Kingdom, Channel Islands, Isle of Man, Germany, Austria and Ireland will be entitled to retain their Demutualisation Shares or to elect to have all their Demutualisation Shares sold on their behalf (through the Initial Share Sale Facility) on Admission and to receive the cash proceeds instead (less a fixed £10 fee or €15 if resident in Austria, Germany or Ireland, as applicable). Canadian Members will only be able to keep their Demutualisation Shares if they specifically elect to do so by returning a Preferential Offer Application Form and will otherwise receive the cash proceeds of the sale of their Demutualisation Shares on their behalf (through the Initial Share Sale Facility) on Admission.

Eligible Members who are entitled to receive Demutualisation Shares (other than Canadian Members, Eligible Members for an Occupational Pension Scheme Policy and UK and Ireland corporate Eligible Members) will have their Demutualisation Shares held on their behalf in the Standard Life Share Account (unless they choose, in the case of UK, Channel Islands, Isle of Man or Ireland residents, to receive a share certificate). The Standard Life Share Account is intended to provide a convenient way for Eligible Members to have their Demutualisation Shares held. Further information on the Standard Life Share Account is set out at Section 19 below. The terms and conditions of the Standard Life Share Account are set out in Part IX – "Terms And Conditions Of The Standard Life Share Account" of this document.

UK and Irish corporate Eligible Members and Canadian Members will receive a share certificate in respect of their Demutualisation Shares.

Please see Section 12 above for details as to when Share Account Statements or share certificates in respect of Demutualisation Shares will be despatched to Eligible Members.

17.3 Eligible Members for Occupational Pension Scheme Policies

Eligible Members who are members of SLAC because they are Occupational Pension Scheme Trustees and who are not Non-Permitted Country Members, will receive demutualisation entitlements in the form of Demutualisation Shares. Eligible Members for Occupational Pension Scheme Policies will be able to choose to keep their Demutualisation Shares or have them sold through the Initial Share Sale Facility upon Admission. The Demutualisation Shares of Eligible Members for Pension Scheme Member Policies will be sold through the Initial Share Sale Facility on Admission and the cash proceeds will be applied towards policy enhancements or as otherwise provided for in the Main Scheme unless the relevant Eligible Member elects to keep their Demutualisation Shares or to receive the cash proceeds of the sale of the Demutualisation Shares as an alternative.

Occupational Pension Scheme Trustees who are Non-Permitted Country Members will not be entitled to receive Demutualisation Shares but will receive their demutualisation entitlements as cash. Where these Non-Permitted Country Members hold Pension Scheme Member Policies, they will be able to choose to receive cash or will otherwise have their demutualisation entitlement applied as policy enhancements or as otherwise provided for in the Main Scheme.

Eligible Members who are Occupational Pension Scheme Trustees but also Eligible Members on their own account or as trustees of any other type of policy written under trust will have their fixed allocations split for the purposes of determining how demutualisation entitlements are applied amongst the one or more Occupational Pension Scheme Policies for which they are an Eligible Member, unless they have written to inform the Group otherwise by 10 a.m. on 5 July 2006.

The Company will meet all stamp duty or SDRT, dealing commission and, where relevant, foreign exchange costs associated with the sale of Demutualisation Shares of Eligible Members for Occupational Pension Scheme Policies through the Initial Share Sale Facility required to apply the cash proceeds towards policy enhancements.

17.4 Non-Permitted Country Members

For legal and practical reasons, Eligible Members who are shown in SLAC's records on the SGM Date to be resident outside a Permitted Country will not be entitled to receive Demutualisation Shares but will receive cash as their demutualisation entitlement. The Company will meet all administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs associated with the subscription of Ordinary Shares used to fund the demutualisation entitlements of Non-Permitted Country Members. The currency of payment will be determined by the SLAC branch with which such Non-Permitted Country Member has his or her With-Profits Policy.

17.5 Unclaimed Demutualisation Shares and Unclaimed Demutualisation Cash

An Eligible Member will not be sent their demutualisation entitlement unless the Company is satisfied that it has a valid address for such Eligible Member recorded on its systems. Where the Company is not satisfied that it has a valid address for an Eligible Member recorded on its systems, the demutualisation entitlement of that Eligible Member will be held on their behalf in the Unclaimed Assets Trust (other than in the case of Eligible Members for Pension Scheme Member Policies (not being Non-Permitted Country Members) whose Demutualisation Shares will be automatically sold through the Initial Share Sale Facility upon Admission to provide policy enhancements or as otherwise provided for in the Main Scheme).

The trustee of the Unclaimed Assets Trust (the "Trustee") will hold the Demutualisation Shares of Eligible Members in Permitted Countries (other than Canadian Members and Eligible Members for Pension Scheme Member Policies) ("Unclaimed Demutualisation Shares") for whom the Company does not hold a valid address, the cash proceeds of the sale, through the Initial Share Sale Facility, of Demutualisation Shares of Canadian Members for whom the Company does not hold a valid address, through the Initial Share Sale Facility and the cash demutualisation entitlements of Non-Permitted Country Members ("Unclaimed Demutualisation Cash") for whom the Company does not hold a valid address. As at 1 June 2006, the Company did not have valid addresses for Eligible Members representing approximately 19% of the aggregate number of Demutualisation Shares.

The Trustee will hold both the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash on behalf of the relevant Eligible Members for a period of 10 years following Admission (the "Specified Period"). The Trustee will also hold all dividends or other distributions and other assets received in respect of the Unclaimed Demutualisation Shares, as well as any interest received on Unclaimed Demutualisation Cash.

The terms on which such Unclaimed Demutualisation Shares and Unclaimed Demutualisation Cash are to be held will be set out in a trust deed to be entered into between the Company and the Trustee. Consistent with past practice, such terms include restrictions on the exercise by the Trustee of voting rights in respect of Unclaimed Demutualisation Shares held in the Unclaimed Assets Trust. In particular, the Trustee will only accept a takeover offer for the Company once that offer has been declared unconditional as to acceptances. The Trustee will not normally exercise any voting rights except that it will (subject to certain limited exceptions) vote in favour of a recommended scheme of arrangement within the meaning of section 425(1) of the Companies Act or any recommended reverse takeover or Class 1 Transaction (within the meaning of the Listing Rules).

The Trustee is entitled to make certain deductions, including in respect of costs and liabilities incurred in operating the Unclaimed Assets Trust (it is expected that these deductions will be funded by all of the interest which accrues on dividends paid on the Unclaimed Demutualisation Shares and a proportion of the interest which accrues on the Unclaimed Demutualisation Cash). The Trustee may choose to hold any Unclaimed Demutualisation Cash in Standard Life Bank.

Eligible Members on whose behalf Unclaimed Demutualisation Shares are held in the Unclaimed Assets Trust are entitled to receive all dividends and distributions and other assets accrued in respect of their Demutualisation Shares since Admission. Eligible Members on whose behalf Unclaimed Demutualisation Cash is held in the Unclaimed Assets Trust will also be entitled to receive interest on that cash amount. Eligible Members who validly claim the Unclaimed Demutualisation Shares or Unclaimed Demutualisation Cash held for them in the Unclaimed Assets Trust to the satisfaction of the Company on or before the expiry of the Specified Period will have such Unclaimed Demutualisation Shares or Unclaimed Demutualisation Cash transferred to them (subject to the deductions referred to above). Any payments or transfers from the Unclaimed Assets Trust are expected to take place within 31 days from the date on which a valid claim is accepted.

Eligible Members who were resident in a Permitted Country on the SGM Date but are not resident in a Permitted Country when they validly claim their demutualisation entitlement will not be able to receive their Demutualisation Shares. In these circumstances the Demutualisation Shares which they would have received had they still been resident in a Permitted Country will be sold at the price at which Ordinary Shares are trading at that time and such Eligible Members will receive the proceeds of that sale after a charge to cover all administrative, dealing, stamp duty or SDRT and foreign exchange costs has been deducted.

Upon the expiry of the Specified Period, the entitlement of Eligible Members to claim Unclaimed Demutualisation Shares and Unclaimed Demutualisation Cash (together with any other rights in respect of such Unclaimed Demutualisation Shares and Unclaimed Demutualisation Cash) will cease and the Unclaimed Assets Trust will end. Any amounts held by the Trustees at the end of the Specified Period may be used by the Company for general corporate purposes, including charitable giving.

18. The Employee Share Allocation

Subject to receiving the intended approvals from the relevant tax authorities in the United Kingdom and Ireland, each Eligible Employee (who is not an Overseas Person) will be given the opportunity to receive a fixed allocation of 185 free Employee Shares which, for tax reasons, will be held on their behalf in the SLSP. For Eligible Employees in the UK there is a minimum holding period for the Employee Shares of three years and for Eligible Employees resident in Ireland there is a minimum holding period for the Employee Shares of two years. Approximately 2 million Employee Shares will be allotted and issued on Admission to Eligible Employees.

Eligible Employees resident in the UK or Ireland for tax purposes will need to return, or complete online (as appropriate), the applicable Employee Acceptance Form by 10 a.m. (local time) on 5 July 2006, in order to receive their Employee Shares. Eligible Employees resident in Ireland will also need to return a signed copy of the Contract of Participation by this time. Eligible Employees who are resident in Germany or Austria for tax purposes will receive Employee Shares with the appropriate tax deductions made through payroll unless they return their Employee Keep or Sell Form electing not to receive their Employee Shares by 10 a.m. (local time) on 5 July 2006. Eligible Employees resident in Germany or Austria may also use the Employee Keep or Sell Form to elect to sell their Employee Shares after flotation. Eligible Employees who are resident in Canada for tax purposes will receive their allocation of Employee Shares (although a number will be sold immediately after flotation to cover tax withholdings) unless they return their Employee Keep or Sell Form electing to keep all their Employee Shares with the appropriate tax deductions made through payroll or electing to have all of their Employee Shares sold immediately after flotation by 10 a.m. (local time) on 5 July 2006. Eligible Employees who are Overseas Persons and who meet the relevant eligibility criteria will not receive Employee Shares and will instead receive an equivalent amount of cash. Canadians have no decline option.

Qualifying Employees will also be entitled to participate in the Preferential Offer on the same terms as Qualifying Persons (subject to an aggregate maximum allocation of £50,000 worth of Ordinary Shares at the Preferential Offer Price).

19. Holding and dealing in Ordinary Shares

The Company's shareholders, depending on their circumstances, will be able to hold their Ordinary Shares in a number of ways. The principal options available are to have their Ordinary Shares held on their behalf in the Standard Life Share Account or to receive a share certificate in respect of their Ordinary Shares.

Other than in the case of UK or Irish corporate Qualifying Persons, Canadian Members and Qualifying Persons and Qualifying Employees resident in Canada, the Demutualisation Shares of Eligible Members (not being Voluntary Sellers) and the Ordinary Shares of Qualifying Persons and Qualifying Employees acquired pursuant to the Preferential Offer and the Ordinary Shares of those who acquired Ordinary Shares in the Retail Offer, will automatically be held in the Standard Life Share Account unless the share certificate box on the relevant Application Form is completed and that form is returned by 10 a.m. (local time) on 5 July 2006. Qualifying Persons resident in Austria or Germany will not be given the option to receive a share certificate. After Admission, such shareholders will be able to withdraw their Ordinary Shares from the Standard Life Share Account upon payment of an administration charge.

It is expected that most non-institutional shareholders will find the Standard Life Share Account to be a convenient way of holding Ordinary Shares. Shareholders resident in Canada (including Canadian Members who are not Voluntary Sellers) will not be entitled to hold their Ordinary Shares in the Standard Life Share Account and will receive a share certificate in respect of any Ordinary Shares acquired by them.

19.1 Standard Life Share Account

This paragraph should be read in conjunction with the terms and conditions of the Standard Life Share Account set out in Part IX – "Terms And Conditions Of The Standard Life Share Account" of this document. The Standard Life Share Account will not be available to persons who have registered addresses outside the UK, Channel Islands, Isle of Man, Austria, Germany and Ireland.

The Standard Life Share Account, a company-sponsored nominee arrangement, provides a convenient way of holding Ordinary Shares, which removes the need to have a share certificate which has to be kept safe and secure. In addition, individuals' names will not appear on the Company's shareholder register, which is a public register, so their details remain confidential. Instead, the Ordinary Shares will be held on behalf of those individuals in the name of the Share Nominee. The Standard Life Share Account has been set up exclusively for persons who hold Ordinary Shares in the Company and holds Ordinary Shares electronically in a system managed and administered by the Registrars – Computershare Investor Services PLC.

Persons holding Ordinary Shares in the Standard Life Share Account:

- will have similar rights to those of shareholders who hold share certificates (including the right to receive the same annual and other financial information as is sent to shareholders who hold a share certificate, should they wish to receive it, and to attend, speak and vote on a show of hands and on a poll at general meetings of the Company);
- will receive Share Account Statements showing the number of Ordinary Shares held at the point at which they become members and at least once a year thereafter; and
- are entitled to leave the Standard Life Share Account at any time and obtain a share certificate instead or have their Ordinary Shares transferred into another nominee arrangement or deposit account. However, there will be an administration charge for removing Ordinary Shares from the Standard Life Share Account.

The Standard Life Share Account is available to persons under the age of 18 (or under the age of 16 in relation to residents of Scotland) who receive Demutualisation Shares, acting through a parent or guardian.

19.2 Share certificates

Shareholders may alternatively elect to receive a share certificate in respect of their holding of Ordinary Shares. Share certificates are valuable documents and should be looked after carefully. If a share certificate is lost, damaged or defaced, a charge may be made for its replacement.

Shareholders who hold their Ordinary Shares in certificated form will, subject to certain eligibility conditions, be able to buy and sell Ordinary Shares through banks, stockbrokers or intermediaries offering share dealing facilities.

Persons under the age of 18 (or under the age of 16 in relation to residents of Scotland) who wish to receive a share certificate will have to nominate an adult to be placed on the shareholder register in respect of their holding of Ordinary Shares.

Shareholders resident in Austria and Germany will not be given the option to receive a share certificate.

PART VI

TERMS AND CONDITIONS OF THE PREFERENTIAL OFFER

The following Part VI of this document contains a copy of the terms and conditions of application in the Preferential Offer, pursuant to which terms, Qualifying Persons and Qualifying Employees apply to buy Ordinary Shares in the Preferential Offer.

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the Qualifying Person or Qualifying Employee (as the case may be) applying to buy Ordinary Shares in the Preferential Offer using the relevant Application Form.

2. If you apply for Ordinary Shares in the Preferential Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Qualifying Persons must apply in the Preferential Offer on a Preferential Offer Application Form and Qualifying Employees must apply in the Preferential Offer on an Employee Application Form. Subject to paragraph 14, Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and an Employee Application Form. Where there are references to monetary amounts in these terms and conditions, the applicable currency is that in which you made your application, as specified on your Application Form.

4. By completing and submitting an Application Form, you or, if you sign the Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Preferential Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted) subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

   (b) agree that your application to acquire Ordinary Shares in the Preferential Offer must be for a minimum amount of £1,000, €1,520 or CAN $2,300 (as applicable);

   (c) agree that the maximum allocation you will be entitled to invest in Ordinary Shares under the Preferential Offer (whether made on a Preferential Offer Application Form or on an Employee Application Form or, if applicable, on both) at the Preferential Offer Price is £50,000 (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission);

   (d) subject to sub-paragraph 4 (a), (b) and (c) above and to paragraph 13 below, offer to acquire at the Offer Price the number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be purchased with the amount specified in your Application Form as the amount which you wish to invest which is in excess of the £50,000 investment in Ordinary Shares (or, where applicable, the equivalent amount in euro or Canadian dollars, as the case may be, calculated at the prevailing exchange rate at the time of Admission) and which you are allocated in the Preferential Offer (or any smaller amount of such excess in respect of which your application to acquire Ordinary Shares in the Preferential Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the relevant Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles and, if you are resident in Canada, the Canadian Offering Memorandum;

(e) agree that there is no minimum allocation of Ordinary Shares in the Preferential Offer and, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

(f) if your application for Ordinary Shares is in euro or Canadian dollars, agree that your application will be treated as equivalent to an application in sterling at a notional exchange rate of £1 to €1.52 or CAN $2.30, as appropriate, for the purposes of determining your application for Ordinary Shares. You will receive a refund in the currency in which you made your application, payable in accordance with paragraph 12, for any difference between the price of the Ordinary Shares you are allocated in sterling and the amount you have paid in euro or Canadian dollars (as the case may be), calculated using the actual exchange rate prevailing at the time of Admission. If your application monies at the actual exchange rate used would not be sufficient to purchase the number of Ordinary Shares which you would have received had that actual exchange rate been same as the notional exchange rate, the number of Ordinary Shares allocated to you will be reduced accordingly. In the event that the amount of your refund is less than the Offer Price of one Ordinary Share, this surplus will be retained by the Company and donated to charity, in accordance with paragraph 13;

(g) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account"); and/or (ii) a cheque in the currency in which you made your application for any monies returnable (without interest) or your cheque or banker's draft, in each case, by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

(h) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus, and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Application Form, you:

  (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

  (ii) undertake to pay the Preferential Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted, subject to a maximum allocation of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission), and undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is in excess of the amount permitted to be invested in Ordinary Shares at the Preferential Offer Price is accepted;

  (iii) warrant that any cheque or banker's draft accompanying your Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the

Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

(iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of late payment pursuant to sub-paragraph 4 (h)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying, or money paid pursuant to a bank transfer order or through internet banking in relation to, your Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 9 below;

(v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 19(a), 19(b), 19(h), 19(k), 19(l), 19(n), 19(o) 19(p) 19(q) and 19(r) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

(vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of any applicable money laundering laws or regulations (including, without limitation, the Money Laundering Regulations 2003) and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited is not provided to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited or the Receiving Agent on or before 10 a.m. (local time) on 5 July 2006 (or such later date and time as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited, the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

(ix) agree that your Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

(x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Preferential Offer (including the timetable and terms of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Preferential Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to sub-paragraph 4(xiii) above) and that any changes, additions or alterations made to any Application Form will have no effect.

5. If your Application Form is not completed correctly, or is amended, or is received at the return address specified on your Application Form after 10 a.m. (local time) on 5 July 2006, or if the accompanying cheque or banker's draft or bank transfer or internet payment (as the case may be) is for the wrong amount, or if your Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it may be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against any such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

6. Any application may be rejected in whole or in part by the Company in its absolute discretion.

7. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Application Form.

Acceptance of your offer

8. The Company, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

(a) by notifying, publishing or announcing the final Offer Price, Preferential Offer Price, size of the Offers and the basis of allocation of the Ordinary Shares (in which case the acceptance will be on that basis); or

(b) by notifying acceptance to the Receiving Agent.

9. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited, reserves the right to scale down such applications as it, in its absolute discretion, considers appropriate. In the event that applications in the Preferential Offer are scaled back, the allocation policy may favour smaller applications.

Condition

10. The contract arising from acceptance of applications (in whole or in part) in the Preferential Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will be required to acquire the Ordinary Shares at the Preferential Offer Price (subject to a maximum potential purchase at the Preferential Offer Price of £50,000, (or, where applicable, the equivalent amount in euro or Canadian dollars, calculated at the prevailing exchange rate at the time of Admission)) and, if applicable, at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

12. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest, by cheque in the currency in which it was paid. Any such refund cheques will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, or application monies may be transferred pursuant to a bank transfer order or through internet banking (as the case may be, in accordance with the instructions on the relevant Application Form) before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation or transfer will be held pending acceptance and, if your application is accepted and the condition in paragraph 10 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft (where applicable). The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

13. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will in all cases be paid in the currency of application. Where your application for Ordinary Shares was made in euro or Canadian dollars and the exchange rate at the time of Admission is such that the amount of your application in sterling is greater than the price of the Ordinary Shares you have been allocated, you will receive a refund cheque in the currency of your application for the surplus application monies in accordance with paragraph 12 above. If, after the allocation, an amount of less than the Preferential Offer Price of one Ordinary Share remains and you have also been allocated Ordinary Shares at the Offer Price and an amount of less than the Offer Price of one Ordinary Share remains, these two sums may be added together and, if sufficient, you will acquire an additional Ordinary Share at the Offer Price.

Applications

14. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for Qualifying Persons and/or Qualifying Employees (as the case may be) have been satisfied. To participate in the Preferential Offer, Qualifying Persons must apply on a Preferential Offer Application Form and Qualifying Employees must apply on an Employee Application Form. Qualifying Persons who are also Qualifying Employees may make separate applications in the Preferential Offer on a Preferential Offer Application Form and on an Employee Application Form, subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission). Qualifying Persons and Qualifying Employees may not apply jointly with others in the Preferential Offer.

15. Eligible Members who sell all their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

No multiple applications

16. Only one application may be made for the benefit of any person in the Preferential Offer, except that a Qualifying Person who is also a Qualifying Employee may make separate applications in the Preferential Offer in each capacity subject to an aggregate maximum purchase of £50,000 at the Preferential Offer Price (or, where applicable, the equivalent amount in euro or Canadian dollars calculated at the prevailing exchange rate at the time of Admission).

17. An application may not be made using funds provided by another person under an arrangement whereby any Ordinary Shares allocated to the applicant or all or substantially all of the value of such Ordinary Shares are to be transferred to that person. Any application which breaches either of these rules is a "multiple application". Multiple applications and suspected multiple applications are liable to be rejected and you may also incur legal liability.

18. The information supplied in, or in connection with, your application may also be disclosed to regulatory bodies and members of the police forces for compiling lists of, and otherwise taking action in respect of, suspected multiple or fraudulent applications. In particular, criminal proceedings may be instituted against anyone knowingly making or authorising an application which falsely claims Qualifying Person or Qualifying Employee status.

Warranties

19. By completing and submitting an Application Form, you:

    (a) warrant that, if the laws of any territory outside a Permitted Country are relevant to your application, in connection with your application, you have complied with all such laws, obtained all governmental and other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with your application in any territory, (other than any UK stamp duty or SDRT), and that you have not taken any action or omitted to take any action which will or may result in the Company, the Receiving Agent, Merrill Lynch International or UBS Limited or any of their respective officers, agents or employees acting in breach of the regulatory or legal requirements of any territory outside the United Kingdom in connection with the Offers or your application;

    (b) warrant that, if you sign an Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

    (c) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than is contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(d) in relation to sub-paragraph 19(c) above, agree, subject to applicable law, that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus or, if you are resident in Canada, the Canadian Offering Memorandum or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

(e) agree that you have read the Summary or, if you are resident in Canada, the Canadian Offering Memorandum containing the Summary, and the Share Guide and you agree to be bound by these terms and conditions and the terms of your Application Form;

(f) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus;

(g) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum, you will be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum;

(h) warrant that, if you are resident in Canada and you are applying to invest in excess of £50,000 in Ordinary Shares (such amount in Canadian dollars to be calculated at the prevailing exchange rate at the time of Admission), you are a Canadian Accredited Investor for the purposes of Canadian securities laws;

(i) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement, any supplementary prospectus and, if you are resident in Canada, the Canadian Offering Memorandum and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

(j) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus, or if you are resident in Canada, the Canadian Offering Memorandum, in relation to your application in this Preferential Offer;

(k) confirm that you have reviewed the restrictions contained in paragraphs 23 to 25 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 23 to 25 below;

(l) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(m) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Application Form and that subject to paragraph 32, any such documents and return monies will be sent at your own risk;

(n) in the case of an application made on a Preferential Offer Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Person and that, subject as hereinafter provided, the Preferential Offer

Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person (provided that, a Qualifying Person who is a Qualifying Person acting in the capacity of an Occupational Pension Scheme Trustee may make an application for the benefit of the beneficiaries of that trust); and (ii) except in certain limited circumstances pursuant to the Main Scheme, only one application has been made by you or on your behalf on a Preferential Offer Application Form;

(o) in the case of an application made on an Employee Application Form, warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) a Qualifying Employee and that the Employee Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person; and (ii) only one application has been made by you or on behalf of a Qualifying Employee on an Employee Application Form;

(p) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(q) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(r) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(s) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Preferential Offer is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

20. You agree that in order to ensure compliance with any applicable money laundering laws or regulations (including the Money Laundering Regulations 2003) the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging an Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Agent to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

21. Without prejudice to the generality of paragraph 20 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Preferential Offer, whether in one or more applications (if permissible), exceeds £9,000 or €15,000 (as applicable). If, in such circumstances, you do not use your own personal cheque and you use a bank or building society cheque or banker's draft (and unless you are resident in Canada) you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and add its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party, you should write the name and address of the person named in the Application Form on the back of the cheque and record the date of birth of that person. However if you make your payment, in such circumstances, you may also be requested to provide further identification, for example, a copy of your passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in your name and showing your current address (which originals will be returned by post at the applicant's risk).

22. You agree that in any of the circumstances set out in paragraphs 20 and 21 above the Receiving Agent may carry out searches of electronic databases in order to verify your personal details.

Overseas investors

23. No person receiving a copy of the Prospectus and/or an Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made by or on behalf of a person outside of a Permitted Country will be liable to be rejected.

24. The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

25. The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation, partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Preferential Offer and so doing may invalidate any related purported acceptance of the Preferential Offer. Persons applying for Ordinary Shares shall be deemed to represent and warrant that they are not resident in or a citizen of any Prohibited Territory and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

26. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

27. Save where otherwise stated or where the context requires otherwise, terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

28. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

29. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Preferential Offer from 10 a.m. (local time) on 5 July, 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company, in its absolute discretion determines subject, and having regard to the requirements of the UK Listing Authority.

30. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

31. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Preferential Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner in which the Prospectus is being made available, including in the following places:

    (a) on the Standard Life website, www.standardlife.com;

    (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

    (c) at the offices of the Receiving Agent (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

    If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Preferential Offer will remain valid and binding upon you.

32. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

33. You agree that all applications, acceptances of applications and contracts resulting from them under the Preferential Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited, the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

34. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

35. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Preferential Offer. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

36. You authorise the Company or the Receiving Agent and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

37. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement, and/or any supplementary prospectus and, in the case of persons resident in Canada, the Canadian Offering Memorandum, and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement, any supplementary prospectus and/or, the Canadian Offering Memorandum, to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement, any supplementary prospectus and/or the Canadian Offering Memorandum or any part of any such document.

38. References to "local time" in these terms and conditions are to the time in the jurisdiction of the return address specified on your Application Form or Employee Application Form (as the case may be).

39. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

PART VII

TERMS AND CONDITIONS OF THE RETAIL OFFER

The following Part VII of this document contains a copy of the terms and conditions of application in the Retail Offer, pursuant to which terms, individual and other investors resident in the UK apply to buy Ordinary Shares in the Retail Offer.

INTRODUCTION

1. For the purposes of these terms and conditions only, references to "you" are to the person applying to buy Ordinary Shares in the Retail Offer using the Retail Offer Application Form.

2. If you apply for Ordinary Shares in the Retail Offer you will be agreeing with the Company, Merrill Lynch International, UBS Limited and the Receiving Agent to the terms and conditions set out below.

Offer to purchase Ordinary Shares

3. Applications must be made on a Retail Offer Application Form. By completing and submitting a Retail Offer Application Form, you, as the applicant, or, if you sign the Retail Offer Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Offer Price the maximum number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) that may be acquired with the amount that you have specified in your Retail Offer Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to acquire Ordinary Shares in the Retail Offer is accepted), subject to the provisions of the Prospectus, these terms and conditions, the terms of the Retail Offer Application Form, the Pricing Statement, any supplementary prospectus and the Memorandum and Articles;

   (b) agree that your application to acquire Ordinary Shares in the Retail Offer must be for a minimum investment in Ordinary Shares of £1000 at the Offer Price;

   (c) agree that there is no minimum allocation of Ordinary Shares in the Retail Offer and that, in the event your application is scaled back, you may not receive the full value of Ordinary Shares you applied to invest;

   (d) authorise the Receiving Agent to send on behalf of the Company (i) a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if your Ordinary Shares are to be held in the Standard Life Share Account (the "Share Account") and/or (ii) a sterling cheque crossed "account payee" for any monies returnable (without interest) or your cheque or banker's draft, in each case by post to your address and to do all things and, where applicable, to take all actions necessary to procure that your name or the name of Computershare Company Nominees Limited, as the Share Nominee, is placed on the register of members of the Company in respect of the Ordinary Shares for which your application is accepted;

   (e) in consideration of the Company, Merrill Lynch International, UBS Limited and the Receiving Agent agreeing that they will not, prior to the date of Admission (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in the Prospectus and as a collateral contract between you, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent which will become binding on you on despatch by post or delivery to the Receiving Agent of your Retail Offer Application Form, you:

      (i) agree that, subject to any statutory rights of withdrawal, your application may not be revoked or withdrawn by you until after 31 August 2006 in the event that Admission has not taken place by that date;

      (ii) undertake to pay the Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted;

(iii) warrant that your cheque or banker's draft accompanying your Retail Offer Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Share Nominee may have been entered on the register of members of the Company, neither you nor the Share Nominee (as the case may be) will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights, dividend, distribution or other payment in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Company, the Receiving Agent, Merrill Lynch International and UBS Limited against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation);

(iv) agree that, at any time prior to unconditional acceptance by the Receiving Agent of such late payment pursuant to sub-paragraph 3(e)(iii) above, the Receiving Agent may (on behalf of the Company, Merrill Lynch International and UBS Limited and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying your Retail Offer Application Form at your own risk, without interest) and, in the event of termination, any Ordinary Shares which have been issued to you will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise the Company, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and consent to the proceeds of such sale being paid to and retained by the Company and you will pay the Receiving Agent (on behalf of itself, the Company, Merrill Lynch International and UBS Limited), on demand, such amount as may be necessary to compensate the Receiving Agent, the Company, Merrill Lynch International and UBS Limited for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of the Company to accept the whole or any part of your application as described in paragraph 8 below;

(v) agree that any share certificate or Share Account Statement to which you may become entitled and monies returnable to you may be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in sub-paragraphs 14(a), 14(b), 14(g), 14(i), 14(k), 14(l) and 14(n) below and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(vi) agree, on request by the Receiving Agent, the Company, Merrill Lynch International or UBS Limited, to disclose promptly in writing to Merrill Lynch International, UBS Limited, the Company, or the Receiving Agent such information as they may request in connection with your application and authorise the Receiving Agent, the Company, Merrill Lynch International and UBS Limited to disclose any information relating to your application which it may consider appropriate;

(vii) agree that any share certificate or Share Account Statement in respect of any Ordinary Shares to which you or the Share Nominee may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which the Receiving Agent, the Company, Merrill Lynch International or UBS Limited considers may be, required for the purposes of the Money Laundering Regulations 2003 and that any interest accruing on such retained monies shall accrue to and for the benefit of the Company;

(viii) agree that, if evidence of identity satisfactory to the Receiving Agent, the Company, Merrill Lynch International, UBS Limited and the Receiving Agent is not provided to the Receiving Agent, the Company, Merrill Lynch International and UBS Limited on or before 10 a.m. (London time) on 5 July 2006 (or such later date as the Company, Merrill Lynch International and UBS Limited may agree), the Company, the Receiving Agent, Merrill Lynch International or UBS Limited may terminate your contract of allocation and, in such case, your application monies, less any amount retained by the Company (or its agents) as compensation for breach of contract, will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch International, UBS Limited the Receiving Agent, the Company or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by the Company (or its agents) or otherwise in connection therewith;

(ix) agree that your Retail Offer Application Form is addressed to the Company, the Receiving Agent, Merrill Lynch International and UBS Limited;

(x) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(xi) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Retail Offer Application Form;

(xii) agree that any future communications sent by the Company to you in your capacity as a shareholder of the Company will be in the English language;

(xiii) agree that the Company, Merrill Lynch International and UBS Limited reserve jointly the right to alter any arrangements in connection with the Retail Offer (including the timetable and terms and conditions of application); and

(xiv) agree that the contract arising from acceptance of all or part of your application under the Retail Offer will be, or will be deemed to be, entered into by you and the Company on these terms and conditions (subject to paragraph 3(xiii) above) and that any changes, additions or alterations made to the Application Form will have no effect.

4. If your Retail Offer Application Form is not completed correctly, or is amended, or is received at the return address specified on your Retail Offer Application Form after 10 a.m. on 5 July 2006, or if the accompanying cheque or banker's draft is for the wrong amount or if your Retail Offer Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it is liable to be rejected. In these circumstances, the Company's decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither the Company, Merrill Lynch International, UBS Limited, the Receiving Agent nor any of their respective officers, agents or employees will accept any liability for any such decision and no claim will be made against ant such persons in respect of your non-receipt of Ordinary Shares, or for any loss resulting from such non-receipt.

5. Any application may be rejected in whole or in part by the Company in its absolute discretion.

6. The Company and its agents reserve the right to treat as valid any application not complying fully with these terms and conditions or not in all respects completed or sent in accordance with the instructions on the Retail Offer Application Form or set out in the accompanying Share Guide. The Company and its agents reserve the right to waive in whole or in part any of the provisions of these terms and conditions, either generally or in respect of one or more applications. In these circumstances, the decision of the Company as to whether to treat the application as valid and how to construe, amend or complete it shall be final. You will not, however, be treated as having offered to invest a higher amount than is indicated in the Retail Offer Application Form.

Acceptance of your offer

7. The Company, may accept your application if your application is received, validated (or treated as valid, processed and not rejected) either:

   (a) by notifying, publishing or announcing the final Offer Price and Preferential Offer Price, size of the Offers and the basis of allocation (in which case the acceptance will be on that basis); or

   (b) by notifying acceptance to the Receiving Agent.

8. The acceptance may (at the absolute discretion of the Company, in consultation with Merrill Lynch International and UBS Limited) be of the whole or any part of your application and the amount you have offered to invest may be scaled down. The Company will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares. The basis of allocation for applications will be determined by the Company, in consultation with Merrill Lynch International and UBS Limited. The Company, in consultation with Merrill Lynch International and UBS Limited reserves the right to scale down such applications as it in its absolute discretion considers appropriate. In the event that applications in the Retail Offer are scaled back, the allocation policy may favour smaller applications.

Condition

9. The contract arising from acceptance of applications (in whole or in part) in the Retail Offer will be entered into by you (if you are a successful applicant) and the Company. Under this contract, you will be required to acquire the Ordinary Shares at the Offer Price. This contract will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

10. Subject to applicable law, you will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have, including, for the avoidance of doubt, any statutory withdrawal rights.

Return of application monies

11. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned, without interest by cheque crossed "account payee". Any such cheque will be posted to you by no later than 17 July 2006. Prior to that time, application monies will be retained by the Receiving Agent in an account designated for these purposes and any interest accrued on the application monies will be retained by, and for the benefit of, the Company. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation will be held pending acceptance and, if your application is accepted and the condition in paragraph 9 above is satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft. The right is also reserved to reject any application in respect of which your cheque or banker's draft, as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 17 July 2006. The Company may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation.

12. Amounts of less than the Offer Price of one Ordinary Share will be retained by the Company and donated to charity. Sums refunded will, in all cases, be paid in sterling.

Applications

13. The number of Ordinary Shares to be allocated in the Retail Offer will be at the absolute discretion of the Company in consultation with Merrill Lynch International and UBS Limited. The Company has absolute discretion to decide in any individual case whether the conditions of eligibility for the

Retail Offer have been satisfied. To participate in the Retail Offer, individuals and other investors resident in the United Kingdom must complete a Retail Offer Application Form. Such persons may not apply jointly with others in the Retail Offer.

Warranties

14. By completing and submitting a Retail Offer Application Form, you:

    (a) warrant that, if you sign a Retail Offer Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary);

    (b) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to the Company, any other member of the Standard Life Group or the Offers, or any of them, other than as is contained in the Prospectus, the Pricing Statement and any supplementary prospectus;

    (c) in relation to sub-paragraph (b) above, agree that none of the Company, Merrill Lynch International, UBS Limited, the Receiving Agent, the Sale Nominee, any Voluntary Seller, the Directors or any person acting on behalf of them or any person responsible solely or jointly for the Prospectus, the Pricing Statement and/or any supplementary prospectus, or any part of any of them, shall have any liability for any such information or representation (excluding for fraudulent mis-representation);

    (d) agree that you have read the Summary and the Share Guide and you agree to be bound by these terms and conditions and the terms and conditions of your Retail Offer Application Form;

    (e) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take in relation to the Ordinary Shares should be based on consideration of the Prospectus;

    (f) agree that, having had the opportunity to obtain and read the Prospectus, the Pricing Statement and an supplementary prospectus you shall be deemed to have noted all information and representations concerning the Company or any other member of the Standard Life Group contained in the Prospectus, the Pricing Statement and/or any supplementary prospectus;

    (g) agree that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in the Prospectus, the Pricing Statement and any supplementary prospectus and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch International, UBS Limited, the Company or any other person;

    (h) agree to the fullest extent permitted by applicable law that you waive any right you may have under any law or regulation, other than English law or regulation, to bring an action or claim in any jurisdiction, other than in England, against the Sale Nominee and/or any Voluntary Seller in relation to any and all information, representations, statements or omissions contained in the Prospectus, Pricing Supplement and/or any supplementary prospectus or in relation to your application in this Retail Offer;

    (i) confirm that you have reviewed the restrictions contained in paragraphs 18 and 19 below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 18 and 19 below;

    (j) warrant that, if you are under 18 (or in the case of residents of Scotland, under 16) on the date of your application, your parent or guardian has signed your Retail Offer Application Form on your behalf and will be the registered holder of your Ordinary Shares;

(k) agree that all documents in connection with the Offers and any returned monies may be sent by post to you at your address set out in your Retail Offer Application Form and that subject to paragraph 26 any such documents and return monies will be sent at your own risk;

(l) warrant that (i) you are (or, if you are signing on behalf of another person, that other person is) eligible to participate in the Retail Offer as an individual or other investor resident in the United Kingdom and (ii), subject as hereinafter provided, the Retail Offer Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person;

(m) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services);

(n) warrant that you are not (and are not acting on behalf of) a person resident in the United States, Australia or Japan and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States, Australia or Japan or to a person resident in the United States, Australia or Japan or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery;

(o) warrant and undertake that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering; and

(p) agree that any material downloaded from the Standard Life website, www.standardlife.com, in relation to the Retail Offer, is done at your own risk and that you will be solely responsible for any damage or loss of data that results from the download of any material.

Money laundering

15. You agree that in order to ensure compliance with any applicable money laundering regulations (including, without limitation, the Money Laundering Regulations 2003), the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging a Retail Offer Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Bank to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

16. Without prejudice to the generality of paragraph 15 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for under the Retail Offer, whether in one or more applications (if permissible), exceeds £9,000. If, in such circumstances, you do not use your own personal cheque and use a bank or building society cheque or banker's draft you should ensure that the institution issuing the cheque or banker's draft enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and adds its stamp. If, in such circumstances, you use a cheque drawn on an account in the name of a third party you should write the name and address of the person named in the Retail Offer Application Form on the back of the cheque and record the date of birth of that person. You may also be requested to provide further identification, for example, a copy of the applicant's passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in the your name and showing your current address (which originals will be returned by post at the applicant's risk).

17. You agree that in any of the circumstances set out in paragraphs 15 and 16 above, the Receiving Agent may carry out searches of electronic databases in order to verify your identity.

Overseas investors

18. No person receiving a copy of the Prospectus and/or a Retail Offer Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Retail Offer Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Retail Offer Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than those of the UK, Austria, Germany, Ireland and Jersey. Any application made in the Retail Offer by or on behalf of a person outside of the United Kingdom will be liable to be rejected.

19. (a) The Ordinary Shares have not been and will not be registered under the US Securities Act or qualified for sale under the laws of any state of the United States. The Ordinary Shares may not be offered, sold or delivered in the United States, except to QIBs in transactions exempt from the registration requirements of the US Securities Act or to certain persons in transactions outside the United States pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the US Securities Act provided by Rule 144A.

    (b) The Ordinary Shares have not been and will not be qualified for distribution or registered under the securities laws of Australia or Japan. Save with the prior consent of the Company, Merrill Lynch International or UBS Limited the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia or Japan or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation, partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of the Company, Merrill Lynch International or UBS Limited, copies of the Prospectus, the Retail Offer Application Forms, the Share Guide, the Pricing Statement, any supplementary prospectus and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Retail Offer and so doing may invalidate any related purported acceptance of the Retail Offer. Persons applying for Ordinary Shares in the Retail Offer shall be deemed to represent and warrant that they are resident in or a citizen of the United Kingdom and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

20. To the fullest extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by the Company the Sale Nominee, each Voluntary Seller, Merrill Lynch International, UBS Limited and the Receiving Agent.

21. Save where otherwise stated or where the context otherwise requires terms used in these terms and conditions are as defined in the Prospectus (as supplemented by any supplementary prospectus issued by the Company in relation to the Offers).

22. The rights and remedies of the Company, the Receiving Agent, Merrill Lynch International and UBS Limited under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

23. The Company (with the consent of Merrill Lynch International and UBS Limited) reserves the right to delay the closing time of the Retail Offer from 10 a.m. London time on 5 July 2006 by giving notice through a Regulatory Information Service. In this event, the revised closing time will be published in such manner as the Company in its absolute discretion determines subject, and having regard, to the requirements of the UK Listing Authority.

24. The Company may terminate the Offers without any obligation to you whatsoever at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

25. In the event that a supplementary prospectus is published by the Company, you will have a period of at least two clear Business Days within which you may withdraw your application to buy Ordinary Shares in the Retail Offer in the manner specified in the supplementary prospectus. If a supplementary prospectus is published, it will be made available, along with information as to how you can withdraw your application, in the same manner which the Prospectus is being made available, including at the following places:

    (a) on the Standard Life website, www.standardlife.com;

    (b) at the registered office of the Company (Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH); and

    (c) at the offices of the Receiving Agents (2nd Floor, Vinters Place, 68 Upper Thames Street, London EC1 2DH).

    If you do not notify the Company of your intention to withdraw in the required manner within the stipulated period (as set out in any supplementary prospectus) your application to buy Ordinary Shares in the Retail Offer will remain valid and binding upon you.

26. If you do not receive your share certificate, Share Account Statement or cheque for any monies returnable on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide the Receiving Agent and/or the Company with written confirmation and other documents (unless your request is for a replacement Share Account Statement, in which case, no such confirmation or documents will be required). Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement share certificate, Share Account Statement or cheque (as the case may be), free of charge. If you notify the Company on or after 11 August 2006 that you have not received your share certificate, Share Account Statement or cheque (as the case may be), in addition to any requirements mentioned above, you will be required to pay a charge for the issue of a replacement.

27. You agree that all applications, acceptances of applications and contracts resulting from them under the Retail Offer shall be exclusively governed by and construed in accordance with English law and that you irrevocably submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch International, UBS Limited the Receiving Agent or the Company to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

28. You authorise Merrill Lynch International and/or UBS Limited and their agents, on your behalf, to make any appropriate returns to HMRC in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

29. You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer by virtue of an application being accepted under the Retail Offer and you agree that Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers and that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

30. You authorise the Company or the Receiving Agent, and/or their agents to do all things necessary to effect registration into your name (or the name of the Share Nominee) (as applicable) of any Ordinary Shares acquired by you and authorise any representative of the Company or the Receiving Agent to execute and/or complete any document of title required therefor.

31. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in the Prospectus, the Pricing Statement and/or any supplementary prospectus and, to the fullest extent permitted by law, any liability for the Prospectus, the Pricing Statement and/or any supplementary prospectus to any other person is hereby excluded by the Company, the Sale Nominee, each Voluntary Seller, Merrill Lynch International and UBS Limited and any person responsible solely or jointly for the Prospectus, the Pricing Statement and any supplementary prospectus or any part of any such document.

32. The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

PART VIII

TERMS AND CONDITIONS OF THE INITIAL SHARE SALE FACILITY

The following Part VIII of this document contains a copy of the terms and conditions of the Initial Share Sale Facility, pursuant to which Voluntary Sellers will have their Sale Shares sold upon Admission.

1. Introduction

1.1 The following are the terms and conditions upon which Computershare Investor Services PLC ("**Computershare**") will procure the provision of an Initial Share Sale Facility service by the Sale Nominee to Eligible Members for the sale of their Demutualisation Shares at the Offer Price as provided for in the Main Scheme.

1.2 Computershare is registered in England & Wales No: 3498808 with registered offices at The Pavilions, Bridgwater Road, Bristol BS13 8AE. Computershare is authorised and regulated by the FSA and is registered on the FSA register (www.fsa.gov.uk/register) with registration number 188534.

1.3 Except where the context requires otherwise, in these terms and conditions:

(a) references to Computershare also refer to the Sale Nominee; and

(b) any provision that says Computershare will do something also means that it will procure the Sale Nominee to do so.

1.4 In these terms and conditions, references to:

(a) "Designated Persons" are to persons who are selling, or involved in the sale of, Demutualisation Shares through the Initial Share Sale Facility and include:

(i) Merrill Lynch International and UBS Limited;

(ii) any member of the syndicate appointed by the Company; and

(iii) any of their respective directors, employees or agents; and

(b) "local time" is to the time in the jurisdiction of the return address specified on your Sell Form, Pension Scheme Sell Form, Tailored Sell Form (as defined below), Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form (as defined below) (as the case may be).

2. Eligibility to use the Initial Share Sale Facility

The Initial Share Sale Facility is only available to you if:

(a) you were allocated Demutualisation Shares in connection with the Demutualisation Share Allocation;

(b) you are not a Non-Permitted Country Member; and

(c) you fall into one of the following categories:

(i) you are not any of a Canadian Member, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v), and you have given instructions using your Sell Form to sell all of your Demutualisation Shares; or

(ii) you are a Canadian Member who does not fall within paragraph 2(c)(v), and you have not given instructions to keep all of your Demutualisation Shares using your Keep/Buy Form; or

(iii) you are an Eligible Member for one or more Pension Scheme Member Policies and you have given instructions using your Pension Scheme Sell Form to sell all of your Demutualisation Shares determined by reference to these policies and to receive the net cash proceeds of sale; or

(iv) you are an Eligible Member for one or more Pension Scheme Member Policies and you have not given instructions to keep all of your Demutualisation Shares by using your Pension Scheme Keep/Buy Form; or

(v) you are an Eligible Member for at least one Occupational Pension Scheme Policy and at least one or more other policies (whether or not such policies are Occupational Pension Scheme Policies) and:

(A) you have given instructions using a Pension Scheme Sell Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to elect to sell Demutualisation Shares (a "Tailored Sell Form") in accordance with paragraphs 3.14 to 3.19 (inclusive); and/or

(B) to the extent you are either:

(1) an Eligible Member for one or more Pension Scheme Member Policies (whether or not you are a Canadian Member), you have not given instructions using a Pension Scheme Keep/Buy Form which has been amended to enable you to exercise your options as such an Eligible Member pursuant to the Main Scheme to keep Demutualisation Shares and (if applicable) to make an application to buy Ordinary Shares in the Preferential Offer (a "Tailored Keep/ Buy Form") to keep such of those Demutualisation Shares as are determined by reference to such one or more policies in accordance with paragraphs 3.14 to 3.19 (inclusive); or

(2) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and you have not given instructions to keep all of your Demutualisation Shares by using a Tailored Keep/Buy form in accordance with paragraphs 3.14 to 3.19 (inclusive).

3. Instructions

3.1 Any instruction to have your Demutualisation Shares sold through the Initial Share Sale Facility must be made on the Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) and returned by post. Alternative methods of instruction, including without limitation, faxes, e-mail, photocopied forms, telephone or through the internet will not be accepted under any circumstances save at the sole and absolute discretion of the Company.

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)

3.2 If you are an Eligible Member (other than a Canadian Member, an Eligible Member for one or more Pension Scheme Member Policies, an Eligible Member for a Pension Scheme Member Policy or an Eligible Member who falls within paragraph 2(c)(v)) and you wish to apply to have your Demutualisation Shares sold through the Initial Share Sale Facility, you must return your Sell Form correctly completed to Computershare in the reply-paid envelope provided, so that it is received at the return address specified on your Sell Form not later than 10 a.m. (local time) on 5 July 2006.

3.3 Upon completing and submitting a valid Sell Form, subject to paragraph 3.4 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Sell Form, the Prospectus and the Main Scheme.

3.4 If you wish to sell your Demutualisation Shares through the Initial Share Sale Facility, you should only submit a Sell Form. If you submit both a Sell Form and a Keep/Buy Form and your Keep/Buy Form is correctly completed, received by Computershare within the deadline set out in paragraph 3.2 and is accepted as valid, the instructions on the Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Keep/Buy Form.

3.5 If you have submitted a valid Sell Form in accordance with paragraph 3.3 (subject to paragraph 3.4), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Canadian Members

3.6 If you are a Canadian Member and SLAC's records show that you have confirmed your details, you do not need to submit a Sell Form if you wish to sell your Demutualisation Shares.

3.7 If paragraph 3.6 applies, then pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility unless you specifically elect to keep your Demutualisation Shares by returning your Keep/Buy Form correctly completed to Computershare in the reply-paid envelope provided so that it is received not later than 10 a.m. (local time) on 5 July 2006.

3.8 If you are a Canadian Member and SLAC's records show that you have not confirmed your details by 10 a.m. (local time) on 5 July 2006 or such later date and time as the Company or its agents agree with Computershare, then your Demutualisation Shares will, in any event, be issued to the Sale Nominee and sold on your behalf through the Initial Share Sale Facility.

3.9 If you fall within paragraphs 3.6 or 3.8, upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for Pension Scheme Member Policies

3.10 If you are an Eligible Member for one or more Pension Scheme Member Policies you do not need to submit a Pension Scheme Sell Form if you wish to sell those of your Demutualisation Shares that have been determined by reference to these policies. Pursuant to the Main Scheme, your Demutualisation Shares will be sold on your behalf through the Initial Share Sale Facility and the cash proceeds will then be used towards applying policy enhancements or as otherwise provided in the Main Scheme.

3.11 Subject to paragraphs 3.14 to 3.19 (inclusive), if you are an Eligible Member for one or more Pension Scheme Member Policies you will need to submit a Pension Scheme Sell Form if you wish to sell all those of your Demutualisation Shares that have been determined by reference to these Pension Scheme Member Policies and be sent the net cash proceeds of their sale. In order to do this, you must return your Pension Scheme Sell Form electing to sell your Demutualisation Shares correctly completed to Computershare in the reply-paid envelope provided so that it is received at the return address specified on your Pension Scheme Sell Form from not later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Pension Scheme Sell Form, subject to paragraph 3.12 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell all your Demutualisation Shares, subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms and conditions of your Pension Scheme Sell Form, the Prospectus and the Main Scheme.

3.12 If you submit both a Pension Scheme Sell Form and a Pension Scheme Keep/Buy Form correctly completed and received by Computershare within the deadline set out in paragraph 3.11 above, the instructions on the Pension Scheme Keep/Buy Form will prevail even if it is not your most recent instruction. In such circumstances, the Company will automatically treat your Pension Scheme Sell Form as invalid and your Demutualisation Shares will not be sold on your behalf through the Initial

Share Sale Facility. You will be sent by post a share certificate or Share Account Statement (as applicable) in respect of your Demutualisation Shares in accordance with your instructions on the Pension Scheme Keep/Buy Form.

3.13 If you fall within paragraphs 3.10 or 3.11 (but subject to paragraph 3.12), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

3.14 Subject to paragraph 3.15, any duly completed and returned Sell Form or Pension Scheme Sell Form will apply to all (and not some) of your Demutualisation Shares.

3.15 If you are an Eligible Member for:

(a) at least one Occupational Pension Scheme Policy and at least one policy other than an Occupational Pension Scheme Policy; or

(b) more than one Occupational Pension Scheme Policy,

then (subject to paragraph 3.16) the instructions on your Pension Scheme Sell Form to have your Demutualisation Shares sold will apply to all Demutualisation Shares (including those Demutualisation Shares comprising or including the fixed allocation).

3.16 You may contact the Company and request that a Tailored Sell Form and/or Tailored Keep/Buy Form be sent to you so that, pursuant to the terms of the Main Scheme, you can make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy for which you are the Eligible Member (subject to paragraph 3.18). Where you use your Tailored Sell Form and/or a Tailored Keep/Buy Form (as the case may be) pursuant to this paragraph 3.16 the relevant form must be returned correctly completed, so that it is received at the return address specified on the form by no later than 10 a.m. (local time) on 5 July 2006. Upon completing and submitting a valid Tailored Sell Form, subject to paragraph 3.18 and 3.19 below, you irrevocably agree with the Company, the Sale Nominee and the Designated Persons that you offer to sell the relevant Demutualisation Shares requested to be sold subject to these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7), the terms of your Tailored Sell Form, the Prospectus and the Main Scheme.

3.17 To the extent you fall within paragraph 3.15(a) or (b) and are either:

(a) an Eligible Member for one or more Pension Scheme Member Policies (whether or not as a Canadian Member) and have not given instructions to keep or sell such of those Demutualisation Shares as are determined by reference to such one or more policies by using a Tailored Sell Form or a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme the relevant Demutualisation Shares shall be sold and the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(b) a Canadian Member (acting otherwise than as an Eligible Member for one or more Pension Scheme Member Policies) and have not given instructions to keep all of your Demutualisation Shares determined by reference to such one or more Occupational Pension Scheme Policies by using a Tailored Keep/Buy Form in the required manner, then pursuant to the Main Scheme those Demutualisation Shares which you have not requested to keep shall be sold.

3.18 If you submit both a Tailored Sell Form and a Tailored Keep/Buy Form in each case in respect of the same Demutualisation Shares and correctly completed and received at the return address specified on the form within the deadline set out in paragraph 3.16 above, where such instructions are inconsistent with the options you have pursuant to these terms and conditions, the relevant form and the Main Scheme, then the instructions on the Tailored Keep/Buy Form will prevail to the extent it is inconsistent with a Tailored Sell Form, even if it is not your most recent instruction. In such circumstances, the relevant Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. You will be sent by post, a share certificate or Share Account Statement in respect of the relevant Demutualisation Shares in accordance with your instructions on the Tailored Keep/Buy Form.

3.19 The option available under paragraph 3.16 to make separate choices to sell or keep Demutualisation Shares determined by reference to each Occupational Pension Scheme Policy will not cover any remaining Demutualisation Shares that are received as a result of being an Eligible Member in respect of one or more policies that are not an Occupational Pension Scheme Policies. You will at all times only have the option to sell all (and not some) of such remaining Demutualisation Shares through the Pension Scheme Sell Form or a Tailored Sell Form (as applicable) pursuant to these terms and conditions.

3.20 Pursuant to the Main Scheme, Demutualisation Shares comprising or including the fixed allocation will be treated as Demutualisation Shares determined by reference to the one or more Occupational Pension Scheme Policies for which you are the Eligible Member for the purposes of the options you have in relation to such Demutualisation Shares, unless you write to the Company by 10 a.m. (local time) on 5 July 2006 requesting that such fixed allocation forms part of the options you have in respect of your remaining Demutualisation Shares (if any).

3.21 If you fall within paragraphs 3.16 and 3.17 (but subject to paragraphs 3.18 and 3.19), upon the issue of your Demutualisation Shares by the Company to the Sale Nominee, these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) will take effect and will constitute an irrevocable binding agreement between Computershare and you.

4. Potential conflict of interest

Computershare will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, Computershare will comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to it to the extent that it conflicts with your interests in its dealings with you.

5. Sale procedures

5.1 The Demutualisation Shares which are to be sold through the Initial Share Sale Facility (the "Sale Shares") will all be offered for sale in the Offers at the Offer Price which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited.

5.2 The Sale Shares will be allotted and issued on the demutualisation of SLAC to the Sale Nominee to hold on behalf of the relevant Eligible Members in accordance with the provisions of the Main Scheme. The Company, on behalf of the Sale Nominee, will instruct Merrill Lynch International and UBS Limited to find purchasers in the offers for all of the Sale Shares at the Offer Price.

5.3 You are not able to give instructions that your Demutualisation Shares are only to be sold through the Initial Share Sale Facility in the event that the Offer Price is at or above a specified price of your choosing, or if the sale will result in you receiving sale proceeds in excess of a specified amount. If you do give such an instruction it will be processed on the basis that it is an instruction from you to have all of your Demutualisation Shares sold through the Initial Share Sale Facility at the Offer Price.

6. Payment and Fees

6.1 Subject to paragraphs 6.5 and 6.6, the price payable to you for each of your Sale Shares will be the Offer Price.

6.2 Subject to paragraphs 6.3 and 6.4, the proceeds of the sale of your Sale Shares shall be remitted to you by Computershare in:

(a) Canadian dollars, if you are a Canadian Member;

(b) euro, if you are an Eligible Member whose latest address, as recorded in the records of SLAC on the SGM Date, is in any of Austria, Germany or Ireland; and

(c) sterling, if you are an Eligible Member who does not fall within (a) or (b) above.

6.3 If you are an Eligible Member for a Pension Scheme Member Policy, the proceeds of the sale of your Sale Shares that are to be applied towards policy enhancements or as otherwise provided in the Main Scheme will be remitted to Standard Life Assurance Limited and shall be in:

(a) sterling, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is a UK Occupational Pension Scheme Policy (as defined in the Main Scheme); or

(B) euro, if the relevant Pension Scheme Member Policy in respect of which the proceeds are to be applied or utilised is an Irish Occupational Pension Scheme Policy (as defined in the Main Scheme).

6.4 If you are a Canadian Member who meets the requirements of paragraph 3.8 above, the proceeds of the sale will be remitted to the Trustee of the Unclaimed Assets Trust and shall be in Canadian dollars.

6.5 The proceeds of the sale of your Demutualisation Shares will, where necessary, be rounded upwards to the nearest hundredth of one pound sterling, one euro or one Canadian dollar (as applicable). If your proceeds are to be paid in Canadian dollars or euro, the proceeds of the sale of your Demutualisation Shares will be converted from sterling at the prevailing exchange rate at the time of Admission.

6.6 Subject to paragraph 6.7, a fixed charge of £10 or €15 (as applicable) (inclusive of VAT) will be payable to the Company for use of the Initial Share Sale Facility, which will be deducted from your sale proceeds before they are remitted to you. No other deductions will be made from the sale proceeds in respect of administration, dealing commission, stamp duty and/or SDRT (or amounts in respect of stamp duty and/or SDRT) and/or, where relevant, foreign exchange costs.

6.7 If you are (i) a Canadian Member or (ii) an Eligible Member for a Pension Scheme Member Policy where the proceeds are to be applied towards policy enhancements or as otherwise provided in the Main Scheme, no charge will be payable for use of the Initial Share Sale Facility and:

(a) if you are a person to whom (i) applies you will receive the full proceeds from the sale of the relevant Demutualisation Shares or the full proceeds will be remitted to the Trustee of the Unclaimed Assets Trust (as applicable); and

(b) if you are a person to whom (ii) applies the full proceeds will be remitted to Standard Life Assurance Limited.

6.8 You may only sell your Demutualisation Shares as part of the Offers through the Initial Share Sale Facility.

7. Execution only

7.1 The Initial Share Sale Facility will be operated on an "execution only" basis on behalf of Eligible Members.

7.2 This means that the decision whether or not to have your Demutualisation Shares sold through the Initial Share Sale Facility (either by election or default, as applicable) is entirely your own responsibility.

7.3 You should note the possibility that taxes or costs may exist which are not paid through nor imposed by us. Neither the Company nor the Sale Nominee nor any Designated Person will provide, or have any responsibility to provide, investment, taxation or other advice to you. If you are in any doubt as to what you should do, you should obtain your own independent professional advice.

8. Irrevocable authority

You irrevocably authorise and instruct the Sale Nominee and the Company to sell or procure the sale of your Sale Shares at the Offer Price and to deal with the proceeds in accordance with these terms and conditions (including but not restricted to paragraphs 16.6 and 16.7) and the provisions of the Main Scheme and to do any other act which any such person may in its absolute discretion, consider necessary or desirable in connection with the sale of such Sale Shares.

9. Contract for sale

The contract for the sale of your Demutualisation Shares through the Initial Share Sale Facility between the Sale Nominee (on your behalf) and those persons who are purchasing the Sale Shares it holds on your behalf in the Offers at the Offer Price will be entered into and completed upon Admission.

10. Condition

The sale of your Demutualisation Shares through the Initial Share Sale Facility will be conditional upon the Underwriting and Sponsors' Agreement referred to in the Securities Note becoming wholly unconditional and not having been terminated before Admission.

11. Late and defective forms

Eligible Members other than Canadian Members, Eligible Members for Pension Scheme Member Policies or an Eligible Member who falls within paragraph 2(c)(v)

11.1 If your Sell Form is not completed correctly or in accordance with the instructions on the Sell Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Sell Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Sell Form or treat the instruction on it as invalid.

11.2 If your Sell Form is rejected or treated as invalid, your Demutualisation Shares will not be sold on your behalf through the Initial Share Sale Facility. Pursuant to the Main Scheme, you will keep your Demutualisation Shares. You will be sent by post, a Share Account Statement (where the Main Scheme provides for your Demutualisation Shares to be held in the Standard Life Share Account and where any Keep/Buy Form you have submitted does not require you to receive a share certificate) or otherwise a share certificate in respect of your Demutualisation Shares.

11.3 The Company's (or its agents') decision as to whether to reject or treat your Sell Form as invalid pursuant to paragraph 11.1 shall be final and binding on you. Neither Computershare, the Sale Nominee, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Canadian Members

11.4 If your Keep/Buy Form is not completed correctly or in accordance with the instructions on the Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if it is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Keep/Buy Form or treat the instruction on it as invalid.

11.5 If your Keep/Buy Form is rejected or treated as invalid, you will not be able to keep your Demutualisation Shares. In such circumstances and pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have your Demutualisation Shares sold on your behalf through this Initial Share Sale Facility.

11.6 The Company's (or its agents') decision as to whether to reject or treat your Keep/Buy Form as invalid pursuant to paragraph 11.4 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for Pension Scheme Member Policies

11.7 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not completed correctly or in accordance with the instructions on the Pension Scheme Sell Form or

Pension Scheme Keep/Buy Form (as applicable) or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is not received by the relevant time or date specified in paragraph 3 above, Computershare and/or the Company may reject the Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) or treat the instruction on the relevant form as invalid.

11.8 If your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) is rejected or treated as invalid, your Demutualisation Shares will be sold through the Initial Share Sale Facility but you will not receive the net cash proceeds from the sale of your Demutualisation Shares through the Initial Share Sale Facility or you will not be entitled to keep your Demutualisation Shares (as the case may be). Pursuant to the Main Scheme, you will be automatically treated as having submitted an irrevocable instruction to have the Demutualisation Shares determined by reference to the one or more Pension Scheme Member Policies for which you are the Eligible Member sold on your behalf through the Initial Share Sale Facility and to have the proceeds applied towards policy enhancements or as otherwise provided in the Main Scheme.

11.9 The Company's (or its agents') decision as to whether to reject or treat your Pension Scheme Sell Form or Pension Scheme Keep/Buy Form (as applicable) as valid pursuant to paragraph 11.8 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

Eligible Members for at least one Occupational Pension Scheme Policy and at least one other policy

11.10 If a Tailored Sell Form or a Tailored Keep/Buy Form is not completed correctly or in accordance with the instructions on the Tailored Sell Form or a Tailored Keep/Buy Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if that Tailored Sell Form or Tailored Keep/Buy Form is not received by the relevant time and date specified in paragraph 3 above, Computershare and/or the Company may reject the Tailored Sell Form or Tailored Keep/Buy Form or treat the instruction on it as invalid.

11.11 If your Tailored Sell Form or Tailored Keep/Buy Form is rejected or treated as invalid, then:

(a) where you are a Canadian Member, pursuant to the terms of the Main Scheme, all of your Demutualisation Shares shall be sold through the Initial Share Sale Facility; and

(b) to the extent that any of your Demutualisation Shares have been determined by reference to one or more Pension Scheme Member Policies (and whether or not you are a Canadian Member), then such Demutualisation Shares shall (pursuant to the Main Scheme) be sold through the Initial Share Sale Facility.

11.12 The Company's (or its agents') decision as to whether to reject or treat your Tailored Sell Form or Tailored Keep/Buy Form as invalid pursuant to paragraph 11.11 shall be final and binding on you. Neither Computershare, the Company nor its agents will accept liability for any such decision (except to the extent that such loss is foreseeable and results from fraud).

12. Settlement

12.1 On or before 17 July 2006, or as soon as reasonably practicable thereafter, Computershare will post you an advice note in respect of the Demutualisation Shares which have been sold on your behalf and which you should retain for tax purposes.

12.2 Subject to 16.2 and 16.3, the proceeds of sale of your Demutualisation Shares (where applicable, after deduction of the charge referred to in paragraph 6.6 above and without interest) will be:

(a) if applicable, paid into your Share Plus Account, where you are resident in the UK and have provided details of such account on your Sell Form;

(b) sent by cheque to your registered address;

(c) if you are an Eligible Member for a Pension Scheme Member Policy who has not returned a valid Pension Scheme Sell Form, paid to Standard Life Assurance Limited to be applied towards policy enhancements or as otherwise provided in the Main Scheme; or

(d) if you are a Canadian Member who meets the requirements of paragraph 3.7, paid to the Trustee of the Unclaimed Assets Trust to hold on your behalf in accordance with the terms and conditions of the Unclaimed Assets Trust,

in accordance with these terms and conditions, the Summary, the Registration Document and Securities Note and the Main Scheme.

12.3 If you do not receive your cheque on or before Monday 31 July 2006, you should contact the Company before 11 August 2006. You will be required to provide Computershare and the Company with written confirmation. Once the Company is satisfied as to such a request, it will arrange for you to be sent a replacement cheque free of charge. If you notify the Company on or after 11 August 2006 that you have not received your cheque, in addition to the requirements set out above, you will be required to pay a fee for the issue of a replacement.

13. Undertakings, representations and warranties

By completing and submitting a Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) to have your Demutualisation Shares sold through the Initial Share Sale Facility, you:

13.1 (a) instruct the Company to procure the sale of your Demutualisation Shares at the Offer Price in accordance with these terms and conditions;

(b) acknowledge that the price at which your Demutualisation Shares may be sold may be below the Offer Price Range in the Prospectus;

(c) acknowledge that you have read and understood the Summary and the Share Guide and agree that you are bound by these terms and conditions and the terms of your Sell Form or Pension Scheme Sell Form (as the case may be); and

(d) acknowledge that the Summary is a summary of the Prospectus and that any investment decision you take should be based on consideration of the Prospectus;

13.2 represent and warrant to the Company, each Designated Person and the Sale Nominee that:

(a) you were a resident of the United Kingdom, Canada, the Channel Islands, the Isle of Man, Germany, Austria or Ireland on the SGM Date;

(b) you have not sold or purported to sell any of your Demutualisation Shares or any interest in your Demutualisation Shares to any third party and no third party has an enforceable claim over your Demutualisation Shares;

(c) your Demutualisation Shares will be sold free from all liens, charges or other third party rights, claims or any encumbrance of any kind;

(d) you are entitled or authorised to sell your Demutualisation Shares;

(e) your Demutualisation Shares will be sold with full title guarantee and the sale will be subject to the same title covenants as are implied by Part I of the Law of Property (Miscellaneous Provisions) Act 1994;

(f) your Demutualisation Shares will be sold together with all dividends, distributions and other rights attaching to them as at Admission;

(g) the sale of your Demutualisation Shares pursuant to the Initial Share Sale Facility will not constitute a breach by you of any applicable laws;

(h) if you sign a Sell Form, Pension Scheme Sell Form or Tailored Sell Form on behalf of another person (or, where you are an Eligible Member by virtue of being an occupational pension scheme trustee, you sign the relevant form as a trustee together with any other trustees of the relevant occupational pension scheme policy for which there is an Eligible Member in circumstances where there is no nominated member), you have the authority to do so and that such other person(s) will be bound accordingly and will be deemed also to have given the confirmations, undertakings, representations and warranties contained in these terms and conditions and you undertake to enclose the original of the relevant power of attorney or other appropriate authority with the relevant form (or a complete copy thereof certified by a solicitor or a notary public), unless you are an organisation or fund and such authority has been received by the Company or you are signing on behalf of other joint owners; and

(i) if you are under 18 (or in the case of residents in Scotland, under 16), your parent or guardian has signed your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) on your behalf;

13.3 undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary public) is enclosed with your Sell Form, or Pension Scheme Sell Form or Tailored Sell Form (as applicable); and

13.4 undertake that you will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as the Company, the Sale Nominee and each Designated Person may from time to time require for the purpose of selling such Demutualisation Shares through the Initial Share Sale Facility.

14. Complaints

14.1 Computershare has written procedures in place to help resolve complaints from clients effectively, a copy of which can be provided upon request. Computershare is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. If you are not satisfied with the handling of your complaint by Computershare, you may be able to refer the matter to the Financial Ombudsman Service, if applicable, details of which are available upon request.

14.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

15. Termination by you

15.1 Following the acceptance of your Sell Form, Pension Scheme Sell Form or Tailored Sell Form (as applicable) you may terminate these terms and conditions at any time by giving Computershare not less than 20 Business Days' written notice.

15.2 Termination of these terms and conditions by you will be without prejudice to the completion of services already initiated or instructions already given, including the instruction referred to in paragraph 8 of these terms and conditions, which will be completed expeditiously by us.

15.3 Termination of these terms and conditions by you will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

16. Other terms and conditions

16.1 The Company, the Sale Nominee and each Designated Person may disclose or permit disclosure of any information arising out of or in connection with any transaction in the Demutualisation Shares to any relevant regulatory authority entitled to such information or to the requirements of which the Company, the Sale Nominee or such Designated Person is subject (whether or not pursuant to compulsion of law) and the Company, the Sale Nominee and each Designated Person shall not be under any liability for any such disclosure made in good faith, believing it to be in accordance with any such requirements.

16.2 You agree that in order to ensure compliance with money laundering regulations, where applicable (including, without limitation, the Money Laundering Regulations 2003), the Receiving Agent may, at its absolute discretion, require verification of identity from any Voluntary Sellers on whose behalf shares with a monetary value in excess of £9,000 or €15,000 (as the case may be) are sold through the Initial Share Sale Facility. Failure to provide the necessary evidence of identity may result in delays in the despatch of cheques and the proceeds due to such Voluntary Seller will be held by Computershare on trust. You further agree that, in the circumstances set out above, the Receiving Agent may conduct searches of electronic databases in order to verify your identity.

16.3 The Company reserves the right (and may procure Computershare and/or its agents to do the same) not to remit to you or any other person any cash proceeds of sale that would otherwise have been required to be remitted to you or such other person under these terms and conditions where it considers (in its reasonable opinion) that by doing so it would or might reasonably be expected to be:

(a) in breach of an order of court, regulator, government or arbitrator in relation to any person in relation to such proceeds or assisting, aiding or abetting a breach of such order;

(b) committing a criminal offence (or being subject to a criminal sanction, penalty or fine) under any applicable law or regulation; or

(c) being liable to a third party by virtue of a claim over the whole or part of such proceeds of which the Company is aware.

Where this paragraph 16.3 applies, the Company may and may procure that Computershare and/or its agents may take such steps as it may consider reasonable in the circumstances to withhold remittance of the relevant proceeds from you or any other person (including holding such proceeds on trust held by Computershare until it considers the provisions in paragraph 16.3(a) to (c) (inclusive) no longer to apply).

16.4 Subject to paragraph 12.3, all correspondence and documents, including without limitation all cheques, sent to you by the Company, the Sale Nominee or any Designated Person will be sent to you at your own risk.

16.5 These terms and conditions are in the English language and will be translated into German and French. All other communications relating to this agreement shall be in English.

16.6 The Company reserves the right to delay the closing date of the Offers by giving notice through a Regulatory Information Service or taking such other steps as it considers appropriate. In this event:

(a) the revised closing date will be published in such manner as the Company in its absolute discretion determines, subject, and having regard to, the requirements of the UK Listing Authority; and

(b) the revised closing date shall not affect any acceptance of your Sell Form, Pension Scheme Sell Form, Tailored Sell Form, Keep/Buy Form, Pension Scheme Keep/Buy Form or Tailored Keep/Buy Form by Computershare and/or the Company, and any such acceptance shall remain final and binding on you.

16.7 The Company is under no obligation to proceed with the Proposal, including the making or completing of the Offers. If the Company does not proceed with the Proposal and/or the Offers, the Initial Share Sale Facility will terminate and lapse.

16.8 The Company may terminate the Offers in its absolute discretion at any time prior to Admission. If such right is exercised, the Initial Share Sale Facility will also terminate and lapse.

16.9 Subject to applicable law, you will not be entitled to allege that your contract to have your Demutualisation Shares sold through the Initial Share Sale Facility is voidable or claim restitution of the Demutualisation Shares as a result of innocent misrepresentation (including pre-contractual misrepresentation) at any time after acceptance. This does not affect any other rights you may have.

16.10 The dates and times referred to in these terms and conditions are based on the expectation that Admission will occur on 10 July 2006 and may be altered by the Company in its absolute discretion (in consultation with Merrill Lynch International and UBS Limited) where the Company considers it necessary to do so.

16.11 In the event that the Offers do not take place on the same day as demutualisation, then pursuant to the Main Scheme your Demutualisation Shares shall continue to be held by the Sale Nominee until the earlier of:

(a) the Company procuring the sale of your Demutualisation Shares after the day of demutualisation;

(b) an instruction being given by the Company to Computershare for your Demutualisation Shares to be transferred to you or your nominated nominee or the Trustee of the Unclaimed Assets Trust (as applicable); or

(c) the implementation of any alternative arrangements put in place pursuant to the Main Scheme.

16.12 These terms and conditions are governed by and shall be construed in accordance with English law. If you return your Sell Form, or Pension Scheme Sell Form or a Tailored Sell Form completed and signed by you, or on your behalf, or default to having your shares sold through the Initial Share Sale Facility, you submit to the exclusive jurisdiction of the English courts and agree that nothing shall limit the right of the Company, the Sale Nominee and each Designated Person to bring any action, suit or proceedings arising out of, or in connection with, the Initial Share Sale Facility, in any other court of competent jurisdiction.

16.13 You agree and acknowledge that Merrill Lynch International and UBS Limited do not act for you and will not treat you as their customer under the Initial Share Sale Facility. Merrill Lynch International and UBS Limited will not be responsible for providing to you the protections afforded to their customers, and you agree that Merrill Lynch International and UBS Limited do not owe you any duties or responsibilities concerning the price obtained for your Demutualisation Shares or the execution of the sale of them.

PART IX

TERMS AND CONDITIONS OF THE STANDARD LIFE SHARE ACCOUNT

The following Part XI of this document contains a copy of the terms and conditions of the Standard Life Share Account pursuant to which the Company's shareholders may hold Ordinary Shares.

INTRODUCTION

The following are the terms and conditions on which Computershare Investor Services PLC ("Computershare") will provide the Standard Life Share Account for the Shares. The Shares shall include those issued by Standard Life plc to the Nominee under the terms of the Scheme to keep on your behalf, as well as pursuant to a preferential offer and a retail offer on the flotation of Standard Life plc (together, the "Offers"). Such Shares will be issued to the Nominee to hold on your behalf as well as any Shares that are subsequently transferred by you to us or held by us on your behalf, in each case in accordance with these terms and conditions.

Computershare provides the Service by arranging for the Nominee to hold Shares for you. This Service is only available (other than in certain very limited circumstances) to individuals resident in the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland (the "Qualifying Countries"). Where these terms and conditions have been received in a country where the provision of this Service would be contrary to local laws or regulations, these terms and conditions should be treated as being for information purposes only. You may not participate in the Service if you hold any Shares in your own name. If we become aware that you hold any Shares in your own name (or through another Nominee service) and you are holding Shares pursuant to this Service, we will withdraw your Shares from the Service and arrange for them to be registered in your own name. There will be no charge for the withdrawal of Shares from the Service in such circumstances. This Service is available to minors, acting through a parent or guardian, who receive Shares pursuant to the Scheme upon the demutualisation of The Standard Life Assurance Company.

Please read these terms and conditions carefully. They explain the relationship between you and us with respect to the Shares. On Shares being issued by the Company to the Nominee, these terms and conditions will constitute a legally binding agreement between you and us. If there is anything in them which you do not understand, please contact us. Our contact details are listed at section 8. We do not provide you with any investment, taxation or legal advice. If you do need advice on holding your Shares or your tax liability then you should seek independent professional advice. These terms and conditions do not constitute a recommendation to buy, sell, transfer or hold Shares in the Company.

These terms and conditions are dated 15 June 2006 and they can change from time to time on providing you with prior written notice in accordance with these terms and conditions. You can obtain an up-to-date version by calling Computershare. Our contact details are listed in section 8.

1. Definitions

"**Bonus Shares**" means Shares to be issued to persons who received Shares on the demutualisation of The Standard Life Assurance Company and/or who bought Shares at a discounted price on flotation and who hold those Shares for the required period from the date of flotation;

"**business day**" means any day on which the London Stock Exchange is open for trading;

"**the Company**" is Standard Life plc;

"**Computershare**" is Computershare Investor Services PLC whose registered details are set out at the end of these terms and conditions;

"**Dealing Service**" means the service provided by brokers appointed by the Company for the purchase and sale of Shares in accordance with their respective terms and conditions;

"**FSA**" means the Financial Services Authority or any successor organisation;

"**FSA Rules**" means the handbook of rules and guidance issued from time to time by the FSA;

"**FSMA**" means the Financial Services and Markets Act 2000;

"**minor**" means a person under 18 years of age, or in relation to residents of Scotland only, a person under 16 years of age;

"**the Nominee**" means Computershare Company Nominees Limited which is a company registered in Scotland, with number SC167175 whose registered office is at Lochside House, 7 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9DJ which is a member of the Computershare group of companies used to provide the Service or any replacement company, being a wholly-owned member of the Computershare group of companies, which we appoint to hold Shares on your behalf;

"**the Nominee register**" means the register of persons holding Shares who use the Service;

"**Qualifying Countries**" means the United Kingdom, the Channel Islands, the Isle of Man, Germany, Austria and the Republic of Ireland;

"**the Scheme**" means the scheme (pursuant to Part VII of, and Schedule 12 to, FSMA) sanctioned by the Court of Session in Scotland;

"**the Service**" is the Standard Life Share Account service that we provide under these terms and conditions;

"**the Shares**" means ordinary shares of 10 pence each issued by the Company;

"**tax**" means any tax, duty or levy which may be imposed (including stamp duty and stamp duty reserve tax);

"**you**" means the person holding Shares through the Service and where there are joint holders, "you" refers to each of the joint holders; and

"**us/we**" means Computershare.

1.1 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.2 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

1.3 Any provision that says we will do something, also means that we will arrange for the Nominee to do so, unless the context means otherwise.

2. General

2.1 The Nominee is the legal owner of your Shares and its name will appear on the Company register of members in relation to those Shares. However, the Nominee will hold your Shares as bare trustee and you will remain the beneficial owner of your Shares.

2.2 We will keep and maintain a Nominee register in relation to all the Shares the Nominee holds pursuant to this Service, including the Shares the Nominee holds on your behalf.

2.3 The Nominee will hold your Shares in uncertificated form through CREST.

2.4 As legal owner of your Shares, the Nominee will be bound by the memorandum and articles of association of the Company. Nothing in these terms and conditions is intended to vary any of the Nominee's rights or duties in relation to the Company as set out in the memorandum and articles of association of the Company (as amended from time to time) and these conditions must be interpreted to give that effect. If there is any inconsistency between your rights under this agreement and any rights you may have under the Company's memorandum and articles of association, the memorandum and articles of association will prevail.

2.5 Subject to these terms and conditions, we will treat you as though you hold the Shares in your own name so that you will receive benefits from those Shares equivalent to those you would receive on or around the same time as you would have done had you been registered directly on the Company's register of members.

2.6 We may ask you for proof that.you have the right to participate in the Service. We reserve the right to refuse to act for you until you have provided us with proof that is satisfactory to us. In particular, we might not accept your instructions unless:

- you have correctly filled in any documents we may have asked for before sending them to us;
- we have received all documents and information we need to carry out your instructions. This may include any evidence we need to confirm your identity or details such as a change to your name or address (for example a deed poll or marriage certificate); and
- you quote the "Standard Life Share Account" and your shareholder reference number on all correspondence. Your shareholder reference number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud.

2.7 If we receive instructions from you to transfer your Shares, you cannot cancel or change those instructions.

2.8 Subject to section 16, we will only act on instructions which are given by:

- you (or, if you are a minor, by your parent or guardian);
- your legally appointed or authorised representative; or
- brokers appointed by the Company in the event you buy and sell Shares using the Dealing Service arranged by the Company.

2.9 If we receive proof of your death and you were the only person named on the Nominee register in respect of your Shares, we will follow the instructions of your personal representatives. If you were a joint holder of Shares, we will follow the instructions of the remaining holder or holders who will be the only persons to whom we accept any continuing duties.

2.10 We are only bound by your interests in providing the Service under these terms and conditions, and cannot be bound by the interests of any third party. We will not recognise any beneficiary under a trust as having rights in your Shares, whether the trust is express, implied or constructive, and notice of any such trust will not be binding on us or upon the Nominee.

2.11 You will be able to use the Dealing Services subject to and in accordance with their terms and conditions. You can obtain information about these services by contacting us. Our contact details are listed in section 8.

2.12 All monies which are held for you will be held in a designated client money bank account which we maintain for clients of this Service. This account is maintained with The Royal Bank of Scotland plc which is an approved bank. You will be entitled to receive any interest on monies held on your behalf in this account. In the event that you cease to have your Shares held in this Service, a cheque for the consolidated amount of any unclaimed monies so held on your behalf will be sent to you, your parent or guardian or personal representative (as the case may be), but excluding interest.

2.13 Any Shares held on your behalf may be pooled with the investments of other clients and registered in the name of the Nominee. This means that your entitlement may not be individually identifiable on the Company's register of members, by separate certificates or electronic records (other than ours, where they will be identifiable) and, in the event of an unreconciled shortfall caused by the default or insolvency of the Nominee, you may proportionately share in that shortfall if we are not able to make good that shortfall.

3. Your benefits as a shareholder

A: Dividends

3.1 As regards dividends, if your registered address is in a Qualifying Country that allows dividends to be paid directly into your bank account and you have given a bank mandate relating to cash dividends and other types of payments in respect of your Shares, that mandate will remain valid and effective in relation to your Shares from the date that they are issued or transferred to us and we will pay these cash dividends and other payments directly to your chosen bank account on receipt of relevant funds from the Company. If you wish to change a bank mandate or instruction, you should call us on the telephone number listed in section 8 and we will arrange for the appropriate form to be sent to you.

3.2 If you do not complete and provide us with a bank mandate (or any third party mandate accepted by us), cheques will be sent to your registered address on receipt of funds from the Company.

3.3 If we, or the Company, are required by law to make any deduction from any dividend due to you, we or the Company will do so. We may also make deductions for other taxes or charges payable by us or the Company on dividends to you or on related documents. You will be notified of any such deductions and will receive the net amount.

3.4 If your registered address for the purposes of the Service is in Germany, Austria or the Republic of Ireland, you will be paid dividends in euro. Otherwise you will be paid dividends in Pounds Sterling.

3.5 If the Company offers the option of a scrip dividend (that is the option to receive a dividend by way of Shares rather than cash) or a dividend reinvestment plan (that is the option to use your cash dividend to buy Shares on the market) and we do not receive any instructions from you by the specified time, we will arrange for the Company to pay you a cash dividend instead.

B: New share issues and share offers

3.6 We will claim on your behalf any Bonus Shares to which you may become entitled and will automatically hold such Bonus Shares for you under these terms and conditions. For this purpose, you are required to notify us in writing if, at any time, you transfer or dispose of any interest in Shares held in this Service to a third party, including a beneficiary under a trust. The transfer or disposal of any interest in Shares to a third party may result in the loss or reduction of any eligibility to Bonus Shares which you may have from the holding of such Shares.

3.7 If you are entitled to additional Shares without having to make a payment, as a result of holding the Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Shares for you under these terms and conditions unless you instruct us otherwise.

3.8 If you are entitled to buy additional Shares as a result of holding Shares through the Service (for example, through a rights issue), we will ask you how you wish us to exercise your rights. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Shares in your own name. Any Shares purchased will be held by the Nominee unless we receive instructions to the contrary. Any payment we receive from you must be received in cleared funds.

3.9 If we receive notice of a take-over offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. If there is a take-over offer, which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date and we will follow them. If we do not receive your instructions by that date, we will take no action in respect of your Shares. We will, however, accept all compulsory purchase notices in respect of the Shares. In that instance, we will accept the basic offer. We will not accept a loan note alternative in the absence of your specific instruction. The cash element of any such entitlement will be paid to you in accordance the terms of the offer.

3.10 If there is a take-over offer, demerger, capital reorganisation or restructuring of the Company and you are entitled to receive shares, cash or other securities in another company in exchange for your

Shares or otherwise, in the absence of any instruction to the contrary, we will decide whether those Shares or other securities in the other company should be:

- held by you in your own name;
- held by the Nominee on your behalf; or
- held on your behalf in any nominee service offered by the issuer of the relevant securities.

If we decide that the shares or securities should be held by the Nominee on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Shares mean the shares or other securities in that other company.

3.11 Where any other rights are offered in connection with your Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Shares in your own name.

3.12 If, after acting for you and our other clients under this Service, we are left with fractions of Shares, we will, so far as practicable, deal with them in a way consistent with how the Company would deal with fractions of Shares held by registered shareholders. Where the Nominee holds Shares for a number of clients and Shares or other rights are allocated to the Nominee, it will allocate them between all such clients pro rata to the number of Shares it holds for them. Any fractions of Shares which arise as a result of the Nominee holding Shares for a number of clients, (for example through a bonus issue, rights issue, subdivision or consolidation) will be aggregated and sold and the proceeds remitted to the Company.

3.13 If we are required by the Company or a person seeking to acquire control of the Company (e.g. a bidder on a takeover) to give warranties before acting for you in relation to your Shares, we may require you to give similar warranties to us and to the Nominee before we act.

4. Information

4.1 We will arrange for the Company to send you the same or equivalent information to that sent to registered shareholders of the Company (and for this purpose sent may also mean by electronic communication or website publication where you have agreed that such information may be communicated in this way), such as:

- an annual summary financial statement sent by the Company to its registered shareholders or, where such a summary financial statement is not made available, (or upon your request) a copy of the annual report and accounts of the Company;
- any interim accounts or half yearly reports issued by the Company; and
- all other documents issued by the Company and sent to registered holders of the Shares.

4.2 We will send to you a statement of the number of Shares held for you under the Service at the time when an account is first opened for you. We will do this within 10 business days of the account being opened.

4.3 We will send to you a statement once a year of the number of Shares held for you under the Service and detailing any changes (normally at the same time as we send you notice of the annual general meeting of the Company). These statements are provided free but you will be charged a fee if you request a duplicate or additional statement. Alternatively you can view your holding balance on www.computershare.com.

4.4 If any dividend is paid to you we will send you an annual consolidated tax voucher showing, in relation to each dividend paid, the date of payment, gross amount of payment, any tax withheld, net payment and any other information which may be required to complete a tax return and such other information as we may agree to provide you. We may choose to combine that statement with any other statement which we are required by law to provide you with in connection with that payment to you. If no dividend is paid to you in any financial year, we will send you the statement within 12 months of the date that any previous statement was sent to you.

4.5 You should check any statement which you receive from us. If you have any queries upon the contents of the statement you should contact us as soon as possible following its receipt. Our contact details are listed at section 8.

5. Voting and Shareholder meetings

5.1 Computershare will send you information about shareholder meetings of the Company together with a form which you can use to:

- instruct the Nominee how to exercise its votes on a poll at the shareholder meeting in respect of your Shares (the Nominee will not be able to vote on a show of hands); or
- appoint you as the proxy of the Nominee in respect of your Shares, if you wish to attend and speak at the shareholder meeting in person and vote on a poll and (subject to any applicable law and provided this is permitted by the articles of association of the Company) vote on a show of hands, or appoint a representative to do so on your behalf.

5.2 If we do not receive the correctly completed form before the deadline notified to you, the Nominee will not exercise its votes on your Shares or (as the case may be) you, or your representative, will not be able to attend, speak and vote in person at the meeting.

5.3 We will attend meetings of the Company if you instruct us. However, in the absence of any such instructions, we do not have any duty or responsibility whatsoever to attend meetings although we may do so if we wish.

6. Transferring your Shares

6.1 You may instruct us to arrange for the Nominee to transfer your Shares by way of gift to another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company. These Shares will be held in the Service on behalf of that other person. We will only do this if we have received the relevant form confirming that such a transfer is by way of gift. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.2 You may instruct us to arrange for your Shares to be entered into the name of another person (other than a minor) who is resident in a Qualifying Country and who would be eligible to be a shareholder in the Company, as a joint holder in relation to all or any of the Shares held by the Nominee on your behalf. These Shares will be held in the Service jointly on behalf of you and that other person. We will only do this if we have received the relevant form. You can request a form by calling Computershare on the telephone numbers listed in section 8. There is no charge for such a transfer.

6.3 You may choose to hold all (but not some) of your Shares in your own name rather than in the Service. We will arrange this if you complete the relevant form and send it to us. We will then transfer the Shares into your name and send you a certificate. You may also choose to transfer all (but not some) of your Shares directly to another nominee. We will arrange this if you complete the relevant form and send this to us. If your registered address for the provision of the Service is in Austria or Germany, you may choose to transfer all (but not some) of your Shares out of the Service and to a bank or custodian to hold on your behalf. We will arrange this if you complete the relevant form and send it to us. You can request any of these forms by calling Computershare on the telephone numbers listed in section 8. If you transfer your Shares out of the Service, we will no longer hold your Shares for you and the terms and conditions of the Service will not apply to those Shares. There will be a fixed charge for withdrawing from this Service pursuant to this section 6.3, and the applicable charges are listed in section 21 inclusive of Value Added Tax.

6.4 If you want to sell or transfer your Shares other than by gift to someone else then you will need to use the Dealing Service in relation to which additional charges will apply.

6.5 If you write to us and ask us to hold any Shares in the Service which you hold in your own name, you will have to pay a deposit fee which is listed in section 21 (or such other reasonable fee as we may write and tell you about from time to time) inclusive of Value Added Tax and these terms and conditions will apply accordingly to those Shares.

7. Other charges

The only charges for the Service are the charges for transferring Shares into your name and charges for the supply of duplicate account statements and dividend tax vouchers pursuant to sections 4 and 6, and as set out in section 21 of these terms and conditions. We will give you at least one month's notice of any other proposed charge for the Service. Up to date copies of the terms and conditions and current charges can be obtained by contacting Computershare. Our contact details are listed at section 8. You should note the possibility that taxes or costs may exist which are not paid through or imposed by us.

8. Contacting each other

8.1 Our contact details are as set out below:

- *If your registered address for the purposes of this Service is in the UK, the Isle of Man or the Channel Islands*

  Computershare Investor Services PLC
  The Pavilions
  Bridgwater Road
  Bristol BS13 8AE
  Telephone: 0870 703 6254
  Email: web.queries@computershare.co.uk
  Fax: 0870 703 6198

- *If your registered address for the purposes of this Service is in Ireland*

  Computershare Investor Services (Ireland) Limited
  Heron House
  Corrig Road
  Sandyford Industrial Estate
  Dublin 18
  Telephone: 01 431 9829
  Email: web.queries@computershare.ie
  Fax: 01 247 5416

- *If your registered address for the purposes of this Service is in Austria or Germany*

  Computershare GmbH
  Prannerstr. 8
  80333
  Munich
  Telephone: +40 (0)89 30903 625
  Email: register@computershare.de
  Fax: +40 (0)89 30903 112

8.2 All notices and other communications which you send us should be addressed to Computershare at the applicable address listed in section 8.1 above. If you are not sure which contact details apply to you, please contact our Bristol office using the first listed details in section 8.1.

8.3 Any notice or communication which you send us should quote the "Standard Life Share Account" and include the shareholder reference number of your account with the Nominee. Your shareholder reference number is quoted on the statements of holdings which we send you. If we send you notices they will be treated as received by you 20 business days after the date on which they are posted.

8.4 We will assume that any communication which comes from you (or your authorised representative) is from you and we will assume that any document which we receive and which appears to have been signed by you (or your authorised representative), has been. We are entitled to request further information if we believe it is necessary to confirm your instructions.

8.5 If we discover that we have incorrectly debited or credited your Nominee account we reserve the right to correct that account without any reference to you and will notify you of any correction which we make.

8.6 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.7 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically. In certain circumstances, we may dispense with the requirement to provide notice in writing (for example, so you can give instructions over the telephone).

9. When you can not be traced

9.1 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered, or, dividend cheques have been returned undelivered to the Nominee or left uncashed on three occasions in a row; and
- after making reasonable enquiries we cannot find out your current address,

we will not send any more documentation or payments to you until you confirm your current address.

9.2 If:

- after a 12 year period during which at least three dividends have become payable and none have been claimed, we announce that we intend to sell your Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the Nominee register or the area of the address to which you have instructed notices to be sent;
- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Shares by law; and
- we have told the UKLA and London Stock Exchange that we intend to sell your Shares,

we can sell your Shares at the best price that we can reasonably obtain. The net proceeds of sale of your Shares shall be paid to the Company and, upon receipt of such proceeds, the Company shall become indebted to you, or any person who was automatically entitled to your Shares by law, for the amount of such net proceeds subject to the articles of association of the Company. The money received from the sale of Shares will not be held on trust and no interest shall be payable.

10. Liability and responsibilities:

10.1 We will take all reasonable care in operating the Service and will be responsible to you for any losses or expenses (including loss of Shares) suffered or incurred by you as a result of our or the Nominee's negligence, wilful default or fraud or breach of the agreement formed by these terms and conditions (as amended from time to time) or the negligent or fraudulent acts or omissions or wilful default of the Nominee but not otherwise.

10.2 We accept responsibility for any losses arising from a breach of FSMA, the FSA Rules and any statutory duty, fraud, negligence or other default by us, the Nominee or its/our employees and agents.

10.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take all reasonable care in the selection and continued use of such persons and accept responsibility for all activities they carry out on our behalf and will be liable for all acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions or those of the Nominee.

10.4 Neither the Company nor any member of the Company's group is acting as our agent or as agent of the Nominee and neither the Company nor any member of the Company's group is responsible for our acts or omission, nor the acts or omissions of the Nominee or any other members of the Computershare group or any delegates and agents appointed in accordance with section 10.3.

10.5 Nothing in these terms and conditions restricts any rights you may have under the FSA Rules and/or FSMA.

10.6 If the Service cannot be provided because of circumstances or events beyond our reasonable control (for example, because of postal delays, industrial disputes or failure of computer systems or telecommunication links) we will take all reasonable steps to bring those circumstances to an end.

10.7 All communication and documents sent to you in relation to the Service will be at your risk.

11. Potential conflict of interest

We will not normally engage in any activities that will give rise to a conflict of interest in respect of any instructions which you give us. However, in order to treat you fairly, we comply with a policy of independence and disregard any interest, relationship or arrangements that may arise and is of interest to us to the extent that it conflicts with your interests in our dealings with you.

12. No security over Shares

Your Shares will not be lent to any third party, nor will your Shares be used by way of collateral or security to borrow money.

13. Changes to these terms and conditions

13.1 We may change these terms and conditions from time to time upon giving you at least 30 days' notice in advance of any such change taking effect. In particular, we may amend these terms and conditions:

- to comply with legal, fiscal and regulatory requirements;
- to rectify errors, inaccuracies and ambiguities or to make them easier to understand; and
- to reflect alterations in the scope and nature of this Service in accordance with, our agreement with the Company, the rules and regulations of CREST and our membership of CREST, changes to our technology or systems capabilities, changes to our administration procedures and having regard to market practice and client demands.

Notwithstanding this, the charges referred to in these terms and conditions may vary from time to time. Charges will not be backdated. You may always obtain up to date details of these terms and conditions by calling us. Our contact details are listed at section 8.

13.2 You may terminate these arrangements immediately upon written notice if you do not agree to the changes made under this section 13. We will then transfer the Shares into your own name and send you a share certificate.

13.3 If we do not enforce a term or condition, this will not affect our right to enforce the rest of the conditions or to enforce that term or condition at another time.

13.4 If we cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions.

14. Sharing information with others

14.1 You authorise us to provide information concerning you, your Shares and any instructions given by you in relation to your Shares to carefully selected third parties in order to facilitate provision of the Service. Your details will only be disclosed in accordance with the Principles set out in the Data Protection Act 1998:

- to any person if that person has legal or regulatory powers over us or the Nominee;
- to the Company (or any other person carrying out functions in relation to the Service, including CRESTCo Limited) in order to facilitate the provision of the Service; and
- to any person carrying out functions in relation to acting as the registrar of the Company.

14.2 You have the right upon request to view what information we hold on you. We may charge you a small fee for providing you access to this information.

14.3 The Company will have access at all times to the records we hold about you in order to inform you of your rights as a person on whose behalf Shares are held by Nominee, including corporate and other details, and products or services specifically designed for shareholders.

15. Terms and conditions to prevent money laundering and breaches of law/regulation

15.1 We may require evidence of your identity from time to time to comply with money laundering legislation in relation to holding, buying or selling the Shares. Delay or failure to provide satisfactory evidence may result in us refusing to hold Shares for you or in payments to you in connection with your Shares being withheld or a delay or refusal to act in following instructions.

15.2 If we believe that you are breaching money laundering legislation, we may refuse to allow you to participate in the Service and if appropriate may notify the relevant authorities.

15.3 We reserve the right to delay taking any action in relation to the Service or in relation to any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about your instruction.

16. Joint Holders

16.1 The Nominee will not hold Shares for more than four joint holders. Where the Shares held by the Nominee for you are held for more than one person, references to "you" in these terms and conditions are to each of the joint holders separately as well as jointly and severally. Each such person agrees that:

- all obligations, undertakings and agreements on the part of the Computershare and the Nominee are given to the joint holders taken together and not separately to each of them; and
- all obligations, undertakings, agreements and liabilities arising under or pursuant to these terms and conditions shall constitute joint and several obligations of each joint holder to Computershare (and where relevant, the Nominee).

16.2 We will only accept transfer instructions given by or on behalf of all of the joint holders. We reserve the right to accept other instructions signed by one or more joint holders. In such a case the person(s) giving the instructions warrant(s) to Computershare that he or they have the necessary authority to given such instructions on behalf of all joint holders.

16.3 All notices, other documents and payment sent by us pursuant to these terms and conditions will be sent to the first named holder on the Nominee register and in any case will be treated as sent to all of the other joint holders. It is the responsibility of the holder who receives the notices, documents and payments to notify and account to the other joint holders.

17. Complaints

17.1 We have written procedures in place to help resolve complaints from clients effectively. You can request a copy of these procedures by calling Computershare on the telephone numbers listed in section 8. Computershare Investor Services PLC is authorised and regulated by the FSA. If you have any complaints about the service provided to you, you should write to the following address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you are not satisfied with the handling of your complaint by us, you may refer the matter to the Financial Ombudsman Service, details of which are available on request.

17.2 Computershare participates in the UK Financial Services Compensation Scheme, which provides compensation to qualifying investors for losses in the event of our being unable to meet our liabilities to you. Further information can be obtained from the FSA or the UK Financial Services Compensation Scheme.

18. Termination

18.1 You may terminate these arrangements at any time by giving us a written instruction to withdraw all your Shares from the Service in accordance with section 6.

18.2 This agreement will terminate automatically on the termination of the agreement under which we provide Nominee services to the Company.

19. Consequences of Termination

19.1 Termination will be without prejudice to the completion of services already initiated which will be completed expeditiously by us.

19.2 Termination will not affect accrued rights, indemnities, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment.

20. Other terms and conditions

20.1 These terms and conditions will take effect as between you and us from the time the Nominee first holds Shares on your behalf. There is no right to cancel this agreement under a mandatory cooling-off period, but you have a right to terminate this agreement under section 18 above.

20.2 In so far as these terms and conditions constitute a financial promotion for the Nominee service provided by Computershare they have been approved by Computershare for the purposes of Section 21(2)(b) of FSMA.

20.3 Members of the Computershare group of companies cannot give you any investment, taxation or legal advice in connection with the Service.

20.4 Where you receive any Shares pursuant to the Scheme or the Offers or in relation to your holding Shares in this account to which you are not legally entitled (for example, in the event you are over-allocated Shares), you agree to appoint the Nominee as your attorney to do all such acts (including selling the Shares) and execute any documents to sell or transfer your interests in such Shares or the cash proceeds to or to the order of the Company. You will not be paid any money in relation to any such sale or transfer.

20.5 If we no longer wish to hold the Shares for you or if you change your registered address for the provision of this Service and do not provide us with a registered address in a Qualifying Country, we will tell you in writing and give you time to withdraw your Shares from the Service. If you have not done this within the time given, we will arrange for the Shares to be registered in your name and for a certificate to be sent to you at the address registered on our systems. We will not hold certificates for you and the Service will not apply to Shares held in this form. In these circumstances there will be no charge in connection with the transfer of Shares into your name.

20.6 The terms and conditions of this Service are binding upon your successors, executors, administrators and other legal representatives.

20.7 We will not offer the Services to any corporate body other than to corporate bodies incorporated in Austria or Germany which receive Shares pursuant to the Scheme or the Offers.

20.8 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee and, in respect of section 10.4 only, the Company and any member of the Company's group. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but by the Nominee under the Contract (Rights of Third Parties) Act 1999. Section 10.4 is intended to confer a benefit on the Company and/or any member of the Company's group and shall be enforceable by the Company and/or any member of the Company's group under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

20.9 These terms and conditions are supplied in the English language and all communications relating to this Agreement shall be in English.

20.10 These terms and conditions are governed by English law. Any dispute will be dealt with by the English courts.

21. Charges

Item	United Kingdom	Republic of Ireland	Germany and Austria
Certificated Withdrawal and Deposit	£12	€15	€15
Uncertificated Withdrawal and Deposit	£15	€22	€22
Duplicate Cheque (over £50)	£15	€22	€22
Duplicate Statement	£15	€22	€22
Duplicate Tax Voucher	£15	€22	€22
Small Estates (Value of Shares is between £100 - £15,000)	£65	€95	€95

These charges are based on Pound Sterling prices and are inclusive of VAT. The fees payable in Germany, Austria and the Republic of Ireland are therefore subject to change depending on the prevailing Pounds Sterling to euro exchange rate.

PART X

INFORMATION ABOUT THE ORDINARY SHARES

1. Basic information about the Ordinary Shares

The Ordinary Shares which are the subject of the Offers are ordinary shares of 10 pence each in the capital of the Company. The ISIN for the Ordinary Shares is GBOOB16KPT44. The Ordinary Shares will be in registered form and will be eligible for electronic settlement. The Ordinary Shares can be held within CREST so that, should they wish to, investors will be able to hold their Ordinary Shares in uncertificated form (please see Section 12 of Part V – "Information About The Offers" for further information in relation to CREST). The Ordinary Shares may also be held through the Standard Life Share Account in uncertificated form (please see Section 19 of Part V – "Information About The Offers" for further information in relation to the Standard Life Share Account).

Application will be made to the UK Listing Authority for all of the Ordinary Shares issued and to be issued pursuant to the Offers, the Demutualisation Shares and the Employee Shares described in the Prospectus to be admitted to the Official List and application will be made to the London Stock Exchange for those Ordinary Shares to be admitted to trading on the London Stock Exchange. It is expected that Admission will become effective and that dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 July 2006.

The Ordinary Shares which are the subject of the Offers comprise:

- the Demutualisation Shares allotted and issued to Voluntary Sellers and sold on their behalf through the Initial Share Sale facility;
- New Shares to be issued by the Company pursuant to the Offers in order to raise approximately £1.1 billion of new capital (net of costs and expenses of the initial public offering and amounts used to fund payments of approximately £61 million of demutualisation entitlements to Non-Permitted Country Members who are not entitled to receive Demutualisation Shares) for the purposes described in Part V – "Information About The Offers" of this document.

The Company was incorporated and registered in Scotland under the Companies Act as a private limited company with registered number SC286832 on 30 June 2005 with the name SLGC Limited. SLGC Limited converted to a public limited company and changed its name to Standard Life plc on 26 May 2006.

The principal legislation under which the Company operates, and pursuant to which the Ordinary Shares have been created, is the Companies Act and the regulations made thereunder.

The Company is domiciled in the United Kingdom and its registered office is Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. This address is also its head office.

On incorporation, the authorised share capital of the Company was £1,000 divided into 1,000 Ordinary Shares of £1.00 each, of which one was issued to each subscriber to the Company's Memorandum of Association.

Since incorporation, there have been the following changes in the authorised and issued share capital of the Company:

By a written resolution of the Company passed on 10 May 2006:

(i) the 2 issued ordinary shares of £1.00 each in the capital of the Company held by D.W. Director 1 Limited and John Francis Hylands were subdivided into 20 Ordinary Shares of 10 pence each;

(ii) the 998 authorised (but unissued) Ordinary Shares of £1.00 each in the capital of the Company were subdivided into 9,980 Ordinary Shares of 10 pence each;

(iii) the authorised share capital of the Company was increased from £1,000 to £51,000 by the creation of an additional 50,000 redeemable preference shares of £1.00 each; and

(iv) the Directors (including a duly authorised committee of the Board) were unconditionally authorised for the purposes of Section 80 of the Companies Act to allot relevant securities up to an aggregate nominal amount of £50,998. The provisions of Section 89 of the Companies Act were disapplied in relation to the allotment of any such relevant securities.

On 10 May 2006:

(i) 10 Ordinary Shares of 10 pence each in the capital of the Company were issued to SLAC;

(ii) 50,000 redeemable preference shares of £1.00 each in the capital of the Company were issued to SLAC; and

(iii) transfers of the remaining 20 Ordinary Shares were effected such that as at that date the shares of the Company were held as follows:

SLAC – 20 Ordinary Shares of 10 pence each and 50,000 redeemable preference shares of £1.00 each; and

Sir Brian John Stewart – 10 Ordinary Shares of 10 pence each.

To enable the Company and its Directors to allot and issue the Demutualisation Shares to Eligible Members (other than Non-Permitted Country Members), the Employee Shares and the New Shares under the Offers (including Bonus Shares) and to put in place further common authorisations to allot and issue Ordinary Shares, the following resolutions, amongst others, were passed at an extraordinary general meeting of the Company on 30 May 2006:

(i) The authorised share capital of the Company was increased from £51,000 to £300,050,000 by the creation of an additional 2,999,990,000 Ordinary Shares;

(ii) The Directors (including a duly authorised committee of the Board) were generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act) up to a maximum aggregate nominal amount of £299,999,997, provided that such authority to expire on the conclusion of the next Annual General Meeting of the Company (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred had not expired;

(iii) The Directors (including a duly authorised committee of the Board) were empowered to allot equity securities (as defined in Section 94(2) of the Companies Act) for cash, pursuant to the authority conferred by the preceding resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act, as if Section 89(1) of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(a) the allotment of equity securities in connection with the Offers;

(b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer of securities in favour of the holders of Ordinary Shares or other equity securities (excluding any shareholders holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them on any such record date (subject to such exclusions or other arrangements as the Directors (or a duly authorised committee of the Board) may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) to any person or persons of equity securities up to an aggregate nominal amount of equal to 5% of the aggregate nominal value of the Company's issued share capital immediately following the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange,

provided that this authority expires on the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors (including a duly authorised committee of the Board) may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired;

(iv) The Company was generally and unconditionally authorised for the purposes of Section 166 of the Companies Act to make market purchases within the meaning of Section 163(3) of the Companies Act of its Ordinary Shares, subject to the following conditions:

(a) the maximum number of such Ordinary Shares authorised to be acquired was 220,000,000; and

(b) the maximum price, exclusive of expenses, which may be paid for any such share is the higher of:

(i) 5 per cent. above the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which such Ordinary Share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Official List at the time the purchase is carried out,

and the minimum price, exclusive of expenses, which may be paid for any such share is 10 pence,

such authority shall, unless renewed prior to such time, expire on the first anniversary of this resolution or at the conclusion of the next Annual General Meeting of the Company, whichever shall be the later, save that the Company may before such expiry enter into a contract or contracts to purchase its Ordinary Shares which would or might be completed wholly or partly after its expiry and may purchase its Ordinary Shares in pursuance of any such contract or contracts; and

(v) a resolution pursuant to which the Company resolved that, subject to admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange occurring no later than 31 December 2006, the share premium account of the Company as at the date of the Court hearing to confirm the reduction approved by such resolution be reduced by £500 million. The resolution, passed as a special resolution, requires confirmation by the Court and registration with the Registrar of Companies in the United Kingdom before it can be effective. The petition to commence this process will be presented to the Court of Session on or about 16 June 2006. It is proposed that the court hearing to confirm the capital reduction will take place following the issue of the Ordinary Shares pursuant to the Offers and has been provisionally scheduled to take place. The purpose of the capital reduction is explained in Section 1 of Part I – "Risk Factors".

The amount in (ii) above was determined on the basis of various assumptions made as to the number of Ordinary Shares which will be in issue immediately following Admission.

The Directors undertake that, to the extent that the authority conferred by the resolution referred to in (ii) above is in respect of an aggregate nominal amount which exceeds the aggregate of (a) the aggregate nominal amount of the Company's issued ordinary share capital immediately following the admission of the ordinary shares of the Company to the Official List and to trading on the London Stock Exchange (the "Admission Capital") and (b) one-third of the Admission Capital, they will not exercise that authority in respect of such excess.

The Directors undertake that, to the extent that the authority conferred by the resolution referred to in (iv) above is in respect of an aggregate nominal amount which exceeds the aggregate of (a) the aggregate nominal amount of the Admission Capital and (b) 10% of the Admission Capital, they will not exercise that authority in respect of such excess.

In addition, the following resolutions, amongst others, were passed at an extraordinary general meeting of the Company on 14 June 2006:

(i) A resolution pursuant to which the Company resolved that an amount (or amounts) equal to the aggregate nominal amount of any Bonus Shares to be issued pursuant to the resolution and standing to the credit of the share premium account of the Company be capitalised immediately prior to any issue of such Bonus Shares and be set free for distribution among members on the footing that it is (or they are) applied in paying up in full such Bonus Shares and that there shall be allotted and issued as soon as reasonably practicable after the date (the "Loyalty Date") which is the earlier of (i) the date that is 12 months after the date of Admission; and (ii) the date following immediately before the date on which a Change of Control (as defined in the resolution) occurs to each person (or their nominee) that holds Demutualisation Shares, Employee Shares and Ordinary Shares acquired at the Preferential Offer Price in the Preferential Offer on the register of members of the Company at the Loyalty Date, one Bonus Share for every 20 Ordinary Shares of such persons (and which they have retained the beneficial interest in until the Loyalty Date) provided that no Bonus Shares shall be allotted and issued pursuant to this resolution later than the date falling 3 years after the Loyalty Date (or such earlier date as the Company may decide);

(ii) A resolution pursuant to which the Company was authorised to enter into a guarantee in respect of the obligations of SLESL to the Pension Scheme Trustees of the SLSPS; and

(iii) Resolutions pursuant to which:

(a) the Company was authorised in accordance with section 347C of the Companies Act to make Donations to EU Political Organisations not exceeding £50,000 in total and to incur EU Political Expenditure not exceeding £50,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting;

(b) subject to Admission occurring no later than 31 December 2006, SLAL was authorised in accordance with section 347D of the Companies Act to make Donations to EU Political Organisations not exceeding £50,000 and to incur EU Political Expenditure not exceeding £50,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting; and

(c) subject to Admission occurring no later 31 December 2006, SLI, SLB and SLH were authorised in accordance with section 347D of the Companies Act to make Donations to EU Political Organisations not exceeding £10,000 in total and to incur EU Political Expenditure not exceeding £10,000 in total during the period beginning with the date of passing of this resolution and ending 15 months thereafter or, if sooner, at the conclusion of the next Annual General Meeting.

The Company and its subsidiaries referred to above have no intention of making donations in the normal sense of the word but need to engage with the political world on issues affecting their businesses and, as the relevant legislation is drafted in such a way as to leave uncertainties at to the extent of its provisions, the authorities referred to above have been taken in order to avoid the possibility of inadvertent breach.

A maximum of 9.7 million Ordinary Shares will be reserved for issue in respect of the release and exercise of share awards and share options granted under the employee and executive share plans described in Sections 10 and 11 of Part XV—"Additional Information" of the Registration Document.

2. Rights attaching to the Ordinary Shares

The rights attaching to the Ordinary Shares are as follows:

2.1 Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member and every proxy appointed by a member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member (excluding any member holding shares as treasury shares) present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

2.2 Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividend or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The Board may if authorised by an ordinary resolution of the Company offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend, the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Companies Act, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not).

2.3 Variation of rights

Subject to the Companies Act, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

2.4 Transfer of shares

The shares are in registered form. Any shares in the Company may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The Board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

- is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;
- is in respect of only one class of share; and
- if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25 per cent. interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, unless the transfer is shown to the Board to be pursuant to an arm's length sale (as defined in the Articles).

3. Taxation considerations

3.1 General

The following summaries are included only as a general guide and are based on the Company's understanding of the law and practice in force at the date of this document in the jurisdictions mentioned below. Such law and practice is subject to change, possibly with retrospective effect. Where reference is made in the summaries below to rates of tax or to annual exemptions from tax, these are references to the rates of tax or annual exemptions in force at the date of this document.

The summaries relate to certain limited aspects of the taxation treatment of Ordinary Shares to be acquired by prospective investors pursuant to the Offers and by individual shareholders as Bonus Shares. The summaries assume any Bonus Shares are issued in July 2007. They do not constitute tax advice. The summaries do not deal with the taxation treatment of Demutualisation Shares received by Eligible Members on demutualisation.

Except where such taxes are specifically referred to, the summaries do not cover taxes imposed at a state, provincial, territorial or local level.

Except where specifically stated, the summaries have been prepared from the perspective of prospective investors who acquire and hold Ordinary Shares as an investment and who are the absolute beneficial owners thereof. The summaries do not deal with any special rules which may be applicable to shareholders whose holdings of Ordinary Shares meet certain specified thresholds by reference to the percentage of the share capital of the Company which those holdings of Ordinary Shares represent. The summaries do not apply to certain categories of shareholders, such as trustees, dealers in securities, insurance companies and collective investment schemes, and shareholders who have, or who are deemed to have, acquired their Ordinary Shares by virtue of an office or employment.

Except for the discussion concerning United Kingdom tax for non-UK residents below, each summary applies only to prospective investors who are resident and (for individuals, as regards the United Kingdom and Ireland) ordinarily resident and domiciled, for tax purposes, in the jurisdiction to which that summary relates.

Potential investors who are in any doubt about their tax position should consult an appropriate independent professional financial or tax adviser immediately.

3.2 United Kingdom

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Taxation of dividends

The Company is not required to withhold tax at source when paying a dividend.

An individual shareholder will receive any dividends on Ordinary Shares net of a non-repayable 10% tax credit. The individual will be subject to income tax on the total of the dividend and the tax credit. The tax credit will discharge the individual's liability to starting or basic rate income tax. An individual shareholder who is subject to income tax at the higher rate will have to pay further income tax at the rate of 22.5% of the aggregate of the dividend and the tax credit.

A corporate shareholder which receives a dividend on Ordinary Shares will not normally be subject to tax on that dividend. Such a shareholder will not be able to claim repayment of the tax credit attaching to that dividend.

Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay UK tax on capital gains in respect of gains arising from a sale or other disposal of Ordinary Shares where those gains accrue in a year of assessment during any part of which that shareholder is resident in the United Kingdom or during which that shareholder is ordinarily resident in the United Kingdom.

A corporate shareholder may be liable to pay corporation tax in respect of gains arising from a sale or other disposal of Ordinary Shares.

For individual shareholders, taper relief may apply to reduce the percentage of the gain that is chargeable to tax on a sale or other disposal of Ordinary Shares but this will depend on the number of complete years for which the Ordinary Shares have been held. For corporate shareholders, indexation allowance may apply to reduce the gain that is chargeable to tax on a sale or other disposal of Ordinary Shares, but this will depend on the length of time for which the Ordinary Shares have been held.

Individual prospective investors should note that no UK tax on capital gains will be payable in respect of gains on the sale or other disposal of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the annual capital gains tax exemption (currently £8,800).

Taxation of Bonus Shares

For Bonus Shares received in respect of Demutualisation Shares, the receipt will give rise to a capital gain equal to the value at the time of receipt of the Bonus Shares received. As the Demutualisation Shares will have no base cost, there will be no base cost to set against the value of the Bonus Shares and the "small part disposal" rule will accordingly not apply. Shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the Bonus Shares.

For Bonus Shares received in respect of Ordinary Shares acquired at a discounted price in the Preferential Offer, if the value at the time of receipt of the Bonus Shares either does not exceed 5% of the value of those Ordinary Shares or does not exceed £3,000, then the receipt of Bonus Shares will be treated as a "small part disposal". This means that the value of the Bonus Shares will not be taken into account as a receipt for the purposes of tax on capital gains, but rather will be deducted from the base cost for the relevant Ordinary Shares (which will be relevant on a future disposal of such Ordinary Shares). If the "small part disposal" rule is not applicable on the facts of any particular shareholder, then the receipt will give rise to a part disposal of the relevant Ordinary Shares, which may give rise to a taxable capital gain depending on a shareholder's personal circumstances. Individual shareholders should note, however, that if their capital gains in aggregate in the tax year ending 5 April 2008 do not exceed the annual capital gains exemption for that tax year (for the tax year ending 5 April 2007, the exemption is £8,800), they will have no further tax to pay as regards such receipt of the Bonus Shares. Shareholders who would otherwise fall within the "small part disposal" rule as described above and who have unused annual capital gains exemption for the tax year ending 5 April 2008 may wish to consider whether to choose under current HMRC practice for the "small part disposal" rule not to apply. This may be to their advantage as it would mean that their base cost on a future disposal of the relevant Ordinary Shares would not be reduced as described above.

Stamp taxes

No United Kingdom stamp duty or SDRT will generally be payable by prospective investors in respect of the acquisition of Ordinary Shares pursuant to the Offers as: (a) to the extent that such Ordinary Shares are New Shares no stamp duty or SDRT is payable (subject to the comments below) on an allotment or issue of shares; and (b) to the extent that such Ordinary Shares are Demutualisation Shares sold under the Initial Share Sale Facility any stamp duty or SDRT payable on the transfer of or agreement to transfer such Shares will (unless payable at the higher rate referred to in the comments below) be met through arrangements made by the Company and will not fall to be satisfied by prospective investors.

However, if Ordinary Shares are issued or transferred to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issuing of depositary receipts, stamp duty or SDRT may be payable by prospective investors at the higher rate of 1.5% of (depending on the circumstances) the amount or value of the consideration given for the shares, the price of the shares, or the market value of the shares.

Any transfer on sale of Ordinary Shares outside the CREST system will be liable to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given, rounded up, if necessary, to the nearest £5. It is generally the purchaser who pays the stamp duty. An unconditional agreement to transfer Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration given. However, if, within six years of the date of such agreement (or, if the agreement is conditional, the date on which the agreement becomes unconditional), an instrument of transfer is executed and any stamp duty is paid, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser.

Paperless transfers within the CREST system are liable to SDRT (rather than to stamp duty) at the rate of 0.5% of the amount or value of the consideration given. No stamp duty or SDRT will generally arise on a transfer of shares into the CREST system unless such a transfer is itself made for a consideration in money or money's worth. CRESTCo, the operator of the CREST system, will collect the SDRT on relevant transactions settled within the CREST system.

Certain categories of person are not liable to UK stamp duty or SDRT and others may be liable at a higher rate as mentioned above or, although not primarily liable, may be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

UK tax consequences for non-UK residents

These paragraphs deal with certain UK tax consequences for prospective investors who are at all times resident and ordinarily resident for tax purposes outside the United Kingdom.

No amounts in respect of UK tax will be withheld at source from any dividend payments made in respect of the Ordinary Shares. Subject to the comments below, an individual or corporate shareholder who is not resident in the United Kingdom for tax purposes will not be liable to further UK income tax on any dividend received on the Ordinary Shares. The right of a shareholder who is not resident for tax purposes in the United Kingdom to a tax credit in respect of a dividend received from the Company and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which that shareholder is resident. Shareholders who are not solely resident in the United Kingdom should consult their own independent professional financial or tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit, and, if so, the procedure for doing so.

Subject to the comments below, in general, provided persons are and remain resident and ordinarily resident for tax purposes outside the United Kingdom, such persons should not generally be chargeable to any UK tax on capital gains in respect of any gains arising from a sale or other disposal of Ordinary Shares.

An individual shareholder who is not resident or ordinarily resident in the United Kingdom but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or a corporate shareholder which is not resident in the United Kingdom but which carries on a trade in the United Kingdom through a permanent establishment may:

(a) if the Ordinary Shares are used by, or held by or for, the permanent establishment, branch or agency be liable to UK income tax or UK corporation tax (if appropriate) on dividends received on such Ordinary Shares; and

(b) if the Ordinary Shares are or have been used in or for the purposes of the trade, profession or vocation, or used or held for the purposes of the permanent establishment, branch or agency, or acquired for use by or for the purposes of the permanent establishment, branch or agency, be liable to UK tax on capital gains or UK corporation tax (as appropriate) in respect of gains arising from a sale or other disposal of such Ordinary Shares.

UK stamp duty or SDRT will generally be payable on transfers of or agreements to transfer Ordinary Shares. Prospective investors who are not resident in the United Kingdom should refer to "Stamp taxes" within this Section 3.2 for the applicability and rates of UK stamp duty and SDRT on the issue and transfer of Ordinary Shares.

3.3 Ireland

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Taxation of dividends

An individual shareholder will generally have a liability under the self-assessment system to pay tax at 20% or 42% (depending on the shareholder's level of income) on any dividends received on Ordinary Shares. Tax is payable on the dividend received which is net of a UK tax credit. An individual shareholder may, depending on the particular circumstances of such shareholder, be required to pay Pay Related Social Insurance and a health levy which, taken together, could amount to a maximum of 5% of the dividend.

A corporate shareholder will generally have a liability to pay tax at 25% on any dividends received on its holding of Ordinary Shares. However, the applicable tax rate will be 12.5% where any such dividends constitute part of the shareholder's trading income.

Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of gains arising from a sale or other disposal of Ordinary Shares.

A corporate shareholder may be liable to pay tax at the rate of 20% in respect of gains arising from a sale or other disposal of Ordinary Shares. However, the applicable tax rate will be 12.5% where such gains constitute part of the shareholder's trading income.

Individual prospective investors should note that no Irish tax will be payable in respect of gains on the sale or other disposal of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the annual capital gains tax exemption (currently €1,270) for that individual.

Taxation of Bonus Shares

The receipt of Bonus Shares should not give rise to a charge to Irish tax. Shareholders are likely to be treated as acquiring the Bonus Shares at no base cost. Shareholders may, however, depending on their particular circumstances, be liable to pay Irish tax on a subsequent sale or other disposal of those Bonus Shares.

Capital and transfer taxes

No Irish capital or transfer taxes will be payable on the issue or transfer of Ordinary Shares.

3.4 Canada

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Taxation of dividends

An individual shareholder will include the amount of any dividends on Ordinary Shares in his or her income and will be subject to tax at both the federal and provincial or territorial level and may be subject to alternative minimum tax. The rate of tax will vary depending on the individual circumstances of the shareholder.

A corporate shareholder which is not a Canadian-controlled private corporation and which receives a dividend on Ordinary Shares will be subject to tax on that dividend at both the federal and provincial or territorial level. A corporate shareholder which is a Canadian-controlled private corporation and which receives a dividend on Ordinary Shares will be subject to a marginal rate of tax which is 7% higher than the combined federal and provincial or territorial rate which would be applicable to other types of corporate shareholder on that dividend. Such a shareholder would also be liable to pay additional tax at a rate of 6⅔% on that dividend. However, some of the tax paid on dividends received from the Company may be refunded to a Canadian-controlled private corporation if that corporation pays a taxable dividend to its own shareholders.

Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares. An individual shareholder may be liable to Canadian alternative minimum tax as a result of the exclusion of 50% of gains arising on a sale or other transfer of Ordinary Shares from liability to normal income tax.

A corporate shareholder which is not a Canadian-controlled private corporation may be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares at both the federal and provincial or territorial level. A corporate shareholder which is a Canadian-controlled private corporation may be liable to pay tax in respect of 50% of gains arising from a sale or other transfer of Ordinary Shares at a marginal rate which is 7% higher than the combined federal and provincial or territorial rate applicable to other types of corporate shareholder on those gains. Such a shareholder would also be liable to pay additional tax at a rate of 6⅔% on 50% of those gains. However, some of the tax paid on gains arising on a sale or other transfer of Ordinary Shares may be refunded to a Canadian-controlled private corporation if that corporation pays a taxable dividend to its own shareholders.

Taxation of Bonus Shares

The receipt of Bonus Shares should be characterised as income of the relevant shareholder of the Ordinary Shares. A shareholder will be subject to Canadian income tax at the time of issue of the Bonus Shares on the value of the Bonus Shares received. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares at the time they are issued to the relevant shareholder. The value of the Bonus Shares so determined will also be the base cost of the Bonus Shares for tax purposes.

Capital and transfer taxes

No Canadian capital or transfer taxes will be payable on the issue or transfer of Ordinary Shares.

3.5 Germany

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Individual prospective investors should note that the German tax treatment of dividends and of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares may differ from that set out below where those Ordinary Shares are held as business assets or by a partnership.

Taxation of dividends

An individual shareholder will generally, subject to the availability of any exemption or relief, be liable to pay tax on 50% of the amount of any dividends received on his or her holding of Ordinary Shares at a progressive rate of up to 42% (depending on the particular circumstances of such shareholder) plus a solidarity surcharge of 5.5% thereon.

Individual prospective investors should note that no German tax will be payable in respect of a dividend received from the Company to the extent such dividend, together with other specified income from investments received in the tax year in which that dividend is received, does not exceed the annual investor's allowance (currently €1,370 for an individual shareholder or €2,740 in the case of a married couple filing a joint tax return).

A corporate shareholder will be liable to pay tax at the rate of 25% on 5% of any dividends received from the Company, plus a solidarity surcharge of 5.5% thereon. Such a shareholder will also be liable to pay trade tax on such dividends, at a rate depending on the local trade tax multiplier.

Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax plus a solidarity surcharge thereon in respect of 50% of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is 12 months or less after the date on which they were acquired, 50% of gains arising from such sale or other disposal are taxable at the applicable progressive marginal income tax rate of up to 42%, plus a solidarity surcharge of 5.5% thereon. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is more than 12 months after the date on which they were acquired, no tax will be payable on any gains arising from such sale or other disposal.

A corporate shareholder may be liable to pay tax in respect of 5% of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares at the normal corporate income tax rate of 25%, plus a solidarity surcharge of 5.5% thereon. Such a shareholder will also be liable to pay trade tax on 5% of such gains at a rate depending on the local trade tax multiplier.

Individual prospective investors should note that no German tax will be payable in respect of gains on the sale or other disposal (other than by way of gift) of Ordinary Shares if the taxable gain on such Ordinary Shares, together with the taxable amount of any other capital gains realised in the tax year in which the sale or other disposal occurs, does not exceed the relevant annual allowance (currently €511.99) for that individual.

Taxation of Bonus Shares

The receipt of Bonus Shares is likely to be characterised as a dividend paid on the Ordinary Shares held by the relevant shareholder. In this case, an individual shareholder will be subject to German income tax at a rate of up to 42% on 50% of the value of the Bonus Shares on receipt of those Bonus Shares, plus a solidarity surcharge of 5.5% thereon, in the same way as dividends are taxed as described in "Taxation of dividends" within this Section 3.5. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares on the date on which they are received.

Capital and transfer taxes

No German capital or transfer taxes will be payable on the issue or transfer of the Ordinary Shares.

3.6 Austria

THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE SECTION ABOVE HEADED *"GENERAL"*.

Taxation of dividends

An individual shareholder will, subject to the availability of any exemption or relief, be liable to tax at the rate of 25% on any dividends received on Ordinary Shares (such tax being either income tax or withholding tax, depending on whether the Ordinary Shares are held on a foreign deposit or on an Austrian deposit), unless and except to the extent that such shareholder instead opts to be taxed at the rate which is half of that shareholder's regular tax rate, which is a progressive marginal rate of up to a maximum of 50%.

A corporate shareholder will generally be liable to pay tax at the rate of 25% on any dividends received from the Company.

Taxation of gains

An individual shareholder may, depending on the particular circumstances of such shareholder, be liable to pay tax in respect of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares. If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is 12 months or less after the date on which they were acquired, gains arising from such sale or other disposal are taxable at the applicable progressive marginal income tax rate (of up to 50%). If Ordinary Shares are sold or otherwise disposed of (other than by way of gift) on a date which is more than 12 months after the date on which they were acquired, no tax will be payable on any gains arising from such sale or other disposal.

A corporate shareholder may be liable to pay tax in respect of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares at the normal corporate income tax rate of 25%.

Individual prospective investors should note that no Austrian tax will be payable in respect of gains on the sale or other disposal (other than by way of gift) of Ordinary Shares if the gain on such Ordinary Shares, together with any other profits or gains realised by the shareholder in his private capacity and not in connection with any trade or business in the calendar year in which the sale or other disposal (other than by way of gift) occurs, does not exceed the relevant annual allowance (currently €440) for that individual.

Individual prospective investors should note that the Austrian tax treatment of gains arising from a sale or other disposal (other than by way of gift) of Ordinary Shares may differ from that set out above where those Ordinary Shares are held as business assets or by a partnership.

Taxation of Bonus Shares

A shareholder will be subject to Austrian income tax on the value of the Bonus Shares on receipt of those Bonus Shares. The value of the Bonus Shares for this purpose will be the market value of the Bonus Shares on the date on which they are received.

Capital and transfer taxes

No Austrian capital and transfer taxes will be payable on the issue or transfer of Ordinary Shares.

3.7 United States

This disclosure is limited to the US federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the Ordinary Shares. This tax disclosure was written in connection with the promotion or marketing of the Ordinary Shares by the Company, and it cannot be used by any shareholder for the purpose of avoiding penalties that may be asserted against the shareholder under the US Internal Revenue Code. Shareholders should seek their own advice based on their particular circumstances from an independent tax adviser.

The following is a discussion of certain US federal income tax consequences to US Holders (as defined below) of purchasing, owning and disposing of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire Ordinary Shares. The discussion applies only to US Holders who purchase Ordinary Shares in the Institutional Offer and hold such Ordinary Shares as capital assets for US federal income tax purposes and it does not address special classes of shareholders, such as certain financial institutions, insurance companies, dealers and certain traders in securities or foreign currencies, persons holding Ordinary Shares as part of a hedge, straddle, conversion or other integrated transaction, persons whose functional currency for US federal income tax purposes is not the US dollar, partnerships or other entities classified as partnerships for US federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organisations or persons that own or are deemed to own 10% or more of the Company's voting stock.

As used herein, a "US Holder" is a beneficial owner of Ordinary Shares that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

Certain reporting requirements

If a US Holder purchases Ordinary Shares for a price in excess of $100,000 (or the equivalent in a foreign currency), the US Holder may need to file Internal Revenue Service ("IRS") Form 926 for the US Holder's taxable year in which the purchase occurs. Failure by a US Holder to timely comply with such reporting requirements may result in substantial penalties.

Taxation of dividends

Subject to the discussion under "Passive foreign investment company rules" below, distributions received by a US Holder on Ordinary Shares, other than certain pro rata distributions of Ordinary Shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for US federal income tax purposes). The amount of the dividend a US Holder will be required to include in income will equal the US dollar value of the pounds sterling, calculated by reference to the exchange rate in effect on the date the payment is received by the US Holder, regardless of whether the payment is converted into US dollars on the date of receipt. If a US Holder realises a gain or loss on a sale or other disposition of pounds sterling, it will be

US-source ordinary income or loss. Corporate US Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends received by certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

Taxation of capital gains

Subject to the discussion under "Passive foreign investment company rules" below, a US Holder will generally recognise US-source capital gain or loss on the sale or other disposition of Ordinary Shares, which will be long-term capital gain or loss if the US Holder has held such Ordinary Shares for more than one year. The amount of the US Holder's gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such US Holder's tax basis in the Ordinary Shares, as determined in US dollars.

Passive foreign investment company rules

In general, a non-US corporation will be considered a passive foreign investment company ("PFIC") for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. In computing the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties. However, there are exceptions for income derived in the conduct of certain active businesses.

While there is an exception for income earned in the active conduct of an insurance business by bona fide non-US insurance companies, there is substantial uncertainty as to whether the Standard Life Group can benefit from that exception. Under the exception, passive income does not include any income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business and which would be subject to tax as an insurance company if it were a US corporation. The Standard Life Group operates one of the largest life insurance and pensions businesses in the UK and Canada, and also has life insurance and pensions businesses in several other jurisdictions. The Standard Life Group's life insurance and pensions products conform to the regulatory requirements of the jurisdictions in which the Group operates but are not designed to conform to US insurance requirements. Absent further guidance, it is unclear how to apply the insurance exception to non-US life insurance companies whose product mix, while conforming to the regulatory requirements applicable to insurance companies in the jurisdictions in which they operate, do not conform to those applicable to domestic US insurance companies. Accordingly, it is possible the Company and its insurance subsidiaries could be PFICs for any taxable year.

If the Company were a PFIC for any taxable year during which a US Holder held Ordinary Shares, such US Holder would be subject to adverse US federal income tax rules. In general, any gain recognised upon a disposition (including, under certain circumstances, a constructive disposition) of Ordinary Shares by such US Holder would be allocated ratably over the holder's holding period for such Ordinary Shares. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such US Holder on its Ordinary Shares in excess of 125% of the average of the annual distributions on such Ordinary Shares received during the preceding three years or the holder's holding period, whichever is shorter, would be subject to taxation as described above.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any direct or indirect subsidiaries of the Company that are also PFICs ("subsidiary PFICs"), and will generally be subject to US federal income tax as if such holders directly held the shares of such subsidiary PFICs.

To avoid the foregoing rules if the Company is a PFIC, a US Holder may make a mark-to-market election with respect to the Ordinary Shares (but not with respect to the shares of any subsidiary PFICs) if the Ordinary Shares are "regularly traded" on a "qualified exchange." The Ordinary Shares will be treated as "regularly traded" in any calendar year in which more than a *de minimis* quantity of Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A "qualified exchange" includes a non-US exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met.

If a US Holder makes the mark-to-market election, for each year in which the Company is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a US Holder makes the election, the holder's tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain recognised on the sale or other disposition of Ordinary Shares will be treated as ordinary income. US Holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, US Holders should consider carefully the impact of a mark-to-market election with respect to their Ordinary Shares when the Company has subsidiary PFICs.

The Company would not make available the information necessary for US Holders to make a qualified electing fund election if it were a PFIC.

If a US Holder owns Ordinary Shares during any year in which the Company is a PFIC, the holder must file IRS Forms 8621 with respect to the Company and any subsidiary PFICs. In addition, if the Company is a PFIC for a taxable year in which it pays a dividend or the prior taxable year, the favourable dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

The Company recommends US Holders should consult their own tax advisers concerning the PFIC status of the Company and its subsidiaries and the tax considerations relevant to an investment in a PFIC, including the availability and advisability of making the mark-to-market election discussed above.

Related person insurance income

Adverse US federal income tax consequences will apply to certain US Holders if 25% or more of the stock (by vote or value) of any company within the Group that issues or reinsures insurance or annuity contracts is deemed to be owned (directly or indirectly) by such holders, such holders or parties related to such holders are deemed to be insured or reinsured (directly or indirectly) by such company, and certain other conditions are met. US Holders should consult their own tax advisers regarding the applicability of these rules to their particular circumstances.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries may be subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished in a timely fashion to the IRS.

PART XI

ADDITIONAL INFORMATION

1 Persons responsible

The Directors and the Company accept responsibility for the information contained in the Prospectus. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in the Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 Working capital

The Company believes that, taking into account net proceeds of £1.1 billion receivable by the Company under the Offers, the working capital available to the Standard Life Group is sufficient for the Group's present requirements, that is, for at least the next 12 months following the date of this document.

3 Capitalisation and indebtedness

Set out below is the capitalisation and indebtedness statement of the Standard Life Group as at 31 March 2006 on a historical basis:

	As at 31 March 2006[1] (unaudited) £millions
Total current debt:	
– Guaranteed[2]	2,270
– Secured	–
– Unguaranteed/ unsecured	220
Total non-current debt (excluding current portion of long-term debt):	
– Guaranteed[2]	1,979
– Secured	–
– Unguaranteed/ unsecured	–
Total debt	**4,469**
Shareholders' equity	
a. Share capital	–
b. Legal reserve	–
c. Other reserves	–
Total	**4,469**

(1) This table does not take account of Ordinary Shares to be issued in connection with demutualisation, the Employee Share Allocation and the Offers. As per the Unaudited Pro Forma Consolidated Balance Sheet in Section A of Part XI – "Unaudited Pro Forma Financial Information" of the Registration Document, on the assumption that the Company raises net new capital of £1.1 billion (based on the mid-point of the Offer Price Range) and issues Ordinary Shares in connection with demutualisation, the Employee Share Allocation and the Offers, the Company would have shareholders' equity of £2.3 billion.

(2) The guaranteed bonds are:

(a) 6.75% Sterling Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and 6.375% Euro Fixed/floating rate subordinated guaranteed bonds due 2022. They were issued on 12 July 2002 by SL Finance plc, a wholly owned subsidiary of SLAC, and the principal and interest in respect of the bonds was irrevocably and unconditionally guaranteed on a subordinated basis by SLAC. Pursuant to Extraordinary Resolutions relating to these bonds passed on 10 May 2006, at the time of the demutualisation of SLAC, the issuer of the bonds is to become Standard Life with SLAL providing a subordinated guarantee of the bonds. The claims of the bondholders to payment under the subordinated guarantee rank below the claims of all senior creditors of SLAL including policyholders. Also included is an undated subordinated note issued on 29 June 2005 by Standard Life Funding BV ("SLF BV"), a wholly owned subsidiary of Standard Life Bank. Within the subordinated deed of guarantee, SLB guarantees the payment of all sums payable by SLF BV under the subordinated notes. The rights and claims of all subordinated noteholders are subordinated to the claims of all senior creditors of both SLF BV and SLB; and

(b) the Mutual Assurance Capital Securities ("MACS") issued on 4 November 2004 by SL MACS PLC and SL MACS (No. 2) PLC. The MACS are perpetual securities and as such have no fixed date of redemption. The gross proceeds of the issue of MACS were made available to SLAC pursuant to two Subordinated Member's Account (SMA) agreements between SLAC and the issuers. Pursuant to Extraordinary Resolutions relating to the MACS passed on 10 May 2006, at the time of the demutualisation of SLAC the issuer of the MACS is to become Standard Life with SLAL providing a subordinated guarantee of the MACS. The claims of bondholders under the subordinated guarantee would, on a winding up of SLAL, be subordinated and rank junior to the full satisfaction of the claims of (i) senior creditors of SLAL, including all policyholders, and (ii) the subordinated guaranteed bonds.

Before the end of 2006, the Company intends to finance with third parties through a capital markets transaction or otherwise up to CAD$400 million of subordinated debt which is currently structured as a series of Canadian dollar subordinated debentures within the Group.

The following table shows the net financial indebtedness of the Group, including the indebtedness reported in the table above, as at 31 March 2006:

		As at 31 March 2006
		(unaudited) £millions
A.	Cash	327
B.	Cash equivalent	3,946
C.	Trading securities	–
D.	**Liquidity (A) + (B) + (C)**	**4,273**
E.	**Current financial receivable**	**73**
F.	Current bank debt	79
G.	Current portion of non current debt	–
H.	Other current financial debt	2,411
I.	**Current financial debt (F) +(G) + (H)**	**2,490**
J.	**Net current financial indebtedness (I) – (E) – (D)**	**(1,856)**
K.	Non-current bank loans	–
L.	Bonds issued	1,874
M.	Other non-current loans	105
N.	**Non-current financial indebtedness (K) + (L) + (M)**	**1,979**
O.	**Net financial indebtedness/ funds (J) + (N)**	**123**

The Group currently has the following contingent guarantees:

- The 6.75% Sterling Fixed Rate Perpetual Reset Subordinated Guaranteed Bonds and 6.375% Euro Fixed/Floating Rate Subordinated Guaranteed Bonds due 2022 issued originally by SL Finance plc, a wholly owned subsidiary of the Company, are the subject of a subordinated guarantee from SLAC. Pursuant to Extraordinary Resolutions relating to the bonds passed on 10 May 2006, the issuer will become Standard Life and SLAL will provide a subordinated guarantee of the bonds. Accordingly, the Group will then provide an additional contingent guarantee of these bonds.
- SLB has guaranteed the liabilities of its subsidiary, Standard Life Funding BV, in connection with the subsidiary's issuance of commercial paper and medium term notes issued under the medium term note programme. The liabilities of Standard Life Funding BV at 31 March 2006 were £1,201 million.
- Pursuant to Extraordinary Resolutions relating to the MACS passed on 10 May 2006, Standard Life is to become the issuer of the MACS issued originally by SL MACS plc and SL MACS (No. 2) and SLAL is to provide a subordinated guarantee of the MACS. Accordingly, the Group will then provide an additional contingent guarantee of the MACS.

4. Interests of persons involved in the Offers

Other than the interests of the Directors and members of the senior management disclosed in Section 7 Part XV – "Additional Information" of the Registration Document and subject to the arrangements set out in Section 18.1 Part XV – "Additional Information" of the Registration Document (and assuming no exercise of the Over-allotment Arrangements), the Directors are not aware of any interests material to the Offers.

5. No Incorporation of Website Information

The contents of the Group's websites do not form part of this document, the Registration Document or the Summary.

6. Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the duration of the Offers at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY and the Company in the United Kingdom at

Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH, in Germany, at Atricom, 15 Lyoner Strasse, Frankfurt, in Austria, at Standard Life Versicherung, Sales Office, Austria, Brückenkopfgasse 1, 8020 Graz, in Ireland, at 89/91 St. Stephen's Green, Dublin, and in Canada, at 1245 Sherbrooke Ouest, Montreal, Quebec:

- the Memorandum and Articles;
- the applicable rules and trust deeds relating to the share schemes described in the Registration Document;
- the written consents referred to in Section 22 of Part XV – "Additional Information" of the Registration Document;
- the IFRS Historical Financial Information of SLAC for FY 2005 and FY 2004, the UK GAAP Historical Financial Information of SLAC for FY 2004 and FY 2003, and the IFRS Historical Financial Information for the Company for the period to 10 May 2006 in Sections B, D and F, respectively, of Part X – "Historical Financial Information" of the Registration Document;
- the Accountants' Reports from PricewaterhouseCoopers LLP on the IFRS Historical Financial Information of SLAC for FY 2005 and FY 2004, the UK GAAP Historical Financial Information of SLAC for FY 2004 and FY 2003 and the IFRS Historical Financial Information for the Company for the period to 10 May 2006, in Sections A, C and E, respectively, of Part X – "Historical Financial Information" of the Registration Document;
- the Unaudited Pro Forma Financial Information of SLAC for FY 2005 in Section A of Part XI – "Unaudited Pro Forma Financial Information" of the Registration Document;
- the Accountants' Report on the Unaudited Pro Forma Financial Information of SLAC for 2005 in Section B of Part XI – "Unaudited Pro Forma Financial Information" of the Registration Document;
- the Consulting Actuaries' Report from Watson Wyatt Limited in Part XII – "Consulting Actuaries' Report" of the Registration Document; and
- a copy of this document, the Registration Document and the Summary.

For the purposes of PR3.2.4, the Prospectus will be published in printed form and available free of charge for the duration of the Offers at the registered office of the Company in the United Kingdom and at its offices in Austria, Canada, Germany and Ireland at the addresses above and at the offices of Merrill Lynch International (Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ), UBS Limited (1 Finsbury Avenue, London EC2M 2PP), Citigroup Global Markets U.K. Equity Limited (Citigroup Centre, London Square, Canary Wharf, London E14 5LB) and JPMorgan Cazenove Limited (20 Moorgate, London EC2R 6DA). In addition, the Prospectus will be published in electronic form and available on the Group's website at www.standardlife.com, subject to access restrictions.

7. Securities laws

The distribution of this document, the Registration Document and the Summary and the Offers of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document, the Registration Document and/or the Summary come should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

7.1 Selling restrictions

General

No action has been or will be taken in any jurisdiction (other than the United Kingdom, Austria, Germany, Ireland and Jersey) that would permit a public offering of the Ordinary Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document, the Registration Document nor the Summary nor any other offering material or advertisement in connection with the Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document, the Registration Document and/or the Summary come should inform themselves about and observe any restrictions on the distribution of this document, the Registration Document and the Summary and the offer of Ordinary Shares contained in this document, the Registration Document and the Summary. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document, the Registration Document and the Summary do not constitute an offer to subscribe for any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

United States

The Ordinary Shares have not been and will not be registered under the US Securities Act, or qualified for sale under the laws of any state of the United States. Subject to certain exceptions, the Ordinary Shares may not be offered, sold or delivered in the United States or to US persons (as defined in Regulation S). The Ordinary Shares will be placed in the United States to QIBs in reliance on Rule 144A or under an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and outside the United States in accordance with Regulation S.

Each subscriber or purchaser of the Ordinary Shares outside the United States pursuant to Regulation S will be deemed to have represented and agreed that it has received a copy of this document, the Registration Document and/or the Summary, as applicable, and such other information as it deems necessary to make an informed investment decision and that:

- the subscriber or purchaser acknowledges that the Ordinary Shares have not been and will not be registered under the US Securities Act, or with any securities regulatory authority of any state of the United States, and are subject to significant restrictions on transfer;
- the subscriber or purchaser is, and the person, if any, for whose account or benefit the subscriber or purchaser is acquiring the Ordinary Shares, was located outside the United States at the time the buy order for the Ordinary Shares was originated;
- the subscriber or purchaser is not an affiliate of the Group or a person acting on behalf of such affiliate; and it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Ordinary Shares from the Group or an affiliate thereof in the initial distribution of the Ordinary Shares;
- the subscriber or purchaser is aware of the restrictions on the offer and sale of the Ordinary Shares pursuant to Regulation S described in this document, the Registration Document and the Summary;
- the Ordinary Shares have not been offered to it by means of any "directed selling efforts" as defined in Regulation S; and
- the Group shall not recognise any offer, sale, pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated restrictions.

Each subscriber or purchaser of the Ordinary Shares within the United States pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act will be deemed to have represented and agreed that it has received a copy of the Summary, this document and/or the Registration Document, as applicable, and such other information as it deems necessary to make an informed investment decision and that:

- the subscriber or purchaser acknowledges that the Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;
- the subscriber or purchaser (i) is a "Qualified Institutional Buyer" (as defined in Rule 144A), (ii) is aware that the sale to it is being made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, and (iii) is acquiring such Ordinary Shares for its own account or for the account of a "Qualified Institutional Buyer";
- the subscriber or purchaser is aware that the Ordinary Shares are being offered in the United States in a transaction not involving any public offering in the United States within the meaning of the US Securities Act;
- if, in the future, the subscriber or purchaser decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, such Ordinary Shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in accordance with Regulation S, or (iii) in accordance with Rule 144 (if available), in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction;

- the Ordinary Shares have not been offered to it by means of any general solicitation or general advertising;
- the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) and no representation is made as to the availability of the exemption provided by Rule 144 for resales of any Ordinary Shares;
- the purchaser will not deposit or cause to be deposited such Ordinary Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary receipt facility, so long as such Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3); and
- the Group shall not recognise any offer, sale pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated restrictions.

Each subscriber or purchaser acknowledges that the Group and the Underwriters will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agrees that if any of the acknowledgements, representations or warranties deemed to have been made by it, or by its purchase of shares are no longer accurate, it shall promptly notify the Group and the Underwriters; if they are acquiring Ordinary Shares, as a fiduciary or agent for one or more investor accounts, they represent that they have sole investment discretion with respect to each such account and they have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Ordinary Shares have been offered or will be offered pursuant to the Offers to the public in that relevant member state prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Ordinary Shares may be made to the public in that relevant member state at any time:

- to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts;
- to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch International, UBS Limited, Citigroup Global Markets U.K. Equity Limited and JPMorgan Cazenove Limited; or
- in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Ordinary Shares or to whom any offer is made under the Offers will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression "offer of any Ordinary Shares to the public" in relation to any Ordinary Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Ordinary Shares to be offered so as to enable an investor to decide to purchase any Ordinary Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Ordinary Shares being offered to a financial intermediary (as that term is used in Article 3(2) of the Prospectus Directive) such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the Institutional Offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Ordinary Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of Merrill Lynch International and UBS Limited has been obtained to each such proposed offer or resale. The Company, Merrill Lynch International and UBS Limited and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified Merrill Lynch International and UBS Limited of such fact in writing may, with the consent of Merrill Lynch International and UBS Limited, be permitted to subscribe for or purchase Ordinary Shares in the Offers.

Japan

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "Securities and Exchange Law") and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. Accordingly, the Ordinary Shares are being offered and sold only to 49 or fewer purchasers in Japan pursuant to the Securities and Exchange Law.

Each purchaser of the Ordinary Shares in Japan may not offer, sell, resell or otherwise transfer the Ordinary Shares or any interest therein, directly or indirectly, in Japan to or for the account of any resident of Japan except where all the Ordinary Shares held by such purchaser are sold or transferred to one person in whole but not in part. For the purposes hereof, "resident of Japan" has the meaning defined in Article 6, Paragraph 1, Subparagraph 5 of the Foreign Exchange and Foreign Trade Law (Law No. 228 of 1949), as amended.

DEFINITIONS

Save where the context otherwise requires, the words used in this document and the Registration Document have the following meanings:

"2004 Announcement"	has the meaning given on page 448 of the Registration Document;
"2002 Order"	the Financial Services and Markets Act 2000 (Administration Orders Relating to Insurers) Order 2002;
"ABI"	Association of British Insurers;
"Act"	the Standard Life Assurance Company Act 1991;
"Admission"	admission by the FSA in its capacity as UK Listing Authority of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to listing on the Official List in accordance with the Listing Rules and the admission of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;
"Admission and Disclosure Standards"	the requirements contained in the current edition of the publication "Admission and Disclosure Standards" containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"AFS"	available for sale;
"Application Form"	a Preferential Offer Application Form and/or an Employee Application Form;
"Articles"	the articles of association of the Company;
"ASB"	UK Accounting Standards Board;
"Basel I"	the Basel Accord of 1988;
"Basel II"	the revised Basel Accord of June 2004;
"BICL"	Bonaventure Insurance Company Limited;
"BNY"	Bank of New York Europe Limited;
"Board"	the board of directors of SLAC or the Company, as the context may require, currently those persons whose names are set out in Part VII – "Management And Employees";
"Bonus Shares"	the Ordinary Shares to be issued to relevant persons for the holding of certain Ordinary Shares for the required period from the date of Admission;
"Business Day"	a day (not being a Saturday or Sunday) on which banks are open for business in London and Edinburgh;
"Buy Form"	the form pursuant to which a Qualifying Person (not being an Eligible Member) may make an application to purchase Ordinary Shares in the Preferential Offer;

"CAD 3"	the Capital Adequacy Directive;
"CAD Amending Directive"	the EC Market Risk Directive;
"Calendar 2004"	the 12 month period ended 31 December 2004;
"Canadian Accredited Investors"	a person that is a resident of Canada and is an accredited investor within the meaning provided in National Instrument 45-106-Prospectus and Registration Exemptions ("NI45-106") and is not a person created or being used only to purchase or hold securities as an accredited investor;
"Canadian Member"	a person who is an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in Canada;
"Canadian Offering Memorandum	in connection with the Preferential Offer made to Qualifying Persons in Canada, the final version of the offering memorandum relating to the Preferential Offer to Qualifying Persons in Canada including the wrap pages, Summary, Registration Document and Securities Note, as amended, and supplemented by the Pricing Statement and, in connection with the Preferential Offer made to Qualifying Employees in Canada, the final version of the offering memorandum relating to the Preferential Offer to Qualifying Employees in Canada including the wrap pages, Summary, Registration Document and Securities Note, as amended, and supplemented by the final pricing statement;
"CCIR"	Canadian Council of Insurance Regulators;
"CFPPFMs"	Consumer Friendly Principles and Practices of Financial Management;
"CIB"	Capital Investment Bond;
"CIRB"	China Insurance Regulatory Bureau;
"CIRC"	China Insurance Regulatory Commission;
"Citibank"	Citibank N.A., London Branch;
"CMI"	Council of Mortgage Lenders, which is the trade association for mortgage leaders in the United Kingdom;
"Combined Code"	the revised Combined Code on Corporate Governance;
"Companies Act"	the Companies Act 1985, as amended;
"Company" or "Standard Life"	Standard Life plc, a public limited company incorporated in Scotland with registered number SC286832 and whose registered office is at Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH;
"Connected Persons"	the immediate family and related trusts of a Director or senior manager of the Company;
"Consulting Actuaries"	Watson Wyatt Limited, Watson House, London Road, Reigate, Surrey RH2 9PQ;
"Contract of Participation"	means the contact between the Company, Computershare Trustees (Ireland) Limited and Eligible Employees resident in Ireland for tax purposes, which sets out the terms on which such Eligible Employee agrees to participate in and acquire Employee Shares in accordance with the terms of the SLSP;

"Core Principles" the core principles relating to the operation of the Heritage With-Profits Fund, which are set out in Schedule 1 to the Main Scheme;

"Court" the Court of Session in Edinburgh;

"CREST" the relevant system (as defined in the Uncertificated Securities Regulations 1995) enabling title to securities to be evidenced and transferred in dematerialised form operated by CRESTCo Limited;

"CSD" UKL&P's Customer Service Division;

"Demutualisation Share Allocation" the allocation of Ordinary Shares to Eligible Members in order to determine their demutualisation entitlement pursuant to the Main Scheme, as more particularly described in Part V of the Securities Note;

"Demutualisation Shares" the Ordinary Shares to be allotted and issued upon the demutualisation of SLAC to Eligible Members (other than Non-Permitted Country Members), or to a nominee on their behalf, in accordance with the Main Scheme;

"Domestication" has the meaning given to the term on page 62 of the Registration Document;

"ECR" the Enhanced Capital Requirement;

"EEA State" each of the member states of the European Union, Iceland, Liechtenstein and Norway;

"Effective Date" the date on which the Main Scheme shall become effective;

"Effective Time" the time on the Effective Date at which the Main Scheme shall become effective;

"Eligible Employee" an employee in any company in the Standard Life Group (not being an employee who is believed to have a main tax residency outside of a Permitted Country on Admission) in service on Admission and with a period of continuous service with any company within the Standard Life Group of six months up to that date;

"Eligible Member" each person who is a member of SLAC in accordance with the SLAC Regulations immediately prior to the Effective Time, but excluding SL MACS plc and SL MACS (No. 2) plc;

"Employee Acceptance Form" (i) the form (including any on-line form) pursuant to which Eligible Employees who are resident in the UK for tax purposes may agree to receive their Employee Shares pursuant to the terms of the relevant Free Share Agreement; or (ii) the form pursuant to which Eligible Employees who are resident in Ireland for tax purposes may agree to receive their Employee Shares pursuant to the terms of the Contract of Participation;

"Employee Application Form" the form pursuant to which a Qualifying Employee is entitled to make an application to purchase Ordinary Shares in the Preferential Offer;

"Employee Keep or Sell Form" the applicable form pursuant to which (i) Eligible Employees resident for tax purposes in Austria or Germany can choose to either decline, keep or sell all of their Employee Shares or (ii) Eligible Employees resident in Canada for tax purposes can choose to keep, sell some of their Employee Shares to cover tax payable or sell all of their Employee Shares;

"Employee Share Allocation" the fixed allocation of 185 Employee Shares to Eligible Employees;

"Employee Shares"	the Ordinary Shares to be allocated and issued to Eligible Employees on Admission, or to the SLSP Trustee on their behalf, in connection with the Employee Share Allocation;
"Employee Trust"	has the meaning given to the term on page 432 of the Registration Document;
"EU"	the European Union;
"FFA"	Fund for Future Appropriations;
"FGD" or "Financial Groups Directive"	the EU Financial Groups Directive;
"FirstAssist"	FirstAssist Group Limited;
"Free Share Agreement"	the agreement between the Company, Computershare Trustees Limited and Eligible Employees resident in the UK for tax purposes and between the Company and Eligible Employees resident in Canada, Germany or Austria for tax purposes, which sets out the terms on which such Eligible Employees agree to participate and acquire Employee Shares in accordance with the rules of the SLSP;
"FRS 17"	the Financial Reporting Standard 17 on retirement benefits issued by the Accounting Standards Board of the United Kingdom;
"FSA"	the UK Financial Services Authority;
"FSAP"	the EU Financial Services Action Plan;
"FSCS"	the Financial Services Compensation Scheme;
"FSD"	Financial support direction;
"FSMA"	the Financial Services and Markets Act 2000 (as amended from time to time);
"FTSE 100"	the Financial Times Stock Exchange Index of the largest 100 UK companies according to market value;
"FUM"	funds under management;
"Further Capital Support Account"	the memorandum account designated the further capital support account within the Non-Profit Fund and/or the Shareholder Fund as the SLAL Board may from time to time in its absolute discretion determine, required to be maintained by SLAL on and from the Effective Time pursuant to the terms of the Main Scheme;
"FY 2003"	the 12 months ended 15 November 2003;
"FY 2004"	the 13.5 months ended 31 December 2004;
"FY 2005"	the 12 months ended 31 December 2005;
"FY 2006"	the 12 months ended 31 December 2006;
"GDV"	the Gesamtverband der Deutschen Versicherungswirtschaft (the German Insurance Industry Association);
"GEC"	Group Executive Committee;
"Group ALCO"	Group Asset and Liability Committee;

"Group ORC"	Group Operational Risk Committee;
"Group ORP"	Group Operational Risk Policy;
"Group TRC"	Group Technical Risk Committee;
"HASL"	Heng-An Standard Life Insurance Company Limited, a limited liability Sino-foreign equity joint venture company established in China in accordance with the relevant Chinese laws and regulations;
"HDFC"	Housing Development Finance Corporation Limited;
"HDFC-AM"	HDFC Asset Management Limited, a company incorporated in India under the Indian Companies Act 1956;
"HDFC-SL"	HDFC Standard Life Insurance Company Limited, a company incorporated in India under the Indian Companies Act 1956;
"Heritage With-Profits Fund"	the fund referred to as the "Heritage With-Profits Fund" which is to be established and maintained by SLAL pursuant to the Main Scheme;
"HFI"	Historical Financial Information;
"HMRC"	Her Majesty's Revenue & Customs;
"HTM"	held to maturity;
"IAS"	International Accounting Standards;
"IASB"	the International Accounting Standards Board;
"ICA"	Individual Capital Assessment;
"ICCR"	Individual Capital Resources Requirement;
"ICG"	Individual Capital Guidance;
"ICO"	Insurance Companies Ordinance;
"ICTA"	the Income and Corporation Taxes Act 1988, as amended;
"IFAs"	Independent Financial Advisers;
"IFRS"	International Financial Reporting Standards;
"Initial Share Sale Facility"	the facility through which Voluntary Sales will be effected at the time of Admission to be provided by the Sale Nominee, pursuant to the terms and conditions of the Initial Share Sale Facility which are set out in Part VIII of the Securities Note;
"Institutional Offer"	the offer of Ordinary Shares to certain institutional investors and other significant investors at the Offer Price, as more particularly described in Part V of the Securities Note;
"Insurance Groups Directive"	Directive 98/78/EC on the supplementary supervision of insurance undertakings within a group adopted by the EU in October 1998;
"Integrated Prudential Sourcebook" or "PRU"	the Integrated Prudential Sourcebook issued by the FSA, as amended from time to time;
"Interim Prudential Sourcebook"	the FSA Interim Prudential Sourcebook for Insurers;

"Ireland"	the Republic of Ireland;
"IT"	information technology;
"Joint Bookrunners"	Merrill Lynch International and UBS Limited;
"JPUT"	Jersey Property Unit Trust;
"Keep/Buy Form"	a form pursuant to which an Eligible Member (not being a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to keep their Demutualisation Shares and, if applicable, make an application to buy Ordinary Shares in the Preferential Offer;
"LAR"	loans and receivables;
"LCOI"	level cost of insurance;
"Listing Rules"	the listing rules issued by the FSA in its capacity as UK Listing Authority as the competent authority for the purposes of Part VI of FSMA;
"Listing"	admission by the FSA in its capacity as UK Listing Authority of the Ordinary Shares (being the Demutualisation Shares, the Employee Shares and the New Shares) to the Official List in accordance with the Listing Rules;
"London Stock Exchange"	London Stock Exchange plc;
"Long Term Fund"	any long-term insurance fund established and maintained by SLAL pursuant to chapter 7.6 of PRU;
"LTIP"	has the meaning given to the term on page 231 of the Registration Document;
"Main Scheme"	the Scheme pursuant to Part VII of, and Schedule 12 to, the FSMA under which substantially all of the long-term business of SLAC is to be transferred to SLAL;
"Member"	a member of SLAC whether under the Regulations in force prior to the SGM or by virtue of the Special Resolution;
"Members' Circular"	the proposal for members and policyholders dated 13 April 2006;
"Memorandum"	the memorandum of association of the Company;
"Mid-Range Price"	240 pence, being the mid-point of the Offer Price Range;
"MiFID"	Markets in Financial Investments Directive;
"Mortgage Endowment Promise", "MEP" or "Promise"	the mortgage endowment promise introduced by SLAC in September 2000, as more particularly described in Part XV – "Additional Information"of the Registration Document;
"New Shares"	those Ordinary Shares to be allotted and issued pursuant to the Offers;
"New With-Profits Funds" or "New WPFs"	the separate Long Term Funds established and maintained by SLAL for new with-profits business;
"Non-Permitted Country Member"	an Eligible Member who is an Overseas Person;

"Non-Profit Fund" or "NPF"	the separate fund which is required to be established and maintained by SLAL pursuant to the Main Scheme;
"NPSS"	National Pensions Saving Scheme;
"Occupational Pension Scheme"	any scheme or arrangement (wherever located) relating to an employer to or in respect of employees which is comprised in one or more instruments or agreements under which benefits, in the form of pensions, lump sum or other like benefits, are provided, or to be provided, on retirement, or on death, or in anticipation of retirement, or in connection with past service after retirement or death, or in connection with any change in the nature of the service of an employee (other than accident or death by accident schemes);
"Occupational Pension Scheme Policy"	a Policy (including a Pension Scheme Member Policy) held by one or more Occupational Pension Scheme Trustees;
"Occupational Pension Scheme Trustee"	the person who is alone or with other persons the legal owner in respect of one or more Occupational Pension Scheme Policies by virtue of being the trustee or plan sponsor, as the case may be, of each such Occupational Pension Scheme Policy;
"Offer Price"	the price per Ordinary Share payable under the Institutional Offer and the Retail Offer, which will be determined by the Company in consultation with Merrill Lynch International and UBS Limited;
"Offer Price Range"	210 pence to 270 pence per Ordinary Share, being the indicative price range within which the Offer Price is expected to fall (although the Offer Price may be above or below such indicative price range);
"Offers"	the offers of Ordinary Shares comprising the Preferential Offer, the Institutional Offer and the Retail Offer;
"Official List"	the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;
"Order"	an order made by the Court sanctioning the Main Scheme pursuant to Section 111 of FSMA and any order in relation to the Main Scheme made by the Court pursuant to Section 112 of FSMA;
"Ordinary Shares"	ordinary shares of 10 pence each in the capital of the Company;
"OSFI"	Office of the Superintendent of Financial Institutions;
"Over-allotment Arrangements"	the arrangements pursuant to which the Stabilising Manager may subscribe for or procure subscribers for, the Over-allotment Shares, as more particularly described in the Securities Note;
"Over-allotment Shares"	the additional new Ordinary Shares which the Stabilising Manager, pursuant to the Over-allotment Arrangements, may subscribe for or procure subscribers for;
"Overseas Person"	a person whose last recorded address as recorded in the Records as at the Relevant Time on the SGM Date, is not in a Permitted Country;
"PD/BI"	property damage/business interruption;
"PE"	private equity;

"Pension Scheme Keep/Buy Form"	a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to keep their Demutualisation Shares and, if applicable, make an application to purchase Ordinary Shares in the Preferential Offer;
"Pension Scheme Member Policy"	an Occupational Pension Scheme Policy issued by the UK or Irish business of SLAC in relation to which SLAC holds individual records of the underlying members of the scheme, and earmarks benefits for those individual members of that scheme;
"Pension Scheme Sell Form"	a form pursuant to which an Eligible Member for a Pension Scheme Member Policy (not being a Non-Permitted Country Member) may elect to sell their Demutualisation Shares through the Initial Share Sale Facility and have the proceeds paid to them in cash;
"Permitted Country"	any or all of Austria, Canada, the Channel Islands, Germany, the Republic of Ireland, the Isle of Man and the United Kingdom;
"Permitted Country Member"	an Eligible Member whose last recorded address, as recorded in the Records as at the Relevant Time on the SGM Date, is in a Permitted Country;
"PCI"	pension contribution insurances;
"PCI Policies"	Pension Contribution Insurance policies;
"PCAOB"	the auditing standards of the Public Company Accounting Oversight Board (United States);
"PFIC"	passive foreign investment company;
"PMI	personal medical insurance;
"PMI Policies"	Private Medical Insurance policies;
"Policy"	a contract entered into by SLAC (including orphan TN certificates and subrogated TN certificates, each as defined in the SLAC Regulations in force immediately prior to the Effective Time), the object of which is within any class or classes of insurance business specified in Schedule 1 to the Regulated Activities Order or any other class or description of insurance, pension, indemnity, annuity or guarantee business;
"policyholder"	any "policyholder" within the meaning of the Financial Services and Markets Act (Meaning of "Policy" and "Policyholder") Order 2001 (SI 2001/2361) and any reference to the "holder of a policy" shall be construed accordingly;
"PPFM"	the principles and practices of financial management of SLAL in effect from time to time in respect of the Heritage With-Profits Fund;
"Preferential Offer"	the offer of Ordinary Shares to Qualifying Persons and Qualifying Employees pursuant to the terms and conditions of the Preferential Offer, which are set out in Part VI the Securities Note;
"Preferential Offer Application Form"	(i) a Keep/Buy Form; (ii) a Buy Form; (iii) a Pension Scheme Keep/Buy Form; and/or (iv) a Tailored Keep/Buy Form (as applicable);
"Preferential Offer Price"	the price per Ordinary Share being at a discount of 5% to the Offer Price;
"Preferential Offer Price Range"	199.5 pence to 256.5 pence per Ordinary Share, being the indicative price range within which the Preferential Offer Price is expected to fall (although the Preferential Offer Price may be above or below such indicative price range);

"Price Range" — the Offer Price Range or the Preferential Offer Price Range, as the case may be, and "Price Ranges" shall be construed accordingly;

"Pricing Statement" — the pricing statement containing the Offer Price and the Preferential Offer Price to be published on or shortly before Admission;

"Proposal" — the proposal for the demutualisation of SLAC and the flotation of the Company on the London Stock Exchange and all related aspects of the demutualisation and flotation, as described in the Prospectus;

"Prospectus" — the prospectus issued by the Company in relation to the Offers, comprising this document, the Securities Note and the Summary prepared, published and approved by and filed with the FSA in accordance with the Prospectus Rules;

"Prospectus Rules" — the Prospectus Rules of the Financial Services Authority made under Section 73A of FSMA;

"Q1 2005" — the three months ended 31 March 2005;

"Q1 2006" — the three months ended 31 March 2006;

"QIBs" — Qualified Institutional Buyers as such term is defined in Rule 144A;

"Qualifying Employee" — an employee of any company within the Standard Life Group in service on 18 April 2006, provided that such employee shall not have given notice of termination of his or her contract of employment but excluding each Director of SLAC and the Company;

"Qualifying Person" — those persons eligible to apply to buy Ordinary Shares in the Preferential Offer being:

(A) Eligible Members (other than Non-Permitted Country Members and Eligible Members who effect a Voluntary Sale in respect of all their Demutualisation Shares);

(B) to the extent they do not fall within (A) above and are not Overseas Persons, those persons who fall within one of the following categories as at 18 April 2006:

(i) second and subsequent named policyholders of SLAC;

(ii) policyholders of with-profits policies taken out with SLAC since 30 March 2004;

(iii) non-with profits policyholders of SLAC;

(iv) policyholders with SLCC;

(v) employers which participate in and are currently paying contributions to SLAC under Stanplan A;

(vi) members of Stanplan V; and

(C) to the extent they do not fall within (A) or (B) above and are not Overseas Persons or resident in Canada, those persons who fall within one of the following categories as at 18 April 2006;

(i) all non-institutional customers of Standard Life Investments;

(ii) the following customers of Standard Life Bank:

(a) individuals with personal savings accounts;

(b) businesses with business savings accounts; and

(c) persons with a Standard Life Bank mortgage; and

(iii) individual customers of Standard Life Healthcare (other than customers of FirstAssist) with PMI Policies;

"Receiving Agent" Computershare Investor Services PLC;

"Records" the electronic and/or other records of SLAC;

"Registrars" Computershare Investor Services PLC;

"Registration Document" the Registration Document produced under the Prospectus Rules, which, together with this document and the Summary, constitutes the Prospectus;

"regulated activities" has the meaning given to the term on page 391 of this document;

"Regulation S" Regulation S as promulgated under the US Securities Act;

"Regulatory Information Service" a Regulatory Information Service that is approved by the FSA and is on the list of Regulatory Information Services maintained by the FSA;

"relevant implementation date" has the meaning given to the term on page 463 of the Registration Document;

"relevant member state" has the meaning given to the term on page 463 of the Registration Document;

"Relevant Time" 11:59 p.m. UK time;

"Reporting Accountants" PricewaterhouseCoopers LLP of Erskine House, 68-73 Queen Street, Edinburgh EH2 4NH;

"Responsible Persons" the Directors of the Company, whose names appear on page 26 of this document, and the Company;

"Retail Offer" the offer of Ordinary Shares to certain individuals and other investors in the United Kingdom at the Offer Price pursuant to the terms and conditions of the Retail Offer which are set out in this document;

"Retail Offer Application Form" a form pursuant which individual and other investors resident in the United Kingdom are entitled to make an application to purchase or subscribe for Ordinary Shares in the Retail Offer;

"RPI" Retail Prices Index;

"RRIF" Registered Retirement Income Fund;

"RSA 421-B" Chapter 421-B of the New Hampshire Revised Statutes;

"Rule 144A" Rule 144A under the US Securities Act;

"Sale Nominee" Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other nominee company appointed by the Company to which the Sale Shares are to be issued and which is to sell such Sale Shares on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;

"Sale Shares"	Demutualisation Shares to be sold on behalf of Voluntary Sellers pursuant to the terms and conditions of the Initial Share Sale Facility;
"Scheme Document"	the document setting out the Scheme pursuant to Part VII of, and Schedule 12 to, FSMA under which substantially all of the long-term business of SLAC is to be transferred to SLAL;
"SDLT"	Stamp Duty Land Tax;
"SDRT"	Stamp Duty Reserve Tax;
"SEC"	the US Securities and Exchange Commission;
"Securities and Exchange Law"	the Securities and Exchange Law of Japan (Law No. 25 of 1948);
"Securities Note"	this document;
"Sell Form"	a form, pursuant to which an Eligible Member (who is not a Non-Permitted Country Member or an Eligible Member for a Pension Scheme Member Policy) may elect to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;
"SERPS"	State Earnings Related Pension Scheme;
"Settlement Date"	the date for settlement of consideration due under the Institutional Offer only, anticipated to be 13 July 2006;
"SGM" or "Special General Meeting"	the special general meeting of SLAC held on the SGM Date to consider the Proposal (including where appropriate any adjourned meetings);
"SGM Date"	31 May 2006;
"Share Account Statement"	a statement of a person's holding of Ordinary Shares in the Standard Life Share Account;
"Shareholder Cash Flows"	certain cash flows arising on specified blocks of UK and Irish business within the Heritage With-Profits Fund which will be transferred, following actuarial investigation, to shareholders;
"Shareholder Fund"	the fund maintained by SLAL which will include, in addition to some of the proceeds from the Offers, assets and liabilities associated with the subordinated debt and holdings in certain of the significant operating subsidiaries, including, amongst others, SLB, SLIF and SLIL;
"Share Guide"	each of the explanatory guides relating to receiving Demutualisation Shares and/or the Preferential Offer and/or the Retail Offer containing the terms and conditions of the Preferential Offer, the Retail Offer, the Initial Share Sale Facility and the Standard Life Share Account (as appropriate);
"Share Nominee"	Computershare Company Nominees Limited, a company registered in Scotland No. SC167175, or any other company appointed by the Company to act as a nominee holder of Ordinary Shares in the Standard Life Share Account;
"Share Plus Account"	a Share Plus Account with SLB, available to Voluntary Sellers resident in the United Kingdom, into which such Voluntary Sellers can have the proceeds due to them from the sale of their Sale Shares paid;

"SLAC"	The Standard Life Assurance Company, to be renamed The Standard Life Assurance Company 2006 on or around the Effective Date;
"SLAC Regulations"	the regulations of SLAC made under Section 14 of the Act, in force at the relevant time;
"SLAL"	Standard Life Assurance Limited;
"SL Asia"	Standard Life Asia Limited;
"SLB"	Standard Life Bank;
"SLCC"	The Standard Life Assurance Company of Canada;
"SLESL"	Standard Life Employee Services;
"SLH"	Standard Life Healthcare;
"SLI"	Standard Life Investments;
"SLIF"	Standard Life Investment Funds;
"SLIL"	Standard Life International Limited;
"SLI(MF)"	Standard Life Investments (Mutual Funds) Limited;
"SLPF"	Standard Life Pension Funds;
"SLSL"	Standard Life Savings Limited;
"SLSP"	the Standard Life Share Plan;
"SLSPS"	the Standard Life UK defined benefit pension scheme;
"SLSP Trustee"	Computershare Trustees Limited for Eligible Employees resident in the United Kingdom for tax purposes and Computershare Trustees (Ireland) Limited for Eligible Employees resident in Ireland for tax purposes;
"Specified Period"	the period of 10 years following Admission;
"SSAP 24"	the Statement of Standard Accounting Practice 24 on accounting for pension costs, issued by the Accounting Standards Committee;
"SSC"	Standard Life SSC Limited;
"Stabilising Manager"	Merrill Lynch International;
"Standard Life Assurance Limited"	Standard Life Assurance Limited (registered in Scotland with number SC286833);
"Standard Life Assurance Limited Funds"	the funds and sub-funds maintained by SLAL from time to time, including the Non-Profit Fund, the Heritage With-Profits Fund and the Shareholder Fund;
"Standard Life Bank"	Standard Life Bank Limited (registered in Scotland with number SC173685);
"Standard Life Canada"	the Group's Canadian operations, including all business carried on by: (i) Standard Life Financial Inc., including SLCC; (ii) the Canadian branch of SLAC; and (iii) the Canadian branch of SLAL;

"Standard Life Employee Services"	Standard Life Employee Services Limited (registered in Scotland with number SC271355);
"Standard Life Germany"	the German branch of the Standard Life Group;
"Standard Life Group" or "Group"	if used to refer to a time before the Effective Time, SLAC and each of its subsidiaries and, if used to refer to a time after the Effective Time, the Company and each of its subsidiaries;
"Standard Life Healthcare"	Standard Life Healthcare Limited (registered in England and Wales with number 02123483);
"Standard Life Investment Funds"	Standard Life Investment Funds Limited (registered in Scotland with number SC068442);
"Standard Life Investments"	Standard Life Investments Limited (registered in Scotland with number SC123321);
"Standard Life Ireland"	the Irish branch of the Standard Life Group;
"Standard Life Pension Funds"	Standard Life Pension Funds Limited (registered in Scotland with number SC046447);
"Standard Life Share Account"	the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in Part IX of the Securities Note;
"Stanplan A"	a centralised Occupational Pension Scheme for non SLAC-associated employers, whereby contributions invested in Occupational Pension Scheme Policies are held by Standard Life Trustee Company Limited, which is the sole trustee of the scheme and accordingly, the Member in respect of those Policies;
"Stanplan V"	a free-standing additional voluntary contribution scheme pursuant to which all contributions are invested in Policies which are held by Standard Life Trustee Company Limited which is the sole trustee of the scheme and accordingly, the Member in respect of those Policies;
"Summary"	the Summary produced under the Prospectus Rules, which, together with this document and the Securities Note, constitutes the Prospectus;
"Tailored Keep/Buy Form"	a Pension Scheme Keep/Buy Form which has been amended to enable Eligible Members for at least one Occupational Pension Scheme Policy and at least one or more other policies to exercise their options as such an Eligible Member pursuant to the Main Scheme to keep Demutualisation Shares and (if applicable) to make an application to buy Ordinary Shares in the Preferential Offer;
"Tailored Sell Form"	a Pension Scheme Sell Form which has been amended to enable Eligible Members for at least one Occupational Pension Scheme Policy and at least one or more other policies to exercise their options as such an Eligible Member pursuant to the Main Scheme to sell Demutualisation Shares pursuant to the terms and conditions of the Initial Share Sale Facility;
"TEDA"	Tianjin Economic Development Area General Company;
"TICL"	Touchstone Insurance Company Limited;
"Trustee"	the trustee of the Unclaimed Assets Trust established to deal with the Unclaimed Demutualisation Shares and the Unclaimed Demutualisation Cash;

"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"	generally accepted accounting principles in the United Kingdom;
"UK Listing Authority"	the FSA, acting in its capacity as the competent authority for Listing in the United Kingdom under Part IV of FSMA;
"UKL&P"	UK Life and Pensions, the Group's UK life assurance and pensions business segment;
"Unaudited Pro Forma Financial Information"	has the meaning given to the term on page 346 of the Registration Document;
"Unclaimed Assets Trust"	the trust to be entered into between the Trustee and the Company on or about the Effective Date;
"Unclaimed Demutualisation Cash"	the cash demutualisation entitlements of Non-Permitted Country Members and the net proceeds of sale of Demutualisation Shares of Canadian Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;
"Unclaimed Demutualisation Shares"	the Demutualisation Shares of Eligible Members for whom SLAC is not satisfied that it has a valid address in sufficient time before the Effective Date;
"Underwriters"	Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London ECIA IHQ, UBS Limited of 1 Finsbury Avenue, London EC2M 2PP, Citigroup Global Markets U.K. Equity Limited of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB and JPMorgan Cazenove Limited of 20 Moorgate, London EC2R 60A;
"US" or "United States"	The United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US GAAP"	generally accepted accounting principles in the United States;
"US Person"	a US Person as defined in Regulation S;
"US Securities Act"	the US Securities Act of 1933, as amended;
"Voluntary Sales"	the sale through the Initial Share Sale Facility of Demutualisation Shares allotted and issued to a nominee on behalf of Eligible Members (who are not Non-Permitted Country Members) who have elected to sell their Demutualisation Shares or, in the case of Eligible Members resident in Canada and Eligible Members for Pension Scheme Member Policies, have not elected to retain their Demutualisation Shares;
"Voluntary Sellers"	Eligible Members who effect a Voluntary Sale;
"With-Profits Funds"	the Heritage With-Profits Fund and the New With-Profits Fund;
"WPB"	With-Profits Bond; and
"WPICC"	the with-profits insurance capital component.

Dated 15 June 2006

Printed by RR Donnelley 50203

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road,
Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored. www.standardlife.com

Printed by RR Donnelley, London 69028